Form 20-F
period 2003-04-30
MICROLOGIX BIOTECH INC
filed 2003-09-25
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

April 30, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number

0-22966

MICROLOGIX BIOTECH INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

3650 Wesbrook Mall, Vancouver, B.C., Canada V6S 2L2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:

47,751,298 Common Shares

350,000 Series A Preferred Shares

1,000,000 Series B Preferred Shares

5,250,000 Series C Preferred Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X

No _____

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

Item 18 _____

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends", "plans", "believes", "anticipates" or "expects" or similar words; that events "will", "may", "could" or "should" occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this Annual Report include, but are not limited to, completing  the MBI 594AN Phase IIb trial in the fourth quarter of calendar of 2003;,completing a corporate partnership for MBI 594AN in the first half of calendar 2004; determining our development plan for MBI 1121 before the end of calendar 2003; having sufficient funds to finance our operating and capital needs for approximately 18 – 24 months; identifying a lead development candidate in the lipopeptide program by the end of calendar 2003 and to initiating non-clinical studies in the first half of calendar 2004; selecting lead development candidates in the HBV and/or the HCV nucleic acid anti viral programs in the second half of calendar 2004; completing the review of the HCV Replication Assay within the next 2-3 months; and continuing to expand our product pipeline. These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to, the possible termination of the MBI 226 collaboration and license agreement by Fujisawa; possible unfavourable results from the MBI 594AN Phase IIb trial; our early stage of development; the fact that our technology is in the research stage and therefore the potential benefits for human therapy are unproven; the possibility that favourable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market the product successfully; the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that we will not be able to raise adequate capital to fund our operations through the process of developing and testing a successful product or the risk that future financing will be completed with unfavourable terms; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under "Item 3. Key Information – Risk Factors".  These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

Our actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of Micrologix's management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change. Readers should not place undue reliance on forward looking statements.

TABLE OF CONTENTS

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  See "Item 6. Directors, Senior Management and Employees" for directors and senior management.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of the last five fiscal years derived from our Consolidated Financial Statements included in this annual report or previous annual reports under Item 17 and are prepared in accordance with accounting principles generally accepted in Canada ("CDN GAAP").  These principles differ in certain respects from generally accepted accounting principles in the United States ("US GAAP") and the table also summarizes the corresponding financial data in accordance with US GAAP.  The material differences between CDN GAAP and US GAAP that would affect the measurement of the Company's financial results and position are set forth in Note 14 of our consolidated financial statements included in this annual report.  This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

	Fiscal year ending April 30,
	2003	2002	2001	2000	1999
	In thousands except per share amounts
	Currency expressed in Canadian dollars

Revenue	$8,631	$ -	$ -	$ -	$ -

Operating loss for the year
-CDN GAAP	$(12,992)	$(21,944)	$(14,852)	$(9,670)	$(7,128)
-US GAAP(1)(2) (3)	$(15,280)	$(21,988)	$(14,914)	$(11,327)	$(7,227)

Loss for the year
-CDN GAAP	$(12,350)	$(19,911)	$(11,709)	$(8,660)	$(6,507)
-US GAAP(1)(2) (3)	$(14,638)	$(19,955)	$(11,771)	$(10,317)	$(6,606)

Operating loss per common share(4)
-CDN GAAP(5)	$(0.31)	$(0.57)	$(0.40)	$(0.38)	$(0.33)
-US GAAP	$(0.37)	$(0.57)	$(0.40)	$(0.44)	$(0.34)

Loss per common share(4)
-CDN GAAP(5)	$(0.30)	$(0.52)	$(0.31)	$(0.34)	$(0.31)
-US GAAP	$(0.35)	$(0.52)	$(0.32)	$(0.40)	$(0.31)

Dividends declared per common share	$ –	$ –	$ –	$ –	$ –

Total assets
-CDN GAAP	$33,570	$42,756	$59,549	$58,934	$13,497
-US GAAP	$31,332	$42,768	$59,647	$58,934	$13,497

Shareholders' equity (net assets)
-CDN GAAP	$28,861	$35,249	$55,026	$56,884	$12,439
-US GAAP	$26,623	$35,261	$55,124	$56,884	$12,439

Common share capital
-CDN and US GAAP	$102,293	$96,358	$95,722	$49,013	$33,269

Preferred share capital(6)
-CDN and US GAAP	$ -	$ -	$ -	$ -	$ -

Number of common shares issued and outstanding	47,751	39,474	39,359	31,537	23,059

Number of preferred shares issued and outstanding(6)	6,600	-	-	-	-

(1)

Under US GAAP, acquired technology and technology licenses acquired during the year would be classified as in-process research and development and written off immediately as the technology has no other alternative uses.  For the purposes of reconciliation to US GAAP, this results in an additional charge to operations in fiscal 2003 of $2,237,863 (2002: $ nil; 2001: $ nil; 2000: $ nil; 1999: $ nil) which is net of the amortization expense and the write-down of the acquired technologies recorded by the Company during the period.

(2)

Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted by us on or after May 1, 2002.  For purposes of reconciliation to US GAAP, this results in additional compensation expense of approximately $50,000 (2002 - $44,000; 2001 - $62,000; 2000 - $30,000; 1999 - $99,000) in respect of options granted to consultants prior to May 1, 2002.

(3)

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal amount paid would be recorded as compensation expense upon release from escrow.  For purposes of reconciliation to US GAAP, this results in an additional charge to operations in fiscal 2003 of $nil (2002 - $nil; 2001 - $nil; 2000 - $1,627,197; 1999 - $nil).

(4)

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Since the Company's stock options, common shares to be issued, escrow shares, underwriter options, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

(5)

The loss per common share has been restated where necessary to reflect our adoption of the recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share-refer to Note 3 to our consolidated financial statements for the financial year ended April 30, 2002 contained in "Item 17. Financial Statements" of our Fiscal 2002 20-F.

(6)

The preferred shares were issued in connection with the acquisitions of acquired technology and technology licenses which occurred during fiscal 2003 – refer to Notes 7 and 10 to our consolidated financial statements for the year ended April 30, 2003 contained in "Item 17. Financial Statements". See also "BioSource Pharm, Inc.", "Intrabiotics Pharmaceuticals, Inc." and "Hybridon, Inc." contained in "Item 4. Information on the Company – Business Overview - Technology Licenses and Research Collaborations".

 In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The following table sets out the exchange rate for the conversion of $1.00 Canadian into United States dollars (calculated based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York) in effect at the end of the five most recent financial years, the high and low exchange rates for such periods, and the average exchange rates based on the average of the exchange rates on the last day of each month in such periods:

Financial Year Ended April 30,

	2003	2002	2001	2000	1999
End of period	0.6975	0.6377	0.6510	0.6749	0.6860
Low for period	0.6245	0.6200	0.6333	0.6607	0.6341
High for period	0.6975	0.6622	0.6831	0.6969	0.6982
Average for the period	0.6521	0.6369	0.6611	0.6798	0.6619

The following table sets out the high and low exchange rates for the conversion of $1.00 Canadian into United States dollars during the previous six months:

Month	High	Low
March 2003	0.6822	0.6709
April 2003	0.6975	0.6737
May 2003	0.7437	0.7032
June 2003	0.7492	0.7263
July 2003	0.7481	0.7085
August 2003	0.7228	0.7092
September 1 – 12, 2003	0.7337	0.7207

The noon rate of exchange on September 15, 2003 as reported by the United States Federal Reserve Bank of New York for cable transfers for the conversion of Canadian dollars into US dollars was $0.7485 (US $1.00 = Cdn. $1.3660).

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report on Form 20-F.

We are at an Early Stage of Development

Our business is at an early stage and we have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our sole focus from May 1995 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two product candidates in the clinical stage of development: MBI 226 for the prevention of central venous catheter-related bloodstream infections is in phase III clinical development and MBI 594AN for the treatment of acne is in phase II.  Since May 2002, we have acquired one additional product candidate in the clinical stage of development (MBI 1121 for treatment of Human Papillomavirus in phase I) and several other earlier development programs (lipopeptide, polyene, nucleic acid mimic technology and a HCV replication assay).  We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials in order to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products.  There can be no assurance that we will ever achieve profitability.  As a result, an investment in the common shares of Micrologix involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Our Success Depends on Collaborative Partners, Licensees and Other Third Parties over Whom we have Limited Control

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into licensing arrangements, research collaborations and/or other technology development and commercialization commitments.  In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare, Inc. for the co-development and commercialization of MBI 226 in North America.  Under the terms of this agreement, Fujisawa agreed to fund 100% of MBI 226 development costs in North America and assumed responsibility for the manufacturing of MBI 226. Based on the MBI 226 Phase III results received in July 2003, Fujisawa has until September 22, 2003 in which to determine whether to terminate the agreement (see "Item 4. Information on the Company – Business Overview - Development and Commercialization Partnerships – Fujisawa Healthcare, Inc."). In addition, we have collaborative agreements with, among others, BioSource Pharm, Inc., Hybridon, Inc., IntraBiotics Pharmaceuticals, Inc., the University of British Columbia and the University of Victoria (see "Item 4. Information on the Company – Business Overview -Technology Licenses and Research Collaborations"). We are currently seeking additional licensing arrangements and corporate collaborators, but there can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

Because we enter into research and development collaborations at various stages of research and product development, our success is dependent upon the performance of our corporate collaborators. The amount and timing of resources to be devoted to activities by corporate collaborators are not within our direct control, and there can be no assurance that any of our corporate collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Our corporate collaborators may not perform their obligations as expected. Our corporate collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because the success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We may not be able to simultaneously and effectively manage our corporate collaborations.

The results of the Phase III study of MBI 226, our most advanced product candidate, may cause Fujisawa to terminate our Collaboration and License Agreement and we may abandon or  delay further development  of MBI 226

Normally two pivotal Phase III studies are required as part of a New Drug Application ("NDA") to obtain marketing approval in the United States for a new drug; however, we received fast-track designation from the United States Food and Drug Administration ("FDA") for MBI 226, our most advanced product, which could have permitted us to file a NDA in the first half of calendar 2004 based on one pivotal Phase III study.  Enrollment and treatment in a Phase III study of MBI 226 was completed in the first calendar quarter of 2003.  Preliminary top line results from the study received in July 2003 did not show statistically significant superiority of MBI 226 in preventing central venous catheter-related bloodstream infections compared with povidone iodine, thereby not achieving the primary endpoint of the study.  With the primary endpoint not being achieved the filing of a NDA on the basis of this one study is unlikely without a further study or studies.  Fujisawa who has funded development of MBI 226 since May 2002, under the terms of a Collaboration and License Agreement can terminate the agreement on or before September 22, 2003 based on the results of the Phase III study.  If Fujisawa terminates the agreement, we may abandon or delay further development of MBI 226. See "Item 5. Operating and Financial Review and Prospects - Trend Information" for discussion of financial impact should Fujisawa terminate the agreement or if we were to abandon the MBI 226 program.

Our Success Depends on Our Ability to Protect Our Proprietary Rights and Operate Without Infringing the Proprietary Rights of Others

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties.  As of September 12, 2003, we held rights to 49 patents or patent applications in the United States relating to our technology platforms and development programs, as well as foreign counterparts for most of these patents and patent applications.  See "Item 4. Information on the Company – Business Overview - Intellectual Property".  There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators.  There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators' current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments.  Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving.  The patent positions of biotechnology and biopharmaceutical companies, including us, is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established.  The degree of future protection for our proprietary rights, therefore, is highly uncertain.  In this regard there can be no assurance that patents will issue from any of the pending patent applications.  In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators' research, development and commercialization efforts.  There can be no assurance that our or our corporate collaborators' technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators' technologies and products do not or will not infringe the patents or proprietary rights of others. We may be unable to determine the patents or patent applications that may materially affect our or our corporate collaborators' ability to make, use or sell products.  The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned or licensed to us or our corporate collaborators and limit our ability or our corporate collaborators' ability to obtain meaningful patent protection.  If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products.  We or our collaborators may be so enjoined or unable to obtain licenses to the patents, technologies and products of third parties on acceptable terms, if at all, or unable to obtain or develop alternative technologies.

There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party's proprietary rights.  We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. .An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

We also rely on trade secrets and proprietary know-how, especially in circumstances in which patent protection is not believed to be appropriate or obtainable. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, and advisors and collaborators.  There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our Success Depends on the Management of Growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources.  Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We Have a History of Operating Losses with an Accumulated Deficit of $73.6 million at April 30, 2003

We have experienced significant operating losses in each year since our inception.  We incurred losses of $12.3 million in our fiscal year ended April 30, 2003, $19.9 million in our fiscal year ended April 30, 2002, and $11.7 million in our fiscal year ended April 30, 2001.  As of April 30, 2003, our accumulated deficit was $73,570,323.  We expect to incur substantial additional losses over at least the next several years.  Our ability to achieve a consistent, profitable level of operations is dependent in large part upon entering into agreements with corporate collaborators for product research, development and commercialization on favourable terms, obtaining regulatory approvals for our products and the successful manufacture and marketing of our products.  We do not anticipate revenues from product sales in the next two years.  We anticipate that our sources of revenues for the next few years will consist of upfront license fees, milestone payments and research and development revenues pursuant to collaboration and licensing arrangements (See "Item 5. Operating and Financial Review and Prospects - Trend Information") and interest income.  We cannot predict if these revenues, if any, will be sufficient to achieve profitability or that we will ever be profitable.

We must Obtain Additional Financing to Execute Our Business Plan

We will require substantial additional capital resources in order to conduct our operations.  We have financed our operations primarily through the sale of equity securities.  Through July 31, 2003, we have raised approximately $100 million in net proceeds from equity issuances.  At July 31, 2003 our net working capital was $21,948,000 (April 30, 2003: $25,200,011; April 30, 2002: $32,973,251).  We believe that our funds on hand at July 31, 2003, together with amounts receivable, future research and development collaboration revenue and expected interest income, should be sufficient to finance our operating and capital needs for approximately 18 to 24 months without reflecting the receipt of proceeds that may result from out-licensing activities.  Our future capital requirements will depend on many factors, including, among others, the following: the amount of milestone based licensing and royalty payments, if any, from Fujisawa related to MBI 226; continued scientific progress in our research and development programs; the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements including for our MBI 594AN acne drug candidate; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or license new technologies and products and other factors not within our control.

We intend to seek such additional funding through corporate collaborations, public or private equity or debt financings, government funding programs and capital lease transactions; however, there can be no assurance that additional financing will be available on acceptable terms, if at all.  Additional equity financings could result in significant dilution to shareholders. If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research or development programs, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our Success Depends on Our Ability to Attract and Retain Key Qualified Personnel

We are highly dependent on the principal members of our scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives.  Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain "key person" life insurance on any officer, employee or consultant. We also have relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy.  These collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to our technologies.

Certain of our directors and officers may serve as directors or officers of other companies or have shareholdings in other companies which may lead to conflicts of interest that could be harmful to our interests.  In the event that a director and/or officer has a conflict he or she is required to advise us of his or her conflict, and abstain from participation in matters related to the conflict.

Our Industry Is Highly Competitive

The biotechnology and biopharmaceutical industries are intensely competitive.  Several biotechnology and biopharmaceutical companies, as well as certain research organizations, currently engage in or have in the past engaged in efforts related to the development of anti-infective products competitive with our technologies and product candidates.

Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, preclinical and clinical testing and obtaining regulatory approvals than we do.  Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.  Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours.  These companies and institutions compete with us in recruiting and retaining qualified scientific, medical and management personnel as well as in acquiring technologies complementary to our programs.  We will face competition with respect to product efficacy and safety, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.  There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We may Encounter Difficulties in Manufacturing Our Products

There can be no assurance that our product candidates can be manufactured at a cost or in quantities necessary to make them commercially viable.  We do not have any manufacturing facilities and we are dependent on third party contract manufacturers and/or collaborators to produce our product candidates for preclinical studies, clinical trials and for product commercialization.  There can be no assurance that such third party manufacturers or collaborators will be able to meet our needs with respect to timing, quantity, quality or pricing.  If we are unable to contract for a sufficient supply of product on  acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers or collaborators, our preclinical, clinical testing and/or product sales would be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

We have yet to Market or Sell any Pharmaceutical Products; Our Success Will Depend on Third Parties' Marketing and Distribution Capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities.  If we are unable to establish or maintain such relationships and we are required to market any of our products directly, we will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  There can be no assurance that we will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

We may not be able to Obtain the Regulatory Approvals or Clearances Necessary to Commercialize Our Products

The preclinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries.  Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.  The regulatory process, which includes extensive preclinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance.  In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product.  Delays in obtaining regulatory approvals or clearances would adversely affect the marketing of any products we or our corporate collaborators develop, impose significant additional costs on us and our corporate collaborators, diminish any competitive advantages that we or our corporate collaborators may attain and adversely affect our ability to receive royalties and generate revenues and profits. There can be no assurance that, even after such time and expenditures, any required regulatory approvals or clearances will be obtained for any products developed by or in collaboration with us.

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing.  Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing Good Manufacturing Practices ("GMP"). Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

We are also subject to numerous federal, state, provincial and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing  practices, the experimental use of animals, the environment and the use and disposal of hazardous substances used in connection with our research and development work.  In addition, we cannot predict the extent of government regulations or the impact of new governmental regulations which might have an adverse effect on the development, production and marketing of our products, and there can be no assurance that we will not be required to incur significant costs to comply with current or future laws or regulations or that we will not be adversely affected by the cost of such compliance.

Our Products under Development Require Significant Testing and if we are not Successful we will be Unable to Commercialize such Products

We must demonstrate the safety and efficacy of our product candidates through extensive preclinical and human clinical testing. We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

  safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

  the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

  after reviewing test results, we or our collaborators may abandon projects that previously were believed to be promising;

  we, or our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

  our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if approved; and

  clinical testing is very expensive, can take many years, and the outcome is uncertain. The data collected from our clinical trials may not be sufficient to support approval by the regulatory authorities of our product candidates.

The clinical trials of our products under development may not be completed on schedule and the regulatory authorities may not ultimately approve any of our product candidates for commercial sale.  If we fail to adequately demonstrate the safety and efficacy of a product under development, this would delay or prevent regulatory approval of the product candidate, which could prevent us from achieving profitability.

Our Product Candidates Subject Us to the Risk of Product Liability Claims for Which we may not be able to Obtain Adequate Insurance Coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future.  There can be no assurance that our insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all.  A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on our business, financial condition and results of operations.

Even If We Obtain the Necessary Marketing Approvals, Our Products May Not Gain Market Acceptance

There can be no assurance that any products successfully developed by us or our corporate collaborators, if approved for marketing, will ever achieve market acceptance.  Our products, if successfully developed, may compete with a number of traditional drugs and therapies manufactured and marketed by major pharmaceutical and other biotechnology companies, as well as new products currently under development by them.  The degree of market acceptance of any products developed by us or our corporate collaborators will depend on a number of factors, including the establishment and demonstration of the clinical efficacy and safety of the product candidates, their potential advantage over alternative treatment methods and reimbursement policies of government and third-party payers. There can be no assurance that physicians, patients or the medical community in general will accept and utilize any products that may be developed by us or our corporate collaborators.

Sales of some Products Under Development Depend Upon the Availability of Reimbursement from Third Party Payers Who Are Increasingly Challenging Drug Prices and Examining the Cost Effectiveness of Medical Products and Services

Sales of some of our products will depend in part upon the availability of reimbursement from third party payers, including government health administration authorities, managed care providers, private health insurers and other organizations. These third party payers are increasingly attempting to contain costs by challenging the price of products and services and limiting the coverage and level of reimbursement for pharmaceutical products. Third party reimbursement for our products may be inadequate to enable us to maintain prices that provide a return on our product development investment. Governments continue to propose and pass legislation designed to reduce health care costs. This legislation could further limit reimbursement. If government and third party payers do not adequately reimburse patients for purchasing our products, there may not be a market for the products.

Our Share Price Has Been, and Is Likely to Continue To Be Highly Volatile

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the Toronto Stock Exchange fluctuated from $0.58 (low) to $1.23 (high) during the fiscal year ended April 30, 2003, and from $0.45 (low) to $1.85 (high) during the period from May 1, 2003 through Sept 15, 2003.  Factors such as announcements by us or our competitors of technological innovations, new corporate partnerships or changes in the relationship of existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, results of clinical studies, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company's shares drops significantly, shareholders may initiate securities class action law suits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Micrologix Biotech Inc. ("Micrologix", the "Company", "we", "our", "us", "ourselves") is engaged in the research and development of drugs that advance therapy, improve health, and enrich lives. Our focus is anti-infective drug development with three product candidates in human clinical development (see "Business Overview - Drug Candidates and Clinical Development Programs") and earlier-stage candidates in various stages of research, development, and evaluation (see "Business Overview - Micrologix Technology Platforms and Drug Development Programs").

We were incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as "Parklane Explorations Ltd."  On March 9, 1988, we were continued under the Corporations Act (Alberta,

Canada) and on April 15, 1991, we were continued under the Company Act (British Columbia, Canada) under the name "Consolidated Parklane Resources Inc."  On January 7, 1993, our name was changed to "Micrologix Biotech Inc."

Our principal place of business is located at B.C. Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2.  Our telephone number is (604) 221-9666 and our facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.  We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.

Prior to 1993, we were engaged in the exploration of natural resource properties. In January 1993, we completed a reverse-takeover transaction wherein we acquired 100% of Microtek Research and Development Ltd. and Micrologix International Ltd. (collectively, the "Microtek Operations"). The Microtek Operations consisted of the research, development, manufacture and marketing of diagnostic and healthcare products designed for the aquaculture industry. The Microtek Operations were sold in December 1994 to focus on the development of antibiotics and other applications of cationic peptides.

In April 1993, we licensed the worldwide rights to an antimicrobial peptide technology from the University of British Columbia that provided the starting point for our research and development programs.  In May 1995, we established our research and office facilities located in the BC Research Building, Vancouver, BC, Canada. Our sole focus from May 1995 to May 2002 was on the research, development and commercialization of drug candidates based on antimicrobial peptides.  In 2002, as part of our new strategic plan, we set out to establish a prominent anti-infective product development company by bringing our founding technology in antimicrobial peptides to its optimal commercial potential and diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

In December 1998, our first drug candidate MBI 226 entered clinical trials in the United States for the prevention of central venous catheter-related bloodstream infections.  In early 2000, we expanded our clinical programs with two additional drug candidates entering into clinical trials in the United States - MBI 594AN for the treatment of acne and MBI 853NL for the prevention of hospital-acquired staphylococcus aureus infections. In July 2001, we terminated the MBI 853NL program following completion of a Phase Ib trial and an analysis of the future development prospects for this drug candidate. For the status of the MBI 226 and MBI 594AN programs see "Business Overview - Drug Candidates and Clinical Development Programs".

In May 2002, we entered into an option agreement for MBI 226 with Fujisawa Healthcare, Inc. ("Fujisawa") the United States subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products, and in July 2002, we entered into a Collaboration and License Agreement with Fujisawa for the co-development and commercialization of MBI 226. The agreement with Fujisawa has represented an important source of funding for us.  We received US$1 million as an upfront license fee upon execution of the Collaboration and License agreement and generated $8.3 million in collaboration and development revenue (inclusive of a US$1 million option fee paid by Fujisawa that was applied to development coasts during the option period) during the financial year ended April 30, 2003.  The future of this collaboration and development revenue and US$20 million in potential development milestone revenue are uncertain as Fujisawa may terminate the agreement on or before September 22, 2003 as a result of the MBI 226 Phase III results (see "Business Overview -Development and Commercialization Partnerships – Fujisawa Healthcare Inc."; and "Item 5. Operating and Financial Review and Prospects - Trend Information").

Since May 1, 2000 our principal capital expenditures and divestitures to the date hereof are as follows:

•

  In June 2000, we entered into a worldwide licensing and co-development agreement with Harbor-UCLA Research and Education Institute related to a novel antimicrobial peptide technology for consideration of $0.8 million.  We terminated this agreement in July 2002 and recorded a $1 million write-down in our April 30, 2002 financial statements in respect of this agreement.

  In May 2002, we acquired two preclinical anti-infective  programs  (see "Micrologix Technology  Platforms and Drug Development Platforms - Lipopeptides; and - Polyenes) from IntraBiotics Pharmaceuticals, Inc. and as part of the acquisition, we entered into a collaborative research and license agreement with BioSource Pharm, Inc., a research organization specializing in the discovery and development of novel antibiotics (See "Technology Licenses and Research Collaborations"). The financial consideration for these agreements included a combination of upfront and near-term cash and/or equity components totaling US$0.8 million; cash and/or equity payable upon the achievement of specified milestones totaling up to US$4.35 million for both programs; and royalties on product sales typical of early stage license agreements.  See Note 7(a) to Consolidated Financial Statements.

  In September 2002, we acquired a broad portfolio of antiviral technologies and product candidates (See "Micrologix Technology Platforms and Drug Development Programs – Antisense Technology; - Nucleic Acid Mimic Technology; and – HCV Assay Technology") formerly owned and being developed by Origenix Technologies Inc.  In conjunction with this acquisition, we entered into a collaboration and license agreement with Hybridon, Inc. (See "Technology Licenses and Research Collaborations") related to the Origenix antisense program for the treatment of Human Papillomavirus (HPV). We acquired the Origenix technologies for $0.5 million pursuant to a Call for Tenders in the bankruptcy of Origenix.  In consideration of the agreement with Hybridon, we agreed to pay certain collaboration, upfront and milestone payments upon the achievement of agreed clinical objectives as well as royalties on HPV product sales and sublicensing revenues. The collaboration, upfront and milestone payments, if achieved, would total US$5.75 million payable to Hybridon in cash and/or equity.  See Note 7(b) to Consolidated Financial Statements.

BUSINESS OVERVIEW

The business model of Micrologix is focused on developing compounds from the post-discovery stage (e.g. lead identification and optimization) through to late stage clinical development. Since May 2002, our strategic direction has been initially focussed on anti-infective (anti-bacterial, anti-viral and anti-fungal) indications. In most cases, we intend to partner product candidates (typically in late Phase II or early Phase III after efficacy in humans is established) to pharmaceutical, other biotechnology, and/or biomedical companies to help complete product development, obtain marketing approval and to market and sell the selected product candidate once approved. Such partnerships are intended to share product development risks and provide Micrologix with license fees, milestone payments, research and development collaboration revenues and royalties on product sales. Using this business model is expected to enable Micrologix to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in research and product development. Employing internal resources in this way will enable our research and development team to concentrate mainly on adding and advancing product candidates more effectively through the product development process. Our business model also includes acquiring and in-licensing technologies and product candidates at earlier stages of development (post discovery to Phase I) to expand the breadth and depth of our product pipeline, collaborating with third parties to advance research and development programs and out-licensing of non-core programs to third parties.

We currently do not have any products approved for sale and our operations consist principally of the research and development activities necessary to advance selected drug candidates through the development and approval process (see "Product Approval Process"). We have three product candidates in human clinical development and earlier-stage candidates in various stages of research, development, and evaluation, as follows:

1)

our latest stage drug candidates (MBI 226 & MBI 594AN) are based upon antimicrobial peptides used as topical anti-infectives. See "Micrologix Technology Platforms and Drug Development Programs – Cationic Peptides";

2)

an oligonucleotide technology for treating Human Papilloma Virus (HPV). See "Micrologix Technology Platforms and Drug Development Programs - Antisense Technology";

3)

a systemic lipopeptide Gram positive antibiotic with activity against methicillin-resistant Staphylococcus aureus ("MRSA"), Vancomycin-resistant enterococcus ("VRE") and other important pathogens.  See "Micrologix Technology Platforms and Drug Development Programs - Lipopeptides";

4)

a nucleic acid mimic technology for treating Hepatitis B Virus (HBV) and Hepatitis C Virus (HCV). See "Micrologix Technology Platforms and Drug Development Programs - Nucleic Acid Mimic Technology";

5)

a non-azole, polyene antifungal agent that is active against candida and other important fungal pathogens. See "Micrologix Technology Platforms and Drug Development Programs - Polyenes"; and

6)

an HCV assay technology. See "Micrologix Technology Platforms and Drug Development Programs – Hepatitis C Virus (HCV) Assay Technology".

Infectious Diseases

We have adopted a market-driven product strategy aimed at adding candidates to our portfolio which meet targeted medical needs, initially within the anti-infective realm. Second only to cardiovascular disease, infectious diseases are one of the leading causes of death worldwide. Approximately 13.3 million people died of infectious diseases worldwide in 1998.  In North America alone, more than two million patients acquire infections each year as a result of being hospitalized, with at least 70% of these infections caused by drug-resistant bacteria.

According to JP Morgan (2002 Report) the worldwide anti-infective market (antibiotics, antifungals, antivirals and vaccines) was a US$38 billion industry in 2001 - the 3rd largest drug category (16% of global pharmaceutical sales) and is forecast to grow to US$44 billion by 2010.  Current anti-infective sales growth is in-line with the overall market, with novel first-in-class anti-infective drugs expected to accelerate sales growth in the future.

Multi-Drug Resistant Bacteria and Hospital Acquired Infections

Multidrug-resistant bacteria are a well-documented global healthcare concern.  Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. The numbers of drug-resistant bacteria are on the rise and the development of new treatment options has not kept pace.  With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals with ineffective therapies for bacterial infections.

Many hospital-acquired infections are caused by Staphylococcus aureus ("S. aureus") and S. epidermidis. These bacteria can contaminate medical devices such as intravenous lines and catheter tubes.  Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients.  Today, 35% of S. aureus and up to 80% of S. epidermidis are resistant to methicillin.

Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections.  However, this powerful antibiotic is now ineffective against many bacterial species.  VRE, for example, has developed resistance to all known antibiotics.  The United States Centers for Disease Control and Prevention ("CDC") reported a twenty-fold increase in the percentage of hospital-acquired enterococci found to be resistant to vancomycin from January 1989 to March 1993. The incidence of vancomycin resistant and partially resistant Staphylococcus aureus (VRSA, VISA) is also increasing.

Viral Infections

Our anti-viral programs are currently targeting three viral diseases, namely Human Papillomavirus (HPV), Hepatitis B Virus and (HBV) Hepatitis C Virus (HCV).

Human Papillomavirus (HPV)

Genital HPV is a sexually transmitted disease with genital warts being the most common clinical manifestation of the infection. The CDC has estimated that there are nearly 5.5 million new cases of HPV per year in the United States alone resulting in over 24 million active cases. Genital warts account for over 1 million new cases per year.

Therapies for genital warts include: physician-administered ablative therapy that involve surgical removal, laser treatment or cryotherapy with liquid nitrogen, and topical application agents such as podophyllotoxin, trichloroacetic acid, salicyclic acid, 5-fluorouracil and Aldara. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus the potential for reoccurrence and for the spread of infection to others still exists. Therefore, HPV infection presents a significant therapeutic challenge, and there remains an unmet need for new effective therapies to treat the disease.

Hepatitis B Virus (HBV)

Worldwide, there are approximately 350 million chronic carriers of HBV, of which approximately one million die each year from complications of the disease, including cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma), making chronic HBV infection one of the 10 most common causes of death worldwide. The acute infection results in symptoms of varying severity, including fever, malaise, and jaundice, and resolves spontaneously in most patients within 6 months. Chronic carriers may be largely asymptomatic and remain infectious and therefore constitute a pool of infectivity in the community. Other patients with chronic active hepatitis develop severe symptoms including persistent malaise and fatigue, enlarged liver and spleen, and gastrointestinal bleeding.

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers who may proceed to serious illness over the next several decades means that there is also a clear need for an effective antiviral therapy.

Alpha interferon ("IFN-a") is effective in eliminating hepatitis B infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, Lamivudine (3TC) has recently been approved by the FDA for the treatment of HBV. While therapeutic results to date with lamivudine have been encouraging, HBV resistance is emerging rapidly and could pose a problem in the future to monotherapy. Thus new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

Hepatitis C Virus (HCV)

HCV is the leading blood-borne infection in the United States. The CDC estimates that over 4.5 million Americans are infected with the hepatitis C virus. The World Health Organization and other sources estimate that at least 200 million people are infected worldwide. Hepatitis C is the leading cause of liver cancer and the primary reason for liver transplantation in many countries.

HCV replication dynamics indicate that combination therapy will be needed to suppress HCV replication and prevent the development of drug resistance. The only treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin (Rebetol). In general, only 20% to 25% of INF-treated patients have long-term responses to IFN. Recently, the FDA approved the use of PEG-Intron (pegylated recombinant interferon), in combination with oral ribavirin for the treatment of chronic HepC patients with compensated liver disease. In summary, there remains an urgent need for the development of more effective antiviral therapy for HCV infection, which in all likelihood, would be administered as combination chemotherapy.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act and Regulations (Canada) which are enforced by the Health Canada's Health Products and Food Branch (HPFB). In the United States, drugs are subject to regulation by the Food and Drug Administration (FDA). The drug approval process is highly regulated with government agencies having responsibility for overseeing the country's requirements for approving new drugs. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (GMPs), Good Laboratory Practices (GLPs) and Good Clinical Practices (GCPs). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in animals to evaluate the drug's toxic and pharmacologic effects. Genotoxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug in a small number of humans (usually healthy volunteers) to determine its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled, scientifically valid Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger patient population than is required for Phase I clinical trials and are conducted to evaluate the effectiveness of a drug in patients having the disease or medical condition for which the drug is indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labeling.

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (IND) application must be approved by FDA before clinical trials begin. In Canada, a Clinical Trial Application (CTA) must be approved by the HPFB prior to commencement of each clinical trial. The IND or CTA must contain all relevant preclinical and clinical results.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authority. This is to ensure that a product that may eventually be sold to the public has the same composition as that determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the HPFB as part of a New Drug Submission ("NDS") or to the FDA as part of a New Drug Application ("NDA") to obtain approval to commence marketing the drug. On approval of these submissions, the FDA or HPFB grants a licence to market the product in the United States or Canada, respectively.

The HPFB or FDA requires post-market surveillance programs to monitor a product's safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in HPFB or FDA action requiring withdrawal of the product from the market and possible recall action.

Micrologix Technology Platforms and Drug Development Programs

Cationic Peptides

Our latest stage drug candidates are cationic peptides used as topical anti-infectives (see "Drug Candidates and Clinical Development Programs – Central Venous Catheter-Related Bloodstream Infections; and – Acne").  Cationic peptides are small, positively charged molecules that kill or inhibit the growth of various microbes, including bacteria, fungi and protozoa.  These peptides may also cause a potent non-specific immune response that protects the host against invading micro-organisms and potentially possess anti-inflammatory properties.

Unlike conventional antibiotics, which interact with bacteria through a biochemical process, current theory and research suggests cationic peptides work on a physical level, creating holes in the bacterial cell membrane to kill the bacterium.  This physical attack destroys bacteria quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria to develop resistance to antimicrobial peptides.

We have entered into agreements with contract manufacturing organizations for the synthetic chemical manufacture of our peptides and the formulation of our product candidates for preclinical and clinical studies. We have also developed and licensed recombinant DNA technologies for possible future use in the manufacture of cationic peptides. We anticipate that we will continue to work with contract manufacturing organizations to meet our future preclinical, clinical and commercial needs.

 Antisense Technology

We acquired an antisense technology and clinical program (See "Drug Candidates and Clinical Development Programs – Human Papillomavirus") in September 2002 targeted at Human Papillomavirus (HPV) as part of the acquisition of the Origenix Technologies Inc. antiviral programs and a license and collaboration agreement with Hybridon, Inc. (See "Technology Licenses and Research Collaborations – Hybridon Inc").

A synthetic DNA molecule with a sequence exactly complementary to the sense sequence of the messenger RNA of a specific gene can bind to and inhibit the function of that messenger RNA. This exact complement of the sense messenger RNA sequence is referred to as an "antisense" sequence. By inhibiting the function of the relevant messenger RNA, it is possible to decrease or eliminate the production of disease-causing or disease-supporting proteins. Moreover, the nucleotide sequence of an antisense synthetic DNA complementary to its target sequence on the messenger RNA can be designed in a manner such that the antisense synthetic DNA forms a large number of bonds at the target site, typically 30 or more, as compared to as few as two to three bonds for conventional drugs. This allows it to form a strong bond with the messenger RNA.

Antisense drug development technology involves the design and synthesis of synthetic DNA to bind and inhibit the activity of messenger RNA which codes for the production of disease-associated proteins. Many believe that drugs based on antisense technology may be more effective and cause fewer side effects than conventional drugs because antisense drugs are designed to intervene in a highly specific fashion in the production of proteins, rather than after the proteins are made.

Lipopeptides

We acquired our Lipopeptide program in May 2002 (see "BioSource Pharm, Inc" and "Intrabiotics Pharmaceuticals Inc." contained in "Technology Licenses and Research Collaborations"). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  As a class, these lipopeptide compounds act by interfering with the transport of precursors required to synthesize the cell membrane. There are only a limited number of products on the market or in clinical trials for problematic and/or drug-resistant Gram-positive infections. At the time of acquisition several potential leads had been identified, with basic in vivo efficacy and preliminary toxicity studies completed.  The objective of our lipopeptide program is to identify a lead development candidate by the end of calendar 2003 and to initiate non-clinical studies in the first half of calendar 2004.

Nucleic Acid Mimic Technology

As another part of the Origenix acquisition, we acquired a nucleic acid mimic technology in September 2002. Origenix had developed a unique, integrated technology platform for molecular discovery by using nucleic acid chemistry in conjunction with organic, computational, and medicinal chemistry. The rationale is that nucleic acids, such as DNA and RNA, are the fundamental building blocks of life and the molecular recognition between DNA, RNA, and protein forms the foundation for cellular function. The exquisite specificity and selectivity of such molecular recognition is based on both complementary attributes in shape, and binding interactions. The Origenix molecular discovery strategy was to engineer molecules that mimic this molecular recognition paradigm.  Antiviral activity has been confirmed at Micrologix in both Hepatitis C and Hepatitis B. Lead development candidates are expected to be determined for formal preclinical studies in one or both programs by the second half of calendar 2004.

Polyenes

As part of the acquisition of the lipopeptide technology from Intrabiotics in May 2002, we obtained a Polyene macrolide program (see "Intrabiotics Pharmaceuticals Inc." and "BioSource Pharm, Inc." contained in "Technology Licenses and Research Collaborations"). This program consists of proprietary antifungals with potential for improved safety over that of Amphotericin B.  A major distinguishable feature of these polyene compounds is their potentially enhanced solubility, which in concert with an improved therapeutic index, could allow the possibility of developing an anti-fungal product that will be more cost effective than liposomal formulations of Amphotericin B. We are currently seeking to out-license this technology.

Hepatitis C Virus (HCV) Assay Technology

As another part of the Origenix acquisition in September 2002 we obtained an HCV Assay technology.  Origenix had been developing a novel, cell-based viral replication assay for the purpose of efficiently screening potential compounds against HCV. There are currently no known whole HCV viral-based assays available for screening new drug candidates against HCV.  Our efforts since acquisition of the assay have been focused on determining feasibility (or reproducibility) of the results obtained by Origenix.  So far, the results of these efforts have not been encouraging.  Much of this work was done in collaboration with two external parties.  A hepatitis expert is currently reviewing the program and we expect the results of that review within the next 2-3 months.  If no feasibility is determined in this effort, we will terminate the program internally.

Drug Candidates and Clinical Development Programs

We are making a concerted effort to develop drug candidates that we believe present viable market opportunities.  Our current clinical stage programs are for: (1) the prevention of central venous catheter-related bloodstream infections; (2) the treatment of acne; and (3) the treatment of Human Papillomavirus.

Central Venous Catheter-Related Bloodstream Infections

Overview

In December 1998, we were cleared by the FDA to begin Phase I clinical trials in the United States of MBI 226, a topical drug candidate from our cationic peptide program.  This compound is being investigated for use in the prevention of bloodstream infections in patients who undergo central venous catheterization.

Central venous catheters ("CVC"s) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. Each year in the United States, more than five million CVCs are sold, and it is estimated by the CDC that catheter-related bloodstream infections develop in approximately 250,000 patients, resulting in approximately 50,000 deaths. On average, a patient with a CVC-related bloodstream infection spends an additional 6.5 days in intensive care at a cost of US$25,000. As such, these infections increase the annual cost to the United States health care system by more than US$5 billion annually.

The vast majority of central venous catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics.

Stage of Development

We are initially pursing marketing approval for MBI 226 in the United States.  Following the completion of a Phase I study in April 1999, the FDA granted fast track designation to MBI 226, for the prevention of CVC-related bloodstream infections.  The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In December 2001, we entered into preliminary discussions with Fujisawa Healthcare, Inc. ("Fujisawa") for the rights to MBI 226 in North America.  As part of the discussions, a revised plan to continue enrollment in a phase III study was established (see "Phase III Study" below).  Pursuant to these negotiations, in July 2002 we completed a Collaboration and License Agreement for the co-development and commercialization of MBI 226 with Fujisawa (See "Development and Commercialization Partnerships"). Pursuant to the agreement a Joint Development Management Committee ("JDMC") was established with representation from both organizations to oversee and guide the future development of MBI 226.

Normally two pivotal Phase III studies are required as part of a New Drug Application ("NDA") to obtain marketing approval in the United States for a new drug; however, we received fast-track designation from the FDA for MBI 226, which could have permitted us to file a NDA in the first half of calendar 2004 based on one pivotal Phase III study.  Enrollment and treatment in a Phase III study of MBI 226 was completed in the first calendar quarter of 2003 (see "Phase III Study" below).  Preliminary top line results from the study received in July 2003 did not show statistically significant superiority of MBI 226 in preventing central venous catheter-related bloodstream infections compared with povidone iodine, thereby not achieving the primary endpoint of the study.  With the primary endpoint not being achieved the filing of a NDA on the basis of this one study is unlikely without a further study or studies.  Fujisawa who has funded development of MBI 226 since May 2002, under the terms of a Collaboration and License Agreement can terminate the agreement on or before September 22, 2003 based on the results of the Phase III study.  If Fujisawa terminates the agreement, we may abandon or delay further development of MBI 226. See "Item 5. Operating and Financial Review and Prospects - Trend Information" for discussion of financial impact should Fujisawa terminate the agreement or if we were to abandon the MBI 226 program.

Phase I & Phase II Studies

The Phase I clinical trial was a randomized, double-blind, placebo-controlled study in 18 healthy volunteers.  In the efficacy portion of the Phase I clinical trial, the antimicrobial activity of MBI 226 was compared to a placebo control in six healthy volunteers.  MBI 226 reduced the number of micro-organisms on the skin by more than 99.9% compared to the placebo control.  The design of the Phase I clinical trial also allowed a preliminary assessment of the effectiveness of MBI 226 in preventing the growth (or colonization) of bacteria and fungi on the surfaces of implanted intravenous catheters, particularly those surfaces that had been in contact with the subject's blood.

In September 1999, we commenced a two-part United States Phase II clinical trial as part of the fast track development program to substantiate the safety of MBI 226. The Phase II results confirmed the safety data obtained in Phase I and further expanded the database of safety information on MBI 226.

Phase III Study

In September 2000, we initiated patient recruitment in a randomized, blinded, multicenter pivotal Phase III study.  The primary objective of the Phase III trial was to demonstrate that MBI 226, administered at central venous catheter insertion sites, is superior to povidone iodine in preventing central venous catheter-related bloodstream infections.

Patient enrollment in the Phase III study was completed in January 2003 and the last patient completed the study in February 2003.  A total of 1,452 patients were enrolled in the study with 1,409 of these treated and 1,407 evaluated for safety.  Preliminary top line results received in July 2003 did not show statistically significant superiority of MBI 226 in preventing central venous catheter-related bloodstream infections compared with povidone iodine, thereby not achieving the primary endpoint of the study. In summary, the results showed:

•

  The rate of catheter-related bloodstream infections in the MBI 226 group was 2.2% compared with 2.6% in the povidone iodine group. This result was not statistically significant (p=0.966). A total of 1,392 patients were evaluated in the primary analysis.

  MBI 226 did demonstrate statistically significant superiority in preventing catheter colonization, one of the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI 226 group as compared with 40% in the povidone iodine group (p=0.002).

  No serious adverse events related to the use of MBI 226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

Acne

Overview

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and antimicrobial activity of MBI 594AN, a topical drug candidate for the treatment of acne from our cationic peptide program.

Acne is the most common inflammatory skin disease of adolescence and early adulthood, with nearly 20% of all visits to dermatologists related to its evaluation and treatment.  It is estimated that approximately 45 million Americans are affected by acne.  While not life-threatening, the characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

The most important bacterium associated with acne is Propionibacterium acnes ("P. acnes"), with secondary infection due to Staphylococcus aureus and Staphylococcus epidermidis.  For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne.  They are believed to exert their therapeutic effect by reducing the population of P. acnes and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics.  The primary concern over the use of antibiotics for treating acne is the emergence of resistant organisms.  Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996.

Topical and systemic retinoids (derivatives of Vitamin A) have recently entered clinical practice as a treatment for moderate to severe acne, however, the FDA has recently expressed concern over the side effects associated with oral retinoid drugs used to treat acne.

Stage of Development

We are initially pursuing marketing approval for MBI 594AN in the United States and a proof of concept Phase IIa clinical trial was completed successfully in November 2001 (see " – Phase IIa" below).  An important part of the development of any new drug candidate from both regulatory and business perspectives is proper dosing. This normally occurs in Phase II studies. Based on this fact, along with the data generated on this product candidate to date, we initiated a Phase IIb study in January 2003 (see " – Phase IIb" below). Completion and results from the Phase IIb study are anticipated in the fourth calendar quarter of 2003.

Generally, to obtain approval to market a new acne product, the FDA requires two pivotal Phase III trials and a long-term (two year) non clinical carcinogenicity study. We are pursuing a co-development and commercialization license for MBI 594AN with potential pharmaceutical partners as was done with MBI 226 in order to meet the objective of advancing this program while prudently managing our cash resources.  Although discussions with potential partners are ongoing, the timing for completing a license agreement for this program is not certain as potential partners and/or we may wait until after the Phase IIb results, which would mean licensing in the first half of calendar 2004 or later. We may delay certain development spending including activities necessary to start the Phase III studies and the two year non clinical carcinogenicity study pending; (i) the results from the Phase IIb trial; (ii) the completion of a license agreement; and/or (iii) receipt of additional equity or non equity funding.

Significant progress was made in the last year addressing the manufacturing of MBI 594AN providing us  with the confidence to commence the Phase IIb study and the information necessary to advance discussions with potential partners.  Additionally we have access to the same manufacturers used by Fujisawa to make the active ingredient for MBI 226 (the MBI 594AN acne product uses the same active ingredient as the MBI 226 product). We have been relying on the Fujisawa MBI 226 manufacturing program for material required for the MBI 594AN development program.  As a result of the hold placed on the Fujisawa MBI 226 manufacturing program, we could face increased costs and/or delays in the supply of materials for the MBI 594AN development program.

Phase I

In January 2000, we initiated Phase I clinical trials in the United States to evaluate the safety and antimicrobial activity of MBI 594AN. The Phase I trials, which were completed in June 2000 included: (a) an open-label study to determine the safety and tolerability of MBI 594AN when applied topically to 20 acne patients; and (b) a randomized, double-blind, placebo-controlled trial to assess the antimicrobial effect of MBI 594AN when applied topically to 36 healthy volunteers colonized with P. acnes.  The results from these two studies demonstrated that MBI 594AN is non-irritating and well tolerated.

Phase IIa

We initiated a United States Phase IIa clinical trial of MBI 594AN in November 2000.  This trial was a randomized, double-blind study in 75 acne patients, with twice-daily dosing over a six-week period, using either one of two formulations of MBI 594AN (2.5% and 5%) or the product's alcohol-based vehicle alone ("placebo"). The trial was designed to provide an indication of efficacy (proof of concept) and to assess safety and tolerability, without being powered for statistical significance. In summary, the data showed:

  approximately a 31% and 25% reduction in total acne lesion counts (inflammatory and non-inflammatory lesions combined) in the MBI 594AN 2.5% and 5% treated groups respectively compared with approximately a 14% reduction for the placebo. The MBI 594AN 2.5% result was statistically significant, in spite of the small study size and not being powered for statistical significance.

  approximately a 44% and 41% reduction in inflammatory acne lesion counts in MBI 594AN 2.5% and 5% treated groups respectively compared with 24% for the placebo group.

  no discernible dose response: MBI 594AN 2.5% was as effective as MBI 594AN 5%.

  safe & well tolerated: there were no serious drug-related adverse events.  Dryness of the skin was reported as the most common side effect.

 Phase IIb

Patient enrollment in a Phase IIb clinical trial for MBI 594AN was initiated in January 2003.  This study includes a planned enrollment of 240 patients (approximately 100 patients were enrolled at April 30, 2003 and full enrollment was reached June 30, 2003) in nine centers in the United States, and is randomized (double-blinded) for patients to receive either a 2.5% MBI 594AN solution, a 1.25% MBI 594AN solution, or the vehicle (placebo) alone, for twelve weeks. The study is designed very much like the Phase IIa study.  Based on the Phase IIa data, the primary endpoint for the current Phase IIb study is a reduction in inflammatory lesions. The inclusion of the 1.25% MBI 594AN solution reflects our decision to test a lower dose than what was tested in the Phase IIa study.  Completion and results from the Phase IIb study are anticipated in the fourth calendar quarter of 2003.

Human Papillomavirus (HPV)

Overview

In September 2002 we acquired MBI 1121, an antisense HPV drug candidate (See "Technology Platforms and Drug Development Programs – Antisense Technology").  MBI 1121 is an investigational drug, formulated as a gel for topical application targeting the E1 region of HPV-induced genital warts. Activity was evaluated in vitro and in vivo where MBI 1121 was shown to be effective against genital wart growth in two different animal models using human xenograft infected tissue with HPV 11 and/or 6. A topical formulation was developed and shown to deliver MBI 1121 into the epidermis, the target tissue.

Stage of Development

An IND application was filed with the FDA in July 2001 and a Phase I clinical safety study was initiated in September 2001 by Origenix in the United States in collaboration with Dr. Karl Beutner, a dermatologist and recognized HPV expert. The Phase I clinical study was a placebo-controlled study designed to evaluate the safety in 30 human volunteers during 7 days of cutaneous application. Results in November 2001 indicated that MBI 1121 does not cause irritation in healthy volunteers.

 Activities for the MBI 1121 HPV program since our acquiring the program in September 2002 have been focused on addressing specific manufacturing, formulation, and market considerations prior to initiating further clinical and/or non-clinical development. First, we have confirmed that the HPV market is sufficient to warrant development.  Second, as with peptides, oligonucleotide manufacturing costs are decreasing, providing a more viable commercial opportunity.  Third, as part of the development plan for the program the appropriate formulation/delivery must be considered for the product before proceeding with development.  Collaborations are being explored to further assess these aspects of this topically applied oligonucleotide.  Based on the work done by Origenix before we acquired this compound, further non clinical work is likely to be required before proceeding into Phase II human clinical trials. We anticipate determining our development plan for MBI 1121 before the end of calendar 2003.

 Development and Commercialization Partnerships

Fujisawa Healthcare, Inc.

In May 2002 we entered into an option agreement for the exclusive negotiation of a definitive license agreement for MBI 226 with Fujisawa Healthcare Inc. ("Fujisawa") the United States subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products.  We received a US$1 million option payment to be used during the exclusive negotiation period to fund MBI 226 development costs including continuing to enroll patients in the Phase III study (See "Drug Candidates and Clinical Development Programs – Central Venous Catheter-Related Bloodstream Infections") and to recruit additional clinical sites.  Pursuant to these negotiations, in July 2002 we completed a Collaboration and License Agreement for the co-development and commercialization of MBI 226 with Fujisawa.  Under the terms of the agreement:

  We received an additional US$1 million payment as an upfront license fee and could receive up to US$20 million in future milestone payments, as well as a royalty of 20% on net sales of MBI 226.

  Fujisawa agreed to fund 100% of the MBI 226 development costs and assumed responsibility for manufacturing.

  Fujisawa was granted exclusive rights to market and sell the product in North America (US, Canada, and Mexico) if approved for marketing.

  A joint development management committee ("JDMC") was formed with representation from both organizations to oversee and guide the future development of MBI 226.

Under the terms of the agreement, Fujisawa has until September 22, 2003 in which to decide whether to terminate the agreement based on the Phase III results (See "Drug Candidates and Clinical Development Programs – Central Venous Catheter-Related Bloodstream Infections").  During the fiscal year ended April 30, 2003, we had $8.3 million in collaboration and development revenue from Fujisawa pursuant to this agreement (see "Item 5. Operating and Financial Review and Prospects - Trend Information" for effect of termination should Fujisawa terminate the agreement). Unless otherwise terminated, the agreement is to remain in effect, on a country by country basis, until the greater of ten years from first commercial sale in each country or the expiry of the last valid patent claim in respect of the licensed technology in the country.

Technology Licenses and Research Collaborations

We have technology licenses, research collaborations and/or other technology development and commercialization commitments with BioSource Pharm, Inc. ("BioSource"), Hybridon, Inc ("Hybridon"), IntraBiotics Pharmaceuticals, Inc. ("Intrabiotics"), the University of British Columbia ("UBC"), and the University of Victoria ("UVIC").

BioSource Pharm, Inc.

On May 20, 2002, pursuant to the Asset Purchase Agreement with IntraBiotics (see "Intrabiotics Pharmaceuticals, Inc." below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of polyene and amphomycin-related (lipopeptide) compounds.  Consideration under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales (see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources").  The equity component included 1,000,000 Series B preferred shares which, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the polyene and lipopeptide programs.

 Pursuant to the agreement we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc.

In September 2002, we acquired a broad portfolio of antiviral technologies and product candidates formerly owned and/or being developed by Origenix Technologies Inc.  Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon Inc. to develop an antisense drug candidate for the treatment of Human Papillomavirus (HPV) (See "Drug Candidates and Clinical Development Programs – Human Papillomavirus").  Under the agreement, Hybridon has licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome.  In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.  In consideration for the Collaboration and License Agreement, we will pay Hybridon certain collaboration, upfront and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and sublicensing revenues. The collaboration, upfront and milestone payments, if achieved, would total US$5.75 million in cash and/or equity (see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources"). The equity component included 5,500,000 Series C preferred shares. In April 2003 250,000 of the Series C preferred shares were converted into common shares. The remaining 5,250,000 Series C preferred shares, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved for the HPV oligonucleotide drug candidate.  We also assumed responsibility for the development costs for any drug candidates.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc.

Effective May 20, 2002, we acquired certain assets related to polyene and amphomycin-related (lipopeptide) compounds from IntraBiotics.  As consideration for the assets acquired, we made an upfront cash payment of US$400,000.  Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales (see "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources").  The equity component included 750,000 Series A preferred shares.  We redeemed 400,000 Series A preferred shares in October 2002 by paying US$400,000.  The remaining 350,000 Series A preferred shares, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the polyene and/or the lipopeptide programs.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia

Effective April 28, 1993, Micrologix and UBC entered into a license agreement under which we acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC.  This agreement was replaced by a second license agreement entered into on October 19, 1995 (the "UBC License").

Pursuant to the UBC License, we agreed to fund research at UBC for a period of five years and to pay to UBC royalties from sales of products licensed pursuant to the agreement. In addition to the patent applications in existence at the time of the signing of the UBC License, we acquired the rights to any future technology developed by UBC pursuant to research funded by us, provided we pay all costs associated with patenting of the technologies.

Unless otherwise terminated, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Victoria Innovation and Development Corporation

Effective March 14, 1997, we entered into a license agreement with UVIC (the "UVIC License").  Pursuant to this agreement, Micrologix acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria.  We are not required to pay royalties to UVIC.  Unless otherwise terminated, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent registered in respect of the licensed technology.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful anti-infective development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of September 12, 2003 we held the rights to 49 patents or patent applications in the United States relating to our technology platforms and drug development programs, as well as foreign counterparts for most of these patents and patent applications.

 As with the patent positions of other pharmaceutical and biotechnology firms, we do not know whether our patent applications will result in the issuance of patents or, for patents that are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated by others.

We also rely upon trade secrets, know-how and continuing technological innovations to develop and maintain our competitive position.  It is our policy to require employees, consultants, members of our Clinical and Scientific Advisory Boards and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting relationships or a collaboration.  These agreements provide that all confidential information developed or made known during the course of these relationships are to be kept confidential.  In the case of our employees, agreements are in place providing that all inventions resulting from work performed utilizing our property or relating to our  business and conceived or completed by the individual during employment are our exclusive property to the extent permitted by law.

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and noncompetitive.

We are focused on the research and development of drugs focused on the treatment or prevention of a number of infectious diseases:

Prevention of Central Venous Catheter-related Bloodstream Infections

Several options are currently available for the prevention of central venous catheter-related bloodstream infections.  Povidone-iodine (Betadine Skin Cleanser/Ointment) is currently the most widely used antiseptic in the United States for cleansing catheter insertion sites.  Chlorhexidine, another commonly used cleansing agent, has not been heavily promoted in the United States and has demonstrated low market adoption in the United States to date (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings).  In several studies, Chlorhexidine reduced the incidence of microbial colonization of catheters significantly in comparison to Povidone-iodine.  Antimicrobial-bonded catheters (such as Bio-

Guard Spectrum Bonded Catheters and Arrowguard Blue Bonded Catheters) are being used more frequently.

Treatment of Acne

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that effect hormone levels.  Some significant problems exist with these treatment options.  Antibiotics are no longer as successful as they once were as Propionibacterium acnes (p. acnes), the bacterium most commonly associated with acne, has developed resistance to many antibiotics.  Systemic retinoids may cause frequent and severe side effects, from birth defects to psychological disorders.  Hormonal therapies, useful only in women and adolescent girls, are merely suppressive and associated with frequent side effects.

Hospital Acquired Bacterial Infections

There are only a limited number of products on the market and in clinical trials for serious gram-positive infections.  Key success factors for drugs in development will be: a novel mechanism of action; bacteriocidal as opposed to bacteriostatic activity; broad gram-positive coverage including MRSA, VRE, and VISA/VRSA; low side effects; and once a day dosing.

Cubist's Cidecin (Daptomycin) was recently approved by the FDA. Our lipopeptide technology for serious gram-positive bacterial infections could offer advantages over Cidecin including being inherently less toxic (Daptomycin is known to cause chronic muscle toxicity), having improved stability and ease of synthesis, as well as favourable pharmacoeconomics.

Viral Infections

Human Papillomavirus (HPV)

Current therapies for genital warts include; ablative therapy that involve surgical removal, laser treatment or cryotherapy with liquid nitrogen, and topical application by agents such as podophyllotoxin, trichloroacetic acid, salicyclic acid, 5-fluorouracil and Aldara. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus the potential for reoccurrence and for the spread of infection to others still exists.

Hepatitis B Virus (HBV)

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers means that there is also a clear need for effective antiviral therapy.

Alpha interferon ("IFN-a") was the first effective therapeutic agent used to treat HBV. This agent is effective in eliminating hepatitis infection in 25-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, Lamivudine (3TC) has been approved by the FDA and is now commercially available for the treatment of HBV. Most recently, Hepsera (a nucleoside analogue), was approved by the FDA for the treatment of chronic HBV infections. A number of nucleoside analogs are currently undergoing clinical trials in different countries. While therapeutic results to date with lamivudine have been very encouraging, HBV resistance is rapidly emerging and could pose a problem in the future to monotherapy. Thus new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

Hepatitis C Virus (HCV)

The only treatment currently available for HCV infection is interferon-a (IFN-a) alone or in combination with ribavirin (Rebetol). In general, only 20% to 25% of INF-treated patients have long-term responses to IFN. Different genotypes of HepC respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than type 2 and 3. The FDA has approved the use of

PEG-Intron (pegylated recombinant interferon), in combination with oral ribavirin for the treatment of chronic HepC patients with compensated liver disease. Based on all these observations and considerations, there is urgent need for the development of more effective antiviral therapy for HepC infection, which in all likelihood, would be administered as combination chemotherapy.

ORGANIZATIONAL STRUCTURE

We have one inactive wholly owned subsidiary, Micrologix Biotech (USA) Inc., a Delaware corporation.

PROPERTY, PLANTS AND EQUIPMENT

We lease approximately 20,000 square feet of research and office space in Vancouver, British Columbia, Canada. The original lease term commenced in May, 1995 under a five-year lease agreement and the current term expires May 14, 2005.  We consider these leased premises adequate for our current needs.

Through contractual arrangements we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale, if and when approved, is subject to significant governmental requirements (See "Product Approval Process").  The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP").  All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

CRITICAL ACCOUNTING POLICIES

Our audited consolidated financial statements are prepared in accordance with CDN GAAP. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note 14 to the audited consolidated financial statements for the year ended April 30, 2003.   These accounting principles require us to make certain estimates and assumptions.  We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue and amortization of intangible assets.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from licensing fees (which are comprised of initial upfront fees) and research and development collaboration payments from collaborative licensing arrangements.  Initial fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with our strategic partners.  Research and development funding generally compensates us for non-clinical and clinical expenses related to the collaborative development programs for certain of our product candidates and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  We assess whether costs have met the relevant criteria for deferral and amortization at each reporting date.

Under US GAAP, research and development expenditures also include the cost to purchase rights to unproven technology which may not have alternate future uses.  Under CDN GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Details of the difference between CDN GAAP and US GAAP are provided in Note 14 to the audited consolidated financial statements for the fiscal year ended April 30, 2003.

Intangible assets

Intangible assets are comprised of patents, trademarks, technology licenses and acquired technology and include technology licenses and technology acquired in exchange for equity instruments issued by us.  Patents, trademarks, technology licenses and acquired technology are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

CHANGE IN ACCOUNTING POLICIES

Effective May 1, 2002, we adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets".  Under these standards; (i) goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually; and (ii) intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives.  As at May 1, 2002, we had no recorded goodwill and our intangible assets had finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position or results of operations as at May 1, 2002.

We have adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective May 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  We have adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently have disclosed the pro forma effects to loss and loss per share as if the fair value method had been used (see Note 10[d][v] to the audited consolidated financial statements).

RESULTS OF OPERATIONS

Micrologix commenced operations in January 1993 and has devoted its resources to the research and development of new anti-infective products.  For the fiscal year ended April 30, 2003 ("Fiscal 2003"), Micrologix incurred a loss of $12,350,013 (2002: $19,910,904; 2001: $11,708,706) or $0.30 (2002: $0.52; 2001: $0.31) per common share.  The 38% decease in loss for Fiscal 2003 compared to Fiscal 2002 resulted principally from revenues pursuant to the Collaboration and License agreement with Fujisawa for MBI 226 (See "Revenues" below).  The increase in the Fiscal 2002 loss compared to Fiscal 2001 resulted principally from MBI 226 program costs (See "Operating Expenses - Research and Development" below) and a write-down in intangible assets (See "Capital Expenditures - Intangible Assets" below). Micrologix has been unprofitable since its formation and has incurred a cumulative deficit of $73,570,323 to April 30, 2003.

REVENUES

In July 2002, we entered into a Collaboration and License agreement with Fujisawa for MBI 226 (see "Item 4. Information on the Company – Business Overview - Development and Commercialization Partnerships – Fujisawa Healthcare Inc.") and received a non-refundable upfront license fee of US$1 million.  This upfront fee is being amortized into income over the estimated development period (approximately three and one-half years) for MBI 226 in the United States, Canada and Mexico ($0.4 million Fiscal 2003) with the unamortized portion being recorded as deferred revenue on the balance sheet.  In Fiscal 2003, we also had $8.3 million (2002: $nil; 2001: $nil) in research and development collaboration revenue pursuant to the collaboration with Fujisawa. See "Item 5. Operating and Financial Review and Prospects - Trend Information" for the effect of the MBI 226 Phase III results on revenues and should Fujisawa terminate the agreement. See also "Critical Accounting Policies" above for our revenue recognition policy which was adopted during Fiscal 2003.

OPERATING EXPENSES

Total operating expenses remained stable in Fiscal 2003 at $21,623,317 (2002: $21,943,926; 2001: $14,851,903). The increase in Fiscal 2002 was principally due to the Phase III clinical trial of MBI 226 (see "Research and Development Expenses") and the write-down of intangible assets (see "Capital Expenditures - Intangible Assets" below).

Research and Development Expenses

Research and development expenses decreased 3% in Fiscal 2003 to $15,783,294 (2002: $16,321,779; 2001: $10,673,658). Clinical development program costs represented $9,898,091 (2002: $12,131,747; 2001: 7,267,958) or 63% (2002: 74%; 2001: 68%) of research and development expenses. The decrease in Fiscal 2003 was due primarily to decreased costs for the MBI 226 Phase III clinical trial for which enrollment was completed in January 2003 (see "Item 4. Information on the Company – Business Overview - Drug Candidates and Clinical Development Programs - Central Venous Catheter-Related Bloodstream Infections – Phase III").  The increase in research and development expenses in Fiscal 2002 was due to an increasing commitment of resources to clinical development programs which are contracted primarily to external parties.

Total clinical development costs for MBI 226 were $7,429,043 in Fiscal 2003 (2002: $10,803,339; 2001: $4,424,530).  The decrease in MBI 226 development costs in Fiscal 2003 were partially offset by an increase in MBI 594AN development costs which included the commencement of a Phase IIb trial in January 2003 (see "Item 4. Information on the Company- Business Overview -Drug Candidates and Clinical Development Programs - Acne – Phase IIb").  Total clinical development costs for MBI 594AN were $2,064,771 in Fiscal 2003 (2002: $863,962; 2001: $1,530,939).

Personnel costs were $3,678,918 (2002: $2,376,737; 2001: $2,026,892) or 23% (2002: 15%; 2001: 19%) of research and development expenses.  The 55% increase in Fiscal 2003 was due to the addition of three members to the senior management team in Research, Technology Development and Product Development; the expansion of the Product Development, Manufacturing and the Research and Development teams; and  the introduction of a new results-based compensation program.

General and Corporate Expenses

General and corporate expenses increased 16% in Fiscal 2003 to $4,381,555 (2002: $3,793,849; 2001: $3,615,733). Personnel costs represent 63% (2002: 50%; 2001: 58%) of general and corporate expenses. Personnel costs increased 45% to $2,751,897 in Fiscal 2003 (2002: $1,903,566; 2001: $2,106,694) due to the addition of two members to the senior management team in Operations and Corporate Development; two new positions added in Business Development and Finance; and the introduction of a new results-based compensation program.  The decrease in Fiscal 2002 was primarily due to the compensation package of the former President and CEO upon his leaving the Company in Fiscal 2001.

Amortization Expense

Amortization expense in Fiscal 2003 for capital assets was $452,629 (2002: $430,003; 2001: $349,133) and amortization expense in Fiscal 2003 for intangible assets was $316,297 (2002: $268,513; 2001: $195,860).

Write-down of Intangible Assets

As of April 30, 2003 we completed a review of our intangible assets and determined that write downs in the carrying value were appropriate in respect of the polyene acquisition (See "Item 4. Information on the Company – Business Overview - Micrologix Technology Platforms and Drug Development Programs - Polyenes"), non - core cationic peptide patent costs and miscellaneous non - core patents acquired as part of the Origenix transaction.  This review resulted in a $689,542 charge to operations including a $302,557 write-down in acquired technology and a $386,985 write-down in capitalized patent costs.  A similar review in Fiscal 2002 resulted in a $330,932 (2001: $17,519) write-down of patent costs.  In Fiscal 2002, we also wrote down the technology license with the Harbor-UCLA Research and Education Institute resulting in a $798,850 charge to operations and the license was subsequently terminated.

OTHER INCOME AND EXPENSES

Interest Income

Our principal source of income prior to Fiscal 2003 had been interest income generated from  investments in high-grade liquid financial instruments with varying terms to maturity (not exceeding three years), selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. Interest income for Fiscal 2003 was $996,874 (2002: $2,136,591; 2001: $3,234,574), a decrease of 53% from Fiscal 2002. This decrease in Fiscal 2003 and Fiscal 2002 resulted from lower average rates of return (2003: 3.1%; 2002: 4.4%; 2001: 5.5%) and lower average cash, cash equivalent and short-term investment balances. At April 30, 2003, we had $25,603,979 (2002: $39,887,854; 2001: $55,791,768) in cash, cash equivalents and short-term investments.

Foreign Exchange Loss

We incurred a foreign exchange loss of $354,557 (2002: $103,569; 2001: $91,377) with respect to our United States denominated cash and cash equivalents, amounts receivable and accounts payable balances.  Our research and collaboration revenue is earned in United States dollars and we also purchase a significant amount of its goods and services in United States dollars.  During Fiscal 2003 the Canadian dollar strengthened against the United States dollar by a factor of approximately 10%.  Although the stronger Canadian dollar resulted in a foreign exchange loss our operating expenses (particularly clinical development costs – See "Research and Development Expenses" above) are lower as our United States dollar denominated expenses are costing less with the stronger Canadian dollar.

CAPITAL EXPENDITURES

Capital Assets

Capital asset expenditures were $267,220 (2002: $437,628; 2001: $555,425).

Intangible Assets

Technology license costs capitalized in Fiscal 2003 were $713,837 (2002: $84,500; 2001: $802,500) including $396,575 in preferred shares issued.  The preferred shares were converted into common shares in April 2003.  Technology license costs capitalized in Fiscal 2003 reflect the Hybridon license for HPV (see "History and Development of the Company" and "Business Overview - Technology Licenses and Research Collaborations – Hybridon Inc." contained in "Item 4. Information on the Company'). Technology license costs capitalized in Fiscal 2002 included $84,500 through the issuance of common shares (2001: $502,500).

Acquired technology capitalized in Fiscal 2003 was $1,960,289 (2002: $nil; 2001: $nil) including $618,563 in preferred shares issued.  The preferred shares were redeemed in September 2002.  Acquired technology costs in Fiscal 2003 reflect the Origenix and Intrabiotics transactions (See "see "History and Development of the Company" and "Business Overview - Technology Licenses and Research Collaborations – Intrabiotics Pharmaceuticals, Inc." contained in "Item 4. Information on the Company').

Patent applications capitalized in Fiscal 2003 were $645,971 (2002: $267,143; 2001: $341,563). The increase in Fiscal 2003 is a result of the costs to carry the patents underlying the technology acquired during the year.

Trademarks capitalized in Fiscal 2003 were $1,502 (2002: $13,980; 2001: $11,906).

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2003 our net working capital was $25,200,011 (2002: $32,973,251; 2001: $51,674,391), a decrease of $7,773,240.  This decrease is primarily attributable to the loss of $12,350,013 less non-cash expenses (amortization $768,926; and the $689,542 write-down in intangible assets); intangible asset expenditures of $2,062,251 (cash portion); less the $5,538,290 received upon issuance of common shares.  At April 30, 2003, $4,297,798 (US$2,998,324) of the net working capital balance was denominated in United States dollars.  These net United States dollar denominated funds are used to fund our ongoing United States dollar denominated expenditures (primarily clinical development costs).

The Collaboration and License agreement with Fujisawa Healthcare for the co-development and commercialization of MBI 226 entered into in July 2002 represents an important source of funding for us.  We received US$1 million as an upfront license fee and generated $8.3 million in collaboration and development revenue during Fiscal 2003 pursuant to the agreement with Fujisawa.  The future of this collaboration and development revenue and US$20 million in potential development milestone revenue pursuant to the agreement with Fujisawa are uncertain as Fujisawa may terminate the agreement following the Phase III results (see "See "Trend Information" below for the effect of the MBI 226 Phase III results on revenues and should Fujisawa terminate the agreement).

Micrologix has financed its operations primarily through the sale of equity securities. Through April 30, 2003, Micrologix has raised approximately $100 million in net proceeds from equity issuances. On December 3, 2002 we raised $5.5 million in a private placement of 7,850,000 common shares.  Additionally, as part of the private placement we issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively.

Micrologix reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required.

During Fiscal 2003 we used preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates.  The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us and to pay consideration in the future based on the achievement of pre-determined product development milestones. Micrologix anticipates that it will continue to use preferred shares in this manner in the future.  In Fiscal 2003 Micrologix issued 750,000 Series A preferred shares, 1,000,000 Series B preferred shares and 5,500,000 Series C preferred shares in conjunction with the lipopeptide and polyene acquisition and the Hybridon license in respect of the MBI 1121 HPV program (see also "Capital Expenditures - Intangible Assets" above and Notes 7 and 10 [b] [ii] to the financial statements for additional information).  The Series A, B and C preferred shares are, at our option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  During Fiscal 2003, we redeemed 400,000 Series A preferred shares by paying US$400,000 and converted 250,000 of the Series C preferred shares into 379,139 common shares.  The 350,000 Series A, 1,000,000 Series B and 5,250,000 Series C preferred shares outstanding at April 30, 2003 represent US$6.6 million in potential future milestone payments in the lipopeptide (US$675,000), polyene (US$675,000) and HPV (US$5.25 million) programs.  These preferred shares are to be redeemed or converted from time to time upon the achievement of specified drug development milestones in the respective programs.  During the next 12 months we estimate that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable. If any of these Series A, Series B or Series C preferred shares are outstanding in 2010 they can be redeemed at our option for consideration of US$1 per series and any milestones subsequently achieved would then be payable in cash by us.

In addition to the milestone payments associated with the preferred shares we are obligated in the future to pay the following in respect of the lipopeptide, polyene and HPV programs: (i) up to US$3 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales. During the next 12 months we anticipate that none of these cash milestone payments or royalties would become payable.

We believe that our funds on hand at July 31 2003, together with amounts receivable, future research and development collaboration revenue and expected interest income, should be sufficient to finance our operating and capital needs for approximately the 18 to 24 months without reflecting the receipt of proceeds that may result from out-licensing activities.  Our funding needs may vary, however, depending upon a number of factors including the breadth and progress of our research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, collaborative and licensing arrangements with third parties, opportunities to in-license or acquire additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims.  In the future, we will need to raise additional funds in support of our operations.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We currently do not have any products approved for sale and our operations consist principally of research and development activities necessary to advance selected drug candidates through the development and approval process.  Our research and development policies for the past three fiscal years are described under Item 4. "Information on the Company".  See "History and Development of the Company" and "Business Overview". As disclosed in Note 2 to the financial statements (See "Item 17. Financial Statements), we expense all research costs in the year incurred and development costs are expensed in the year incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization.  See "Critical Accounting Policies – Research and Development Costs" above.  No costs have been deferred to date for any of our development programs.  In Fiscal 2003 we spent $15,783,294 (2002: $16,321,779; 2001: $10,673,658) on research and development activities.

Patents are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents.  Technology license costs are initially recorded based on the fair value of consideration paid.  See "Critical Accounting Policies – Intangible Assets" above and "Capital Expenditures – Intangible Assets" above.

TREND INFORMATION

Losses are expected to continue for the next several years as we pursue the research and development of our drug candidates and technologies. We currently have no sales revenues. Our business strategy is to commercialize drug candidates through strategic alliances, principally for capital, sales and marketing requirements. We anticipate that our sources of revenues for Fiscal 2004 and beyond will consist of license fees, milestone payments and research and development collaboration revenues pursuant to collaboration and licensing arrangements.

Based on the results from the Phase III MBI 226 trial in July 2003 (see "Item 4. Information on the Company – Business Overview - Central Venous Catheter-Related Bloodstream Infections"), Fujisawa may terminate the Collaboration and License agreement with us on or before September 22, 2003. If Fujisawa were to terminate the agreement, funding of MBI 226 development costs by Fujisawa would cease thereby eliminating the Company's current source of research and development collaboration revenue.  Regardless of Fujisawa's decision, research and development collaboration revenue will decrease, however such decrease is not expected to have a significant impact on our results of operations as for the most part the decrease in revenue would be offset by a decrease in research and development expenses as MBI 226 program costs have been reduced significantly following the Phase III results.  Additionally, if Fujisawa were to terminate the agreement, the unamortized balance of deferred revenue on the balance sheet at the date of termination ($973,262 as of September 22, 2003) would be recognized as revenue. If Fujisawa terminates the agreement, we may abandon or delay further development of MBI 226.  If we were to terminate the MBI 226 program and/or determine that the carrying value of MBI 226 and certain other cationic peptide intellectual property and related technology licenses should be written off this would result in a charge of up to $640,000 to operations.

Our next most advanced program, MBI 594AN is expected to complete a Phase IIb trial by the end of calendar 2003 and we are seeking to license this program in the first half of calendar 2004 (See "Item  4. Information on the Company – Business Overview - Drug Candidates and Clinical Development Programs - Acne") to generate revenue for us and provide funding for the further development of MBI 594AN. The results of the MBI 594AN trial will be an important milestone for us and should the results be less than what would be necessary to advance the program, we will need to reduce personnel and program spending in the absence of sufficient additional equity and/or non-equity funding.

In the past year we have been active in in-licensing and acquiring new technologies and product candidates and it is anticipated that we will continue to explore other opportunities to diversify and expand our technology base and product pipeline through acquisitions, collaborations and in-licensing.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name of each director and member of senior management and their present position with the Company as of September 16, 2003:

Name	Age	Position with the Company
David Scott	69	Chairman and Director(2)(3)
James M. DeMesa, M.D.	45	President & CEO, Director
Michael J. Abrams, Ph.D.	47	Director
Kenneth H. Galbraith	40	Director(1)
Steven Gillis, Ph.D.	50	Director(2)
Colin R. Mallet	60	Director(1)(3)
Robert W. Rieder	57	Director(1)(2)
R. Hector MacKay-Dunn	51	Corporate Secretary
Jacob J. Clement, Ph.D.	59	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
Nancy S. Coulson	59	Senior Vice President, Product Development(4)
William D. Milligan	50	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
Arthur J. Ayres	45	Vice President Finance, Chief Financial Officer (CFO)
K. David Campagnari	42	Vice President, Operations
C. Robert Cory, Ph.D.	48	Vice President, Business Development
Richard Coulson, Ph.D.	60	Vice President, Technology Development(4)
H. David Friedland, M.D.	43	Vice President, Clinical & Medical Affairs

(1)

Member of the Company's Audit Committee

(2)

Member of the Company's Compensation Committee

(3)

Member of the Company's Corporate Governance Committee

(4)

Nancy Coulson and Richard Coulson are related (married).

There are no family relationships between any of the directors and senior management other than Nancy and Richard Coulson who are married.  Additionally there is no arrangement or understanding between any director, member of senior management or any other person pursuant to which any director or member of senior management was elected or appointed.

The senior officers (CEO, CBO, CFO, CSO, Corporate Secretary) are appointed annually by the directors following the Company's Annual General Meeting and serve until the earlier of their resignation or removal with or without cause by the directors.

Set out below are profiles of the directors and senior management of the Company:

David Scott, MBA, Chairman of the Board and Director.  Mr. Scott became a director of the Company on September 7, 2000 and Chairman of the Board on September 6, 2001.  Mr. Scott is also director of AnorMED Inc., VSM MedTech Ltd, Theramed Inc. and several other companies.  He serves as Chair of the Investment Advisory Board of the British Columbia Life Sciences Fund.  Mr. Scott has spent over 30 years in investment analysis and management.  He founded, built and sold a mutual fund management company,

Scotiafund Financial Services Inc.  In 1988, Mr. Scott joined Discovery Enterprises Inc. as President.  From 1994 until his retirement in December, 1999, Mr. Scott was the President of MDS Ventures Pacific.  He was a founding director of the Academy of Chief Executives of Technology Companies.  Mr. Scott is a graduate of Bishop's University and holds a MBA from the Ivey School of Business at the University of Western Ontario.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development.  Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. ("GenSci"), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his M.D. and MBA degrees.

Michael J. Abrams, Ph.D., Director. Dr. Abrams became a director of the Company on July 2, 2003. He has been a Director and Chief Executive Officer of AnorMED, Inc., a biotechnology company, since its inception in 1996. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996 Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the DuPont technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the Boards of an early stage technology company, a technology investment fund, and the British Columbia Biotechnology Association. He is also an Adjunct Professor at the University of British Columbia.

Kenneth H. Galbraith, CA, Director. Mr. Galbraith joined the Board on February 5, 2001. He has been the President of Gigha Consulting Ltd., a technology consulting and investment management company, since October 2000. From February 1988 to October 2000 he was employed by QLT Inc., a biotechnology company, where he progressed to the position of Executive Vice President and Chief Financial Officer. Mr. Galbraith is a director of several private and public biotechnology companies, including Angiotech Pharmaceuticals, Inc. since March 2000, StressGen Biotechnologies Corporation since May 2000, Cardiome Pharma Corporation since May 2003 and Neuro Discovery Inc. since November 2001. He currently serves on the Board of Directors of the Michael Smith Foundation for Health Research, a non-profit foundation. He is a former founding Director and Chairman of the British Columbia Biotechnology Alliance and the former Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network. Recently, he was appointed by the Province of B.C. to a three-year term as a Director of the Fraser Health Authority that oversees healthcare needs for 1.3 million B.C. residents with an annual budget in excess of $1.7 billion. Mr. Galbraith received his B.Com. (Honours) degree in 1985 from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

Steven Gillis, Ph.D., Director.  Dr. Gillis became a director of the Company on August 1, 1996.  Dr. Gillis co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time.  Dr. Gillis has served as the Chairman of the Board of Corixa since March 1999. From 1994 to February 1999, Dr. Gillis served as Corixa's President.  Dr. Gillis was a founder of Immunex Corporation, a biotechnology company.  From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex.  From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and

Development Corporation, a wholly owned subsidiary  of Immunex, and Chief Scientific Officer of Immunex.  Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

Colin R. Mallet, BA, Director.  Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995.  From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc.  Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995.  He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research.  He has been a director of Axcan Pharma Inc. since 1995 and AnorMED Inc. since 1996.  Mr. Mallet has a B.A. degree from Cambridge University.

Robert W. Rieder, MBA, Director.  Mr. Rieder became a director of the Company on October 28, 1994. Mr. Rieder has been President, Chief Executive Officer and a director of Cardiome Pharma Corp. since April 1997.  Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments. Mr. Rieder received an undergraduate degree in Chemical Engineering from the University of British Columbia in 1969 and a Masters Degree in Business Administration from the University of Western Ontario in 1984.

R. Hector MacKay-Dunn, BA, LLB, Corporate Secretary.  Mr. MacKay-Dunn was appointed Corporate Secretary of the Company on September 23, 1997. Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy, with over 20 years practice experience primarily in the areas of mergers and acquisitions, securities and corporate finance, corporate reorganizations, international alliances, science and knowledge-based licensing and joint ventures.  Farris, Vaughan, Wills & Murphy were appointed corporate counsel for the Company in 1995, with Mr. MacKay-Dunn the partner in charge.  Mr. MacKay-Dunn is a member of the Law Society of British Columbia, the Canadian Bar Association, the International Bar Association and a graduate of the University of British Columbia.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer.  Dr. Clement joined Micrologix in August 2002. In his role, Dr. Clement leads the R&D function at Micrologix, with a focus on accelerating research and preclinical development, and expanding the Company's pipeline.  Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to Micrologix, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.  Dr. Clement has a Ph.D and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary's University.

Nancy S. Coulson, B.Sc., MBA, Senior Vice President, Product Development. Ms. Coulson joined Micrologix in February 2002. Prior to joining Micrologix, she was Vice President Regulatory & Quality Affairs at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Ms. Coulson was Director, Worldwide Clinical & Regulatory Affairs for a division of American Home Products (now Wyeth). She also held various regulatory affairs management positions over four years at Bausch & Lomb. Prior to that, she was with Bristol Myers Squibb for six years where she was Manager, Human Resources and a Research Scientist.  Ms. Coulson holds a B.S. in Chemistry from LeMoyne College and an MBA from Chapman College.

 William D. Milligan, B.Sc., Senior Vice President, Corporate Development & CBO.  Mr. Milligan joined Micrologix in April 2002. Mr. Milligan was most recently President & CEO of Cytran Inc., a private biotechnology company based in Seattle, WA. Prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

Arthur J. Ayres, CA, Vice President Finance, Chief Financial Officer.  Mr. Ayres joined the Company in November 1994 as Controller.  He was appointed Director of Finance in February 2000 and Vice President Finance and Chief Financial Officer in April 2001.  Mr. Ayres also served as Secretary of the Company from January 9, 1995 to September 23, 1997.  Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University.  He has over 20 years of management, finance and related experience.

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined Micrologix in June 2002. Prior to joining Micrologix, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined Micrologix in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001.   He has over 10 years of experience in both technical and managerial positions in biotechnology and health science.   Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics.   In addition to managing Micrologix's intellectual property portfolio, Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

Richard Coulson, Ph.D., Vice President, Technology Development. Prior to joining Micrologix in February 2002, Dr. Coulson was Vice President, Research at GenSci Orthobiologics of Irvine, CA. During that time he was also an Associate Professor in the Department of Medicine at the University of California (Irvine) with a research program focused on developing novel products based on the nitric oxide signaling platform. Prior to that, he received a Research Career Development Award from the NIH and held various research and teaching positions, including Associate Professor of Pharmacology at SUNY Health Science Center at Syracuse NY, Assistant Professor of Medicine at the University of South Florida, and Professor of Natural Sciences at St. Petersburg Junior College, St. Petersburg, FL. Dr. Coulson holds a B.Sc. in Biochemistry (Honours) and a Ph.D. in Biochemistry from the University of Manchester Institute of Science and Technology and the University of London, respectively.

H. David Friedland, M.D., Vice President, Clinical & Medical Affairs.  Dr. Friedland joined Micrologix in January 1997 as Head, Preclinical Research.  He was appointed Director, Clinical Development in October 1999, Vice President, Clinical Development in April 2001 and Vice President, Clinical & Medical Affairs in April 2003.  After receiving his M.D., Dr. Friedland specialized in Medical Microbiology and received his Master of Medicine (MMED) from the University of the Witwatersrand, South Africa.   He has 10 years of experience in clinical medicine, specializing in infectious disease.  Dr. Friedland directs Micrologix's clinical trial programs including interacting with the FDA and overseeing the external organizations that conduct preclinical and clinical studies for Micrologix.

COMPENSATION

The following table sets forth the compensation paid (inclusive of options granted) to the individuals who served as Chief Executive Officer of the Company during the financial year ended April 30, 2003, each of the four other most highly paid executive officers of the Company whose total salary and bonus was $100,000 or more for the financial year ended April 30, 2003:

Name	Annual Compensation		All Other Compensation (Cdn$)	Option Granted
	Salary/Fees (Cdn$)	Bonus(1) & Other Annual Compensation (Cdn$)		Number	Exercise Price (Cdn$)	Expiry Date(7)
James DeMesa	$416,667	$182,606	$103,864(2)	75,000(3)(4)	$0.79	August 31, 2011
Jacob J. Clement(5)	$238,831	$49,202	$152,785(2)	300,000(4)(6)	$0.92	August 11, 2010
Nancy Coulson	$225,000	$58,580	Nil	Nil(4)	─	─
William Milligan	$225,000	$46,833	$18,190(2)	Nil(4)	─	─
H. David Friedland	$200,000	$46,322	Nil	Nil(4)	─	─

(1)

Approximately 30% of the net after tax bonus was applied by the Executive Officers to purchase Common Shares of the Company from treasury in support of the Company's cash management program (See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions").

(2)

Amount relates to relocation costs for the period.

(3)

Option vests in 37 tranches commencing October 1, 2002 (October 1, 2002: 18,750; balance monthly over the three year period October 1, 2003 to September 1, 2006 at 1,563 per month).  Each tranche expires five years after date vested.

(4)

Options in respect of the financial year ended April 30, 2003 were awarded on June 2, 2003 and are not included herein.  The following options were granted to the Executive Officers on June 2, 2003: James DeMesa – 35,000; Jacob Clement – 13,500; Nancy Coulson – 21,000; William Milligan – 15,000; H. David Friedland – 21,000.  The options vest 25% upon the date of grant with the balance vesting equally on the 1st, 2nd and 3rd anniversaries of the grant.  Options granted to the Executive Officers were made pursuant to the Company's 2000 Incentive Stock Option Plan.

(5)

Dr. Clement became Senior Vice President, Science & Technology and Chief Science Officer of the Company on August 12, 2002.  Annual compensation for the financial year ended April 30, 2003 reflects approximately 8.5 months.

(6)

Options vest in four tranches commencing August 12, 2002 (August 12, 2002: 75,000; August 12, 2003: 75,000; August 12, 2004: 75,000; August 12, 2005: 75,000).  Each tranche expires five years after date vested.

(7)

Each tranche of the option expires five years after the date vested.  The expiry date in this table is for the expiry date of the last tranche vested.

Compensation of Directors

Cash Compensation

Directors who are not executive officers or representatives of any member group receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Steven Gillis, Kenneth Galbraith, Colin Mallet and Robert Rieder are currently compensated on the preceding basis.  Dr. Abrams is eligible for the retainer and meeting fees as described above, however he has elected not to receive any cash compensation at this time.  Mr. Scott is paid a fixed fee of $1,667 per month for his services as a director and an additional $6,667 per month in his capacity as Chairman of the Company.

Equity Compensation

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to those of the members.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company's Annual General Meeting.  Options are priced at market in accordance with the terms of the Company's incentive stock option plans. Options granted to Directors vest upon grant and are exercisable for a term of five years.

The following table sets forth the number and terms of options granted to purchase common shares of the Company made during the most recently completed financial year to directors who were not executive officers of the Company during the financial year ended April 30, 2003:

Name	Number of Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price (1) ($)	Market Value of Securities Underlying Options on Date of Grant ($)(2)	Expiration Date
Kenneth H. Galbraith	7,500	0.9%	$0.95	$0.96	September 11, 2007
Steven Gillis	7,500	0.9%	$0.95	$0.96	September 11, 2007
Colin R. Mallet	7,500	0.9%	$0.95	$0.96	September 11, 2007
Robert W. Rieder	7,500	0.9%	$0.95	$0.96	September 11, 2007
David Scott	7,500	0.9%	$0.95	$0.96	September 11, 2007

(1)

Five day average closing price as per the Company's 2000 Incentive Stock Option Plan.

(2)

Closing price of Common Shares on The Toronto Stock Exchange on the day of grant.

Executive Compensation Policies and Programs

The objectives of the Company's compensation policies and programs for executive officers are to:

(a)

motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b)

recruit and retain executive officers of a high calibre; and

(c)

align the interests of the executive officers with the interests of members and the intermediate and long term objectives of the Company.

The Company's compensation policies and programs for executive officers currently consist of a base salary, results compensation in the form of a bonus, stock options, benefit programs generally available to all employees of the Company and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

The Company's results compensation (i.e., bonus) program is based on the achievement of corporate and individual/functional objectives and is generally applicable to all employees of the Company.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives, which are then used in determining the results compensation of the Chief Executive Officer, executive officers and other eligible employees.  Individual/functional objectives are established for the Chief Executive Officer, other executive officers and other eligible employees to further assess their performance and for purposes of the results compensation program.

The Company uses a 360-degree performance review process wherein superiors, peers and subordinates rate an employee's contribution, performance and fit with the Company's culture.  The results of this review process are factored into the determination of results compensation for all employees including the Chief Executive Officer and the other executive officers.

The target results compensation for the Chief Executive Officer is 50% of base salary (43% based on corporate objectives and 7% based on individual objectives) and for the other executive officers is 30% of base salary (20% based on corporate objectives and 10% based on individual objectives).  The amount of the results compensation for the achievement of corporate objectives can be increased or decreased by up to 20% thereof based on the increase or decrease in the price of the Common Shares over the financial year.  The Compensation Committee and Board approve the results compensation of the Chief Executive Officer, executive officers and the total payouts pursuant to the program.

Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Option grants for all employees, including executive officers, are reviewed on an annual basis.  Options are exercisable for a period of five years from the date of vesting.

We do not have any pension, retirement or similar benefits and therefore no amounts are set aside for such benefits.

Compensation of the Chief Executive Officer

Dr. DeMesa's compensation includes a base salary, results compensation (i.e., performance bonus) based on the achievement of corporate and individual objectives, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa's compensation annually considering his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Dr. DeMesa's performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa's base salary as of October 1, 2001 was set at $384,000 per year at the time he agreed to join the Company and was based on a review of competitive compensation information at that time. As of October 1, 2002, after a review by the Compensation Committee, Dr. DeMesa's base salary was increased to $440,000 per annum.  The Company and Dr. DeMesa entered into an amendment to Dr. DeMesa's employment agreement on January 31, 2003 that changed the timing of the annual review of Dr. DeMesa's base salary from the October 1st anniversary of his employment to the Company's April 30th financial year-end.  No change was made in Dr. DeMesa's base salary as of April 30, 2003 following a review by the Compensation Committee.

Cash Incentive Compensation

For the financial year ended April 30, 2003 the Compensation Committee determined that 64% (7 out of 11) of the corporate objectives and 88% (7 out of 8) of Dr. DeMesa's individual objectives were achieved.  In addition, the Company's share price increased by 15% during the financial year ended April 30, 2003 and thus under the Company's results compensation program the corporate objective component was increased by 2% (out of a maximum of 20%) to reflect this increase in the share price.  For the financial year ended April 30, 2003, Dr. DeMesa was also awarded extra results compensation equal to 5% of his base salary to reflect significant achievements beyond the corporate and individual objectives achieved during the year.  Approximately 71% of Dr. DeMesa's results compensation for the financial year ended April 30, 2003 relates to the achievement of corporate objectives, including the share price component, 16% relates to the achievement of individual objectives and 13% relates to the extra results compensation.

Dr. DeMesa and the entire senior management team invested 30% of their net year-end results compensation back into the Company.  This reinvestment was completed in August 2003 as a purchase of Common Shares pursuant to a private placement at a 20% premium to the market price of the Common Shares (see "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions").

Stock Options

Pursuant to his employment agreement, on October 1, 2002, the one-year anniversary of his employment with the Company, Dr. DeMesa was granted an option to purchase 75,000 Common Shares at $0.79 per Common Share.  Of these 75,000 options, 18,750 options vested immediately with the balance vesting at 1,563 options per month over the 36-month period from October 1, 2003 to September 1, 2006.

The Company and Dr. DeMesa entered into an amendment to Dr. DeMesa's employment agreement on January 31, 2003 that changed the timing of future option grants to Dr. DeMesa from the October 1st anniversary of his employment to the Company's April 30th financial year-end.  Subsequently, on June 2, 2003, the Company and Dr. DeMesa entered into a further amendment to reflect the option grant methodology adopted for all employees for the financial year ended April 30, 2003, that changed: (i) the basis of option grants to Dr. DeMesa from 75,000 annually to a results-based method that reflects the percentage of corporate objectives achieved and the Company's 360-degree performance review process; and (ii) the vesting provisions from the basis of the October 1, 2002 grant above to 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.  Pursuant to these amendments, Dr. DeMesa was granted an option on June 2, 2003 in respect of the period October 1, 2002 to April 30, 2003, to purchase 35,000 Common Shares at $1.79 per Common Share with 8,750 options vesting on June 2, 2003 and 8,750 options vesting on each of June 2, 2004, June 2, 2005 and June 2, 2006.

BOARD PRACTICES

Directors are elected annually at the annual meeting of shareholders and hold office until the next annual meeting or until a successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company (the "Articles") or a director becomes disqualified to act as a director pursuant to the Company Act (British Columbia).  The Articles and the Company Act (British Columbia) entitle our board of directors to appoint up to two additional directors before the next meeting of shareholders is held and the board may use this power to add to the breadth of its experience and expertise.  There are no agreements providing for benefits upon termination of service for any of our board members.

Board Meetings and Standing Committees

The board held a total of eight meetings during the Company's financial year ended April 30, 2003.  To assist in the discharge of its responsibilities, the board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  In addition, from time to time, the board may establish special committees to assist the board in respect of certain issues.

Audit Committee

The Audit Committee currently consists of Kenneth Galbraith (the chairperson), Colin Mallet and Robert Rieder, none of whom are involved in the daily operations of the Company.  The Audit Committee assists the board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, meeting with the Company's external auditor, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.  The Audit Committee held four meetings during the financial year ended April 30, 2003.

Compensation Committee

The Compensation Committee currently consists of David Scott (the chairperson), Steven Gillis and Robert Rieder, none of whom is involved in the daily operations of the Company.  The Compensation Committee is responsible for making recommendations to the board regarding the compensation of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company's incentive stock option plans.  The Compensation Committee held four meetings during the financial year ended April 30, 2003.

Corporate Governance Committee

The Corporate Governance Committee currently consists of Colin Mallet (the chairperson) and David Scott, neither of whom is involved in the daily operations of the Company.  The Corporate Governance Committee is responsible for reviewing and making recommendations on the size and composition of the board and standing committees of the board and in reviewing corporate governance matters.  The Corporate Governance Committee held four meetings during the financial year ended April 30, 2003.

Employees

As of April 30, 2003, we employed 55 (2002: 49; 2001: 47) persons full time at our Vancouver, British Columbia, Canada location, 41 of whom hold advanced degrees in science, medicine, engineering or business, including 31 who hold Ph.D., M.D. and/or Master degrees.  Of our total work force, 28 employees are engaged in or directly support research and development activities, 12 employees are engaged in clinical development and manufacturing activities, and 15 are engaged in business development, finance, human resources, investor relations, purchasing and support activities.  All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

SHARE OWNERSHIP

The following table sets forth as of September 12, 2003 the number of common shares beneficially owned by the individuals who served as Chief Executive Officer of the Company during the financial year ended April 30, 2003, and the four other most highly paid executive officers of the Company whose total salary and bonus was $100,000 or more for the financial year ended April 30, 2003 and options held by such persons to purchase our common shares:

Name	Common Shares Owned		Options to Purchase Common Shares Held
	Number	Percent	Number	Exercise Price	Expiry Date(1)

James M. DeMesa	85,900	0.18%	75,000 1,000,000 35,000	$0.79 $1.59 $1.79	August 31, 2011 October 31, 2009 June 1, 2011
Jacob Clement	33,000	0.07%	300,000 13,500	$0.92 $1.79	August 11, 2010 June 1, 2011
Nancy Coulson	21,200	0.04%	150,000 21,000	$0.80 $1.79	February 17, 2010 June 1, 2011
H. David Friedland	34,200	0.07%	15,000 20,000 5,000 15,000 15,000 50,000 21,000	$2.70 $3.40 $3.65 $3.80 $6.78 $0.89 $1.79	January 1, 2008 September 30, 2008 January 18, 2007 January 6, 2006 October 1, 2009 March 27, 2010 June 1, 2011
William D. Milligan	15,100	0.03%	200,000 15,000	$0.85 $1.79	March 31, 2010 June 1, 2011

(1) Each tranche of the option expires five years after the date vested.  The expiry date in this table is for the expiry date of the last tranche vested.

At September 12, 2003 the number of common shares beneficially owned by directors and senior management as a group (16 persons) was 372,750 representing 0.79% of the common shares then issued and outstanding.

Stock Option Plans

We utilize incentive stock option plans to attract, retain and compensate persons who are important for our growth and success and to ensure that such persons' interests are aligned with those of shareholders.

Our stock option plans are overseen by the Compensation Committee (the "Committee") and provide for the grant of options to purchase common shares to directors, officers, employees and consultants of the Company, or any of its affiliates.

As a guideline currently set in place by the Committee, options granted to employees and officers vest in four equal installments commencing on the date of grant over three years.  Options granted to directors who are not executive officers vest upon the date of grant.

A further guideline currently set in place by the Committee is for each installment of an option to expire five years from the date upon which it vested.  The expiration of any option is accelerated if the optionee's employment or other relationship with us terminates for any reason.

There are currently two option plans pursuant to which the Company has granted options:

2000 Stock Option Plan (the "2000 Stock Option Plan")

The Micrologix 2000 Stock Option Plan was adopted on July 31, 2000 and ratified by shareholders at our Annual and Extraordinary General Meeting held on September 7, 2000.  On September 12, 2002, our shareholders approved an increase in the number of common shares that can be issued under the 2000 Stock Option Plan from 2,000,000 to 4,000,000.

No option may be granted under the 2000 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). Grants to United States residents may be in the form of either incentive or nonqualified stock options. Options are generally not transferable under the 2000 Stock Option Plan.

On September 12, 2002, the Compensation Committee and the board approved an amendment to the 2000 Stock Option Plan which placed a limit on the total number of options held at any one time by the Company's non-management directors.  As a result, the common shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the total issued and outstanding common shares of the Company.

The exercise price of an option is set by the Committee at the time of grant and may not be less than the average closing price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. Payment of the exercise price of an option may be made in full by cash, bank draft, certified cheque or other consideration approved by the Committee.

The Committee may suspend, amend, or terminate the 2000 Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby. The 2000 Stock Option Plan will automatically terminate on July 31, 2010, unless it has previously been terminated by the Committee, but options granted before the termination of the 2000 Stock Option Plan may be exercised until they expire in accordance with their original terms.

As of September 12, 2003, the number of options issued and outstanding under the 2000 Stock Option Plan is 2,494,150.

1996 Stock Option Plan (the "1996 Stock Option Plan")

The 1996 Stock Option Plan was adopted by us on February 9, 1996 and was ratified by our shareholders on October 24, 1996.  The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the board of directors authorized the resumption of granting of options under the 1996 Stock Option Plan but only to the extent that previously granted options had expired unexercised.  Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526 of which 63,000 have been exercised to September 12, 2003, leaving 1,534,526 common shares that can be issued under the 1996 Stock Option Plan.

No option may be granted under the 1996 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of our issued and outstanding common shares (on a non-diluted basis).

The exercise price of an option is set by the Committee at the time of grant, based upon the closing price on the Toronto Stock Exchange of our common shares on the last trading day prior to the date of the grant.  Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The 1996 Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

The Committee may suspend, amend, or terminate the 1996 Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby.  The 1996 Stock Option Plan will automatically terminate on February 9, 2006, unless it has previously been terminated by the Committee, but options granted before the termination of the 1996 Stock Option Plan may be exercised until they expire in accordance with their original terms.

As of September 12, 2003, options to purchase a total of 1,054,125 common shares are outstanding under the 1996 Stock Option Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

At the close of business on September 12, 2003, 47,878,598 common shares without par value in the capital stock of the Company were issued and outstanding, each such share carrying the right to one vote.  There are no other classes of voting securities outstanding.

 At the close of business, September 12, 2003, 350,000 Series A Convertible Redeemable Shares (See "Item 4. Information on the Company – Technology Licenses and Research Collaborations – IntraBiotics Pharmaceuticals, Inc.") and 1,000,000 Series B Convertible Redeemable Preferred Shares (See "Item 4. Information on the Company – Technology Licenses and Research Collaborations – BioSource Pharm, Inc.") and 5,250,000 Series C Convertible Redeemable Preferred Shares (See "Item 4. Information on the Company – Technology Licenses and Research Collaborations – Hybridon, Inc.") are issued and outstanding. See also "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources".

MAJOR SHAREHOLDERS

We are a publicly-owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. We are not owned or controlled, directly or indirectly, by another corporation or any foreign government.

There are no known arrangements, the operation of which, may at a subsequent date result in a change in control.

To our knowledge, the following discloses the only group which exercises control or direction over common shares carrying more than 5% of the votes attached to our outstanding common shares as of September 12, 2003:

Name	Designation of Class	Number of Securities Over Which Control or Direction Exercised	Percentage of Class (2)
Biotechnology Value Fund, L.P.	Common Shares	8,200,000 (1)	17.1%

(1) In addition, Biotechnology Value Fund, L.P. holds warrants exercisable to purchase 981,211 common shares at $1.50 per share and 981,210 common shares at $3.00 per share.  If fully exercised, Biotechnology Value Fund would beneficially own 20.4% of the issued and outstanding class of common shares.

(2)  Based on 47878,598 issued and outstanding common shares on September 12, 2003.

On December 3, 2002 the Company raised $5,495,000 in a private placement of 7,850,000 common shares, of which Biotechnology Value Fund purchased 7,800,000.  Prior to the private placement Biotechnology Value Fund had no holdings in the Company. Additionally, as part of the private placement the Company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively.  The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

At October 25, 2002, Greystone Capital Management Inc. ("Greystone") exercised control or discretion over 3,543,014 common shares representing 9.0% of the then issued and outstanding common shares. These common shares were held for various accounts managed by Greystone, none of which individually held more than 5% of the common shares, and not beneficially for Greystone.   To the best our knowledge Greystone has none of the Company's common shares under management at September 12, 2003, compared with 4,523,045 under management in October 2001 representing 11.5% of the then issued and outstanding common shares.

According to information provided by our registrar and transfer agent, as of September 12, 2003, we had 52 United States stockholders of record who held in the aggregate 13,619,564 common shares representing approximately 28.4% of the common shares outstanding at that date.  We believe we have approximately 639 beneficial owners of our common shares in the United States.  This belief is based on the number of proxy statements and annual reports requested by and mailed to shareholders and intermediaries in August 2003, for our Annual General Meeting held on September 9, 2003.

RELATED PARTY TRANSACTIONS

Except as otherwise discussed below, in "Item 6. Directors, Senior Management and Employees – Compensation" and "Major Shareholders" above, no director or member of senior management of Micrologix or major shareholder (as disclosed under the heading "Major Shareholders" above), or associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction with us within the period May 1, 1999 to September 12, 2003 or in any proposed transaction which has materially affected or will materially affect us.  Additionally there have been no loans during the period May 1, 2000 to September 12, 2003 to any of the aforementioned parties by us.

During the year ended April 30, 2003:

(i) we issued 48,100 common shares at the market price of $0.90 per common share for proceeds of $43,290 to four senior executives pursuant to the re-investment of a portion of their compensation;

(ii) we incurred legal fees of $732,756 (2002: $377,546; 2001: $142,554) inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2003, is $253,382 (2002: $143,550; 2001: $16,600) owed to this law firm. This amount is payable under normal trade terms; and

(iii) we incurred consulting fees of $nil (2002: $10,000; 2001: $nil) payable to a director of the Company for additional services provided during the period we were recruiting a new President and Chief Executive Officer.

On August 28, 2003 we issued 125,300 common shares at a price of $0.60 (pricing based on 20% premium to market price) per common share for proceeds of $75,180 to nine senior executives pursuant to the re-investment of a portion of their compensation.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 17. Financial Statements" for our consolidated financial statements for the year ended April 30, 2003.

LEGAL PROCEEDINGS

A former President & CEO of the Company (Dany Hadary) commenced an action (Supreme Court of British Columbia, Vancouver Registry, No. S013564) against us on June 25, 2001, alleging that we had certain obligations with respect to stock options that were granted to Mr. Hadary, including approximately 1.2 million stock options that were recorded as forfeited by us during the financial years ended April 30, 2001 and April 30, 2002.  Mr. Hadary was claiming unspecified damages, costs and interest.  This action went to trial in February 2003 and we were successful in defending the action with costs awarded to us. The decision was not appealed and consequently the action is now closed.

There are no bankruptcy, receivership or similar proceedings with respect to us.  We are not aware of any proceedings to which any of our directors, officers or affiliates, or any associate of any such directors, officers, or affiliates is a party adverse to us or has a material interest adverse to us.

DIVIDEND POLICY

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares in the foreseeable future.

SIGNIFICANT CHANGES

There have been no significant changes since April 30, 2003 except as otherwise disclosed in this annual report, including:

•

  Preliminary top line results from the MBI 226 Phase III study (see "Item 4. Information on the Company – Business Overview - Drug Candidates and Clinical Development Programs – Central Venous Catheter-Related Bloodstream Infections – Phase III") received in July 2003 did not show statistically significant superiority of MBI 226 in preventing central venous catheter-related bloodstream infections compared with the standard of care (povidone-iodine), thereby not achieving the primary endpoint of the study. As part of the Collaboration and License agreement with Fujisawa, Fujisawa has 60 days (until September 22, 2003) in which to decide whether to terminate the agreement based on these results (see Item 4. Information on the Company – Business Overview – Development and Commercialization Partnerships – Fujisawa Healthcare Inc"). Some activities, including manufacturing, have been put on hold during this 60 day period.  We will work closely with Fujisawa to determine any potential for continued collaboration.  If Fujisawa terminates the agreement, however, other routes will be explored to advance MBI 226.  It is not clear at this time, however, if a viable path forward exists.  If not, the program will be terminated.  See also "Item 5. Operating and Financial Review and Prospects - Trend Information" for discussion of financial impact should Fujisawa terminate the agreement.

  On August 28, 2003, we issued 125,300 common shares at the price of $0.60 per common share for proceeds of $75,180 to nine senior executives pursuant to the re-investment of a portion of these executives' compensation.

  In our most recently completed interim financial period (three months ended July 31, 2003) we reported a loss of $3.0 million bringing the cumulative deficit to $76.6 million at July 31, 2003.  At July 31, 2003 we had $21.9 million in net working capital.

ITEM 9.   THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Principal Non-United States Trading Market

The following table sets forth the volume of trading on The Toronto Stock Exchange ("TSX"), together with high and low market prices (Canadian dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (Canadian dollars)
		High	Low
Five most recent financial years ended April 30:
1999	4,486,161	$4.50	$1.85
2000	18,251,505	$13.50	$2.01
2001	12,273,491	$8.25	$3.10
2002	20,509,352	$3.60	$0.78
2003	18,494,866	$1.23	$0.58

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2001	5,319,938	$3.60	$1.77
October 31, 2001	3,697,455	$2.15	$1.31
January 31, 2002	8,055,206	$1.80	$0.98
April 30, 2002	3,436,753	$1.00	$0.78
July 31, 2002	4,261,730	$1.23	$0.60
October 31, 2002	2,975,885	$1.17	$0.65
January 31, 2003	7,700,316	$0.87	$0.58
April 30, 2003	3,556,935	$1.06	$0.65
July 31, 2003	14,326,583	$1.85	$0.47

Six most recent months:
March 2003	982,485	$0.80	$0.65
April 2003	1,313,781	$1.06	$0.75
May 2003	3,757,948	$1.77	$1.00
June 2003	1,229,587	$1.85	$1.30
July 2003	9,339,048	$1.59	$0.47
August 2003	2,198,884	$0.56	$0.45
September 1-12, 2003	1,294,994	$0.62	$0.51

Principal United States Trading Market

The following table sets forth the volume of trading on the over-the-counter market (pink sheets) in the United States, together with high and low market prices (US dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (United States dollars)
		High	Low
Five most recent financial years ended April 30:
1999	130,090	$2.36	$1.25
2000	648,300	$9.32	$1.50
2001	298,700	$13.46	$2.06
2002	245,600	$3.36	$0.51
2003	381,500	$0.70	$0.41

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2001	54,400	$3.36	$1.25
October 31, 2001	64,500	$1.32	$0.82
January 31, 2002	55,800	$1.19	$0.62
April 30, 2002	70,900	$0.61	$0.51
July 31, 2002	41,400	$0.70	$0.42
October 31, 2002	117,400	$0.70	$0.42
January 31, 2003	148,300	$0.51	$0.41
April 30, 2003	74,400	$0.67	$0.43
July 31, 2003	377,700	$2.35	$0.36

Six most recent months:
March 2003	21,000	$0.50	$0.48
April 2003	17,000	$0.67	$0.49
May 2003	269,300	$1.38	$0.72
June 2003	27,900	$2.35	$1.23
July 2003	80,500	$1.25	$0.36
August 2003	72,200	$0.35	$0.32
September 1-12, 2003	15,000	$0.41	$0.32

PLAN OF DISTRIBUTION

Not applicable.

MARKETS

Our common shares trade on the TSX (Toronto Stock Exchange), having the trading symbol "MBI" and CUSIP #594940-10-8 and trade in the United States over-the-counter (pink sheets), under the trading symbol "MGIXF".   Our common shares also trade in Germany on the Berlin, Frankfurt, Munich and Xetra exchanges (symbols: 885451.BE; 885451.F; 885451.MU; 885451.DE).

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

We were continued as a company pursuant to the British Columbia Company Act (the "Act") under registry number C-404088.  (See "History and Development of the Company") Our Memorandum and Articles of Incorporation do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which the director is materially interested – The Articles of Incorporation state that a director who is, in any way, directly or indirectly interested in a proposed contract or transaction with us or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his or her duty or interest as a director must declare the nature and extent of his or her interest in such contract or transaction or of the conflict or potential conflict with his or her duty and interest as a director in accordance with the provisions of the Act.

A director is not entitled to vote in respect of any contract or transaction with us in which he or she is interested and if he or she does vote, the vote will not be counted but he shall be counted in the quorum present at the meeting at which such vote is taken; provided however, the foregoing prohibition does not apply to:

(i)

any contract or transaction relating to a loan to us, which a director or a specified corporation or a specified firm in which he or she has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;

(iii)

determining the remuneration of the directors;

(iv)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors under the Act; or

(i)

the indemnification of any director by us under the Act.

Director remuneration - Our Articles of Incorporation provide that the remuneration of the directors may be determined by the directors or, if the directors shall so decide, by the shareholders.  The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of us who is also a director.

The  Articles of Incorporation provide that directors will be repaid for reasonable travelling, hotel and other expenses they incur in and about our business and if any director performs any professional or other services for us that in the opinion of the directors are outside the ordinary duties of a director or will otherwise be specially occupied in or about our business, he or she may be paid a remuneration to be fixed by the board of directors, or, at the option of the director, by us in a general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.  The directors, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with us or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

Borrowing powers of directors - The Articles of Incorporation provide that the directors may, on our behalf:

(i)

borrow money in such manner and amount, on such security, from such sources and upon terms, and conditions they think fit, and may authorize the guaranteeing of any obligations of any other person;

(ii)

issue bonds, debentures, and other debt obligations or security agreements either outright or as security for any liability or obligation of us or any other person; and

(i)

mortgage, charge, whether by way of specific or floating charge, or give other security on, or grant a security interest in, the undertaking, or the whole or any part of our property and assets (both present and future).

The directors may determine that any bonds, debentures or other debt obligations of us may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of shareholders, appointment or election of directors or otherwise and may by their terms be assignable free from any equities between us and the person to whom they were issued or any subsequent holder.

Variation of the foregoing borrowing powers requires an amendment to the Articles of Incorporation, which requires the approval of our shareholders by way of a special resolution.  A special resolution (a "Special Resolution") means a resolution passed by a majority of not less than ¾ of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting, or a resolution consented to in writing by every shareholder who would have been entitled to vote in person or by proxy at a general meeting.

Retirement of directors under an age limit requirement - Our Memorandum and Articles of Incorporation do not impose any mandatory age-related retirement requirement for directors.

Share requirement for directors – Our Memorandum and Articles of Incorporation do not provide that a person must hold shares to be qualified to act as a director.

Share Capitalization

Our authorized capital consists of 300,000,000 common shares without par value and 100,000,000 preferred shares without par value, issuable in series.

Common Shares - Holders of common shares are entitled to one vote for each common share held at all meetings of shareholders, except meetings at which only a specified class or series of shares are entitled to vote.

The holders of common shares are entitled to receive dividends when declared by the directors out of funds and/or assets properly available for the payment of dividends, in such amount and in such form as the directors may from time to time determine.

Preferred Shares - We are authorized to issue preferred shares in one or more series.  The directors are authorized to fix the number of preferred shares in each series and to determine the designation, rights and restrictions attached to each such series. (See "Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources").

The holders of preferred shares, as a class, are entitled on the distribution of our assets to receive, before any distribution is made to holders of common shares, the amount paid up with respect to preferred shares held by them, together with the fixed premium (if any) thereon and all accrued and unpaid dividends.  After payment to holders of preferred shares of the foregoing amounts, such holders are not entitled to participate in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series of preferred shares.

Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares are not entitled to vote at any general meeting.  Holders of preferred shares, as a class, are entitled to notice of and to attend meetings of the voting shareholders.

Amendment of Rights

We may alter our Memorandum or Articles of Incorporation by Special Resolution, to create or vary the special rights or restrictions attached to any shares by filing a certified copy of such resolution with the Registrar of Companies in the Province of British Columbia, but no right or special right attached to any issued shares may be prejudiced or interfered with unless all shareholders holding shares of each class or series whose right or special right is prejudiced or interfered with consent in writing to the change, or unless a resolution consenting the change is passed at a separate class or series meeting of the holders of the shares of each class or series by a majority of three-fourths of the votes cast, or such greater majority as may be specified by the special rights attached to the class of shares.

General Meeting

We must hold an annual general meeting of our shareholders at least once every calendar year at a time and place determined by the directors, provided that the meeting must not be held later than 13 months after the preceding annual general meeting.

The directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Act, will be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Act.

A notice convening a general meeting, specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, must be given to shareholders not less than 21 days prior to the meeting.  Shareholders entitled to attend and vote at a general meeting may, by unanimous written consent, reduce or waive the period of notice for a meeting.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any shareholder will not invalidate the proceedings at that meeting.

A quorum for general meetings is two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the shareholders, shall be dissolved; but otherwise it shall stand adjourned without giving further notice to shareholders.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting, shall be a quorum.

Holders of common shares or preferred shares are entitled to attend general meetings.  The directors, the secretary or, in his or her absence, an assistant secretary, and the solicitor of the Company are entitled to attend at any general meeting but will not be counted in the quorum or be entitled to vote at any general meeting unless he or she is a shareholder or proxyholder entitled to vote thereat.

Limitations in Right to own Securities

Our Articles of Incorporation do not provide for any limitations on the rights to own securities.  See also "Exchange Controls".

Change of Control

Our Articles of Incorporation do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving the Company. We do, however, have a Shareholder Rights Plan (see "Shareholder Rights Plan" below).

Shareholder Ownership Disclosure

Our Articles of Incorporation do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in the Capital

We may by ordinary resolution filed with the Registrar of Companies alter our Memorandum to increase the authorized capital by:

(i)

creating shares with par value or shares without par value, or both;

(ii)

increasing the number of shares with par value or shares without par value, or both; or

(i)

increasing the par value of a class of shares with par value, if no shares of that class are issued.

In addition, we may, by Special Resolution, alter the Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of, all or any of our shares but only to such extent, in such manner and with such consents of shareholders holding a class or series of shares which is the subject of or affected by such alteration, as the Act provides.

Shareholder Rights Plan

Shareholders of the Company approved the adoption of a Rights Plan dated July 31, 2000 (the "Effective Date") on September 7, 2000. The terms of the Rights Plan are summarized below.

The Rights Plan has a Permitted Bid (as defined in the Rights Plan Agreement) feature, which allows a take-over bid to proceed in the face of the Rights Plan, provided it meets certain minimum standards of fairness and disclosure, even if the Company's board of directors (the "Board") does not support the bid. The Rights Plan does not require a special shareholders' meeting to be called to approve a Permitted Bid.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their Common Shares with a view towards providing shareholders with the best opportunity to realize the maximum sale price for their Common Shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan was designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control. Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Common Shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Summary of the Rights Plan Characteristics

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan Agreement), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan Agreement) entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquirer may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below). The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a takeover bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it. If a majority of the Common Shares other than those beneficially owned by the bidder are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose. Common Shares deposited pursuant to a bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis. The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders' meeting. As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.

Notwithstanding the foregoing, the Board may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty. It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the British Columbia Company Act is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flipin Event"). In addition, until the occurrence of a Flip-in Event or a "Flip-over Transaction or Event" (as discussed below), the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders. In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the bidder.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Common Share to holders of record as at the Record Time (as defined in the Rights Plan Agreement) and authorized the Company to issue one Right for each Common Share issued after the Record Time and prior to the "Separation Time" (as defined below). The initial exercise price of a Right is $100 (the "Exercise Price"). The Exercise Price is subject to certain adjustments as described below. Conditional upon confirmation of the Rights Plan Agreement by the Independent Shareholders of the Company at the Meeting, the rights will expire 10 years after the Effective Date (the "Expiration Date"), unless exchanged or redeemed earlier by the Company as described below, but is conditional upon reconfirmation by the Independent Shareholders of the Company at the annual general meeting of the Company that is held in 2005.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Company, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will "flip-in" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price. For example, if at the time of such announcement the Exercise Price is $100 and the Common Shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 Common Shares for a price of $100. (The number of Common Shares at 50% of market value that can be obtained for the Exercise Price.) Similarly, in the event that the Company undergoes a merger or amalgamation or similar transaction, or disposes of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of the operating income or cash flow of the Company and its subsidiaries taken together (a "Flip-over Transaction or Event"), each Right (other than any held by the acquiror) will "flip-over" to entitle the registered holder to acquire Common Shares in the continuing or acquiring company at a 50% discount.

Separation Time

The "Separation Time" is the close of business on the tenth business day following the earlier of:

(a)

the date of the first public announcement made by the Company or an Acquiring Person (discussed below) that a person has become an Acquiring Person; and

(b)

the date of the commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) that, if successfully completed, would result in such person becoming an Acquiring Person, or such earlier or later date as may be determined by the Board, provided that if any such takeover bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Trading and Exercise of Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below). Until the Separation Time, the Rights may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates; new Common Share certificates issued on the transfer of existing

Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Agreement by reference.

Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding Common Shares.

A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the Common Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions (all as defined in the Rights Plan Agreement) or otherwise on terms approved by the Board (collectively the "Permitted Acquisitions"), provided that if he becomes the beneficial owner of 20% or more of the Common Shares by such means and he is or subsequently becomes the beneficial owner of additional Common Shares constituting more than 1% of the Common Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding Common Shares on July 31, 2000 is "grandfathered", so that the dilutive effects of the Rights will not be triggered unless he increases his shareholdings by more than 2%. So far as the Company is aware, as at July 31, 2000, no person or related group was the beneficial owner of 20% or more of the outstanding Common Shares.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company's voting shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid or Competing Permitted Bid is a Take-over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the takeover bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)

the bid must be made to all shareholders wherever resident or registered on the books of the Company on identical terms;

(b)

the bid contains irrevocable and unqualified provisions that:

(i)

none of the bidder and its affiliates and associates will acquire any Common Shares while the bid is outstanding;

(ii)

all Common Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (i) above and that all Common Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii)

no Common Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the bid and not withdrawn; and

(iv)

should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (i) above provided that where a greater number of Common Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Common Shares held by Independent Shareholders, the Common Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of the same date as the initial Permitted Bid and 21 days after the date of the Competing Permitted Bid.

The Company is of the view that the requirement that the bid be made to all registered holders of Common Shares, wherever resident, is necessary in order to ensure equal treatment for all shareholders.

Redemption and Waiver

The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Agreement also gives the Board the right, at its option, to waive the application of Rights Plan to any particular share acquisition that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other take-over bid occurring within 60 days or to any contemporaneous Flip-Over Transaction or Event.

Amendments

The Company may from time to time supplement or amend the Rights Plan without the approval of the holders of Common Shares or Rights to make any changes that the Board, acting in good faith may deem necessary or desirable, provided that subsequent to the Stock Acquisition Date (as defined in the Rights Plan Agreement) no supplement or amendment will materially adversely affect the interest of the holders of Rights generally.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business the only material contracts entered into by us during the two years preceding this annual report are as follows:

(1)

Amended Collaborative Research and License Agreement dated May 17, 2002 with BioSource Pharm, Inc. in respect of the acquisition of the Lipopeptide and Polyene drug development programs.  Filed as Exhibit 3.32 to the Company's annual report on Form 20-F for the year ended April 30, 2002.

(2)

Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 in respect of 1,000,000 Series B Preferred Shares issued to BioSource in connection with the Collaboration and License Agreement (as above).  Filed as Exhibit 3.33 to the Company's annual report on Form 20-F for the year ended April 30, 2002.

(3)

Asset Purchase Agreement with IntraBiotics Pharmaceuticals, Inc. dated May 20, 2002 with IntraBiotics Pharmaceuticals, Inc. in respect of the acquisition of the Lipopeptide and Polyene drug development programs.  Filed as Exhibit 3.34 to the Company's annual report on Form 20-F for the year ended April 30, 2002.

(4)

Stock Purchase Agreement with IntraBiotics Pharmaceuticals, Inc. dated May 20, 2002 in respect of 750,000 Series A Preferred Shares issued to Intrabiotics in connection with the Asset Purchase Agreement (as above).  Filed as Exhibit 3.35 to the Company's annual report on Form 20-F for the year ended April 30, 2002.

(5)

Collaboration and License Agreement with Fujisawa Healthcare, Inc. dated July 8, 2002 for the co-development and commercialization of MBI 226.  Filed as Exhibit 3.36 to the Company's annual report on Form 20-F for the year ended April 30, 2002.
61

(6)

Collaboration and License Agreement with Hybridon, Inc. dated September 11, 2002 in respect of the Company's HPV Antisense drug candidate.  Filed as Exhibit 3.37 to the Company's annual report on Form 20-F for the year ended April 30, 2002.

(7)

Private placement with four senior executives of the Company dated August 13, 2002 for the issuance of 48,100 common shares at $0.90 per share for proceeds of $43,290.  Form of private placement filed as Exhibit 4.14 to the Company's annual report on Form 20-F for the year ended April 30, 2003.

(8)

Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with the Collaboration and License Agreement (as per #6 above).  Filed as Exhibit 4.15 to the Company's annual report on Form 20-F for the year ended April 30, 2003.

(9)

Private Placement with Biotechnology Value Fund and Certain Other Investors dated December 3, 2002 for the issuance of 7,850,000 common shares and 1,970,414 warrants for proceeds of $5,495,000.  Filed as Exhibit 4.16 to the Company's annual report on Form 20-F for the year ended April 30, 2003.

(10)

Private Placement with nine senior executives of the Company dated August 14, 2003 for the issuance of 125,300 common shares for proceeds of $75,180. Form of private placement filed as Exhibit 4.17 to the Company's annual report on Form 20-F for the year ended April 30, 2003.

EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the "Competition Act").  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in the Company.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds CDN$400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed CDN$400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed CDN$35,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the Company's voting shares.  If a person already owns 20% or more of the Company's voting shares, a notification must be filed when the acquisition would bring that person's holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, See "Taxation" below.

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Memorandum and Articles of Incorporations of the Company with respect to the rights of non-residents of Canada  to hold and/or vote securities of the Company.

The ICA requires a non-Canadian (as defined in the ICA) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  Generally speaking, the current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is CDN$223,000,000 (in 2003).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.  This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings).  Instead, lower thresholds as prescribed in the ICA are applicable.  Finally, certain transactions prescribed in the ICA are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  For partnerships, trusts, or joint ventures, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the ownership of voting interests and that two-thirds of the members of the board of the corporation are Canadians.

Where an investment is reviewable under the ICA, it may not be implemented unless it is likely to be of net benefit to Canada.  If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment.  Alternatively, an acquiror may be required to divest control of the Canadian business that is the subject of the investment.

In addition to the foregoing, ICA requires formal notification to the Canadian government of all other acquisitions of control of Canadian businesses by non-Canadians.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes.

TAXATION

Canadian Federal Income Tax Consequences

The management of the Company considers that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of common shares of the Company who, for purposes of the Income Tax Act (Canada) (the "ITA"), deal at arm's length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States ("US Residents") under the Canada-United States Income Tax Convention (1980) (the "Convention").

This summary is based upon the current provisions of the ITA, the Income Tax Regulations (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (formerly Revenue Canada), and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada).  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to any Canadian federal, provincial or foreign tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company should consult with their own tax advisors about the Canadian federal, provincial and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

Dividends

Dividends paid on the common shares of the Company to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of common shares of the Company unless such shares constitute taxable Canadian property of the US Resident and derive their value principally from real property situated in Canada.  Common shares of the Company will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of the common shares of the Company, the US Resident, or persons with whom the US Resident did not deal at arm's length, or the US Resident together with persons with whom the US resident did not deal at arm's length owned 25% or more of the issued shares of any class of the capital stock of the Company.

U.S. Federal Income Tax Consequences

The following is a general discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company.  This discussion is of a general nature only and does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See "Taxation--Canadian Federal Income Tax Consequences" above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations.  This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a  citizen or individual resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.  If a partnership or other "pass-through" entity treated as a partnership for U.S. federal income tax purposes holds common shares of the Company, the U.S. federal income tax treatment of the partners or owners of such partnership or other pass-through entity generally will depend on the status of such partners or owners and the activities of such partnership or pass-through entity.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) persons who are tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, or brokers, dealers or traders in securities, (ii) persons who have a "functional currency" other than the U.S. dollar, (iii) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (iv) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (v) persons that own an interest in an entity that owns common shares of the Company, (vi) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, (vii) persons who are partners or owners of partnerships or other pass-through entities or (viii) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income as a dividend for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits.  For taxable years beginning after December 31, 2002 and before January 1, 2009, dividends received by U.S. Holders that are individuals, estates or trusts from "qualified foreign corporations," as defined in Section 1(h)(11) of the Code, generally are taxed at the same preferential tax rates applicable to long-term capital gains.  Although not free from doubt, it appears that the Company constitutes a "qualified foreign corporation," as defined in Section 1(h)(11) of the Code.  However, if the Company qualifies as a "Foreign Personal Holding Company, a "Foreign Investment Company" or a "Passive Foreign Investment Company," each as defined below, for its taxable year during which it pays a dividend, or for its immediately preceding taxable year, the Company generally will not be treated as a "qualifying foreign corporation" and dividends received by U.S. Holders that are individuals, estates or trusts generally will be subject to U.S. federal income tax at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are very complicated and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividend rules and how these rules may impact their U.S. federal income tax situation.  To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company.  (See more detailed discussion at "Disposition of Common Shares of the Company" below).  Any Canadian tax withheld from a distribution by the Company may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations.  Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below).  The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Information Reporting; Backup Withholding

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.  U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income.  In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source."  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income.  Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations.  The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation (other than a corporation subject to Subchapter S of the Code).  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (a) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC")  In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC.  However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (a) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (b) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC.  However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property."  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above).  In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as a dividend to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders.  This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC.  However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

Certain U.S. income tax legislation contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (a) 75% or more of its gross income is "passive income" or (b) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more.  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation.  Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income.  For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation.  For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

The Company believes that it qualified as a PFIC for the fiscal year ended April 30, 2003, may have qualified as a PFIC in prior years and may qualify as a PFIC in subsequent years.  There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements that will be imposed on a qualified electing fund ("QEF").

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of three alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such three alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10 % or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

QEF Election

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the U.S. federal income tax consequences of the QEF election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate QEF election documents at the time the U.S. Holder files his tax return for such first year.  However, if the Company qualified as a PFIC in a prior year, then in addition to filing the QEF election documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of the Company's first tax year in which the Company qualified as a QEF with respect to such U.S. Holder.  The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Company includes the qualification date.  By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election.  A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year.  U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.  In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

A QEF election, once made with respect to the Company, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a QEF election is made by a U.S. Holder and the Company ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which the Company does not qualify as a PFIC.  Therefore, if the Company again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which the Company qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of the Company.  Therefore, if such U.S. Holder reacquires an interest in the Company, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which the Company qualifies as a PFIC.

Section 1291 Rules

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common shares in question and the Company is a PFIC (a "Non-Electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions" (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, the U.S. Holder's holding period) by the Company.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Mark-to-Market Election

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock (as specifically defined in the Treasury Regulations) of a foreign corporation that qualifies as a PFIC may annually elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to the Company common shares.  A U.S. Holder who makes the mark-to market election will include in income for the taxable year for which the election was made an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for the Section 1291 interest on tax deferral rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless the Company common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  However, the specific U.S. federal income tax consequences to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

The PFIC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules, including the advisability of and procedure for making a QEF election or a mark-to-mark election, and how these rules may impact their U.S. federal income tax situation.

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

AVAILABILITY OF DOCUMENTS

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commissions in Canada can be obtained from www.sedar.com.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALATIVE INFORMATION ABOUT MARKET RISK

We are exposed to financial market risks, including interest rates earned on investments, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Inflation has not had a significant impact on our results of operations.

Interest Rate and Credit Risk

At April 30, 2003 we had $5,315,050 (April 30, 2002: $1,499,619) in cash equivalents (maturities 3 months or less at time of purchase) and $19,431,847 (April 30, 2002: $35,281,049) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is the protection of principal, and accordingly we invest in high grade liquid commercial paper and government securities with varying maturities, not exceeding three years, selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. We purchased such investments for investment purposes only and not for trading or speculative purposes. The weighted average interest rate for the cash equivalents was 2.2% with maturities to June 23, 2003 and the weighted average interest rate for the short-term investments was 3.4% with maturities to November 15, 2004.  These cash equivalents and short term investments are highly liquid and as such, we have the ability to sell the investments before maturity if necessary.  However, it is our intent to (and we have the ability to) hold these investments to maturity.  We monitor the credit ratings of our investments on a monthly basis. As such we do not believe we have a material exposure to interest rate or credit risk.

Foreign Currency Risk

We operate internationally, however virtually all of our expenditures are in Canadian or United States dollars.  The majority (86.4%) of our cash, cash equivalents and short term investments are maintained in Canadian dollars.  As at April 30, 2003; (i) $3,482,275 (US$2,429,381) of our cash and cash equivalents,

(ii) $2,833,617 (US$1,976,850) of our amounts receivable and (iii) $2,018,094 (US$1,407,907) of our accounts payable and accrued liabilities were denominated in United States dollars.  Our United States dollar denominated funds are used to fund the Company's ongoing United States dollar denominated expenditures (primarily clinical development costs).  Due to our net United States dollar working capital position in Fiscal 2003 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $354,557 for the year ended April 30, 2003 (see "Item 5, Operating and Financial Review and Prospects – Other Income and Expenses – Foreign Exchange Loss").  As at April 30, 2002, $887,279 (US$565,686) of our cash and cash equivalents and $6,696,224 (US$4,269,190) of our accounts payable and accrued liabilities were denominated in United States dollars.  Due to our net United States dollar liability position during Fiscal 2002 and the decreasing Canadian dollar as compared to the United States dollar, during Fiscal 2002 we incurred a foreign exchange loss of $103,569 for the year ending April 30, 2002 (see "Item 5, Operating and Financial Review and Prospects – Other Income and Expenses – Foreign Exchange Loss"). During the year ended April 30, 2003, our net United States dollar denominated expenditures were approximately US$5.2 million (April 30, 2002: US$8.9 million) net of United States dollar cash receipts.  Had the average value of the Canadian dollar declined by ten percent compared to the United States dollar, our net loss would have increased by approximately $0.4 million (April 30, 2002: $1.6 million).  We do not anticipate an increase in the level of net United States dollar denominated expenditures for the year ending April 30, 2004.

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.   The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date").  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Changes in Internal Controls over Financial Reporting.  During the period covered by this annual report, there have not been any significant changes in the Company's internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.  NOT APPLICABLE

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with CDN GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as referred to in Note 14 to the financial statements.

The consolidated financial statements together with the report of Ernst & Young LLP, independent chartered accountants, are filed as part of this annual report as follows:

ITEM 18.  FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 17.

ITEM 19.  EXHIBITS

The list of Exhibits filed as part of this annual report are set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by this reference.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MICROLOGIX BIOTECH INC.

Dated:	September 17, 2003	By:	"James M. DeMesa"
James M. DeMesa
President and Chief Executive Officer

Dated:	September 17, 2003	By:	"Arthur J. Ayres"
Arthur J. Ayres
Vice President Finance, Chief Financial Officer

GLOSSARY

Amino acid	The building blocks of all proteins. There are 20 different kinds of amino acids. A protein consists of a specific sequence of amino acids.
Antibiotic	A substance such as penicillin or tetracycline that is able to kill or inhibit the growth of certain micro-organisms.
Antibiotic resistance	The state achieved when bacteria overcome the mechanism used by an antibiotic to kill or inhibit bacterial growth.
Antimicrobial	Any substance or compound having activity against micro-organisms such as bacteria, fungi and viruses.
Antimicrobial Peptide	A small protein characterized by a net positive charge and which possesses antimicrobial activity.
Antisense	In molecular biology, the strand complementary to a coding sequence of a nucleic acid.
Bacterium	An individual, microscopic organism composed of a single cell that contains no nucleus. Many, but not all bacteria cause disease.
Catheter	A flexible tube used for draining fluids from or injecting fluids into the body.
Cationic	A positively charged molecule.
DNA (deoxyribonucleic acid)

The substance of heredity. DNA is a large molecule that carries the genetic information necessary for all cellular functions, including the building of proteins. DNA is composed of nucleotides joined together, each nucleotide being comprised of the sugar deoxyribose, a phosphate and one of four bases: adenine, thymine, guanine or cytosine. The genetic information of the DNA is contained in the sequence of bases along the molecule. The DNA molecule can make exact copies of itself thereby passing on the genetic information to the daughter cells when the cell divides.

FDA	The United States Food and Drug Administration - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in the US
Fungus	A member of a class of relatively primitive vegetative organisms, some of which can cause disease in humans. Fungi include mushrooms, yeasts, rusts, molds and smuts.

Gene	A unit of genetic material (DNA) that carries the directions that a cell uses to perform a specific function, such as making a particular protein.
GCP	Good Clinical Practices - a code of clinical practices published by each of the FDA and HPB which provides a high level of control and assurance in clinical trials.
GLP	Good Laboratory Practices - a code of laboratory practices published by each of the FDA and HPB which provides a high level of control and assurance in a laboratory facility.
GMP

Good Manufacturing Practices - a code of manufacturing practices in the pharmaceutical industry published by each of the FDA and HPB which provides a high level of certainty and assurance in a production and quality control operation.

Gram-negative	A classification for identifying a bacterium by its inability to hold a purple dye when stained by Gram's stain.
Gram-positive	A classification for identifying a bacterium by its ability to hold a purple dye when stained by Gram's stain.
Infection	Growth of a disease-causing organism within the body.
Infectious disease	Any of many illnesses caused by microorganisms that can be transmitted from person to person, from organism to organism, or from the environment to a person/organism.
Interferon	A naturally occurring substance that interferes with the ability of viruses to reproduce. Interferon also boosts the immune system.
in vitro	Means literally, "in glass"; a biologic or biochemical process made to occur outside a living organism. Traditionally this refers to experiments performed in a test tube.
in vivo	Means literally, "in life"; a biologic or biochemical process that occurs or is observed occurring within the bodies of living organisms.
Micro-organism	Minute organisms such as bacteria, viruses, fungi and protozoa. Some micro-organisms can cause disease in humans.
Molecule

The smallest amount of a specific chemical substance that can exist alone. To break a molecule down into its constituent atoms is to change its character. A molecule of water, for instance, reverts to oxygen and hydrogen.

MRSA	Short for methicillin-resistant Staphylococcus aureus: a notorious hospital and community-acquired pathogen that has the characteristics of multi-drug resistance, virulence and toxicity
NDA/BLA/NDS

"NDA" or "New Drug Application" or (for a biological drug) "BLA" or "Biologics Licence Application" refers to an application to the FDA in the US for marketing approval upon successful completion of clinical trials for a new therapeutic agent.  In Canada, the application is made to the Health Canada Therapeutic Product Program and is referred to as a "New Drug Submission" or "NDS".

Nucleic acids	Large, naturally occurring molecules composed of chemical building blocks known as nucleotides. There are two kinds of nucleic acids: DNA and RNA.
Nucleotide	A sub-unit of DNA and RNA. It includes one phosphate molecule, one sugar molecule (deoxyribose in DNA, ribose in RNA) and a single pyrimidine or purine base.
Organism	An individual living thing.
Pathogen	A specific causative agent of a disease, such as a bacterium or virus.
Penicillin

Any of many natural or partly synthetic antibiotics that work against a wide range of Gram-positive bacteria (such as streptococci) and some Gram-negative bacteria (such as meningococci). Penicillin, which originally was produced by fungi in the genus Penicillium, works by interfering with a microbe's ability to make a cell wall.

Peptides	Any of a class of molecules comprised of up to about 100 amino acids, peptides can also form the basic building blocks of proteins.
Pharmacology	The branch of science that studies the composition uses and effects of drugs on the body.
Phase I clinical trial	Initial studies in humans, using small doses and a limited number of volunteers, to assess safety, metabolism and excretion of a drug or drug combination.
Phase II clinical trial	Studies in humans to assess further the safety and efficacy of a drug or drug combination in a non-comparative manner.
Phase III clinical trial

A randomized and controlled clinical trial designed to evaluate the comparative safety and efficacy of a drug or drug combination.  Also, the principal data used by regulatory agencies to approve or reject a product licensing application.

Protein	A molecule made up of a number of amino acids arranged in a specific order determined by a genetic code. Proteins are essential for all life processes.
Recombinant DNA	Genetically engineered DNA prepared in vitro by cutting up DNA molecules and splicing together specific DNA fragments usually from more than one species of organism.

S. aureus	Short form of Staphylococcus aureus. See Staphylococcus.
Staphylococcus	A genus of Gram-positive bacteria that includes pathogens, such as S. aureus, that most commonly infect the skin and mucous membranes.
Systemic	Not localized in a particular place of the body; an infection disseminated widely through the body is said to be systemic.
Topical	The route of administration of a drug that is applied directly to the part being treated (e.g., to the skin or eye).
TPP	Health Canada Therapeutic Product Program - the government agency which regulates the production, quality, safety and efficacy of biological and pharmaceutical products in Canada.
Vancomycin

An antimicrobial drug originally made from the fungus Streptomyces orientalis that is used against Gram-positive bacteria (e.g., staphylococci) that are resistant to other antibiotics. Considered to be the "antibiotic of last resort" in treating drug-resistant Gram-positive bacterial infections.

Virus	An intracellular parasite that must use a host cell's systems in order to replicate and proliferate. Some viruses cause infections in people.

EXHIBIT INDEX

Exhibit Number	Description		Sequential Page Number
1.1	Certificate of Name Change, Articles and Bylaws as amended December 17, 2002
2.1	Shareholder Rights Plan dated July 31, 2000 between the Company and Pacific Corporate Trust Company (Previously filed as Exhibit 3.26).	(4)
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc. (Previously filed as Exhibit 3.7)	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia (Previously filed as Exhibit 3.9)	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996 (Previously filed as Exhibit 3.11)	(2)
4.4	Amended and Restated Escrow Agreement dated October 22, 1998 between Pacific Corporate Trust Company, the Company, William W. Kay, Kevin Nephin, Robert Hancock, Heidi Hirst and Steve Elliston (Previously filed as Exhibit 3.23)	(3)
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000. (Previously filed as Exhibit 3.25)	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002 (Previously filed as Exhibit 3.32)	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 (Previously filed as Exhibit 3.33)	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002 (Previously filed as Exhibit 3.34)	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002 (Previously filed as Exhibit 3.35)	(5)
4.10	Collaboration and License Agreement with Fujisawa Healthcare Inc. dated July 8, 2002 (Previously filed as Exhibit 3.36)	(5)
4.11	Collaboration and License Agreement with Hybridon Inc. dated September 11, 2002 (Previously filed as Exhibit 3.37)	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001 (Previously filed as Exhibit 3.38)	(5)
4.13	Asset Purchase Agreement with Raymond Chabot Inc. dated September 23, 2002 (Previously filed as Exhibit 3.39)	(5)
4.14	Form of Private placement with four senior executives of the Company dated August 13, 2002 for the issuance of 48,100 common shares at $0.90 per share for proceeds of $43,290.

4.15	Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with the Collaboration and License Agreement.
4.16	Private Placement with Biotechnology Value Fund and Certain Other Investors dated December 3, 2002 for the issuance of 7,850,000 common shares and 1,970,414 warrants for proceeds of $5,495,000.
4.17	Form of Private Placement with nine senior executives of the Company dated August 14, 2003 for the issuance of 125,300 common shares for proceeds of $75,180.
4.18	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.19	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.20	Form of Vice President Employment Agreements.
12.1	Certification Required by Rule 13a – 14 (a) or Rule 15d – 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a – 14(a) or Rule 15d – 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

(1)

Incorporated by reference to Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 1995 filed with the Securities and Exchange Commission on October 30, 1995.

(2)

Incorporated by reference to Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 1996 filed with the Securities and Exchange Commission on October 30, 1996.

(3)

Incorporated by reference to the Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 1999 filed with the Securities and Exchange Commission on September 20, 1999.

(4)

Incorporated by reference to the Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 2000 filed with the Securities and Exchange Commission on September 25, 2000.

(5)

Incorporated by reference to the Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 2002 filed with the Securities and Exchange Commission on October 30, 2002.

Consolidated Financial Statements

Micrologix Biotech Inc.

(Expressed in Canadian dollars)

April 30, 2003

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MICROLOGIX BIOTECH INC.

AUDITORS' REPORT

To the Shareholders of

Micrologix Biotech Inc.

We have audited the consolidated balance sheets of Micrologix Biotech Inc. as at April 30, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, except for the changes in policies as explained in Note 3, on a consistent basis.

"ERNST & YOUNG LLP"

Chartered Accountants

Vancouver, Canada

June 13, 2003.

Micrologix Biotech Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2003 $	2002 $

ASSETS
Current
Cash and cash equivalents [note 4[a]]	6,172,132	4,606,805
Short-term investments [note 4[b]]	19,431,847	35,281,049
Amounts receivable [note 5]	3,059,420	84,873
Prepaid expenses and deposits	549,563	507,759
Total current assets	29,212,962	40,480,486
Capital assets [note 6]	1,321,040	1,555,692
Intangible assets [note 7]	3,035,754	719,994
	33,569,756	42,756,172

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 8]	3,556,387	7,507,235
Deferred revenue [note 13]	456,564	-
Total current liabilities	4,012,951	7,507,235

Deferred revenue, non-current portion [note 13]	695,885	-

Commitments [note 9]
Shareholders' equity
Common shares [note 10[b][i]]	102,293,040	96,358,175
Preferred shares [note 10[b][ii]]	5	-
Shares to be issued [note 10[e]]	111,072	111,072
Contributed surplus	27,126	-
Deficit	(73,570,323)	(61,220,310)
Total shareholders' equity	28,860,920	35,248,937
	33,569,756	42,756,172

See accompanying notes

On behalf of the Board:

"Robert Rieder"

"Colin Mallet"

Director

Director

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2003 $	2002 $	2001 $

REVENUE
Licensing [note 13]	370,651	-	-
Research and development collaboration [note 13]	8,260,336	-	-
	8,630,987	-	-

EXPENSES
Research and development	15,783,294	16,321,779	10,673,658
General and corporate	4,381,555	3,793,849	3,615,733
Amortization [notes 6 and 7[c]]	768,926	698,516	544,993
Write-down of intangible assets [note 7[d]]	689,542	1,129,782	17,519
	21,623,317	21,943,926	14,851,903

Operating loss	(12,992,330)	(21,943,926)	(14,851,903)

Other income (expense):
Interest income	996,874	2,136,591	3,234,574
Foreign exchange (loss)	(354,557)	(103,569)	(91,377)
	642,317	2,033,022	3,143,197
Loss for the year	(12,350,013)	(19,910,904)	(11,708,706)

Deficit, beginning of year	(61,220,310)	(41,309,406)	(29,600,700)
Deficit, end of year	(73,570,323)	(61,220,310)	(41,309,406)

Basic and diluted loss per common share [note 10[g]]	$(0.30)	$(0.52)	$(0.31)

Weighted average number of common shares outstanding [note 10[g]]	41,625,790	38,262,287	37,246,047

See accompanying notes

Micrologix Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2003 $	2002 $	2001 $

OPERATING ACTIVITIES
Loss for the year	(12,350,013)	(19,910,904)	(11,708,706)
Items not affecting cash:
Amortization	768,926	698,516	544,993
Write-down of intangible assets	689,542	1,129,782	17,519
Stock based compensation	27,126	-	-
Loss on disposal of capital assets	7,283	47,332	8,274
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	229,224	57,600	(645,676)
Amounts receivable	(2,974,547)	63,054	(78,107)
Prepaid expenses and deposits	(41,804)	(249,742)	(160,486)
Accounts payable and accrued liabilities	(4,167,726)	3,026,599	2,535,560
Deferred revenue	1,152,449	-	-
Cash flows used in operating activities	(16,659,540)	(15,137,763)	(9,486,629)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	5,538,290	49,500	9,376,691
Issuance of Special Warrants, net of issue costs	-	(18,540)	(188,545)
Redemption of preferred shares	(618,560)	-	-
Cash flows provided by financing activities	4,919,730	30,960	9,188,146

INVESTING ACTIVITIES
Funds from short-term investments	29,703,221	47,713,696	19,175,498
Purchase of short-term investments	(14,083,243)	(37,213,314)	(52,773,893)
Purchase of capital assets	(267,220)	(437,628)	(555,425)
Intangible asset expenditures	(2,062,251)	(301,883)	(609,833)
Proceeds on disposal of capital assets	14,630	-	-
Cash flows provided by (used in) investing activities	13,305,137	9,760,871	(34,763,653)

Increase (decrease) in cash and cash equivalents	1,565,327	(5,345,932)	(35,062,136)
Cash and cash equivalents, beginning of year	4,606,805	9,952,737	45,014,873
Cash and cash equivalents, end of year	6,172,132	4,606,805	9,952,737

Supplemental cash flow information
Issuance of common shares on conversion of preferred shares	396,575	-	-
Increase in intangible assets for preferred shares issued	1,015,138	-	-
Increase in intangible assets for common shares issued or to be issued	-	84,500	502,500

See accompanying notes

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

Micrologix Biotech Inc. (the "Company") was incorporated under the laws of the Province of British Columbia. The Company is a research-based biopharmaceutical company engaged in the development and commercialization of anti-infectives.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 14. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Micrologix Biotech (USA) Inc., incorporated under the laws of the State of Delaware, USA, an inactive company. Significant intercompany accounts and transactions have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The Company follows the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

Leasehold improvements

Straight-line over the term of the lease

The Company reviews the carrying value of capital assets for the existence of facts or changes in circumstances that might indicate a condition of impairment.

Intangible assets

Patents and trademarks are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents and trademarks. Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Patents, trademarks, technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for patents, trademarks, technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on factors including discounted cash flows, the excess of such costs are charged to operations.

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

Licensing revenue consists of non-refundable initial fees derived from licensing arrangements. Initial fees received which require the Company's ongoing involvement through development collaboration are deferred and amortized into income on a straight-line basis over the term of the underlying product development period.

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company's strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Research and development costs

Research costs are expensed in the year incurred. Development costs, including product development milestones paid pursuant to technology licenses and technology acquisition agreements, are expensed in the year incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Since the Company's stock options, common shares to be issued, escrow shares, underwriter options, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company accounts for all stock-based payments to non-employees granted on or after May 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

No compensation cost is recorded for options granted to employees and directors pursuant to the Company's stock option plans. Consideration paid by employees and directors on the exercise of stock options is recorded as share capital. This policy is unchanged from that previously applied by the Company.

The Company discloses the pro-forma effect of accounting for stock options granted to employees and directors under the fair value based method [note 10[d][v]].

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES

Goodwill and intangible assets

Effective May 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets". Under these standards; (i) goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually and (ii) intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives. As at May 1, 2002, there was no recorded goodwill and the Company's intangible assets had finite lives and will continue to be amortized over their estimated useful lives. The adoption of Section 3062 and SFAS 142 did not have any impact on the Company's financial position or results of operations as at May 1, 2002.

Stock-based compensation

The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective May 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. The Company has adopted the disclosure only provisions of section 3870 for stock options granted to employees and directors and consequently has disclosed the proforma effects to loss and loss per share as if the fair value method had been used [note 10[d][v]].

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

4. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash equivalents

Cash equivalents includes $5,315,050 [2002 - $1,499,619] of commercial paper with maturities to June 23, 2003 and a weighted average interest rate of 2.2% [2002 - 2.2%]. Of the total amount of cash and cash equivalents, $3,482,275 (US$2,429,382) [2002 - $887,279 (US$565,686)] are denominated in US dollars.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.4% [2002 - 3.8%] and maturity dates to November 15, 2004. At April 30, 2003, the fair value of the short-term investments was approximately $19,432,000 [2002 - $35,285,000], based on quoted market prices.

5. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial Risk

Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates as well as credit risk associated with the financial stability of the issuers of the financial instruments and the degree of volatility of these rates. The Company purchases a significant amount of its goods and services in United States ("US") dollars and also earns research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.  The Company's cash equivalents and investments are invested in fixed rate securities.

Credit Risk

Amounts receivable includes amounts owing of $2,833,617 (US$1,976,850) from one party pursuant to a collaboration and license agreement.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

6. CAPITAL ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2003
Furniture and equipment	2,648,942	1,628,469	1,020,473
Computer equipment	620,792	335,931	284,861
Leasehold improvements	1,154,687	1,138,981	15,706
	4,424,421	3,103,381	1,321,040

2002
Furniture and equipment	2,617,377	1,443,269	1,174,108
Computer equipment	528,971	248,669	280,302
Leasehold improvements	1,132,238	1,030,956	101,282
	4,278,586	2,722,894	1,555,692

During the year ended April 30, 2003, amortization expense for capital assets was $452,629 [2002 - $430,003; 2001 - $349,133].

7. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2003
Acquired technology	1,641,807	82,090	1,559,717
Technology licenses	1,322,837	574,942	747,895
Patents	913,092	207,189	705,903
Trademarks	27,388	5,149	22,239
	3,905,124	869,370	3,035,754

2002
Technology licenses	609,000	472,900	136,100
Patents	812,781	252,288	560,493
Trademarks	25,886	2,485	23,401
	1,447,667	727,673	719,994

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

7. INTANGIBLE ASSETS (cont'd.)

(a)

On May 20, 2002, the Company acquired two pre-clinical programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and entered into a license and research agreement with BioSource Pharm, Inc. for consideration as follows:

i.

$618,560 (US$400,000) in cash and the issuance of 750,000 Series A preferred shares with a value of $618,561 (US$400,001) [note 10 [b][ii]]; and

ii.

the issuance of 1,000,000 Series B preferred shares with a value of $2 (US$1) [note 10 [b][ii]].

The amount of $1,237,123 (US$800,002) has been recorded as acquired technology. The Company is also obligated in the future to pay up to US$3,000,000 cash if certain drug development milestones are achieved and royalties on future product sales.

(b)

On September 12, 2002, the Company acquired a portfolio of antiviral technologies and product candidates pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. and entered into a collaboration and license agreement with Hybridon, Inc. in respect of one of the acquired technologies (the "HPV oligonucleotide drug candidate") for consideration as follows:

i.

$817,260 in cash and the issuance of 250,000 Series C preferred shares with a value of $396,575 (US$250,000) [note 10[b][ii]];

ii.

the issuance of 5,250,000 Series C preferred shares with a value of $2 (US$1) [note 10[b][ii]]; and

iii.

royalties on future product sales of the HPV oligonucleotide drug candidate.

Of the total amount of $1,213,837, the portion related to the collaboration and license agreement in the amount of $713,837 has been recorded as technology licenses and $500,000 has been recorded as acquired technology.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

7. INTANGIBLE ASSETS (cont'd.)

(a)

During the year ended April 30, 2003, amortization expense for intangible assets was $316,297 [2002 - $268,513; 2001 - $195,860].

(b)

During the year ended April 30, 2003, the Company performed a review of the carrying value of its intangible assets and as a result $689,542 [2002 - $1,129,782; 2001 - $17,519] of net book value was written off.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003 $	2002 $

Trade accounts payable	1,378,848	4,433,527
Accrued compensation	795,567	313,505
Accrued contract research	1,216,486	2,504,108
Accrued liabilities and other	165,486	256,095
	3,556,387	7,507,235

9. COMMITMENTS

[a]

Premises lease agreement

The Company has the following future minimum lease commitments with respect to its office and research premises which expires May 14, 2005:

$

2004	437,668
2005	437,668
2006	18,236
893,572

Rent expense for the year ended April 30, 2003 amounted to $335,850 [2002 - $318,350; 2001 - $286,354] net of sublease income of $42,500 [2002 - $60,000; 2001 - $60,424] and leasehold inducement amortization of $49,412 [2002 - $49,412; 2001 - $49,412].

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

9. COMMITMENTS (cont'd.)

[b]

Research, manufacturing, service and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The license agreements begin to expire at the later of 2017 or the expiration of the last patent filed under the agreements. As at April 30, 2003 and 2002, no royalties were payable.

[ii]

The Company, pursuant to research, manufacturing, service and technology agreements, has made commitments to fund $4,929,000 (US$3,439,000) to April 30, 2004.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL

[a]

Authorized

300,000,000 common shares without par value

100,000,000 preferred shares without par value, issuable in series

[b]

Issued and outstanding

[i]

Common Shares

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2000	31,536,517	49,013,357
Issued for cash pursuant to:
Exercise of stock options	56,375	158,706
Exercise of warrants	3,572,750	8,395,963
Exercise of underwriter options	193,417	822,022
Exercise of Special Warrants, net of issue costs	4,000,000	37,331,627
Balance, April 30, 2001	39,359,059	95,721,675
Issued for cash pursuant to:
Exercise of stock options	15,000	49,500
Issued pursuant to license and development agreement	100,000	587,000
Balance, April 30, 2002	39,474,059	96,358,175
Issued for cash pursuant to:
Private placement with senior executives	48,100	43,290
Private placement with Biotechnology Value Fund	7,850,000	5,495,000
Issued on conversion of Series C, preferred shares [note 10[b][ii]]	379,139	396,575
Balance, April 30, 2003	47,751,298	102,293,040

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

Private Placement with Senior Executives

On August 26, 2002, the Company issued 48,100 common shares at the market price of $0.90 per common share for proceeds of $43,290 to four senior executives pursuant to the re-investment of a portion of these executives' compensation.

Private Placement with Biotechnology Value Fund

On December 3, 2002, the Company issued 7,850,000 common shares for proceeds of $5,495,000. Additionally, the company issued warrants to purchase (i) 987,500 common shares at $1.50 per common share; and (ii) 982,914 common shares at $3.00 per common share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrant holders, pursuant to the terms of the warrants, can elect, when exercising their warrants, to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

Special Warrant Financing

Pursuant to an Underwriting Agreement dated March 20, 2000, the Company issued 4,000,000 Special Warrants at a price of $10.00 each for gross proceeds of $40,000,000 before deducting the underwriters' commission of $2,400,000 and other expenses of $268,373. The Special Warrants were converted into 4,000,000 common shares for no additional consideration during the year ended April 30, 2001. Underwriter options that were granted for the purchase of 400,000 common shares, expired unexercised.

Special Unit Financing

During the year ended April 30, 2001, the Company issued 3,572,750 common shares pursuant to the exercise of warrants granted in connection with a financing completed in August 1999, for gross proceeds of $8,395,963. In addition, the Company issued 193,417 common shares upon the exercise of underwriter options, for gross proceeds of $822,022 and the remaining  256,415 underwriter options that were granted expired unexercised.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

[ii]

Preferred Shares

Preferred shares, Series A

	Number of Shares #	Amount $

Balance, April 30, 2002	-	-
Issued pursuant to asset acquisition [note 7[a]]	750,000	618,561
Redeemed by cash payment	(400,000)	(618,560)
Balance, April 30, 2003	350,000	1

During the year ended April 30, 2003, the Company paid US$400,000 upon the redemption of 400,000 of the Series A preferred shares.

The 350,000 Series A preferred shares outstanding at April 30, 2003 are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series A preferred share, from time to time upon the achievement of specified drug development milestones in the Company's lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of the 350,000 Series A preferred shares are uncertain, these Series A preferred shares have been recorded at an aggregate value of US$1.  Effective May 19, 2010, the Company can redeem the then outstanding Series A preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series A preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Conversion Price"). If the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

Preferred shares, Series B

	Number of Shares #	Amount $

Balance, April 30, 2002	-	-
Issued pursuant to license and collaboration agreement [note 7[a]]	1,000,000	2
Balance, April 30, 2003	1,000,000	2

The Series B preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series B preferred share from time to time upon the achievement of specified drug development milestones in the Company's lipopeptide and polyene programs. As the achievement of the specified drug development milestones for the redemption or conversion of 1,000,000 Series B preferred shares are uncertain, the Series B preferred shares have been recorded at an aggregate value of US$1.  Effective May 19, 2010, the Company can redeem the then outstanding Series B preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series B preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Conversion Price"). If the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Conversion Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2002	-	-
Issued pursuant to license and collaboration agreement [note 7[b][i] and [ii]]	5,500,000	396,577
Converted into common shares	(250,000)	(396,575)
Balance, April 30, 2003	5,250,000	2

During the year ended April 30, 2003, the Company converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company.

The 5,250,000 Series C preferred shares outstanding at April 30, 2003 are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share, from time to time upon the achievement of specified drug development milestones in the Company's HPV oligonucleotide program. As the achievement of the specified drug development milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, the Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 16, 2010, the Company can redeem the then outstanding Series C preferred shares for an aggregate value of US$1.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion price will be based upon the greater of: the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Average Price"); and $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company's common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company's common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan ("Plan") to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2001 and, subject to reconfirmation by shareholders at the 2005 annual general meeting of the Company, will remain in effect until July 31, 2010, unless terminated earlier. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company's Board of Directors.

[d]

Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]

The 1996 stock option plan ("1996 Plan") was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 common shares which were conditionally reserved for issuance. The maximum number of options that may be granted pursuant to the 1996 Plan was decreased to 1,597,526 when the Company's 2000 Stock Option Plan ("2000 Plan") was approved [note 10[d][ii]] of which 62,250 have been exercised leaving 1,535,276 options that can be granted pursuant to the 1996 Plan. As at April 30, 2003, there are 1,086,625 stock options outstanding pursuant to the 1996 Plan [2002 - 801,500] and 448,651 common shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. The 1996 Plan will terminate on February 9, 2006.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

[ii]

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company's 2002 Annual General Meeting to make available 4,000,000 common shares as reserved for issuance. As at April 30, 2003, there are 2,170,250 [2002 - 1,857,000] stock options outstanding pursuant to the 2000 Plan and 1,829,750 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The 2000 Plan will terminate on July 31, 2010.

[iii]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2000	2,103,533	3.28
Options granted	503,768	5.02
Options exercised	(56,375)	2.82
Options forfeited	(848,726)	2.98
Balance, April 30, 2001	1,702,200	3.97
Options granted	1,923,000	1.32
Options exercised	(15,000)	3.30
Options forfeited	(951,700)	3.55
Balance, April 30, 2002	2,658,500	2.20
Options granted	849,000	0.84
Options forfeited	(250,625)	4.65
Balance, April 30, 2003	3,256,875	1.66

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

[iv]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.60-0.90	1,257,000	0.82	7.0	503,375	0.83
0.91-1.35	348,500	0.92	7.0	115,250	0.93
1.36-2.00	1,098,750	1.61	6.3	451,750	1.63
2.01-3.00	118,500	2.54	5.5	88,250	2.64
3.01-4.50	206,625	3.60	2.7	200,625	3.60
4.51-6.00	186,000	5.18	3.6	169,500	5.15
6.01-9.00	41,500	6.60	6.4	21,250	6.63
	3,256,875	1.66	6.2	1,550,000	2.09

[v]

The following pro forma financial information presents the loss and loss per common share had the Company recognized stock based compensation for options granted to employees and directors during the year ended April 30, 2003 using the fair value accounting method.

2003
$
Loss for the year as reported	(12,350,013)
Stock based compensation	(199,000)
Proforma loss for the year	(12,549,013)

Proforma basic and diluted loss per share	(0.30)

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

10. SHARE CAPITAL (cont'd.)

Under the transitional provisions of Section 3870, comparative figures are not required.

The estimated fair value of stock options granted during the year ended April 30, 2003 was determined using the Black-Scholes option pricing model using the following weighted average assumptions, resulting in a weighted average fair value of $0.62 per option:

Annualized volatility

91.5%

Risk-free interest rate

3.4%

Expected life

5.0 years

Dividend yield

0.0%

[e]

Shares to be issued

Pursuant to a consulting agreement dated September 22, 1997 the Company is obligated to issue 22,000 common shares at a fair value of $111,072 (US$80,000). Upon issue of these common shares, the number and value of the shares will be transferred to share capital.

[f]

Escrowed shares

At April 30, 2003, 1,186,772 [2002 - 1,186,772] common shares are held in escrow. These escrowed shares were issued in 1993 to the then principals of the Company.  The escrowed shares may be released upon specific milestones being achieved by the Company and/or based on the Company's cumulative cash flow. Any shares not released by October 22, 2005 will be cancelled.

[g] Loss per common share	2003	2002	2001

Numerator
Loss for the year	($12,350,013)	($19,910,904)	($11,708,706)
Denominator
Weighted average number of common shares outstanding including escrowed shares	42,812,562	39,449,059	38,432,819
Less: weighted average number of escrowed shares outstanding	(1,186,772)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	41,625,790	38,262,287	37,246,047

Basic and diluted loss per common share	$(0.30)	$(0.52)	$(0.31)

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

11. INCOME TAXES

As at April 30, 2003 the Company has approximately $17,509,000 of research and development expenditures available for unlimited carryforward, $4,777,000 of investment tax credits which begin to expire in 2004 and $50,628,000 of non-capital losses which begin to expire in 2004, which may be used to reduce future Canadian income taxes otherwise payable. The investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2004	22,000	2,013,000
2005	64,000	3,263,000
2006	274,000	3,965,000
2007	453,000	6,780,000
2008	634,000	9,257,000
2009	690,000	16,829,000
2010	602,000	8,521,000
2011	810,000	-
2012	619,000	-
2013	609,000	-
	4,777,000	50,628,000

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

11. INCOME TAXES (cont'd.)

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains. The Company also has a net operating loss carryforward for U.S. federal income tax purposes of approximately $650,000, which begins to expire in 2011.

Significant components of the Company's future tax assets as of April 30 are shown below:

2003

2002

$

$

Future tax assets:

Research and development expense carryforwards

9,313,000

8,165,000

Loss carryforwards

18,034,000

15,517,000

Share issue costs

295,000

587,000

License fees received

411,000

-

Tax values of depreciable assets in excess of accounting values

1,598,000

1,070,000

Total future tax assets

29,651,000

25,339,000

Valuation allowance

(29,651,000)

(25,339,000)

Total future tax assets

-

-

No income tax benefits relating to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of "more likely than not" under the liability method of tax allocation.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

11. INCOME TAXES (cont'd.)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 38.95% [2002 - 42.95%; 2001 - 45.29%] statutory tax rate, at April 30, is:

2003

2002

2001

$

$

$

Income tax recovery at statutory rates

(4,810,000)

(8,552,000)

(5,303,000)

Non-capital loss carried forward

3,319,000

7,228,000

4,068,000

Amortization in excess of capital cost allowance for tax

299,000

300,000

247,000

Write-down of intangible assets

269,000

485,000

-

Research and development expenses carried forward

789,000

913,000

1,345,000

License fees received

449,000

-

-

Share issue costs

(320,000)

(353,000)

(372,000)

Other

5,000

(21,000)

15,000

-

-

-

12. SEGMENTED INFORMATION

The Company operates primarily in one business segment with all of its assets and operations located in Canada.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

13. COLLABORATIVE AGREEMENTS

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. for the North American rights to the Company's product candidate for the prevention of central venous catheter-related bloodstream infections (the "CVC product candidate").  Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and is entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product.  As well, the Company receives funding for all development costs for the CVC product candidate.  The upfront license fee is being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet.  The development cost funding is recognized as revenue as the clinical development activities are performed under the terms of the agreement.  The agreement may be terminated by Fujisawa during specified periods if it determines that further development or commercialization of the product candidate is not warranted.  Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

14.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]

Under Canadian GAAP, the acquired technology is capitalized and amortized straight line over its estimated useful life of ten years. Under US GAAP, the acquired technology would be classified as in-process research and development and written off immediately as it does not have any other alternative uses.

[b]

Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 [see note 3] and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of approximately $50,000 [2002 - $44,000; 2001 - $62,000] in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2003. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended April 30, 2003, 2002 and 2001, respectively: risk free interest rates of 3.4%, 4.3% and 3.8%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 91.5%, 85% and 81%; and a weighted average expected life of the options of five years.

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

14.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[c]

Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company re-evaluated its classification and accordingly, as of May 1, 2001, the Company determined it would re-classify its short term investments from available-for-sale securities to held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company's intent to hold the underlying securities to maturity. The Company has amortized the unrealized gain at May 1, 2001 over the remaining life of the security.

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income comprises only unrealized gains on available-for-sale securities.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:

	2003	2002
	$	$

Short-term investments	19,431,847	35,293,017
Intangible assets	797,891	719,994
Additional paid-in capital	1,958,323	1,881,197
Accumulated other comprehensive income	-	11,968
Deficit	(77,739,383)	(63,101,507)

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

14.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	2003	2002	2001
	$	$	$

Loss for the year, Canadian GAAP	(12,350,013)	(19,910,904)	(11,708,706)
Adjustment for amortization and write-down of acquired technology	400,571	-	-
Adjustment for amortization of technology licenses	35,692	-	-
Adjustment for purchase of in-process research and development	(2,674,126)	-	-
Adjustment for stock-based compensation
- non-employees	(50,000)	(44,000)	(62,000)
Loss for the year, U.S. GAAP	(14,637,876)	(19,954,904)	(11,770,706)

Unrealized gains on investments	-	-	97,536
Reclassification adjustment for unrealized gains on short-term investments	(11,968)	(85,568)	-
Comprehensive loss for the year, U.S. GAAP	(14,649,844)	(20,040,472)	(11,673,170)

Basic and diluted loss per share, U.S. GAAP	$(0.35)	$(0.52)	$(0.32)
Weighted average number of common shares outstanding, U.S. GAAP	41,625,790	38,262,287	37,246,047

Micrologix Biotech Inc.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

April 30, 2003

(Expressed in Canadian dollars)

14.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[e]

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45") "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure. The disclosure provisions of FIN 45 are effective for financial statements ending after December 15, 2002; however, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The initial adoption of FIN 45 did not have a material impact on the Company's financial position, results of operations or cash flows.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the year ended April 30, 2003.

16. RELATED PARTY TRANSACTIONS

[a]

During the year ended April 30, 2003, the Company incurred legal fees of $732,756 [2002 - $377,546; 2001 - $142,554] inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2003, is $253,382 [2002 - $143,550] owed to this law firm. This amount is payable under normal trade terms.

[b]

During the year ended April 30, 2002, the Company incurred consulting fees of $10,000 payable to a director of the Company for additional services provided while the Company was recruiting a new President and Chief Executive Officer.