Form 20-F
MIGENIX Inc.
filed 2004-09-30
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

April 30, 2004

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number

0-22966

MIGENIX Inc. (formerly, MICROLOGIX BIOTECH INC.)

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

Not Applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

54,820,901 Common Shares

350,000 Series A Preferred Shares

1,000,000 Series B Preferred Shares

5,250,000 Series C Preferred Shares

4,000,000 Series D Preferred Shares

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

Item 17    X

Item 18 _____

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this Annual Report include, but are not limited to: completing the out-licensing of MBI-594AN by the end of calendar 2004; Strata initiating a Phase III for MBI-226 in the first half of calendar 2005; completing the out-licensing of MBI-594AN by the end of calendar 2004; obtaining the MBI-3253 Phase IIa trial results in the second quarter of calendar 2005; up to US$325,000 in milestones being achieved and payable in the next 12 months pursuant to the Company’s preferred shares; and the Company’s burn rate for Fiscal 2005 being between $11 million and $13 million; the Company’s funds being sufficient for approximately the next 18 to 21 months . These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to: the possibility that favourable relationships with licensees/collaborators cannot be established or, if established, will be abandoned by the licensees/collaborators before completion of product development; our early stage of development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; the possibility that we will not be able to raise adequate capital to fund our operations through the process of developing and testing a successful product or the risk that future financings will be completed with unfavourable terms; the fact that our technology is in the research stage and therefore the potential benefits for human therapy are unproven; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under “Item 3. Key Information – Risk Factors”.  These risks and uncertainties should be considered when evaluating forward-looking statements, and undue reliance should not be placed upon forward-looking statements.

The Company’s actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, MIGENIX cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of MIGENIX’s management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change. Readers should not place undue reliance on forward looking statements.

At the Company’s annual general meeting on September 8, 2004, approval was received for a corporate name change. On September 9, 2004 the Company changed its name to MIGENIX Inc. and Toronto Stock Exchange (“TSX”) approval is being sought for a new TSX stock symbol.

In August 2004, we completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), a biotechnology company focused on the treatment of major degenerative diseases related to mitochondrial dysfunction. This acquisition was completed by way of an Agreement and Plan of Merger and Reorganization where MitoKor merged with a wholly owned subsidiary of MIGENIX. Certain adjustments are anticipated to account for the acquisition of MitoKor in MIGENIX’s consolidated financial statements for future periods.  Consequently, the financial statements included with this annual report may not be indicative of results for future periods.

ITEM 18.	FINANCIAL STATEMENTS	91

ITEM 19.	EXHIBITS	92

EXHIBIT	INDEX	93

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.  See “Item 6. Directors, Senior Management and Employees” for directors and senior management.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of the last five fiscal years derived from our Consolidated Financial Statements included in this annual report or previous annual reports under Item 17 and are prepared in accordance with Canadiangenerally accepted accounting principles (“CDN GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and the table also summarizes the corresponding financial data in accordance with US GAAP.  The material differences between CDN GAAP and US GAAP that would affect the measurement of the Company’s financial results and position are set forth in Note 18 of our Consolidated Financial Statements included in this annual report.  This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

6

		Fiscal year ending April 30,
	2004	2003	2002	2001	2000
	In thousands except per share amounts
	Currency expressed in Canadian dollars

Revenue	$2,972	$8,631	$ -	$ -	$ -

Research and development expenses	$10,128	$15,783	$16,322	$10,674	$6,178

Operating loss
-CDN GAAP	$(12,600)	$(12,992)	$(21,944)	$(14,852)	$(9,670)
-US GAAP(1)(2) (3)	$(11,501)	$(15,280)	$(21,988)	$(14,914)	$(11,327)

Loss
-CDN GAAP	$(12,219)	$(12,350)	$(19,911)	$(11,709)	$(8,660)
-US GAAP(1)(2) (3)	$(11,120)	$(14,638)	$(19,955)	$(11,771)	$(10,317)

Operating loss per common share(4)
-CDN GAAP(5)	$(0.26)	$(0.31)	$(0.57)	$(0.40)	$(0.38)
-US GAAP	$(0.24)	$(0.37)	$(0.57)	$(0.40)	$(0.44)

Loss per common share(4)
-CDN GAAP(5)	$(0.26)	$(0.30)	$(0.52)	$(0.31)	$(0.34)
-US GAAP	$(0.23)	$(0.35)	$(0.52)	$(0.32)	$(0.40)

Dividends declared per common share	$ –	$ –	$ –	$ –	$ –

Total assets
-CDN GAAP	$26,060	$33,570	$42,756	$59,549	$58,934
-US GAAP	$24,925	$31,332	$42,768	$59,647	$58,934

Total liabilities	$3,070	$4,709	$7,507	$4,523	$2,050

Shareholders’ equity (net assets)
-CDN GAAP	$22,990	$28,861	$35,249	$55,026	$56,884
-US GAAP	$21,855	$26,623	$35,261	$55,124	$56,884

Common share capital
-CDN and US GAAP	$108,517	$102,293	$96,358	$95,722	$49,013

Preferred share capital(6)
-CDN and US GAAP	$ -	$ -	$ -	$ -	$ -

Weighted average number of common shares outstanding	47,833	41,626	38,262	37,246	25,757

Number of common shares issued and outstanding at April 30	54,821	47,751	39,474	39,359	31,537

Number of preferred shares issued and outstanding(6)	10,600	6,600	-	-	-

(1)

Under US GAAP, acquired technology and technology licenses acquired during the year would be classified as in-process research and development and written off immediately as the technology has no other alternative uses.  Amortization and write-downs recorded for CDN GAAP on acquired technology and technology licenses classified as in-process research and development under US GAAP are reversed in the year.  For the purposes of reconciliation to US GAAP, this resulted in a reduced charge to operations in fiscal 2004 of $1,103,817 and an additional charge to operations in fiscal 2003 of $2,237,863.  This had no impact on the losses for fiscals 2002, 2001 or 2000.

(2)

Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under CDN GAAP, this policy was adopted effective May 1, 2002 and applies to options granted by us on or after May 1, 2002.  For purposes of reconciliation to US GAAP, this results in additional compensation expense of approximately $5,000 (2003 - $50,000; 2002 - $44,000; 2001 - $62,000; 2000 - $30,000) in respect of options granted to consultants prior to May 1, 2002.

(3)

Under US GAAP, the excess, if any, of the fair value of the shares in escrow over the nominal amount paid would be recorded as compensation expense upon release from escrow.  For purposes of reconciliation to US GAAP, this resulted in an additional charge to operations in fiscal 2004 of $nil (2003 - $nil; 2002 - $nil; 2001 - $nil; 2000 - $1,627,197).

(4)

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Since the Company’s stock options, common shares to be issued, escrow shares, underwriter options, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to loss per common share.

(5)

The loss per common share has been restated where necessary to reflect our adoption of the recommendations of the Canadian Institute of Chartered Accountants Section 3500 with respect to the calculation of loss per common share—refer to Note 3 to our consolidated financial statements for the financial year ended April 30, 2002 contained in “Item 17. Financial Statements” of our Fiscal 2002 20-F.

(6)

The preferred shares were issued in connection with the acquisitions of acquired technology and technology licenses which occurred during fiscals 2004 and 2003 – refer to Notes 8 and 13[b] to our consolidated financial statements for the year ended April 30, 2004 contained in “Item 17. Financial Statements”. See also “BioSource Pharm, Inc.”, “Intrabiotics Pharmaceuticals, Inc.”, “Hybridon, Inc.” and “Virogen Limited.” contained in “Item 4. Information on the Company – Business Overview - Technology Licenses and Research Collaborations”.

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

Fiscal Year Ended April 30,

	2004	2003	2002	2001	2000
End of period	0.7288	0.6975	0.6377	0.6510	0.6749
Low for period	0.7011	0.6245	0.6200	0.6333	0.6607
High for period	0.7885	0.6975	0.6622	0.6831	0.6969
Average for the period	0.7447	0.6521	0.6369	0.6611	0.6798

The following table sets out the high and low exchange rates for the conversion of $1.00 Canadian into United States dollars during the previous six months:

Month	High	Low
March 2004	0.7659	0.7369
April 2004	0.7670	0.7249
May 2004	0.7377	0.7141
June 2004	0.7504	0.7236
July 2004	0.7658	0.7479
August 2004	0.7718	0.7505
September 1 – 15, 2004	0.7785	0.7610

The noon rate of exchange on September 15, 2004 as reported by the United States Federal Reserve Bank of New York for cable transfers for the conversion of Canadian dollars into US dollars was $0.7699 (US $1.00 = Cdn $1.2988).

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report on Form 20-F.

We are at an Early Stage of Development and have no Commercial Products

Our business is at an early stage and we have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our sole focus from May 1995 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two product candidates in the clinical stage of development: MBI-226 for the prevention of catheter-related infections (phase III) and MBI-594AN for the treatment of acne (completed two phase II studies).  Since May 2002, we have acquired three product candidates in the clinical stage of development: MBI-3253 for the treatment of chronic Hepatitis C Virus infections (entering Phase II), MITO-4509 for the treatment of Alzheimer’s Disease (completed a Phase I study) and MBI-1121 for treatment of Human Papillomavirus (completed a phase I study) and several earlier stage development programs.  We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials in order to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products.  There can be no assurance that we will ever achieve profitability.  As a result, an investment in the common shares of MIGENIX involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Our Success Depends on Collaborative Partners, Licensees and Other Third Parties over Whom we have Limited Control

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into licensing arrangements, research collaborations and/or other technology development and commercialization commitments.  In August 2004, we entered into a Collaboration and License Agreement with Strata Pharmaceuticals, Inc. for the development and commercialization of MBI-226 in North America and Europe and previously we had a Collaboration and License Agreement with Fujisawa Healthcare, Inc. for the co-development and commercialization of MBI-226 in North America (see “Item 4. Information on the Company – Business Overview - Development and Commercialization Partnerships” and Item. 5. “Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”). With the acquisition of MitoKor Inc. in August 2004 we acquired agreements with Wyeth and Pfizer (see “Item 4. Information on the Company – Business Overview - Development and Commercialization Partnerships”). In addition, we have many collaborative and/or license agreements (see “Item 4. Information on the Company – Business Overview -Technology Licenses and Research Collaborations”). On an ongoing basis we investigate in-licensing, acquisition and collaboration opportunities to expand and advance our product pipeline. There can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

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

The results of Clinical Studies are Unpredictable and may cause us to abandon or delay development of our Drug Candidates

Normally two pivotal Phase III studies are required as part of a New Drug Application (“NDA”) to obtain marketing approval in the United States for a new drug; however, we received fast-track designation from the United States Food and Drug Administration (“FDA”) for MBI-226, our most advanced product, which could have permitted us to file a NDA in the first half of calendar 2004 based on one pivotal Phase III study.  Enrollment and treatment in a Phase III study of MBI-226 was completed in the first calendar quarter of 2003.  Preliminary top line results from the study received in July 2003 did not show statistically significant superiority of MBI-226 in preventing central venous catheter-related bloodstream infections compared with povidone iodine, thereby not achieving the primary endpoint of the study.  With the primary endpoint not being achieved Fujisawa who funded development of MBI-226 since May 2002, under the terms of a Collaboration and License Agreement terminated the agreement based on the results of the Phase III study.  We entered into a Collaboration and License Agreement with Strata Pharmaceuticals Inc. in

August 2004 under which Strata will fund the further development of MBI-226 including a further Phase III study.  The results of clinical studies are unpredictable and we may experience additional delays or may abandon drug candidates based on the results of the studies or the costs of obtaining FDA approval for our products.

Our Success Depends on Our Ability to Protect Our Proprietary Rights and Operate Without Infringing the Proprietary Rights of Others

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties.  As of September 16, 2004, we held rights to 106 patents or patent applications in the United States relating to our technology platforms and development programs, as well as foreign counterparts for most of these patents and patent applications.  See “Item 4. Information on the Company – Business Overview - Intellectual Property”.  There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators.  There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators’ current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments.  Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving.  The patent positions of biotechnology and biopharmaceutical companies, including us, is highly uncertain and involves complex legal and technical questions for which legal principles are not firmly established.  The degree of future protection for our proprietary rights, therefore, is highly uncertain.  In this regard there can be no assurance that patents will issue from any of the pending patent applications.  In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts.  There can be no assurance that our or our corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.

Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others. We may be unable to determine the patents or patent applications that may materially affect our or our corporate collaborators’ ability to make, use or sell products.  The existence of third party patent applications and patents could significantly reduce the coverage of the patents owned by us or licensed to us or our corporate collaborators and limit our ability or our corporate collaborators’ ability to obtain meaningful patent protection.  If patents containing competitive or conflicting claims are issued to third parties, we or our corporate collaborators may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology and products.  We or our collaborators may be so enjoined or unable to obtain licenses to the patents, technologies and products of third parties on acceptable terms, if at all, or unable to obtain or develop alternative technologies.

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

Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights.  We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.

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

Our Success Depends on the Management of Growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources. We have acquired technologies through acquisitions of other entities, including MitoKor Inc in August 2004. Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We Have a History of Operating Losses with an Accumulated Deficit of $88.9 million at July 31, 2004

We have experienced significant operating losses in each year since our inception.  We incurred losses of $12.2 million in our fiscal year ended April 30, 2004, $12.3 million in our fiscal year ended April 30, 2003, and $19.9 million in our fiscal year ended April 30, 2002.  As of July 31, 2004, our accumulated deficit was approximately $88,927,000 (April 30, 2004: $85,789,102).  We expect to incur substantial additional losses over at least the next several years.  Our ability to achieve a consistent, profitable level of operations is dependent in large part upon entering into agreements with corporate collaborators for product research, development and commercialization on favourable terms, obtaining regulatory approvals for our products and the successful manufacture and marketing of our products.  We do not anticipate revenues from product sales in the next two years.  We anticipate that our sources of revenues for the next few years will consist of upfront license fees, milestone payments and research and development revenues pursuant to collaboration and licensing arrangements (See “Item 5. Operating and Financial Review and Prospects - Trend Information”) and interest income.  We cannot predict if these revenues, if any, will be sufficient to achieve profitability or that we will ever be profitable.

We must Obtain Additional Financing to Execute Our Business Plan

We will require substantial additional capital resources in order to conduct our operations.  We have financed our operations primarily through the sale of equity securities.  Through July 31, 2004, we have raised approximately $106 million in net proceeds from equity issuances.  At July 31, 2004 our net working capital was $15.8 million (April 30, 2004: $19.1 million; April 30, 2003: $25.2 million).  We believe that our funds on hand at July 31, 2004, together with the up-front license fee and equity investment received in August 2004 from the license agreement with Strata (see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”), approximately $0.5 million in cash net of payables from the MitoKor acquisition (see “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”), cost management efforts and expected interest income, should be sufficient to finance our operating and capital needs for approximately 18 to 21 months.  Our future capital requirements will depend on many factors, including, among others, the following: the amount of milestone based licensing payments, if any, from Strata, Spring Bank, Pfizer and Wyeth (see “Item 4. Information on the Company – Business Overview - Development and Commercialization Partnerships”); continued scientific progress in our research and development programs; the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements including for our MBI-594AN acne drug candidate; progress with preclinical studies and clinical trials; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or license new technologies and products and other factors not within our control.

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

Our Success Depends on Our Ability to Attract and Retain Key Qualified Personnel

We are highly dependent on the principal members of our scientific and management staff, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives.  Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to attract and retain such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant. We also have relationships with scientific and medical collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategy.  These collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to our technologies.

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

Our Industry Is Highly Competitive

The biotechnology and biopharmaceutical industries are intensely competitive.  Several biotechnology and biopharmaceutical companies, as well as certain research organizations, currently engage in or have in the past engaged in efforts related to the development of products competitive with our technologies and product candidates.

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

We have yet to Market or Sell any Pharmaceutical Products; Our Success Will Depend on Third Parties’ Marketing and Distribution Capabilities

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

Regulatory approval, if granted, may entail limitations on the indicated uses for which the new product may be marketed that could limit the potential market for such product, and product approvals, once granted, may be withdrawn if problems occur after initial marketing.  Furthermore, manufacturers of approved products are subject to pervasive review, including compliance with detailed regulations governing Good Manufacturing Practices (“GMP”). Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

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

Our Share Price Has Been, and Is Likely to Continue To Be Highly Volatile

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the Toronto Stock Exchange fluctuated from $0.45 (low) to $1.85 (high) during the fiscal year ended April 30, 2004, and from $0.76 (low) to $1.28 (high) during the period from May 1, 2004 through September 16, 2004.  Factors such as announcements by us or our competitors of technological innovations, new corporate partnerships or changes in the relationship of existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, results of clinical studies, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action law suits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

MIGENIX Inc. (“MIGENIX”, the “Company”, “we”, “our”, “us”, “ourselves”) (formerly, Micrologix Biotech Inc.) is engaged in the research and development of drugs that advance therapy, improve health, and enrich lives. Our focus is drug development, currently in the areas of infectious and degenerative diseases with five product candidates in the human clinical stage of development and earlier-stage candidates in various stages of research, development, and evaluation (see “Business Overview - Drug Development Programs”).

The Company was incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as “Parklane Explorations Ltd.”,  was continued under the Corporations Act (Alberta, Canada) on March 9, 1988 and, was continued under the Company Act (British Columbia, Canada) on April 15, 1991 under the name “Consolidated Parklane Resources Inc.”  On January 7, 1993, the Company’s name was changed to “Micrologix Biotech Inc.” and on September 9, 2004, we changed our name to “MIGENIX Inc.” to better reflect our expanding technology base and portfolio of product opportunities.

Our principal place of business is located at B.C. Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2.  Our telephone number is (604) 221-9666 and facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.  We also have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA 92130 USA. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.

Prior to 1993, the Company was engaged in the exploration of natural resource properties. In January 1993, a reverse-takeover transaction was completed wherein 100% of Microtek Research and Development Ltd. and Micrologix International Ltd. (collectively, the “Microtek Operations”) were acquired. The Microtek Operations consisted of the research, development, manufacture and marketing of diagnostic and healthcare products designed for the aquaculture industry. The Microtek Operations were sold in December 1994 to focus on the development of antibiotics and other applications of cationic peptides.

In April 1993, the Company licensed the worldwide rights to an antimicrobial peptide technology from the University of British Columbia that provided the starting point for our research and development programs.  In May 1995, research and office facilities were established in the BC Research Building, Vancouver, BC, Canada. The sole focus from May 1995 to May 2002 was on the research, development and commercialization of drug candidates based on antimicrobial peptides.

In December 1998, the first drug candidate, MBI-226, entered clinical trials in the United States for the prevention of central venous catheter-related bloodstream infections.  In early 2000, the clinical program was expanded with two more drug candidates entering clinical trials in the United States – MBI-594AN for the treatment of acne and MBI-853NL for the prevention of hospital-acquired staphylococcus aureus infections. In July 2001, the MBI-853NL program was terminated following completion of a Phase Ib trial and an analysis of the future development prospects for this drug candidate. For the status of the MBI-226 and MBI-594AN programs see “Business Overview - Drug Development Programs” and “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs– MBI-226: Prevention of Catheter-related Infections”.

In 2002, with an augmented new management team and as part of our new strategic plan, we set out to establish a prominent anti-infective product development company by bringing the founding technology in antimicrobial peptides to its optimal commercial potential, out-licensing this technology in late clinical development, and diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

In May 2002, we entered into an option agreement for MBI-226 with Fujisawa Healthcare, Inc. (“Fujisawa”), the United States subsidiary of Fujisawa Pharmaceutical Co., Ltd., a leading global developer and marketer of proprietary pharmaceutical products, and in July 2002, we entered into a Collaboration and License Agreement with Fujisawa for the co-development and commercialization of MBI-226. We generated $11.6 million in licensing, collaboration and development revenue during the financial years ended April 30, 2004 and April 30, 2003 from the agreement with Fujisawa. The agreement with Fujisawa ended January 2004 (see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”).

In May 2002, we acquired two preclinical anti-infective programs from IntraBiotics Pharmaceuticals, Inc.  (see “–“Lipopeptide (MBI-2401): Treatment of Serious Hospital-acquired Gram-positive Bacterial Infections” and “Polyene Program: Treatment of Fungal Infections” contained in “Drug Development Programs”) and as part of the acquisition, we entered into a collaborative research and license agreement with BioSource Pharm, Inc., a research organization specializing in the discovery and development of novel antibiotics (See “Technology Licenses and Research Collaborations”). The financial consideration for these agreements included a combination of upfront and near-term cash and/or equity components totaling US$0.8 million; cash and/or equity payable upon the achievement of specified milestones totaling up to US$4.35 million for both programs; and royalties on product sales typical of early stage license agreements.  See Note 8(a) to the Consolidated Financial Statements.

In September 2002, we acquired a broad portfolio of antiviral technologies and product candidates (see “Antisense Technology (MBI-1121): Treatment of Human Papillomavirus (HPV) Infections” and “Nucleic Acid and Non-nucleoside Programs: Treatment of HBV and HCV Infections”  contained in “Drug Development Programs”) formerly owned and being developed by Origenix Technologies Inc.  In conjunction with this acquisition, we entered into a collaboration and license agreement with Hybridon, Inc. (See “Technology Licenses and Research Collaborations”) related to the Origenix antisense program for the treatment of Human Papillomavirus (HPV). We acquired the Origenix technologies for $0.5 million pursuant to a Call for Tenders in the bankruptcy of Origenix.  In consideration of the agreement with Hybridon, we agreed to pay certain collaboration, upfront and milestone payments upon the achievement of agreed clinical objectives as well as royalties on HPV product sales and sublicensing revenues. The collaboration, upfront and milestone payments, if achieved, would total US$5.75 million payable to Hybridon in cash and/or equity.  See Note 8(b) to the Consolidated Financial Statements.

Since May 1, 2003 our principal capital expenditures (including in-licensing, acquisition and merger transactions) and out-licensing transactions to the date hereof are as follows:

  In December 2003, we completed a license agreement with Spring Bank Technologies, Inc. (“Spring Bank”) of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MBI-1313, a nucleotide analogue under development as a treatment of Hepatitis B Virus (“HBV”) chronic infections. As part of the development agreement, Spring Bank has received a US$2.6 million grant from the National Institutes of Health (“NIH”) to advance development of the compound. The terms of the agreement include up to US$3.5 million in milestone payments during development of the compound, royalties upon commercialization, and an equity position in Spring Bank. Spring Bank will take over and fund all development of MBI-1313. See “Development and Commercialization Partnerships” and “Item 5. Operating and Financial Review and Prospects – Other Research and Development Programs”.

  In February 2004, we acquired the global rights to celgosivir (MBI-3253), a Phase I/II clinical-stage compound, from Virogen Limited (UK). Celgosivir, which has been evaluated in over 500 subjects in human clinical studies to date, is a novel, oral antiviral agent under development for the treatment of chronic Hepatitis C Virus (“HCV”) infections. We paid a $0.1 million up-front fee in equity to Virogen and will pay up to US$4 million in milestone payments in cash and/or equity upon the achievement of agreed upon development objectives, as well as royalties on product sales and sublicensing revenues. See Note 8(c) to the Consolidated Financial Statements. See “Drug Development Programs”, “Development and Commercialization Partnerships” and “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-3253: Treatment of Chronic Hepatitis C Virus Infections”.

  In June 2004, we entered into an exclusive negotiation period to license MBI-226 to Strata Pharmaceuticals, Inc. (“Strata”), a private, hospital-focused, San Diego-based specialty pharmaceutical company, and in August 2004, completed a Collaboration and License Agreement for the development and commercialization of MBI-226. Under the terms of the agreement Strata will have exclusive rights to market and sell MBI-226 in North America and Europe. In exchange for these rights, MIGENIX received a $2.0 million (US$1.5 million) up-front fee and $650,000 (US$500,000) as an equity investment in common shares. The terms of the agreement also include up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales. Strata will fund the remaining clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing. MIGENIX and Strata will form a Joint Development Management Committee to oversee the development of MBI-226. See “Drug Development Programs”, “Development and Commercialization Partnerships” and “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”.

  In August 2004, we completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), a biotechnology company focused on the treatment of major degenerative diseases related to mitochondrial dysfunction. This acquisition was completed by way of an Agreement and Plan of Merger and Reorganization where MitoKor merged with a wholly owned subsidiary of MIGENIX. We issued approximately 5.4 million common shares as upfront consideration (valued at $6.1 million) to acquire MitoKor and 4 million Series E convertible redeemable preferred shares for potential future milestone payments, the latter of which represents up to US$4 million in common stock and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio. Additionally as part of the transaction we assumed warrants for the purchase of 128,862 common shares and made a US$25,000 cash payment to the common shareholders of MitoKor. For additional information see “Drug Development Programs - Degenerative and Metabolic Diseases” and “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”.

BUSINESS OVERVIEW

MIGENIX is engaged in the research, development and commercialization of drugs that advance therapy, improve health, and enrich lives. We currently do not have any products approved for sale and our operations consist principally of research and development activities to advance selected drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process”).

The business model of MIGENIX is currently focused on developing compounds from the post-discovery stage (e.g. lead identification and optimization) through to late stage clinical development. Prior to 2002 the Company was focused solely on the development of cationic peptide compounds resulting in two topical drug candidates (MBI-226 for the prevention of catheter-related infections and MBI-594AN for the treatment of acne). From 2002, until the recent (August 2004) acquisition of MitoKor, with an augmented new management team, the strategic direction of the Company has been focused on anti-infective (anti-bacterial, anti-viral and anti-fungal) indications with a strategy of adding technologies and product candidates with large market potential. Over the past two financial years we have completed four in-licensing and asset acquisition transactions, expanding our product pipeline significantly beyond the cationic peptide technology (for information on the in-licensing and acquisition transactions see “History and Development of the Company”). Additionally on August 31, 2004, we completed the acquisition of San Diego-based MitoKor, Inc., a biotechnology company focused on the research and development of products for degenerative diseases such as Alzheimer’s disease, arthritis, glaucoma, and others (see “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”). This acquisition marks the expansion of the MIGENIX product pipeline focus beyond anti-infectives to also include degenerative diseases as a therapeutic focus. MIGENIX currently has five clinical stage product candidates, multiple product opportunities in preclinical development, and several early-stage technologies in various stages of research and evaluation. See “Drug Development Programs” neuroprotectiveGenerally, the Company’s current business model includes the out-licensing of product candidates to pharmaceutical, other biotechnology, and/or biomedical companies, typically in late Phase II or early Phase III after efficacy in humans is established, to help complete product development, obtain marketing approval and to market and sell the product candidates once approved. Such licensing arrangements are intended to manage product development risks, reduce program development expenses through licensee funded late-stage clinical development, and provide the Company with upfront license fees, milestone payments, research and development collaboration revenues and royalties on product sales.

 This business model is expected to enable MIGENIX to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on the Company’s strengths in research and product development. Long term, the Company could expand its business model to retain certain commercialization rights as deemed appropriate. The Company’s business model also includes acquiring and in-licensing technologies and product candidates at earlier stages of development (post discovery to Phase I) to expand the breadth and depth of the Company’s product pipeline, collaborating with third parties to advance research and development programs and out-licensing of non-core programs to third parties.

Drug Development Programs

Anti-infectives

Second only to cardiovascular disease, infectious diseases are a leading cause of death worldwide. Approximately 13.3 million people died of infectious diseases worldwide in 1998.  In North America alone, more than two million patients acquire infections each year as a result of being hospitalized, with at least 70% of these infections caused by drug-resistant bacteria.

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

Cationic Antimicrobial Peptides (MBI-226 & MBI-594AN)

Our latest stage drug candidates (MBI-226 and MBI-594AN) are topical anti-infectives based on a cationic peptide (omiganan pentahydrochloride). Cationic peptides are small, positively charged molecules that kill or inhibit the growth of various microbes, including bacteria, fungi and protozoa.  These peptides may also cause a potent non-specific immune response that protects the host against invading micro-organisms.

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

We have entered into agreements with contract manufacturing organizations for the synthetic chemical manufacture of the omiganan pentahydrochloride peptide and the formulation of MBI-226 and MBI-594AN for preclinical and clinical studies. We have also developed and licensed recombinant DNA technologies for possible future use in the manufacture of omiganan pentahydrochloride. We anticipate that we will continue to work with contract manufacturing organizations to meet our future preclinical, clinical and commercial needs.

MBI-226: Prevention of Catheter-related Infections

In December 1998, we were cleared by the FDA to begin Phase I clinical trials in the United States of MBI-226.  This compound is being investigated for use in the prevention of infections in patients who undergo central venous catheterization.

Central venous catheters (“CVCs”) are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. They are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. In 2003, more than eight million CVCs were sold in the US (up from approximately five million in 2001), and US unit sales are forecast to exceed 11 million by 2007. Globally, 16 million CVCs were sold in 2003 and global unit sales are forecast to grow to 24 million by 2007. In patients where a CVC is used, it is estimated that catheter-related bloodstream infections (“CRBSIs”) develop in approximately 5% of patients, approximately 20% of which die annually. On average, a patient with a CRBSI spends an additional 6.5 days in intensive care at a cost of more than US$29,000 per stay. Based on previous studies, it is estimated that these infections increase the cost to the US health care system by more than US$9 billion annually. It is also anticipated that MBI-226 may be utilized to prevent infections related to other percutaneous medical devices, including dialysis catheters, peripheral catheters, and others. The vast majority of CRBSI’s occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections, also known as "blood poisoning". In many cases, the organisms that cause these infections have developed resistance to conventional antibiotics.

Following the completion of a Phase I study in April 1999, the FDA granted fast track designation to MBI-226, for the prevention of CVC-related bloodstream infections.  The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

MBI-226 is in Phase III clinical development and has been licensed to Strata Pharmaceuticals Inc. (“Strata”). For additional information on the license agreement with Strata and MBI-226 development see “History and Development of the Company”, “Development and Commercialization Partnerships” and “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”.

Several options are currently available for the prevention of catheter-related infections.  Povidone-iodine (Betadine Skin Cleanser/Ointment) is currently the most widely used antiseptic in the United States for cleansing catheter insertion sites.  Chlorhexidine, another commonly used cleansing agent, has not been heavily promoted in the United States and thus has demonstrated low market adoption to date (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings).  In several studies, Chlorhexidine reduced the incidence of microbial colonization of catheters significantly in comparison to Povidone-iodine.  Antimicrobial-bonded catheters (such as Bio-Guard Spectrum Bonded Catheters and Arrowguard Blue Bonded Catheters) are used more frequently.

MBI-594AN: Treatment of Acne

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and antimicrobial activity of MBI-594AN.  This compound is being investigated for use in the treatment of acne.

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

The most important bacterium associated with acne is Propionibacterium acnes (“P. acnes”), with secondary infection due to Staphylococcus aureus and Staphylococcus epidermidis.  For more than 30 years, antibiotic drugs have been used extensively for the treatment of acne.  They are believed to exert their therapeutic effect by reducing the population of P. acnes and its mediators of inflammation, as well as by producing a direct anti-inflammatory effect in the case of certain antibiotics. Topical and systemic retinoids (derivatives of Vitamin A) are also used in clinical practice as a treatment for moderate to severe acne.

MBI-594AN has completed two phase II clinical trials in the United States and we are currently pursuing a co-development and commercialization license for MBI-594AN with various types of pharmaceutical and medical products companies in order to meet the objective of advancing this program while prudently managing the Company’s cash resources. For additional information on the licensing and development of MBI-594AN see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-594AN: Treatment of Acne”.

Prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids, and drugs that affect hormone levels.  Some significant problems exist with these treatment options.  Antibiotics are less successful than in the past P. acnes, has developed resistance to many antibiotics.  Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Systemic retinoids may cause frequent and severe side effects, from birth defects to psychological disorders and the FDA has expressed concern over the side effects.  Hormonal therapies, useful only in women and adolescent girls, are merely suppressive and associated with frequent side effects.

Celgosivir (MBI-3253): Treatment of Chronic Hepatitis C Virus (“HCV") Infections

We acquired MBI-3253, an oral first-in-class therapy in development for the treatment of chronic HCV infections in February 2004 (see “Technology Licenses and Research Collaborations - Virogen Limited”). MBI-3253 is an antiviral agent exerting its effects through the inhibition of the mammalian cell enzyme, α-glucosidase I. Alpha-glucosidase I inhibitors can hinder the replication of a broad range of enveloped viruses (including HCV) by preventing the correct folding of their envelope glycoproteins. MBI-3253 has demonstrated efficacy in a surrogate model of HCV infection and has been well tolerated in over 500 human subjects to date. Recent peer-reviewed publications have shown that (a) α-glucosidase I is important for HCV replication, (b) the hepatitis C virus is hypersensitive to α-glucosidase I inhibition, and (3) MBI-3253 is additive and/or synergistic with the currently approved HCV therapies (ribavirin and interferon).

HCV is the leading blood-borne infection in the United States. The CDC estimates that over 4.5 million Americans are infected with HCV. The World Health Organization and other sources estimate that at least 200 million people are infected worldwide. HCV is the leading cause of liver cancer and the primary reason for liver transplantation in many countries.

HCV replication dynamics indicate that combination therapy will likely be needed to suppress HCV replication and prevent the development of drug resistance. The only treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin (Rebetol). In general, only 20% to 25% of INF-treated patients have long-term responses to IFN. Different genotypes of HCV respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than types 2 and 3. Recently, the FDA approved the use of PEG-Intron (pegylated recombinant interferon), in combination with oral ribavirin for the treatment of chronic HCV patients with compensated liver disease. In summary, there remains a need for the development of more effective antiviral therapy for HCV infection, which in all likelihood, would be administered as combination therapy.

MBI-3253 is entering a phase II monotherapy clinical study. For additional information on the development of MBI-3253 see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-3253: Treatment of Chronic HCV Infections”.

Lipopeptide (MBI-2401): Treatment of Serious Hospital-acquired Gram-positive Bacterial Infections

We acquired the Lipopeptide program in May 2002 (see “BioSource Pharm, Inc” and “Intrabiotics Pharmaceuticals Inc.” contained in “Technology Licenses and Research Collaborations”). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  We selected a lead development candidate in the lipopeptide program in December 2003. The compound selected (designated MBI-2401) is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections. In preclinical testing, MBI-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MBI-2401 include hospital-acquired pneumonia, soft tissue infections, complicated urinary tract infections, endocarditis, and complicated skin and skin structure infections. It is expected that the first indication for MBI-2401 would target complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected ulcers.

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

Many hospital-acquired infections are caused by Staphylococcus aureus (“S. aureus”) and S. epidermidis. These bacteria can contaminate medical devices such as intravenous lines and catheter tubes.  Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients.  Today, 35% of S. aureus and up to 80% of S. epidermidis are resistant to methicillin.

There are only a limited number of products on the market and in clinical trials for serious gram-positive infections. Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections.  However, this powerful antibiotic is now ineffective against many bacterial species.  Vancomycin Resistant Enterococcus (VRE), for example, has developed resistance to all known antibiotics.  The United States Centers for Disease Control and Prevention (“CDC”) reported a twenty-fold increase in the percentage of hospital-acquired enterococci found to be resistant to vancomycin from January 1989 to March 1993. The incidence of vancomycin resistant and partially resistant S. aureus (VRSA, VISA) is also increasing. Cubist Pharmaceutical’s Cubicin (Daptomycin) another lipopeptide based drug was approved by the FDA in September 2003. Our lipopeptide technology for serious gram-positive bacterial infections could offer advantages over Cubicin.

MBI-2401 is in preclinical development. For additional information on the development of MBI-2401 see “Item 5. Operating and Financial Review and Prospects – Other Research and Development Programs”.

Antisense Technology (MBI-1121): Treatment of Human Papillomavirus (“HPV”) Infections

We acquired an antisense technology and clinical program in September 2002 targeted at HPV infections as part of the acquisition of the Origenix Technologies Inc. antiviral programs and a license and collaboration agreement with Hybridon, Inc. (See “Technology Licenses and Research Collaborations – Hybridon Inc”).

An IND application was filed with the FDA in July 2001 and a Phase I clinical safety study was initiated in September 2001 by Origenix in the United States in collaboration with Dr. Karl Beutner, a dermatologist and recognized HPV expert. The Phase I clinical study was a placebo-controlled study designed to evaluate the safety in 30 human volunteers during 7 days of cutaneous application. Results in November 2001 indicated that MBI-1121 does not cause irritation in healthy volunteers.

Genital HPV is a sexually transmitted disease with genital warts being the most common clinical manifestation of the infection. The CDC has estimated that there are nearly 5.5 million new cases of HPV per year in the United States alone resulting in over 24 million active cases. Genital warts account for over 1 million new cases per year.

Therapies for genital warts include: physician-administered ablative therapy that involve surgical removal, laser treatment or cryotherapy with liquid nitrogen, and topical application agents such as podophyllotoxin, trichloroacetic acid, salicyclic acid, 5-fluorouracil and Aldara. These therapies are aimed at eliminating the symptomatic warts but do not eradicate the virus. Thus the potential for reoccurrence and for the spread of infection to others still exists. Therefore, HPV infection presents a significant therapeutic challenge, and there remains a need for new effective therapies to treat the disease.

We are seeking a development partner for the further development of MBI-1121. For additional information on the development of MBI-1121 see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-1121: Treatment of Human Papillomavirus (HPV) Infections”.

Nucleic Acid and Non-nucleoside Programs: Treatment of HBV and HCV Infections

We acquired certain nucleic acid HBV and HCV technologies in September 2002 as part of the acquisition of the Origenix Technologies Inc. antiviral programs and we have internally developed a non-nucleoside HCV technology.

For discussion of HCV see “Celgosivir (MBI-3253): Treatment of Chronic Hepatitis C Viral (HCV) Infections”.

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

Alpha interferon (“IFN-a”) is effective in eliminating hepatitis B infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, Lamivudine (3TC) has been approved by the FDA for the treatment of HBV. While therapeutic results to date with lamivudine have been encouraging, HBV resistance is emerging rapidly and could pose a problem in the future to monotherapy. Thus new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

Our nucleic acid and non-nucleoside programs are in preclinical development and one dinucleotide compound for HBV, MBI-1313, has been out-licensed to Spring Bank Technologies. For additional information on these programs see “Item 5. Operating and Financial Review and Prospects – Other Research and Development Programs”.  For additional information on the Spring Bank license see “Development and Commercialization Partnerships – Spring Bank Technologies Inc.”.

Polyene Program: Treatment of Fungal Infections

As part of the acquisition of the lipopeptide technology from Intrabiotics in May 2002, we obtained a Polyene macrolide program (see “Intrabiotics Pharmaceuticals Inc.” and “BioSource Pharm, Inc.” contained in “Technology Licenses and Research Collaborations”). This program consists of proprietary antifungals with potential for improved safety over that of Amphotericin B.  A major distinguishable feature of these polyene compounds is their potentially enhanced solubility, which in concert with an improved therapeutic index, could allow the possibility of developing an anti-fungal product that will be more cost effective than liposomal formulations of Amphotericin B. We are currently seeking to out-license this technology.

Degenerative and Metabolic Diseases

The acquisition of MitoKor Inc. in August 2004 (see “History and Development of the Company” and “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”) expanded the Company’s product pipeline into degenerative and metabolic diseases. Prior to the acquisition, MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. A significant opportunity exists to develop drugs that treat diseases linked to mitochondrial dysfunction. More than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction including a number of neurodegenerative disorders, such as: 1) Alzheimer’s disease, which affects as many as 5 million people in the U.S. and Parkinson’s disease which affects more than 1% of all individuals over age 60; and Friedreich’s ataxia, the most prevalent form of inherited ataxias; 2) ischemia reperfusion injury in disorders such as stroke and myocardial infarctions (“heart attacks”), which together strike more than 1.2 million Americans each year; and 3) ophthalmic diseases, including glaucoma, a common eye disease, affecting more than 3 million Americans and retinitis pigmentosa which affects approximately 100,000 patients in the U.S., with 1.5 million people affected worldwide.

Mitochondrial dysfunction has also been linked to several key metabolic disorders, including obesity, which affects 39 million people in the U.S. Mitochondria are also closely linked to multiple other diseases, such as arthritis and cancer.

17α-estradiol sodium sulfate (MITO-4509): Treatment of Neurodegenerative  Diseases

We are developing 17α-estradiol sodium sulfate (“17α-estradiol”), designated MITO-4509, for the treatment of neurodegenerative diseases associated with mitochondrial failure, such as Alzheimer’s disease, Parkinson’s Disease, and Friedreich’s ataxia. 17α-estradiol sodium sulfate is a stereoisomer of the steroid hormone 17β-estradiol, which has demonstrated about 200-fold less activity as a hormone, yet the same or greater potency as a cytoprotective compound. Because of its minimal feminizing activities at pharmaceutically relevant doses, 17α-estradiol should be suitable for chronic treatment of degenerative diseases in both men and women. Moreover, its safety profile is apparent from the record of long-term use in millions of women where 17α-estradiol has been considered an inactive component of hormone replacement therapies such as Premarin® and Cenestin®.

Previously a Phase I human trial with oral 17α-estradiol was completed, finding dose dependent exposure, favorable pharmacokinetic parameters and no significant adverse events. We are currently planning a Phase II trial to characterize the effects of 17α-estradiol in Alzheimer’s disease (see “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”).

The most common form of dementia, Alzheimer’s disease, is a progressive neurodegenerative disease causing memory loss, language deterioration, cognitive impairment and eventually death. Approximately 20 million people worldwide have been diagnosed with Alzheimer’s disease. It afflicts approximately 10% of people over age 65 and nearly 50% of people over 85. While there are few drugs on the market today for this disease and their effectiveness is limited, worldwide sales of the leading prescription drug to treat Alzheimer’s disease, Aricept®, were $765 million in 2002.

Friedreich’s ataxia, which is characterized by coordination problems such as clumsy or awkward movements and unsteadiness, is the most commonly inherited ataxia. Friedreich’s ataxia causes progressive damage to the nervous system, resulting in symptoms ranging from muscle weakness and speech problems to loss of eyesight and hearing and ultimately diabetes and heart disease. This disease affects about 1 in every 50,000 people in the U.S. and affects males and females equally. Approximately one in 90 Americans of European ancestry carries an affected gene. Symptoms typically begin between the ages of 5 and 15, and within 15 to 20 years after the first appearance of symptoms the patient is confined to a wheelchair. In later stages of the disease, individuals are completely incapacitated, and many people with Friedreich's ataxia die in early adulthood. As with many degenerative diseases of the nervous system, there is currently no effective cure or treatment for Friedreich's ataxia, although physical therapy may prolong use of the arms and legs.

MITO-4565: Treatment of Ophthalmic and Neurodegenerative Diseases

We are developing our novel polycyclic phenolic compounds for the treatment of retinal degeneration associated with retinitis pigmentosa, glaucoma, and other ophthalmic diseases, as well as certain neurodegenerative diseases (see “17α-estradiol sodium sulfate (MITO-4509): Treatment of Neurodegenerative  Diseases” above for discussion on Neurodegenerative diseases”). Our mitochondrial compounds, including MITO-4565, have shown an ability to block cell death pathways and retinal degeneration and are being studied in preclinical models of retinitis pigmentosa and glaucoma. This program is in the preclinical stage of development.

Retinitis pigmentosa is a genetically heterogeneous aggregate of eye diseases characterized by progressive apoptotic death of photoreceptors in the retina leading to blindness. The absence of available treatments combined with the relatively small population of affected individuals makes this disease a candidate for an orphan indication. The Foundation Fighting Blindness, which has funded several of our retinitis pigmentosa studies, reports that there are approximately 100,000 patients in the U.S., with 1.5 million people affected worldwide. Sixty percent of these retinitis pigmentosa patients are younger than 21, indicating a sustained market for chronic therapies capable of slowing disease progression.

Primary open angle glaucoma is a common cause of blindness in the U.S. and throughout the world. Conventional therapies such as beta-blockers, alpha-2 agonists and carbonic anhydrase inhibitors and/or surgical intervention such as trabeculectomy are predominantly directed at lowering elevated intraocular pressure (“IOP”). However, it is increasingly recognized that visual field defects frequently progress even when IOP is successfully lowered. Modern views of glaucoma now characterize it, at least in part, as a neurodegenerative disease, an optic neuropathy due in part to pressure-mediated pathology, and in part to other, as yet undetermined factors. Indeed, in response to persistent vision loss despite normalization of IOP, some practitioners have suggested use of neuroprotective compounds in conjunction with medications to lower intraocular pressure. Clearly, there is a continuing need for safe and effective neuroprotective treatments.

MITO-4042: Treatment of Arthritis

The MITO-4042 program is in the preclinical stage of development. Osteoarthritis is a degenerative joint disease characterized by degeneration of the cartilage that lines joints and by the formation of reactive bony outgrowths at the boundaries of joints.  This leads to pain and loss of joint function.  Osteoarthritis is the most common form of joint disease.  Rheumatoid arthritis is a type of arthritis that particularly attacks the small joints of the hands, wrists and feet.  With rheumatoid arthritis, the joints become painful, swollen, stiff and, in severe cases, deformed. Osteoarthritis is the leading cause of physical disability in the U.S., affecting more than 16 million Americans over the age of 60. Roughly 80% of people with osteoarthritis report some form of limitation in movement or activities. Osteoarthritis is responsible for more than seven million physician visits per year. Rheumatoid arthritis affects 2.1 million Americans – 1.5 million women and 600,000 men. The onset of rheumatoid arthritis is usually in middle-age, although it often occurs in the 20s and 30s. The millions of people with rheumatoid arthritis are at greater risk of premature death from respiratory and infectious diseases than the overall population. Musculoskeletal conditions such as osteoarthritis costs the U.S. economy nearly $65 billion per year in direct expenses and lost wages and production. Worldwide prescription sales of the leading anti-arthritic drug, Celebrex®, totaled more than $3 billion in 2002. Current therapies focus on moderating secondary inflammation rather than the underlying degeneration and often result in serious gastrointestinal and renal side effects. As world populations age, there should be increased demand for new arthritis therapies, especially disease-modifying ones.

17 β-estradiol (MITO-0139): Treatment of Ischemia Reperfusion Injury

We are developing MITO-0139 (NeuroStat; CardioStat; a novel formulation of 17β-estradiol) for the treatment of diseases associated with ischemia reperfusion injury including stroke and myocardial infarction. This program is in the preclinical stage of development.

Stroke is caused by a sudden loss of blood supply to the brain, resulting in cell death, paralysis and other complications. It is estimated that each year 700,000 Americans suffer a stroke, and approximately 160,000 die from its consequences. Approximately 67% of all strokes occur in people over age 65. Worldwide sales of the leading prescription therapy for thrombotic stroke, Panaldine®, totaled $351 million in their fiscal year 2002. However, there are very few marketed drugs for the treatment of stroke, and these drugs are designed to re-establish blood flow to the affected region, not to preserve the viability of at-risk brain cells. As a result, their effectiveness is limited.

Myocardial infarction is caused when the blood supply to part of the heart muscle itself – the myocardium - is severely reduced or stopped. The reduction or stoppage happens when one or more of the coronary arteries supplying blood to the heart muscle are blocked. This is usually caused by the buildup of plaque (deposits of fat-like substances), a process called atherosclerosis. The plaque can eventually burst, tear or rupture, creating a "snag" where a blood clot forms and blocks the artery. If the blood supply is cut off for more than a few minutes, muscle cells suffer permanent injury and die. Myocardial infarction can kill or disable, depending on how much heart muscle is damaged and for how long. Worldwide sales of the leading prescription therapy for acute coronary syndrome, ReoPro®, totaled $384 million in 2002.

MITO-3108: Treatment of Obesity

We have identified novel compounds, such as MITO-3108, which is currently in preclinical development for the treatment of obesity. These compounds appear to lower the body-weight set point in multiple species.

Obesity represents a significant health problem in the United States as a risk factor for the development of a number of major diseases, including diabetes, heart disease, hypertension, osteoarthritis, cancer and a variety of psychological disorders. In 1999, 61% of U.S. adults were overweight or obese. Worldwide sales of the leading prescription therapy for weight control, Xenical®, totaled $490 million in 2002. The few therapies available are limited in their effectiveness and have other drawbacks, including safety issues and side effects.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act (Canada) administered by Health Canada. In the United States, drugs are subject to regulation by the Food and Drug Administration (“FDA”). The drug approval process is highly regulated with government agencies having responsibility for overseeing the country's requirements for approving new drugs. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

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

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be approved by FDA before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by the Health Canada prior to commencement of each clinical trial. The IND or CTA must contain all relevant preclinical and clinical results.

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

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to the Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a licence to market the product in the United States or Canada, respectively.

The FDA or Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in FDA or Health Canada action requiring withdrawal of the product from the market and possible recall action.

Development and Commercialization Partnerships

Strata Pharmaceuticals, Inc. (“Strata”)

In June 2004 we entered into an option agreement for the exclusive negotiation of a definitive license agreement for MBI-226 with Strata, a private, hospital-focused specialty pharmaceutical company based in San Diego, California, USA.  Pursuant to these negotiations, in August 2004 we completed a Collaboration and License Agreement for the development and commercialization of MBI-226 with Strata.  Under the terms of the agreement Strata will have exclusive rights to market and sell MBI-226 in North America and Europe. Consideration to MIGENIX in exchange for these rights, includes:

  $2.65 million comprised of a $2.0 million (US$1.5 million) up-front fee and a $650,000 (US$500,000) equity investment in MIGENIX common shares;

  up to US$30 million in development and commercialization milestone payments; and

  a double-digit royalty on net sales

In addition, Strata will fund the clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing. MIGENIX and Strata will form a Joint Development Management Committee to oversee the development of MBI-226.

Unless otherwise terminated, the agreement is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 10 years from the date of the first commercial sale on a country by country basis.

Pfizer, Inc. (“Pfizer”)

The agreement with Pfizer was part of the MitoKor acquisition. In November 1998, MitoKor entered into a three-year collaborative research and development agreement and a license agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002.

Under the agreements, MitoKor collaborated on drug discovery and Pfizer provided funding for research. Pfizer accepted multiple targets developed by us that address neurodegenerative disease. MitoKor received an upfront cash payment and an equity investment of $2.0 million from Pfizer upon the signing of the agreements. The agreements also provide for preclinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products launched by Pfizer using MitoKor’s targets. Pfizer's milestone and royalty obligations continued after the expiration of the research and development agreement. If Pfizer chooses to develop any of the compounds MitoKor identified under the research and development agreement, we will assign the rights to those compounds to Pfizer; in turn, Pfizer is obligated to use reasonable efforts to develop and commercialize products.

Unless otherwise terminated, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Wyeth (“Wyeth”)

The agreement with Wyeth was part of the MitoKor acquisition. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of MitoKor’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us.

Spring Bank Technologies, Inc. (“Spring Bank”)

In December 2003, we completed a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MBI-1313, a dinucleotide under development as a treatment for HBV chronic infections. Under the license agreement, MIGENIX received convertible/redeemable preferred shares in Spring Bank (recorded as a Long Term Investment on the balance sheet at a nominal carrying amount) rights for up to US$3.5 million in milestone payments during development of MBI-1313 and royalties upon commercialization. Spring Bank will fund all development and patent costs for MBI-1313. Spring Bank has received a US$2.6 million grant from the NIH to advance development of MBI-1313. MIGENIX acquired the rights to MBI-1313 in September 2002 as part of the Origenix asset acquisition.

Unless otherwise terminated, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have the following technology licenses, research collaborations and/or other technology development and commercialization commitments:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (see “Intrabiotics Pharmaceuticals, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of polyene and amphomycin-related (lipopeptide) compounds.  Consideration under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales (see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”).  The equity component included 1,000,000 Series B preferred shares which, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the polyene and lipopeptide programs.

Pursuant to the agreement we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc. (“Hybridon”)

In September 2002, we acquired a broad portfolio of antiviral technologies and product candidates formerly owned and/or being developed by Origenix Technologies Inc.  Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon Inc. to develop an antisense drug candidate for the treatment of Human Papillomavirus (“HPV”) (see “Drug Development Programs – Antisense Technology (MBI-1121: Treatment of Human Papillomavirus (HPV) Infections”).  Under the agreement, Hybridon has licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome.  In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.  In consideration for the Collaboration and License Agreement, we will pay Hybridon certain collaboration, upfront and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and sublicensing revenues. The collaboration, upfront and milestone payments, if achieved, would total US$5.75 million in cash and/or equity (see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”). The equity component included 5,500,000 Series C preferred shares. In April 2003 250,000 of the Series C preferred shares were converted into common shares. The remaining 5,250,000 Series C preferred shares, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved for the HPV oligonucleotide drug candidate.  We also assumed responsibility for the development costs for any drug candidates.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc. “IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to polyene and amphomycin-related (lipopeptide) compounds from IntraBiotics.  As consideration for the assets acquired, we made an upfront cash payment of US$400,000.  Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales (see “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”).  The equity component included 750,000 Series A preferred shares.  We redeemed 400,000 Series A preferred shares in October 2002 by paying US$400,000.  The remaining 350,000 Series A preferred shares, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the polyene and/or the lipopeptide programs.

Unless otherwise terminated, the agreement is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia (“UBC”)

Effective April 28, 1993, we entered into a license agreement with UBC under which we acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC.  This agreement was replaced by a second license agreement entered into on October 19, 1995 (the “UBC License”).

Pursuant to the UBC License, we agreed to fund research at UBC for a period of five years (completed) and to pay to UBC royalties from sales of products licensed pursuant to the agreement. In addition to the patent applications in existence at the time of the signing of the UBC License, we acquired the rights to any future technology developed by UBC pursuant to research funded by us, provided we pay all costs associated with patenting of the technologies.

Unless otherwise terminated, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Victoria Innovation and Development Corporation (“UVIC”)

Effective March 14, 1997, we entered into a license agreement with UVIC (the “UVIC License”).  Pursuant to this agreement, MIGENIX acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria.  We are not required to pay milestones or royalties to UVIC.  Unless otherwise terminated, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent registered in respect of the licensed technology.

Virogen Limited (UK) (“Virogen”)

In February 2004, we acquired the global rights to celgosivir (designated “MBI-3253”) from Virogen. We paid an up-front fee in equity to Virogen and will pay milestone payments in cash and/or equity upon the achievement of agreed upon development milestones (see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”), as well as royalties on product sales and sublicensing revenues. Unless otherwise terminated, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

MitoKor Technology Licenses and Research Collaborations

The following is a summary of the technology licenses and research collaborations acquired as part of the MitoKor acquisition:

  University of California, San Diego, and San Diego Veterans Affairs Medical Center

In 2000, MitoKor was awarded a grant to develop novel treatments for osteoarthritis in collaboration with the laboratory of Robert Terkeltaub, M.D.  Some of this work has been published in biomedical journals.  We have an ongoing research dialogue with Dr. Terkeltaub.

  Foundation Fighting Blindness, Owings Mills, Maryland

This private foundation, a consortium of specialized academic labs in universities across the country, has provided support for the evaluation of MitoKor’s compounds in models of retinal degeneration.  Some of this work has been accepted for publication in a biomedical journal.  We have ongoing dialogues and conduct periodic experiments with scientists associated with or funded by the Foundation Fighting Blindness.

  University of Wisconsin Medical School, Madison

In 2002, MitoKor was awarded a Small Business Innovation Research (SBIR) Phase 1 grant to study the effects of our compounds on the apoptotic death of retinal ganglion cells. This grant also supported collaborative research in the labs of Dr. Leonard Levin, an expert in retinal failure in glaucoma in the Department of Ophthalmology.  Our Phase 1 SBIR work was completed successfully.

  University of California, San Diego

In 2001, MitoKor was awarded a grant with Shankar Subramaniam, Ph.D., to partly fund the development of bioinformatics methods and tools and an annotated database related to the identity and function of mitochondrial proteins. This effort supported our ongoing proteomics and genomics projects, and the results contributed to the selection and validation of mitochondrial proteins as potential drug discovery targets.  This work was completed successfully, and is the subject of multiple publications in biomedical journals.

  University of California, San Francisco and the Buck Institute for Age Research

MitoKor has collaborated with Bradford Gibson, Ph.D., on mitochondrial proteomics research, including the fractionation, sequencing and identification of proteins present in human mitochondria. This collaboration was funded initially by a two-year grant that began in 1998. The collaboration exploited mass spectrometric technologies to study normal tissue as well as the consequences of metabolic dysfunction and cellular stress in degenerative disorders such as Alzheimer's disease, including the identification of proteins that are regulated in response to cellular stress. These approaches uncovered potential new molecular targets for drug discovery.  This work was completed successfully, and has been the subject of multiple publications in biomedical journals.

  University of Oregon, Eugene

Roderick Capaldi, Ph.D., has worked with MitoKor as a consultant starting in 2000 in the area of mitochondrial proteomics. MitoKor established an agreement with the University of Oregon that provided access to separation technologies and materials (including proprietary monoclonal antibodies) developed in his laboratory to aid in the effort to define the normal human mitochondrial proteome.  This work was completed successfully, and has been published in biomedical journals.

  University of North Texas, Fort Worth

MitoKor has funded research at the University of North Texas Health Science Center in the laboratory of James Simpkins, Ph.D. MitoKor has the right to obtain licenses to technology and inventions that result from the sponsored program. Multiple biomedical publications have stemmed from this work. We have ongoing dialogues and conduct periodic experiments with Dr. Simpkins, who continues to consult with the Company.

  Washington University, St. Louis

MitoKor has funded research at Washington University School of Medicine in the laboratory of Douglas Covey, Ph.D. We have the right to obtain licenses to technology and inventions that result from the sponsored program. In addition, we have an exclusive worldwide license to certain technology developed by Dr. Covey and his collaborators.  Publications have resulted from this work and we have occasional dialogues with Washington University faculty and staff.

  University of Virginia, Charlottesville

MitoKor has collaborated over the years with its scientific founder, W. Davis Parker, Jr., M.D., and his colleagues, to study the role of mitochondria in Alzheimer's and Parkinson's diseases and other central nervous system disorders.  Multiple publications have appeared on this work and we have periodic contact with Dr. Parker.

  Medical Research Council and the University of Newcastle upon Tyne, United Kingdom

In 2000, MitoKor first entered into a collaboration with Douglass Turnbull, M.D., Ph.D. Under the agreements, we received samples of purified DNA isolated from normal and diseased brain tissue that enabled us to jointly explore possible connections between defective brain mitochondria and neurodegenerative diseases.  We have ongoing dialogues with Dr. Turnbull, and have published a number of papers with him in biomedical journals.

  University of Florida, Gainesville

MitoKor has a worldwide license from the University of Florida Research Foundation, Inc. to certain technology developed at the University of Florida School of Medicine related to a method of protection against cell loss using polycyclic phenols, including estrogens. We are obligated to pay an annual license maintenance fee and royalties based on product sales.

  University of Kentucky, Lexington

MitoKor has an exclusive worldwide license from the University of Kentucky Research Foundation to certain technology developed at the University of Kentucky School of Medicine related to a method of protection against brain cell loss using vitamin D derivatives and compounds which bind the vitamin D receptor. We are obligated to pay royalties on product sales.

  University of Vermont, Burlington

MitoKor has sponsored research activities in the laboratory of Richard Galbraith, M.D., Ph.D., at the University of Vermont to study the effects of certain of our compounds in animals.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of September 16, 2004 we held the rights to 106 patents or patent applications in the United States relating to our technology platforms and drug development programs (inclusive of patents and patent applications acquired from Mitokor), as well as foreign counterparts for most of these patents and patent applications.

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

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive.

ORGANIZATIONAL STRUCTURE

We have three wholly owned subsidiaries as follows:

  MitoKor Inc., a Delaware corporation

  M&M Holdings Inc., a Delaware corporation

  Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

PROPERTY, PLANTS AND EQUIPMENT

We lease approximately 20,000 square feet of research and office space in Vancouver, British Columbia, Canada. The original Vancouver lease term commenced in May 1995 under a five-year lease agreement and the current term expires May 2005.  In addition, we lease approximately 1,700 square feet of office space in San Diego, California. The San Diego lease term commenced in June 2004 under a one-year lease agreement and the current term expires June 2005.  We consider these leased premises adequate for our current needs and we expect that we will be able to negotiate new lease terms before the expiry of the leases.

Through contractual arrangements we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (See “Product Approval Process”). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

Overview

MIGENIX has five drug candidates at the clinical stage of development: MBI-226 for the prevention of catheter-related infections; MBI 594AN for the treatment of acne; MBI-3253 for the treatment of chronic HCV infections (acquired from Virogen Limited in Febraury 2004), MBI-1121 for the treatment of HPV infections (acquired from Hybridon in September 2002) and MITO-4509 for the treatment of Alzheimer’s disease (acquired as part of the MitoKor acquisition in August 2004).  (See “Item 4. Information on the Company - Business Overview – Drug Development Programs” and “Clinical Development Programs”). MIGENIX also has a variety of other research and development programs, including MBI-1313, a dinucleotide being developed as a treatment for chronic HBV infections (acquired in September 2002 as part of the Origenix asset acquisition and out-licensed to Spring Bank Technologies, Inc. in December 2003); MBI-2401, a compound intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections (acquired from Intrabiotics/BioSource in May 2002); MITO-4565, a compound intended for the treatment of opththalmic and neurodegenerative diseases (acquired as part of the MitoKor acquisition); MITO-0139, a compound intended for the treatment of ischemia reperfusion injury  (acquired as part of the MitoKor acquisition); MITO-4042, a compound intended for the treatment of arthritis (acquired as part of the MitoKor acquisition); and MITO-3108, a compound intended for the treatment of obesity (acquired as part of the MitoKor acquisition).  MIGENIX is also evaluating certain non-clinical HCV and HBV non-clinical compounds (including compounds acquired as part of the Origenix asset acquisition in September 2002).

Subsequent to the fiscal year ended April 30, 2004, MIGENIX acquired MitoKor Inc., a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. MitoKor has clinical and preclinical product candidates for neurological, metabolic, and degenerative diseases (included above) that will broaden the Company’s therapeutic focus and increase the commercial opportunities available to MIGENIX. With this broadened portfolio of product opportunities and expanded therapeutic focus the Company changed its name from Micrologix Biotech Inc. to MIGENIX Inc. in September 2004. The financial statements contained in this annual report do not give effect to the acquisition of MitoKor.  Certain adjustments are anticipated to account for the acquisition of MitoKor in MIGENIX’s consolidated financial statements for future periods.  Consequently, the financial statements included with this annual report may not be indicative of results for future periods.

Clinical Development Programs

MBI-226: Prevention of Catheter-Related Infections

In September 2000, MIGENIX initiated a Phase III trial in the United States comparing MBI-226 to povidone-iodine with the objective to prove that MBI-226, administered topically at central venous catheter insertion sites, prevents catheter-related bacterial and fungal bloodstream infections by reducing microbial colonization of these catheters. In July 2002, MIGENIX completed a Collaboration and License Agreement with Fujisawa Healthcare Inc. for the co-development and commercialization of MBI-226 in North America (the “MBI-226 License Agreement”).

Patient enrolment in the Phase III trial was completed in January 2003 with over 1,400 patients enrolled and the last patient completed the study in February 2003.  Results of the study were received in July 2003. In summary, the results showed:

  The rate of catheter-related bloodstream infections in the MBI-226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant, thereby not achieving the primary endpoint of the study.

  MBI-226 demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MBI-226 group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the MBI-226 group as compared with 6.9% in the povidone-iodine group (p=0.004).

  No serious adverse events related to the use of MBI-226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

These results raised some questions regarding the future of MBI-226 in preventing catheter-related bloodstream infections.  For example, an unexpected result in the study was the very low bloodstream infection rate in the povidone-iodine group (based on infection rates in the medical literature it was believed that infection rate for the povidone-iodine group would be in the 4-6% range). This information was used as an assumption in developing the protocol and the statistical powering of the study.  Normally two Phase III studies demonstrating statistical significance in the primary endpoint are required as part of a New Drug Application (“NDA”) to obtain marketing approval in the United States for a new drug.  Based on having fast-track designation from the United States Food and Drug Administration (“FDA”) for MBI-226, MIGENIX and Fujisawa prior to the Phase III results, were pursuing a strategy to file an NDA in the first half of calendar 2004 based on one Phase III study.

As the primary endpoint was not achieved in the Phase III study, the results required investigation into the regulatory and market options available for MBI-226, including potentially terminating the program. Most MBI-226 development activities were put on hold after the Phase III results.  In September 2003, MIGENIX and Fujisawa amended the MBI-226 License Agreement by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004 following receipt of the Phase III data.

As part of the amendment of the MBI-226 License Agreement MIGENIX assumed responsibility for the MBI-226 regulatory evaluation process. In January 2004, the Company met with the FDA to address the regulatory requirements for an NDA for MBI-226. In summary, the result of this January 2004 meeting was that an NDA for MBI-226 can be achieved without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint, however further meetings with the FDA would be required to establish the path for seeking marketing approval for MBI-226. On January 20, 2004, Fujisawa elected to terminate the MBI-226 License Agreement and returned all rights pertaining to MBI-226 to MIGENIX.

Based on a subsequent meeting with the FDA, regarding the MBI-226 regulatory path, several options are available for advancing the MBI-226 program toward a NDA for marketing approval. At the meeting, the FDA encouraged MIGENIX to complete a confirmatory Phase III trial using, as the primary endpoint, statistically significant secondary endpoints from the Phase III study completed in July 2003, specifically local catheter site infections.  Although a more challenging path, the meeting also resulted in the opportunity to submit an NDA for catheter-related bloodstream infections based on data from the first Phase III study.

On June 3, 2004 MIGENIX entered into a 60-day exclusive negotiation period (the “Exclusivity Period”) to license MBI-226 and on August 2, 2004 entered into a Collaboration and License Agreement for the development and commercialization of MBI-226 with Strata Pharmaceuticals, Inc., (“Strata”) a private, hospital-focused specialty pharmaceutical company based in San Diego. Under the terms of the agreement Strata has the exclusive rights to market and sell MBI-226 in North America and Europe. Consideration to MIGENIX in exchange for these rights includes:

  $2.65 million in up-front payments: comprised of a $2.0 million (US$1.5 million) up-front license fee and a $650,000 (US$500,000) equity investment in MIGENIX common shares at a premium to market ($1.08 per common share). During the three months ended July 31, 2004 (“Q1/05”) MIGENIX received US$200,000 of the license fee as non-refundable compensation for suspending licensing discussions with other parties during the Exclusivity Period and the remainder of the license fee plus the equity investment were received in August 2004. (See “Results of Operations - Revenues”)

  up to $40 million (US$30 million) in development and commercialization milestone payments; and

  a double-digit royalty on net sales

Strata will also fund the remaining clinical, regulatory, and commercialization costs related to MBI-226 and will assume responsibility for manufacturing. MIGENIX and Strata will form a Joint Development Management Committee (“JDMC”) to oversee the development of MBI-226. Strata intends to seek a Special Protocol Assessment from the FDA for a confirmatory Phase III human clinical study, which is expected to be initiated in the first half of calendar 2005. In addition, the option to submit an NDA based solely on data from the first Phase III study will be reviewed by the JDMC. As a result of the license agreement with Strata the Company will record $2.1 million in licensing revenue during the quarter ending October 31, 2004.

MBI-594AN: Treatment of Acne

Patient enrollment in a Phase IIb clinical trial for MBI-594AN (initiated in January 2003) at nine U.S. centers was completed in June 2003 with 255 patients enrolled with the last patient completing treatment in September 2003.  This Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. MBI-594AN was assessed based on: the reduction of inflammatory lesions, the reduction of non-inflammatory lesions, and the reduction of total lesions, as well as a Physician’s Global Severity Assessment (a subjective improvement assessment) of each patient during the study. In addition, the safety and local tolerability of MBI-594AN were assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (3, 6, 9, and 12 weeks), comparing MBI-594AN (1.25% and 2.5%) with the vehicle (a hydroalcoholic solution). MBI-594AN 2.5% achieved statistically significant superiority at 6 weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037), and total lesions (p<0.001). The MBI-594AN 2.5% group reduced inflammatory lesions by approximately 40% after 6 weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between 6 and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies), making the MBI-594AN 2.5% analyses beyond 6 weeks not statistically significant. A clear dose response was seen between the MBI-594AN 2.5% and 1.25% treatment groups, with the 1.25% group showing trends toward efficacy without reaching statistical significance. In the Physician’s Global Severity Assessment, MBI-594AN 2.5% showed a trend toward superiority compared with the vehicle (at 6 weeks p=0.058). MBI-594AN was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

The Company is pursuing a co-development and commercialization partner for the further development of MBI-594AN in order to meet the objective of advancing this program while prudently managing the Company’s cash resources. MIGENIX was targeting the completion of a license agreement for MBI-594AN in the first half of calendar 2004, however this was not achieved. The Company is targeting the completion of a licensing agreement for MBI-594AN before the end of calendar 2004 (see “Trend Information”). Discussions, negotiations, and due diligence activities with potential partners are ongoing. Since negotiations and discussions with potential licensee companies is a process partially beyond the Company’s direct control, ,it is not known whether a license agreement can be completed under terms acceptable to the Company or during the time period targeted. Pending a license agreement the Company is delaying certain MBI-594AN development expenditures as it is expected that decisions about future studies and manufacturing will be made in conjunction with a licensing partner. Requirements prior to Phase III studies include product manufacturing, a non-clinical teratogenicity study, an end-of-Phase II meeting with the FDA, and the design of Phase III trials.

MBI-3253: Treatment of Hepatitis C Virus (“HCV”) Chronic Infections

In February 2004, the Company acquired the global rights to celgosivir (designated “MBI-3253”) from Virogen Limited (UK). MBI-3253, which is a novel, oral antiviral agent under development for the treatment of chronic HCV infections and has been administered to approximately 500 subjects in human clinical studies to date,.  MIGENIX paid an up-front fee in equity to Virogen.  The agreement also includes the potential for us to pay milestone payments in cash and/or equity upon the achievement of agreed upon development milestones (see “Liquidity and Capital Resources”), as well as royalties on product sales and sublicensing revenues.

On September 7, 2004 the Company received a Letter of Authorization for its clinical trial application (“CTA”) from Health Canada to begin a Phase IIa human clinical study with MBI-3253. Study site selection has been completed, with the study expected to begin enrolling patients in October 2004. This study is an open-label, randomized, dose-response, 12-week monotherapy study being conducted at 5 sites in Canada and is expected to enroll approximately 60 treatment naïve or interferon-intolerant HCV patients divided into three dosage groups. The primary endpoint of the study will be an evaluation of the log reduction in HCV viral loads at various time points during the study and at 12 weeks. The study will also assess the safety of MBI-3253 in HCV patients.  It is anticipated that results from the study will be available in the second quarter of calendar 2005. We are also planning to conduct combination therapy human efficacy studies in the future since it is expected by most experts that HCV therapy will be a combination approach (as it is currently).  MBI-3253 has already shown efficacy in the widely accepted surrogate model of HCV (BVDV, or Bovine Viral Diarrhoea Virus), and has demonstrated additive and synergistic effects when combined with the currently available HCV products (interferon and ribavirin) in non-clinical studies.

MITO-4509: Treatment of Alzheimer’s Disease

MITO-4509 is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer’s disease, and was well tolerated in a Phase I clinical trial. Planning and certain manufacturing activities are underway to advance MITO-4509 into Phase II clinical development.  MITO-4509 was acquired as part of the MitoKor acquisition (see “Building the Product Pipeline – Acquisition of MitoKor Inc.”).

MBI-1121: Treatment of Human Papillomavirus (“HPV”) Infections

MBI-1121, a topical oligonucleotide drug candidate for the treatment of diseases associated with HPV such as external genital warts was in-licensed from Hybridon in September 2002 as part of the Origenix asset acquisition. A Phase I clinical study to evaluate safety was completed in late 2001 by Origenix. MIGENIX put this program on hold in late calendar 2003 as a result of the Company’s program prioritization process and is now seeking to out-license the program (see “Intangible Asset Expenditures, Write-Downs and Amortization” for write-down of this program).

Other Research and Development Programs

In December 2003, MIGENIX out-licensed MBI-1313, a dinucleotide being developed as a treatment for chronic HBV infections (acquired in September 2002 as part of the Origenix asset acquisition) to Spring Bank Technologies, Inc. (“Spring Bank”). Under the license agreement, MIGENIX received convertible/redeemable preferred shares in Spring Bank (recorded as a Long Term Investment on the balance sheet at a nominal carrying amount), may receive up to US$3.5 million in milestone payments during development of MBI-1313, and collect royalties upon commercialization. Additionally, Spring Bank will fund all development and patent costs for MBI-1313 and has received a US$2.6 million grant from the National Institutes of Health (“NIH”) to advance development of MBI-1313.

In December 2003 a lead development candidate was identified in the lipopeptide program acquired from Intrabiotics/BioSource in May 2002.  The compound selected (designated “MBI-2401”) is intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections. During Q1/05 activities in this program focused on manufacturing process development in preparation for GLP non-clinical work. As a result of its program prioritization process the Company will be delaying certain MBI-2401 development activities in order to focus resources on more advanced programs (MBI-3253 and MITO-4509). It is now not likely that the Company will begin clinical development of MBI-2401 in the first half of calendar 2005 as expected.

The Company is seeking to out-license the polyene program also acquired from Intrabiotics/BioSource in May 2002.

Lead identification and optimization work is focused on the Company’s pre-clinical HCV compounds. Work on the HBV pre-clinical compounds acquired as part of the Origenix asset acquisition in September 2002 is proceeding at this time utilizing government sponsored NIH testing services with minimal internal resources.

Further evaluation of the HCV replication assay technology acquired as part of the Origenix asset acquisition in September 2002 was terminated as of October 31, 2003 as feasibility was not demonstrated (see “Intangible Asset Expenditures, Write-Downs and Amortization” for write-down of this program).

Building the Product Pipeline

As part of the Company’s long-term strategy to build value and a sustainable business model, MIGENIX on an ongoing basis investigates in-licensing and/or acquisition opportunities to expand its product pipeline with solid technology and promising product opportunities. Since May 2002, five in-licensing and acquisition transactions have been completed. The Company’s intent is to complete additional in-licensing and acquisition transactions that fit within the Company’s product strategy and development capabilities in the future.

During the fiscal year ended April 30, 2004 the Company in-licensed celgosivir from Virogen (see “Clinical Development Programs - MBI-3253: Treatment of HCV Chronic Infections”), out-licensed MBI-1313 to Spring Bank Technologies, Inc. (see “Other Research and Development Programs”) and entered into a definitive agreement to acquire San Diego-based MitoKor, Inc. (“MitoKor”).

Acquisition of MitoKor, Inc.

On April 15, 2004 the Company entered into a definitive agreement to acquire San Diego-based MitoKor. MitoKor is a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction, with clinical and preclinical product candidates in Alzheimer’s, arthritis, glaucoma, and other diseases. Adding MitoKor’s clinical and preclinical product candidates for neurological, metabolic, and degenerative diseases broadens the Company’s therapeutic focus and increases the commercial opportunities available to MIGENIX. MitoKor’s most advanced program is MITO-4509 (see “Clinical Development Programs – MITO-4509: Treatment of Alzheimer’s Disease”). MitoKor’s pre-clinical programs include opportunities in arthritis, Friedreich’s ataxia, retinitis pigmentosa, glaucoma, stroke/ischemia reperfusion injury, and obesity. Additionally MitoKor has license agreements with Pfizer and Wyeth.

On August 11, 2004 the Company was issued a Permit from the Department of Corporations of the State of California to proceed with the acquisition of MitoKor pursuant to a public fairness hearing held at the Department of Corporations in Los Angeles, California. The Permit and MitoKor shareholder approval were among the major conditions to be satisfied prior to completing the acquisition of MitoKor. On August 31, 2004 the Company completed the acquisition of MitoKor. Total consideration paid by the Company was approximately $6.9 million consisting of:

  5.4 million common shares as upfront consideration valued at $6.1 million;

  4,000,000 Series E convertible redeemable preferred shares for up to US$4 million of potential future milestones payable in common shares and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio (see “Liquidity and Capital Resources”). These Series E preferred shares will be recorded at their aggregate redemption value of US$1;

  $0.8 million of transaction related costs including $0.6 million recorded as Other Assets at July 31, 2004; and

  a US$25,000 cash payment.

Based on a preliminary allocation of the purchase consideration the significant items are approximately $1.5 million in net working capital ($0.5 million cash net of payables) and approximately $5.0 million in intangible assets. For US GAAP purposes most if not all of the consideration allocated to intangible assets would be expensed as acquired in-process research and development at the time of acquisition (see “Critical Accounting Policies - Research and development costs”).

Additionally as part of the transaction MIGENIX assumed warrants for the purchase of 128,862 common shares with a weighted average exercise price of US$13.53 with expiry dates through June 22, 2011.

Critical Accounting Policies

The Company’s audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”). A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 18 to the audited consolidated financial statements for the year ended April 30, 2004.   These accounting principles require the Company to make certain estimates and assumptions.  The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets and the review of the carrying value of intangible assets.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from licensing fees (which are comprised of initial fees) and research and development collaboration payments from licensing arrangements.  Initial fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical expenses related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether costs have met the relevant criteria for deferral and amortization at each reporting date.

Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under CDN GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Details of the differences between CDN GAAP and US GAAP are provided in Note 18 to the audited consolidated financial statements for the fiscal year ended April 30, 2004.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s CDN GAAP financial statements.

Intangible assets

Intangible assets are comprised of patents, trademarks, technology licenses and acquired technology and include technology licenses and acquired technology acquired in exchange for equity instruments issued by the Company.  Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Change in Accounting Policies

Stock-based Compensation

The Company has elected to prospectively adopt the amendments to the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plans to executive officers, directors and employees, effective May 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plans to non-employees effective May 1, 2002. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective May 1, 2003, the Company recorded stock-based compensation expense of $210,870 [2003 - $nil; 2002 - $nil] during the year ended April 30, 2004 (note 13[e] to the annual audited consolidated financial statements). Stock based compensation is reasonably likely to change from period to period as further options are granted and adjustments are made for stock options forfeited.

Expected Changes in Accounting Policies

The CICA approved new Accounting Guideline 15, Consolidation of Variable Interest Entities, which becomes effective for interim or fiscal periods beginning on or after November 1, 2004. The Company has not yet assessed the impact of the Guideline on its financial statements but expects to analyze each of its collaborative agreements under the Guideline.

The CICA approved an amendment to Handbook Section 3860, Financial Instruments - Presentation and Disclosure, which becomes effective for fiscal years beginning on or after November 1, 2004. The amendments require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Prior to the amendment, under the previous standard, these instruments were presented as equity. The Company has not completed a full assessment of the impact of the new guideline on its financial statements.

Results of Operations

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of new anti-infective products (see “Item 4. Information on the Company – Business Overview”). MIGENIX has been unprofitable since its formation and has incurred a cumulative deficit of $85,789,102 to April 30, 2004.

For the year ended April 30, 2004 (“Fiscal 2004”), MIGENIX incurred a loss of $12,218,779 (2003: $12,350,013; 2002: $19,910,904) or $0.26 (2003: $0.30; 2002: $0.52) per common share.  Although revenues were down approximately $5.7 million (65%) in Fiscal 2004 due to the termination of the MBI-226 License Agreement (see “Revenues”) this decrease was offset by lower MBI-226 clinical program development costs (see “Operating Expenses – Research and Development”).  The 38% decrease in the Fiscal 2003 loss compared to Fiscal 2002 resulted principally from revenues pursuant to the MBI-226 License Agreement with Fujisawa (See “Revenues”).

Revenues

During Fiscal 2004 the Company had licensing revenue of $1,153,449 (2003: $370,651; 2002: $nil) and research and development collaboration revenue of $1,818,108 (2003: $8,260,336; 2002: $nil) pursuant to the MBI-226 License Agreement with Fujisawa. The Company entered into the MBI-226 License Agreement with Fujisawa in July 2002 and received a non-refundable upfront license fee of US$1 million. The upfront fee was being amortized into income as licensing revenue over the estimated development period (approximately three and one-half years) for MBI-226 in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet.  The increase in licensing revenue for Fiscal 2004 is the result of the Company in January 2004 recording the remaining $0.8 million of unamortized deferred revenue relating to the upfront license payment as licensing revenue following Fujisawa’s termination of the MBI-226 License Agreement in January 2004 (see “Clinical Development Programs – MBI-226: Prevention of Catheter-Related Infections”). The decrease in research and development collaboration revenues in Fiscal 2004 is due to the completion of the MBI-226 Phase III trial in July 2003 and most of the MBI-226 development activities being put on hold following the trial results.

On August 2, 2004 the Company entered into a Collaboration and License Agreement for the development and commercialization of MBI-226 with Strata Pharmaceuticals, Inc. (see “Clinical Development Programs – MBI-226: Prevention of Catheter-Related Infections”). As a result of the license agreement with Strata the Company will record $2.1 million in licensing revenue during the quarter ending October 31, 2004.

Operating Expenses

Operating expenses decreased in Fiscal 2004 to $15,571,810 (2003: $21,623,317; 2002: $21,943,926). The decrease in Fiscal 2004 is principally due to completion of the Phase III clinical trial of MBI-226 in July 2003 (see “Research and Development Expenses” below), and a reduction in general and corporate expenses (see “General and Corporate Expenses” below).

Research and Development Expenses

Research and development expenses decreased 36% in Fiscal 2004 to $10,128,220 (2003: $15,783,294; 2002: $16,321,779). Research and development expenses include: (1) clinical program development costs; (2) personnel costs; and (3) other costs.

Clinical program development costs represent $4,032,956 (2003: $9,898,091; 2002: $12,131,747) or 40% (2003: 63%; 2002: 74%) of Fiscal 2004 research and development expenses. The decreases in Fiscal 2004 and Fiscal 2003 clinical program development costs were due primarily to the completion of the MBI-226 Phase III clinical trial and most of the MBI-226 development activities being put on hold after the trial results.  Clinical program development costs for MBI-226 in Fiscal 2004 were $1,747,103 (2003: $7,429,043; 2002: $10,803,339).  The decrease in MBI-226 Fiscal 2003 development costs was partially offset by an increase in MBI-594AN development costs which included the commencement of a Phase IIb trial in January 2003. Clinical program development costs for MBI-594AN in Fiscal 2004 were $1,951,277 (2003: $2,064,771; 2002: $863,962).

Personnel costs were $3,665,586 (2003: $3,678,918; 2002: $2,376,737) or 36% (2003: 23%; 2002: 15%) of Fiscal 2004 research and development expenses.  The 55% increase in Fiscal 2003 was due to the addition of three members to the senior management team in Research, Technology Development and Product Development; the expansion of the Product Development, Manufacturing and the Research and Development teams; and  the introduction of a new results-based compensation program.

Other costs were $2,429,678 (2003: $2,206,285; 2002: $1,813,295) of Fiscal 2004 research and development expenses. These costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs.

General and Corporate Expenses

General and corporate expenses decreased 17% in Fiscal 2004 to $3,648,781 (2003: $4,381,555; 2002: $3,793,849). The decrease in Fiscal 2004 is primarily due to reduced personnel costs and reduced legal and contract services.  Personnel costs represent 69% (2003: 63%; 2002: 50%) of general and corporate expenses and have decreased 8% to $2,530,932 in Fiscal 2004 (2003: $2,751,897; 2002: $1,903,566) primarily due to reduced executive relocation costs in Fiscal 2004.  The 45% increase in Fiscal 2003 as compared to Fiscal 2002 was due to the addition of two members to the senior management team in Operations and Corporate Development; two new positions added in Business Development and Finance; and the introduction of a new results-based compensation program.  A reduction in legal costs of $156,156 in Fiscal 2004 as compared to Fiscal 2003 is due to lower legal costs for partnering activities in Fiscal 2004 and legal costs in Fiscal 2003 related to successfully defending a claim brought by the Company’s former President and CEO.

Capital Asset Expenditures and Amortization

Capital asset expenditures in Fiscal 2004 were $330,699 (2003: $267,220; 2002: $437,628) including $175,883 in lab equipment acquired through a capital lease. Amortization expense in Fiscal 2004 for capital assets was $347,368 (2003: $452,629; 2002: $430,003). The 23% decrease in Fiscal 2004 amortization expense for capital assets compared to Fiscal 2003 is primarily due to leasehold improvements being substantially amortized at the end of Fiscal 2003.

Intangible Asset Expenditures, Write-downs and Amortization

Intangible assets at April 30, 2004 are primarily capitalized technology license, acquired technology and patent costs for the Company’s cationic peptide, lipopeptide, celgosivir, HCV and HBV programs. The carrying value of these intangible assets does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these intangible assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties.

Technology license costs capitalized in Fiscal 2004 were $189,015 (2003: $713,837; 2002: $84,500) relating to the license agreement with Virogen for celgosivir.  Technology license costs capitalized in Fiscal 2003 reflect the Hybridon license for the MBI-1121 HPV program.

Acquired technology capitalized in Fiscal 2004 was $nil (2003: $1,960,289; 2002: $nil).  Acquired technology capitalized in Fiscal 2003 includes the Intrabiotics/BioSource and Origenix transactions.

Patent applications capitalized in Fiscal 2004 were $400,260 (2003: $645,971; 2002: $267,143). The decrease in Fiscal 2004 is due to increased scrutiny over patent costs, a stronger Canadian dollar compared to Fiscal 2003 (patent fees are incurred in US dollars) and Fiscal 2003 patent activity being high due to the Intrabiotics/BioSource and Origenix technologies acquired during Fiscal 2003.

Trademarks capitalized during Fiscal 2004, 2003 and 2002 were nominal.

Pursuant to quarterly reviews of the carrying value of intangible assets, during Fiscal 2004 the Company determined that write-downs were appropriate in respect of the HCV replication assay and the MBI-1121 HPV oligonucleotide programs (see “Other Research and Development Programs” and Clinical Development Programs – MBI-1121: Treatment of HPV Infections”) -- these write-downs resulted in a $1,069,170 charge to operations. In Fiscal 2003, the Company determined that write-downs in the carrying values were appropriate in respect of the polyene program, non - core cationic peptide patent costs and miscellaneous non - core patents acquired as part of the Origenix transaction – these write-downs resulted in a $689,542 charge to operations.  Similar reviews in Fiscal 2002 resulted in a $1,129,782 charge to operations in respect of patent costs and the Harbor-UCLA Research and Education Institute technology license.

Amortization expense in Fiscal 2004 for intangible assets was $378,271 (2003: $316,297; 2002: $268,513).

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of the Company’s cash balances in high-grade liquid financial instruments with varying terms to maturity (not exceeding three years), selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates; and (2) foreign exchange gains/losses on the Company’s United States (“US”) denominated cash and cash equivalents, amounts receivable and accounts payable balances.

Interest income for Fiscal 2004 was $602,164 (2003: $996,874; 2002: $2,136,591. The decreases in Fiscal 2004 and Fiscal 2003 interest income resulted from lower average rates of return (2004: 2.8%; 2003: 3.1%; 2002: 4.4%) and lower average cash, cash equivalent and short-term investment balances. At April 30, 2004, MIGENIX had $21,718,446 (2003: $25,603,979; 2002: $39,887,854) in cash, cash equivalents and short-term investments.

The Company incurred a foreign exchange loss of $220,690 (2003: $354,557; 2002: $103,569) in Fiscal 2004. MIGENIX earns its research and collaboration revenue in US dollars and also purchases a significant amount of its goods and services in US dollars.  During Fiscal 2004 the Canadian dollar strengthened against the US dollar by a factor of approximately 4%.  Although the stronger Canadian dollar resulted in a foreign exchange loss the Company’s US dollar denominated expenditures (particularly clinical program development costs) are costing less with the stronger Canadian dollar. The Company’s exposure to foreign exchange losses has decreased with the decrease in US dollar denominated expenditures and working capital items, however this is expected to be temporary as new licensing agreements are entered into and new clinical trials are initiated.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary quarterly financial data for the fiscal years ended April 30, 2004 and April 30, 2003:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30 (“Q4”)	January 31 (“Q3”)	October 31 (“Q2”)	July 31 (“Q1”)
Year ended April 30, 2004 (“Fiscal 2004”)(1)
Revenue	$ -	$926	$654	$1,392
Operating Loss	$ (3,954)	$(1,871)	$(3,535)	$(3,240)
Net Loss	$ (3,816)	$(1,737)	$(3,512)	$(3,154)
Basic and diluted loss per common share	$ (0.07)	$(0.04)	$(0.08)	$(0.07)
Weighted average number of common shares outstanding	51,384	46,691	46,691	46,566
Year ended April 30, 2003 (“Fiscal 2003”)
Revenue	$ 1,842	$2,727	$2,295	$1,767
Operating Loss	$ (4,324)	$(4,034)	$(2,722)	$(1,912)
Net Loss	$ (4,406)	$(3,972)	$(2,514)	$(1,458)
Basic and diluted loss per common share	$ (0.10)	$(0.09)	$(0.07)	$(0.04)
Weighted average number of common shares outstanding	46,312	43,569	38,335	38,287

(1) The Operating Loss, Net Loss and Basic and diluted loss per common share figures for Q1, Q2 and Q3 of Fiscal 2004 have been adjusted from those previously reported to reflect the Company’s adoption of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (see “Changes in Accounting Policies - Stock-Based Compensation”).

For discussion of the Company’s revenues see “Revenues” and for discussion of the Company’s losses see “Results of Operations”. The primary factors affecting the magnitude of the Company’s operating losses and net losses has been clinical program development costs not funded by a partner, the Company’s management of cash resources including what clinical program development work is to be initiated without partner funding and write-downs in intangible assets. The MBI-594AN Phase IIb trial initiated in Q3 Fiscal 2003 (see “Operating Expenses – Research and Development Expenses”) was not funded by a partner and the study was completed in Q2 Fiscal 2004. The operating loss and net loss in Q3 Fiscal 2004 were significantly lower than previous quarters as a result of additional licensing revenue being recorded following the termination of the MBI-226 License Agreement (see “Revenues”) and no active clinical trials. The operating loss and net loss in Q4 Fiscal 2003, Q2 Fiscal 2004 and Q4 Fiscal 2004 include intangible asset write-downs of approximately, $0.7 million, $0.2 million and $0.9 million respectively (see “Intangible Asset Expenditures, Write-Downs and Amortization”).

Liquidity and Capital Resources

At April 30, 2004 the Company’s net working capital was $19,058,787 (2003: $25,200,011; 2002: $32,973,251), a decrease of $6,141,224 from April 30, 2003.  This decrease is primarily attributable to the Fiscal 2004 loss, less the net proceeds received from the March 2004 private placement (see below).  At April 30, 2004, $574,619 (US$418,788) (2003: $4,297,798; US$2,998,324) of the net working capital balance was denominated in US dollars.  These net US dollar denominated funds are used to fund the Company’s ongoing US dollar denominated expenditures (primarily clinical program development costs).

MIGENIX has financed its operations primarily through the sale of equity securities and through July 31, 2004, the Company has raised approximately $106 million in net proceeds. In March 2004 the Company completed a 6,750,000 unit private placement, at a price of $1.00 per unit for gross proceeds of $6,750,000 (net proceeds of $6,032,065) with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter of the private placement for the purchase of 506,250 common shares at a price of $1.00 per common share.  Licensing and collaboration revenues have also been an important source of funding for the Company with $13.7 million earned to date (April 30, 2004: $11.6 million).

At July 31, 2004 the Company’s net working capital was $15.8 million, a decrease of $3.3 million from April 30, 2004.  This decrease is primarily attributable to the loss for the three months ended July 31, 2004.  In August 2004 the Company received an additional $2.4 million as part of the collaboration and license agreement with Strata Pharmaceuticals (see “Clinical Development Programs: MBI-226: Prevention of Catheter-Related Infections”).

MIGENIX reviews its funding options on a regular basis and intends to seek additional equity and non-equity funding as required. Over the past two years MIGENIX has had sufficient cash to meet its short-term and medium-term objectives, raising only small amounts through equity financings. Over the next twelve months and beyond, to support the Company’s growth, MIGENIX expects its ability to pursue larger advantageous financings to improve as it continues to execute its strategy and to meet milestones.

During Fiscal 2003 and Fiscal 2004 the Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates.  The preferred shares provide the Company with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to the Company, to pay consideration in the future in cash and/or common shares (at the Company’s option) based on the achievement of pre-determined product development milestones and to price any common shares issued upon conversion of the preferred shares at the time the milestones are achieved. MIGENIX anticipates that it will continue to use preferred shares in this manner in the future. In Fiscal 2004, MIGENIX issued 4,100,000 Series D preferred shares in conjunction with the Virogen license (see “Clinical Development Programs - MBI-3253: Treatment of HCV Chronic Infections” and 100,000 of the Series D preferred shares were converted into 190,803 common shares during Fiscal 2004. In Fiscal 2003 MIGENIX issued 750,000 Series A preferred shares, 1,000,000 Series B preferred shares and 5,500,000 Series C preferred shares in conjunction with the Intrabiotics/BioSource (lipopeptide and polyene programs) acquisition and the Hybridon license (oligonucleotide MBI-1121 HPV program).  During Fiscal 2003, the Company redeemed 400,000 of the Series A preferred shares by paying US$400,000 and converted 250,000 of the Series C preferred shares into 379,139 common shares. On August 31, 2004 we issued 4,000,000 Series E preferred shares in conjunction with the acquisition of MitoKor (see “Building the Product Pipeline – Acquisition of MitoKor Inc.”)

The 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares outstanding at September 10, 2004 (April 30, 2004: 10,600,000) represent US$14,600,000 (April 30, 2004: US$10.6 million) in potential future milestone payments in the lipopeptide (US$675,000), polyene (US$675,000), oligonucleotide (US$5,250,000), celgosivir and MitoKor (US$4,000,000) programs.  These preferred shares are to be redeemed or converted from time to time upon the achievement of specified drug development or other milestones in the respective programs. During the next 12 months the Company estimates that up to 325,000 preferred shares (US$325,000) could become convertible or redeemable pursuant to these milestones. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash.

In addition to the milestone payments associated with the Company’s preferred shares the Company may in the future pursuant to license and acquisition agreements have to pay the following in respect of the lipopeptide, polyene, oligonucleotide and celgosivir programs: (i) up to additional US$3 million cash if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

As at September 10, 2004, there are:

  60,828,376 (April 30, 2004: 54,820,901) common shares outstanding;

  14,600,000 (April 30, 2004: 10,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares.

  stock options outstanding for the purchase of 4,181,425 (April 30, 2004: 3,895,475) common shares at an average exercise price per common share of $1.52 (April 30, 2004: $1.57);

  warrants outstanding for the purchase of 5,851,664 (April 30, 2004: 5,851,664) common shares at an average exercise price per common share of $1.56 of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

  warrants outstanding for the purchase of 128,862 (April 30, 2004: nil) common shares at an average exercise price per common share of US$13.53.

Tabular Disclosure of Contractual Obligations

As at April 30, 2004, we had the following contractual obligations and commitments (1):

Contractual Obligations (1) Payments due by period (Expressed in thousands of Canadian dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	137	66	71	-	-
Operating Leases	456	438	18	-	-
Purchase Obligations (2)	1,278	1,278	-	-	-
Total Contractual Obligations	1,871	1,782	89	-	-

(1)

Excludes contingent milestone and royalty obligations pursuant to the Company’s preferred shares and under license and acquisition agreements as described in “Liquidity and Capital Resources”.

(2)

Represents obligations under research, manufacturing, and service agreements

Off - Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors..

Research and Development, Patents and Licenses, Etc

We currently do not have any products approved for sale and our operations consist principally of research and development activities necessary to advance selected drug candidates through the development and approval process.  As disclosed in Note 2 to the financial statements (See “Item 17. Financial Statements), we expense all research costs in the year incurred and development costs are expensed in the year incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization.  See “Critical Accounting Policies – Research and Development Costs”.  No costs have been deferred to date for any of our development programs.  In Fiscal 2004 we spent $10,128,220 (2003: $15,783,294; 2002: $16,321,779) on research and development activities.

Patents are initially recorded at cost and comprise costs associated with the preparation, filing and obtaining of patents.  Technology license costs are initially recorded based on the fair value of consideration paid.  See “Critical Accounting Policies – Intangible Assets”.

TREND INFORMATION

MIGENIX currently has no product revenues and current revenues are derived from collaboration and license agreements (see “Revenues” and “Liquidity and Capital Resources”). The Company’s business strategy is to commercialize drug candidates through strategic alliances. MIGENIX anticipates that its sources of revenues for Fiscal 2005 and Fiscal 2006 will consist of license fees, research and development collaboration revenues and potential milestone payments pursuant to collaboration and licensing arrangements (see “Business Overview” and “”Development and Commercialization Partnerships” contained in “Item 4. Information on the Company”. Losses are expected to continue for the next several years as the Company seeks to build the value of its drug candidates and technologies through its research, development and commercialization strategies.

The Company is seeking a development partner for MBI-594AN (see “Clinical Development Programs - MBI-594AN: Treatment of Acne”) to generate cash and revenue for the Company including funding the further development of MBI-594AN. Discussions continue for the out-licensing of MBI-594AN and MIGENIX is targeting to complete an agreement before the end of calendar 2004. Without additional funding and/or a partner to fund the further development of MBI-594AN, MIGENIX may need to continue to delay initiation of certain MBI-594AN development activities (see “Clinical Development Programs – MBI-594AN: Treatment of Acne). Failure to partner and/or unexpected developments with the FDA could result in termination of the MBI-594AN program. If the Company is not successful in out-licensing the MBI-594AN program, terminates the program and/or determines that the carrying value of the program should be written down, this would not have a significant impact on operating results.

As part of the Company’s long-term strategy to build value and a sustainable business model, MIGENIX on an ongoing basis investigates in-licensing and/or acquisition opportunities in the biotechnology industry to expand its product pipeline with solid technology and product opportunities. In the past two and one-half years five in-licensing and acquisition transactions have been completed (including the MitoKor acquisition completed August 31, 2004) involving upfront cash and/or equity, future cash and/or equity payments based upon achievement of product development milestones and royalties upon product sales and/or sublicensing revenues. The Company’s intent is to complete additional in-licensing and acquisition transactions in the future.

MIGENIX believes that its funds on hand at July 31, 2004, together with the up-front license fee and equity investment received in August 2004 from the license agreement with Strata (see “MBI-226: Prevention of Catheter-Related Infections”), approximately $0.5 million in cash net of payables from the MitoKor acquisition (see “Building the Product Pipeline – Acquisition of MitoKor, Inc.”), cost management efforts and expected interest income, should be sufficient for its operating and capital needs for approximately the next 18 to 21 months.  Our target annual burn rate for Fiscal 2005 is between $11 million and $13 million after taking into consideration the recent acquisition of MitoKor. To meet this target burn rate MIGENIX may need to delay certain planned development activities, may sell or out-license certain development programs, and/or reduce other expenditures. The Company’s cash flows and funding needs may vary, depending upon a number of factors, including collaborative and licensing arrangements with third parties including those anticipated for MBI-594AN, the breadth and progress of the Company’s research and development programs and future decisions in respect thereof, the costs associated with clinical studies and the regulatory process, the achievement or non-achievement of product development milestones, the in-licensing or acquisition of additional products and/or technologies for development, the possibility of unanticipated costs and expenses, technological and market developments and the costs of obtaining and enforcing patent claims. In the future, MIGENIX will need to raise additional funds in support of its operations.

No product candidates being developed by MIGENIX have been approved to be marketed commercially. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name of each director and member of senior management and their present position with the Company as of September 16, 2004:

Name	Age	Position with the Company
David Scott	69	Chairman and Director(2)(3)
James M. DeMesa, M.D.	46	President & CEO, Director
Michael J. Abrams, Ph.D.	48	Director(3)
Alistair Duncan Jr., BSc., CA	44	Director(1)
Steven Gillis, Ph.D.	51	Director(2)
Colin R. Mallet	61	Director(1)(3)
Walter H. Moos, Ph.D.	50	Director and Consultant
Robert W. Rieder	58	Director(1)(2)
R. Hector MacKay-Dunn	52	Corporate Secretary
Jacob J. Clement, Ph.D.	60	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
Nancy S. Coulson	60	Senior Vice President, Product Development(4)
William D. Milligan	51	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
Arthur J. Ayres, CA	46	Vice President Finance, Chief Financial Officer (CFO)
K. David Campagnari	43	Vice President, Operations
C. Robert Cory, Ph.D.	49	Vice President, Business Development
Richard Coulson, Ph.D.	61	Vice President, Technology Development(4)
H. David Friedland, M.D.	44	Vice President, Clinical & Medical Affairs
A. Neil Howell, Ph.D.	58	Vice President, Research (San Diego)

(1)

Member of the Company’s Audit Committee

(2)

Member of the Company’s Compensation Committee

(3)

Member of the Company’s Corporate Governance & Nominating Committee

(4)

Nancy Coulson and Richard Coulson are related (married).

There are no family relationships between any of the directors and senior management other than Nancy and Richard Coulson who are married.  Walter Moos was appointed as a director of the Company as part of our acquisition of MitoKor Inc. This obligation to the former shareholders and certain creditors of MitoKor (the “MitoKor Stakeholders”) provides them the right till August 31, 2007 to designate one nominee for election to the Company’s Board of Directors. The Company has the right to review and approve any individual proposed by the MitoKor Stakeholders, such approval not to be unreasonably withheld or delayed. There are no other arrangements or understandings between any director, member of senior management or any other person pursuant to which any director or member of senior management was elected or appointed.

The senior officers (CEO, CBO, CFO, CSO, Corporate Secretary) are appointed annually by the directors following the Company’s Annual General Meeting and serve until the earlier of their resignation or removal with or without cause by the directors.

Set out below are profiles of the directors and senior management of the Company:

David Scott, MBA, Chairman of the Board and Director.  David Scott, MBA, of Vancouver, Canada, has served on the board of MIGENIX since September 2000 and has been Chairman since September 2001.  A graduate the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual fund management company.  Scott is the former Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund.  He is Chairman and Director of AnorMED Inc. and a board member of VSM MedTech Ltd., TIR Systems Ltd., Earthworks Industries Inc. and Clarington Funds Inc.  He was a Founding Director of the Academy of Chief Executives of Technology Companies.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development.  Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. (“GenSci”), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. He attended the University of South Florida where he received his bachelors degree in chemistry and his graduate M.D. and MBA degrees.

Michael J. Abrams, Ph.D., Director. Michael Abrams, of Custer, Washington, USA, has served on the Board of Directors of MIGENIX since July 2003. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996 Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. He is an inventor on the patents that led to the development of the DuPont technetium-99m heart imaging agent, Cardiolite® and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the Boards of an early stage technology company, a technology investment fund, and the British Columbia Biotechnology Association. He is also an Adjunct Professor at the University of British Columbia.

Alistair Duncan Jr., BSc., CA, Director. Alistair Duncan of Vancouver, Canada was elected to the Board of Directors of MIGENIX on September 8, 2004. Mr. Duncan co-founded Chromos Molecular Systems

Inc. in 1996 and served as the Company's Vice-President Finance, then Chief Operating Officer and in July 1999, Mr. Duncan was appointed President and CEO. Prior to joining Chromos, Mr. Duncan was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group. Mr. Duncan serves as Chair for the Board of Directors of the Michael Smith Foundation for Health Research and the BC Technology Industry Association, and as director (Past Chair) of the BC Research Institute for Children's & Women's Health.  Mr. Duncan is a Chartered Accountant and received a B.Sc. degree in Biochemistry from the University of British Columbia.

Steven Gillis, Ph.D., Director.  Steven Gillis of Seattle, Washington, USA, has served on the Board of Directors of MIGENIX since August 1996.  He co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, later acquired by Amgen.  From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman of the Board, Chief Scientific Officer and  Executive Vice President and Director of Research and Development.  Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand.

Colin R. Mallet, BA, Director.  Colin R. Mallet, of Vancouver, Canada, has served on the Board of Directors of MIGENIX since December 1995. He has worked in senior executive positions in the pharmaceutical industry in Canada, the United Kingdom, Switzerland, Sweden and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies. He is currently a Director of three other pharmaceutical companies, AnorMED Inc., Axcan Pharma Inc., and Methylgene Inc., and is Chair of the Corporate Governance Committees for all of these companies. Mr. Mallet has a B.A. degree from Cambridge University.

Walter H. Moos, Ph.D., Director. Walter Moos of Oakland, California, USA, joined the Board of Directors of MIGENIX on August 31, 2004 following the Company’s acquisition of MitoKor Inc. Dr. Moos is also a consultant to the Company working with the Company on the integration and management of MitoKor and also serves as the Shareholder Representative for the former MitoKor shareholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor. Dr. Moos was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was with Chiron Corp., where he was an executive officer, and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Alnis BioSciences, Inc., Anterion Therapeutics, Oncologic, Inc., Rigel Pharmaceuticals, Inc., and the Keystone Symposia, and has previously served on the boards of Axiom Biotechnologies, the Biotechnology Industry Organization, CMPS, Mimotopes, and Onyx. He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners.  Dr. Moos has edited several books, helped to found multiple journals, and has published over 100 manuscripts and patents. In addition, he has held adjunct faculty positions at the Univ. of Michigan, Ann Arbor, and since 1992 at the Univ. of Calif., San Francisco, and currently serves on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard Univ. and received his Ph.D. in chemistry from the Univ. of Calif., Berkeley, in 1982.

Robert W. Rieder, MBA, Director.  Robert Rieder of Vancouver, Canada, has served on the Board of Directors of MIGENIX since October 1994. Mr. Rieder has been President & CEO of Cardiome Pharma Corp. since April 1998.  In that time, Cardiome has raised more than $90 million, and has moved first to the TSX, then to the NASDAQ national market.  Under his leadership, Cardiome has completed a successful M&A transaction, executed a marketing partnership with Fujisawa Healthcare Inc., and taken the Company’s lead molecule into phase 3 clinical studies.  Mr. Rieder has extensive experience in venture capital investing and in operational management. He was Vice-President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp, and has served as a director for nine public and private technology companies.  Mr. Rieder was Chief Operating Officer for DBA Telecom Inc., and CEO for Synapse Technologies Inc.  Mr. Rieder received his undergraduate degree in Chemical Engineering from the University of British Columbia, and his M.B.A. from the University of Western Ontario.

R. Hector MacKay-Dunn, QC, BA, LL.B, Corporate Secretary.  Hector MacKay-Dunn was appointed Corporate Secretary on September 23, 1997.  Mr. MacKay-Dunn is a senior partner at the law firm of Farris, which was appointed corporate counsel for the Company in 1995, with Hector the partner in charge.  Mr. MacKay-Dunn has over 25 years of practice experience in corporate and complex domestic and international mergers, acquisitions and commercial transactions.  His client list includes many leading technology and life sciences companies in Canada.  Mr. MacKay-Dunn is recognized with the highest ranking (AV) for professional excellence Martindale Hubbell (an international peer-based rating organization for lawyers and law firms).  Mr. MacKay-Dunn is also recognized by LEXPERT and American Lawyer Media (2004) as one of the Leading Lawyers in Canada, the sole British Columbia practitioner, named in the field of Technology and Biotechnology.  Mr. MacKay-Dunn has served as director and corporate secretary for a number of public and private corporations and is Co-Chair of the BC Innovation Council and a director of Genome British Columbia, B.C. Leading Edge Endowment Fund and Cantest Ltd.  Mr. MacKay-Dunn is also a member of the Business in Vancouver Editorial Advisory Board and the Simon Fraser University Biotech Advisory Council.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer.  Dr. Clement joined MIGENIX in August 2002. In his role, Dr. Clement leads the R&D function at MIGENIX, with a focus on accelerating research and preclinical development, and expanding the Company’s pipeline.  Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to MIGENIX, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.  Dr. Clement has a Ph.D and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary’s University.

Nancy S. Coulson, B.Sc., MBA, Senior Vice President, Product Development. Ms. Coulson joined MIGENIX in February 2002. Prior to joining MIGENIX, she was Vice President Regulatory & Quality Affairs at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Ms. Coulson was Director, Worldwide Clinical & Regulatory Affairs for a division of American Home Products (now Wyeth). She also held various regulatory affairs management positions over four years at Bausch & Lomb. Prior to that, she was with Bristol Myers Squibb for six years where she was Manager, Human Resources and a Research Scientist.  Ms. Coulson holds a B.S. in Chemistry from LeMoyne College and an MBA from Chapman College.

 William D. Milligan, B.Sc., Senior Vice President, Corporate Development & CBO.  Mr. Milligan joined MIGENIX in April 2002. Prior to joining MIGENIX Mr. Milligan was President & CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

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

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined MIGENIX in June 2002. Prior to joining MIGENIX, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined MIGENIX in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001.   He has over 10 years of experience in both technical and managerial positions in biotechnology and health science.   Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics.   In addition to managing MIGENIX’s intellectual property portfolio, Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

Richard Coulson, Ph.D., Vice President, Technology Development. Prior to joining MIGENIX in February 2002, Dr. Coulson was Vice President, Research at GenSci Orthobiologics of Irvine, CA. During that time he was also an Associate Professor in the Department of Medicine at the University of California (Irvine) with a research program focused on developing novel products based on the nitric oxide signaling platform. Prior to that, he received a Research Career Development Award from the NIH and held various research and teaching positions, including Associate Professor of Pharmacology at SUNY Health Science Center at Syracuse NY, Assistant Professor of Medicine at the University of South Florida, and Professor of Natural Sciences at St. Petersburg Junior College, St. Petersburg, FL. Dr. Coulson holds a B.Sc. in Biochemistry (Honours) and a Ph.D. in Biochemistry from the University of Manchester Institute of Science and Technology and the University of London, respectively.

H. David Friedland, M.D., Vice President, Clinical & Medical Affairs.  Dr. Friedland joined MIGENIX in January 1997 as Head, Preclinical Research.  He was appointed Director, Clinical Development in October 1999, Vice President, Clinical Development in April 2001 and Vice President, Clinical & Medical Affairs in April 2003.  After receiving his M.D., Dr. Friedland specialized in Medical Microbiology and received his Master of Medicine (MMED) from the University of the Witwatersrand, South Africa.   He has 10 years of experience in clinical medicine, specializing in infectious disease.  Dr. Friedland directs MIGENIX’s clinical trial programs including interacting with the FDA and overseeing the external organizations that conduct clinical studies for MIGENIX.

A. Neil Howell, Ph.D., VP, Research (San Diego). Dr. Howell joined MIGENIX in August 2004 as part of the acquisition of MitoKor, Inc. Prior to becoming Vice President of Research at MitoKor in 2000, he was a tenured Professor in the Department of Radiation Oncology, University of Texas Medical Branch at Galveston, where he continues to serve as an Adjunct Professor. Previously, he held several professorial positions at the University of Texas Medical Branch in Galveston and at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical a neurobiological basis of mitochondrial diseases. Recently, this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 120 manuscripts in peer-reviewed journals and was a member of grant review committees at both the National Institutes of Health and the National Science Foundation. Dr. Howell holds a BA from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

Compensation

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2004 were the Chief Executive Officer; the Chief Financial Officer and each of the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2004:

Name	Annual Compensation		All Other Compensation (Cdn$)	Options Granted
	Salary/Fees (Cdn$)	Bonus(1) & Other Annual Compensation (Cdn$)		Number	Exercise Price (Cdn$)	Expiry Date(7)
James DeMesa President and Chief Executive Officer	$440,000(1)	$147,342	$Nil	35,000(2)	$1.79	8,750 June 1, 2008 8,750 June 1, 2009 8,750 June 1, 2010 8,750 June 1, 2011
Arthur J. Ayres Vice President, Finance and Chief Financial Officer	$175,000(1)	$19,500	$Nil	15,000(2)	$1.79	3,750 June 1, 2008 3,750 June 1, 2009 3,750 June 1, 2010 3,750 June 1, 2011
Jacob J. Clement Senior Vice President, Science & Technology and Chief Science Officer	$330,000(1)	$40,856	$3,400(3)	13,500(2)	$1.79	3,375 June 1, 2008 3,375 June 1, 2009 3,375 June 1, 2010 3,375 June 1, 2011
Nancy Coulson Senior Vice President, Product Development	$225,000(1)	$24,341	$1,488(3)	21,000(2)	$1.79	5,250 June 1, 2008 5,250 June 1, 2009 5,250 June 1, 2010 5,250 June 1, 2011
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	$225,000(1)	$25,889	$16,500(3)	15,000(2)	$1.79	3,750 June 1, 2008 3,750 June 1, 2009 3,750 June 1, 2010 3,750 June 1, 2011

(1)

Effective September 1, 2003, each of these executives volunteered to participate in a 10% deferral of their earned salary as part of the Company’s cash management program.  The following amounts have been held back and recorded as a liability by the Company as at April 30, 2004: James DeMesa - $29,333; Arthur Ayres - $11,667; Jacob Clement - $22,000; Nancy Coulson - $15,000; William Milligan - $15,000.

(2)

Options in respect of the financial year ended April 30, 2004 were awarded on June 14, 2004 and are not included herein.  The following options were granted to the Named Executive Officers on June 14, 2004: James DeMesa – 52,500; Arthur Ayres – 15,000; Jacob Clement – 18,000; Nancy Coulson – 21,000; William Milligan – 15,000.  Options granted to the Named Executive Officers were made pursuant to the Company’s 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

(3)

Amount relates to relocation costs for the period.

Executive Compensation Policies and Programs

The objectives of the Company’s compensation policies and programs for executive officers are to:

(a)

motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b)

recruit and retain executive officers of a high calibre; and

(c)

align the interests of the executive officers with the interests of members and the intermediate and long term objectives of the Company.

The Company’s compensation policies and programs for executive officers currently consist of a base salary, results compensation in the form of a bonus, stock options, benefit programs generally available to all employees of the Company and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive’s performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis. The components of the compensation program are primarily annually incentive based with the exception of stock options which are longer term incentive based.  The emphasis of the results compensation program has been designed to focus and reward executive officers and other employees on the achievement of annual corporate objectives which are, in turn, intended to lead to the achievement of longer term goals.

The Company’s results compensation (i.e. performance bonus) program for the financial year ended April 30, 2004, which was generally applicable to all employees of the Company, was based on the achievement of corporate objectives, the achievement of individual/functional objectives, the results of a formal performance review process, and the Company’s stock performance during the fiscal year.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives.  Individual/functional objectives are also established annually for the Chief Executive Officer and the other executive officers.

For the financial year ended April 30, 2004, the potential results compensation for the Chief Executive Officer under his Employment Agreement was 50% of base salary (43% based on corporate objectives and 7% based on individual objectives) and for the other executive officers was 30% of base salary (20% based on corporate objectives and 10% based on individual objectives).  The amount of the results compensation for the achievement of corporate objectives can be increased or decreased by up to 20% thereof based on the increase or decrease in the price of the Company’s Common Shares over the financial year.  The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, executive officers and the total payouts pursuant to the results compensation program.

The Compensation Committee has recently approved a change to the results compensation program applicable to all executive officers and employees which is effective for the financial year ending April 30, 2005.  The overall principle of rewarding results has not changed, however, the focus has been placed on the achievement of overall corporate results, therefore, individual objectives and the formal performance review have been removed from the calculation of results compensation.  The individual objectives setting process and the formal performance review process will continue and will be used as tools for measuring employee performance when determining promotions and base salary compensation reviews.

Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Options are exercisable for a period of five years from the date of vesting.  Option grants for all employees, including executive officers, are reviewed on an annual basis.  In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information.  Additionally, the number of corporate objectives achieved during the year and the result of the employee’s performance review factor into the amount of the annual option grant to each employee.

We do not have any pension, retirement or similar benefits and therefore no amounts are set aside for such benefits.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2004, Dr. DeMesa’s compensation includes a base salary, results compensation (i.e. performance bonus) based on the achievement of corporate and individual objectives as well as the Company’s stock performance during the fiscal year, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa’s compensation annually considering his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Specifically, the Compensation Committee considers the following when reviewing Dr. DeMesa’s compensation:

  compensation of Chief Executive Officers of other Canadian public biotech companies collected by the Company;

  survey results for Chief Executive Officers of other Canadian biotech companies; and

  survey results for Chief Executive Officers of U.S. biotech companies adjusted for foreign currency and tax rate differences.

Dr. DeMesa’s performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa’s base salary was set at $440,000 per year effective May 1, 2003.  Effective September 1, 2003, Dr. DeMesa volunteered to initiate and participate in a 10% deferral of his base salary as part of a corporate cash management program. Dr. DeMesa’s base salary is reviewed by the Compensation Committee on an annual basis following the end of the Company’s fiscal year. No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2004 following a review by the Compensation Committee as of April 30, 2004.  The 10% base salary deferral currently remains in effect.

Cash Incentive Compensation

For the financial year ended April 30, 2004 the Compensation Committee determined that 56% (4.5 out of 8) of the corporate objectives and 67% (2 out of 3) of Dr. DeMesa’s individual objectives were achieved.  In addition, the Company’s share price increased by 15% during the financial year ended April 30, 2004 and thus under the Company’s results compensation program the corporate objective component was increased by 2% (out of a maximum of 20%) to reflect this increase in the Company’s Common Share price.  Approximately 84% of Dr. DeMesa’s results compensation for the financial year ended April 30, 2004 relates to the achievement of corporate objectives, including the share price component and 16% relates to the achievement of individual objectives.

Stock Options

On June 2, 2003, the Company and Dr. DeMesa entered into an amendment to Dr. DeMesa’s employment agreement to align the option grant methodology with the methodology adopted for all employees for the financial year ended April 30, 2003, that changed: (i) the basis of option grants to Dr. DeMesa from 75,000 annually to a results-based method that reflects the percentage of corporate objectives achieved and the Company’s formal performance review process and (ii) the vesting provisions to 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.  Pursuant to these amendments, Dr. DeMesa was granted an option on June 2, 2003 in respect of the period October 1, 2002 to April 30, 2003, to purchase 35,000 Common Shares at $1.79 per Common Share with 8,750 options vesting immediately and 8,750 options vesting on each of June 2, 2004, June 2, 2005 and June 2, 2006.  As part of Dr. DeMesa’s compensation for the financial year ended April 30, 2004, Dr. DeMesa was granted an option on June 14, 2004, to purchase 52,500 Common Shares at $1.20 per Common Share with 13,125 options vesting immediately and 13,125 options vesting on each of June 14, 2005, June 14, 2006 and June

14, 2007.

Compensation of Directors

Cash Compensation

Directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Alistair Duncan, Steven Gillis, Colin Mallet and Robert Rieder are currently compensated on the preceding basis.  Michael Abrams is eligible for the retainer and meeting fees as described above, however he has elected not to receive any cash compensation at this time.  It is also anticipated that Walter Moos will be paid the retainer and meeting fees as described above after an initial six month term (see below). David Scott is paid a fixed fee of $1,667 per month for his services as a director and an additional $6,667 per month in his capacity as Chairman of the Company.  Effective September 1, 2003, Mr. Scott participated, along with senior executives of the Company, in a 10% compensation deferral as part of the Company’s cash management program.  Total fees to the non-executive directors for the year ended April 30, 2004 were $183,000.

Pursuant to a consulting agreement Dr. Moos will be compensated at a rate of US$12,500 per month for an initial six month term commencing September 1, 2004 (the “Initial Six Month Term”) and will be eligible for a bonus based on the achievement of certain milestones.  After the Initial Six Month Term, it is anticipated that Dr. Moos will then be compensated at the rate of US$200 per consulting hour and would then receive the non-executive director compensation described above.

Equity Compensation

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to those of the shareholders.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company’s Annual General Meeting. Options granted to Directors are priced at market in accordance with the terms of the Company’s incentive stock option plans, vest upon grant and are exercisable for a term of five years.  David Scott, Michael Abrams, Alistair Duncan, Steven Gillis, Colin Mallet and Robert Rieder are currently compensated on the preceding basis.  Walter Moos was granted an option to purchase 250,000 common shares on the date of the Definitive Agreement to acquire MitoKor, Inc. (before becoming a director of the Company) of which 150,000 vest over three years commencing August 31, 2004 and the remaining 100,000 vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon re-election to the board for non-executive directors (as described above) after August 31, 2007.

On September 12, 2002, the Compensation Committee and the Board approved an amendment to the Company’s 2000 Incentive Stock Option Plan which placed a limit on the aggregate number of options held at any one time by the Company’s non-management directors.  As a result, the Common Shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the total issued and outstanding Common Shares.

The Company granted the following options to purchase common shares of the Company to directors who were not executive officers of the Company during the financial year ended April 30, 2004:

  37,500 at an exercise price of $0.55, expiring September 8, 2008

  40,000 at an exercise price of $1.47, expiring July 1, 2008

Board Practices

Directors are elected annually at the annual meeting of shareholders and hold office until the next annual meeting or until a successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company (the “Articles”) or a director becomes disqualified to act as a director pursuant to the Corporations Act (British Columbia).  The Board believes that its optimal size is eight directors. The Articles and the British Columbia Corporations Act entitle our board of directors to appoint up to two additional directors before the next meeting of shareholders is held and the board may use this power to add to the breadth of its experience and expertise.  There are no agreements providing for benefits upon termination of service for any of our board members.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company.  In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues.

In carrying out its mandate the Board holds at least four in person meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company’s business and the opportunities or risks which the Company faces from time to time. The Board held a total of sixteen meetings during the Company’s financial year ended April 30, 2004.  To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, as more particularly discussed below.

Composition and Independence of the Board

Both the TSX Guidelines and the CSA Governance Guidelines emphasize the importance of board member independence.  The TSX Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated” directors.  An “unrelated” director is defined in the TSX Guidelines as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. Similarly, the CSA Governance Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of “independent” directors.  The CSA Governance Guidelines provide that a director is independent if he or she has no direct or indirect material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s board, reasonably interfere with the exercise of a director’s independent judgement. In addition, under the CSA Governance Guidelines individuals are considered to have a material relationship with the Company based on certain criteria.

The Board has determined that of its eight current directors, six are “unrelated” and “independent” directors as defined in the TSX Guidelines and the CSA Governance Guidelines respectively.  The Board considers that, by virtue of the number of unrelated and independent directors, it is independent from management.  As part of each quarterly board meeting, the Board meets without related directors and members of management present.

The TSX Guidelines also recommend that in the circumstances where a corporation has a “significant shareholder” (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) a board of directors should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

At present, the Company is not aware of there being a “significant shareholder” of the Company.

Standing Committees

Audit Committee

The Audit Committee, which held four meetings during the financial year ended April 30, 2004, consists of three members, all of whom are “unrelated” and “independent” directors:  Alistair Duncan, (the chair), Colin Mallet and Robert Rieder, none of whom are involved in the daily operations of the Company.  Mr. Duncan was appointed chair upon his election to the Board following the retirement of Kenneth Galbraith both of which occurred effective September 8, 2004.  The Audit Committee operates under a charter. The Audit Committee, through its adherence to the Audit Committee charter assists the Board in fulfilling its responsibilities for the Company’s accounting and financial reporting practices by:

  reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

  meeting at least quarterly with the Company’s external auditor;

  reviewing the adequacy of the system of internal controls;

  reviewing any relevant accounting and financial matters including reviewing the Company’s public disclosure of information extracted or derived from the Company’s financial statements;

  establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

  pre-approving all non-audit services and recommending the appointment of external auditors; and

  reviewing and approving the Company’s hiring policies regarding personnel of the Company’s present and former external auditor

Compensation Committee

The Compensation Committee, which held three meetings during the financial year ended April 30, 2004, currently consists of three members, all of whom are “unrelated” and “independent” directors:  David Scott (the chair), Steven Gillis and Robert Rieder, none of whom is involved in the daily operations of the Company.  The Compensation Committee has a written mandate under which it operates. The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company’s incentive stock option plans.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which held three meetings during the financial year ended April 30, 2004, currently consists of three members, all of whom are “unrelated” and “independent” directors:  Colin Mallet (the chair), Michael Abrams and David Scott, none of whom is involved in the daily operations of the Company.  The Corporate Governance & Nominating Committee has a written mandate under which it operates. The Corporate Governance & Nominating Committee is responsible for reviewing and making recommendations on the size and composition of the Board and standing committees of the Board, screening potential Board members and in reviewing corporate governance matters.

Employees

As of April 30, 2004, we employed 40 (2003: 55; 2002: 49) persons full time at our Vancouver, British Columbia, Canada location, 37 of whom hold advanced degrees in science, medicine, engineering or business, including 23 who hold Ph.D., M.D. and/or Master degrees.  Of our work force, 20 employees are engaged in or directly support research and development activities, 10 employees are engaged in clinical development and manufacturing activities, and 9 are engaged in business development, finance, human resources, investor relations and information technology activities.  All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

As a result of the acquisition of MitoKor we added 2 full time research and development employees and one part-time administrative person to our workforce. These employees are located in San Diego, California, USA.

None of our employees are governed by a collective bargaining agreement.

SHARE OWNERSHIP

The following table sets forth as of September 16, 2004 the number of common shares, preferred shares and options to purchase common shares beneficially owned by the individuals who served as Directors, Chief Executive Officer and Chief Financial Officer of the Company during the financial year ended April 30, 2004 and the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2004:

Name	Shares Owned		Options to Purchase Common Shares Held
	Number/Class	Percent	Number	Exercise Price	Expiry Date(1)

David Scott	20,000 common	0.03%	25,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
James M. DeMesa	90,900 common	0.15%	1,000,000 75,000 35,000 52,500	$1.59 $0.79 $1.79 $1.20	October 31, 2009 August 31, 2011 June 1, 2011 June 13, 2012
Michael J. Abrams	nil	0.00%	40,000 7,500	$1.47 $0.89	July 1, 2008 September 7, 2009
Alistair Duncan	nil	0.00%	40,000	$0.89	September 7, 2009

Steven Gillis	10,000 common	0.02%	5,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
Colin R. Mallet	20,000 common	0.03%	5,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
Walter Moos	89,455 common 66,000 Series E preferred	0.15% 1.65%	250,000	$1.07	August 31, 2012
Robert W. Rieder	10,000 common	0.02%	5,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
Arthur J. Ayres	50,450 common	0.08%	5,000 25,000 10,000 65,000 15,000 15,000	$4.20 $5.45 $5.28 $0.89 $1.79 $1.20	March 9, 2006 January 26, 2009 January 26, 2010 March 27, 2010 June 1, 2011 June 13, 2012
Jacob Clement	35,000 common	0.06%	300,000 13,500 18,000	$0.92 $1.79 $1.20	August 11, 2010 June 1, 2011 June 13, 2012
Nancy Coulson	21,200 common	0.03%	150,000 21,000 21,000	$0.80 $1.79 $1.20	February 17, 2010 June 1, 2011 June 13, 2012
William D. Milligan	15,100 common	0.02%	200,000 15,000 15,000	$0.85 $1.79 $1.20	March 31, 2010 June 1, 2011 June 13, 2012

(1) Each tranche of the option expires five years after the date vested.  The expiry date in this table is for the expiry date of the last tranche vested.

At September 16, 2004 the number of common shares beneficially owned by directors and senior management as a group (18 persons) was 512,042 representing 0.8% of the common shares then issued and outstanding.

Stock Option Plans

We utilize incentive stock option plans to attract, retain and compensate persons who are important for our growth and success and to ensure that such persons’ interests are aligned with those of shareholders.

Our stock option plans are overseen by the Compensation Committee (the "Committee") and provide for the grant of options to purchase common shares to directors, officers, employees and consultants of the Company, or any of its affiliates.

As a guideline currently set in place by the Committee, options granted to employees and officers vest in four equal instalments commencing on the date of grant over three years.  Options granted to directors who are not executive officers vest upon the date of grant.

A further guideline currently set in place by the Committee is for each instalment of an option to expire five years from the date upon which it vested.  The expiration of any option is accelerated if the optionee's employment or other relationship with us terminates for any reason.

There are currently two option plans pursuant to which the Company has granted options:

2000 Stock Option Plan (the “2000 Stock Option Plan”)

The  2000 Stock Option Plan was adopted on July 31, 2000 and ratified by shareholders at our Annual and Extraordinary General Meeting held on September 7, 2000.  On September 12, 2002, our shareholders approved an increase in the number of common shares that can be issued under the 2000 Stock Option Plan from 2,000,000 to 4,000,000.

No option may be granted under the 2000 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). Grants to United States residents may be in the form of either incentive or nonqualified stock options. Options are generally not transferable under the 2000 Stock Option Plan.

On September 12, 2002, the Compensation Committee and the board approved an amendment to the 2000 Stock Option Plan which placed a limit on the total number of options held at any one time by the Company’s non-management directors.  As a result, the common shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the total issued and outstanding common shares of the Company.

The exercise price of an option granted under the 2000 Stock Option Plan is set by the Committee at the time of grant and may not be less than the average closing price of the common shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. Payment of the exercise price of an option may be made in full by cash, bank draft, certified cheque or other consideration approved by the Committee.

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

As of September 10, 2004, the number of options issued and outstanding under the 2000 Stock Option Plan is 3,142,425.

1996 Stock Option Plan (the “1996 Stock Option Plan”)

The 1996 Stock Option Plan was adopted by us on February 9, 1996 and was ratified by our shareholders on October 24, 1996.  The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the board of directors authorized the resumption of granting of options under the 1996 Stock Option Plan but only to the extent that previously granted options had expired unexercised.  Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526 of which 64,500 have been exercised to September 10, 2004, leaving 1,533,026 common shares that can be issued under the 1996 Stock Option Plan.

No option may be granted under the 1996 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of our issued and outstanding common shares (on a non-diluted basis).

The exercise price of an option granted under the 1996 Stock Option Plan is set by the Committee at the time of grant, based upon the closing price on the Toronto Stock Exchange of our common shares on the last trading day prior to the date of the grant.  Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The 1996 Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

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

As of September 10, 2004, options to purchase a total of 1,039,000 common shares are outstanding under the 1996 Stock Option Plan.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

At the close of business on September 16, 2004, 60,828,376 common shares without par value in the capital stock of the Company were issued and outstanding, each such share carrying the right to one vote.  There are no other classes of voting securities outstanding.

 At the close of business, September 16, 2004, 350,000 Series A Convertible Redeemable Shares (See “Item 4. Information on the Company – Technology Licenses and Research Collaborations – IntraBiotics Pharmaceuticals, Inc.”), 1,000,000 Series B Convertible Redeemable Preferred Shares (See “Item 4. Information on the Company – Technology Licenses and Research Collaborations – BioSource Pharm, Inc.”), 5,250,000 Series C Convertible Redeemable Preferred Shares (See “Item 4. Information on the Company – Technology Licenses and Research Collaborations – Hybridon, Inc.”), 4,000,000 Series D Convertible Redeemable Preferred Shares (See “Item 4. Information on the Company – Technology Licenses and Research Collaborations – Virogen Limited”) and 4,000,000 Series E Convertible Redeemable Preferred Shares (See “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”) are issued and outstanding. See also “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”.

MAJOR SHAREHOLDERS

We are a publicly-owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. We are not owned or controlled, directly or indirectly, by another corporation or any foreign government.

There are no known arrangements, the operation of which, may at a subsequent date result in a change in control.

To our knowledge, the following discloses the only group which exercises control or direction over common shares carrying more than 5% of the votes attached to our outstanding common shares as of September 16, 2004:

Name	Designation of Class	Number of Securities Over Which Control or Direction Exercised	Percentage of Class (2)
Biotechnology Value Fund, L.P.	Common Shares	8,200,000 (1)	13.5%

(1) In addition, Biotechnology Value Fund, L.P. holds warrants exercisable to purchase 981,211 common shares at $1.50 per share and 981,210 common shares at $3.00 per share. These warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.  If fully exercised, Biotechnology Value Fund would beneficially own 16.2% of the issued and outstanding common shares based on the September 16, 2004 outstanding shares plus the maximum number of shares that could be issued to Biotechnology Value Fund on exercise of the warrants.

(2)  Based on 60,828,376 issued and outstanding common shares on September 16, 2004.

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

At October 25, 2002, Greystone Capital Management Inc. (“Greystone”) exercised control or discretion over 3,543,014 common shares representing 9.0% (4,523,045 in October 2001 representing 11.5%) of the then issued and outstanding common shares. These common shares were held for various accounts managed by Greystone, none of which individually held more than 5% of the common shares, and not beneficially for Greystone.   At September 12, 2003 Greystone had none of the Company’s common shares under management and to our knowledge Greystone currently holds less than 5% of our issued and outstanding common shares.

According to information provided by our registrar and transfer agent, as of September 16, 2004, we had 195 United States stockholders of record who held in the aggregate 18,820,199 common shares representing approximately 30.9% of the common shares outstanding at that date.  We believe we have approximately 734 beneficial owners of our common shares in the United States.  This belief is based on the registered stockholder list as of September 16, 2004 and the number of proxy statements and annual reports requested by and mailed to shareholders and intermediaries in August 2004, for our Annual General Meeting held on September 8, 2004.

RELATED PARTY TRANSACTIONS

Except as otherwise discussed below, in “Item 6. Directors, Senior Management and Employees – Compensation” and “Major Shareholders” above, no director or member of senior management of MIGENIX or major shareholder (as disclosed under the heading “Major Shareholders” above), or associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction with us within the period May 1, 2001 to September 16, 2004 or in any proposed transaction which has materially affected or will materially affect us.  Additionally there have been no loans during the period May 1, 2001 to September 16, 2004 to any of the aforementioned parties by us.

As part of the August 2004 acquisition of MitoKor Inc. we acquired a note receivable in the amount of US$25,000 from the former VP Research of MitoKor who is now the VP Research (San Diego) of the Company. This note is non-interest bearing and repayable on May 15, 2006.

In connection with the August 2004 acquisition of MitoKor Inc. a portion of the consideration paid by the Company to acquire MitoKor was paid (following approval by MitoKor’s shareholders) to certain members of MitoKor’s management, employees and others that had contributed to the completion of the acquisition.  Walter Moos the former Chairman & CEO of MitoKor who became a director of the Company as part of the acquisition, MitoKor’s former VP Research who became the VP Research (San Diego) for the Company and two former employees of MitoKor now employed by the Company participated in the bonus payment.

During the year ended April 30, 2004, we incurred legal fees of $767,455 [2003 - $732,756; 2002 - $377,546] inclusive of sales taxes, payable to a law firm where an officer of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2004, is $557,140 [2003 - $253,382] owed to this law firm. This amount is payable under normal trade terms.

On August 28, 2003 we issued 125,300 common shares to nine senior executives at a price of $0.60 per common share (above market price) for proceeds of $75,180 pursuant to the re-investment of a portion of these executives’ compensation.

On August 26, 2002, we issued 48,100 common shares to four senior executives at the market price of $0.90 per common share for proceeds of $43,290 pursuant to the investment of a portion of these executives’ compensation.

During the year ended April 30, 2002, we incurred consulting fees of $10,000 payable to a director of the Company for additional services provided while the Company was recruiting a new President and Chief Executive Officer.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 17. Financial Statements” for our consolidated financial statements for the year ended April 30, 2004.

LEGAL PROCEEDINGS

There are no legal, bankruptcy, receivership or similar proceedings with respect to us.  We are not aware of any proceedings to which any of our directors, officers or affiliates, or any associate of any such directors, officers, or affiliates is a party adverse to us or has a material interest adverse to us.

DIVIDEND POLICY

We have no fixed dividend policy and have not paid dividends since our incorporation.  The payment of dividends is subject to the discretion of the board of directors and will depend, among other factors, on our earnings, capital requirements and operating and financial condition.  We currently intend to retain future earnings, if any, to finance the growth and development of our business and do not intend to pay any dividends on our common shares or preferred shares in the foreseeable future.

SIGNIFICANT CHANGES

There have been no significant changes since April 30, 2004 except as otherwise disclosed in this annual report, including:

  On September 7, 2004 the Company received a Letter of Authorization for its clinical trial application from Health Canada to begin a Phase IIa human clinical study with MBI-3253 (see “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-3253: Treatment of Chronic Hepititis C Virus (HCV) Infections”.).

  On August 31, 2004 we completed the acquisition of MitoKor Inc. (see “Item 5. Operating and Financial Review and Prospects – Building the Product Pipeline – Acquisition of MitoKor Inc.”)

  On August 2, 2004 we completed a Collaboration and License Agreement with Strata Pharmaceuticals Inc. (see “Item 4. Information on the Company – Development and Commercialization Partnerships” and “Item 5. Operating and Financial Review and Prospects – Clinical Development Programs – MBI-226: Prevention of Catheter-related Infections”)

  In our most recently completed interim financial period (three months ended July 31, 2004) we reported a loss of $3.1 million bringing the cumulative deficit to $88.9 million at July 31, 2004.

ITEM 9.   THE OFFER AND LISTING

MARKETS

Our common shares trade on the Toronto Stock Exchange (“TSX”), having the trading symbol “MBI” and ISIN # CA 59861R1047 (formerly CUSIP #594940-10-8) and trade in the United States over-the-counter (pink sheets), under the trading symbol “MGIXF”.   Our common shares also trade in Germany on the Berlin, Frankfurt and Munich exchanges (symbols: 885451.BE; 885451.F; and 885451.MU).

OFFER AND LISTING DETAILS

Principal Non-United States Trading Market

The following table sets forth the volume of trading on the TSX, together with high and low market prices (Canadian dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (Canadian dollars)
		High	Low
Five most recent financial years ended April 30:
2000	18,251,505	$13.50	$2.01
2001	12,273,491	$8.25	$3.10
2002	20,509,352	$3.60	$0.78
2003	18,494,866	$1.23	$0.58
2004	39,452,958	$1.85	$0.45
Two most recent financial years and any subsequent period for quarter ended:
July 31, 2002	4,261,730	$1.23	$0.60
October 31, 2002	2,975,885	$1.17	$0.65
January 31, 2003	7,700,316	$0.87	$0.58
April 30, 2003	3,556,935	$1.06	$0.65
July 31, 2003	14,326,583	$1.85	$0.47
October 31, 2003	10,056,131	$0.82	$0.45
January 31, 2004	3,582,529	$0.79	$0.60
April 30, 2004	11,487,715	$1.28	$0.67
July 31, 2004	4,711,012	$1.28	$0.80

Six most recent months:
March 2004	1,397,857	$1.05	$0.84
April 2004	3,063,044	$1.28	$0.91
May 2004	1,468,665	$1.22	$1.05
June 2004	1,718,894	$1.28	$1.10
July 2004	1,523,453	$1.10	$0.80
August 2004	752,737	$1.03	$0.76
September 1-16, 2004	1,047,427	$1.03	$0.80

The closing price of our common shares on the TSX was $0.91 on September 16, 2004.

Principal United States Trading Market

The following table sets forth the volume of trading on the over-the-counter market (pink sheets) in the United States, together with high and low market prices (US dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (United States dollars)
		High	Low
Five most recent financial years ended April 30:
2000	648,300	$9.32	$1.50
2001	298,700	$13.46	$2.06
2002	245,600	$3.36	$0.51
2003	381,500	$0.70	$0.41
2004	964,427	$0.94	$0.32

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2002	41,400	$0.70	$0.42
October 31, 2002	117,400	$0.70	$0.42
January 31, 2003	148,300	$0.51	$0.41
April 30, 2003	74,400	$0.67	$0.43
July 31, 2003	377,700	$2.35	$0.36
October 31, 2003	153,700	$0.49	$0.32
January 31, 2004	232,695	$0.60	$0.45
April 30, 2004	200,332	$0.94	$0.56
July 31, 2004	132,310	$0.94	$0.61

Six most recent months:
March 2004	26,566	$0.76	$0.62
April 2004	142,766	$0.94	$0.69
May 2004	93,800	$0.87	$0.80
June 2004	22,000	$0.94	$0.81
July 2004	16,510	$0.89	$0.61
August 2004	20,973	$0.78	$0.61
September 1-16, 2004	22,869	$0.79	$0.64

The closing price of our common shares on the Pink Sheets was US$0.66 on September 16, 2004.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

NOTICE OF ARTICLES AND ARTICLES

On March 29, 2004, British Columbia adopted the new Business Corporations Act (the “Act”) to replace the existing British Columbia Company Act. There are a number of differences between the new Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions.  To take full advantages of the legislative opportunities offered by the Act, management and the Board of Directors reviewed the articles of the Company and the new Act to determine what changes, if any, would provide a benefit to the Company and its shareholders.  These changes included the adoption of new articles and a change to the authorized capital of the Company.  On September 8, 2004, the shareholders of the Company approved the proposed changes at the Company’s annual general meeting.

We were continued as a company pursuant to the British Columbia Business Corporations Act (the “Act”) under registry number C-404088 (See “History and Development of the Company”). Our Notice of Articles and Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which the director is materially interested – The Articles state that a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director must disclose the nature and extent of the conflict in accordance with the provisions of the Act.

A director is not entitled to vote in respect of any contract or transaction with us in which he or she holds a disclosable interest on any directors’ resolution to approve the contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of the directors may vote on such resolution.  If he or she does vote, the vote will not be counted but he or she shall be counted in the quorum present at the meeting at which such vote is taken; A director of the Company does not hold a disclosable interest in a contract or transaction merely because:

(i)

the contract or transaction is an arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director or a person in whom the director has a material interest, for the benefit of the Company or an affiliate of the Company ;

(ii)

the contract or transaction relates to an indemnity or insurance of officers and directors under the Act;

(iii)

the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or an affiliate of the Company;

(iv)

the contract or transaction relates to a loan to the Company, and the director or a person in whom the director has a material interest, is or is to be a guarantor of some or all of the loan; or

(v)

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

Director remuneration - Our Articles provide that the remuneration of the directors may be determined by the directors or, if the directors shall so decide, by the shareholders.  The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of us who is also a director.

The Articles provide that directors will be repaid for reasonable expenses they incur on behalf of the business and if any director performs any professional or other services for us that in the opinion of the directors are outside the ordinary duties of a director or will otherwise be specially occupied in or about our business, he or she may be paid a remuneration to be fixed by the board of directors, or, at the option of the director, by ordinary resolution at a general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.  The directors, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with us or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

Borrowing powers of directors - The Articles provide that the directors may, on our behalf:

(i)

borrow money in such manner and amount, on such security, from such sources and upon terms, and conditions the directors consider appropriate;

(ii)

issue bonds, debentures, and other debt obligations or security agreements either outright or as security for any liability or obligation of us or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(iii)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on, or grant a security interest in, the undertaking, or the whole or any part of our present and future assets and undertaking of the Company.

Variation of the foregoing borrowing powers requires an amendment to the Articles, which requires the approval of our shareholders by way of a special resolution.  A special resolution (a “Special Resolution”) means a resolution passed by a majority of not less than 2/3 of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting, or a resolution consented to in writing by every shareholder who would have been entitled to vote in person or by proxy at a general meeting.

Retirement of directors under an age limit requirement - Our Notice of Articles and Articles do not impose any mandatory age-related retirement requirement for directors.

Share requirement for directors – Our Notice of Articles and Articles do not provide that a person must hold shares to be qualified to act as a director.

Share Capitalization

Our authorized capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.

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

Preferred Shares - We are authorized to issue preferred shares in one or more series.  The directors are authorized to fix the number of preferred shares in each series and to determine the designation, rights and restrictions attached to each such series. The Company has designated Series A, B, C, D and E preferred shares (See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources”).

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

Amendment of Rights

We may alter our Notice of Articles or Articles  by Special Resolution, to create or vary the special rights or restrictions attached to any shares by filing a certified copy of such resolution with the Registrar of Companies in the Province of British Columbia, but no right or special right attached to any issued shares may be prejudiced or interfered with unless all shareholders holding shares of each class or series whose right or special right is prejudiced or interfered with consent in writing by separate Special Resolution.

Meeting

We must hold an annual general meeting of our shareholders at least once every calendar year at a time and place determined by the directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting.

The directors may, whenever the directors determine, call a meeting of the shareholders.  A general meeting, if requisitioned in accordance with the Act, will be convened by the directors or, if not convened by the directors, may be convened by the requisitionists as provided in the Act.

A notice convening a general meeting, specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, must be given to shareholders not less than 21 days prior to the meeting.  Shareholders entitled to attend and vote at a general meeting may, by unanimous written consent, reduce or waive the period of notice for a meeting.  The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting.

A quorum for general meetings is two persons present and being, or representing by proxy, shareholders holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the shareholders, shall be dissolved; but otherwise it shall stand adjourned to the same day in the next week at the same time and place without giving further notice to shareholders.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting, shall be a quorum.

Holders of common shares or preferred shares are entitled to attend general meetings.  The directors, the president, the secretary, the assistant secretary, the solicitor of the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend at any general meeting but will not be counted in the quorum or be entitled to vote at any general meeting unless he or she is a shareholder or proxyholder entitled to vote thereat.

Limitations in Right to own Securities

Our Articles do not provide for any limitations on the rights to own securities.  (See also “Exchange Controls” below).

Change of Control

Our Articles do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving the Company. We do, however, have a Shareholder Rights Plan (see “Shareholder Rights Plan” below).

Shareholder Ownership Disclosure

Our Articles do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in the Capital

We may by ordinary resolution filed with the Registrar of Companies alter our Notice of Articles to:

a)

increase or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

b)

if the Company is authorized to issue shares of a class of shares with par value, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

c)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

d)

reduce the maximum number of shares that the Company is authorized to issue out of any class or series of shares; or

e)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares;

An ordinary resolution means a resolution passed at a general meeting by a simple majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings or a resolution passed, after being submitted to all of the shareholders holding shares that carry the right to vote at general meetings, by being consented to in writing by shareholders holding shares that carry the right to vote at general meetings who, in the aggregate, hold shares carrying at least a special majority of the votes entitled to be cast on the resolution.

In addition, we may, by Special Resolution, alter the Notice of Articles to change all or any or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; alter the identifying name of any of its shares; or otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act. The directors are authorized by resolution to subdivide or consolidate all or any of the Company’s unissued, or fully paid, issued shares.

Shareholder Rights Plan

Shareholders of the Company approved the adoption of a Rights Plan dated July 31, 2000 (the “Effective Date”) on September 7, 2000. The terms of the Rights Plan are summarized below.

The Rights Plan has a Permitted Bid (as defined in the Rights Plan Agreement) feature, which allows a take-over bid to proceed in the face of the Rights Plan, provided it meets certain minimum standards of fairness and disclosure, even if the Company’s board of directors (the “Board”) does not support the bid. The Rights Plan does not require a special shareholders’ meeting to be called to approve a Permitted Bid.

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

Summary of the Rights Plan Characteristics

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding Common Shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan Agreement), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan Agreement) entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquirer may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below). The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a takeover bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it. If a majority of the Common Shares other than those beneficially owned by the bidder are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose. Common Shares deposited pursuant to a bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis. The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders’ meeting. As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.

Notwithstanding the foregoing, the Board may call a shareholders’ meeting at any time should it believe that a meeting would be beneficial to the shareholders.

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

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. “Flipin Event”). In addition, until the occurrence of a Flip-in Event or a “Flip-over Transaction or Event” (as discussed below), the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

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

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Common Share to holders of record as at the Record Time (as defined in the Rights Plan Agreement) and authorized the Company to issue one Right for each Common Share issued after the Record Time and prior to the “Separation Time” (as defined below). The initial exercise price of a Right is $100 (the “Exercise Price”). The Exercise Price is subject to certain adjustments as described below. Conditional upon confirmation of the Rights Plan Agreement by the Independent Shareholders of the Company at the Meeting, the rights will expire 10 years after the Effective Date (the “Expiration Date”), unless exchanged or redeemed earlier by the Company as described below, but is conditional upon reconfirmation by the Independent Shareholders of the Company at the annual general meeting of the Company that is held in 2005.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Company, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will “flip-in” to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price. For example, if at the time of such announcement the Exercise Price is $100 and the Common Shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 Common Shares for a price of $100. (The number of Common Shares at 50% of market value that can be obtained for the Exercise Price.) Similarly, in the event that the Company undergoes a merger or amalgamation or similar transaction, or disposes of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of the operating income or cash flow of the Company and its subsidiaries taken together (a “Flip-over Transaction or Event”), each Right (other than any held by the acquiror) will “flip-over” to entitle the registered holder to acquire Common Shares in the continuing or acquiring company at a 50% discount.

Separation Time

The “Separation Time” is the close of business on the tenth business day following the earlier of:

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

Trading and Exercise of Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of “Rights Certificates” (as defined below). Until the Separation Time, the Rights may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates; new Common Share certificates issued on the transfer of existing Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Agreement by reference.

Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding Common Shares.

A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the Common Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions (all as defined in the Rights Plan Agreement) or otherwise on terms approved by the Board (collectively the “Permitted Acquisitions”), provided that if he becomes the beneficial owner of 20% or more of the Common Shares by such means and he is or subsequently becomes the beneficial owner of additional Common Shares constituting more than 1% of the Common Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding Common Shares on July 31, 2000 is “grandfathered”, so that the dilutive effects of the Rights will not be triggered unless he increases his shareholdings by more than 2%. So far as the Company is aware, as at July 31, 2000, no person or related group was the beneficial owner of 20% or more of the outstanding Common Shares.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company’s voting shares.

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

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, the only material contracts to which we are or have been a party for the two years preceding this annual report are as follows:

(1)

License Agreement dated October 19, 1995 between the Company and The University of British Columbia

(2)

Amended Collaborative Research and License Agreement dated May 17, 2002 with BioSource Pharm, Inc. in respect of the acquisition of the Lipopeptide and Polyene drug development programs.

(3)

Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 in respect of 1,000,000 Series B Preferred Shares issued to BioSource in connection with the Collaboration and License Agreement (as above).

(4)

Asset Purchase Agreement with IntraBiotics Pharmaceuticals, Inc. dated May 20, 2002 with IntraBiotics Pharmaceuticals, Inc. in respect of the acquisition of the Lipopeptide and Polyene drug development programs.

(5)

Stock Purchase Agreement with IntraBiotics Pharmaceuticals, Inc. dated May 20, 2002 in respect of 750,000 Series A Preferred Shares issued to Intrabiotics in connection with the Asset Purchase Agreement (as above).

(6)

Collaboration and License Agreement with Fujisawa Healthcare, Inc. dated July 8, 2002 for the co-development and commercialization of MBI-226.

(7)

Collaboration and License Agreement with Hybridon, Inc. dated September 11, 2002 in respect of the Company’s HPV Antisense drug candidate.

(8)

Asset Purchase Agreement with Raymond Chabot Inc. dated September 23, 2002.

(9)

Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with the Collaboration and License Agreement in #7 above.

(10)

Private Placement with Biotechnology Value Fund and Certain Other Investors dated December 3, 2002 for the issuance of 7,850,000 common shares and 1,970,414 warrants for proceeds of $5,495,000.

(11)

Private Placement with nine senior executives of the Company dated August 14, 2003 for the issuance of 125,300 common shares for proceeds of $75,180.

(12)

License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.

(13)

Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement (as above).

(14)

License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.

(15)

Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement (as above).

(16)

Agreement and Plan of Merger and Reorganization with Mitokor, Inc. dated April 15, 2004.

(17)

Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with Mitokor, Inc

(18)

Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MBI-226.

(19)

Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement (as above).

EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”).  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in the Company.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed $35,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the Company’s voting shares.  If a person already owns 20% or more of the Company’s voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, see “Taxation" below.

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Notice of Articles and Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $237,000,000 (in 2004).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada. In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established

that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.    Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

(a) acquisition of common shares by a person in the ordinary course of business of that person’s business as a trader or dealer in securities;

(b) acquisition of control of a corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

(c) acquisition of control of a corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the corporation, through the ownership of voting interests, remains unchanged.

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

TAXATION

Canadian Federal Income Tax Consequences

The management of the Company considers that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of common shares of the Company who, for purposes of the Income Tax Act (Canada) (the “ITA”), deal at arm’s length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States (“US Residents”) under the Canada-United States Income Tax Convention (1980) (the “Convention”).

This summary is based upon the current provisions of the ITA, the Income Tax Regulations (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency (formerly Canada Customs and Revenue Agency), and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada).  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

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

Dividends

Dividends, including stock dividends, paid or credited or deemed to be paid or credited on the common shares of the Company to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.  These Treaty reductions are not available to beneficial owners who are a US LLC corporation.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of common shares of the Company unless such shares constitute taxable Canadian property of the US Resident and derive their value principally from real property situated in Canada.  Common shares of the Company will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of the common shares of the Company, the US Resident, or persons with whom the US Resident did not deal at arm’s length, or the US Resident together with persons with whom the US resident did not deal at arm’s length owned 25% or more of the issued shares of any class of the capital stock of the Company.

Where a US resident realizes a capital gain on a disposition of shares that constitute “taxable Canadian property”, the Convention relieves the US resident from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company (“Common Shares”).

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable as of the date of this Form 20-F.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

A “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Common Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Common Shares, (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares (i) persons that own an interest in an entity that owns common shares of the Company, and (j) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See “Taxation—Canadian Federal Income Tax Consequences” above).

Treaty Application to Certain Individual U.S. Holders

An individual U.S. Holders who does not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Canada-U.S. Tax Convention.  An individual U.S. Holder described immediately above should consult its own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “foreign personal holding company,” a “foreign investment company,” or a “passive foreign investment company” (each as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company believes that it is a “passive foreign investment company” (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below).  Accordingly, the Company believes that it will not be a QFC.  If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value, based on the exchange rate, of such distribution on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).  However, an individual U.S. Holder whose realized gain does not exceed U.S.$200 will not recognize such gain to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense or as an expense for the production of income.

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to U.S.$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other categories of income).  Dividends paid by the Company generally will constitute “foreign source” income and generally will be classified as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  In addition, a U.S. Holder that is a corporation and that owns 10% or more of the voting stock of the Company may, subject to complex limitations, be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to dividends paid by the Company.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “foreign personal holding company,” a “foreign investment company,” a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Foreign Personal Holding Company

The Company generally will be a “foreign personal holding company” under Section 552 of the Code (a “FPHC”) if (a) at any time during a taxable year, more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (b) 60% (or 50% in certain cases) or more of the gross income of the Company for such taxable year is foreign personal holding company income.  “Foreign personal holding company income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company is a FPHC, a U.S. Holder generally will be required to include in gross income such U.S. Holder’s allocable portion of the “undistributed foreign personal holding company income” (as defined in Section 556 of the Code) of the Company.  The Company does not believe that it has previously been, or currently is, a FPHC.  However, there can be no assurance that the Company will not be a FPHC for the current or any future taxable year.

Foreign Investment Company

The Company generally will be a “foreign investment company” under Section 1246 of the Code (a “FIC”) if (a) 50% or more of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code) and (b) the Company is (i) registered under the U.S. Investment Company Act of 1940, as amended, as a “management company” or a “unit investment trust” or (ii) engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest in securities or commodities.

If the Company is a FIC, all or part of any gain recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares will be treated as ordinary income (rather than as capital gain).  The

Company does not believe that it has previously been, or currently is, a FIC.  However, there can be no assurance that the Company will not be a FIC for the current or any future taxable year.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code).  The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at “foreign tax credit” section above). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.  The CFC rules are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

The Company generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company believes that it was a PFIC for the taxable year ended April 30, 2004, and expects that it may be a PFIC for the taxable year ending April 30, 2005.  There can be no assurance, however, that the IRS will not challenge the determination made by the Company concerning its PFIC status.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after January 1, 1987 for which the Company was a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If the Company is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-

free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder may elect to recognize (a) gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that the Company will satisfy record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years) on the sale or other taxable disposition of Common Shares.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations).  However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

Interest Rate and Credit Risk

At April 30, 2004 we had $2,931,267 (April 30, 2003: $5,315,050) in cash equivalents (maturities 3 months or less at time of purchase) and $17,335,814 (April 30, 2003: $19,431,847) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is the protection of principal, and accordingly we invest in high grade liquid commercial paper and government securities with varying maturities, not exceeding three years, selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. We purchased such investments for investment purposes only and not for trading or speculative purposes. The weighted average interest rate for the cash equivalents was 1.9% with maturities to June 22, 2004 and the weighted average interest rate for the short-term investments was 2.5% with maturities to March 1, 2005.  These cash equivalents and short term investments are highly liquid and as such, we have the ability to sell the investments before maturity if necessary.  However, it is our intent to (and we have the ability to) hold these investments to maturity.  We monitor the credit ratings of our investments on a monthly basis. As such we do not believe we have a material exposure to interest rate or credit risk.

Foreign Currency Risk

We operate internationally, however virtually all of our expenditures are in Canadian or United States dollars.  The majority (94.3% at April 30, 2004) of our cash, cash equivalents and short term investments are maintained in Canadian dollars.  As at April 30, 2004; (i) $1,235,523 (US$900,461) of our cash and cash equivalents and (ii) $660,905 (US$481,674) of our accounts payable and accrued liabilities were denominated in United States dollars.  Our United States dollar denominated funds are used to fund the Company’s ongoing United States dollar denominated expenditures (primarily clinical development costs).  Due to our net United States dollar working capital position in Fiscal 2004 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $220,690 for the year ended April 30, 2004 (see “Item 5, Operating and Financial Review and Prospects – Other Income and Expenses”).  As at April 30, 2003; (i) $3,482,275 (US$2,429,381) of our cash and cash equivalents, (ii) $2,833,617 (US$1,976,850) of our amounts receivable and (iii) $2,018,094 (US$1,407,907) of our accounts payable and accrued liabilities were denominated in United States dollars.  Due to our net United States dollar working capital position in Fiscal 2003 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $354,557 for the year ended April 30, 2003 (see “Item 5, Operating and Financial Review and Prospects – Other Income and Expenses – Foreign Exchange Loss”). During the year ended April 30, 2004, our net United States dollar denominated expenditures were approximately US$4.7 million (April 30, 2003: US$5.2 million) net of United States dollar cash receipts.  Had the average value of the Canadian dollar declined by ten percent compared to the United States dollar, our net loss would have increased by approximately $0.4 million (April 30, 2003: $0.4 million).

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.   The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”).  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

Report on Internal Controls over Financial Reporting.  During the period covered by this annual report, there have not been any significant changes in the Company’s internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Alistair Duncan, current chair of the Audit Committee and Kenneth Galbraith former chair of the Audit Committee meet the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

The Company developed a code of ethics (designated “System of Ethics & Guidelines for Business Integrity”) to reflect SEC rules and other proposed regulations, which code of ethics was adopted by the board of directors. The Code of ethics governs the actions of and is applicable to all of the directors and officers of the Company and its subsidiaries, and their affiliates. The code of ethics deals with the following issues:

  integrity and honesty

  compliance with laws and regulations;

  corporate opportunities and conflicts of interest;

  the quality of the public disclosures;

  the protection and appropriate use of the Company's properties;

  the protection of confidential information and property; and

  fair behaviour

  guidance and support for complying with the code of ethics anonymous reporting hotline for confidential reporting of any concerns

All interested investors may acquire a copy of our code of ethics free of charge by written request (also posted in the Corporate Governance section of our corporate website www.mbiotech.com). There have been no waivers to the code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has acted as the auditors of the Company since October 28, 1994. The aggregate fees billed for professional services rendered by Ernst & Young LLP for the financial years ended April 30, 2004 and 2003 are as follows:

	April 30, 2004	April 30, 2003
Audit Fees	$65,000	$56,000
Audit-Related Fees	$24,000	$4,000
Tax Fees	$1,000	$2,500
All Other Fees	$Nil	$Nil

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of the Company’s annual consolidated financial statements, the review of the Company’s quarterly consolidated financial statements and the review of the Company’s Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  The current and prior period services consisted of due diligence services for business acquisitions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

In the financial years ending April 30, 2004 and 2003 no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company’s auditor, for the fiscal year ended April 30, 2004, have been pre-approved by the Audit Committee of the Company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities of the Company on behalf of the issuer or any affililiated purchasers.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with CDN GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as referred to in Note 18 to the financial statements.

The consolidated financial statements together with the report of Ernst & Young LLP, independent chartered accountants, are filed as part of this annual report as follows:

Notes to Consolidated Financial Statements	F-6

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

MIGENIX Inc.

Dated:	September 17, 2004	By:	“James M. DeMesa”
James M. DeMesa
President and Chief Executive Officer

Dated:	September 17, 2004	By:	“Arthur J. Ayres”
Arthur J. Ayres
Vice President Finance, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles as amended September 8, 2004*
2.1	Shareholder Rights Plan dated July 31, 2000 between the Company and Pacific Corporate Trust Company.	(4)
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc.	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996	(2)
4.4	Amended and Restated Escrow Agreement dated October 22, 1998 between Pacific Corporate Trust Company, the Company, William W. Kay, Kevin Nephin, Robert Hancock, Heidi Hirst and Steve Elliston	(3)
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000.	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002*	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002*	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.10	Collaboration and License Agreement with Fujisawa Healthcare Inc. dated July 8, 2002*	(5)
4.11	Collaboration and License Agreement with Hybridon Inc. dated September 11, 2002*	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001	(5)
4.13	Asset Purchase Agreement with Raymond Chabot Inc. dated September 23, 2002*	(5)
4.14	License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.*

4.15	Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with a Collaboration and License Agreement.*	(6)
4.16	Private Placement with Biotechnology Value Fund and Certain Other Investors dated December 3, 2002 for the issuance of 7,850,000 common shares and 1,970,414 warrants for proceeds of $5,495,000.	(6)
4.17	Form of Private Placement with nine senior executives of the Company dated August 14, 2003 for the issuance of 125,300 common shares for proceeds of $75,180.	(6)
4.18	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.19	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.20	Form of Vice President Employment Agreements.	(6)
4.21	Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement.*
4.22	License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.*
4.23	Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement.*
4.24	Agreement and Plan of Merger and Reorganization with Mitokor, Inc. dated April 15, 2004.*
4.25	Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with Mitokor, Inc.*
4.26	Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MBI-226.*
4.27	Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement.
8.1	List of significant subsidiaries and jurisdiction of incorporation.
12.1	Certification Required by Rule 13a – 14 (a) or Rule 15d – 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a – 14(a) or Rule 15d – 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

(1)

Incorporated by reference to Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 1995 filed with the Securities and Exchange Commission on October 30, 1995.

(2)

Incorporated by reference to Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 1996 filed with the Securities and Exchange Commission on October 30, 1996.

(3)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 1999 filed with the Securities and Exchange Commission on September 20, 1999.

(4)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 2000 filed with the Securities and Exchange Commission on September 25, 2000.

(5)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 2002 filed with the Securities and Exchange Commission on October 30, 2002.

(6)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 2003 filed with the Securities and Exchange Commission on September 17, 2003.

* The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.