Form 20-F
period 2005-04-30
MIGENIX Inc.
filed 2005-10-31
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

April 30, 2005

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

[   ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………….

Commission file number

0-22966

MIGENIX Inc.

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

60,988,428 Common Shares

350,000 Series A Preferred Shares

1,000,000 Series B Preferred Shares

5,250,000 Series C Preferred Shares

4,000,000 Series D Preferred Shares

4,000,000 Series E Preferred Shares

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

Item 17 ____

Item 18    X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____

No    X

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "intends", "plans", "believes", "anticipates" or "expects" or similar words; that events "will", "may", "could" or "should" occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this Annual Report include, but are not limited to: having results from the Phase IIa MX-3253 monotherapy study prior to the end of the third quarter of calendar 2005; commencing the MX-3253 Phase IIb combination therapy study during the third quarter of calendar 2005 and having completed efficacy data around mid-year calendar 2006; Cadence initiating a pivotal MX-226 Phase III study in the third quarter of calendar 2005 pursuant to the SPA; the Company advancing process development for MX-2401 over the next six months in preparation for the non-clinical studies required to support a Clinical Trial Application; up to US$100,000 in milestones being achieved and payable in the next 12 months pursuant to the Company's preferred shares the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company's current financial resources being sufficient to  fund operations to the end of the third quarter of calendar 2006. These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under "Item 3. Key Information - Risk Factors".  These risks and uncertainties should be considered when evaluating forward-looking statements, and readers should not place undue reliance on forward looking statements.

The Company's actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, MIGENIX cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of MIGENIX's management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

EXPLANARY NOTE

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  A reference to "MIGENIX," the "Company," "we," or "us" means MIGENIX Inc., and its subsidiaries.

TABLE OF CONTENTS

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.   KEY INFORMATION

6

ITEM 4.   INFORMATION ON THE COMPANY

22

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

41

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

52

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

67

ITEM 8.   FINANCIAL INFORMATION

69

ITEM 9.   THE OFFER AND LISTING

70

ITEM 10.  ADDITIONAL INFORMATION

72

ITEM 11.  QUANTITATIVE AND QUALITATIVE INFORMATION ABOUT MARKET RISK

94

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

94

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

95

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

95

ITEM 15 - CONTROLS AND PROCEDURES

95

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

95

ITEM 16B. CODE OF ETHICS

95

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

96

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

96

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

96

ITEM 17.  FINANCIAL STATEMENTS

97

ITEM 18.  FINANCIAL STATEMENTS

97

ITEM 19.  EXHIBITS

98

EXHIBIT INDEX

100

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.  See "ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES" for directors and senior management.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of the last five fiscal years derived from our Consolidated Financial Statements included in this annual report or previous annual reports under Item 18 and are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP").  These principles differ in certain respects from United States generally accepted accounting principles ("US GAAP") and the table also summarizes the corresponding financial data in accordance with US GAAP.  The material differences between CDN GAAP and US GAAP that would affect the measurement of the Company's financial results and position are set forth in Note 18 of our Consolidated Financial Statements included in this annual report.  This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

	Fiscal year ending April 30,
	2005	2004 Restated	2003 Restated	2002 Restated	2001 Restated
	In thousands except per share amounts
	Currency expressed in Canadian dollars

Revenue	$2,451	$2,972	$8,631	$ -	$ -

Operating loss(1)
-CDN GAAP	$(10,798)	$(12,876)	$(13,138)	$(21,772)	$(15,095)
-US GAAP(2)(3)	$(17,056)	$(11,501)	$(15,280)	$(21,988)	$(14,914)

Loss for the year(1)
-CDN GAAP	$(10,544)	$(12,495)	$(12,495)	$(19,739)	$(11,952)
-US GAAP(2)(3)	$(16,802)	$(11,120)	$(14,638)	$(19,955)	$(11,771)

Operating loss per common share(1) (4)
-CDN GAAP	$(0.19)	$(0.27)	$(0.32)	$(0.57)	$(0.41)
-US GAAP	$(0.29)	$(0.24)	$(0.37)	$(0.57)	$(0.40)

Basic and diluted loss per common share(1) (4)
-CDN GAAP	$(0.18)	$(0.26)	$(0.30)	$(0.52)	$(0.32)
-US GAAP	$(0.29)	$(0.23)	$(0.35)	$(0.52)	$(0.32)

Dividends declared per common share	$ -	$ -	$ -	$ -	$ -

Total assets(1)
-CDN GAAP	$21,206	$25,077	$32,864	$42,196	$58,817
-US GAAP(2)	$14,796	$24,925	$31,332	$42,768	$59,647

Total liabilities -CDN and US GAAP	$2,664	$3,070	$4,709	$7,507	$4,523

Shareholders' equity (net assets) (1)
-CDN GAAP	$18,542	$22,007	$28,155	$34,689	$54,294
-US GAAP(2)	$12,132	$21,855	$26,623	$35,261	$55,124

Common share capital
-CDN and US GAAP	$115,221	$108,517	$102,293	$96,358	$95,722

Preferred share capital(5)
-CDN and US GAAP	$ -	$ -	$ -	$ -	$ -

Weighted average number of common shares outstanding	58,218	47,833	41,626	38,262	37,246

Number of common shares issued and outstanding at April 30	60,988	54,821	47,751	39,474	39,359

Number of preferred shares issued and outstanding(5)	14,600	10,600	6,600	-	-

(1)

  Operating loss (CDN GAAP), loss (CDN GAAP), total assets (CDN GAAP) and shareholders' equity (CDN GAAP) for each of fiscals 2001 to 2004 have been restated to reflect the Company's change in accounting policy for patent costs in fiscal 2005. The impact of the change also increased the operating loss per share (CDN GAAP) and loss per share (CDN GAAP) for fiscal 2001 from $0.40 to $0.41 and $0.31 to $0.32, respectively. For US GAAP, the effect of the change in accounting policy is applied as a cumulative effect adjustment in fiscal 2005, the year the change in policy was made.

(2)

  Under US GAAP, acquired technology and technology licenses acquired during the year would be classified as in-process research and development and written off immediately as the technology has no other alternative uses.  Amortization and write-downs recorded for CDN GAAP on acquired technology and technology licenses classified as in-process research and development under US GAAP are reversed in the year.  For the purposes of reconciliation to US GAAP, this resulted in an additional charge to operations in fiscal 2005 of $5,275,839 (fiscal 2004 - reduced charge to operations of $1,103,817; fiscal 2003 - additional charge to operations of $2,237,863).  This had no impact on the losses for fiscals 2002 or 2001.

(3)

  Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under CDN GAAP, this policy was adopted effective May 1, 2002 and applies to options granted by us on or after May 1, 2002.  For purposes of reconciliation to US GAAP, this results in additional compensation expense in fiscal 2005 of approximately $nil (fiscal 2004 - $5,000; fiscal 2003 - $50,000; fiscal 2002 - $44,000; fiscal 2001 - $62,000) in respect of options granted to consultants prior to May 1, 2002.

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

(5)

  The preferred shares were issued in connection with the acquisitions of acquired technology and technology licenses which occurred during fiscals 2005, 2004 and 2003 - refer to Notes 9[a,b,c,d] and 13[b] to our consolidated financial statements for the year ended April 30, 2005 contained in "ITEM 18. FINANCIAL STATEMENTS". See also "BioSource Pharm, Inc.", "Intrabiotics Pharmaceuticals, Inc.", "Hybridon, Inc.", "Virogen Limited" and "MitoKor Inc." contained in "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Technology Licenses and Research Collaborations".

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

Fiscal Year Ended April 30,

	2005	2004	2003	2002	2001
End of period	0.7946	0.7288	0.6975	0.6377	0.6510
Low for period	0.7141	0.7011	0.6245	0.6200	0.6333
High for period	0.8514	0.7885	0.6975	0.6622	0.6831
Average for the period	0.7922	0.7447	0.6521	0.6369	0.6611

The following table sets out the high and low exchange rates for the conversion of $1.00 Canadian into United States dollars during the previous six months:

Month	High	Low
January 2005	0.8370	0.8019
February 2005	0.8169	0.7947
March 2005	0.8349	0.8004
April 2005	0.8288	0.7925
May 2005	0.8086	0.7853
June 2005	0.8173	0.7943
July 1 - 28, 2005	0.8317	0.8024

The noon rate of exchange on July 28, 2005 as reported by the United States Federal Reserve Bank of New York for cable transfers for the conversion of Canadian dollars into US dollars was $0.8100 (US $1.00 = Cdn $1.2345).

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report on Form 20-F.

Risks Related to Our Business

We have a history of operating losses and expect to incur further losses; We are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception.  As of April 30, 2005, our accumulated deficit was approximately $97.3 million (April 30, 2004: $86.8 million).  We incurred losses of $10.5 million in the fiscal year ended April 30, 2005, $12.5 million in our fiscal year ended April 30, 2004, and $12.5 million in our fiscal year ended April 30, 2003.  Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products.

We do not anticipate revenues from product sales in the next two years. In the future we expect to earn royalty revenue from any product that we and our collaborators successfully develop and obtain approval for marketing. We cannot predict if these revenues, if any, will ever be sufficient to achieve or sustain profitability. We anticipate that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to development and commercialization arrangements, including our current agreements with Cadence Pharmaceuticals, Pfizer, Spring Bank Technologies and Wyeth Pharmaceuticals (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Development and Commercialization Agreements").

We will require substantial additional capital to conduct our operations.  We have financed our operations primarily through the sale of equity securities.  Our future capital requirements will depend on many factors, including, among others, the following:

•

the progress of our pre-clinical studies and clinical trials, the magnitude and scope of these activities and future product development decisions;

•

the amount and timing of milestone based licensing payments, if any, from our agreements with Cadence Pharmaceuticals, Pfizer, Spring Bank Technologies and Wyeth Pharmaceuticals (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Development and Commercialization Agreements")

•

our ability to establish new development and commercialization agreements for our unpartnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments,  responsibility for research and development activities and funding thereof;

•

payments pursuant to our license and collaboration agreements (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Technology Licenses and Research Collaborations") including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see ".ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - LIQUITY AND CAPITAL RESOURCES");

•

the time and costs involved in obtaining regulatory approvals and our ability to develop and obtain regulatory approval for our products in our targeted indications;

•

the time and costs involved in scaling up the commercial manufacturing of our products;

•

the amount and terms of any government and/or grant funding obtained for the development of our product candidates;

•

the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

•

any new technologies and/or product candidates we acquire or in-license;

•

market acceptance of our products if approved for marketing; and

•

other factors not within our control.

We have no committed sources of additional capital. In the future we will need to raise additional capital through further equity financings. Additional equity financings could result in significant dilution to shareholders. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts for the product candidates we are developing. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to continue our operations. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials of our product candidates

(including the MX-3253 Phase IIb combination therapy and the MX-226 Phase III clinical trials) within the forecasted timelines.

We have no control over when Cadence will start or complete the MX-226 Phase III clinical trial which will impact the timing of any revenues from our agreement with Cadence, as well as our future financing prospects.

Our ability to start the MX-3253 combination therapy trial and Cadence's ability to start the MX-226 Phase III clinical trial, depends, in part, on obtaining the required regulatory clearances in the countries where the clinical trials are to be completed, completion of manufacturing operations, securing supply of products to be used in the trials as well as other clinical supplies, and contracting with and training clinical sites. Obtaining clinical trial sites can be very competitive particularly for Hepatitis C Virus studies due to the number of companies conducting such clinical trials. Additionally, finding sites capable of conducting the planned clinical trials and enrolling a sufficient number of patients can be challenging due to the specific requirements of the trials.

The ability to complete the clinical trials in the expected time frames once started depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. If patient enrollment is less than expected we or our collaborators may need to add additional clinical sites to complete the clinical trials, thus likely delaying completion of the trial.

We and our collaborators rely on third parties, including contract research organizations, and outside consultants to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors' sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials.

Delays in starting and completing clinical trials could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our unpartnered programs, the timing of potential revenues from currently partnered programs and/or future financings.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; Failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (MX-226 licensed to Cadence Pharmaceuticals; MX-1313 licensed to Spring Bank Technologies; and the patents licensed to Pfizer and Wyeth Pharmaceuticals) are controlled by our partners and we have limited or no input into their activities.

We entered into a Collaboration and License Agreement with Cadence Pharmaceuticals in August 2004 for the development and commercialization of MX-226 in North America and Europe (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc."). We have formed a Joint Development Management Committee ("JDMC") with Cadence to oversee the development of MX-226. The JDMC has an equal number of representatives from Cadence and MIGENIX. In the event that the JDMC is unable to reach a consensus on a matter, Cadence has the right to make the final decision which is to be exercised in good faith.

We entered into a license agreement with Spring Bank Technologies in December 2003 for the development and commercialization of MX-1313 for the treatment of Hepatitis B Virus infections (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Development and Commercialization Agreements - Spring Bank Technologies, Inc."). We have no involvement in the development of MX-1313 and under the agreement with Spring Bank we are to receive annual updates on MX-1313 development and commercialization activities.  MX-1313 has the potential to be a competitive product to the HBV compounds we are developing as part of our business, and the information that Spring Bank provides to us on the development of MX-1313 may be limited.

With the acquisition of MitoKor in August 2004, we acquired agreements with Pfizer and Wyeth Pharmaceuticals (see "Pfizer, Inc" and "Wyeth Pharmaceuticals" contained in "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW -Development and Commercialization Agreements"). We have no involvement in the development of any of the intellectual property licensed to Pfizer or Wyeth and we have limited or no information from Pfizer and Wyeth as to the status and their plans for the intellectual property. Both parties continue to pay costs for the patents and patent applications licensed to them.

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Technology Licenses and Research Collaborations").

On an ongoing basis we investigate in-licensing, acquisition, collaboration and out-licensing opportunities to expand and advance our product pipeline. There can be no assurance that such efforts will lead to the establishment of any corporate collaborations on favourable terms, or at all, or that if established, any such corporate collaborations will result in the successful development of our products or the generation of significant revenues.

Because we enter into research and development collaborations at various stages of research and product development, our success is partially dependent upon the performance of our corporate collaborators. The amount and timing of resources to be devoted by our corporate collaborators to our product candidates and development activities are not within our direct control, and there can be no assurance that our corporate collaborators will commit sufficient resources to our research and development programs or the commercialization of our products. Our corporate collaborators may not perform their obligations as expected. Our corporate collaborators may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us, or disputes may arise with respect to ownership of technology developed under any such corporate collaborations.

Because our business model includes entering into corporate collaborations and requires us to effectively manage issues that arise from such collaborations, management of these relationships will require significant time and effort from our management team and effective allocation of our resources. We may not be able to simultaneously and effectively manage our corporate collaborations, thus delaying the development and commercialization of certain of our product candidates.

Our success depends on our ability to retain and attract key qualified personnel and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize our product candidates

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives.  We have employment agreements with each of our executive officers and key employees; however, each may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain "key person" life insurance on any officer, employee or consultant.

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

We have not completed the development of any commercial products and have no revenues from the sale of products; We may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: MX-226 for the prevention of catheter-related infections (completed one phase III study) and MX-594AN for the treatment of acne (completed two phase II studies).  Since May 2002, we have acquired three product candidates in the clinical stage of development: MX-3253 for the treatment of chronic Hepatitis C Virus infections (phase II), MX-4509 for the treatment of neurodegenerative diseases (completed a phase I study) and MX-1121 for treatment of HPV (completed a phase I study), as well as several earlier stage development programs.  We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products.  There can be no assurance that we will ever achieve profitability.  As a result, an investment in Common Shares of the Company involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Even if we obtain the necessary marketing approvals, our products may not gain meaningful market acceptance, and we may not become profitable

We may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

Currently approved products and treatments, and any new products and treatments that are approved in the future may reduce the marketability of any products that we obtain marketing approval for, particularly to the extent such products and treatments:

•

are more effective;

•

have fewer or less severe adverse side effects;

•

have better patient compliance;

•

receive better reimbursement terms;

•

are accepted by more physicians;

•

are more adaptable to various modes of dosing;

•

have better distribution channels;

•

are easier to administer; or

•

are less expensive.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than we do. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience than we do in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties' marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cadence Pharmaceuticals, our partner for the development and commercialization of MX-226 and Spring Bank Technologies who has licensed MX-1313 from us currently have no marketing, sales or distribution capabilities. Cadence intends to establish marketing, sales and distribution capabilities and there can be no assurance that they will be successful in their efforts.

If we or our collaborators are unable to establish or maintain relationships with collaborators with sales, marketing or distribution capabilities and we or our collaborators are required to market any of our products directly, we or our collaborators will have to develop a marketing and sales force with technical expertise and with supporting distribution capabilities.  There can be no assurance that we or our collaborators will be able to establish or maintain such relationships with third parties or develop in-house marketing, sales and distribution capabilities.

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 20, 2005 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

In the event a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if such a claim is successful, damage awards not covered by our insurance. Defending any product liability claim or claims could require us to expend significant financial and managerial resources. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may have a material adverse effect on our business, financial condition and results of operations.

We may encounter difficulties in manufacturing our products delaying or preventing the development or commercialization of our product candidates

There can be no assurance that our product candidates can be manufactured at a cost or in quantities necessary to make them commercially competitive or even viable.  We do not have any manufacturing facilities and we are dependent on third party contract manufacturers and/or collaborators to produce our product candidates for pre-clinical studies, clinical trials and for product commercialization.  There can be no assurance that such third party manufacturers or collaborators will be able to meet our needs with respect to timing, quantity, quality or pricing.  If we are unable to contract for a sufficient supply of product on  acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers or collaborators, our pre-clinical, clinical testing and/or product sales would be delayed, thereby delaying the submission of products for regulatory approval and/or market introduction and subsequent sales of such products.

Our success depends on the management of growth

Our future growth, if any, may cause a significant strain on management, operational, financial and other resources. We have acquired technologies through acquisitions of other entities, including MitoKor in August 2004. Our ability to effectively manage growth will require us to implement and improve our scientific, operational, financial and management information systems and to expand the number of, and to train, manage and motivate, our employees.  These demands may require the addition of new management personnel and the development of additional expertise by management.  Any increase in resources devoted to research, product and business development without a corresponding increase in our scientific, operational, financial and management information systems could have a material adverse effect on our performance.  The failure of our management team to effectively manage growth could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses, higher development costs and/or lower revenues associated with currency fluctuations and may not be able to effectively hedge our exposure

Our operations are in many instances conducted in currencies other than the Canadian dollar and fluctuations in the value of currencies relative to the Canadian dollar could cause us to incur currency exchange losses, higher development costs and/or lower revenues.

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the U.S., scale up manufacturing of our product candidates, are required to pay milestones under our license agreements (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW -Technology Licenses and Research Collaborations") and should we decide to expand our U.S. operations. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW -Development and Commercialization Agreements") and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S.

dollars at the then prevailing exchange rates.

The Canadian dollar has strengthened significantly against the U.S. dollar since 2002. Should the Canadian dollar weaken against the U.S. dollar our operating results will be adversely impacted by higher development costs until we have sufficient U.S. dollar revenues to offset our U.S. dollar development costs. Much of our future revenues are anticipated to be denominated in U.S. dollars. Should the U.S. dollar continue to weaken against other currencies including the Canadian dollar the aggregate value of such revenues to us will decrease.

We currently do not implement any currency hedging techniques to mitigate the impact of currency fluctuations on our financial results. These techniques if implemented in the future do not eliminate the effects of currency fluctuations with respect to anticipated revenues or cash flows, and, as they are short term in nature, would not protect us from prolonged periods of currency fluctuations.

Our share price has been, and is likely to continue to be highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the Toronto Stock Exchange fluctuated from $0.51 (low) to $1.25 (high) during the fiscal year ended April 30, 2005, and from $0.32(low) to $0.63 (high) during the period from May 1, 2005 through July 28, 2005.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our Common Shares. When the market price of a company's shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

Our articles, our shareholder rights plan and certain Canadian laws could delay or deter a change of control

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our Common Shares.

We also have a shareholder rights plan that requires anyone who seeks to acquire 20% or more of our outstanding Common Shares to make a bid complying with specific provisions included in the plan. See "ITEM 10. ADDITIONAL INFORMATION -  ARTICLES - Shareholder Rights Plan".

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Risks Related to Regulatory Matters

Our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products

We are currently not authorized to market any products in any jurisdiction. The pre-clinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries.  Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.  The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance.  We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

•

safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

•

the results of pre-clinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•

after reviewing test results, we or our collaborators may abandon projects that previously were believed to be promising;

•

we, or our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks;

•

our potential products may not have the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use, if approved; and

•

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

Even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales

If we or our collaborators obtain regulatory approval for any of our product candidates, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer's operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators' failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

•

delays in commercialization;

•

refusal by the FDA or other similar regulatory agencies to review pending applications or supplements to approved applications;

•

product recalls or seizures;

•

warning letters;

•

suspension of manufacturing;

•

withdrawals of previously approved marketing applications;

•

fines and other civil penalties;

•

injunctions, suspensions or revocations of marketing licenses;

•

refusals to permit products to be imported to or exported from the United States; and

•

criminal prosecutions.

Post-approval marketing laws and regulations in other jurisdictions generally provide for the same types of sanctions that may be imposed in the United States.

If government and third-party payors fail to provide coverage and adequate reimbursement rates for our product candidates, our revenues and potential for profitability will be reduced

In the United States and elsewhere, our product revenues will depend principally upon the reimbursement rates established by third-party payors, including government health administration authorities, managed-care providers, public health insurers, private health insurers and other organizations. These third-party payors are increasingly challenging the price, and examining the cost effectiveness, of medical products and services. In addition, significant uncertainty exists as to the reimbursement status, if any, of newly approved drugs, pharmaceutical products or product indications. We may need to conduct post-marketing clinical trials to demonstrate the cost-effectiveness of products. Such studies may require us to commit a significant amount of management time, financial and other resources.

Our products may not be reimbursed or covered by any of these third-party payors for our targeted indications. In some countries other than the United States, particularly the countries of the European Union and Canada, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, obtaining pricing approval from governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval of a product for an indication. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of such products is unavailable, or limited in scope or amount, or if pricing is set at unsatisfactory levels, our revenues could be reduced.

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products, may change at any time, which could further limit or eliminate reimbursement rates for our products.

Risks Related to Intellectual Property

Our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; We may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications and obtained issued patents, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Technology Licenses and Research Collaborations").  As of July 21, 2005, we held rights to 106 patents or patent applications in the United States relating to our technology platforms and development programs, as well as foreign counterparts for most of these patents and patent applications.  There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators. There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators' current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

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

Additional Risks for US Investors

We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors

For U.S. federal income taxation purposes, we will be a passive foreign investment company, or PFIC, if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. If we meet either test, our shares held by a U.S. person in that year will be PFIC shares for that year and, generally, all subsequent years in which they are held by that person.

We believe we were not a PFIC for our year ended April 30, 2005; however, we have been a PFIC in prior years and believe we may be a PFIC for our year ended April 30, 2006. Whether the Company will, in fact, be a PFIC for the taxable year ending April 30, 2006 depends on the assets and income of the Company over the course of the taxable year ending April 30, 2006 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status.

Gains realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections available.

The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her tax advisor before making an investment in our Common Shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and ""short-swing'' profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

You may be unable to enforce actions against us, certain of our directors and officers, under U.S. federal securities laws

We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the United States upon us or those persons.

Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

MIGENIX Inc. ("MIGENIX", the "Company", "we", "our", "us", "ourselves") (formerly, Micrologix Biotech Inc.) was incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as "Parklane Explorations Ltd.",  was continued under the Corporations Act (Alberta, Canada) on March 9, 1988 and, was continued under the Company Act (British Columbia, Canada) on April 15, 1991 under the name "Consolidated Parklane Resources Inc."  On January 7, 1993, the Company's name was changed to "Micrologix Biotech Inc.". The Company was continued under the Business Corporations Act (British Columbia) on September 8, 2004 and on September 9, 2004, we changed our name to "MIGENIX Inc." to better reflect our expanding technology base and portfolio of product opportunities.

Our principal place of business is located at BC Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2 and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.  We also have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA USA 92130. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.  Our telephone number is (604) 221-9666 and facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases.

Prior to 1993, the Company was engaged in the exploration of natural resource properties. In January 1993, a reverse-takeover transaction was completed wherein 100% of Microtek Research and Development Ltd. and Micrologix International Ltd. (collectively, the "Microtek Operations") were acquired. The Microtek Operations consisted of the research, development, manufacture and marketing of diagnostic and healthcare products designed for the aquaculture industry. The Microtek Operations were sold in December 1994 to focus on the development of antibiotics and other applications of cationic peptides.

In April 1993, the Company licensed the worldwide rights to an antimicrobial peptide technology from the University of British Columbia that provided the starting point for our research and development programs.  In May 1995, research and office facilities were established in the BC Research Building, Vancouver, BC, Canada.

Effective October 1, 2001, Dr. Jim DeMesa joined MIGENIX as President & CEO and in 2002, with a new management team, we set out to establish the Company as a prominent biotechnology company focused initially on: (a) anti-infective (anti-bacterials, and anti-virals) product development; (b) bringing our founding technology in antimicrobial peptides to its optimal commercial potential (see "- BUSINESS OVERVIEW - Drug Development Programs - Anti-infectives - Cationic Antimicrobial Peptides (MX-226 & MX-594AN")); (c) entering into development and commercialization agreements for this technology; and (d) diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

From 2002 to August 2004, we focused on anti-infective drug development with a strategy of adding anti-infective (e.g. antibacterial and antiviral) technologies and product candidates with large market potential.  We completed four in-licensing and asset acquisition transactions that expanded and diversified our anti-infective product pipeline. See "- Celgosivir (MX-3253): Treatment of Chronic Hepatitis C Virus Infections", "- Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections", "- Nucleic Acid and Non-nucleoside Programs: Treatment of Hepatitis B Virus ("HBV") and Hepatitis C Virus ("HCV") Infections", "- Antisense Technology (MX-1121): Treatment of Human Papillomavirus ("HPV") Infections" and "- Polyene Program: Treatment of Fungal Infections" contained in "- BUSINESS OVERVIEW - Drug Development Programs - Anti-infectives".

In August 2004, we entered into a Collaboration and License Agreement for the development and commercialization of MX-226 with Cadence Pharmaceuticals, Inc. ("Cadence"). Under the terms of the agreement Cadence will have exclusive rights to market and sell MX-226 in North America and Europe. In exchange for these rights, MIGENIX received $2.6 million consisting of a $2.0 million (US$1.5 million) up-front fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement with Cadence also include up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence will fund the remaining clinical, regulatory, and commercialization costs related to MX-226 and is responsible for manufacturing. For additional information on MX-226 and Cadence, see "- BUSINESS OVERVIEW - Drug Development Programs - Anti-infectives - Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections" and "- BUSINESS OVERVIEW - Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc.".

On August 31, 2004, we completed the acquisition of San Diego-based MitoKor, Inc. ("MitoKor"), as part of our strategy to further broaden our technology base and product development opportunities. MitoKor was focused on diseases and conditions related to mitochondrial dysfunction and had programs in development for degenerative and metabolic diseases, such as Alzheimer's disease, Friedreich's ataxia, Parkinson's disease, arthritis, retinitis pigmentosa, stroke/ischemia reperfusion injury and obesity.  This acquisition was completed by way of an Agreement and Plan of Merger and Reorganization where MitoKor merged with a wholly owned subsidiary of MIGENIX. We issued approximately 5.4 million common shares as upfront consideration (valued at $6.1 million) to acquire MitoKor and 4 million Series E convertible redeemable preferred shares for potential future milestone payments, the latter of which represents up to US$4 million in common stock and/or cash upon the achievement of certain product development or other milestones related to the MitoKor portfolio. Additionally as part of the transaction we assumed warrants for the purchase of 128,862 common shares and made a US$25,000 cash payment to the common shareholders of MitoKor. For additional information on the programs acquired and the MitoKor acquisition, see "- BUSINESS OVERVIEW - Drug Development Programs - Degenerative and Metabolic Drug Development Programs" and "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - OPERATING RESULTS - Significant Acquisition - MitoKor, Inc.".

There has not been any indication of any public takeover offers by third parties in respect of the Company's Common Shares or by the Company in respect of other company's shares during the last or current financial year.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval.  Our drug development programs can be classified by technology/class of compounds, disease area, product formulation/method of delivery, and stage of development, as follows:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-226 (cationic peptide; omiganan 1% gel)	Prevention of catheter-related infections (topical)

Completed one Phase III study in the United States and completed a Special Protocol Assessment (SPA) with the US FDA for pivotal Phase III study required for an New Drug Application; out-licensed to Cadence Pharmaceuticals for the North American and European markets

MX-594AN (cationic peptide; omiganan 2.5% solution)	Treatment of acne (topical)	Completed two Phase II studies in the United States; currently seeking to out-license for continued development
MX-3253 (celgosivir)	Treatment of chronic Hepatitis C Virus infections (oral)	Phase II in Canada; completed enrollment in Phase IIa monotherapy trial and seeking approval to start Phase IIb combination therapy trial
MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)	Pre-clinical; lead candidate identified; received $9.3 million funding commitment from Technology Partnerships Canada
MX-1313 (dinucleotide)	Treatment of Hepatitis B Virus infections	Pre-clinical; out-licensed to Spring Bank Technologies (Spring Bank has US$2.4 million NIH funding commitment)
Non-nucleoside (small molecule)	Treatment of chronic Hepatitis C Virus infections	Pre-clinical; lead series of compounds identified
Nucleoside	Treatment of Hepatitis B Virus infections (oral)	Pre-clinical; testing potential lead candidate
MX-1121 (antisense oligonucleotide)	Treatment of Human Papillomavirus infections (topical)	Completed a Phase I study in the United States; not actively being developed, may out-license
Polyene	Treatment of fungal infections	Pre-clinical; not actively being developed, may out-license

DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (e.g. Friedreich’s ataxia) (oral)

One Phase I trial completed and approval received from Health Canada to begin Phase I/II trial in Canada (the study was postponed following approval as part of a plan to reduce expenses); evaluating potential orphan indications in non-clinical studies

MX-4565 (small molecule)	Treatment of ophthalmic diseases (e.g. Retinitis Pigmentosa) and neurodegenerative diseases (e.g. Alzheimer's disease)	Pre-clinical
MX-4042 (small molecule)	Treatment of arthritis	Pre-clinical
MX-3108	Treatment of obesity (injectable)	Pre-clinical; not actively being developed, may out-license

Business Model

Within the areas of infectious and degenerative diseases, we are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. proof of efficacy in humans). To expand the breadth and depth of our product pipeline our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

Our business model includes out-licensing (partnering) certain product candidates to pharmaceutical and other biotechnology and/or biomedical companies, typically in late Phase II or early Phase III (after safety and efficacy in humans are established). Out-licensing at this stage of development is intended to reduce product development risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, and to provide us with revenues in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales.   We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in research, product development and partnering. In the future, we may expand our business model to retain certain commercialization rights. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for pre-clinical and clinical studies and contract research organizations to perform certain pre-clinical and clinical study activities for us.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act (Canada) administered by Health Canada. In the United States, drugs are subject to regulation by the Food and Drug Administration ("FDA"). The drug approval process is highly regulated with government agencies having responsibility for overseeing the country's requirements for approving new drugs. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices ("GMPs"), Good Laboratory Practices ("GLPs") and Good Clinical Practices ("GCPs"). Routine inspections are performed to ensure compliance with these standards.

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

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labelling.

Successful pre-clinical results (achieving potentially valuable pharmacological activity combined with an acceptably low level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug ("IND") application must be approved by the FDA before clinical trials begin. In Canada, a Clinical Trial Application ("CTA") must be approved by the Health Canada prior to commencement of each clinical trial. The IND or CTA must contain all relevant preclinical and clinical results.

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

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application ("NDA") or to the Health Canada as part of a New Drug Submission ("NDS") to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a licence to market the product in the United States or Canada, respectively.

The FDA or Health Canada requires post-market surveillance programs to monitor a product's safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety or effectiveness problem involving an approved drug may result in FDA or Health Canada action requiring withdrawal of the product from the market and possible recall action.

Drug Development Programs

Anti-infectives

According to the IMS World Health Review, in 2002, the worldwide anti-infective market (antibiotics, antifungals, antivirals and vaccines) was a US$45 billion industry - the 3rd largest drug category (11% of global pharmaceutical sales).  Anti-infective sales growth is forecast to be 10% per year, with novel, first-in-class anti-infective drugs expected to accelerate sales growth in the future. Our anti-infective drug development programs are discussed below and are summarized in the table contained in "- BUSINESS OVERVIEW" above.

Cationic Antimicrobial Peptides (MX-226 & MX-594AN)

Our latest stage drug candidates (MX-226 and MX-594AN) are topical products containing a cationic peptide anti-infective (omiganan pentahydrochloride). Omiganan is a small, positively charged molecule that kills various microbes, including bacteria, fungi and protozoa.  Omiganan may also cause a potent, non-specific immune response that protects the host against invading micro-organisms.

Unlike conventional antibiotics, which can block bacterial growth through a biochemical process, our research suggests that omiganan works on a physical level, creating holes in the microbial cell membrane to kill the organism. This physical attack destroys microbes quickly, non-specifically and efficiently, thereby making it extremely difficult for bacteria (and other susceptible microbes) to develop resistance to omiganan.

Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections

MX-226 is a topical gel formulation containing omiganan which is being developed for the prevention of catheter-related infections. The vast majority of catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient's skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. MX-226 is designed to kill organisms around the catheter site that could cause catheter-related bloodstream infections and/or catheter site infections.  MX-226 is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization.

It is anticipated that MX-226 may be utilized to prevent infections related to Central Venous Catheters ("CVCs") and other percutaneous medical devices, including dialysis catheters, and peripheral inserted central catheters. CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient's status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. According to the U.S. Centers for Disease Control and Prevention ("CDC"), there were 250,000 catheter-related bloodstream infections in the U.S. in 2001. Attributable mortality was estimated to be 12%-25% for each infection, and the marginal cost to the health care system is US$25,000 per episode. In 2003, unit sales of CVCs, PICCs and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units) and this is projected to reach 14.7 million units (globally 31.4 million units) in 2007. Based on market research, dressing changes for CVC and PICC catheters occur within three days of the dressing being applied for approximately 90% of these catheters and the catheters remain in place for an average duration of approximately nine days. Dialysis catheters are in for longer periods of time than CVC and PICC catheters and their dressings are typically changed when the patients attend their dialysis every three to four days. We therefore anticipate that the number of dressing applications among hospitalized patients and hemodialysis patients where MX-226 could be used (MX-226 is designed to be applied prior to each dressing application) will increase significantly in the next few years.

Several products and procedures are currently used to help reduce the incidence of catheter-related infections. Topical "over-the-counter" antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently the most widely used products in the United States for cleansing catheter insertion sites.  If approved for marketing, MX-226 would be the first prescription drug for this indication and could be used in place of and/or in addition to these current products and procedures to reduce the incidence of catheter infections.

Development History and Current Status

In December 1998, we were cleared by the FDA to begin Phase I clinical trials in the United States of MX-226. Following the completion of the Phase I study in April 1999, the FDA granted fast track designation to MX-226 for the prevention of CVC-related bloodstream infections.  The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In September 2000, we initiated a Phase III trial in the United States comparing MX-226 to povidone-iodine with the objective of proving that MX-226, administered topically at central venous catheter insertion sites, prevents catheter-related bacterial and fungal bloodstream infections by reducing microbial colonization of these catheters. In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare Inc. for the co-development and commercialization of MX-226 in North America.

Patient enrollment in the Phase III trial was completed in January 2003 with over 1,400 patients enrolled and the last patient completed the study in February 2003.  Results of the study were received in July 2003. In summary, the results showed:

•

The rate of catheter-related bloodstream infections in the MX-226 group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant, thereby not achieving the primary endpoint of the study.

•

MX-226 demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the MX-226 group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the MX-226 group as compared with 6.9% in the povidone-iodine group (p=0.004). Local catheter site infections are associated with catheter colonization and catheter colonization is considered to be a precursor to catheter-related bloodstream infections.

•

No serious adverse events related to the use of MX-226 were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

As the primary endpoint was not achieved in the Phase III study, the results required investigation into the regulatory and market options available for MX-226, including potentially terminating the program.  Most MX-226 development activities were suspended in late July 2003 after the Phase III results.  In September 2003, the MX-226 license agreement with Fujisawa was amended by extending Fujisawa's review period from September 22, 2003 to January 22, 2004.

As part of the amendment to the license agreement with Fujisawa, we assumed responsibility for the MX-226 regulatory evaluation process. In January 2004, we met with the FDA to address the regulatory requirements for an NDA for MX-226.  The result of that meeting was that the FDA indicated that an NDA for MX-226 could be obtained without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint, but that further meetings with the FDA would be required to establish the path for seeking marketing approval for MX-226. On January 20, 2004, Fujisawa elected to terminate the MX-226 license agreement and returned all rights pertaining to MX-226 to us.

At a subsequent meeting with the FDA regarding the MX-226 regulatory path, the FDA encouraged us to complete a confirmatory Phase III trial using the incidence of local catheter site infections as the primary endpoint.  This endpoint was statistically significant in the Phase III study completed in July 2003.

On August 2, 2004, we entered into a Collaboration and License Agreement for the development and commercialization of MX-226 with Cadence.  For additional information on the license agreement with Cadence, see "- Development and Commercialization Agreements - Cadence Pharmaceuticals, Inc.".

Cadence and the FDA in June 2005 reached a written agreement on a protocol for a Phase III clinical trial of MX-226 which, if successful, would support the approval of MX-226. This agreement was reached under the FDA's special protocol assessment (SPA) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if pre-specified trial results are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA is considered binding on both the FDA and the study sponsor.

Cadence is preparing to initiate a pivotal Phase III study of MX-226 in the third quarter of calendar 2005 pursuant to the SPA. The confirmatory Phase III trial will be a multi-national, randomized, Evaluation Committee-blinded study to evaluate the effectiveness of MX-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study will be the incidence of local catheter site infections. Other objectives of this study include gathering additional safety data on MX-226 and assessing the effectiveness of MX-226 on the prevention of catheter colonization, as well as, the prevention of catheter-related bloodstream infections.

Omiganan 2.5% Solution (MX-594AN): Treatment of Acne

MX-594AN is a topical solution containing omiganan in an alcohol formulation being developed for the treatment of acne. Acne is the most common of all skin disorders affecting an estimated 45 million people in the United States. With a prevalence of approximately 85% in the population of 15-24 years of age, older adults may also be affected. As many as 12% of women and 3% of men over the age of 30 have some form of acne.  The characteristic papules, nodules and pustules of acne can persist for years and have serious adverse psychosocial effects, including depression and withdrawal from society.

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

Topical and oral prescription drugs for acne treatment or prevention fall into three general categories: antibiotics, retinoids and drugs that affect hormone levels.  Certain significant problems exist with these current treatment options.  Antibiotics are less successful than in the past as P. acnes has developed resistance to many antibiotics.  Published studies indicate that the overall incidence of antibiotic-resistant P. acnes has increased from 20% in 1978 to 62% in 1996. Systemic retinoids may cause frequent and severe side effects, from birth defects to psychological disorders, which the FDA has expressed concern over.  Hormonal therapies, useful only in women and adolescent girls, are merely suppressive and associated with frequent side effects.

Development History and Current Status

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and efficacy of MX-594AN in the treatment of acne. A Phase IIb clinical trial for MX-594AN (initiated in January 2003) at nine U.S. centers was completed with 255 patients enrolled and the last patient completed treatment in September 2003.  The Phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. MX-594AN was assessed based on: the reduction of inflammatory lesions, the reduction of non-inflammatory lesions and the reduction of total lesions, as well as a Physician's Global Severity Assessment (a subjective improvement assessment) of each patient during the study. In addition, the safety and local tolerability of MX-594AN were assessed.

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (three, six, nine and 12 weeks), comparing MX-594AN (1.25% and 2.5%) with the vehicle (a hydroalcoholic solution). MX-594AN 2.5% achieved statistically significant superiority at six weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037) and total lesions (p<0.001). The MX-594AN 2.5% group had reduced inflammatory lesions of approximately 40% after six weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between six and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies).  Although certain analyses after six weeks of treatment resulted in statistically significant lesion count reductions, in general, the MX-594AN analyses beyond six weeks were not statistically significant. A clear dose response was seen between the MX-594AN 2.5% and 1.25% treatment groups, with the 1.25% group showing trends toward efficacy without reaching statistical significance. In the Physician's Global Severity Assessment, MX-594AN 2.5% showed a trend toward superiority compared with the vehicle (at six weeks p=0.058). MX-594AN was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

To meet the objective of advancing the MX-594AN program while managing our cash resources we are seeking a development and commercialization partner for MX-594AN. We are delaying certain MX-594AN development work until a partner is secured, because we believe decisions about the program are best made with the input of the partner. Discussions and due diligence activities with potential partners are continuing. However, there is no assurance that a license agreement can be completed under terms acceptable to us. Failure to partner MX-594AN could result in the sale or termination of the program, which is not expected to have a significant impact on our operating results.

Celgosivir (MX-3253): Treatment of Chronic Hepatitis C Virus ("HCV") Infections

In February 2004, we acquired celgosivir (MX-3253), an oral, first-in-class compound in development for the treatment of chronic HCV infections (see "- Technology Licenses and Research Collaborations - Virogen Limited (UK)”). MX-3253 exerts its anti-viral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I.  In a surrogate in vitro model of HCV infection (bovine viral diarrhoea virus, also known as "BVDV"), celgosivir (and its active metabolite castanospermine) interrupted the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

HCV is the leading blood-borne infection in the United States. The CDC estimates that over 3.9 million Americans are infected with HCV and about 2.7 million have chronic HCV disease that may require treatment. The CDC estimates that deaths from HCV will surpass deaths from HIV in the US by 2010, at which time the global HCV market is forecasted to be approximately US$6 billion.  There are over 22 approved drugs for the treatment of HIV and only pegylated interferon-alpha and ribavirin in combination are recommended for first line treatment of HCV. The World Health Organization and other sources estimate that at least 170 million people are infected with HCV worldwide. HCV is a leading cause of liver cancer and the primary reason for liver transplantation in many countries.

HCV replication dynamics and frequency of resistance development in patients indicate that combination therapy (use of two or more drugs) will likely be needed to effectively treat HCV disease. The only approved treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin. The gold standard treatment for HCV genotype 1 infections in the U.S. (the most common genotype in North America), a combination of pegylated interferon-alpha plus ribavirin, is only 40% to 50% effective in achieving a sustained viral response. Different genotypes of HCV respond differently to IFN therapy, genotype 1b is more resistant to IFN therapy than types 2 and 3.  The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.  There remains a need for the development of more effective antiviral therapy for HCV infection, which in all likelihood, would be used in combination therapy, including use with the current gold standard of care.

Development History and Current Status

Prior to our acquisition of MX-3253, it was tested in over 500 human subjects in Phase I and Phase II trials for the treatment of HIV (a retrovirus) and was well tolerated (with the highest reported incidence of side effects being mild to moderate diarrhoea and flatulence, which were self-limiting and/or reversible). We do not intend to develop MX-3253 for the treatment of HIV.

We are developing MX-3253 for the treatment of chronic HCV infections and it is currently the only alpha-glucosidase I inhibitor known to be in clinical development for the treatment of chronic HCV infection.  The rationale for the development of MX-3253 for the treatment of HCV is based on the characteristics of HCV (a flavivirus), as well as pre-clinical testing of the compound and recent peer-reviewed publications which have shown in the surrogate model using BVDV (also a flavivirus) that: (a) α-glucosidase I is important for BVDV replication (see above), (b) BVDV is hypersensitive to α-glucosidase I inhibition (as compared to humans cells), and (c) based on the BVDV model, MX-3253 is additive and/or synergistic with the currently approved gold standard HCV drugs ribavirin and interferon-alpha.  Our development plan for MX-3253 includes two initial Phase II clinical studies in patients with genotype 1 HCV infections: a Phase IIa monotherapy study and a Phase IIb combination therapy study.

The Phase IIa monotherapy study is an open-label, randomized, dose-response (three dosage groups), 12-week monotherapy study in treatment naïve or interferon-intolerant genotype 1 HCV patients. Enrollment of patients in the study started in October 2004 and a total of 43 patients were enrolled at the completion of enrollment with results from the trial expected prior to the end of the third quarter of calendar 2005.  The study will provide the first safety, tolerability, and dosage information in HCV patients, as well as evaluate viral load reductions as an assessment of the early anti-viral activity of MX-3253 on its own. Regarding viral load reductions in this monotherapy study there is a broad range of potential outcomes. These include results ranging from little or no reduction to large decreases in viral load. Assuming MX-3253 is well tolerated in the study with no serious adverse reactions, all results within this range would allow us to advance MX-3253 as a combination therapy since preclinical studies have demonstrated synergistic activity between MX-3253, interferon and ribavirin in the BVDV surrogate model for HCV infections.

The Phase IIb combination study of MX-3253 will be a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV patients each: celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); celgosivir plus peginterferon alfa-2b (2-way combination); and placebo plus peginterferon alfa-2b plus ribavirin (control). The scope of this study has been reduced from what was previously planned to decrease the duration and expense of the trial.  Patients will be selected based on having genotype 1 chronic HCV and having failed to respond to pegylated alpha interferon plus ribavirin therapy (non-responders). Patients who respond to therapy during the trial will also have the option to continue on treatment for up to 48 weeks. The study will measure viral load at various time points as well as a number of safety parameters. The study is currently expected to commence during the third quarter of calendar 2005 and completed efficacy data around mid-year calendar 2006. Preparations for initiating the Phase IIb combination study have been advanced including the completion of a Material Transfer and License Option agreement with Schering-Plough in July 2005 for (a) the supply of

PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules), and (b) certain technical and laboratory support and other services for the study. Prior to commencing the combination study, we will need to complete various activities, including but not limited to obtaining regulatory and ethical review board approvals.

The agreement with Schering-Plough (see above) grants them limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement for MX-3253.

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections

We acquired the lipopeptide program in May 2002 (see "- BioSource Pharm, Inc" and "- IntraBiotics Pharmaceuticals Inc." contained in "- Technology Licenses and Research Collaborations"). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  Through our research and development activities, we selected MX-2401 as the lead development candidate in December 2003. MX-2401 is being developed as an intravenous product for the treatment of serious Gram-positive infections. In pre-clinical testing, MX-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MX-2401 include complicated skin and skin structure infections, pneumonia, complicated urinary tract infections, certain bacteraemias and endocarditis. It is expected that the first indication for MX-2401 would target complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected skin ulcers.

Multidrug-resistant bacteria are a well-documented global healthcare concern.  Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. The numbers of drug-resistant bacteria are increasing and the development of new treatment options has not kept pace.  With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals with ineffective therapies for certain bacterial infections.

Many hospital-acquired infections are caused by Gram-positive bacteria, such as Staphylococcus aureus ("S. aureus") and S. epidermidis. These bacteria can contaminate medical devices, such as intravenous lines and catheter tubes.  Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients.  There are only a limited number of products on the market and in clinical trials for serious gram-positive infections. Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections.  The clinical outcomes of these resistant infections are poor, with over 100,000 hospitalizations resulting every year. The increasing prevalence of bacterial infections resistant to vancomycin, and other previously effective drugs, is increasing the demand for novel products to address this situation.

The U.S. hospital antibacterial market in 2002 was approximately US$6.4 billion and is forecast to grow to approximately US$7.2 billion by 2008. Cubist Pharmaceutical's Cubicin (Daptomycin), approved by the FDA in September 2003, is a lipopeptide-based drug for the treatment of skin and skin structure infections. MX-2401 could offer advantages over Cubicin. A number of other drugs are also in development by other companies, including dalbavancin from Vicuron.

Development History and Current Status

MX-2401 is in pre-clinical development. In December 2003, MX-2401 was identified as the lead development candidate in the lipopeptide program.  MX-2401 is intended to be an intravenous product for the treatment of serious Gram-positive infections.  During the 2005 fiscal year we delayed certain MX-2401 development work while seeking funding for the program. On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnership's Canada (TPC) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first phase III clinical trial.  The TPC funding covers 26% of eligible costs and is repayable if the

MX-2401 program is successful (determination includes the obtaining of marketing approval).  Over the next six months we will be advancing manufacturing process development for MX-2401 in preparation for the manufacture of sufficient quantities of MX-2401 for the non-clinical studies required to support a Clinical Trial Application.

Nucleic Acid and Non-nucleoside Programs: Treatment of
Hepatitis B Virus ("HBV") and Hepatitis C Virus ("HCV") Infections

We acquired certain nucleic acid HBV and HCV technologies in September 2002 as part of the acquisition of the Origenix Technologies Inc. antiviral programs and we have internally developed a non-nucleoside HCV technology.

HCV

For a discussion of HCV, see "- Celgosivir (MX-3253): Treatment of Chronic Hepatitis C Viral ("HCV") Infections".

Lead identification and optimization work in our pre-clinical non-nucleoside HCV program has resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme and are active in vitro in both the BVDV and HCV replicon assays (surrogate models for HCV).

HBV (including MX-1313)

Worldwide, there are approximately 350 million chronic carriers of HBV, of which approximately one million die each year from complications of the disease, including cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma), making chronic HBV infection one of the 10 most common causes of death worldwide. Chronic carriers may be largely asymptomatic and remain infectious and therefore constitute a pool of infectivity in their communities. Other patients with chronic active hepatitis develop severe symptoms, including persistent malaise and fatigue, enlarged liver and spleen, and gastrointestinal bleeding.

HBV infection can be prevented by vaccination. Vaccination is effective, although the response decreases in older adults, and has been associated with escape mutants in young children. Although the vaccine is effective in preventing HBV infection, the existence of a large population of chronic carriers who may develop a serious illness over the next several decades means that there is also a clear need for an effective antiviral therapy.

Alpha interferon ("IFN-a") is effective in eliminating hepatitis B infection in 30-40% of patients, but is associated with significant toxicity. In addition, IFN-a is only effective in certain types of patients. A nucleoside analog, lamivudine (3TC), has been approved by the FDA for the treatment of HBV. While therapeutic results to date with lamivudine have been encouraging, HBV resistance is emerging rapidly and could pose a problem to monotherapy in the future. Thus, new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

In December 2003, we out-licensed MX-1313, a dinucleotide in the pre-clinical stage of development, for the treatment for chronic HBV infections to Spring Bank Technologies (we acquired MX-1313 in September 2002 as part of the Origenix acquisition). For additional information on the Spring Bank license, see "- Development and Commercialization Agreements - Spring Bank Technologies Inc.".  We are continuing to develop other HBV pre-clinical compounds that were acquired as part of the Origenix acquisition utilizing minimal internal resources.

Antisense Technology (MX-1121): Treatment of Human Papillomavirus ("HPV") Infections

We acquired an antisense technology and clinical program (MX-1121) in September 2002 targeted at HPV infections as part of the Origenix transaction and simultaneously entered into a license and collaboration agreement with Hybridon related to this program (see "- Technology Licenses and Research Collaborations - Hybridon Inc").

A Phase I clinical safety study was initiated in September 2001 by Origenix in the United States. The Phase I clinical study was a placebo-controlled study designed to evaluate the safety in 30 human volunteers during seven days of cutaneous application. Results in November 2001 indicated that MX-1121 does not cause irritation in healthy volunteers. We suspended this program in late calendar 2003 as a result of our program prioritization process (see "Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - OPERATING RESULTS - Intangible Asset Expenditures, Amortization and Write-Downs" for write-down of this program) and may out-license MX-1121 for further development.

Polyene Program: Treatment of Fungal Infections

As part of the acquisition of the lipopeptide technology from IntraBiotics in May 2002, we obtained a Polyene macrolide program (see "- IntraBiotics Pharmaceuticals Inc." and "- BioSource Pharm, Inc." contained in "- Technology Licenses and Research Collaborations"). This program consists of proprietary antifungals with potential for improved safety over that of Amphotericin B.  A major distinguishable feature of these polyene compounds is their potentially enhanced solubility, which in concert with an improved therapeutic index, could allow the possibility of developing an anti-fungal product that will be more cost effective than liposomal formulations of Amphotericin B. We are not actively developing the polyene technology and may out-license it for further development.

Degenerative and Metabolic Drug Development Programs

The acquisition of MitoKor in August 2004 (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - OPERATING RESULTS - Significant Acquisition - MitoKor, Inc.") expanded our product pipeline into degenerative and metabolic diseases.  MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction.  More than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction, including: 1) a number of neurodegenerative disorders, such as Alzheimer's disease, which affects as many as 4.5 million people in the U.S., Friedreich's ataxia and Parkinson's disease, 2) ophthalmic diseases, including glaucoma and retinitis pigmentosa, 3) several key metabolic disorders, including obesity, and 4) multiple other diseases, such as arthritis and cancer.

17α-estradiol sodium sulfate (MX-4509): Treatment of Neurodegenerative Diseases

We are developing 17α-estradiol sodium sulfate (“17α-estradiol”), designated MX-4509, for the treatment of certain neurodegenerative diseases associated with mitochondrial dysfunction and with potential Orphan drug designations, such as Friedreich’s ataxia.  As a stereoisomer of the steroid hormone, 17β-estradiol (one of the major female sex hormones), 17α-estradiol has demonstrated significantly less hormonal activity, and has the same or greater potency as a cytoprotective compound compared to 17β-estradiol. Because of its minimal feminizing effects at pharmaceutically relevant doses, 17α-estradiol should be suitable for chronic treatment of degenerative diseases in both men and women. Moreover, its safety profile is apparent from the record of long-term use in millions of women in which 17α-estradiol sodium sulfate has been considered a hormonally inactive component of hormone replacement therapies, such as PremarinR and CenestinR.

Friedreich's ataxia, a lethal disease characterized initially by coordination problems, such as clumsy or awkward movements and unsteadiness, is the most commonly inherited ataxia. Friedreich's ataxia causes progressive damage to the nervous system, resulting in symptoms ranging from muscle weakness and speech problems to loss of eyesight and hearing and ultimately diabetes and heart disease. This disease affects about 1 in every 50,000 people in the U.S. and affects males and females equally. Approximately

34

one in 90 Americans of European ancestry carries an affected gene. Symptoms typically begin between the ages of 5 and 15, and within 15 to 20 years after the first appearance of symptoms the patient is confined to a wheelchair. In later stages of the disease, individuals are completely incapacitated, and many people with Friedreich's ataxia die in early adulthood. As with many degenerative diseases of the nervous system, there is currently no effective cure or treatment for Friedreich's ataxia, although physical therapy may prolong use of the arms and legs.

Development History and Current Status

MX-4509 is an orally-administered drug candidate obtained as part of the acquisition of MitoKor.  MX-4509 was well tolerated in a Phase I clinical trial and has demonstrated activity in multiple animal models used for assessing drugs for neuroprotection.

A Phase I/II study of MX-4509 in patients with Alzheimer's disease (as a model of neurodegenerative disease) was planned to start by mid-year calendar 2005, looking at various biomarkers as an indication of the activity of MX-4509. Certain biomarkers have been associated with the pathogenesis of Alzheimer's disease, Friedreich's ataxia, and other neurodegenerative diseases. We received a Letter of Authorization from Health Canada for this Phase I/II trial.  As part of our plan to reduce the cash used in our operating activities (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"), we elected to postpone this Phase I/II study. A strategy we are evaluating is the potential for MX-4509 in certain orphan indications including Friedreich's ataxia (niche market opportunity, 100% fatal, with no treatment available). This evaluation includes ongoing non-clinical activities to support those potential orphan indications, with further clinical studies to follow as appropriate based on the non-clinical results.

MX-4565: Treatment of Ophthalmic and Neurodegenerative Diseases

We are developing MX-4565 and other compounds for the treatment of retinal degeneration associated with retinitis pigmentosa, glaucoma and other ophthalmic diseases, as well as certain neurodegenerative diseases. Our mitochondrial compounds, including MX-4565, have shown an ability to block cell death pathways and retinal degeneration and are being studied in pre-clinical models of retinitis pigmentosa and glaucoma. This program is in the pre-clinical stage of development.

Retinitis pigmentosa is a genetically heterogeneous aggregate of eye diseases characterized by progressive apoptotic death of photoreceptors in the retina leading to blindness. The absence of available treatments combined with the relatively small population of affected individuals makes this disease a candidate for an Orphan Drug indication. The Foundation Fighting Blindness, which has funded several of our retinitis pigmentosa studies, reports that there are approximately 100,000 patients in the U.S.

Primary open angle glaucoma is a common cause of blindness in the U.S. and throughout the world. Conventional therapies, such as beta-blockers, alpha-2 agonists and carbonic anhydrase inhibitors, and/or surgical intervention, such as trabeculectomy, are predominantly directed at lowering elevated intraocular pressure ("IOP"). However, it is increasingly recognized that visual field defects frequently progress even when IOP is successfully lowered. Modern views of glaucoma now characterize it, at least in part, as a neurodegenerative disease, an optic neuropathy due in part to pressure-mediated pathology, and in part to other, as yet undetermined, factors. Indeed, in response to persistent vision loss despite normalization of IOP, some practitioners have suggested use of neuroprotective compounds in conjunction with medications to lower intraocular pressure.  We believe there is a continuing need for safe and effective neuroprotective treatments.

MX-4042: Treatment of Arthritis

The MX-4042 program is in the pre-clinical stage of development.  In rodent models of osteoarthritis and rheumatoid arthritis, MX-4042 reduces bone and cartilage breakdown.  MX-4042 has the potential to be a disease modifying treatment in multiple forms of arthritis.

Osteoarthritis is a degenerative joint disease characterized by degeneration of the cartilage that lines joints and by the formation of reactive bony outgrowths at the boundaries of joints.  This leads to pain and loss of joint function.    Osteoarthritis is the leading cause of physical disability in the U.S. affecting more than 20 million Americans over the age of 60.  Rheumatoid arthritis is a type of arthritis that particularly attacks the small joints of the hands, wrists and feet.  With rheumatoid arthritis, the joints become painful, swollen, stiff and, in severe cases, deformed.

MX-3108: Treatment of Obesity

We have identified novel compounds, such as MX-3108, which appear to lower the body-weight set point in multiple species.

Obesity represents a significant health problem in the U.S., as a risk factor for the development of a number of major diseases, including diabetes, heart disease, hypertension, osteoarthritis, cancer and a variety of psychological disorders. In 1999, 61% of U.S. adults were overweight or obese.  The few therapies available are limited in their effectiveness and have other drawbacks, including safety issues and side effects. MX-3108 is in the pre-clinical stage of development and is not currently being actively developed. We may out-license MX-3108 for further development.

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. ("Cadence")

In August 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of MX-226.  Under the terms of the agreement, Cadence has the exclusive rights to market and sell MX-226 in North America and Europe.  In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in Common Shares. The terms of the agreement also include up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales.  Cadence has agreed to fund the remaining clinical, regulatory, and commercialization costs related to MX-226 and assumed responsibility for manufacturing.  We have formed a Joint Development Management Committee with Cadence to oversee the development of MX-226.  See "ITEM 3. KEY INFORMATION - RISK FACTORS - Risks Related to our Business".

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology and 10 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cadence, see "-Drug Development Programs - Anti-Infectives - Omiganan 1% Gel (MX-226): Prevention of Catheter-related Infections".

Pfizer, Inc. ("Pfizer")

An agreement with Pfizer was acquired as part of the MitoKor acquisition. In November 1998, MitoKor entered into a three-year collaborative research and development agreement and a license and commercialization agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002. Under the agreements, MitoKor collaborated on drug discovery and Pfizer provided funding for research. Pfizer accepted multiple targets developed by MitoKor that address neurodegenerative disease. MitoKor received an up-front cash payment and an equity investment of US$2.0 million from Pfizer upon the signing of the agreements. The agreements also provide for pre-clinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products launched by Pfizer using MitoKor's targets. Pfizer's milestone and royalty obligations continued after the expiration of the research and development agreement.

Unless otherwise terminated in accordance with its terms, the license agreement with Pfizer is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Wyeth Pharmaceuticals ("Wyeth")

An agreement with Wyeth was acquired as part of the MitoKor acquisition. Under the agreement dated February 8, 1999, Wyeth holds an exclusive, worldwide license under certain of MitoKor's patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, pre-clinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us.  Unless otherwise terminated in accordance with its terms, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Spring Bank Technologies, Inc. ("Spring Bank")

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to MX-1313, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 Origenix transaction.  Under the license agreement, we received convertible/redeemable preferred shares in Spring Bank, rights for up to US$3.5 million in milestone payments during development of MX-1313 and royalties upon commercialization. Spring Bank will fund all development and patent costs for MX-1313 and has received a grant from the NIH of approximately US$2.4 million to advance development of MX-1313. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. ("BioSource")

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (see "IntraBiotics Pharmaceuticals, Inc." below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds.  Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales.  The equity component of the consideration included 1,000,000 Series B preferred shares which, at our option, are to be either redeemed for cash or converted into our Common Shares at US$1 per preferred share as specified drug development milestones are achieved in the lipopeptide and polyene programs (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"). For additional information on the lipopeptide program, see "- Drug Development Programs - Anti-Infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections" and for additional information on the polyene program see "- Drug Development Programs - Anti-Infectives - Polyene Program - Treatment of Fungal Infections").

Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc. ("Hybridon")

In September 2002, we acquired a portfolio of antiviral technologies and product candidates formerly owned and/or then being developed by Origenix Technologies Inc.  Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon to develop an antisense drug candidate for the treatment of HPV that was being developed by Origenix (see "- Drug Development Programs - Anti-Infectives - Antisense Technology (MX-1121): Treatment of Human Papillomavirus (HPV) Infections").  Under the agreement, Hybridon has licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome.  In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.  In consideration for the Collaboration and License Agreement, we will pay Hybridon certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and from sub-licensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5.75 million in cash and/or equity. The equity component included 5,500,000 Series C preferred shares. In April 2003, 250,000 of the Series C preferred shares were converted into Common Shares. The remaining 5,250,000 Series C preferred shares, at our option, are to be redeemed for cash and/or converted into our Common Shares at US$1 per preferred share as specific drug development milestones are achieved (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"). We also assumed responsibility for the development costs for any drug candidates and agreed to diligently pursue regulatory approvals for an HPV antisense product in each of the United States, France, Germany, Italy, the United Kingdom and Japan.

Unless otherwise terminated in accordance with its terms, the agreement with Hybridon is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc. ("IntraBiotics")

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics.  As consideration for the assets acquired, we made an up-front cash payment of US$0.4 million to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$0.4 million.  The remaining 350,000 Series A preferred shares, at our option, are to be redeemed for cash and/or converted into our Common Shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"). For additional information on the lipopeptide program see "- Drug Development Programs - Anti-Infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections" and for additional information on the polyene program, see "-Drug Development Programs - Anti-Infectives - Polyene Program - Treatment of Fungal Infections".

Unless otherwise terminated in accordance with its terms, the agreement with IntraBiotics is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

University of British Columbia ("UBC")

Effective April 28, 1993, we entered into a license agreement with UBC under which we acquired the exclusive worldwide rights to a recombinant process for the production of cationic antimicrobial peptides and several synthetic antimicrobial peptides developed at UBC.  This agreement was replaced by a second license agreement entered into on October 19, 1995 (the "UBC License").

Pursuant to the UBC License, we agreed to fund research at UBC for a period of five years (completed) and to pay to UBC royalties from sales of products licensed pursuant to the agreement and from sub-licensing revenues. In addition to the patent applications in existence at the time of the signing of the UBC License, we acquired the rights to any future technology developed by UBC pursuant to research funded by us, provided we pay all costs associated with patenting of the technologies.

Unless otherwise terminated in accordance with its terms, the UBC License is to remain in effect until the later of the expiration of the last to expire of any patents issued in respect of the licensed technology and 25 years from October 19, 1995.

University of Florida Research Foundation Inc. ("University of Florida")

The agreement with the University of Florida was acquired as part of the MitoKor acquisition. Under a license dated December 15, 1993, as revised and restated on February 4, 1999, we have a worldwide license from the University of Florida Research Foundation, Inc. to certain technology developed at the University of Florida related to a method of protection against cell loss using polycyclic phenols, including estrogens. We are obligated to pay an annual license maintenance fee and royalties based on product sales and sub-licensing income, as well as patent costs. The license agreement remains effective until the last to expire of the licensed patent rights, unless terminated early by us for any reason or by the University of Florida upon our default or other non compliance.

University of Victoria Innovation and Development Corporation ("UVIC")

Effective March 14, 1997, we entered into a license agreement with UVIC (the "UVIC License").  Pursuant to this agreement, we acquired the worldwide rights to a patent application covering a method for increasing the efficiency of expression of cationic antimicrobial peptides in bacteria.  In consideration of the license, we paid an initial fee, as well as patent costs.  We are not required to pay milestones or royalties to UVIC.  Unless otherwise terminated in accordance with its terms, the UVIC License remains in effect until the later of the expiry of the 20-year term and the expiration of the last patent issued in respect of the licensed technology.

Virogen Limited (UK) ("Virogen")

In February 2004, we acquired the global rights to celgosivir ("MX-3253") from Virogen. The financial consideration for the rights included: (i) an up-front equity component of US$0.1 million upon conversion of 100,000 Series D preferred shares; (ii) 4,000,000 Series D preferred shares representing up to US$4 million in milestone payments in cash and/or equity payable upon the achievement of agreed upon development milestones (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"); and (iii) royalties on product sales and sub-licensing revenues. For additional information on the MX-3253 program see "- Drug Development Programs - Anti-Infectives - Celgosivir (MX-3253): Treatment of Chronic HCV Infections".

Unless otherwise terminated in accordance with its terms, the agreement with Virogen is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Washington University, St. Louis

An agreement with the Washington University was acquired as part of the MitoKor acquisition. MitoKor funded research at the Washington University School of Medicine until 2003.  An exclusive license agreement was entered into in 2000 to grant MitoKor rights that Washington University held, jointly with University of Florida, to certain patents and applications related to estrogen compounds.  Under that license agreement, we are obligated to pay fees and royalties upon commercialization of a product, as well as patent costs and a portion of any sub-licensing income we receive.  The license agreement remains effective until expiration of the last to expire of the licensed patent rights, unless terminated early by MitoKor for any reason or by Washington University only upon our default or other non compliance.

In March 2005, we entered into an exclusive license with Washington University to certain other patents and applications related to novel estrogen-like compounds that arose from this research.  The license agreement obligates us to pay a license origination fee, a semi-annual license maintenance fee, patent costs, milestone payments, royalties upon commercialization, and a portion of any sub-licensing income we receive. We also agreed to diligently pursue development of at least one product under the license agreement. The license agreement remains effective until the expiration of the last of the patents to expire, unless terminated earlier by us for any reason or by Washington University upon our material breach and failure to cure.

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of July 21, 2005 we held rights to 106 patents or patent applications in the United States relating to our technology platforms and drug development programs. We also hold the rights to foreign counterparts for most of these patents and patent applications.

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

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive. For a discussion of competition for individual product candidates, see "- Drug Development Programs". See also "ITEM 3. KEY INFORMATION - RISK FACTORS - Risks Related to Our Business".

Governmental Regulations

See "ITEM 3. KEY INFORMATION - RISK FACTORS - Risks Related to Regulatory Matters".  See also "- Product Approval Process" above.

ORGANIZATIONAL STRUCTURE

We have three wholly owned (direct and indirect) subsidiaries as follows:

•

M&M Holdings Inc., a Delaware corporation

•

MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

•

Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

PROPERTY, PLANTS AND EQUIPMENT

We currently lease approximately 16,000 square feet of research and office space in Vancouver, British Columbia, Canada. The original Vancouver lease term commenced in May 1995 under a five-year lease agreement and the current term expires May 2006 with extension provisions for an additional two years. In addition, we lease approximately 1,700 square feet of office space in San Diego, California. The San Diego lease term commenced in June 2004 under a one-year lease agreement and was extended in June 2005 for an additional six months being December 2005.  We consider these leased premises adequate for our current needs.

Through contractual arrangements, we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (see "- BUSINESS OVERVIEW- Product Approval Process"). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP").  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles ("US GAAP") is described in Note 18 to the audited consolidated financial statements for the year ended April 30, 2005.   All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

Critical Accounting Policies

The Company's audited consolidated financial statements are prepared in accordance with CDN GAAP. These accounting principles require the Company to make certain estimates and assumptions.  The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets and the review of the carrying value of intangible assets, and stock-based compensation.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements.  Initial fees and milestone fees received which require the Company's ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical expenses related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company's research and development programs.  Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Details of the difference between Canadian GAAP and US GAAP are provided in Note 18 to the audited consolidated financial statements for the fiscal year ended April 30, 2005.  Any change in the future use or impairment of unproven technology may have a material impact on the Company's Canadian GAAP financial statements.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and including those acquired in exchange for equity instruments issued by the Company.  Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  The Company determines the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  The Company reviews the carrying value of its intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company's executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

Change in Accounting Policies

Patent costs

Effective February 1, 2005, the Company changed its policy of recording as intangible assets, costs associated with the preparation, filing and obtaining of patents.  As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy described in note 2 to our audited consolidated financial statements. This change resulted in a $0.1 million increase in the loss for the year ended April 30, 2005 and the change has been applied retroactively and the Company has restated its consolidated financial statements for the years ended April 30, 2004 and April 30, 2003: increasing the losses by $0.3 million and $0.1 million respectively; and increasing the deficit at May 1, 2002 by $0.6 million. There was no impact on basic and diluted loss per common share for any of the years ended April 30, 2005, 2004 or 2003 (see note 3 in the audited consolidated financial statements). Management believes that the expensing of patent costs accurately reflects the financial impact that the expenditures have during the period and is comparable policy that is applied by companies in the biopharmaceutical industry in both Canada and the US.

Expected Changes in Accounting Policies

The CICA approved an amendment to Handbook Section 3860, Financial Instruments - Presentation and Disclosure, which becomes effective for fiscal years beginning on or after November 1, 2004. The amendments require obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Prior to the amendment, under the previous standard, these instruments were presented as equity. The Company has not completed a full assessment of the impact of the new guideline on its financial statements.

In December 2004, the Financial Accounting Standards Board issued SFAS 123R "Share-Based Payments", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to May 1, 2003. However, had the Company adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 18(f) to the audited consolidated financial statements.

Overview

MIGENIX has five drug candidates at the clinical stage of development: MX-226 for the prevention of catheter-related infections; MX-594AN for the treatment of acne; MX-3253 for the treatment of chronic HCV infections (acquired from Virogen Limited in February 2004), MX-1121 for the treatment of HPV infections (acquired from Hybridon in September 2002) and MX-4509 for the treatment of neurodegenerative diseases (acquired as part of the MitoKor acquisition in August 2004). We also have earlier stage development programs, including MX-1313, a dinucleotide being developed as a treatment for chronic HBV infections (acquired in September 2002 as part of the Origenix asset acquisition and out-licensed to Spring Bank Technologies, Inc. in December 2003); MX-2401, a compound intended to be an intravenous product for the treatment of serious, hospital-acquired Gram-positive infections (acquired from Intrabiotics/BioSource in May 2002); MX-4565, a compound intended for the treatment of ophthalmic and neurodegenerative diseases (acquired as part of the MitoKor acquisition); MX-4042, a compound intended for the treatment of arthritis (acquired as part of the MitoKor acquisition); and MX-3108, a compound intended for the treatment of obesity (acquired as part of the MitoKor acquisition). We are also evaluating certain non-clinical HCV and HBV compounds (including compounds acquired as part of the Origenix asset acquisition in September 2002).  For information of our drug development programs see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs".

Significant Acquisition - MitoKor, Inc.

On August 31, 2004 we completed the acquisition of San Diego-based MitoKor, Inc. ("MitoKor") by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with an indirect wholly owned subsidiary of the Company, now named MIGENIX Corp.

Prior to the acquisition, MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. Adding MitoKor's product candidates for degenerative and metabolic diseases broadens the Company's therapeutic focus and increases the commercial opportunities available to MIGENIX (see table summarizing the Degenerative and Metabolic Drug Development Programs contained in "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW"). The acquisition of MitoKor also brought license agreements with Pfizer and Wyeth providing the potential for future revenues and funding for current patent related costs.

Total consideration paid by the Company to acquire MitoKor was approximately $6.9 million consisting of:

•

5,388,691 common shares as up-front consideration valued at approximately $6.0 million;

•

4,000,000 Series E convertible redeemable preferred shares for up to US$4.0 million in potential future milestones upon the achievement of certain product development and other milestones related to the MitoKor portfolio (see "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS -LIQUIDITY AND CAPITAL RESOURCES"). The Series E preferred shares have been recorded at their aggregate redemption value of US$1;

•

$0.9 million of transaction related costs; and

•

a US$25,000 cash payment.

The $6.9 million purchase consideration has been allocated based on the fair value of the tangible assets, intangible assets and liabilities acquired as at August 31, 2004, resulting in approximately: $5.8 million in intangible assets, $1.0 million in net working capital, and $0.1 million in other non-current assets. For US GAAP purposes , the $5.8 million allocated to intangible assets has been expensed as research and development as the acquired technology is unproven and has no alternative future use (see note 18(a) to the Fiscal 2005 audited consolidated financial statements).

Additionally as part of the transaction MIGENIX assumed warrants for the purchase of 128,862 common shares with a weighted average net exercise price of US$13.53 and expiry dates through June 22, 2011. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

OPERATING RESULTS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. MIGENIX has been unprofitable since its formation and has incurred a cumulative deficit of $97.3 million to April 30, 2005.

For the year ended April 30, 2005 ("Fiscal 2005"), MIGENIX incurred a loss of $10.5 million (2004: $12.5 million; 2003: $12.5 million) or $0.18 (2004: $0.26; 2003: $0.30) per common share.  The decrease in the loss for Fiscal 2005 as compared to Fiscal 2004 is principally due to: an increase in licensing revenues (see "- Revenues"); a decrease in research and development expenses (see "- Operating Expenses - Research and Development") offset by a decrease in research and development collaboration revenues (see "- Revenues"); and a decrease in the amount of intangible asset write-downs (see "- Intangible Asset Expenditures, Amortization and Write-Downs").  The Fiscal 2005 loss includes $2.3 million attributable to the MitoKor operations and programs acquired August 31, 2004 (see "- Significant Acquisition - Mitokor, Inc." above).

Revenues

During Fiscal 2005 the Company had licensing revenue of $2.1 million (2004: $1.2 million; 2003: $0.4 million) pursuant to the August 2004 collaboration and license agreement with Cadence which included a $2.0  million initial license fee and a $0.1 million premium on an equity investment made by Cadence (see ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Omiganan 1% Gel (MX-226): Prevention of Catheter-Related Infections") and research and development collaboration revenue of $0.4 million (2004: $1.8 million; 2003: $8.3 million) primarily related to services provided to Cadence under the agreement and recoverable costs under other collaborative agreements. The Fiscal 2004 and Fiscal 2003 licensing and research and development collaboration revenue were pursuant to the MX-226 license agreement with Fujisawa signed in July 2002 and terminated in January 2004.

Operating Expenses

Operating expenses decreased in Fiscal 2005 to $13.2 million (2004: $15.8 million; 2003: $21.8 million). The decrease in Fiscal 2005 is principally due to a decrease in clinical program development costs (see "- Research and Development") and a decrease in the write-down of intangible assets (see "- Intangible Asset Expenditures, Amortization and Write-Downs"). The decrease in Fiscal 2004 is principally due to completion of the Phase III clinical trial of MX-226 in July 2003 (see "- Research and Development") and a reduction in general and corporate expenses (see "- General and Corporate").

Research and Development

Research and development expenses decreased in Fiscal 2005 to $8.6 million (2004: $10.5 million; 2003: $16.4 million). Research and development expenses include: (1) clinical development program costs; (2) personnel costs; (3) patent-related costs; and (4) other costs.

Clinical program development costs represent $2.3 million (2004: $4.0 million; 2003: $9.9 million) of Fiscal 2005 research and development expenses. The decrease in the Fiscal 2005 clinical program development costs compared with Fiscal 2004 and Fiscal 2003 is due to decreased costs in the MX-226 program (Phase III trial completed in July 2003 and Cadence is now responsible for the development of MX-226 in North America and Europe; see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Omiganan 1% Gel (MX-226): Prevention of Catheter-Related Infections") and in the MX-594AN program (Phase IIb trial completed in October 2003; Company is delaying certain development work until a partner is secured; see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Omiganan 2.5% Gel (MX-594AN): Treatment of Acne"). Clinical program development costs for MX-226 in Fiscal 2005 were $nil (2004: $1.7 million; 2003: $7.4 million).  Clinical program development costs for MX-594AN in Fiscal 2005 were $0.2 million (2004: $2.0 million; 2003: $2.1 million). These decreases were partially offset by increases in the MX-3253 and MX-4509 programs. Fiscal 2005 costs in the MX-3253 program were $1.2 million (2004 and 2003: $nil) (Phase IIa monotherapy trial initiated in October 2004 and preparations for Phase IIb combination study advanced; see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Celgosivir (MX-3253): Treatment of Chronic HCV Infections") and were $0.7 million (2004 and 2003: $nil) in the MX-4509 program (preparations for the Phase I/II trial advanced; see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Degenerative and Metabolic - “17α – estradiol sodium sulphate  (MX-4509): Treatment of Neurodegenerative Diseases”).

Personnel costs were $3.3 million (2004: $3.7 million; 2003: $3.7 million) of Fiscal 2005 research and development expenses.  The decrease in Fiscal 2005 was primarily due to lower results compensation and reduced head count.

Patent-related costs were $1.0 million (2004: $0.7 million; 2003: $0.8 million) of Fiscal 2005 research and development expenses. The increase in Fiscal 2005 patent-related costs is primarily due to patent costs for the MitoKor assets acquired during the year.

Other costs were $2.0 million (2004: $2.1 million; 2003: $2.0 million) of Fiscal 2005 research and development expenses and are net of a $0.5 million (2004 and 2003: $nil) reduction in MX-2401 costs resulting from government assistance (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections"). These costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs.

General and Corporate

General and corporate expenses increased in Fiscal 2005 to $3.8 million (2004: $3.6 million; 2003: $4.4 million).  The increase in Fiscal 2005 is primarily due to the acquisition of MitoKor offset by decreased personnel costs. Personnel costs were $2.2 million in Fiscal 2005 (2004: $2.5 million; 2003: $2.8 million). The decrease in personnel costs for Fiscal 2005 as compared to Fiscal 2004 is primarily due to reduced results compensation and reduced headcount. The decrease in Fiscal 2004 general and corporate expenses as compared to Fiscal 2003 was primarily due to greater activity in Fiscal 2003 related to executive relocation, partnering activities and legal costs in successfully defending a claim brought by the Company's former President and CEO.

Capital Asset Expenditures and Amortization

Capital asset expenditures in Fiscal 2005 were $0.2 million (2004: $0.3 million; 2003: $0.3 million). Fiscal 2004 capital asset expenditures include $0.2 million in lab equipment acquired through a capital lease. Amortization expense in Fiscal 2005 for capital assets was $0.3 million (2004: $0.3 million; 2003: $0.5 million). The decrease in Fiscal 2004 and Fiscal 2005 amortization expense for capital assets compared to Fiscal 2003 is primarily due to leasehold improvements being substantially amortized at the end of Fiscal 2003.

Intangible Asset Expenditures, Amortization and Write-downs

Intangible assets at April 30, 2005 include acquired technology and capitalized technology license costs for the Company's neurodegenerative, lipopeptide, celgosivir, HCV, HBV and cationic peptide programs. The $6.4 million carrying value of these intangible assets does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these intangible assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see "- TREND INFORRMATION").

Technology license costs capitalized in Fiscal 2005 were $nil (2004: $0.2 million; 2003: $0.7 million). Technology license costs capitalized in Fiscal 2004 and Fiscal 2003 relate to the license agreement with Virogen for MX-3253 and the license agreement with Hybridon for the MX-1121 HPV program, respectively.

Acquired technology costs capitalized in Fiscal 2005 were $5.8 million (2004: $nil; 2003: $2.0 million) and relate to the MitoKor programs (see "- Significant Acquisition - Mitokor, Inc." above).  Acquired technology capitalized in Fiscal 2003 includes the Intrabiotics/BioSource (lipopeptide and polyene programs) and Origenix (preclinical HBV and HCV programs) transactions.

Pursuant to quarterly reviews during Fiscal 2005 there were no significant write-downs in the carrying value of intangible assets.  During Fiscal 2004 the Company determined that write-downs were appropriate in respect of the HCV replication assay and the MX-1121 HPV oligonucleotide programs - these write-downs resulted in a $1.1 million charge to operations. In Fiscal 2003 the write-down of the polyene program resulted in a $0.3 million charge to operations.

Amortization expense in Fiscal 2005 for intangible assets was $0.5 million (2004: $0.3 million; 2003: $0.2 million). The increase in Fiscal 2005 is due to the amortization of the MitoKor programs (see "- Significant Acquisition - Mitokor, Inc." above).

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of the Company's cash balances; and (2) foreign exchange losses on the Company's United States ("US") denominated cash and cash equivalents, amounts receivable and accounts payable balances. See "ITEM. 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK".

Interest income for Fiscal 2005 was $0.4 million (2004: $0.6 million; 2003: $1.0 million). The decreases in Fiscal 2005 and Fiscal 2004 interest income resulted from lower average rates of return (2005: 2.2%; 2004: 2.8%; 2003: 3.1%) and lower average cash, cash equivalent and short-term investment balances.

The Company incurred a foreign exchange loss of $0.1 million (2004: $0.2 million; 2003: $0.4 million) in Fiscal 2005.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary quarterly financial data (CDN GAAP) for the fiscal years ended April 30, 2005 and April 30, 2004:

	Three months ended,
(Expressed in thousands Canadian dollars, except per share amounts)	April 30 ("Q4")	January 31 ("Q3")	October 31 ("Q2")	July 31 ("Q1")
Year ended April 30, 2005 ("Fiscal 2005")(1)
Revenue	$118	$181	$2,152	$-
Operating Loss	$ (3,211)	$(3,289)	$(947)	$(3,351)
Loss	$ (3,137)	$(3,181)	$(992)	$(3,233)
Basic and diluted loss per common share	$ (0.05)	$(0.05)	$(0.02)	$(0.06)
Weighted average number of common shares outstanding	59,802	59,794	59,641	53,635
Year ended April 30, 2004 ("Fiscal 2004")(1)(2)
Revenue	$ -	$926	$654	$1,392
Operating Loss	$ (4,060)	$(1,910)	$(3,577)	$(3,329)
Loss	$ (3,922)	$(1,776)	$(3,554)	$(3,243)
Basic and diluted loss per common share	$ (0.08)	$(0.04)	$(0.08)	$(0.07)
Weighted average number of common shares outstanding	51,384	46,691	46,691	46,566

(1) The Operating Loss and Loss figures for Q1, Q2 and Q3 of Fiscal 2005 and Q1, Q2, Q3 and Q4 of Fiscal 2004 and the Basic and diluted loss per common share figure for Q4 of Fiscal 2004 have been restated from those previously reported to reflect the Company's change in accounting policy for patent costs (see "- Changes In Accounting Policies - Patent Costs").

(2) The Operating Loss, Loss and Basic and diluted loss per common share figures for Q1, Q2 and Q3 of Fiscal 2004 were restated in Q4 Fiscal 2004 from those originally reported to reflect the Company's adoption of the amendments to the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.

The primary factors affecting the magnitude of the Company's operating losses and losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues and write-downs in intangible assets. The operating loss and loss in Q2 Fiscal 2005 were significantly lower than previous quarters as a result of $2.1 million in licensing revenue pursuant to the MX-226 license agreement with Cadence Pharmaceuticals (see "- Revenues"). The operating loss and loss in Q3 Fiscal 2004 were significantly lower than previous quarters as a result of $0.8 million in previously deferred revenue being recorded as licensing revenue following the termination of the MX-226 license agreement with Fujisawa in January 2004 (see "- Revenues"), the completion of the MX-594AN Phase IIb trial in Q2 Fiscal 2004 (not funded by a partner) and no active clinical trials during the period (see "- Operating Expenses - Research and Development"). The operating loss and loss in Q2 Fiscal 2004 and Q4 Fiscal 2004 include intangible asset write-downs of approximately, $0.2 million and $0.9 million respectively (see "- Intangible Asset Expenditures, Amortization and Write-Downs").

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2005, the Company had cash, cash equivalents and short term investments of $12.0 million (2004: $21.7 million; 2003 $25.6 million) and the Company's net working capital was $10.8 million (2004: $19.1 million; 2003: $25.2 million). The $8.3 million decrease in working capital between April 30, 2005 and April 30, 2004 is primarily attributable to the Fiscal 2005 loss of $9.3 million (excluding non-cash amortization and stock-based compensation), which was partially offset by the Cadence equity investment

($0.5 million) (see "ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Omiganan 1% Gel (MX-226): Prevention of Catheter Infections") and the net cash from the acquisition of MitoKor ($0.6 million) (see "- Significant Acquisition - Mitokor, Inc.").  The Company's cash equivalents and short term investments are invested in high-grade liquid financial instruments with varying terms to maturity (not exceeding three years), selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates.

MIGENIX has financed its operations to date primarily through the sale of equity securities. In May 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6.5 million (improved our cash and working capital position by approximately $5.5 million) with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008.  In connection with the offering the Company issued agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share.

Licensing and collaboration revenues have also been an important source of funding for the Company. As part of the collaboration and license agreement with Cadence the Company received $2.1 million in licensing revenue during Fiscal 2005 (see "- Revenues").

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the Technology Partnership's Canada (TPC) program (see ITEM 4. INFORMATION ON THE COMPANY - BUSINESS OVERVIEW - Drug Development Programs - Antinfectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections") and as at April 30, 2005 $0.5 million in government assistance had been recognized from this commitment. The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).

Based on the Company's financial resources, the Company took steps in May and June 2005 to reduce the cash used in its operations by various means including: postponing the initiation of the planned Phase I/II clinical study of MX-4509; modifying the design of the MX-3253 Phase IIb combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remains in effect, and as of April 30, 2005 $0.4 million in deferred compensation is included in accounts payable and accrued liabilities. With these steps the Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million, compared to the Company's previous guidance of $13 to $15 million per year. The Company's current financial resources are expected to provide for operations to the end of the third quarter of calendar 2006. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see "- TREND INFORMATION").

The Company uses redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates including, most recently the MitoKor acquisition completed in August 2004 (see "- Significant Acquisition - Mitokor Inc."). The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares represent US$14.6 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), oligonucleotide/MX-1121 (US$5,250,000), celgosivir/MX-3253 (US$4,000,000) and the MitoKor (US$4,000,000) programs. During the next 12 months we estimate that 100,000 preferred shares (US$100,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a charge of US$100,000 to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

Outstanding Share Data

As at July 29, 2005, there are:

  75,445,428 (April 30, 2005: 60,988,428; April 30, 2004: 54,820,901) common shares outstanding;

  14,600,000 (April 30, 2005: 14,600,000; April 30, 2004: 10,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares (see "- LIQUIDITY AND CAPITAL RESOURCES" above for discussion of the Company's preferred shares);

  stock options outstanding for the purchase of 4,516,775 (April 30, 2005: 3,996,575; April 30, 2004: 3,895,475) common shares at an average exercise price per common share of $1.25 (April 30, 2005: $1.43; April 30, 2004: $1.57); and

  warrants outstanding for the purchase of 14,293,301 (April 30, 2005: 5,980,526; April 30, 2004: 5,851,664) common shares at a weighted average exercise price per common share of $1.11(April 30, 2005: $1.90; April 30, 2004: $1.57), as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
1,084,275(1)	$0.45	May 31, 2008
7,228,500(1)	$0.55	May 31, 2008
506,250	$1.00	March 8, 2006
3,375,000	$1.25	March 8, 2006
987,500(2)	$1.50	December 5, 2005
982,914(2)	$3.00	December 3, 2007
128,862(3)	US$13.21 to US$17.75	June 21, 2006 to June 22, 2011
Total = 14,293,301	Average = $1.11(4)

(1)

Issued as part of the May 2005 public offering

(2)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares

(3)

These warrants were assumed by the Company as part of the MitoKor acquisition. If these warrants are exercised the warrant holders would be entitled to receive up to US$88,659 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company's option, in cash and/or common shares.

(4)

Weighted average exercise price using exchange rate of US$1.00 equals $1.2585

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We currently do not have any products approved for sale and our operations consist principally of research and development activities necessary to advance selected drug candidates through the development and approval process.  As disclosed in Note 2 to the financial statements (See "Item 18. Financial Statements), we expense all research costs in the year incurred and development costs are expensed in the year incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization.  See "Critical Accounting Policies - Research and Development Costs".  No costs have been deferred to date for any of our development programs.  In Fiscal 2005 we spent $8.6 million (2004: $10.5 million; 2003: $16.4 million) on research and development activities inclusive of patent costs (see "- OPERATING RESULTS - Operating Expenses - Research and Development" and "Change in Accounting Policies - Patent costs").

Technology license and acquired technology costs are initially recorded based on the fair value of consideration paid.  See "Critical Accounting Policies - Intangible Assets".

TREND INFORMATION

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company's business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX's research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

MIGENIX believes that its funds on hand at April 30, 2005, together with the net proceeds from the May 2005 public offering (approximately $5.5 million), program prioritization and cost reduction efforts and expected interest income, are sufficient to provide for operations to the end of the third quarter of calendar 2006 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including: clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements including for our MX-594AN acne drug candidate; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

At April 30, 2005 the carrying value of the Company's intangible assets in respect of its development programs is $6.4 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following pre-clinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program; and/or

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows

The Company is currently delaying certain development work in several programs pending additional funding and/or out-licensing the program to a development partner. These programs include the MX-594AN and the MX-4509 programs. Additionally, the Company has limited personnel and financial resources with which to advance several of its earlier stage programs. A write-down of one or more of the Company's development programs could have a significant non-cash impact on operating results. See "-OPERATING RESULTS - Intangible Asset Expenditures, Amortization and Write-Downs" for a summary of intangible asset expenditures and write-downs in the previous three financial years.

OFF - BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors..

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at April 30, 2005, we had the following contractual obligations and commitments (1) (2):

Contractual Obligations Payments due by period (Expressed in thousands of Canadian dollars)	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Capital Lease Obligations	69	63	6	-	-
Operating Lease Obligations	422	406	16	-	-
Purchase Obligations (3)	1,700	1,700	-	-	-
Total Contractual Obligations	2,191	2,169	22	-	-

(1)

Excludes US$14.6 million in contingent milestone obligations pursuant to the Company's preferred shares discussed in "Liquidity and Capital Resources".

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Represents obligations under research, manufacturing, and service agreements

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name of each director and member of senior management and their present position with the Company as of July 28, 2005:

Name	Age	Position with the Company
David Scott	70	Chairman and Director(1)(2)
James M. DeMesa, M.D.	47	President & CEO, Director
Michael J. Abrams, Ph.D.	49	Director(2)
Alistair Duncan Jr., BSc., CA	45	Director(1)(3)
Steven Gillis, Ph.D.	52	Director(1)
Colin R. Mallet	62	Director(2)(3)
Walter H. Moos, Ph.D.	51	Director
W. Keith Schilit, Ph.D.	51	Director(3)
R. Hector MacKay-Dunn	53	Corporate Secretary
Arthur J. Ayres, CA	47	Senior Vice President Finance, Chief Financial Officer (CFO)
Jacob J. Clement, Ph.D.	61	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
Nancy S. Coulson	61	Senior Vice President, Product Development(4)
William D. Milligan	52	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
K. David Campagnari	44	Vice President, Operations
C. Robert Cory, Ph.D.	50	Vice President, Business Development
Richard Coulson, Ph.D.	62	Vice President, IP Management and Documentation(4)
A. Neil Howell, Ph.D.	59	Vice President, Research (San Diego)

(1)

Member of the Company's Compensation Committee

(2)

Member of the Company's Corporate Governance & Nominating Committee

(3)

Member of the Company's Audit Committee

(4)

Nancy Coulson and Richard Coulson are related (married).

There are no family relationships between any of the directors and senior management other than Nancy and Richard Coulson who are married.  Walter Moos was appointed a director of the Company as part of our acquisition of MitoKor. The Company agreed with the former shareholders, and certain creditors, of MitoKor (the "MitoKor Stakeholders") to permit them, until August 31, 2007, to designate one nominee for election to our Board of Directors (the "Board"). We have the right to review and approve any individual proposed by the MitoKor Stakeholders, provided that such approval is not unreasonably withheld or delayed. There are no other arrangements or understandings between any director, the executive officers or any other person pursuant to which any director or executive officer was elected or appointed.

Officers (CEO, CBO, CFO, CSO, Corporate Secretary) are appointed annually by the Board following the Company's annual general meeting and serve until the earlier of their resignation or removal with or without cause by the Board.

The directors are elected or appointed at every annual general meeting by the shareholders entitled to vote at the annual general meeting for the election of directors.  All the directors cease to hold office immediately before the election or appointment of directors at the annual general meeting, but are eligible for re-election or re-appointment.

Set out below are profiles of the directors and senior management of the Company:

David Scott, MBA, Chairman of the Board and Director.  David Scott, MBA, of Vancouver, Canada, has served on the Board since September 2000 and has been Chairman since September 2001.  A graduate the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built, and sold a mutual fund management company.  Mr. Scott is the former Chairman of the Investment Advisory Board of the British Columbia Life Sciences Fund.  He is Chairman and Director of AnorMED Inc. and a board member of VSM MedTech Ltd., TIR Systems Ltd., Earthworks Industries Inc. and Clarington Corporation.  He was a Founding Director of the Academy of Chief Executives of Technology Companies.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became President & Chief Executive Officer and a director of the Company on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international companies in the areas of corporate management, pre-clinical and clinical pharmaceutical and medical device product development.  Prior to joining the Company, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. ("GenSci"), a public company involved in the field known as orthobiologics, which is the use of biotechnology to treat musculoskeletal disease and injury. He joined GenSci in 1996 as President & Chief Executive Officer of GenSci OrthoBiologics, Inc. a wholly-owned subsidiary of GenSci and was appointed President of GenSci in March 1999 and Chief Executive Officer of GenSci in January 2000.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. Dr. DeMesa is a director of Stem Cell Therapeutics. He attended the University of South Florida where he received his bachelor's degree in chemistry and his graduate M.D. and MBA degrees.

Michael J. Abrams, Ph.D., Director. Michael Abrams, of Custer, Washington, USA, has served on the Board since July 2003. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, "JM") and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996, Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. and has served as its President & CEO and a director since then. He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite&R and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the board of an early stage technology company. He is also an Adjunct Professor at the University of British Columbia. Dr. Abrams graduated magna cum laude from Bowdoin College in Brunswick, ME in 1978 and subsequently received a Ph.D. in chemistry from the Massachusetts Institute in Technology in 1983.

Alistair Duncan Jr., BSc., CA, Director. Alistair Duncan of Vancouver, Canada was elected to the Board on September 8, 2004. Mr. Duncan co-founded Chromos Molecular Systems Inc. ("Chromos") in 1996 and served as the Company's Vice-President Finance, then Chief Operating Officer and in July 1999, Mr. Duncan was appointed President and CEO. Prior to joining Chromos, Mr. Duncan was a Principal with the

Ernst & Young Corporate Finance and International Life Sciences Group where he provided high technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures, and mergers & acquisitions. Mr. Duncan is Member of the Board of Directors, Agrisoma Biosciences Inc.; a Chair and Board Director of the Michael Smith Foundation for Health Research; a Chair and Board Member of the BC Technology Industry Association; a chair of the Board of Directors, BC Leading Edge and past  Chair of the BC Biotechnology Alliance, past Board Member of BIOTECanada; past chair and Board Member of the BC Research Institute for Children's and Women's Health and past Chair and Board Member of Family Services of Greater Vancouver.  Mr. Duncan is a Chartered Accountant and received a B.Sc. degree in Biochemistry from the University of British Columbia.

Steven Gillis, Ph.D., Director.  Steven Gillis of Seattle, Washington, USA, has served on the Board since August 1996.  He co-founded Corixa Corporation in October 1994 and has served as Chief Executive Officer and as a director of Corixa Corporation since that time. In July 2005, Corixa was acquired by GlaxoSmithKline. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, later acquired by Amgen.  From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman of the Board, Chief Scientific Officer and  Executive Vice President and Director of Research and Development.  Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand.

Colin R. Mallet, BA, Director.  Colin R. Mallet, of Vancouver, Canada, has served on the Board since December 1995. He has worked in senior executive positions in the pharmaceutical industry in Canada, the United Kingdom, Switzerland, Sweden and Southeast Asia. He was President and Chief Executive Officer of Sandoz Canada Inc. (now Novartis) for seven years and is a past Chair of the Canadian Association of Research-Based Pharmaceutical companies. He is currently a Director of three other pharmaceutical companies, AnorMED Inc., Axcan Pharma Inc., and Methylgene Inc., and is Chair of the Corporate Governance Committees for all of these companies. Mr. Mallet has a B.A. degree from Cambridge University.

Walter H. Moos, Ph.D., Director. Walter Moos of Oakland, California, USA, joined the Board on August 31, 2004 following the Company's acquisition of MitoKor and also serves as the Stockholders' Agent for the former MitoKor stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor. During the period September 1, 2004 to February 28, 2005, Dr. Moos was also a consultant to the Company working with the Company on the integration and management of MitoKor. Dr. Moos is currently Vice President of the Biosciences Division of SRI International and was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was an executive officer with Chiron Corp., and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Alnis BioSciences, Inc., Anterion Therapeutics Inc, Oncologic, Inc., Rigel Pharmaceuticals, Inc., the Keystone Symposia, the operations board of the Critical Path Institute, and has previously served on the boards of Axiom Biotechnologies Inc, the Biotechnology Industry Organization, Chiron Mimotopes Peptide Systems, Mimotopes Pty. Ltd., and Onyx Pharmaceuticals Inc.  He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners LLC.  Dr. Moos has edited several books, helped to found multiple journals, and has over 100 published manuscripts and patents. In addition, he has held adjunct faculty positions at the University of Michigan, Ann Arbor, and since 1992 at the University of California, San Francisco, and currently serves on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California, Berkeley, in 1982.

W. Keith Schilit, Ph.D., Director. W. Keith Schilit of Tampa, Florida, USA, has served on the Board since November 2004. Dr. Schilit is an accomplished entrepreneur, venture capitalist, strategic and general corporate advisory consultant, author, and lecturer. He is an internationally recognized expert in the areas of raising capital for, managing, and investing in growth businesses and has been featured in The Wall Street Journal, Business Week, The New York Times, USA Today, Inc., Success, and over 300 other publications, as well as on over 100 TV and radio broadcasts. Dr. Schilit is the author of five recent books on venture capital, IPOs, and emerging growth ventures. He is an expert in the area of corporate governance and has been an active member of the board of directors of several private and public companies and has served as chairman of an executive committee, compensation and benefits committee and the audit committees of several private and public companies. Dr. Schilit holds an MBA & Ph.D. in strategic planning from the University of Maryland and has been on the faculties of Keio University (Harvard's sister university in Tokyo) and Syracuse University.

R. Hector MacKay-Dunn, QC, Corporate Secretary.  Mr. MacKay-Dunn was appointed Corporate Secretary on September 23, 1997.  Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy LLP, which was appointed corporate counsel for the Company in 1995, with Hector the partner in charge.  Mr. MacKay-Dunn has over 25 years of practice experience in advising senior public and early stage private companies in a broad range of industry sectors on corporate and general matters, complex domestic and cross-border public and private securities offerings, mergers and acquisitions and international partnering transactions.  His client list includes many leading technology and life sciences companies in Canada.  Mr. MacKay-Dunn is recognized with the highest ranking (AV) for professional excellence Martindale Hubbell (an international peer-based rating organization for lawyers and law firms).  Mr. MacKay-Dunn is also recognized by LEXPERT American Lawyer Media (2005) as one of the Leading Lawyers in Canada, the sole British Columbia practitioner, named in the field of Technology and Biotechnology and recently recognized as one of Canada's Top 100 Corporate Lawyers in Canada-US Cross Border Transactions.  Mr. MacKay-Dunn has served as director and corporate secretary for Aspreva Pharmaceuticals Corporation and is incoming Chair of the BC Innovation Council, a Provincial Crown Agency, and a director of Genome British Columbia and is a member of the UBC Faculty of Science Dean's Advisory Council and the Simon Fraser University Biotech Advisory Council and was appointed Queen's Counsel in 2003.

Arthur J. Ayres, CA, Senior Vice President Finance, Chief Financial Officer.  Mr. Ayres joined the Company in November 1994 as Controller.  He was appointed Director of Finance in January 2000, Vice President Finance and Chief Financial Officer in April 2001 and Senior Vice President Finance and Chief Financial Officer on June 15, 2005.  Mr. Ayres also served as Secretary of the Company from January 9, 1995 to September 23, 1997.  Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University.  He has over 20 years of management, finance and related experience.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer.  Dr. Clement joined the Company in August 2002. In his role, Dr. Clement leads the R&D function at the Company, with a focus on accelerating research and pre-clinical development, and expanding the Company's pipeline.  Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to the Company, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.  Dr. Clement has a Ph.D. and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary's University.

Nancy S. Coulson, B.Sc., MBA, Senior Vice President, Product Development. Ms. Coulson joined the Company in February 2002. Prior to joining the Company, she was Vice President Regulatory & Quality Affairs at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Ms. Coulson was Director, Worldwide Clinical & Regulatory Affairs for a division of American Home Products (now Wyeth). She also held various regulatory affairs management positions over four years at Bausch & Lomb. Prior to that, she was with Bristol Myers Squibb for six years where she was Manager, Human Resources and a Research Scientist.  Ms. Coulson holds a B.S. in Chemistry from LeMoyne College and an MBA from

Chapman College.

William D. Milligan, B.Sc., Senior Vice President, Corporate Development, Chief Business Officer.  Mr. Milligan joined the Company in April 2002. Prior to joining the Company, Mr. Milligan was President and CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc.  During his career, Mr. Milligan has been involved in the launch/commercialization of Axid, Prozac, Mobiflex, Soriatane, Hivid, Roferon-A, CellCept, Invirase, Cytovene, Manerix and Inhibace.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined the Company in June 2002. Prior to joining the Company, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined the Company in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001.  He has over 10 years of experience in both technical and managerial positions in biotechnology and health science.  Dr. Cory holds a Ph.D. in Biochemistry from the University of Waterloo and an MBA specializing in finance and strategic planning from the Wilfrid Laurier School of Business and Economics. Dr. Cory is actively involved in sourcing and negotiating with potential industry partners and collaborators.

Richard Coulson, Ph.D., Vice President, IP Management and Documentation. Dr. Coulson joined the Company in February 2002 as Vice President, Technology Development and in June 2005 was appointed Vice President, IP Management and Documentation. Prior to joining the Company, Dr. Coulson was Vice President, Research at GenSci Orthobiologics of Irvine, CA. During that time he was also an Associate Professor in the Department of Medicine at the University of California (Irvine) with a research program focused on developing novel products based on the nitric oxide signaling platform. Prior to that, he received a Research Career Development Award from the NIH and held various research and teaching positions, including Associate Professor of Pharmacology at SUNY Health Science Center at Syracuse NY, Assistant Professor of Medicine at the University of South Florida, and Professor of Natural Sciences at St. Petersburg Junior College, St. Petersburg, FL. Dr. Coulson holds a B.Sc. in Biochemistry (Honours) and a Ph.D. in Biochemistry from the University of Manchester Institute of Science and Technology and the University of London, respectively.

A. Neil Howell, Ph.D., VP, Research (San Diego). Dr. Howell joined the Company in August 2004 as part of the acquisition of MitoKor. Prior to becoming Vice President of Research at MitoKor in 2000, he was a tenured Professor in the Department of Radiation Oncology, University of Texas Medical Branch at Galveston, where he continues to serve as an Adjunct Professor. Previously, he held several professorial positions at the University of Texas Medical Branch in Galveston and at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical and neurobiological basis of mitochondrial diseases. Recently, this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 120 manuscripts in peer-reviewed journals and was a member of grant review committees at both the National Institutes of Health and the National Science Foundation. Dr. Howell holds a BA from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2005 were the Chief Executive Officer; the Chief Financial Officer and each of the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2005:

Name	Annual Compensation		All Other Compensation (Cdn$)	Options Granted
	Salary/Fees (Cdn$)	Bonus & Other Annual Compensation (Cdn$)		Number	Exercise Price (Cdn$)(5)	Expiry Date(6)
James DeMesa President and Chief Executive Officer	$440,000(1)	$45,854	$8,700(4)	52,500(2)	$1.20	13,125 June 13, 2009 13,125 June 13, 2010 13,125 June 13, 2011 13,125 June 13, 2012
Arthur J. Ayres Senior Vice President, Finance and Chief Financial Officer	$175,000(1)	$5,031	$Nil	15,000(3)	$1.20	3,750 June 13, 2009 3,750 June 13, 2010 3,750 June 13, 2011 3,750 June 13, 2012
Jacob J. Clement Senior Vice President, Science & Technology and Chief Science Officer	$330,000(1)	$9,488	$5,000(4)	18,000(3)	$1.20	4,500 June 13, 2009 4,500 June 13, 2010 4,500 June 13, 2011 4,500 June 13, 2012
Nancy Coulson Senior Vice President, Product Development	$225,000(1)	$6,469	$Nil	21,000(3)	$1.20	5,250 June 13, 2009 5,250 June 13, 2010 5,250 June 13, 2011 5,250 June 13, 2012
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	$225,000(1)	$6,469	$Nil	15,000(3)	$1.20	3,750 June 13, 2009 3,750 June 13, 2010 3,750 June 13, 2011 3,750 June 13, 2012

(1)

Effective September 1, 2003, each of these executives agreed to participate in a 10% deferral of their base salary as part of the Company's cash management program.  Included in the annual salary figures above are the following amounts which have been held back for the financial years ended April 30, 2005 and April 30, 2004 and are included in the Company's accounts payable and accrued liabilities as at April 30, 2005: James DeMesa - 2005: $44,000 and 2004: $29,333; Arthur Ayres - 2005: $17,500 and 2004: $11,667; Jacob Clement - 2005: $33,000 and 2004: $22,000; Nancy Coulson - 2005: $22,500 and 2004: $15,500; William Milligan - - 2005: $22,500 and 2004: $15,500.

(2)

Options for the purchase of 200,000 common shares were awarded to James DeMesa on May 17, 2005 and are not included herein (see "- Compensation of the Chief Executive Officer - Stock Options").  These options were granted pursuant to the Company's 1996 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

(3)

Options for the purchase of 30,000 common shares in respect of the financial year ended April 30, 2005 were awarded on June 15, 2005 to each of Arthur Ayres, Jacob Clement, Nancy Coulson and William Milligan and are not included herein.   These options were granted to the Named Executive Officers pursuant to the Company's 1996 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

(4)

Amount relates to relocation related costs for the period.

(5)

Five day average closing price of the Common Shares on The Toronto Stock Exchange as per the Company's 2000 Incentive Stock Option Plan.

(6)

Option vests in four tranches (¼ on date of grant and ¼ on each of 1st, 2nd and 3rd anniversaries of the grant).  Each tranche expires five years after date vested.

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

The Company's compensation policies and programs for executive officers currently consist of a base salary, results compensation (i.e. performance bonus), stock options, benefit programs generally available to all employees of the Company and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis. The components of the incentive-based compensation program are primarily annual. Stock options are awarded based on the achievement of annual objectives but through vesting provisions provide employees with a long term incentive to achieve results and remain with the Company.  The emphasis of the entire results compensation program has been designed to focus and reward executive officers and other employees, whether cash or options,  on the achievement of annual corporate objectives which are, in turn, intended to lead to the achievement of longer term goals.

The Company's results compensation program, which is generally applicable to all employees of the Company, is based on the achievement of corporate objectives.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives.  Individual/functional objectives are also established annually for all executive officers.

For the financial year ended April 30, 2005, the potential results compensation for the Chief Executive Officer was 50% of his annual base salary and for each other executive officer was 30% of their annual base salary.  The amount of the results compensation for the achievement of corporate objectives can be increased or decreased by up to 20% thereof based on the increase or decrease in the price of the Company's Common Shares over the financial year.  The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, the other executive officers and the total payouts pursuant to the results compensation program.

Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Options are exercisable for a period of five years from the date of vesting.  Option grants for all employees, including executive officers, are reviewed on an annual basis.  In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information.  Additionally, as outlined above, the number of corporate objectives achieved during the year and the result of the employee's performance review factor into the amount of the annual option grant to each employee.  For the financial year ended April 30, 2005, the Company granted the maximum number of options allowed under the respective ranges to the other executive officers and employees (grant date was June 15, 2005). The maximum number was granted as there were no annual compensation reviews as of May 1, 2005 due to the Company's cash conservation measures.

We do not have any pension, retirement or similar benefits and therefore no amounts are set aside for such benefits.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2005, Dr. DeMesa's compensation includes a base salary, results compensation based on the achievement of corporate objectives, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa's compensation annually considering his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Specifically, the Compensation Committee considers the following when reviewing Dr. DeMesa's compensation:

•

compensation of Chief Executive Officers of other Canadian public biotech companies collected by the Company;

•

survey results for Chief Executive Officers of other Canadian biotech companies; and

•

survey results for Chief Executive Officers of U.S. biotech companies adjusted for foreign currency and tax rate differences.

Dr. DeMesa's performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa's base salary is reviewed by the Compensation Committee on an annual basis following the end of the Company's fiscal year. Dr. DeMesa's base salary was set at $440,000 per year effective May 1, 2003.  Effective September 1, 2003, Dr. DeMesa volunteered to participate in a 10% deferral of his base salary as part of the Company's cash management program (as at April 30, 2005 the cumulative amount of Dr. DeMesa's base salary deferral is $73,333; and payout of the deferral will be considered as the financial position of the Company improves). No change was made to Dr. DeMesa's base salary for the financial year commencing May 1, 2004 following a review by the Compensation Committee. The annual review of Dr. DeMesa's compensation for the year commencing May 1, 2005 was not completed, as the Board approved a 20% voluntary reduction in his base salary effective August 1, 2005 as one of cash conservation steps taken by the Company. Dr. DeMesa's current base salary is $352,000 per annum of which $44,000 is the amount subject to the 10% deferral. For purposes of results compensation and any termination payments Dr. DeMesa's former base salary of $440,000 remains applicable.

Cash Incentive Compensation

For the financial year ended April 30, 2005, the potential results compensation for Dr. DeMesa was 50% of his annual base salary. The Compensation Committee determined that 13% (1 out of 8) of the Fiscal 2005 corporate objectives were achieved.  In addition, the Company's share price decreased by 48% during the financial year ended April 30, 2005 and thus, Dr. DeMesa's results compensation was decreased by 8% to reflect this decrease in the Company's Common Share price. Based on the forgoing Dr. DeMesa's results compensation for the financial year ended April 30, 2005 was $22,770. In recognition of Dr. DeMesa's 20% salary reduction and the continuation of the 10% base salary Dr. DeMesa will be eligible to earn additional results compensation for the financial year ending April 30, 2006 of up to approximately $200,000 based on strengthening the Company's financial position.

Stock Options

For the financial year ended April 30, 2004, Dr. DeMesa was granted an option on June 14, 2004, to purchase 52,500 Common Shares at $1.20 per Common Share with 13,125 options vesting immediately and 13,125 options vesting on each of June 14, 2005, June 14, 2006 and June 14, 2007. This option grant is consistent with the methodology adopted for all other executive officers and employees of the Company for the financial year ended April 30, 2004 being: (i) a results-based method that reflects the percentage of corporate objectives achieved and the Company's formal performance review process and (ii) vesting provisions of 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.

For the financial year ended April 30, 2005 Dr. DeMesa was granted an option on May 17, 2005, to purchase 200,000 Common Shares at $0.50 per Common Share with 50,000 options vesting immediately and 50,000 options vesting on each of May 17, 2006, May 17, 2007 and May 17, 2008. This option grant is higher than what otherwise would have resulted based on the corporate objectives achieved for the year and the Company's formal review process - this increased option grant is in recognition of the 20% voluntary reduction in Dr. DeMesa's base salary, no salary review for the year and continuation of the 10% base salary deferral.

Compensation of Directors

Cash Compensation

The Company's directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Alistair Duncan, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit are currently compensated on the preceding basis.  Michael Abrams is eligible for the retainer and meeting fees as described above, however he has elected not to receive any cash compensation at this time. For the period September 1, 2004 to February 28, 2005 pursuant to a consulting agreement entered into as part of the MitoKor acquisition, Dr. Moos was compensated at a rate of US$12,500 per month and did not receive the non-executive compensation described above. Commencing March 1, 2005, Dr. Moos may receive US$200 per consulting hour in addition to the non-executive director compensation described above. David Scott is paid a fixed fee of $1,667 per month for his services as a director and an additional $6,667 per month in his capacity as Chairman of the Company (effective August 1, 2005 this $6,667 is being reduced to $5,000 per month as Mr. Scott has volunteered to take the reduction as one of the cash conservation steps taken by the Company).  Effective September 1, 2003, Mr. Scott participated, along with senior executives of the

Company, in a 10% compensation deferral as part of the Company's cash management program.  Total fees to non-executive directors for the year ended April 30, 2005 were $270,059.

Equity Compensation

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors of the Company and to closely align the personal interests of such persons to those of the shareholders.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company's Annual General Meeting. Options granted to Directors are priced at market in accordance with the terms of the Company's incentive stock option plans, vest upon grant and are exercisable for a term of five years.  Alistair Duncan, David Scott, Michael Abrams, Steven Gillis, Keith Schilit and Colin Mallet are currently compensated on the preceding basis. Walter Moos was granted an option to purchase 250,000 Common Shares on the date of the definitive agreement to acquire MitoKor of which 150,000 vest over three years commencing upon completion of the acquisition (which occurred on August 31, 2004) and the remaining 100,000 vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon re-election to the board for non-executive directors (as described above) after August 31, 2007.

On September 12, 2002, the Compensation Committee and the Board approved an amendment to the Company's 2000 Incentive Stock Option Plan which placed a limit on the aggregate number of options held at any one time by the Company's non-management directors.  As a result, the Common Shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of the Company's total issued and outstanding Common Shares.

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

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company.  In carrying out its mandate the Board holds at least four in person meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company's business and the opportunities or risks which the Company faces from time to time. The Board held a total of 8 meetings during the Company's financial year ended April 30, 2005.  To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, as more particularly discussed below.

Audit Committee

The Audit Committee, which held six meetings during the financial year ended April 30, 2005, consists of three members:  Alistair Duncan (the chair), Colin Mallet and Keith Schilit.  See also "ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT". The Audit Committee operates under a charter. The Audit Committee, through its adherence to the Audit Committee charter assists the Board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by:

•

reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•

meeting at least quarterly with the Company's external auditor;

•

reviewing the adequacy of the system of internal controls;

•

reviewing any relevant accounting and financial matters including reviewing the Company's public disclosure of information extracted or derived from the Company's financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

•

pre-approving all non-audit services and recommending the appointment of external auditors; and

•

reviewing and approving the Company's hiring policies regarding personnel of the Company's present and former external auditor

A copy of the Audit Committee Charter can be found on  the Company's web site at www.migenix.com or a copy can be requested from the Director of Investor Relations who can be reached by telephone at (800) 665-1968 ext 241

Compensation Committee

The Compensation Committee, which held three meetings during the financial year ended April 30, 2005, currently consists of three members:  David Scott (the chair), Steven Gillis and Alistair Duncan.  The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers, compensation of directors, and for reviewing and making recommendations with respect to compensation policies and programs generally, including the granting of options under the Company's incentive stock option plans.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which held four meetings during the financial year ended April 30, 2005, currently consists of three members:  Colin Mallet (the chair), Michael Abrams and David Scott.  The Corporate Governance & Nominating Committee is responsible for reviewing and making recommendations on the size and composition of the Board and standing committees of the Board, screening potential Board members and in reviewing corporate governance matters.

EMPLOYEES

As of April 30, 2005, we employed 38 (2004: 40; 2003: 55) persons full time at our Vancouver, British Columbia, Canada location, 35 of whom hold advanced degrees in science, medicine or business, including 19 who hold Ph.D., M.D. and/or Master degrees.  Of this work force, 18 employees are engaged in or directly support research and development activities, 9 employees are engaged in clinical development and manufacturing activities, and 11 are engaged in business development, finance, human resources, investor relations and information technology activities.

As a result of the acquisition of MitoKor August 31, 2004 we added 2 full time research and development employees and one part-time administrative person to our workforce. These employees are located in San Diego, California, USA.

All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

SHARE OWNERSHIP

The following table sets forth as of July 28, 2005 the number of common shares, preferred shares and options to purchase common shares beneficially owned by the individuals who served as (i) directors as at April 30, 2005; (ii) Chief Executive Officer and Chief Financial Officer of the Company during the financial year ended April 30, 2005; and (iii) the three other most highly paid executive officers of the Company whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2005:

[rest of page left intentionally blank]

Name	Shares Owned		Options to Purchase Common Shares Held
	Number/Class	Percent	Number	Exercise Price	Expiry Date(1)

David Scott	20,000 common	0.03%	25,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
James M. DeMesa	95,000 common	0.13%	1,000,000 75,000 35,000 52,500 200,000	$1.59 $0.79 $1.79 $1.20 $0.50	October 31, 2009 August 31, 2011 June 1, 2011 June 13, 2012 May 16, 2013
Michael J. Abrams	nil	0.00%	40,000 7,500	$1.47 $0.89	July 1, 2008 September 7, 2009
Alistair Duncan	nil	0.00%	40,000	$0.89	September 7, 2009
Steven Gillis	10,000 common	0.01%	5,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
Colin R. Mallet	20,000 common	0.03%	5,000 15,000 7,500 7,500 7,500 7,500	$5.55 $4.90 $1.86 $0.95 $0.55 $0.89	September 6, 2005 March 7, 2006 September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009
Walter Moos	95,955 common 66,000 Series E preferred	0.13% 1.65%	250,000	$1.07	August 31, 2012
W. Keith Schilit	Nil	0.00%	50,000 40,000	$0.89 $0.76	March 27, 2007 November 14, 2009
Arthur J. Ayres(2)	75,450 common	0.10%	2,500 25,000 10,000 65,000 15,000 15,000 30,000	$4.20 $5.45 $5.28 $0.89 $1.79 $1.20 $0.38	March 9, 2006 January 26, 2009 January 26, 2010 March 27, 2010 June 1, 2011 June 13, 2012 June 14, 2013
Jacob Clement	35,000 common	0.05%	300,000 13,500 18,000 30,000	$0.92 $1.79 $1.20 $0.38	August 11, 2010 June 1, 2011 June 13, 2012 June 14, 2013
Nancy Coulson	24,200 common	0.03%	150,000 21,000 21,000 30,000	$0.80 $1.79 $1.20 $0.38	February 17, 2010 June 1, 2011 June 13, 2012 June 14, 2013
William D. Milligan	20,100 common	0.03%	200,000 15,000 15,000 30,000	$0.85 $1.79 $1.20 $0.38	March 31, 2010 June 1, 2011 June 13, 2012 June 14, 2013

(1) Each tranche of the option expires five years after the date vested.  The expiry date in this table is the expiry date of the last tranche vested.

(2) Mr. Ayres also holds warrants to purchase 10,000 common shares at $0.55 per common share, expiring on May 31, 2008.

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

As a guideline currently set in place by the Committee, options granted to employees and officers vest in four equal instalments commencing on the date of grant over three years.  Options granted to directors who are not executive officers vest fully upon the date of grant.

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

There are currently two option plans pursuant to which the Company has granted options:

2000 Stock Option Plan (the "2000 Stock Option Plan")

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Stock Option Plan was amended at the Company's 2002 Annual General Meeting to make available 4,000,000 Common Shares reserved for issuance of which 3,250 common shares have been issued as of July 28, 2005 leaving 3,996,750 Common Shares that can be issued. As of July 28, 2005, options to purchase a total of 3,003,475 Common Shares are outstanding under the 2000 Stock Option Plan and 993,275 Common Shares are available for future option grants.

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

1996 Stock Option Plan (the "1996 Stock Option Plan")

The 1996 Stock Option Plan was adopted by us on February 9, 1996 and was ratified by our shareholders on October 24, 1996.  The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the board of directors authorized the resumption of granting of options under the 1996 Stock Option Plan but only to the extent that previously granted options had expired unexercised.  Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526 of which 72,000 have been issued as of July 28, 2005, leaving 1,525,526 common shares that can be issued. As of July 28, 2005, options to purchase a total of 1,513,300 common shares are outstanding under the 1996 Stock Option Plan and 12,226 Common Shares are available for future option grants.

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

[rest of page left intentionally blank]

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

At the close of business on July 28, 2005, 75,445,428 common shares without par value in the capital stock of the Company were issued and outstanding, each such share carrying the right to one vote.  There are no other classes of voting securities outstanding.

MAJOR SHAREHOLDERS

We are a publicly-owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. We are not owned or controlled, directly or indirectly, by another corporation or any foreign government.

There are no known arrangements, the operation of which, may at a subsequent date result in a change in control.

To our knowledge, the following discloses the only group which exercises control or direction over common shares carrying more than 5% of the votes attached to our outstanding common shares as of July 28, 2005:

Name	Designation of Class	Number of Securities Over Which Control or Direction Exercised	Percentage of Class (2)
Biotechnology Value Fund, L.P.	Common Shares	8,200,000 (1)	10.9%

(1) Biotechnology Value Fund purchased 7,800,000 common shares of the Company on December 3, 2002 as part of a $5.5 million private placement of 7,850,000 common shares. Prior to the private placement Biotechnology Value Fund had no holdings in the Company. In addition, Biotechnology Value Fund, L.P. holds warrants exercisable to purchase 981,211 common shares at $1.50 per share and 981,210 common shares at $3.00 per share. These warrants, subject to certain earlier expiry provisions, expire December 5, 2005 and December 3, 2007, respectively. The warrants also have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.  If fully exercised, Biotechnology Value Fund would beneficially own 13.1% of the issued and outstanding common shares based on the July 28, 2005 outstanding shares plus the maximum number of shares that could be issued to Biotechnology Value Fund on exercise of the warrants.

(2)  Based on 75,445,428 issued and outstanding common shares on July 28, 2005.

The percentage holdings of Biotechnology Value Fund have decreased as a result of subsequent financings and other equity issuances.

At October 25, 2002, Greystone Capital Management Inc. ("Greystone") exercised control or discretion over 3,543,014 common shares representing 9.0% of the then issued and outstanding common shares. These common shares were held for various accounts managed by Greystone, none of which individually held more than 5% of the common shares, and not beneficially for Greystone.   At September 12, 2003 Greystone had none of the Company's common shares under management and to our knowledge Greystone currently holds less than 5% of our issued and outstanding common shares.

According to information provided by our registrar and transfer agent, as of July 22, 2005, we had 187 United States stockholders of record who held in the aggregate 18,633,758 common shares representing approximately 24.7% of the common shares outstanding at that date.  We believe we have approximately 730 beneficial owners of our common shares in the United States.  This belief is based on the registered stockholder list as of July 22, 2005 and a preliminary indication of the number of proxy statements and annual reports required by US intermediaries, for our Annual General Meeting to be held on September 6, 2005.

RELATED PARTY TRANSACTIONS

Except as otherwise discussed below, in "ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - COMPENSATION" and "MAJOR SHAREHOLDERS" above, no director or member of senior management of MIGENIX or major shareholder (as disclosed under the heading "Major Shareholders" above), or associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction with us within the period May 1, 2004 to July 28, 2005 or in any proposed transaction which has materially affected or will materially affect us.  Additionally there have been no loans during the period May 1, 2004 to July 28, 2005 to any of the aforementioned parties by us.

As part of the acquisition of MitoKor Inc. we acquired a note receivable in the amount of US$25,000 from Dr. Howell who is the VP Research (San Diego) of the Company. This note is non-interest bearing and repayable on May 15, 2006.

In connection with the acquisition of MitoKor Inc. a portion of the consideration paid by the Company to acquire MitoKor was paid (following approval by MitoKor's shareholders) to certain members of MitoKor's management, employees and others that had contributed to the completion of the acquisition.  Dr. Moos, Dr. Howell and two former employees of MitoKor employed by the Company at April 30, 2005 participated in the bonus payment.

Walter Moos was appointed a director of the Company as part of our acquisition of MitoKor and also serves as the Stockholders' Agent for the MitoKor stakeholders under an Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor.

During the year ended April 30, 2005, we incurred legal fees of $0.6 million [2004 - $0.8 million; 2003 - $0.7 million] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2005, is $0.2 million [2004 - $0.6 million] owed to this law firm. This amount is payable under normal trade terms.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

[rest of page left intentionally blank]

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements" for our consolidated financial statements for the year ended April 30, 2005.

Legal Proceedings

There are no legal, bankruptcy, receivership or similar proceedings to which we are a party or to which our property is the subject matter.  We are not aware of any proceedings to which any of our directors, officers or affiliates, or any associate of any such directors, officers, or affiliates is a party adverse to us or has a material interest adverse to us.

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

SIGNIFICANT CHANGES

There have been no significant changes since the April 30, 2005 financial statements except as otherwise disclosed in this annual report, including:

•

On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6.5 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008. In connection with the public offering the Company: [i] paid the agents a cash commission of approximately $0.5 million and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $0.5 million in legal, professional and other costs.

ITEM 9.   THE OFFER AND LISTING

Markets

Our common shares trade on the Toronto Stock Exchange ("TSX"), having the trading symbol "MGI" and ISIN # CA 59861R1047 (formerly CUSIP #594940-10-8) and trade in the United States over-the-counter (pink sheets), under the trading symbol "MGIFF".   Our common shares also trade in Germany on the Berlin, Frankfurt and Munich exchanges (symbols: 885451.BE; 885451.F; and 885451.MU).

Offer and Listing Details

Principal Non-United States Trading Market

The following table sets forth the volume of trading on the TSX, together with high and low market prices (Canadian dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (Canadian dollars)
		High	Low
Five most recent financial years ended April 30:
2001	12,273,491	$8.25	$3.10
2002	20,509,352	$3.60	$0.78
2003	18,494,866	$1.23	$0.58
2004	39,452,958	$1.85	$0.45
2005	16,415,800	$1.25	$0.51

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2003	14,326,583	$1.85	$0.47
October 31, 2003	10,056,131	$0.82	$0.45
January 31, 2004	3,582,529	$0.79	$0.60
April 30, 2004	11,487,715	$1.28	$0.67
July 31, 2004	4,644,800	$1.25	$0.85
October 31, 2004	3,321,400	$0.97	$0.78
January 31, 2005	3,886,500	$0.90	$0.71
April 30, 2005	4,563,100	$0.85	$0.50

Six most recent months:
January 2005	1,100,249	$0.90	$0.74
February 2005	1,138,621	$0.85	$0.74
March 2005	1,091,100	$0.79	$0.65
April 2005	2,331,471	$0.77	$0.50
May 2005	2,705,600	$0.63	$0.38
June 2005	3,584,200	$0.44	$0.32
July 1 - 28, 2005	1,038,570	$0.48	$0.40

The closing price of our common shares on the TSX was $0.42 on July 28, 2005.

Principal United States Trading Market

The following table sets forth the volume of trading on the over-the-counter market (pink sheets) in the United States, together with high and low market prices (US dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (United States dollars)
		High	Low
Five most recent financial years ended April 30:
2001	298,700	$13.46	$2.06
2002	245,600	$3.36	$0.51
2003	381,500	$0.70	$0.41
2004	964,427	$0.94	$0.32
2005	796,669	$0.94	$0.44

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2003	377,700	$2.35	$0.36
October 31, 2003	153,700	$0.49	$0.32
January 31, 2004	232,695	$0.60	$0.45
April 30, 2004	200,332	$0.94	$0.56
July 31, 2004	132,310	$0.94	$0.61
October 31, 2004	65,796	$0.80	$0.60
January 31, 2005	383,386	$0.78	$0.58
April 30, 2005	138,177	$0.65	$0.44

Six most recent months:
January 2005	15,011	$0.72	$0.58
February 2005	5,200	$0.65	$0.65
March 2005	67,690	$0.65	$0.58
April 2005	65,287	$0.58	$0.44
May 2005	109,262	$0.49	$0.33
June 2005	72,282	$0.32	$0.25
July 1 - 28, 2005	128,546	$0.39	$0.32

The closing price of our common shares on the Pink Sheets was US$0.36 on July 28, 2005.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

ARTICLES

On March 29, 2004, British Columbia adopted the new Business Corporations Act (the "Act") to replace the existing British Columbia Company Act. There are a number of differences between the new Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions.  To take full advantage of the legislative opportunities offered by the Act, management and the Board of Directors reviewed the articles of the Company and the new Act to determine what changes, if any, would provide a benefit to the Company and its shareholders.  These changes included the adoption of new articles and a change to the authorized capital of the Company.  On September 8, 2004, the shareholders of the Company approved the proposed changes at the Company's annual general meeting.

We were continued as a company pursuant to the British Columbia Business Corporations Act (the "Act") under registry number C-404088 (See "ITEM 4. INFORMATION ON THE COMPANY - HISTORY AND DEVELOPMENT OF THE COMPANY"). Our Notice of Articles and Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

Power to vote on matters in which the director is materially interested - The Articles state that a director who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with his or her duty or interest as a director must disclose the nature and extent of the conflict in accordance with the provisions of the Act.

A director is not entitled to vote in respect of any contract or transaction with us in which he or she holds a disclosable interest on any directors' resolution to approve the contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of the directors may vote on such resolution.  If he or she does vote, the vote will not be counted but he or she shall be counted in the quorum present at the meeting at which such vote is taken; a director of the Company does not hold a disclosable interest in a contract or transaction merely because:

(i)

the contract or transaction is an arrangement by way of security granted by the Company for money loaned to, or obligations undertaken by, the director or a person in whom the director has a material interest, for the benefit of the Company or an affiliate of the Company;

(ii)

the contract or transaction relates to an indemnity or insurance of officers and directors under the Act;

(iii)

the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or an affiliate of the Company;

(iv)

the contract or transaction relates to a loan to the Company, and the director or a person in whom the director has a material interest is or is to be a guarantor of some or all of the loan; or

(v)

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

Director remuneration - Our Articles provide that the remuneration of the directors may be determined by the directors or, if the directors shall so decide, by the shareholders.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of us who is also a director.

The Articles provide that directors will be repaid for reasonable expenses they incur on behalf of our business and if any director performs any professional or other services for us that in the opinion of the directors are outside the ordinary duties of a director or will otherwise be specially occupied in or about our business, he or she may be paid a remuneration to be fixed by the board of directors, or, at the option of the director, by ordinary resolution at a general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.  The directors, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with us or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension, or allowance.

Borrowing powers of directors - The Articles provide that the directors may, on our behalf:

(i)

borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions the directors consider appropriate;

(ii)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of ours or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(iii)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(iv)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on the whole or any part of our present and future assets and undertaking of the Company.

Variation of the foregoing borrowing powers requires an amendment to the Articles, which requires the approval of our shareholders by way of a special resolution.  A special resolution (a "Special Resolution") means a resolution passed by a majority of not less than 2/3 of the votes cast by our shareholders who, being entitled to do so, vote in person or by proxy at our general meeting, or a resolution consented to in writing by every shareholder who would have been entitled to vote in person or by proxy at a general meeting.

Retirement of directors under an age limit requirement - Our Notice of Articles and Articles do not impose any mandatory age-related retirement requirement for directors.

Share requirement for directors - Our Notice of Articles and Articles do not provide that a person must hold shares to be qualified to act as a director.

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

Preferred Shares - We are authorized to issue preferred shares in one or more series.  The directors are authorized to fix the number of preferred shares in each series and to determine the designation, rights and restrictions attached to each such series. The Company has designated Series A, B, C, D and E preferred shares (See "ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - LIQUIDITY AND CAPITAL RESOURCES" and "ITEM 18. FINANCIAL STATEMENTS").

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

Amendment of Rights

We may, by Special Resolution, alter our Notice of Articles or Articles to create or vary the special rights or restrictions attached to any shares by filing a certified copy of such resolution with the Registrar of Companies in the Province of British Columbia, but no right or special right attached to any issued shares may be prejudiced or interfered with unless all shareholders holding shares of each class or series whose right or special right is prejudiced or interfered with consent in writing by separate Special Resolution.

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

Limitations in Right to own Securities

Our Articles do not provide for any limitations on the rights to own securities (see also "EXCHANGE CONTROLS" below).

Change of Control

Our Articles do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving the Company. We do, however, have a Shareholder Rights Plan (see "- Shareholder Rights Plan" below).

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

In addition, we may, by Special Resolution, alter the Notice of Articles to change all or any or any of our unissued, or fully paid issued, shares with par value into shares without par value or any of our unissued shares without par value into shares with par value; alter the identifying name of any of our shares; or otherwise alter our shares or authorized share structure when required or permitted to do so by the Act. The directors are authorized by resolution to subdivide or consolidate all or any of the Company's unissued, or fully paid, issued shares.

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

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders (as defined in the Rights Plan Agreement) by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below). The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a takeover bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitted Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid. Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it. If a majority of the Common Shares other than those beneficially owned by the acquiror are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose. Common Shares deposited pursuant to a takeover bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis. The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders' meeting. As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.

Notwithstanding the foregoing, the Board may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty. It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flip-in Event"). In addition, until the occurrence of a Flip-in Event or a "Flip-over Transaction or Event" (as discussed below), the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

If an acquiror does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders. In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the acquiror.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board authorized the Company to issue one Right in respect of each outstanding Common Share to holders of record as at the Record Time (as defined in the Rights Plan Agreement) and authorized the Company to issue one Right for each Common Share issued after the Record Time and prior to the "Separation Time" (as defined below). The initial exercise price of a Right is $100 (the "Exercise Price"). The Exercise Price is subject to certain adjustments as described below. Conditional upon confirmation of the Rights Plan Agreement by the Independent Shareholders of the Company at the Meeting, the rights will expire 10 years after the Effective Date (the "Expiration Date"), unless exchanged or redeemed earlier by the Company as described below, but is conditional upon reconfirmation by the Independent Shareholders of the Company at the annual general meeting of the Company that is held in 2005.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Company, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will "flip-in" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price. For example, if at the time of such announcement the Exercise Price is $100 and the Common Shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 Common Shares for a price of $100 (the number of Common Shares at 50% of market value that can be obtained for the Exercise Price). Similarly, in the event that the Company undergoes a merger or amalgamation or similar transaction, or disposes of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of the operating income or cash flow of the Company and its subsidiaries taken together (a "Flip-over Transaction or Event"), each Right (other than any held by the acquiror) will "flip-over" to entitle the registered holder to acquire Common Shares in the continuing or acquiring company at a 50% discount.

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

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company's voting shares.Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights. A Permitted Bid or Competing Permitted Bid is a Take-over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the takeover bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

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

(6)

Collaboration and License Agreement with Fujisawa Healthcare, Inc. dated July 8, 2002 for the co-development and commercialization of MX-226.

(7)

Collaboration and License Agreement with Hybridon, Inc. dated September 11, 2002 in respect of the Company's HPV Antisense drug candidate.

(8)

Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with the Collaboration and License Agreement in #7 above.

(9)

License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.

(10)

Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement (as above).

(11)

License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.

(12)

Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement (as above).

(13)

Agreement and Plan of Merger and Reorganization with Mitokor, Inc. dated April 15, 2004.

(14)

Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with Mitokor, Inc

(15)

Collaboration and License Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 for the co-development and commercialization of MX-226.

(16)

Stock Purchase Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 in connection with the Collaboration and License Agreement (as above).

(17)

License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division.

(18)

License and Royalty Agreement dated November 4, 1998 by and between MitoKor, Inc. and Pfizer Inc.

(19)

Patent License Agreement with Research Component dated February 4, 1999 by and between Apollo BioPharmaceutics Inc. and University of Florida Research Foundation.

(20)

License Agreement with Washington University dated March 21, 2005

(21)

Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401.

(22)

Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing.

(23)

Warrant Indenture with Pacific Corporate Trust Co. dated May 31, 2005 in connection with the May 31, 2005 financing.

(24)

Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for MX-3253.

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

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the ICA (a "non-Canadian") making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $250,000,000 (in 2005).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada. In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

(a) acquisition of common shares by a person in the ordinary course of business of that person's business as a trader or dealer in securities;

(b) acquisition of control of a Canadian corporation in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

(c) acquisition of control of a Canadian corporation by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the corporation, through the ownership of voting interests, remains unchanged.

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the ownership of voting interests and that two-thirds of the members of the board of directors of the corporation are Canadians.

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

In addition to the foregoing, the ICA requires formal notification to the Canadian government of all other acquisitions of control of Canadian businesses by non-Canadians.  These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review purposes.

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

This summary is based upon the current provisions of the ITA, the Income Tax Regulations (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency (formerly Canada Customs and Revenue Agency), and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations publicly announced prior to the date hereof by the Minister of Finance (Canada).  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

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

Dividends

Dividends, including stock dividends, paid or credited or deemed to be paid or credited on the common shares of the Company to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.  These Convention reductions are not available to beneficial owners who are a US LLC corporation.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of common shares of the Company unless such shares constitute taxable Canadian property of the US Resident and the US Resident is not entitled to the benefits of the Convention with regards to capital gains.  Common shares of the Company will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of the common shares of the Company, the US Resident, or persons with whom the US Resident did not deal at arm's length, or the US Resident together with persons with whom the US resident did not deal at arm's length owned 25% or more of the issued shares of any class of the capital stock of the Company.

Where a US resident realizes a capital gain on a disposition of shares that constitute "taxable Canadian property", the Convention relieves the US resident from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding the disposition, was resident in Canada at any time during the 10 years immediately preceding the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

These Convention benefits are generally not available to beneficial owners who are a US LLC corporation.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares of the Company ("Common Shares").

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service ("IRS"), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of the Company.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.  (See "Taxation—Canadian Federal Income Tax Consequences" above).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at "Disposition of Common Shares" below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date" (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

The Company generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) the Company is incorporated in a possession of the U.S., (b) the Company is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a "passive foreign investment company" (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the "Treasury") and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a "passive foreign investment company" for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a "passive foreign investment company" for the taxable year ended April 30, 2005.  The Company believes that it may, however, be a "passive foreign investment company" for the taxable year ending April 30, 2006.  (See more detailed discussion at "Additional Rules that May Apply to U.S. Holders" below).  There can be no assurance that the IRS will not challenge the determination made by the Company concerning its "passive foreign investment company" status or that the Company will not be a "passive foreign investment company" for the current or any future taxable year.  Accordingly, there can be no assurances that the Company will be a QFC for the current or any future taxable year, or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt.  Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the "dividends received deduction."  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as "U.S. source" for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at "Foreign Tax Credit" below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses and net capital losses are subject to complex limitations.  For a U.S. Holder that is an individual, estate, or trust, capital losses may be used to offset capital gains and up to US$3,000 of ordinary income.  An unused capital loss of a U.S. Holder that is an individual, estate, or trust generally may be carried forward to subsequent taxable years, until such net capital loss is exhausted.  For a U.S. Holder that is a corporation, capital losses may be used to offset capital gains, and an unused capital loss generally may be carried back three years and carried forward five years from the year in which such net capital loss is recognized.

Foreign Tax Credit

A U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source."  In addition, this limitation is calculated separately with respect to specific categories of income (including "passive income," "high withholding tax interest," "financial services income," "general income," and certain other categories of income).  Dividends paid by the Company generally will constitute "foreign source" income and generally will be categorized as "passive income" or, in the case of certain U.S. Holders, "financial services income."  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to "passive income" and "general income" (and the other categories of income, including "financial services income," are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from certain sales or other taxable dispositions of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a "controlled foreign corporation," or a "passive foreign investment company" (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

The Company generally will be a "controlled foreign corporation" under Section 957 of the Code (a "CFC") if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a "10% Shareholder").

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder's pro rata share of the "subpart F income" (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder's pro rata share of the earnings of the Company invested in "United States property" (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the "earnings and profits" of the Company that are attributable to such Common Shares.  If the Company is both a CFC and a "passive foreign investment company" (as defined below), the Company generally will be treated as a CFC (and not as a "passive foreign investment company") with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC.  However, there can be no assurance that the Company will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

The Company generally will be a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the Company for such taxable year is passive income or (b) 50% or more of the assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the Company is not publicly traded and either is a "controlled foreign corporation" or makes an election).  "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.

In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

The Company does not believe that it was a PFIC for the taxable year ended April 30, 2005.  The Company believes that it may, however, be a PFIC for the taxable year ending April 30, 2006 and that it has been a PFIC in prior years.  Whether the Company will, in fact, be a PFIC for the taxable year ending April 30, 2006 depends on the assets and income of the Company over the course of the taxable year ending April 30, 2006 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance that the IRS will not challenge the determination made by the Company concerning its PFIC status or that the Company will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election").  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder."

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares and (b) any excess distribution paid on the Common Shares.  A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125% of the average distributions received during the three preceding taxable years (or during a U.S. Holder's holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder's holding period and beginning after December 31, 1986 for which the Company was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if the Company was a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if the Company was also a CFC, such U.S. Holder's pro rata share of the post-1986 "earnings and profits" of the Company as of the qualification date.  The "qualification date" is the first day of the first taxable year in which the Company was a QEF with respect to such U.S. Holder.  The election to recognize such gain or "earnings and profits" can only be made if such U.S. Holder's holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or "earnings and profits," such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which the Company is not a PFIC.  Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which the Company is a PFIC.

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

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares are marketable stock.  The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Common Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election.  In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

DOCUMENTS ON DISPLAY

Copies of all filings made with the Securities and Exchange Commission can be obtained from www.sec.gov. Copies of all documents filed with the Securities Commissions in Canada can be obtained from www.sedar.com.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including interest rates earned on investments, credit risks on investments and foreign currency exchange rates.  We do not use derivative financial instruments.

Inflation has not had a significant impact on our results of operations.

Interest Rate and Credit Risk

At April 30, 2005 we had $162,617 (April 30, 2004: $2,931,267) in cash equivalents (maturities 3 months or less at time of purchase) and $10,846,462 (April 30, 2004: $17,335,814) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is the protection of principal, and accordingly we invest in high grade liquid commercial paper and government securities with varying maturities, not exceeding three years, selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. We purchased such investments for investment purposes only and not for trading or speculative purposes. The weighted average interest rate for the cash equivalents was 2.1% and the weighted average interest rate for the short-term investments was 2.5% with maturities to March 8, 2006.  These cash equivalents and short term investments are highly liquid and as such, we have the ability to sell the investments before maturity if necessary.  However, it is our intent to (and we have the ability to) hold these investments to maturity.  We monitor the credit ratings of our investments on a monthly basis. As such we do not believe we have a material exposure to interest rate or credit risk.

Foreign Currency Risk

We operate internationally, however virtually all of our expenditures are in Canadian or United States dollars.  The majority (94% at April 30, 2005) of our cash, cash equivalents and short term investments are maintained in Canadian dollars.  As at April 30, 2005; (i) $727,438 (US$578,020) of our cash and cash equivalents, (ii) $239,832 (US$190,570) of our amounts receivable and (iii) $852,975 (US$677,771) of our accounts payable and accrued liabilities were denominated in United States dollars.  Our United States dollar denominated funds are used to fund the Company's ongoing United States dollar denominated expenditures (primarily clinical development costs and the U.S. operations).  Due to our net United States dollar working capital position in Fiscal 2005 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $135,074 for the year ended April 30, 2005 (see "ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS - OPERATING RESULTS - Other Income and Expenses").  As at April 30, 2004; (i) $1,235,523 (US$900,461) of our cash and cash equivalents and (ii) $660,905 (US$481,674) of our accounts payable and accrued liabilities were denominated in United States dollars.  Due to our net United States dollar working capital position in Fiscal 2004 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $220,690 for the year ended April 30, 2004 (see "Item 5, Operating and Financial Review and Prospects - Other Income and Expenses"). During the year ended April 30, 2005, our net United States dollar denominated expenditures were approximately US$3.5 million (April 30, 2004: US$4.7 million) net of United States dollar cash receipts.  Had the average value of the Canadian dollar declined by ten percent compared to the United States dollar, our net loss would have increased by approximately $0.3 million (April 30, 2004: $0.4 million).

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 - CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.   The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report (the "Evaluation Date").  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Alistair Duncan, current chair of the Audit Committee meets the requirements of an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Duncan is "independent", as that term is defined for audit committee members under the rules of the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

The Company has a code of ethics (designated "System of Ethics & Guidelines for Business Integrity") which governs the actions of and is applicable to the directors, officers and employees of the Company and its subsidiaries. The code of ethics deals with the following issues:

•

integrity and honesty

•

compliance with laws and regulations;

•

corporate opportunities and conflicts of interest;

•

the quality of public disclosures;

•

the protection and appropriate use of the Company's properties;

•

the protection of confidential information and property; and

•

fair behaviour

•

guidance and support for complying with the code of ethics

•

anonymous reporting hotline for confidential reporting of any concerns

All interested investors may acquire a copy of our code of ethics free of charge by request (also posted in the Corporate Governance section of our corporate website www.migenix.com). There have been no waivers to the code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has acted as the auditors of the Company since October 28, 1994. The aggregate fees billed for professional services rendered by Ernst & Young LLP for the financial years ended April 30, 2005 and 2004 are as follows:

	April 30, 2005	April 30, 2004
Audit Fees	$152,000	$65,000
Audit-Related Fees	$91,000	$24,000
Tax Fees	$1,000	$1,000
All Other Fees	$Nil	$Nil

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of the Company's annual consolidated financial statements, the review of the Company's quarterly consolidated financial statements, services in connection with prospectus offerings and the review of the Company's Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under "Audit Fees" above.  The current year services relate to services performed in connection with the acquisition of MitoKor, Inc. The prior period services consisted of due diligence services for certain other business acquisitions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

In the financial years ending April 30, 2005 and 2004 no fees for services were incurred other than those described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Company's auditor, for the fiscal year ended April 30, 2005, have been pre-approved by the Audit Committee of the Company.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities of the Company on behalf of the issuer or any affililiated purchasers.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

MIGENIX Inc.

Dated:	July 29, 2005	By:	"James M. DeMesa"
James M. DeMesa
President and Chief Executive Officer

Dated:	July 29, 2005	By:	"Arthur J. Ayres"
Arthur J. Ayres
Senior Vice President Finance, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles as amended September 8, 2004*	(7)
2.1	Shareholder Rights Plan dated July 31, 2000 between the Company and Pacific Corporate Trust Company.	(4)
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc.	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996	(2)
4.4	Amended and Restated Escrow Agreement dated October 22, 1998 between Pacific Corporate Trust Company, the Company, William W. Kay, Kevin Nephin, Robert Hancock, Heidi Hirst and Steve Elliston	(3)
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000.	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002*	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002*	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.10	Collaboration and License Agreement with Fujisawa Healthcare Inc. dated July 8, 2002*	(5)
4.11	Collaboration and License Agreement with Hybridon Inc. dated September 11, 2002*	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001	(5)
4.13	License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.*	(7)

4.14	Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with a Collaboration and License Agreement.*	(6)
4.15	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.16	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.17	Third amendment (September 1, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.18	Form of Vice President Employment Agreements.	(6)
4.19	Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement.*	(7)
4.20	License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.*	(7)
4.21	Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement.*	(7)
4.22	Agreement and Plan of Merger and Reorganization with Mitokor, Inc. dated April 15, 2004.*	(7)
4.23	Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with Mitokor, Inc.*	(7)
4.24	Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MX-226.*	(7)
4.25	Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement.	(7)
4.26	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division
4.27	License and Royalty Agreement dated November 4, 1998 by and between MitoKor, Inc. and Pfizer Inc.
4.28	Patent License Agreement with Research Component dated February 4, 1999 by and between Apollo BioPharmaceutics Inc. and University of Florida Research Foundation.*
4.29	License Agreement with Washington University dated March 21, 2005.*
4.30	Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401.*
4.31	Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing.
4.32	Warrant Indenture with Pacific Corporate Trust Co. dated May 31, 2005 in connection with the May 31, 2005 financing.

4.33	Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for MX-3253.*
8.1	List of significant subsidiaries and jurisdiction of incorporation.
12.1	Certification Required by Rule 13a - 14 (a) or Rule 15d - 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a - 14(a) or Rule 15d - 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

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

(7)

Incorporated by reference to the Exhibits filed as part of the Registrant's Annual Report on Form 20-F for the Fiscal Year ended April 30, 2004 filed with the Securities and Exchange Commission on September 30, 2004.

* The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Consolidated Financial Statements

MIGENIX Inc.

(formerly Micrologix Biotech Inc.)

(Expressed in Canadian dollars)

April 30, 2005

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2005 in conformity with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for patent costs, effective February 1, 2005.

"Ernst & Young LLP"

Vancouver, Canada,

June 17, 2005.

Chartered Accountants

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30 (Expressed in Canadian dollars)

	2005 $	2004 $ [restated - note 3]

ASSETS
Current
Cash and cash equivalents [note 5[a]]	1,181,327	4,382,632
Short-term investments [note 5[b]]	10,846,462	17,335,814
Amounts receivable [note 15]	290,610	72,729
Government assistance receivable [note 11[c]]	471,072	—
Prepaid expenses and deposits	664,047	269,183
Total current assets	13,453,518	22,060,358
Long-term investments [note 7]	1,000	1,000
Other assets [notes 4 and 19[a]]	185,669	462,587
Capital assets [note 8]	1,141,994	1,357,528
Intangible assets [note 9]	6,423,832	1,195,764
	21,206,013	25,077,237

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 17]	2,595,454	2,943,442
Current portion of capital lease obligation	62,891	58,129
Total current liabilities	2,658,345	3,001,571

Capital lease obligation	5,632	68,344
	2,663,977	3,069,915
Commitments and contingencies [notes 11 and 12]
Shareholders' equity
Common shares [note 13[a]]	115,220,532	108,516,632
Preferred shares [note 13[b]]	7	6
Contributed surplus	636,514	261,999
Deficit	(97,315,017)	(86,771,315)
Total shareholders' equity	18,542,036	22,007,322
	21,206,013	25,077,237

See accompanying notes

On behalf of the Board:

"Colin Mallet"

"Alistair Duncan"

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30 (Expressed in Canadian dollars)

	2005 $	2004 $ [restated - note 3]	2003 $ [restated - note 3]

REVENUE
Licensing [notes 15 and 16]	2,089,390	1,153,449	370,651
Research and development collaboration [notes 15 and 16]	361,768	1,818,108	8,260,336
	2,451,158	2,971,557	8,630,987

EXPENSES
Research and development [notes 11[c] and 13[e]]	8,566,457	10,528,480	16,429,266
General and corporate [note 13[e]]	3,769,938	3,648,781	4,381,555
Amortization [notes 8 and 9[e]]	896,721	614,668	655,349
Write-down of intangible assets [note 9[f]]	16,413	1,056,191	302,557
	13,249,529	15,848,120	21,768,727
Operating loss	(10,798,371)	(12,876,563)	(13,137,740)

Other income (expense):
Interest income	389,743	602,164	996,874
Foreign exchange loss	(135,074)	(220,690)	(354,557)
	254,669	381,474	642,317
Loss for the year	(10,543,702)	(12,495,089)	(12,495,423)

Deficit, beginning of year	(86,771,315)	(74,276,226)	(61,780,803)
Deficit, end of year	(97,315,017)	(86,771,315)	(74,276,226)

Basic and diluted loss per common share [note 13[h]]	$(0.18)	$(0.26)	$(0.30)

Weighted average number of common shares outstanding [note 13[h]]	58,218,261	47,833,452	41,625,790

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30 (Expressed in Canadian dollars)

	2005 $	2004 $ [restated - note 3]	2003 $ [restated - note 3]

OPERATING ACTIVITIES
Loss for the year	(10,543,702)	(12,495,089)	(12,495,423)
Items not affecting cash:
Amortization	896,721	614,668	655,349
Write-down of intangible assets	16,413	1,056,191	302,557
Stock-based compensation	374,515	234,873	27,126
(Gain) loss on disposal of assets	(3,340)	(2,011)	7,283
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	56,337	313,880	229,224
Amounts receivable	(121,415)	2,986,691	(2,974,547)
Government assistance receivable	(471,072)	—	—
Prepaid expenses and deposits	193,430	280,380	(41,804)
Accounts payable and accrued liabilities	(338,573)	(1,119,910)	(4,167,726)
Deferred revenue	—	(1,152,449)	1,152,449
Cash used in operating activities	(9,940,686)	(9,282,776)	(17,305,512)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	542,819	6,107,245	5,538,290
Proceeds on exercise of stock options	6,860	2,460	—
Redemption of preferred shares	—	—	(618,560)
Repayment of capital lease obligation	(57,950)	(49,410)	—
Cash provided by financing activities	491,729	6,060,295	4,919,730

INVESTING ACTIVITIES
Funds from short-term investments	21,883,523	27,540,419	29,703,221
Purchase of short-term investments	(15,450,508)	(25,758,266)	(14,083,243)
Purchase of capital assets	(177,507)	(154,816)	(267,220)
Intangible asset expenditures	(173,309)	(195,367)	(1,416,279)
Acquisition of business, net of cash acquired [note 4]	143,632	—	—
Proceeds on disposal of capital assets	21,821	1,011	14,630
Cash provided by investing activities	6,247,652	1,432,981	13,951,109

(Decrease) increase in cash and cash equivalents	(3,201,305)	(1,789,500)	1,565,327
Cash and cash equivalents, beginning of year	4,382,632	6,172,132	4,606,805
Cash and cash equivalents, end of year	1,181,327	4,382,632	6,172,132

Supplemental cash flow information
Issuance of common shares for acquisition of a business [note 4]	5,999,020	—	—
Issuance of common shares in settlement of accounts payable and accrued liabilities	155,201	—	—
Increase in intangible assets for preferred shares issued	1	113,888	1,015,138
Increase in capital lease obligation	—	175,883	—
Issuance of common shares on conversion of preferred shares	—	113,887	396,575

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

MIGENIX Inc. (the "Company"; formerly Micrologix Biotech Inc.) was incorporated under the Business Corporations Act (British Columbia). The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs to advance therapy, improve health and enrich lives.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 18. The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

Foreign exchange

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars. Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the balance sheet date. All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at the lower of cost plus accrued interest and market value.

Short-term investments

The Company considers all highly liquid financial instruments purchased with an original maturity greater than three months to be short-term investments. Short-term investments are recorded at the lower of cost plus accrued interest and market value.

Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

Leasehold improvements

Straight-line over the term of the lease

The Company reviews the carrying value of capital assets for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that such costs exceed estimated net recoverable value based on factors including undiscounted cash flows, the excess of such costs are charged to operations.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred. The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

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

Revenue recognition

Licensing revenues comprise initial fees and milestone payments derived from licensing arrangements. Non-refundable milestone payments received are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received, which require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the period of the ongoing involvement of the Company. Revenues associated with multiple element arrangements are attributed to the various elements based on their relative fair values.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

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

Government assistance

Government assistance is recognized when the expenditures that qualify for assistance are made and the Company has complied with the conditions for the receipt of the government assistance. Government assistance is recorded as a reduction of the related expense or cost of the asset acquired. A liability to repay government assistance, if any, is recorded in the periods in which the conditions arise that cause the assistance to become repayable.

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Since the Company's stock options, common shares to be issued, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 13[d]. The Company records all stock-based awards to the Company's executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value [note 3]. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 13[e]].

Long-term investments

Long-term investments, over which the Company has no significant influence, are recorded at cost less any provision for a loss in value that is other than temporary.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

3. CHANGE IN ACCOUNTING POLICIES

[a]

Patent costs

Effective February 1, 2005, the Company changed its policy of recording as intangible assets, costs associated with the preparation, filing and obtaining of patents. As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company's accounting policy stated in note 2.

During the year ended April 30, 2005, the change resulted in an increase in the loss of $107,424 for the year. This change has been applied retroactively and the Company has restated its consolidated financial statements as follows:

	Year ended April 30,
	2004	2003

Opening deficit, as previously reported	(73,570,323)	(61,220,310)
Adjustments to opening deficit to reflect change in accounting policy for patent costs	(705,903)	(560,493)
Opening deficit, as restated	(74,276,226)	(61,780,803)
Loss for the year, as previously reported	(12,218,779)	(12,350,013)
Adjustments to reflect change in accounting policy for patent costs	(276,310)	(145,410)
Loss for the year, as restated	(12,495,089)	(12,495,423)
Ending deficit, as restated	(86,771,315)	(74,276,226)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES (cont'd.)

There was no impact on basic and diluted loss per common share for any of the years ended April 30, 2005, 2004 or 2003.

[b] Stock-based compensation

In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, the Company adopted a change in its accounting for employee stock-based awards during the year ended April 30, 2004 and accordingly, compensation expense was recognized prospectively for stock-based awards made to executive officers, directors and employees beginning May 1, 2003. Prior to the adoption of this method, the Company had been disclosing in the notes to its financial statements the pro-forma effect of accounting for stock options awarded to executive officers, directors and employees under the fair value method. The Company had adopted the recommendations, as required, for awards granted under its stock option plans to non-employees effective May 1, 2002. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. As a result of the adoption of fair value accounting for stock option grants to executive officers, directors, and employees effective May 1, 2003, the Company recorded stock-based compensation expense [note 13[e]] during the year ended April 30, 2005 of $354,764 [2004 - $210,870; 2003 - $nil].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC.

On August 31, 2004, the Company through its wholly owned subsidiary M&M Holdings Inc. acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc ("MitoKor"). The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with, MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company.

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. MitoKor's most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer's disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. MitoKor's pre-clinical programs include opportunities in Alzheimer's disease, Parkinson's disease, arthritis, Friedreich's ataxia, retinitis pigmentosa, and obesity. Additionally the acquisition of MitoKor included license agreements with Pfizer [note 16[b]] and Wyeth [note 16[c]].

Total consideration paid by the Company to acquire MitoKor was $6,900,232 comprised of the following:

$

Cash	33,000
Common shares [note 13[a]]	5,999,020
Preferred shares [note 13[b][v]]	1
Transaction costs	868,211
Total purchase consideration	6,900,232

As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 13[b][v]] which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments [note 13[f][ii]]. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

Transaction costs (as above) include $462,587 of costs previously recorded as other assets on the balance sheet at April 30, 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC. (cont'd.)

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$

Assets acquired:
Cash	935,472
Amounts receivable	96,466
Prepaid expenses	588,294
Other non-current assets	109,371
Capital assets	22,700
Intangible assets (acquired technology)	5,791,805
Total assets acquired	7,544,108
Less: liabilities assumed
Current liabilities	(643,876)
Net assets acquired	6,900,232

The transaction has been accounted for using the purchase method of accounting for business combinations. These consolidated financial statements include MitoKor's results of operations for the period September 1, 2004 through April 30, 2005.

On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash equivalents

Cash equivalents includes $162,617 [2004 - $2,931,267] of investment grade commercial paper with a weighted average interest rate of 2.1% [2004 - 1.9%]. Of the total amount of cash and cash equivalents, $727,438 (US$578,020) [2004 - $1,235,523 (US$900,461)] are denominated in US dollars.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 2.5% [2004 - 2.5%] and maturity dates to March 8, 2006. At April 30, 2004 and 2005, the fair value of the short-term investments approximated their carrying value based on quoted market prices.

6. FINANCIAL INSTRUMENTS

For certain of the Company's financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk

Financial risk is the risk to the Company that arises from: [i] fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates; and [ii] credit risk associated with the financial stability of the issuers of the financial instruments in which the Company invests [note 5] and collaborators and other parties from whom the Company has amounts receivable. The Company and its United States ("US") subsidiaries purchase goods and services in US dollars and also earn research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company's investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. ("Spring Bank"), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding. The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000. In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

The Series A preferred shares are:

(i)

convertible into common shares of Spring Bank at any time at the Company's option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company's option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company's option commencing December 15, 2011 and annually thereafter.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

8. CAPITAL ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2005
Furniture and equipment	3,044,124	2,100,135	943,989
Computer equipment	699,755	501,750	198,005
	3,743,879	2,601,885	1,141,994

2004
Furniture and equipment	2,958,098	1,863,480	1,094,618
Computer equipment	652,719	426,178	226,541
Leasehold improvements	1,197,462	1,161,093	36,369
	4,808,279	3,450,751	1,357,528

During the year ended April 30, 2005, amortization expense for capital assets was $349,547 [2004 - $347,368; 2003 - $452,629]. At April 30, 2005, included in capital assets is lab equipment held under a capital lease with a cost of $175,883 [2004 - $175,883] and accumulated amortization of $49,247 [2004 - $17,589].

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2005
Acquired technology	6,914,724	682,835	6,231,889
Technology licenses	816,257	624,314	191,943
	7,730,981	1,307,149	6,423,832

2004
Acquired technology	1,122,916	168,437	954,479
Technology licenses	798,015	576,600	221,415
Trademarks	27,777	7,907	19,870
	1,948,708	752,944	1,195,764

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

9. INTANGIBLE ASSETS (cont'd.)

[a]

On May 20, 2002, the Company acquired two pre-clinical programs (lipopeptide and polyene) from IntraBiotics Pharmaceuticals, Inc. and entered into a license and research agreement with BioSource Pharm, Inc. for consideration as follows:

i.

$618,560 (US$400,000) in cash and the issuance of 750,000 Series A preferred shares with a value of $618,561 (US$400,001) [note 13[b][i]]; and

ii.

the issuance of 1,000,000 Series B preferred shares with a value of $2 (US$1) [note 13[b][ii]].

The amount of $1,237,123 (US$800,002) was recorded as acquired technology during the year ended April 30, 2003. The Company is also obligated in the future to pay milestones pursuant to the Series A and Series B preferred shares [note 13[b][i] and [ii]], up to US$3,000,000 cash if certain drug development milestones are achieved and royalties on future product sales.

[b]

On September 12, 2002, the Company acquired a portfolio of antiviral technologies and product candidates pursuant to a Call for Tenders in the bankruptcy of Origenix Technologies Inc. and entered into a collaboration and license agreement with Hybridon, Inc. in respect of one of the acquired technologies (the "HPV oligonucleotide drug candidate") for consideration as follows:

i.

$817,260 in cash and the issuance of 250,000 Series C preferred shares with a value of $396,575 (US$250,000) [note 13[b][iii]];

ii.

the issuance of 5,250,000 Series C preferred shares with a value of $2 (US$1) [note 13[b][iii]]; and

iii.

royalties on future product sales of the HPV oligonucleotide drug candidate.

Of the total amount of $1,213,837, the portion related to the collaboration and license agreement in the amount of $713,837 was recorded as technology licenses and $500,000 was recorded as acquired technology during the year ended April 30, 2003.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

9. INTANGIBLE ASSETS (cont'd.)

[c]

On February 2, 2004, the Company entered into a license agreement with Virogen Limited ("Virogen") to acquire the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections. As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares [note 13[b][iv]]. Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company have been recorded as technology licenses in the amount of $189,015 (including acquisition costs of $56,272) and the remaining 4,000,000 Series D preferred shares have been recorded at their aggregate redemption value of $1.

[d]

On August 31, 2004, the Company acquired MitoKor Inc. for $6.9 million [note 4].  Of the total purchase price, $5,791,805 was allocated to acquired technology. As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 13[b][v]].

[e]

During the year ended April 30, 2005, amortization expense for intangible assets was $547,174 [2004 - $267,300; 2003 - $202,720]

[f]

During the year ended April 30, 2005, the Company performed reviews of the carrying value of its intangible assets and as a result $16,413 [2004 - $1,056,191; 2003 - $302,557] of net book value was written off with respect to technology not related to the Company's current focus.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005 $	2004 $

Trade accounts payable	1,336,142	1,488,308
Accrued compensation	633,736	814,175
Accrued contract research	402,621	461,272
Accrued liabilities and other	222,955	179,687
	2,595,454	2,943,442

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

11. COMMITMENTS

[a]

Premises lease agreement

The Company has a total of $421,634 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada and San Diego, USA for which the leases expire on May 14, 2006 and December 31, 2005, respectively.

Rent expense for the year ended April 30, 2005 amounted to $428,155 [2004 - $375,676; 2003 - $335,850] net of sublease income of $57,500 [2004 - $60,000; 2003 - $42,500] and leasehold inducement amortization of $nil [2004 - $1,992; 2003 - $49,412].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2005 and 2004, no royalties were payable.

[ii]

As at April 30, 2005, the Company has commitments to fund approximately $1,700,000 in expenditures through April 30, 2006 pursuant to research, manufacturing, and service agreements. Of this amount, $218,000 (US$174,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$18,300,000 of which US$14,600,000 can be settled at the Company's option by the conversion and/or redemption of preferred shares issued by the Company as described in note 13[b].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

11. COMMITMENTS (cont'd.)

[c]

Technology Partnerships Canada Contribution Agreement

In March 2005, the Company entered into an agreement with Industry Canada's Technology Partnerships Canada ("TPC") whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company's lipopeptide program (MX-2401) up to a maximum contribution from TPC of approximately $9,266,000. During the period December 3, 2003 through April 30, 2005 the Company incurred eligible costs of approximately $1,811,814 and has recorded $471,072 in the year ended April 30, 2005 [2004 - $nil; 2003 - $nil] as being the contribution payable by TPC to the Company of which the entire amount is included in government assistance receivable at April 30, 2005. The TPC contributions are recorded as a reduction in research and development expenses. Pursuant to the TPC agreement the Company is required to pay royalties to TPC should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States. The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

12. INDEMNIFICATION

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company's consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares [2004 - 300,000,000 common shares] without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2002	39,474,059	96,358,175
Issued for cash pursuant to:
Private placement with senior executives [note 13[a][ii]]	48,100	43,290
Private placement with Biotechnology Value Fund [note 13[a][iii]]	7,850,000	5,495,000
Issued on conversion of Series C preferred shares [note 13[b][iii]]	379,139	396,575
Balance, April 30, 2003	47,751,298	102,293,040
Issued for cash pursuant to:
Exercise of stock options [note 13[d][iii]]	3,500	2,460
Private placement with senior executives [note 13[a][ii]]	125,300	75,180
Private placement, net of issuance costs [note 13[a][i]]	6,750,000	6,032,065
Issued on conversion of Series D preferred shares [note 13[b][iv]]	190,803	113,887
Balance, April 30, 2004	54,820,901	108,516,632
Issued for cash pursuant to exercise of stock options [note 13[d][iii]]	9,500	6,860
Issued pursuant to acquisition of a business [note 4]	5,388,691	5,999,020
Issued pursuant to fee payable on acquisition of a business [note 4]	152,052	155,201
Issued pursuant to license agreement [note 16[a]]	617,284	542,819
Balance, April 30, 2005	60,988,428	115,220,532

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[a]

Common shares (cont'd.)

[i]

Private Placement $6.75 million

On March 8, 2004, the Company completed a private offering of 6,750,000 units at a price of $1.00 per unit for gross proceeds of $6,750,000 with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[ii]

Private Placements with Senior Executives

On August 28, 2003, the Company issued 125,300 common shares to nine senior executives at a price of $0.60 per common share for proceeds of $75,180 pursuant to the investment of a portion of these executives' compensation.

On August 26, 2002, the Company issued 48,100 common shares to four senior executives at the market price of $0.90 per common share for proceeds of $43,290 pursuant to the investment of a portion of these executives' compensation.

[iii]

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[b]

Preferred shares

There are an unlimited number of preferred shares [2004 - 100,000,000 common shares] without par value, issuable in series authorized for issuance. The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A

	Number of Shares #	Amount $

Balance, April 30, 2002	—	—
Issued pursuant to asset acquisition [note 9[a]]	750,000	618,561
Redeemed by cash payment	(400,000)	(618,560)
Balance, April 30, 2003, 2004 and 2005	350,000	1

During the year ended April 30, 2003, the Company paid US$400,000 ($618,560) upon the redemption of 400,000 of the Series A preferred shares.

The 350,000 Series A preferred shares outstanding at April 30, 2005 represent up to US$350,000 in potential future milestone payments related to drug development milestones in the Company's lipopeptide and polyene programs. Upon the achievement of any of the milestones the applicable number of Series A preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series A preferred share. As the achievement of any of the milestones for the redemption or conversion of the 350,000 Series A preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of US$1. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series A preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Average Price"), and (ii) $0.29 per common share . If the Average Price is less than $0.29 and/or the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Average Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[b]

Preferred shares (cont'd.)

[ii]

Preferred shares, Series B

	Number of Shares #	Amount $

Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 9[a]]	1,000,000	2
Balance, April 30, 2003, 2004 and 2005	1,000,000	2

The Series B preferred shares represent up to US$1,000,000 in potential future milestone payments related to drug development milestones in the Company's lipopeptide and polyene programs. Upon the achievement of any of the milestones the applicable number of Series B preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series B preferred share. As the achievement of any of the milestones for the redemption or conversion of 1,000,000 Series B preferred shares are uncertain, the Series B preferred shares have been recorded at an aggregate value of US$1. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series B preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date  (the "Average Price"), and (ii) $0.29 per common share. If the Average Price is less than $0.29 and/or the average closing price of the Company's common shares for the 20 trading days subsequent to a conversion date is less than the Average Price the Company is obligated to pay the difference in cash for the applicable number of common shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[b]

Preferred shares (cont'd.)

[iii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2002	—	—
Issued pursuant to license and collaboration agreement [note 9[b][i] and [ii]]	5,500,000	396,577
Converted into common shares	(250,000)	(396,575)
Balance, April 30, 2003, 2004 and 2005	5,250,000	2

During the year ended April 30, 2003, the Company converted 250,000 of the Series C preferred shares into 379,139 common shares of the Company.

The 5,250,000 Series C preferred shares outstanding at April 30, 2005 represent up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company's HPV oligonucleotide program. Upon the achievement of any of the milestones the applicable number of Series C preferred shares are, at the Company's option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share. As the achievement of the milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, the Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 17, 2010, the Company at its option can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company's common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the "Average Price"), and (ii) $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company's common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company's common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[b]

Preferred shares (cont'd.)

[iv]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2002 and 2003	—	—
Issued for technology license, net of issuance costs [note 9[c]]	4,100,000	113,888
Converted into common shares	(100,000)	(113,887)
Balance, April 30, 2004 and 2005	4,000,000	1

During the year ended April 30, 2004, the Company converted 100,000 of the Series D preferred shares into 190,803 common shares of the Company with a value of $113,887, net of issuance costs of $18,855 (based on the market price of the Company's shares on signing the license agreement).

The 4,000,000 Series D preferred shares outstanding at April 30, 2005 represent up to US$4,000,000 in potential future milestone payments related to drug development milestones in the Company's celgosivir program. Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company's option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share. As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time can redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[b]

Preferred shares (cont'd.)

[v]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2002, 2003 and 2004	—	—
Issued pursuant to acquisition of MitoKor Inc. [note 4]	4,000,000	1
Balance, April 30, 2005	4,000,000	1

As part of the acquisition of MitoKor Inc. [note 4], the Company issued 4,000,000 Series E preferred shares representing up to US$4,000,000 in potential future milestone payments over the 36 month period ending August 31, 2007. Upon receipt of any payments under certain MitoKor license and royalty agreements and/or the achievement of specified drug development milestones in the MitoKor programs the applicable number of Series E preferred shares are, at the Company's option either convertible into common shares of the Company or redeemable for cash at US$1 per Series E preferred share. As the achievement of the milestones for the redemption or conversion of the Series E preferred shares are uncertain, the Series E preferred shares have been recorded at an aggregate value of US$1. All of the Series E preferred shares not redeemed or converted as at August 31, 2007 can be redeemed by the Company for an aggregate of US$1.

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company's common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.

Under the terms of the acquisition agreement the Series E preferred shares are being held in escrow pursuant to an escrow agreement to satisfy the indemnification obligations of MitoKor until released pursuant to the terms of the acquisition agreement and the escrow agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[c]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan ("Plan") to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2000 and, subject to reconfirmation by shareholders at the 2005 annual general meeting of the Company, will remain in effect until July 31, 2010, unless terminated earlier. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company's outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company's Board of Directors.

[d]

Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]

The 1996 stock option plan ("1996 Plan") was approved by the shareholders in 1996. The 1996 Plan was subsequently amended to make available 2,000,000 common shares which were conditionally reserved for issuance. The maximum number of common shares that may be issued pursuant to the 1996 Plan was decreased to 1,597,526 when the Company's 2000 Stock Option Plan ("2000 Plan") was approved [note 13[d][ii]] of which 72,000 have been exercised leaving 1,525,526 common shares that can be issued pursuant to the 1996 Plan. As at April 30, 2005, there are stock options for the purchase of 966,175 common shares outstanding pursuant to the 1996 Plan [2004 - 1,019,500] and 559,351 common shares available for future option grants. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. The grant of options under the 1996 Plan will terminate as of February 9, 2006.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[d]

Stock options (cont'd.)

[ii]

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company's 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 3,250 have been issued pursuant to the exercise of stock options leaving 3,996,750 common shares that can be issued pursuant to the 2000 Plan. As at April 30, 2005, there are stock options for the purchase of 3,030,400 [2004 - 2,875,975] common shares outstanding pursuant to the 2000 Plan and 966,350 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The grant of options under the 2000 Plan will terminate as of July 31, 2010.

[iii]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2002	2,658,500	2.20
Options granted	849,000	0.84
Options forfeited	(250,625)	4.65
Balance, April 30, 2003	3,256,875	1.66
Options granted	739,300	1.30
Options exercised	(3,500)	0.70
Options forfeited	(97,200)	2.66
Balance, April 30, 2004	3,895,475	1.57
Options granted	405,800	1.09
Options exercised	(9,500)	0.72
Options forfeited	(295,200)	2.85
Balance, April 30, 2005	3,996,575	1.43

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[d]

Stock options (cont'd.)

[iv]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.55-0.80	657,000	0.77	5.2	561,438	0.77
0.81-1.07	1,417,300	0.94	5.6	953,725	0.90
1.08-1.59	1,301,900	1.51	5.0	1,105,475	1.56
1.60-2.30	340,250	1.84	5.2	217,500	1.85
2.31-3.40	89,000	3.00	3.0	89,000	3.00
3.41-5.37	88,125	4.61	1.6	88,125	4.61
5.38-8.00	103,000	5.93	2.9	103,000	5.93
	3,996,575	1.43	5.1	3,118,263	1.51

[e]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $374,515 during the year ended April 30, 2005 [2004 - $234,873; 2003 - $27,126]. This expense has been allocated to research and development $152,740 [2004 - $87,622; 2003 - $27,126] and general and corporate $221,775 [2004 - $147,251; 2003 - $nil] on the same basis as cash compensation.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[e]

Stock-based compensation (cont'd.)

The weighted average fair value of stock options granted during the year ended April 30, 2005 was $0.74 per share [2004 - $0.92; 2003 - $0.62]. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2005	2004	2003

Annualized volatility	81.6%	91.6%	91.5%
Risk-free interest rate	3.5%	3.3%	3.4%
Expected life	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Pro-forma disclosure is required to reflect the impact on the Company had it elected to adopt the fair value method of accounting for options granted to executive officers, directors and employees effective May 1, 2002. If the computed fair values of stock options granted May 1, 2002 to April 30, 2003 had been amortized to expense over their vesting periods, the loss and loss per share would have been:

	2005 $	2004 $	2003 $

Loss for the year as reported	(10,543,702)	(12,495,089)	(12,495,423)
Fair value of stock-based compensation	(103,000)	(104,000)	(199,000)
Proforma loss for the year	(10,646,702)	(12,599,089)	(12,694,423)

Proforma basic and diluted loss per share	(0.18)	(0.26)	(0.30)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[f]

Warrants

As at April 30, 2005, the Company had warrants outstanding for the purchase of 5,980,526 (April 30, 2004: 5,851,664) common shares as follows:

[i]

5,851,664 (April 30, 2004: 5,851,664) common shares at a weighted average exercise price per common share of $1.56 (range of $1.25 to $3.00), expiring between December 5, 2005 and December 3, 2007, of which warrants for the purchase of 1,970,414 common shares have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares; and

[ii]

128,862 (April 30, 2004: nil) common shares at a weighted average net exercise price per common share of US$13.53 (range of US$13.21 to US$17.75), expiring between June 21, 2006 and June 22, 2011. These warrants were assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares [note 4] are achieved could result in the payment to the warrant holders of US$88,659 in milestone payments, payable at the Company's option, in cash and/or common shares.

[g]

Escrowed shares

At April 30, 2005, 1,186,772 [2004 - 1,186,772] common shares are held in escrow. These escrowed shares were issued in 1993 to the then principals of the Company. The escrowed shares may be released upon specific milestones being achieved by the Company and/or based on the Company's cumulative cash flow. Any shares not released by October 22, 2005 will be cancelled.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont'd.)

[h]

Loss per common share

	2005	2004	2003

Numerator
Loss for the year	($10,543,702)	($12,495,089)	($12,495,423)
Denominator
Weighted average number of common shares outstanding including escrowed shares	59,405,033	49,020,224	42,812,562
Less: weighted average number of escrowed shares outstanding	(1,186,772)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	58,218,261	47,833,452	41,625,790

Basic and diluted loss per common share	$(0.18)	$(0.26)	$(0.30)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

14. INCOME TAXES

As at April 30, 2005 the Company has approximately $26,071,000 of research and development expenditures available for unlimited carryforward, $6,951,000 of federal investment tax credits which begin to expire in 2006, $1,939,000 of provincial investment tax credits which begin to expire in 2012 and $57,022,000 of non-capital losses which begin to expire in 2006, which may be used to reduce future Canadian income taxes otherwise payable. The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2006	292,000	3,965,000
2007	482,000	6,780,000
2008	651,000	9,657,000
2009	741,000	16,501,000
2010	602,000	7,177,000
2011	680,000	8,918,000
2012	625,000	—
2013	879,000	—
2014	1,073,000	—
2015	926,000	4,024,000
	6,951,000	57,022,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $65,618,000 (US$52,140,000) which begin to expire in 2007 and net operating loss carryforwards for U.S. state income tax purposes of approximately $15,400,000 (US$12,240,000) which begin to expire in 2008. The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,220,000 (US$1,763,000) and $2,050,000 (US$1,628,000) respectively. The federal research and development credit carryforwards begin to expire in 2007 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

14. INCOME TAXES (cont'd.)

Significant components of the Company's future tax assets as of April 30 are shown below:

	2005	2004
	$	$

Future tax assets:
Research and development deductions and credits	19,251,000	12,534,000
Loss carryforwards	44,163,000	19,948,000
Share issue costs	200,000	212,000
Tax values of depreciable assets in excess of accounting values	9,204,000	2,519,000
Other assets	1,098,000	—
Total future tax assets	73,916,000	35,213,000
Valuation allowance	(73,916,000)	(35,213,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the total future tax assets. The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.  In addition, due to the change in control of MitoKor Inc. during the year [note 4], the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 35.62% [2004 - 36.95%; 2003 - 38.95%] statutory tax rate, at April 30, is:

	2005	2004	2003
	$	$	$

Income tax recovery at statutory rates	(3,756,000)	(4,617,000)	(4,867,000)
Benefit of future tax assets not recognized	3,701,000	4,842,000	5,182,000
Foreign tax rate differences	95,000	—	—
Stock-based compensation	133,000	87,000	—
Share issue costs	(65,000)	(358,000)	(320,000)
Other	(108,000)	46,000	5,000
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company's long-lived assets are located in Canada except for intellectual property and capital assets with a net book value of $5,407,031 [2004 - $nil] and $15,513 [2004 - $nil], respectively, which are located in the United States.  During the year ended April 30, 2005, 88%, 7% and 5% of total revenue was derived from three collaborators in the United States. At April 30, 2005, included in amounts receivable are $58,000, $47,000 and $103,000 due from these three research collaborators, respectively. During the years ended April 30, 2004 and 2003, 100% of total revenue was derived from one collaborator in the United States. At April 30, 2004 there was $nil included in amounts receivable related to this collaborator.

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc ("Cadence"; formerly Strata Pharmaceuticals Inc)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to the Company's product candidate for the prevention of catheter-related infections. Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$30,000,000 and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties). In addition, Cadence is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 13[a]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont'd.)

[b]

Pfizer Inc

In November 1998, MitoKor [note 4] entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease. Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement. To date, no milestone payments or royalty income has been received associated with the agreement.

[c]

Wyeth

MitoKor [note 4] is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company's patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer's disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer's disease and certain other dementias in post-menopausal women. The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth's product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company. To date, no milestone payments or royalty income has been received associated with the agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont'd.)

[d]

Fujisawa Healthcare, Inc

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. ("Fujisawa") for the North American rights to the Company's product candidate for the prevention of central venous catheter-related bloodstream infections (the "CVC product candidate"). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and was entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company received funding for all development costs for the CVC product candidate. The upfront license fee was being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding was being recognized as revenue as the clinical development activities were performed under the terms of the agreement. On September 22, 2003 the Company and Fujisawa amended the collaboration and license agreement by extending Fujisawa's review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. On January 20, 2004, Fujisawa elected to terminate the agreement and all rights pertaining to the CVC product candidate were returned to the Company [note 16[a]]. Accordingly, the unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002 was recorded as licensing revenue during the year ended April 30, 2004.

17. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2005, the Company incurred legal fees of $635,964 [2004 - $767,455; 2003 - $732,756] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2005, is $209,342 [2004 - $557,140] owed to this law firm.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company's acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

[b]

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $nil in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2005 [2004 - $5,000; 2003 - $50,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the years ended April 30, 2004 and 2003, respectively: risk free interest rates of 3.3% and 3.4%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 91.6% and 91.5%; and a weighted average expected life of the options of five years.

[c]

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company re-evaluated its classification and accordingly, as of May 1, 2001, the Company determined it would re-classify its short-term investments from available-for-sale securities to held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company's intent to hold the underlying securities to maturity. The Company has amortized the unrealized gain at May 1, 2001 over the remaining life of the security.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income comprises only unrealized gains on available-for-sale securities.

[e]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[a] is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[a] is applied as a cumulative effect adjustment to the current year's reported net loss.

The impact of significant U.S. GAAP variations on the Consolidated Balance Sheets are as follows:

	2005	2004
	$	$

Intangible assets	13,948	1,043,931
Additional paid-in capital / contributed surplus	2,572,711	2,198,196
Deficit	(105,661,098)	(88,859,345)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

The impact of significant U.S. GAAP variations on the Consolidated Statements of Loss are as follows:

	2005	2004	2003
	$	$	$

Loss for the year, Canadian GAAP	(10,543,702)	(12,495,089)	(12,495,423)
Adjustment for amortization and write-down of acquired technology	514,396	605,237	400,571
Adjustment for amortization and write-down of technology licenses	19,814	687,595	35,692
Adjustment for purchase of in-process research and development	(5,810,049)	(189,015)	(2,674,126)
Adjustment to eliminate retroactive change in accounting policy	—	276,310	145,410
Adjustment for stock-based compensation
- non-employees	—	(5,000)	(50,000)
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(15,819,541)	(11,119,962)	(14,637,876)

Cumulative effect of change in accounting policy	(982,213)	—	—
Loss for the year, U.S. GAAP	(16,801,754)	(11,119,962)	(14,637,876)
Reclassification adjustment for unrealized gains on short-term investments	—	—	(11,968)
Comprehensive loss for the year, U.S. GAAP	(16,801,754)	(11,119,962)	(14,649,844)

Basic and diluted loss per share, U.S. GAAP	$(0.29)	$(0.23)	$(0.35)
Weighted average number of common shares outstanding, U.S. GAAP	58,218,261	47,833,452	41,625,790

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

[f]

The following pro forma financial information presents the loss and basic and diluted loss per share for the years ending April 30, 2003, 2004 and 2005 had the Company recognized stock-based compensation using a fair value based method for stock options granted to employees and directors prior to May 1, 2003:

	2005 $	2004 $	2003 $

Loss for the year as reported - U.S. GAAP	(16,801,754)	(11,119,962)	(14,637,876)
Add: Stock-based employee compensation expense included in loss for the year as reported - U.S. GAAP	354,764	210,870	—
Deduct: Stock-based employee compensation expense using fair value based method for all stock options vested in the year	(725,637)	(739,664)	(657,415)
Pro forma loss for the year	(17,172,627)	(11,648,756)	(15,295,291)

Pro forma basic and diluted loss per share	(0.29)	(0.24)	(0.37)

See note 13[e] for assumptions used in determining values for options granted in each of the years ending April 30, 2003, 2004 and 2005.

[g]

In December 2004, the Financial Accounting Standards Board issued SFAS 123R "Share-Based Payments", a revision to SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to May 1, 2003. However, had the Company adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2005

(Expressed in Canadian dollars)

19. SUBSEQUENT EVENTS

[a]

On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6,505,650 with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008. In connection with the public offering the Company: [i] paid the agents a cash commission of $487,924 and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $500,000 in legal, professional and other costs of which $185,669 is included in other assets at April 30, 2005.

[b]

The Company granted options to acquire 721,000 common shares at exercise prices ranging from $0.38 to $0.50 and expiring between May 16, 2010 and June 30, 2013.

[c]

Options to acquire 192,325 common shares were cancelled or expired at exercise prices ranging from $0.38 to $6.78.

