Form 20-F
period 2006-04-30
MIGENIX Inc.
filed 2006-08-02
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

April 30, 2006

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

74,258,656 Common Shares

350,000 Series A Preferred Shares

1,000,000 Series B Preferred Shares

5,250,000 Series C Preferred Shares

4,000,000 Series D Preferred Shares

4,000,000 Series E Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____

No    X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes ____

No    X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X

No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ____

Accelerated filer

____

Non-accelerated filer    X

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

Forward-looking statements in this Annual Report include, but are not limited to: CPI-226 phase III results in the second half of 2007 and Cadence to submit for CPI-226 marketing approvals in the United States and Europe in the first half of 2008; Cadence pursuing pediatric indication for omiganan 1% gel; celgosivir phase IIb non-responder combination therapy results in October or November 2006; enrollment in the celgosivir treatment-naïve combination therapy study commencing shortly with 4 week interim results in late 2006 and 12 week results in the first half of 2007; CLS001 phase II rosacea trial initiated and completed by Cutanea in 2007; MX-4509 results from two non-clinical studies by the end of 2006 with clinical studies to follow as deemed appropriate; MX-2401 manufacturing for GLP non-clinical studies to be completed by the end of 2006; duration of the MX-2401 GLP studies required for a Clinical Trial Application being approximately 12 months; up to US$100,000 in milestones being achieved and payable in the next 12 months pursuant to our preferred shares; our continuing to advance our highest priority programs while operating within an annual burn rate of $11 million to $13 million; and our financial resources being sufficient to fund operations into the third quarter of calendar 2007.

These forward-looking statements involve a number of significant risks and uncertainties that could cause actual results, achievements and/or other events to differ materially from those reflected in the forward-looking statements. These factors include, but are not limited to: dependence on corporate collaborations; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under “Item 3. Key Information – Risk Factors”.  These risks and uncertainties should be considered when evaluating forward-looking statements, and readers should not place undue reliance on forward looking statements.

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

EXPLANARY NOTE

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  A reference to “MIGENIX,” the “Company,” “we,” or “us” means MIGENIX Inc., and its subsidiaries.

TABLE OF CONTENTS

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.   KEY INFORMATION

6

ITEM 4.   INFORMATION ON THE COMPANY

22

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

42

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

53

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

67

ITEM 8.   FINANCIAL INFORMATION

69

ITEM 9.   THE OFFER AND LISTING

70

ITEM 10.  ADDITIONAL INFORMATION

72

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

91

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

92

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

92

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

92

ITEM 15 – CONTROLS AND PROCEDURES

92

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

92

ITEM 16B. CODE OF ETHICS

93

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

93

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

94

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

94

ITEM 17.  FINANCIAL STATEMENTS

95

ITEM 18.  FINANCIAL STATEMENTS

95

ITEM 19.  EXHIBITS

95

EXHIBIT INDEX

97

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.  See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” for directors and senior management.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of the last five fiscal years derived from our Consolidated Financial Statements included in this annual report or previous annual reports under Item 18 and are prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and the table also summarizes the corresponding financial data in accordance with US GAAP.  The material differences between CDN GAAP and US GAAP that would affect the measurement of our financial results and position are set forth in Note 18 of our Consolidated Financial Statements included in this annual report.  This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

	Fiscal year ending April 30,
	2006	2005	2004	2003	2002
	In thousands except per share amounts
	Currency expressed in Canadian dollars

Revenue	$574	$2,451	$2,972	$8,631	$ -

Operating loss
-CDN GAAP	$(11,679)	$(10,798)	$(12,876)	$(13,138)	$(21,772)
-US GAAP(1)(2)(3)	$(10,838)	$(17,056)	$(11,501)	$(15,280)	$(21,645)

Loss for the year
-CDN GAAP	$(11,350)	$(10,544)	$(12,495)	$(12,495)	$(19.739)
-US GAAP(1)(2)(3)	$(10,509)	$(16,802)	$(11,120)	$(14,638)	$(19,612)

Operating loss per common share (4)
-CDN GAAP	$(0.16)	$(0.19)	$(0.27)	$(0.32)	$(0.57)
-US GAAP	$(0.15)	$(0.29)	$(0.24)	$(0.37)	$(0.57)

Basic and diluted loss per common share(4)
-CDN GAAP	$(0.16)	$(0.18)	$(0.26)	$(0.30)	$(0.52)
-US GAAP	$(0.14)	$(0.29)	$(0.23)	$(0.35)	$(0.51)

Dividends declared per common share	$ –	$ –	$ –	$ –	$ –

Total assets
-CDN GAAP	$16,872	$21,206	$25,077	$32,864	$42,196
-US GAAP(1)(3)	$11,303	$14,796	$24,925	$31,332	$42,768

Preferred shares(5)
-CDN and US GAAP	$ -	$ -	$ -	$ -	$ -

Total liabilities -CDN and US GAAP	$3,833	$2,664	$3,070	$4,709	$7,507

Shareholders’ equity (net assets)
-CDN GAAP	$13,039	$18,542	$22,007	$28,155	$34,689
-US GAAP(1)	$7,470	$12,132	$21,855	$26,623	$35,261

Common share capital
-CDN and US GAAP	$117,666	$115,221	$108,517	$102,293	$96,358

Weighted average number of common shares outstanding	73,054	58,218	47,833	41,626	38,262

Number of common shares issued and outstanding at April 30	74,259	60,988	54,821	47,751	39,474

Number of preferred shares issued and outstanding(5)	14,600	14,600	10,600	6,600	-

(1)

Under US GAAP, acquired technology and technology licenses acquired during the year would be classified as in-process research and development and written off immediately as the technology has no other alternative uses.  Amortization and write-downs recorded for CDN GAAP on acquired technology and technology licenses classified as in-process research and development under US GAAP are reversed in the year.  For the purposes of reconciliation to US GAAP, in fiscal 2006 this resulted in a reduced charge to operations of $840,793 (fiscal 2005 - additional charge to operations of $5,275,839; fiscal 2004 - reduced charge to operations of $1,103,817; fiscal 2003 - additional charge to operations of $2,237,863).  This had no impact on the loss for fiscal 2002.

(2)

Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under CDN GAAP, this policy was adopted effective May 1, 2002 and applies to options granted by us on or after May 1, 2002.  For purposes of reconciliation to US GAAP, this results in additional compensation expense in fiscal 2006 of approximately $nil (fiscal 2005 - $nil; fiscal 2004 - $5,000; fiscal 2003 - $50,000; fiscal 2002 - $44,000) in respect of options granted to consultants prior to May 1, 2002.

(3)

Operating loss (CDN GAAP), loss (CDN GAAP), total assets (CDN GAAP) and shareholders’ equity (CDN GAAP) for each of fiscals 2002 to 2004 reflect the Company’s change in accounting policy for patent costs in fiscal 2005. For the purposes of reconciliation to US GAAP, in fiscal 2005 this resulted in an additional reduced charge to operations of $982,213 (fiscal 2004 - reduced charge to operations of $276,310; fiscal 2003 - reduced charge to operations of $145,410 fiscal 2002 - reduced charge to operations of $171,488).

(4)

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted to common stock. Since our stock options, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to loss per common share.

(5)

The preferred shares were issued in connection with the acquisitions of acquired technology and technology licenses which occurred during fiscals 2005, 2004 and 2003 – refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) and Notes 9[a,b] and 13[b] to our consolidated financial statements for the year ended April 30, 2006 contained in “ITEM 18. FINANCIAL STATEMENTS”.. Effective for the fiscal year beginning May 1, 2005 we reclassified the preferred shares from equity to liabilities (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Change in Accounting Policies – Financial Instruments”).

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

Fiscal Year Ended April 30,
	2006	2005	2004	2003	2002
End of period	0.8926	0.7946	0.7288	0.6975	0.6377
Low for period	0.7872	0.7141	0.7011	0.6245	0.6200
High for period	0.8926	0.8514	0.7885	0.6975	0.6622
Average for the period	0.8437	0.7922	0.7447	0.6521	0.6369

The following table sets out the high and low exchange rates for the conversion of $1.00 Canadian into United States dollars during the previous six months:

Month	High	Low
January 2006	0.8744	0.8528
February 2006	0.8788	0.8638
March 2006	0.8834	0.8531
April 2006	0.8926	0.8534
May 2006	0.9100	0.8903
June 2006	0.9098	0.8896
July 1 – 28, 2006	0.8999	0.8760

The noon rate of exchange on July 28, 2006 as reported by the United States Federal Reserve Bank of New York for cable transfers for the conversion of Canadian dollars into US dollars was $0.8852 (US $1.00 = Cdn $1.1297).

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report on Form 20-F.

Risks Related to Our Business

We have a history of operating losses and expect to incur further losses; We are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception.  As of April 30, 2006, our accumulated deficit was approximately $108.7 million (April 30, 2005: $97.3 million; April 30, 2004: $86.8 million).  We incurred losses of $11.3 million in the fiscal year ended April 30, 2006, $10.5 million in the fiscal year ended April 30, 2005, and $12.5 million in our fiscal year ended April 30, 2004.  Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products.

We anticipate that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to our current development and commercialization arrangements, with Cadence Pharmaceuticals, Cutanea Life Sciences, Pfizer, Spring Bank Technologies and Wyeth Pharmaceuticals (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements”), as well as potential new agreements for our un-partnered product candidates, such as celgosivir, and/or partnering additional territories for omiganan 1% gel.

We do not anticipate revenues from product sales in the next two years. In the future we expect to earn revenue from any product that we and our collaborators successfully develop and obtain approval for marketing. We cannot predict if these revenues, if any, will ever be sufficient to achieve or sustain profitability. Our nearest term revenue opportunity from product sales/royalties is from CPI-226 should our partner for North America and Europe, Cadence Pharmaceuticals successfully complete the current phase III trial, obtain marketing approval, and commence product sales. In May 2006 we completed a financing involving the sale of a portion of the future royalties from our CPI-226 license agreement with Cadence Pharmaceuticals and our license agreement with Cutanea Life Sciences (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES” for a description of this financing) and accordingly our royalty revenues from CPI-226 sales in North America and Europe could be reduced until the purchased royalties are received in full by the purchasers and/or their royalty units are converted into our common shares.

We will require substantial additional capital to conduct our operations.  We have financed our operations primarily through the sale of equity securities.  Our future capital requirements will depend on many factors, including, among others, the following:

•

the progress of our preclinical studies and clinical trials, the magnitude and scope of these activities and future product development decisions;

•

the amount and timing of milestone based licensing payments, if any, from our agreements with Cadence Pharmaceuticals, Cutanea Life Sciences, Pfizer, Spring Bank Technologies and Wyeth Pharmaceuticals (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements”)

•

our ability to establish new development and commercialization agreements for our unpartnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments,  responsibility for research and development activities and funding thereof;

•

payments pursuant to our license and collaboration agreements (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW - Technology Licenses and Research Collaborations”) including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see “.ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUITY AND CAPITAL RESOURCES”);

•

the time and costs involved in obtaining regulatory approvals and our ability to develop and obtain regulatory approval for our products in our targeted indications;

•

the time and costs involved in scaling up the commercial manufacturing of our products;

•

the amount and terms of any government and/or grant funding obtained for the development of our product candidates;

•

the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims;

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

We may experience delays in our clinical trials which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials of our product candidates (including our two celgosivir phase II combination therapy trials and the CPI-226 phase III clinical trial being conducted by our partner Cadence Pharmaceuticals) within the forecasted timelines. We have no control over when Cadence will complete the CPI-226 phase III clinical trial which could impact the timing of any revenues from our agreement with Cadence, as well as our future financing prospects.

The ability to complete the clinical trials in the expected time frames once started depends, in part, on the rate of patient enrollment and patient retention, which is a function of many factors, some of which are beyond our control. If patient enrollment is less than expected, we or our collaborators may need to add additional clinical sites to complete the clinical trials, thus likely delaying completion of the trial.

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

Delays in starting and completing clinical trials could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our un-partnered programs/territories, the timing of potential revenues from currently partnered programs and/or future financings.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; Failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (omiganan 1% gel licensed to Cadence Pharmaceuticals; omiganan for dermatological diseases licensed to Cutanea Life Sciences; MX-1313 licensed to Spring Bank Technologies; and the patents licensed to Pfizer and Wyeth Pharmaceuticals) are controlled by our partners and we have limited or no input into their activities.

We entered into a Collaboration and License Agreement with Cadence Pharmaceuticals in August 2004 for the development and commercialization of omiganan 1% gel in North America and Europe (see “ITEM 4. INFORMATION ON THE COMPANY – BUISNESS OVERVIEW – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”). We have formed a Joint Development Management Committee (“JDMC”) with Cadence to oversee the development of omiganan 1% gel. The JDMC has an equal number of representatives from Cadence and MIGENIX. In the event that the JDMC is unable to reach a consensus on a matter, Cadence has the right to make the final decision which is to be exercised in good faith.

We entered into a license agreement with Cutanea Life Sciences in December 2005 for the development and commercialization of MX-594AN (also known as CLS001) for the treatment of dermatological diseases (see “ITEM 4. INFORMATION ON THE COMPANY – BUISNESS OVERVIEW – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”). We have no involvement in the development of MX-594AN and under the agreement with Cutanea we are to receive semi-annual updates on MX-594AN development and commercialization activities. The information that Cutanea provides to us on the development of MX-594AN may be limited.We entered into a license agreement with Spring Bank Technologies in December 2003 for the development and commercialization of MX-1313 (also known as SB-9000) for the treatment of Hepatitis B Virus infections (see “ITEM 4. INFORMATION ON THE COMPANY – BUISNESS OVERVIEW – Development and Commercialization Agreements – Spring Bank Technologies, Inc.”). We have no involvement in the development of MX-1313 and under the agreement with Spring Bank we are to receive annual updates on MX-1313 development and commercialization activities.  The information that Spring Bank provides to us on the development of MX-1313 may be limited

With the acquisition of MitoKor in August 2004, we acquired agreements with Pfizer and Wyeth Pharmaceuticals (see “Pfizer, Inc” and “Wyeth Pharmaceuticals” contained in “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW -Development and Commercialization Agreements”). We have no involvement in the development of any of the intellectual property licensed to Pfizer or Wyeth and we have limited or no information from Pfizer and Wyeth as to the status and their plans for the intellectual property. Both parties continue to pay costs for the patents and patent applications licensed to them.

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see “ITEM 4. INFORMATION ON THE COMPANY – BUISNESS OVERVIEW – Technology Licenses and Research Collaborations”).

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

We have not completed the development of any commercial products and have no revenues from the sale of products; We may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: omiganan 1% gel for the prevention of catheter-related infections (completed one phase III study) and omiganan for the treatment of dermatological diseases (completed two phase II acne studies).  Since May 2002, we have acquired several product candidates including: CELGOSIVIR for the treatment of chronic Hepatitis C Virus infections (phase II), MX-4509 for the treatment of neurodegenerative diseases (completed a phase I study, currently in non-clinical studies), MX-2401 for the treatment of serious gram-positive infections (preclinical development) and several earlier stage development programs.  We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products (the earliest opportunity for revenues from product sales/royalties is from CPI-226).  There can be no assurance that we will ever achieve profitability.  As a result, an investment in our common shares involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

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

•

have better distribution channels;

•

are easier to administer; or

•

are less expensive.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than ours. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cadence Pharmaceuticals, our partner for the development and commercialization of CPI-226, Cutanea Life Sciences who has licensed MX-594AN (now CLS001) from us and Spring Bank Technologies who has licensed MX-1313 from us currently have no marketing, sales or distribution capabilities. Cadence intends to establish marketing, sales and distribution capabilities and there can be no assurance that they will be successful in their efforts.

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

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 20, 2006 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

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

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the U.S., scale up manufacturing of our product candidates, are required to pay milestones under our license agreements (see “ITEM 4. INFORMATION ON THE COMPANY – BUISINESS OVERVIEW -Technology Licenses and Research Collaborations”) and should we decide to expand our U.S. operations. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements (see “ITEM 4. INFORMATION ON THE COMPANY – BUISINESS OVERVIEW -Development and Commercialization Agreements”) and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

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

Our share price has been, and is likely to continue to be highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the Toronto Stock Exchange fluctuated from $0.31 (low) to $0.63 (high) during the fiscal year ended April 30, 2006, and from $0.38 (low) to $0.78 (high) during the period from May 1, 2006 through July 28, 2006.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

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

We also have a shareholder rights plan that requires anyone who seeks to acquire 20% or more of our outstanding common shares to make a bid complying with specific provisions included in the plan. See “ITEM 10. ADDITIONAL INFORMATION – ARTICLES - Shareholder Rights Plan”.

Limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). See “ITEM 10. ADDITIONAL INFORMATION – EXCHANGE CONTROLS”. This legislation permits the Commissioner of Competition of Canada to review any acquisition of a significant interest in us. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada. The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

Risks Related to Regulatory Matters

Our products under development require significant testing; we may not be able to obtain the regulatory approvals or clearances necessary to commercialize our products

We are currently not authorized to market any products in any jurisdiction. The preclinical testing and clinical trials of our product candidates and the manufacturing, labelling, sale, distribution, export or import, marketing, advertising and promotion of any new products are subject to regulation by federal, state and local governmental authorities in the United States, principally by the FDA, and by similar agencies in other countries.  Any product we or our corporate collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed and sold in a particular country.  The regulatory process, which includes extensive preclinical studies and clinical trials of each product to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approval or clearance.  We may experience unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our product candidates, including the following:

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

Risks Related to Intellectual Property

Our success depends on our ability to protect our proprietary rights and operate without infringing the proprietary rights of others; We may incur significant expenses or be prevented from developing and/or commercializing products as a result of an intellectual property infringement claim

Our success will depend in part on our ability and that of our corporate collaborators to obtain and enforce patents and maintain trade secrets, both in the United States and in other countries.  We have filed our own patent applications and obtained issued patents, acquired issued patents and patent applications and have licensed issued patents and patent applications from several parties (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW - Technology Licenses and Research Collaborations”).  As of July 18, 2006, we held rights to 98 patents or patent applications in the United States relating to our technology platforms and development programs, as well as foreign counterparts for most of these patents and patent applications.  There can be no assurance that we, our corporate collaborators or our licensors have or will develop or obtain rights to products or processes that are patentable, that patents will issue from any of the pending applications owned or licensed by us or our corporate collaborators, that any claims allowed will issue, or in the event of issuance, will be sufficient to protect the technology owned by or licensed to us or our corporate collaborators. There can also be no assurance that our owned or licensed patents or future patent applications or any collaborators’ current patents, or patents that issue on future applications, will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages.  Patent applications in the United States are maintained in secrecy for 18 months or until patents issue, patent applications in certain foreign countries are not generally published until many months or years after they are filed, and the publication of technological developments in the scientific and patent literature often occurs long after the date of such developments. Accordingly, we cannot be certain that we or our licensor was the first to invent the subject matter covered by any patent application or that we or our licensor were the first to file a patent application for any such invention.

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

We believe we were not a PFIC for our year ended April 30, 2006; however, we have been a PFIC in prior years and believe we may be a PFIC for our year ended April 30, 2007. Whether we will, in fact, be a PFIC for the taxable year ending April 30, 2007 depends on our assets and income over the course of the taxable year ending April 30, 2007 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status.

Gains realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections available.

The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her tax advisor before making an investment in our common shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which ay limit the information publicly available to our shareholders

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short-swing'' profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

You may be unable to enforce actions against us, certain of our directors and officers, under U.S. federal securities laws

We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers, reside principally outside the U.S. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the United States upon us or those persons.

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

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

MIGENIX Inc. (“MIGENIX”, the “Company”, “we”, “our”, “us”, “ourselves”) was incorporated pursuant to the Company Act (British Columbia, Canada) on August 27, 1979 as “Parklane Explorations Ltd.”,  was continued under the Corporations Act (Alberta, Canada) on March 9, 1988 and, was continued under the Company Act (British Columbia, Canada) on April 15, 1991 under the name “Consolidated Parklane Resources Inc.”  On January 7, 1993, our name was changed to “Micrologix Biotech Inc.” We were continued under the Business Corporations Act (British Columbia) on September 8, 2004 and on September 9, 2004, we changed our name to “MIGENIX Inc.” to better reflect our expanding technology base and portfolio of product opportunities.

Our principal place of business is located at BC Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2 and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.  We also have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA USA 92130. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.  Our principal office telephone number is (604) 221-9666 and facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.

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

Effective October 1, 2001, Dr. Jim DeMesa joined us as President & CEO and in 2002, with a new management team, we set out to establish a prominent biotechnology company focused initially on: (a) anti-infective (anti-bacterials, and anti-virals) product development; (b) bringing our founding technology in antimicrobial peptides to its optimal commercial potential (see “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives – Cationic Antimicrobial Peptides”); (c) entering into development and commercialization agreements for this technology; and (d) diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

From 2002 to August 2004, we focused on anti-infective drug development with a strategy of adding anti-infective (e.g. antibacterial and antiviral) technologies and product candidates with large market potential.  We completed four in-licensing and asset acquisition transactions that expanded and diversified our anti-infective product pipeline. See “Celgosivir: Treatment of Chronic Hepatitis C Virus Infections”, “- Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”, and “- Nucleic Acid Programs: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections” contained in “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives” and also “- BioSource Pharm, Inc.”, “- Hybridon Inc”, “- IntraBiotics Pharmaceuticals Inc.”, and “ – Virogen Limited (UK)” contained in “- BUSINESS OVERVIEW – Technology Licenses and Research Collaborations”).

In August 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence Pharmaceuticals, Inc. (“Cadence”). Under the terms of the agreement Cadence has the exclusive rights to market and sell CPI-226 in North America and Europe. In exchange for these rights, we received $2.6 million consisting of a $2.0 million (US$1.5 million) up-front fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement with Cadence also include up to US$27 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence is funding the clinical, regulatory, and commercialization costs related to CPI-226 and is responsible for manufacturing. For additional information on CPI-226 and Cadence, see “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-related Infections” and “- BUSINESS OVERVIEW - Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

On August 31, 2004, we completed the acquisition of San Diego-based MitoKor, Inc. (“MitoKor”), as part of our strategy to further broaden our technology base and product development opportunities. MitoKor was focused on diseases and conditions related to mitochondrial dysfunction and had programs in development for degenerative and metabolic diseases (e.g. Alzheimer’s disease, Parkinson’s disease, arthritis, retinitis pigmentosa).  This acquisition was completed by way of an Agreement and Plan of Merger and Reorganization where MitoKor merged with a wholly owned subsidiary created by us, now named MIGENIX Corp. Total consideration paid by us to acquire MitoKor was approximately $6.9 million consisting of:

▪

5,388,691 common shares as up-front consideration valued at approximately $6.0 million;

▪

4,000,000 Series E convertible redeemable preferred shares for up to US$4.0 million in potential future milestones upon the achievement of certain product development and other milestones related to the MitoKor portfolio (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –LIQUIDITY AND CAPITAL RESOURCES”). The Series E preferred shares have been recorded at their aggregate redemption value of US$1;

▪

$0.9 million of transaction related costs; and

▪

a US$25,000 cash payment.

The $6.9 million purchase consideration was allocated based on the fair value of the tangible assets, intangible assets and liabilities acquired as at August 31, 2004, resulting in approximately: $5.8 million in intangible assets, $1.0 million in net working capital, and $0.1 million in other non-current assets. For US GAAP purposes, the $5.8 million allocated to intangible assets has been expensed as research and development as the acquired technology is unproven and has no alternative future use (see “ITEM 3. KEY INFORMATION – SELECTED FINANCIAL DATA” for a summary of Canadian GAAP and United States GAAP financial data). Additionally as part of the transaction we assumed warrants for the purchase of 128,862 common shares with a weighted average net exercise price of US$13.53 and expiry dates through June 22, 2011. For additional information on the MitoKor programs acquired, see “- BUSINESS OVERVIEW – Drug Development Programs - Degenerative and Metabolic Drug Development Programs”

There has not been any indication of any public takeover offers by third parties in respect of our common shares or by us in respect of other company’s shares during the last or current financial year.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “- Product Approval Process”).  Our drug development programs can be classified by technology/class of compounds, disease area, product formulation/method of delivery, and stage of development, as follows:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide)

Prevention of catheter-related infections (topical). Cadence has licensed the North American and European rights to use  omiganan for the topical treatment or prevention of device-related, burn-related or surgery-related infections;

Phase III study in United States and Europe in progress. Special Protocol Assessment (SPA) agreement with the US FDA. One phase III study completed in the United States. Out-licensed the North American and European development and commercialization rights to Cadence Pharmaceuticals. Cadence expects the phase III results in the second half of 2007 and to submit for marketing approvals in the United States and Europe in the first half of 2008.

Omiganan for dermatological diseases (cationic peptide)	Rosacea and other dermatological diseases (topical)

Completed two phase II studies in the United States for the treatment of acne. Out-licensed global development and commercialization rights to Cutanea Life Sciences.  Cutanea has selected Rosacea as lead indication for development and plans to initiate and complete a phase II trial in 2007.

Celgosivir	Treatment of chronic Hepatitis C Virus infections (oral)

Completed phase IIa monotherapy trial. Two phase II studies testing celgosivir in combination with peg-interferon with and/or without ribavirin are in progress in Canada. Results from these two studies are expected by the end of 2006.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)	Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. Manufacturing for GLP non-clinical studies to be completed by the end of 2006.
SB-9000 (dinucleotide) (formerly MX-1313)	Treatment of Hepatitis B Virus infections	Preclinical. Out-licensed to Spring Bank Technologies.
HCV Non-nucleoside (HCVnn) (small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability and further testing of compounds to generate a lead development candidate
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (oral)	Evaluating potential orphan indications in non-clinical studies. Results of the non-clinical studies expected by the end of 2006. One phase I trial completed.
MX-4565 (small molecule)	Treatment of ophthalmic diseases (e.g. retinitis pigmentosa) and neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease)	Preclinical. Evaluating potential in Parkinson’s and other diseases.
MX-4042 (small molecule)	Treatment of arthritis	Preclinical

Business Model

Within the areas of infectious and degenerative diseases, we are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. phase II or phase III). In the future, we intend to expand our business model to retain certain commercialization rights for selected products. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to phase I stages of development.

Our business model includes out-licensing (partnering) selected product candidates to pharmaceutical and other biotechnology or biomedical companies, typically in late phase II (after preliminary safety and proof of efficacy parameters in humans have been obtained) or during phase III. Out-licensing at this stage of development is intended to reduce product development and commercialization risks, minimize advanced development expenses through sponsored late-stage clinical and manufacturing development programs, leverage the development and commercialization capabilities of our partners, and to maximize the revenue value of these product candidates that will be received by  us in the form of up-front license fees, milestone payments, research and development collaboration payments and royalties on product sales. We expect this to enable us to develop a greater number of product opportunities than would otherwise be possible and to focus primarily on our strengths in product development and partnering.

We use contract manufacturing organizations for the manufacture and supply of our drug candidates for preclinical and clinical studies and contract research organizations to perform certain preclinical and clinical study activities.

An important component of our business is seeking, obtaining and maintaining patent protection in the United States and other significant market territories for our technologies and product candidates.

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act (Canada) administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

The principal activities that must be completed before obtaining approval for marketing of any new drug product in Canada and the United States are generally as follows:

(a) Preclinical (non-clinical) Studies. Preclinical studies are conducted in vitro and in animals to evaluate the drug's toxic and pharmacologic effects. Toxicity screening is performed, as well as investigations on drug absorption and metabolism, the toxicity of the drug's metabolites, and the speed with which the drug and its metabolites are excreted from the body.

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers, can be patients depending on the target disease for the drug) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a phase I study is used to design phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger number of subjects than is required for phase I clinical trials. They are conducted to evaluate the safety, tolerability and effectiveness of a drug in patients with the target disease or medical condition for which the drug is likely to be indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens are evaluated during phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-centre trials) to establish clinical safety and effectiveness, after phase II studies have demonstrated preliminary evidence (using clinical endpoints, validated biomarkers or other surrogate indicators), of efficacy of the drug and the dosing regimen(s) to be evaluated in phase III. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labelling.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of safety and tolerability) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA contains all relevant preclinical and clinical information.

As the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards, and the stability of the drug substance and dosage form must be presented to the relevant regulatory authority. This is to ensure that a product which may eventually be sold to the public has the same composition as the one determined to be effective and safe in clinical trials.  Production methods and quality control procedures must be in place to ensure the product can reproducibly meet its approved specifications.

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a licence to market the product in the United States or Canada, respectively.

The FDA or Health Canada requires post-market surveillance programs to monitor a product’s safety. Results of post-marketing programs may limit or expand the further marketing of products. A serious safety, effectiveness or quality problem involving an approved drug may result in FDA or Health Canada action requiring suspension or withdrawal of the product from the market and possible recall action.

Drug Development Programs

Anti-infectives

According to the IMS World Health Review, in 2002, the worldwide anti-infective market (antibiotics, antifungals, antivirals and vaccines) was a US$45 billion industry. The anti-infective market is the 5th largest drug category with 7% of global pharmaceutical sales. Our anti-infective drug development programs are discussed below and are summarized in the table contained in “- BUSINESS OVERVIEW” above.

Cationic Antimicrobial Peptides

Our latest stage drug candidates are topical products containing a cationic peptide anti-infective (omiganan pentahydrochloride). Omiganan is a small, positively charged molecule that kills various microbes, including bacteria, fungi and protozoa.  Omiganan may also cause a potent, non-specific immune response that protects the host against invading micro-organisms.

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

Omiganan 1% gel: Prevention of Catheter-related Infections

Omiganan 1% gel is a topical gel formulation containing 1% omiganan which is being developed for the prevention of catheter-related infections. The vast majority of catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient’s skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. Omiganan 1% gel is designed to kill organisms around the catheter site that could cause catheter-related infections.  Omiganan 1% gel is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization.

It is anticipated that omiganan 1% gel may be utilized to prevent infections related to Central Venous Catheters (“CVCs”) and other percutaneous medical devices, including dialysis catheters, and peripheral inserted central catheters. CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient’s status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. According to the U.S. Centers for Disease Control and Prevention (“CDC”), there were 250,000 catheter-related bloodstream infections in the U.S. in 2001 related to the 5 million CVCs installed that year. Attributable mortality was estimated to be 12%-25% for each infection, and the marginal cost to the health care system can range from US$25,000 to US$56,000 per episode. In 2003, unit sales of CVCs, PICCs and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units) and this is projected to reach 14.7 million units (globally 31.4 million units) in 2007. Based on market research, dressing changes for approximately 90% of CVC and PICC catheters occur three days after the dressing being applied and the catheters remain in place for an average duration of approximately nine days. Dialysis catheters are in for longer periods of time than CVC and PICC catheters and their dressings are typically changed when the patients attend their dialysis every three to four days. We therefore anticipate that the number of dressing applications among hospitalized patients and hemodialysis patients where omiganan 1% gel could be used (omiganan 1% gel is designed to be applied prior to each dressing application) will increase significantly in the next few years.

Several products and procedures are currently used to help reduce the incidence of catheter-related infections. Topical “over-the-counter” antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently the most widely used products in the United States for cleansing catheter insertion sites.  If approved for marketing, omiganan 1% gel would be the first prescription drug for this indication and could be used in place of and/or in addition to these current products and procedures to reduce the incidence of catheter infections.

Development History and Current Status

In December 1998, we were cleared by the FDA to begin phase I clinical trials in the United States of omiganan 1% gel. Following the completion of the phase I study in April 1999, the FDA granted fast track designation to the product candidate for the prevention of CVC-related bloodstream infections.  The fast track process was authorized by The Food and Drug Administration Modernization Act of 1997 and is designed to facilitate the development and expedite the review of new drugs or biologicals intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

In September 2000, we initiated a phase III trial in the United States comparing omiganan 1% gel to povidone-iodine with the objective of proving that, when administered topically at central venous catheter insertion sites, it prevents catheter-related bacterial and fungal bloodstream infections by reducing microbial colonization of these catheters. In July 2002, we entered into a Collaboration and License Agreement with Fujisawa Healthcare Inc. for the co-development and commercialization of omiganan 1% gel in North America.

Patient enrollment in the phase III trial was completed in January 2003 with over 1,400 patients enrolled and the last patient completed the study in February 2003.  Results of the study were received in July 2003. In summary, the results showed:

•

The rate of catheter-related bloodstream infections in the omiganan 1% gel group was 2.2% compared with 2.6% in the povidone-iodine group. This result was not statistically significant, thereby not achieving the primary endpoint of the study.

•

omiganan 1% gel demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the omiganan 1% gel group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the omiganan 1% gel group as compared with 6.9% in the povidone-iodine group (p=0.004). Local catheter site infections are associated with catheter colonization and catheter colonization is considered to be a precursor to catheter-related bloodstream infections.

•

No serious adverse events related to the use of omiganan 1% gel were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

As the primary endpoint was not achieved in the phase III study, the results required investigation into the regulatory and market options available for omiganan 1% gel, including potentially terminating the program.  Most omiganan 1% gel development activities were suspended in late July 2003 after the phase III results.  In September 2003, the license agreement with Fujisawa was amended by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004.

As part of the amendment to the license agreement with Fujisawa, we assumed responsibility for the omiganan 1% gel regulatory evaluation process. In January 2004, we met with the FDA to address the regulatory requirements for an NDA for omiganan 1% gel.  The result of that meeting was that the FDA indicated that an NDA for omiganan 1% gel could be obtained without the requirement for a statistically significant reduction in catheter-related bloodstream infections as a primary endpoint, but that further meetings with the FDA would be required to establish the path for seeking marketing approval for omiganan 1% gel. On January 20, 2004, Fujisawa elected to terminate the license agreement and returned all rights pertaining to omiganan 1% gel to us.

At a subsequent meeting with the FDA regarding the omiganan 1% gel regulatory path, the FDA encouraged us to complete a confirmatory phase III trial using the incidence of local catheter site infections as the primary endpoint.  This endpoint was statistically significant in the phase III study completed in July 2003.

On August 2, 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence (Cadence also refers to omiganan 1% gel as CPI-226).  For additional information on the license agreement with Cadence, see “- Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

Cadence and the FDA in June 2005 reached a written agreement on a protocol for a phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of a NDA. In general, the SPA is considered binding on both the FDA and the study sponsor.

Cadence initiated United States enrollment in a multi-national pivotal phase III study of omiganan 1% gel in August 2005 pursuant to the SPA. European enrollment in the study was initiated in January 2006. This confirmatory phase III trial is a randomized, Evaluation Committee-blinded study to evaluate the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study is the incidence of local catheter site infections. Other secondary objectives of this study include gathering additional safety data on omiganan 1% gel and assessing the effectiveness of omiganan 1% gel in preventing significant catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization. Cadence originally planned to complete the study in the first half of calendar 2007, however in July 2006 Cadence revised this to the second half of 2007. Cadence has also advised us that they plan to submit an NDA to the FDA and a Marketing Authorization Application to European regulatory authorities, for marketing approval in the US and Europe respectively, in the first half of 2008. Additionally, Cadence intends to also pursue, as a post marketing application, a pediatric indication for omiganan 1% gel in the prevention of catheter-related infections (current and prior studies have been in adult patients and some studies in pediatric patients will likely be required for expansion to pediatric population).

We have initiated activities directed at securing a development and commercialization partner for omiganan 1% gel in Japan and other territories outside of North America and Europe.

Omiganan for the Treatment of Dermatological Diseases

We were initially developing a topical solution formulation containing omiganan for the treatment of acne and had completed three phase I and two phase II trials targeting acne. A license agreement for the development and commercialization of omiganan for dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania. For additional information on the license agreement with Cutanea, see “Development and Commercialization Agreements Cutanea Life Sciences, Inc.”. Future development activities omiganan for dermatological diseases (Cutanea’s name for is the product candidate is CLS001) will be determined by Cutanea and will focus on the treatment of dermatological conditions with inflammatory and infectious components. Cutanea has advised us that it is pursuing Rosacea as its first indication for development and may modify the product from its current 2.5% solution formulation. For information on Cutanea’s development plans see “Development History and Current Status” below.

Rosacea

Rosacea is a chronic disease that affects the skin and in about 50% of cases, the eyes as well. The condition is characterized by both vascular (flushing) and dermal (occurrence of popular and pustular lesions) components involving the face and occasionally the neck and upper trunk.  Rosacea affects over 16 million North Americans and 45 million people worldwide.  It most often affects adults between the ages of 30 and 60, and seems to be more common in women and people with fair skin.

The exact cause of rosacea is still unknown, however, potential causes may include:  genetic predisposition, heredity, hypochlorhydria (decreased production of gastric acid by the stomach), inflammatory bowel disease and infection with the bacterium Helicobacter pylori, Demodex folliculorum mites, endocrine diseases, vitamin deficiencies, and micro-circulatory disturbances.  Average disease duration is about 9 years, and flare-ups often occur when certain triggers cause the blood vessels in the face to dilate, causing redness. Common triggers include: sun, exercise, hot weather, emotional stress, spicy foods, alcohol, and hot water.  There is no cure and current therapies are aimed at managing symptoms and preventing further progression of the disease. The most commonly prescribed oral antibiotics for rosacea are doxycycline, erythromycin, minocycline, and tetracycline. The most recent product to be launched in US and EU is Finacea ® a topical therapy that effectively treats the bumps and lesions, as well as the redness, associated with mild to moderate inflammatory rosacea. Finacea® (Skinoren in the US) which is azaleic acid (15%) has achieved global sales of $45MM in the second full year on the market.  Other topical therapies include antimicrobial and anti-inflammatory agents. Topical and oral therapies are often combined. Certain types of laser treatments can be very effective in reducing rosacea signs. The current US Rosacea prescription market is estimated at $500 million annually.

Development History and Current Status

In January 2000, we initiated human clinical trials in the United States to evaluate the safety and efficacy of omiganan solution in the treatment of acne. A phase IIb clinical trial for omiganan solution (initiated in January 2003) at nine U.S. centers was completed with 255 patients enrolled and the last patient completed treatment in September 2003.  The phase IIb trial was a randomized, double-blind, vehicle controlled, dose-ranging safety and efficacy study in acne patients treated twice daily over 12 weeks. Omiganan solution was assessed based on: the reduction of inflammatory lesions, the reduction of non-inflammatory lesions and the reduction of total lesions, as well as a Physician’s Global Severity Assessment (a subjective improvement assessment) of each patient during the study. In addition, the safety and local tolerability of omiganan solution were assessed.

The phase IIb study was designed to evaluate acne lesion count reductions at various time points (three, six, nine and 12 weeks), comparing omiganan solution (omiganan 1.25% and 2.5% solutions) with the vehicle (a hydroalcoholic solution). Omiganan solution achieved statistically significant superiority at six weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037) and total lesions (p<0.001). The omiganan 2.5% solution group had reduced inflammatory lesions of approximately 40% after six weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between six and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies).  Although certain analyses after six weeks of treatment resulted in statistically significant lesion count reductions, in general, the omiganan solution analyses beyond six weeks were not statistically significant. A clear dose response was seen between the omiganan 2.5% solution and omiganan 1.25% solution treatment groups, with the omiganan 1.25% solution group showing trends toward efficacy without reaching statistical significance. In the Physician’s Global Severity Assessment, omiganan 2.5% solution showed a trend toward superiority compared with the vehicle (at six weeks p=0.058). Omiganan solution was extremely well tolerated, with no serious drug-related adverse events encountered in the study.

Cutanea has advised us that they are pursuing Rosacea as its first indication for development and it plans to initiate and complete a phase II clinical trial in 2007. Prior to initiating the phase II trial Cutanea will need to: complete formulation work; manufacture the drug; hold a pre-IND meeting with the FDA; submit an IND for the phase II trial; and all other activities necessary to initiate a clinical trial.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

In February 2004, we acquired celgosivir, an oral, first-in-class compound in development for the treatment of chronic HCV infections (see “- Technology Licenses and Research Collaborations - Virogen Limited (UK)”). Celgosivir exerts its anti-viral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I.  In a surrogate in vitro model of HCV infection (bovine viral diarrhea virus, also known as “BVDV”), celgosivir (and its active metabolite castanospermine) interrupted the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

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

HCV replication dynamics and the potential for resistance development in patients indicate that combination therapy (use of two or more drugs) will likely be needed to effectively treat chronic HCV disease. The only approved treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin. The gold standard treatment for chronic HCV genotype 1 (the most common genotype in North America) infections in the U.S., a combination of pegylated interferon-alpha plus ribavirin, is only 40% to 50% effective in achieving a sustained viral response. Different genotypes of HCV respond differently to interferon therapy, genotype 1a and 1b are less sensitive to interferon therapy than types 2 and 3.  The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.  There remains a need for the development of more effective antiviral therapies for chronic HCV infection, which in all likelihood, would be used in combination therapy, including use with pegylated interferon-alpha alone or in combination with ribavirin. There are over 20 compounds to treat chronic HCV in development across four main classes of drugs: immunomodulators, interferons, small molecule anti-virals, and host-enzyme inhibitors. Pegylated interferon is expected to be the primary drug in combination therapy for the foreseeable future.

Development History and Current Status

Prior to our acquisition of celgosivir, it was tested in over 500 human subjects in phase I and phase II trials for the treatment of HIV (a retrovirus) and was well tolerated (with the highest reported incidence of side effects being mild to moderate diarrhoea and flatulence, which were self-limiting and/or reversible). We do not intend to develop celgosivir for the treatment of HIV.

We are developing celgosivir for the treatment of chronic HCV infections and it is currently the only alpha-glucosidase I inhibitor known to be in clinical development for the treatment of chronic HCV infection.  The rationale for the development of celgosivir for the treatment of HCV is based on the characteristics of HCV (a flavivirus), as well as preclinical testing of the compound and peer-reviewed publications which have shown in the surrogate model using BVDV (also a flavivirus) that: (a) α-glucosidase I is important for BVDV replication (see above), (b) BVDV is hypersensitive to α-glucosidase I inhibition (as compared to humans cells), and (c) based on the BVDV model, celgosivir is additive and/or synergistic with the currently approved gold standard HCV drugs ribavirin and interferon-alpha.

Our celgosivir clinical development activities to date include three phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to interferon-based therapy (“non-responders”); and (iii) a combination therapy study in treatment-naïve patients, which includes an assessment of viral kinetics:

Phase IIa Monotherapy Study

The phase IIa monotherapy study was an open-label, randomized, dose-response (three groups), 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater reduction in viral load was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean decrease in HCV RNA did not reach clinical significance. We concluded that the phase IIa monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support our combination therapy development strategy.

Phase IIb Combination Therapy Study (non-responder patients)

Enrollment in a celgosivir phase IIb combination study commenced in November 2005 and results of the study are expected in October or November 2006. This study is a multi-center, active-controlled, 12-week evaluation of efficacy and safety in 57 non-responder patients randomly assigned to one of three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); (ii) celgosivir plus peginterferon alfa-2b (2-way combination); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (control). Subjects with chronic HCV genotype 1 infections are eligible for this study if they have either never responded to a prior treatment consisting of pegylated alpha interferon plus ribavirin or if their viral load decrease had never reached undetectable levels. Patients completing 12 weeks of treatment in the phase IIb study have the option to participate for up to an additional 36 weeks in an extension study. In consultation with their physician the patient can elect to continue on with their current treatment or, if on the celgosivir peginterferon 2-way combination or the control treatments, can switch to the celosivir peginterferon ribavirin 3-way combination treatment. Of the 57 patients enrolled in the phase IIb study as of July 11, 2006: (i) 31 patients have completed 12 weeks of treatment and have enrolled in the extension study; (ii) 19 patients are in the 12-week treatment period; and (iii) 7 patients discontinued treatment prior to completion of treatment (6 for interferon-related side effects and 1 for other reasons unrelated to celgosivir).

In July 2005 we completed a Material Transfer and License Option agreement with Schering-Plough providing for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin) for this phase IIb study, (b) certain technical and laboratory support and other services for the phase IIb study, and (c) certain limited rights for Schering-Plough’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2006, we estimate that the value of the PEGETRON® and lab testing services received by us to be approximately $0.7 million and we have recorded this non-monetary consideration and expense at a net cost of $nil in our research and development expenses for the year ended April 30, 2006.

The agreement with Schering-Plough grants them limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement for celgosivir.

Phase II Combination Therapy Study (treatment-naïve patients)

In May 2006 we received a Notice of Authorization from Health Canada allowing us to begin a phase II study of celgosivir in treatment-naïve patients with chronic HCV (genotype 1) infection designed to determine the efficacy, safety, tolerability and pharmacokinetics of celgosivir in combination with peginterferon alfa-2b, with ribavirin. In July 2006 we received approval for an amended protocol to reduce the size of the study. This phase II study is a 12 week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); and (ii) peginterferon alfa-2b plus ribavirin (control). As part of the study, the viral kinetics of celgosivir will be evaluated. Enrollment in the study is expected to commence shortly with 4 week interim results expected in late 2006 and 12 week results expected in the first half of 2007.

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections

We acquired the lipopeptide program in May 2002 (see “- BioSource Pharm, Inc” and “- IntraBiotics Pharmaceuticals Inc.” contained in “- Technology Licenses and Research Collaborations”). Lipopeptides represent a family of antimicrobial agents active against aerobic and anaerobic Gram-positive bacteria.  Through our research and development activities, we selected MX-2401 as the lead development candidate in December 2003. MX-2401 is being developed as an intravenous product for the treatment of serious Gram-positive infections. In preclinical testing, MX-2401 has demonstrated a number of attractive characteristics which, if confirmed in future development, may differentiate it from products on the market and under development. Ultimately, indications that could be pursued for MX-2401 include complicated skin and skin structure infections, pneumonia, complicated urinary tract infections, certain bacteraemias and endocarditis. It is expected that the first indication for MX-2401 would target complicated skin and skin structure infections, which include deep wounds, surgical incisions, bites and lacerations that have become infected, major abscesses and infected skin ulcers.

Multidrug-resistant bacteria are a well-documented global healthcare concern.  Increasingly, many species of bacteria, which could once be treated by antibiotics, are now resistant to one or more classes of conventional antimicrobial drugs, severely limiting treatment options. The numbers of drug-resistant bacteria are increasing and the development of new treatment options has not kept pace.  With the increased use of antibiotics, resistance has become more frequent, leaving healthcare professionals without  effective therapy for certain bacterial infections.

Many hospital-acquired infections are caused by Gram-positive bacteria, such as Staphylococcus aureus (“S. aureus”) and S. epidermidis. Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients.  There are only a limited number of products on the market and in clinical trials for serious gram-positive infections. Vancomycin is often used as the antibiotic of last resort for treating multidrug resistant S. aureus and other bacterial infections.  The clinical outcomes of these resistant infections are poor, with over 100,000 hospitalizations resulting every year. The increasing prevalence of bacterial infections resistant to vancomycin, and other previously effective drugs, is increasing the demand for novel products to address this situation.

The hospital antibacterial market is currently valued at US$8 billion (DataMonitor 2003), which represents approximately 30% of total antibacterial sales. Of these sales, US$1.4 billion can be attributed to the treatment of respiratory tract infections, a figure that is forecasted to increase to US$2.0 billion by 2008. While overall antibacterial sales are forecast to be relatively flat to 2008 (compounded annual growth rate 2002-2008 0.6%), hospital sales are expected to increase more rapidly (compounded annual growth rate 2002-2008 2.0%).

Cubist Pharmaceutical’s Cubicin (daptomycin for injection), approved by the FDA in September 2003, is a lipopeptide-based drug for the treatment of skin and skin structure infections. MX-2401 could offer advantages over Cubicin. A number of other drugs are also in development by other companies, including dalbavancin from Vicuron.

Development History and Current Status

MX-2401 is in preclinical development. In December 2003, MX-2401 was identified as the lead development candidate in the lipopeptide program.  MX-2401 is intended to be an intravenous product for the treatment of serious Gram-positive infections. On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnership’s Canada (TPC) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first phase III clinical trial.  The TPC funding covers 26% of eligible costs and is repayable if the MX-2401 program is successful (determination includes the obtaining of marketing approval).

We are developing the process for manufacturing MX-2401 on a scale that will provide sufficient quantities of MX-2401 for the GLP non-clinical toxicity studies required to support moving MX-2401 into clinical development. This process development work and the manufacturing of MX-2401 for the planned GLP studies is projected to complete by the end of 2006 and the various GLP non-clinical studies required for a Clinical Trial Application (“CTA”) could be completed approximately 12 months thereafter. Prior to initiating clinical trials with MX-2401 we will need to initiate and complete the manufacture of MX-2401 for the clinical study, submit a CTA and obtain approval from Health Canada for the clinical study, and various other activities.

Non-nucleoside Program: Treatment of Hepatitis C Virus (“HCV”) Infections

We have internally developed a HCV non-nucleoside (“HCVnn”) technology. Lead identification and optimization work in this preclinical program has resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme and have nanomolar (excellent) activity in replicon assays (surrogate model for HCV). Development work is focused on optimizing oral bioavailability and further testing of compounds to generate a lead development candidate

For a discussion of HCV, see “Celgosivir: Treatment of Chronic Hepatitis C Viral (“HCV”) Infections”.

Nucleic Acid Program: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections

We acquired certain nucleic acid HBV and HCV technologies in September 2002 as part of the acquisition of the Origenix Technologies Inc. antiviral programs and we have internally developed a HCV non-nucleoside (“HCVnn”) technology. During the quarter ended October 31, 2005, based on preclinical results we terminated development of most of the HBV and HCV compounds acquired from Origenix in 2002. The decision to terminate the programs was based on selecting the HCVnn program to advance – see “- Non-nucleoside Program: Treatment of Hepatitis C Virus (“HCV”) Infections” above).

In December 2003, we out-licensed MX-1313, a dinucleotide in the preclinical stage of development, for the treatment for chronic HBV infections to Spring Bank Technologies (we acquired MX-1313 in September 2002 as part of the Origenix acquisition). Pursuant to the license agreement we are to receive annual progress reports on the development of MX-1313 (Spring Bank’s name for MX-1313 is SB-9000). The 2005 progress report shows various preclinical development activities supporting the advancement of SB-9000 and expansion of the intellectual property position through patent filings. For additional information on the Spring Bank license, see “- Development and Commercialization Agreements – Spring Bank Technologies Inc.”.

HBV

Worldwide, there are approximately 350 million chronic carriers of HBV, of which approximately one million die each year from complications of the disease, including cirrhosis (scarring of the liver), liver failure and primary liver cancer (hepatocellular carcinoma). Chronic carriers may be largely asymptomatic and remain infectious and therefore constitute a pool of infectivity in their communities. Other patients with chronic active hepatitis develop severe symptoms, including persistent malaise and fatigue, enlarged liver and spleen, and gastrointestinal bleeding.

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

Alpha interferon is effective in eliminating hepatitis B infection in 30-40% of patients, but is associated with significant toxicity. In addition alpha interferon is only effective in certain types of patients. A nucleoside analog, lamivudine (3TC), has been approved by the FDA for the treatment of HBV. While therapeutic results to date with lamivudine have been encouraging, HBV resistance to lamivudine is emerging and could pose a problem to lamivudine monotherapy in the future. Thus, new drugs with novel mechanisms of action are needed as an alternative to or in combination with existing therapies.

Degenerative and Metabolic Drug Development Programs

The acquisition of MitoKor in August 2004 (see “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”) expanded our product pipeline into degenerative and metabolic diseases.  MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction.  More than 75 diseases have been linked directly or indirectly to mitochondrial dysfunction, including: 1) a number of neurodegenerative disorders, such as Alzheimer’s disease, which affects as many as 4.5 million people in the U.S., Friedreich’s ataxia and Parkinson’s disease, 2) ophthalmic diseases, including glaucoma and retinitis pigmentosa, 3) several key metabolic disorders, including obesity, and 4) multiple other diseases, such as arthritis and cancer.

17α-estradiol sodium sulfate (MX-4509): Treatment of Neurodegenerative Diseases

MX-4509 (“17α-estradiol”) is being evaluated for its therapeutic potential in certain orphan neurodegenerative diseases associated with mitochondrial dysfunction. As a stereoisomer of the steroid hormone, 17β-estradiol (one of the major female sex hormones), 17α-estradiol has demonstrated significantly less hormonal activity, and has the same or greater potency as a cytoprotective compound compared to 17β-estradiol. Because of its minimal feminizing effects at pharmaceutically relevant doses, 17α-estradiol should be suitable for chronic treatment of degenerative diseases in both men and women. Moreover, its safety profile is apparent from the record of long-term use in millions of women in which 17α-estradiol sodium sulfate has been considered a hormonally inactive component of hormone replacement therapies, such as Premarin® and Cenestin®.

Development History and Current Status

MX-4509 is an orally-administered drug candidate obtained as part of the acquisition of MitoKor.  MX-4509 was well tolerated in a phase I clinical trial and has demonstrated activity in multiple animal models used for assessing drugs for neuroprotection.

A phase I/II study of MX-4509 in patients with Alzheimer’s disease (as a model of neurodegenerative disease) was planned to start by mid-year calendar 2005, looking at various biomarkers as an indication of the activity of MX-4509. Certain biomarkers have been associated with the pathogenesis of Alzheimer’s disease, Friedreich’s ataxia, and other neurodegenerative diseases. We received a Letter of Authorization from Health Canada for this phase I/II trial.  In May 2005 we made the strategic decision to pursue potential orphan indications (indications not disclosed) and not to proceed with this planned phase I/II study in Alzheimer’s patients. A non-clinical study of MX-4509 in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006, with clinical studies to follow, as deemed appropriate, based on the non-clinical results. The non-clinical study results are expected by the end of 2006.

MX-4565: Treatment of Ophthalmic and Neurodegenerative Diseases

MX-4565 and other related compounds may have utility for the treatment of retinal degeneration associated with retinitis pigmentosa, glaucoma and other ophthalmic diseases, as well as certain neurodegenerative diseases (e.g. Parkinson’s disease). Our mitochondrial compounds, including MX-4565, have shown an ability to block cell death pathways and retinal degeneration. This program is in the preclinical stage of development.

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

MX-4042: Treatment of Arthritis

The MX-4042 program is in the preclinical stage of development.  In rodent models of osteoarthritis and rheumatoid arthritis, MX-4042 reduces bone and cartilage breakdown.  MX-4042 has the potential to be a disease modifying treatment in multiple forms of arthritis.

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

MX-3108: Treatment of Obesity

As part of the acquisition of MitoKor in August 2004, we obtained a preclinical program targeting the treatment of obesity. We are not actively developing this technology (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS – Write-down of Intangible Assets”).

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. (“Cadence”)

In August 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of omiganan 1% gel.  Under the terms of the agreement, Cadence has the exclusive rights to market and sell MX-226 in North America and Europe.  In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement also included up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales.  The potential milestones under the agreement are now US$27 million as certain alternative milestone payments relating to the first omiganan 1% gel phase III study are no longer considered possible. Cadence is funding the remaining clinical, regulatory, and commercialization costs related to omiganan 1% gel in North America and Europe and is responsible for manufacturing.  We have formed a Joint Development Management Committee with Cadence to oversee the development of omiganan 1% gel.  See “ITEM 3. KEY INFORMATION – RISK FACTORS – Risks Related to our Business”.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology (last patent currently expires November 2022) and 10 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cadence, see “-Drug Development Programs – Anti-Infectives - Omiganan 1% gel: Prevention of Catheter-related Infections”.

Cutanea Life Sciences, Inc. (“Cutanea”)

In December 2005, we entered into a License Agreement with Cutanea for the development and commercialization of omiganan for dermatological diseases.  Under the terms of the agreement, Cutanea has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. In exchange for these rights, we received an upfront fee and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as royalties on net sales.  Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Unless otherwise terminated in accordance with its terms, the agreement will remain in effect until the later of the expiration of the last of any patents issued in respect of the licensed technology and 8 years from the date of the first commercial sale on a country by country basis.

For additional information on the relationship with Cutanea, see “- Drug Development Programs – Anti-Infectives - Omiganan for the Treatment of Dermatological Diseases”.

Pfizer, Inc. (“Pfizer”)

An agreement with Pfizer was acquired as part of the MitoKor acquisition. In November 1998, MitoKor entered into a three-year collaborative research and development agreement and a license and commercialization agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002. Under the agreements, MitoKor collaborated on drug discovery and Pfizer provided funding for research. Pfizer accepted multiple targets developed by MitoKor that address neurodegenerative disease. MitoKor received an up-front cash payment and an equity investment of US$2.0 million from Pfizer upon the signing of the agreements. The agreements also provide for preclinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products launched by Pfizer using MitoKor’s targets. Pfizer’s milestone and royalty obligations continued after the expiration of the research and development agreement.

Unless otherwise terminated in accordance with its terms, the license agreement with Pfizer is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Wyeth Pharmaceuticals (“Wyeth”)

An agreement with Wyeth was acquired as part of the MitoKor acquisition. Under the agreement dated February 8, 1999, Wyeth holds an exclusive, worldwide license under certain of MitoKor’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us.  Unless otherwise terminated in accordance with its terms, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Spring Bank Technologies, Inc. (“Spring Bank”)

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to SB-9000, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 Origenix transaction.  Under the license agreement, we received convertible/redeemable preferred shares in Spring Bank, rights for up to US$3.5 million in milestone payments during development of SB-9000 and royalties upon commercialization. Spring Bank will fund all development and patent costs for SB-9000. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (see “IntraBiotics Pharmaceuticals, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds.  Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales.  The equity component of the consideration included 1,000,000 Series B preferred shares which, at our option, are to be either redeemed for cash or converted into our common shares at US$1 per preferred share as specified drug development milestones are achieved in the lipopeptide and polyene programs (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –LIQUIDITY AND CAPITAL RESOURCES”). For additional information on the lipopeptide program, see “- Drug Development Programs – Anti-Infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology. Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Hybridon, Inc. (“Hybridon”)

In September 2002, we acquired a portfolio of antiviral technologies and product candidates formerly owned and/or then being developed by Origenix Technologies Inc.  Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon to develop an antisense drug candidate for the treatment of HPV that was being developed by Origenix. Under the agreement, Hybridon has licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome.  In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.  We assumed responsibility for the development costs for any drug candidates and agreed to diligently pursue regulatory approvals for an HPV antisense product in each of the United States, France, Germany, Italy, the United Kingdom and Japan. We suspended this program in late calendar 2003 as a result of our program prioritization and we are not actively developing a product candidate related to this agreement.

In consideration for the Collaboration and License Agreement, we agreed to pay Hybridon certain collaboration, up-front and milestone payments upon the achievement of agreed clinical objectives as well as royalties on product sales and from sub-licensing revenues. The collaboration, up-front and milestone payments, if achieved, would total US$5.75 million in cash and/or equity. The equity component included 5,500,000 Series C preferred shares. In April 2003, 250,000 of the Series C preferred shares were converted into common shares. The remaining 5,250,000 Series C preferred shares, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –LIQUIDITY AND CAPITAL RESOURCES”). Unless otherwise terminated in accordance with its terms, the agreement with Hybridon is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

IntraBiotics Pharmaceuticals, Inc. (“IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics.  As consideration for the assets acquired, we made an up-front cash payment of US$0.4 million to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$0.4 million.  The remaining 350,000 Series A preferred shares, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –LIQUIDITY AND CAPITAL RESOURCES”). For additional information on the lipopeptide program see “- Drug Development Programs - Anti-Infectives – Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology.

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

University of Florida Research Foundation Inc. (“University of Florida”)

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

Virogen Limited (UK) (“Virogen”)

In February 2004, we acquired the global rights to celgosivir from Virogen. The financial consideration for the rights included: (i) an up-front equity component of US$0.1 million upon conversion of 100,000 Series D preferred shares; (ii) 4,000,000 Series D preferred shares representing up to US$4 million in milestone payments in cash and/or equity payable upon the achievement of agreed upon development milestones (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –LIQUIDITY AND CAPITAL RESOURCES”); and (iii) royalties on product sales and sub-licensing revenues. For additional information on the celgosivir program see “Drug Development Programs – Anti-Infectives - Celgosivir: Treatment of Chronic HCV Infections”.

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

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of July 18, 2006 we held rights to 98 patents or patent applications in the United States relating to our technology platforms and drug development programs. We also hold the rights to foreign counterparts for most of these patents and patent applications.

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

Competition

Competition in the pharmaceutical industry is based on drug safety, efficacy, ease of use, patient compliance, price, marketing and distribution. Our commercial success will depend on our ability, and the ability of our partner(s), if any, to compete effectively in all these areas. There can be no assurance that our competitors will not develop products which are more effective than any that we are developing, or which would render our technologies and products obsolete and non-competitive. For a discussion of competition for individual product candidates, see “Drug Development Programs”. See also “ITEM 3. KEY INFORMATION – RISK FACTORS - Risks Related to Our Business”.

Governmental Regulations

See “Product Approval Process” and “ITEM 3. KEY INFORMATION – RISK FACTORS - Risks Related to Regulatory Matters”.

ORGANIZATIONAL STRUCTURE

We have three wholly owned (direct and indirect) subsidiaries as follows:

•

M&M Holdings Inc., a Delaware corporation

•

MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

•

Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

PROPERTY, PLANTS AND EQUIPMENT

We currently lease approximately 16,000 square feet of research and office space in Vancouver, British Columbia, Canada. The original Vancouver lease term commenced in May 1995 under a five-year lease agreement and the current term expires May 2007 with provision for an one year extension to May 2008. In July 2006 we were advised that the building which we occupy is to be demolished in 2007 and we should plan to vacate our premises by March 31, 2007. We are currently evaluating our options and have initiated a search for new premises in the Vancouver area. At this time we do not know the financial or operational implications of having to move our Vancouver operations. In addition, we lease approximately 1,700 square feet of office space in San Diego, California. The San Diego lease term commenced in June 2004 under a one-year lease agreement and the current six month term expires December 2006. We consider these leased premises adequate for our current needs.

Through contractual arrangements, we utilize the facilities and personnel of third parties in Canada, the United States and Europe for research studies, clinical trials and the manufacturing for our drug candidates.  Manufacturing of our drug candidates for clinical trials and for sale (if and when approved) is subject to significant governmental requirements (see “- BUSINESS OVERVIEW- Product Approval Process”). The inability of our manufacturers to meet these requirements or to fulfil our needs could result in unanticipated delays and costs thereby materially affecting our operations.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 18 to the audited consolidated financial statements for the year ended April 30, 2006. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

Critical Accounting Policies

Our audited consolidated financial statements are prepared in accordance with CDN GAAP and the reporting currency is Canadian dollars. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate us for non-clinical and clinical expenses related to development programs under collaborative/licensing agreements for certain of our product candidates, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

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

Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on our Canadian GAAP financial statements. See footnote 1 to the “SELECTED FINANCIAL DATA” table in “ITEM 3. KEY INFORMATION” for a summary of the impact of this difference between Canadian GAAP and US GAAP on our on our financials.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by us.  Intangible assets are amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on a quarterly basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We grant stock options to executive officers and directors, employees, consultants and advisory board members pursuant toour stock option plans. We record all stock-based awards to our executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. We disclose the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

Change in Accounting Policies

Financial Instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity. Effective for the fiscal year beginning May 1, 2005, we adopted the amended standard retroactively with restatement of prior periods. As a result of adopting this standard, we have reclassified our preferred shares from equity to liabilities.

Share-Based Payments

In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payments”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition we adopted in the year ended April 30, 2004. Accordingly, from the date of adoption of the revised standard on May 1, 2006, we will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to May 1, 2003. However, had we adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in note 18(f) to the audited consolidated financial statements.

OPERATING RESULTS

We are in the business of researching, developing and commercializing drugs in the areas of infectious and degenerative diseases. We do not have any products currently approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Product Approval Process).  For information on our drug development programs see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs”. We have been unprofitable since our formation in January 2003 incurring significant operating losses each year and we have incurred a cumulative deficit of $108.7 million to April 30, 2006.

For the year ended April 30, 2006 (“Fiscal 2006”), we incurred a loss of $11.3 million (2005: $10.5 million; 2004: $12.5 million) or $0.16 (2005: $0.18; 2004: $0.26) per common share. The increase in the Fiscal 2006 loss compared to the Fiscal 2005 loss is principally attributable to higher licensing revenues in Fiscal 2005 (see “- Revenues”), partially offset by a reduction in operating expenses in Fiscal 2006 (see “- Operating Expenses”).

Revenues

During Fiscal 2006 we had licensing revenue of $0.2 million (2005: $2.1 million; 2004: $1.2 million) and research and development collaboration revenue of $0.3 million (2005: $0.4 million; 2004: $1.8 million). The Fiscal 2006 licensing revenue is pursuant to the license agreement entered into with Cutanea in December 2005 whereby we received a non-refundable upfront payment of $0.2 million (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”). The Fiscal 2005 licensing revenue was pursuant to August 2004 collaboration and license agreement with Cadence which included a $2.0 million initial license fee and a $0.1 million premium on an equity investment made by Cadence (see ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development

Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”). Research and development collaboration revenues for Fiscal 2006 and 2005 were principally pursuant to the sale of omiganan drug substance to Cadence. The Fiscal 2004 licensing and research and development collaboration revenue were pursuant to the license agreement with Fujisawa Healthcare signed in July 2002 and terminated in January 2004.

Operating Expenses

Operating expenses decreased in Fiscal 2006 to $12.3 million (2005 $13.2 million; 2004: $15.8 million). The decrease in Fiscal 2006 operating expenses is principally due to a decrease in research and development costs (see “- Research and Development”) and a decrease in general and corporate costs (see “- General and Corporate”).

Research and Development

Research and development expenses decreased in Fiscal 2006 to $7.7 million (2005: $8.6 million; 2004: $10.5 million). Research and development expenses include: (1) research and development personnel costs; (2) clinical development program costs; (3) patent-related costs; and (4) other research and development costs.

Research and development personnel costs for Fiscal 2006 were $2.7 million (2005: $3.3 million; 2004: $3.7 million). The decrease in Fiscal 2006 was primarily due to reduced head count as a result of our cost reduction steps in May and June 2005 and ongoing cost containment measures (see “- LIQUIDITY AND CAPITAL RESOURCES”).

Clinical program development costs in Fiscal 2006 were $2.6 million (2005: $2.3 million; 2004: $4.0 million). The increase in the Fiscal 2006 clinical program development costs compared with Fiscal 2005 is due to increased activity in the celgosivir program including: phase IIb combination study initiated November 2005; phase IIa monotherapy trial initiated in Fiscal 2005 (October 2004) and completed in Fiscal 2006 (September 2005); and other activities (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Celgosivir: Treatment of Chronic HCV Infections”). Fiscal 2006 costs in the celgosivir program were $2.1 million (2005: $1.2 million; 2004: $nil).  The increase in celgosivir program costs was partially offset by a decrease in MX-4509 program costs resulting from the decision to pursue potential orphan indications, and not proceeding with the planned phase I/II trial in Alzheimer’s patients (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Degenerative and Metabolic - “17α – estradiol sodium sulphate (MX-4509): Treatment of Neurodegenerative Diseases”). Fiscal 2006 costs in the MX-4509 program were $0.2 million (2005: $0.7 million; 2004: $nil). Clinical costs in the omiganan programs in Fiscal 2006 were nominal (omiganan 1% gel – 2005: $nil; 2004: $1.7 million; and omiganan for the Treatment of Dermatological Diseases - 2005: $0.2 million; 2004: $2.0 million) as our partners fund the development costs for these programs and in the case of omiganan for dermatological diseases we were delaying certain development work until a partner was secured (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”) and “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”).

Patent-related costs in Fiscal 2006 were $0.9 million (2005: $1.0 million; 2004: $0.7 million).

Other research and development costs in Fiscal 2006 were $1.5 million (2005: $2.0 million; 2004: $2.1 million) including $0.6 million (2005: $0.6 million; 2004: $0.9 million) in MX-2401 preclinical development costs and are net of a $0.2 million (2005: $0.5 million; 2004: $nil) reduction in MX-2401 costs resulting from government assistance (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives -

Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”). The remaining other research and development costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs. The decrease in Fiscal 2006 other costs is a result of our cost reduction steps and ongoing cost containment measures (see “- LIQUIDITY AND CAPITAL RESOURCES”).

General and Corporate

General and corporate expenses decreased in Fiscal 2006 to $3.4 million (2005: $3.8 million; 2004: $3.6 million).  The decrease in Fiscal 2006 is primarily due to decreased legal and other costs. Personnel costs were $2.2 million in Fiscal 2006 (2005: $2.2 million; 2004: $2.5 million).

Amortization

Amortization expense in Fiscal 2006 for capital assets was $0.3 million (2005: $0.3 million; 2004: $0.3 million).

Amortization expense in Fiscal 2006 for intangible assets was $0.7 million (2005: $0.5 million; 2004: $0.3 million). The increase in Fiscal 2006 is due to primarily to the amortization of the MX-4509, MX-4565 and MX-4042 programs acquired August 31, 2004 (see “Capital and Intangible Asset Expenditures”).

Write-down of Intangible Assets

Pursuant to quarterly reviews during Fiscal 2006 we determined that write-downs were appropriate in respect of certain preclinical HBV and HCV compounds acquired from Origenix in 2002 (see ““ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives -  Nucleic Acid Program: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections”) and the MX-3108 obesity program acquired as part of the MitoKor acquisition (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Degenerative and Metabolic - MX-3108: Treatment of Obesity”). These write-downs resulted in a $0.1 million charge to operations and did not have a significant impact on our operations. During Fiscal 2004 we determined that write-downs were appropriate in respect of the HCV replication assay and the MX-1121 HPV oligonucleotide programs - these write-downs resulted in a $1.1 million charge to operations.

Other Income and Expenses

Other income and expenses includes two principal items: (1) interest income generated from investments of our cash balances; and (2) foreign exchange gains and losses on our United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “ITEM. 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Interest income for Fiscal 2006 was $0.3 million (2005: $0.4 million; 2004: $0.6 million). The decrease in Fiscal 2006 interest income resulted from lower average cash, cash equivalent and short-term investment balances.  The average rate of return for Fiscal 2006 was 2.6% (2005: 2.2%; 2004: 2.8%).

We incurred a nominal foreign exchange loss in Fiscal 2006 (2005: $0.1 million; 2004: $0.2 million).

Capital and Intangible Asset Expenditures

Capital asset expenditures in Fiscal 2006 were less than $0.1 million (2005: $0.2 million; 2004: $0.3 million). Fiscal 2004 capital asset expenditures include $0.2 million in lab equipment acquired through a capital lease.

Intangible assets at April 30, 2006 include acquired technology and capitalized technology license costs for our neurodegenerative (MX-4509, MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $5.6 million carrying value of these intangible assets at April 30, 2006 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by us in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “TREND INFORRMATION”).

Technology license costs capitalized in Fiscal 2006 were $nil (2005: $nil; 2004: $0.2 million). Technology license costs capitalized in Fiscal 2004 relate to the license agreement with Virogen for celgosivir.

Acquired technology costs capitalized in Fiscal 2006 were $nil (2005: $5.8 million; 2004: $nil). The acquired technology costs capitalized Fiscal 2005 relate to the MitoKor programs (including MX-4509, MX-4565 and MX-4042) acquired August 31, 2004.

Under US GAAP the celgosivir technology license costs and the MitoKor acquired technology costs are expensed as research and development costs – see “Critical Accounting Policies – Research and development costs”.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2006, we had cash, cash equivalents and short term investments of $9.4 million (April 30, 2005: $12.0 million) and our net working capital was $6.3 million (April 30, 2005: $10.8 million) (see below for additional $8.8 million in funds raised in May 2006). The $4.5 million decrease in net working capital from April 30, 2005 to April 30, 2006 is primarily attributable to the loss of $10.0 million (excluding amortization, write-down of intangible assets and stock-based compensation non-cash expenses) for the year ended April 30, 2006 less the $5.7 million in net proceeds from a public offering completed May 31, 2005 (see below). Our cash equivalents and short term investments are invested in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - Interest Rate and Credit Risk”).

We have financed our operations to date primarily through the sale of equity securities. On May 31, 2005, we completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6.5 million with each unit consisting of one common share and one-half of one common share purchase warrant (see “Outstanding Share Data” below).

In May 2006 we completed a financing of $8.8 million relating to the sale of a portion of the future royalties from our license agreements with Cadence Pharmaceuticals (see see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”) and “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”). A total of 29,465 royalty units were issued at a price of $300 per unit representing the royalties purchased by the unit holders (up to $1,000 per unit) under the license agreements. The $1,000 of royalties per unit purchased is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby we or the unit holders may elect to convert the units into our common shares (see “Outstanding Share Data” below). We provided the buyers (through a trustee) with a first-lien security interest over certain of our assets relating to the license agreements. In connection with completing the transaction we: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “Outstanding Share Data”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million is included in other assets at April 30, 2006.

In March 2005 we obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”). As at April 30, 2006 we had expenditures qualifying for $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable. The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of our post commercialization revenues during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

In May and June 2005 we took steps to reduce the cash used in our operations by various means including: not proceeding with a planned phase I/II clinical study of MX-4509; modifying the design of the celgosivir phase IIb combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remained in effect during Fiscal 2006, and as of April 30, 2006 $0.5 million in deferred compensation is included in accounts payable and accrued liabilities. In June 2006 we elected to end the 10% deferral program and $0.1 million of previously deferred compensation was paid out.

We have used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares (see “Outstanding Share Data” below) represent US$14.6 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), oligonucleotide/MX-1121 (US$5,250,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs with an aggregate liquidation preference of US$675,003. See “BioSource Pharm, Inc.”, “Intrabiotics Pharmaceuticals, Inc.”, “Hybridon, Inc.”, and “Virogen Limited” contained in “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW - Technology Licenses and Research Collaborations” and “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY” for description of these acquisitions. During the next 12 months we estimate that 100,000 preferred shares (US$100,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a charge of US$100,000 to research and development expenses. Each series of preferred shares includes provision for us to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

Outstanding Share Data

As at July28, 2006, there are:

•

74,299,148 (April 30, 2006: 74,258,656; April 30, 2005: 60,988,428) common shares outstanding. The 13,270,228 increase in common shares outstanding between April 30, 2006 and April 30. 2005 reflects 14,457,000 common shares issued in the May 2005 public offering (see “LIQUIDITY AND CAPITAL RESOURCES”) less  1,186,772 common shares in escrow cancelled pursuant to their terms;

•

14,600,000 (April 30, 2006: 14,600,000; April 30, 2005: 14,600,000) convertible redeemable preferred shares outstanding consisting of 350,000 Series A, 1,000,000 Series B, 5,250,000 Series C, 4,000,000 Series D and 4,000,000 Series E preferred shares. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and our election to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,886,546 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); Series C (MX-1121 program is not active) -

9,501,401 (average closing price 5 trading days prior to the conversion date, minimum price $0.88); Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “- LIQUIDITY AND CAPITAL RESOURCES” and note 13[b] to our April 30, 2006 financial statements for additional information on our preferred shares;

•

29,465 (April 30, 2006: nil; April 30, 2005: nil) royalty units outstanding (see “- LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2006, 2006: nil; April 30, 2005: nil) common shares. The units are convertible at any time by the holders into our common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, we have an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of our common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,608,425 (April 30, 2006: 4,053,200; April 30, 2005: 3,996,575) common shares at an average exercise price per common share of $1.07 (April 30, 2006: $1.12; April 30, 2005: $1.43); and

•

warrants outstanding for the purchase of 10,268,335 (April 30, 2006, 2006: 9,424,551; April 30, 2005: 5,980,526) common shares at a weighted average exercise price per common share of $0.95 (April 30, 2006: $0.99; April 30, 2005: $1.90), as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
1,056,422(1)	$0.45	May 31, 2008
883,950(2)(3)	$0.50	May 3, 2009
7,219,611(1)	$0.55	May 31, 2008
982,914(3)	$3.00	December 3, 2007
125,438(4)	US$13.21 to US$17.75	March 20, 2007 to June 22, 2011
Total = 10,268,335	Average = $0.95(5)

(1)

Issued as part of the May 2005 $6.5 million public offering (see “LIQUIDITY AND CAPITAL RESOURCES”)

(2)

Issued as part of the May 2006 $8.8 million financing related to the sale of a partial royalty interest (see “LIQUIDITY AND CAPITAL RESOURCES”)

(3)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to us by accepting a lesser number of common shares

(4)

These warrants were assumed by us as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$86,303 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at our option, in cash and/or common shares.

(5)

Weighted average exercise price using closing July 28, 2006 noon exchange rate of US$1.00 equals $1.1297

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We currently do not have any products approved for sale and our operations consist principally of research and development activities necessary to advance selected drug candidates through the development and approval process.  As disclosed in “Critical Accounting Policies – Research and development costs”), we expense all research costs in the year incurred and development costs are expensed in the year incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization.  No costs have been deferred to date for any of our development programs.  In Fiscal 2006 we spent $7.7 million (2005: $8.6 million; 2004: $10.5 million) on research and development activities inclusive of patent costs (see “OPERATING RESULTS – Operating Expenses – Research and development”). These costs do not include technology license costs and acquired technology costs capitalized under Canadian GAAP and expensed under US GAAP (see “OPERATING RESULTS – Capital and Intangible Asset Expenditures”).

TREND INFORMATION

None of the product candidates being developed by us have been approved to be marketed commercially and we have incurred significant operating losses in each year since inception. Our business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that our research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

We believe that our funds on hand at April 30, 2006, together with the net proceeds from the May 2006 financing (see “LIQUIDITY AND CAPITAL RESOURCES”), program prioritization, previous cost reduction steps, ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the third quarter of calendar 2007 before funds received, if any, from financing activities, the exercise of warrants and options, and existing or new license agreements. We will continue advancing our highest priority programs while operating within an annual burn rate of $11 million to $13 million.

We will need to raise additional funds in support of our operations and there is no assurance that such funds can be obtained. Our ability to raise capital is primarily dependent on equity markets, our market capitalization and results in our drug development programs. To maintain a sufficient cash position to fund our operations we may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including: clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the commercial manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

We have limited personnel and financial resources with which to optimally advance our programs. At April 30, 2006 the carrying value of our intangible assets in respect of development programs is approximately $5.6 million (Canadian GAAP). We may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program

A write-down in the carrying value of one or more intangible assets in respect of our development programs could have a significant non-cash impact on our operating results.

Selected Quarterly Financial Data (Unaudited)

The following table provides summary quarterly financial data (CDN GAAP) for the fiscal years ended April 30, 2006 and April 30, 2005:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)

Revenue	$ -	$ 305	$ -	$ 269
Operating loss	$ (3,111)	$ (2,327)	$ (3,407)	$ (2,834)
Loss	$ (3,032)	$ (2,232)	$ (3,314)	$ (2,772)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding	74,258	74,258	74,258	69,440

	Three months ended,
	April 30, 2005(1) (“Q4/05”)	January 31, 2005(1) (“Q3/05”)	October 31, 2004(1) (“Q2/05”)	July 31, 2004(1) (“Q1/05”)

Revenue	$ 11	$58	$2,089	$ -
Operating loss	$ (3,211)	$(3,289)	$(947)	$(3,351)
Loss	$ (3,137)	$(3,181)	$(992)	$(3,233)
Basic and diluted loss per common share	$ (0.05)	$(0.05)	$(0.02)	$(0.06)
Weighted average number of common shares outstanding	59,802	59,794	59,641	53,635

(1)

The Revenue figures for Q2, Q3 and Q4 of Fiscal 2005 were reclassified in Q1 of Fiscal 2006 from those originally reported to reflect our reclassification of certain cost recoveries from revenue to an offset to research and development expenses.

The primary factors affecting the magnitude of our operating losses and losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing revenues and write-downs in intangible assets. The operating loss and loss in Q3/06 was lower than previous quarters and Q4/06 due to lower research and development costs and the licensing revenue pursuant to the license agreement with Cutanea Life Sciences. The operating loss and loss in Q2/05 were significantly lower than previous quarters as a result of $2.1 million in licensing revenue pursuant to the license agreement with Cadence Pharmaceuticals.

OFF - BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at April 30, 2006, we had the following contractual obligations and commitments (1) (2):

Contractual Obligations Payments due by period (Expressed in thousands of Canadian dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Capital Lease Obligations	5	5	-	-	-
Operating Lease Obligations(3)	1,013	430	153	123	307
Purchase Obligations (4)	899	899	-	-	-
Total Contractual Obligations	1,917	1,334	153	123	307

(1)

Excludes US$14.6 million in contingent milestone obligations pursuant to our preferred shares discussed in “LIQUIDITY AND CAPITAL RESOURCES”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Includes office and lab premises lease agreements and maintenance fees due under license agreements

(4)

Represents obligations under research, manufacturing, and service agreements

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name of each director, officer and member of senior management and their present position with us as of July 28, 2006:

Name	Age	Position with the Company
David Scott	71	Chairman and Director(1)(2)
James M. DeMesa, M.D.	48	President & CEO, Director
Richard W. DeVries, LL. B.	54	Director(2)(3)
Alistair Duncan Jr., BSc., CA	46	Director(1)(3)
Steven Gillis, Ph.D.	53	Director(1)
Colin R. Mallet	63	Director(2)(3)
Walter H. Moos, Ph.D.	52	Director
W. Keith Schilit, Ph.D.	52	Director(3)
R. Hector MacKay-Dunn	54	Corporate Secretary
Arthur J. Ayres, CA	48	Senior Vice President Finance, Chief Financial Officer (CFO)
Jacob J. Clement, Ph.D.	62	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
William D. Milligan	53	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
K. David Campagnari	44	Vice President, Operations
C. Robert Cory, Ph.D.	51	Vice President, Business Development
A. Neil Howell, Ph.D.	60	Vice President, Research (San Diego)
AnnKatrin Petersen-Japelli, M.D.	52	Vice President, Clinical Development

(1)

Member of our Compensation Committee

(2)

Member of our Corporate Governance & Nominating Committee

(3)

Member of our Audit Committee.

There are no family relationships between any of the directors and senior management.  Walter Moos was appointed a director as part of our acquisition of MitoKor. We agreed with the former shareholders, and certain creditors, of MitoKor (the “MitoKor Stakeholders”) to permit them, until August 31, 2007, to designate one nominee for election to our Board of Directors (the “Board”). We have the right to review and approve any individual proposed by the MitoKor Stakeholders, provided that such approval is not unreasonably withheld or delayed. There are no other arrangements or understandings between any director, the executive officers or any other person pursuant to which any director or executive officer was elected or appointed.

Officers (CEO, CBO, CFO, CSO, Corporate Secretary) are appointed annually by the Board following our annual general meeting and serve until the earlier of their resignation or removal with or without cause by the Board.

The directors are elected or appointed at every annual general meeting by the shareholders entitled to vote at the annual general meeting for the election of directors.  All the directors cease to hold office immediately before the election or appointment of directors at the annual general meeting, but are eligible for re-election or re-appointment.

Set out below are profiles of our directors, officers and senior management:

David Scott, MBA, Chairman of the Board and Director.  David Scott of Vancouver, Canada has served on the Board since 2000.  A graduate of the Ivey School of Business at the University of Western Ontario, he has spent over 30 years in the investment management field and as a corporate director.  He founded, built and sold Scotiafund Financial Services Inc., a mutual fund management company. Mr. Scott is the former Chairman of the British Columbia Life Sciences Fund.  He played a key role in the founding of AnorMED Inc., a British Columbia-based biotechnology company and served as its Chairman from 1996 to 2006.  Mr. Scott was a Founding Director of the Academy of Chief Executives of Technology Companies.

James M. DeMesa, MD, MBA, President, Chief Executive Officer and Director.  Dr. DeMesa became our President & Chief Executive Officer and a director on October 1, 2001.  Dr. DeMesa has served as a senior executive with several international biomedical companies in the areas of corporate management, preclinical and clinical pharmaceutical and medical device product development.  Prior to joining us, Dr. DeMesa was the President & Chief Executive Officer and a director of GenSci Regeneration Sciences Inc. a public orthobiologics company.  From 1992 to 1996 he was Vice President, Medical and Regulatory Affairs at Biodynamics International, Inc. and from 1989 to 1992, was Vice President of Clinical and Regulatory Affairs at Bentley Pharmaceuticals. Dr. DeMesa is a director of Stem Cell Therapeutics in Calgary and a co-founder of CommGenix, a medical education company in Florida. He attended the University of South Florida where he received his bachelor’s degree in chemistry and his graduate M.D. and MBA degrees.

Richard W. DeVries, LL.B., Director.  Richard W. DeVries of Freeport, GBI, The Bahamas, has served as a Director since September 2005. Mr. DeVries has numerous business interests, including serving as director and officer of various public and private companies. Mr. DeVries’ primary business interests are: as Chairman of the Board and a Director of Call Genie Inc.; Chairman, President and a director of Exceed Capital Holdings Ltd.; Vice President Investments and a director of International Benefits Management Corporation; a director of CPI Crown Properties International Corporation; a director of Pacific Lottery Corporation; a director of Tallagium Corporation; a director of Petro-Reef Resources Ltd.; a director of Headplay, Inc.; a director of Conversion Works, Inc. and a director of Iris Medical Technologies Inc. Mr. DeVries has a Bachelor of Commerce Degree (1974) as well as a Bachelor of Law Degree (1977), both from the University of Alberta. In addition to being an active member in good standing of the Law Society of Alberta since 1977, Mr. DeVries is also a member of the Calgary Bar Association and the Canadian Bar Association.

Alistair Duncan Jr., BSc., CA, Director. Alistair Duncan of Vancouver, Canada was elected to the Board on September 8, 2004. Mr. Duncan co-founded Chromos Molecular Systems Inc. (“Chromos”) in 1996, has served as Chromos’s President & CEO since July 1999 and served as Chromos’s Vice-President and Chief Operating Officer until July 1999. Prior to joining Chromos, Mr. Duncan was a Principal with the Ernst & Young Corporate Finance and International Life Sciences Group. Mr. Duncan is a director of Agrisoma Biosciences Inc. (a Chromos spin-out company). Mr. Duncan also serves as a director (past Chair) of the Michael Smith Foundation for Health Research, a director (past Chair) of the BC Technology Industry

Association, and is a past director and past Chair of Leading Edge BC. Mr. Duncan is a Chartered Accountant and received a B.Sc. degree in Biochemistry from the University of British Columbia.

Steven Gillis, Ph.D., Director.  Steven Gillis of Seattle, Washington, USA, has served on the Board since August 1996. In August, 2005 Dr. Gillis joined ARCH Venture Partners, as a venture partner focused on the evaluation of new life science technologies and the development and growth of ARCH’s biotechnology portfolio companies. Dr. Gillis was a founder and director of Corixa Corporation and served as its Chief Executive Officer from inception (October 1994) and as its Chairman from January of 1999, until July 2005 when Corixa was acquired by GlaxoSmithKline. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, which was later acquired by Amgen Inc. From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman, Chief Scientific Officer and Executive Vice President and Director of Research and Development. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College.

Colin R. Mallet, BA, Director.  Colin Mallet of Vancouver, British Columbia, has served on the Board since December 1995. He currently serves as the Chair of our Corporate Governance and Nominating Committee and is a member of the Audit Committee.  He is a professional director with extensive commercial experience in the pharmaceutical / biotech industry. Mr. Mallet has held senior executive positions in the pharmaceutical industry in UK, Switzerland, Sweden, S.E. Asia and Canada. He was President and CEO of Sandoz Canada Inc. (now Novartis) for 7 years and is a past Chair of the Canadian Association of Research-based Pharmaceutical Companies. Mr. Mallet has served as a consultant on global pharmaceutical marketing to several major pharmaceutical companies and has been a director of more than a dozen biotech companies at various stages of development. He currently serves on two other public biotech company boards, Axcan Pharma Inc., :and Methylgene Inc., and is Chair of the Corporate Governance committees for each of these companies. He holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College (ICD.D).

Walter H. Moos, Ph.D., Director. Walter Moos of Oakland, California, USA, joined the Board on August 31, 2004 following our acquisition of MitoKor and also serves as the Stockholders’ Agent for the former MitoKor stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor. During the period September 1, 2004 to February 28, 2005, Dr. Moos was also a consultant to us working on the integration and management of MitoKor. Dr. Moos joined SRI International, a non-profit research institute, in March 2005 as Vice President of the Biosciences Division, and was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was an executive officer with Chiron Corp., and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of the Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Rigel Pharmaceuticals, Inc., the Keystone Symposia, the Critical Path Institute, and has previously served on the boards of Alnis BioSciences, Inc., Anterion Therapeutics, Inc., Axiom Biotechnologies Inc, the Biotechnology Industry Organization, Chiron Mimotopes Peptide Systems, Mimotopes Pty. Ltd., Oncologic, Inc., and Onyx Pharmaceuticals, Inc.  He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners LLC.  Dr. Moos has edited several books, helped to found multiple journals, and has over 100 published manuscripts and patents. In addition, he has held adjunct faculty positions at the University of Michigan, Ann Arbor, and since 1992 at the University of California, San Francisco, and has served on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California, Berkeley, in 1982.

W. Keith Schilit, Ph.D., Director. W. Keith Schilit of Tampa, Florida, USA, has served on the Board since November 2004. Dr. Schilit is an accomplished entrepreneur, venture capitalist, strategic and general corporate advisory consultant, author, and lecturer. He is an internationally recognized expert in the areas of raising capital for, managing, and investing in growth businesses and has been featured in The Wall

Street Journal, Business Week, The New York Times, USA Today, Inc., Success, and over 300 other publications, as well as on over 100 TV and radio broadcasts. Dr. Schilit is the author of five recent books on venture capital, IPOs, and emerging growth ventures. He is an expert in the area of corporate governance and has been an active member of the board of directors of several private and public companies and has served as chairman of an executive committee, compensation and benefits committee and on the audit committees of several private and public companies. Dr. Schilit holds an MBA & Ph.D. in strategic planning from the University of Maryland and has been on the faculties of Keio University (Harvard’s sister university in Tokyo) and Syracuse University.

R. Hector MacKay-Dunn, QC, Corporate Secretary.  Mr. MacKay-Dunn was appointed Corporate Secretary on September 23, 1997.  Mr. MacKay-Dunn is a senior partner at the law firm of Farris, Vaughan, Wills & Murphy LLP, which was appointed our corporate counsel in 1995, with Hector as the partner in charge.  His client list includes many leading technology and life sciences companies in Canada.  Hector has over 25 years of practice experience in a broad range of industry sectors, advising on corporate and general matters, complex domestic and cross-border public and private securities offerings, mergers and acquisitions, tender offers and international partnering and licensing transactions.  Hector provides general and strategic advice to both senior and emerging public companies as well as early to later stage private companies, investment banks and investors in public and private domestic and cross border equity and debt financings, mergers, tender offers, corporate reorganizations, and advises boards of directors and independent board committees on corporate governance.  Hector is recognized with the highest ranking (AV) for professional excellence Martindale Hubbell (an international peer-based rating organization for lawyers and law firms).  Hector is also recognized by LEXPERT American Lawyer Media (2006) as one of Canada's Top 100 Leading Lawyers in Canada-US Cross Border Transactions and as one of Canada's Leading lawyers in the field of Technology and Biotechnology.  Hector has served as director and corporate secretary for a number of public and private companies including Aspreva Pharmaceuticals Corporation and is the Chair of the BC Innovation Council, a Provincial Crown Agency.  He is a director of Genome British Columbia and is a member of the UBC Industry Liaison Advisory Council, UBC Faculty of Science Dean's Advisory Council and the Simon Fraser University Biotech Advisory Council and was appointed Queen's Counsel in 2003.

Arthur J. Ayres, CA, Senior Vice President Finance, Chief Financial Officer.  Mr. Ayres joined us in November 1994 as Controller.  He was appointed Director of Finance in January 2000, Vice President Finance and Chief Financial Officer in April 2001 and Senior Vice President Finance and Chief Financial Officer on June 15, 2005.  Mr. Ayres also served as our Secretary from January 9, 1995 to September 23, 1997.  Mr. Ayres is a Chartered Accountant (1985) and has a B.A. (Hon.) in Commerce and Computer Science (1981) from Simon Fraser University.  He has over 20 years of management, finance and related experience.

Jacob J. Clement, Ph.D., Senior Vice President, Science and Technology, Chief Science Officer.  Dr. Clement joined us in August 2002. In his role, Dr. Clement leads our R&D function, with a focus on accelerating research and preclinical development, and expanding our pipeline.  Dr. Clement has been a leader in pharmaceutical research and development for over two decades. He brings considerable biotechnology and pharmaceutical experience to us, having held executive and senior management positions at Abbott Laboratories, Scriptgen Pharmaceuticals, and Essential Therapeutics. Dr. Clement is widely published and has contributed to, and/or led, the development and approval of several drugs in anti-infectives and oncology.  Dr. Clement has a Ph.D. and a MSPH from the University of North Carolina, an MS degree from Roosevelt University, and a BA degree from St. Mary’s University.

William D. Milligan, B.Sc., Senior Vice President, Corporate Development, Chief Business Officer.  Mr. Milligan joined us in April 2002. Prior to joining us, Mr. Milligan was President and CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP,

Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly Canada Inc.  During his career, Mr. Milligan has been involved in the launch/commercialization of Axid, Prozac, Mobiflex, Soriatane, Hivid, Roferon-A, CellCept, Invirase, Cytovene, Manerix and Inhibace.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

K. David Campagnari, MBA, Vice President, Operations. Mr. Campagnari joined us in June 2002. Prior to joining us, he was Vice President of Operations at GenSci Orthobiologics of Irvine, CA. Before joining GenSci, Mr. Campagnari held several management positions at the American Red Cross, including General Manager of the Western Region (which included directing the processing of cardiovascular products) and Director, Quality and Regulatory Assessment at ARC National Headquarters. Mr. Campagnari holds a B.B.A. in Health Services Management and a MBA from National University in San Diego, CA.

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined us in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001.  He has over 10 years of biotechnology industry management experience and leads our activities in sourcing and negotiating out-licensing arrangements with industry partners and in-licensing and acquisition of product opportunities.  Dr. Cory holds an MBA specializing in finance and strategic planning from the Wilfrid Laurier University School of Business and Economics. He received his doctorate from the University of Waterloo and completed post-doctoral research at the Ontario Veterinary College.

A. Neil Howell, Ph.D., VP, Research (San Diego). Dr. Howell joined us in August 2004 as part of the acquisition of MitoKor. Prior to becoming Vice President of Research at MitoKor in 2000, he was a tenured Professor in the Department of Radiation Oncology, University of Texas Medical Branch at Galveston, where he continues to serve as an Adjunct Professor. Previously, he held several professorial positions at the University of Texas Medical Branch in Galveston and at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical and neurobiological basis of mitochondrial diseases. Recently, this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 130 manuscripts in peer-reviewed journals and was a member of grant review committees at both the National Institutes of Health and the National Science Foundation. Dr. Howell holds a BA from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

AnnKatrin Petersen-Jappelli, M.D., M.A., Vice President, Clinical Development.  Dr. Petersen joined us in May 2006 to lead the clinical development team.  Prior to joining US, Dr. Petersen was the Clinical Development Leader and Strategist, Medical Sciences, for Hepatitis C and several other exploratory antiviral compounds at Pfizer Inc. In this role, she was also a member of the in-licensing due diligence team for anti-infectives. Dr. Petersen joined Agouron Pharmaceuticals, Inc (acquired by Pfizer in 2000) in 1996 to become Director of International Clinical Development and Infectious Diseases. At Agouron/Pfizer she was responsible for the phase I – IV clinical development of Viracept (nelfinavir mesylate) for the treatment of HIV infection, including filing the NDA and subsequent sNDAs for alternative dosing and pediatric indications. Prior to joining Agouron/Pfizer Dr. Petersen spent close to a decade with other leading international biotechnology and pharmaceutical companies including Sandoz (Novartis) in Switzerland, and Cytel in California.  She has been responsible for managing the clinical development for several NDA-enabled programs at these companies, including Sandimmune (cyclosporine) for Rheumatoid Arthritis and Psoriasis.   She received a Master of Economics (1978) and her M.D. degree (1985) from the Université of Lausanne in Switzerland and spent several years working in Internal Medicine before joining the Pharmaceutical Industry.

COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2006 were the Chief Executive Officer; the Chief Financial Officer and each of our three other most highly paid executive officers whose total salary and bonus was

$150,000 or more for the financial year ended April 30, 2006 (all dollar amounts are Canadian dollars unless otherwise indicated):

Name	Annual Compensation		All Other Compensation	Options Granted
	Salary/Fees	Bonus & Other Annual Compensation		Number	Exercise Price(6)	Expiry Date(6)
James DeMesa President and Chief Executive Officer	$374,000(1)(2)	$66,839	$3,689	200,000(4)(5)	$0.50	50,000 May 16, 2010 50,000 May 16, 2011 50,000 May 16, 2012 50,000 May 16, 2013
Arthur J. Ayres Senior Vice President, Finance and Chief Financial Officer	$187,917(2)(3)	$15,786	$Nil	200,000(4)(5) 30,000(x)	$0.43 $0.38	50,000 March 22, 2011 50,000 March 22, 2012 50,000 March 22, 2013 50,000 March 22, 2014 7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013
Jacob J. Clement Senior Vice President, Science & Technology and Chief Science Officer	$330,000(2)	$28,060	$Nil	30,000 (4)(5)	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013
Neil Howell Vice President, Research (San Diego)	US$175,833	US$15,075	$Nil	30,000(5)	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	$275,000(2)(3)	$21,360	$Nil	15,000(4)(5)	$0.38	7,500 June 14, 2010 7,500 June 14, 2011 7,500 June 14, 2012 7,500 June 14, 2013

(1)

Effective August 1, 2005 Dr. DeMesa’s base salary reflects a 20% voluntary reduction (see “Compensation of the Chief Executive Officer” below).

(2)

Effective September 1, 2003, each of these executives agreed to participate in a 10% deferral of their base salary as part of our cash management program.  Included in the executive’s salary figure for the year ended April 30, 2006 in the above table are the following amounts pursuant to the deferral program and are included in our accounts payable and accrued liabilities as at April 30, 2006: James DeMesa – $44,000; Arthur Ayres – $17,500; Jacob Clement – $33,000; and William Milligan – $22,500.

(3)

Included in the executive’s salary figure for the year ended April 30, 2006 in the above table are the following amounts pursuant to retroactive base salary increases for the period May 1, 2004 to April 30, 2006: Arthur Ayres – $10,000; and William Milligan – $50,000.

(4)

Options for the purchase of common shares in respect of the executive’s participation in the 10% salary deferral arrangement were granted on May 22, 2006 to each of: James DeMesa (27,000), Arthur Ayres (11,000), Jacob Clement (20,000), and William Milligan (14,000) and are not included herein. These options were granted to the executives pursuant to our 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

 (5)

Options for the purchase of common shares in respect of the financial year ended April 30, 2006 were granted on June 27, 2006 to each of: James DeMesa (37,500), Arthur Ayres (15,000), Jacob Clement (6,000), Neil Howell (15,000) and William Milligan (15,000) and are not included herein.   These options were granted to the executives pursuant to our 2000 Incentive Stock Option Plan, which provides, among other things that the exercise price of such options must not be less than fair market value at the time of the grant.

 (6)

Market price of the common shares on The Toronto Stock Exchange determined as per our Incentive Stock Option Plans.

(7)

Option vests in four tranches (¼ on date of grant and ¼ on each of 1st, 2nd and 3rd anniversaries of the grant).  Each tranche expires five years after date vested.

Executive Compensation Policies and Programs

The objectives of our compensation policies and programs for executive officers are to:

(a)

recruit and retain executive officers of a high calibre;

(b)

motivate and reward executive officers for the achievement of significant corporate objectives ; and

(c)

align the interests of the executive officers with the interests of shareholders and our intermediate and long term objectives.

Our compensation policies and programs for executive officers currently consist of a base salary, results compensation (i.e. performance bonus), stock options, benefit programs generally available to all employees and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive’s performance, experience and position, Canadian and United States industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers is generally reviewed on an annual basis.

Our results compensation program, which is generally applicable to all employees, has been designed to focus and reward executive officers and other employees, on the achievement of annual corporate objectives which are in turn, intended to lead to the achievement of longer term goals.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, the other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives. For the financial year ended April 30, 2006, there were 5 primary corporate objectives, each carrying a weighting relative to 100% (range was 10% to 25% per corporate objective). Individual/functional objectives are also established annually for all executive officers.

For the financial year ended April 30, 2006, the potential results compensation for the Chief Executive Officer was up to 45% of his annual base salary and for each vice president of the company was up to 25% of their annual base salary.  Their results compensation is increased or decreased by up to 20% based on the change in the price of our common shares over the financial year.  The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, all of the vice presidents and the total payouts pursuant to the results compensation program.

The components of the incentive-based compensation program are primarily annual. Stock options are awarded based on the achievement of annual corporate objectives but through vesting provisions provide employees with a long term incentive to achieve results and remain with us. Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Options are exercisable for a period of five years from the date of vesting.  Option grants for all employees are reviewed by the Compensation Committee on an annual basis.  In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information.  Additionally, the percentage of corporate objectives achieved during the year and the result of the employee’s performance review are factored into the amount of the annual option grant to each employee.

As part of our cash conservation measures base salary reviews were not performed in respect of the financial year ended April 30, 2005 for any employees.  In recognition of this, we granted to all employees, except the President & CEO (see “Compensation of the Chief Executive Officer – Stock Options” below), the maximum number of options allowed under the ranges established for annual option grants (grant date was June 15, 2005). Base salary reviews were performed for all employees as of May 1, 2006. Additionally, several executive officers had base salary increases as of May 1, 2004 that were not made effective at that time and in June 2006 these increases were made effective retroactive to May 1, 2004. Such retroactive increases are included in the employees’ compensation for the financial year ended April 30, 2006.

We do not have any pension, retirement or similar benefits and therefore no amounts are set aside for such benefits.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2006, Dr. DeMesa’s compensation included a base salary, results compensation based on the achievement of corporate objectives, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa’s compensation annually and considers his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Specifically, the Compensation Committee considers the following when reviewing Dr. DeMesa’s compensation:

•

compensation information for Chief Executive Officers of other Canadian public biotech companies collected by us;

•

survey results for Chief Executive Officers of other Canadian biotech companies; and

•

survey results for Chief Executive Officers of U.S. biotech companies adjusted for foreign currency and tax rate differences.

Dr. DeMesa’s performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa’s base salary is reviewed by the Compensation Committee on an annual basis following the end of our fiscal year. Dr. DeMesa’s base salary was set at $440,000 per year effective May 1, 2003.  Effective September 1, 2003, Dr. DeMesa volunteered to participate in a 10% deferral of his base salary as part of our cash management program (as at April 30, 2006 the cumulative amount of Dr. DeMesa’s base salary deferral is $117,333; and payout of the deferral will be considered as our financial position improves). No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2004 following a review by the Compensation Committee. The annual review of Dr. DeMesa’s base salary for the year commencing May 1, 2005 was not completed, as the Board approved a 20% voluntary reduction in his base salary effective August 1, 2005 as one of the cash conservation steps taken by the Company. This 20% reduction in base salary remains in effect. No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2006 following a review by the Compensation Committee. Dr. DeMesa’s current base salary, after giving effect to the 20% reduction, is $352,000 per annum which is paid in US dollars as US$303,920 based on an exchange rate of 1.1582. The exchange rate used in the calculation of Dr. DeMesa’s base salary is adjusted semi-annually to the average exchange rate for the prior six months. For the period August 1, 2005 to April 30, 2006 Dr. DeMesa’s base US dollar salary was US$287,770 calculated at an exchange rate of 1.2232.

For purposes of results compensation and any termination payments, Dr. DeMesa’s former base salary of $440,000 remains applicable.

In June 2006 we elected to end the base salary deferral arrangement and Dr. DeMesa was paid deferred compensation for the period November 1, 2005 to June 15, 2006, leaving deferred compensation of $95,333 in respect of the period September 1, 2003 through October 31, 2005 as being deferred and payable to Dr. DeMesa.

Cash Incentive Compensation

For the financial year ended April 30, 2006, the potential results compensation for Dr. DeMesa was up to 45% of his annual base salary. For the financial year ended April 30, 2006, the Compensation Committee determined that corporate objectives with a weighting of 35% (out of potential 100%) were achieved. In addition, the Company’s share price decreased by 28% during the financial year ended April 30, 2006 and thus, Dr. DeMesa’s results compensation was decreased by 4% to reflect this decrease in the price of our common shares. Based on the forgoing Dr. DeMesa’s results compensation for the financial year ended April 30, 2006 was US$54,388. In recognition of Dr. DeMesa’s 20% salary reduction and his participation in the 10% base salary deferral program, Dr. DeMesa was eligible to earn additional results compensation for the financial year ending April 30, 2006 of up to approximately $200,000 based on significantly strengthening our financial position. This objective was not achieved and no additional results compensation was awarded to Dr. DeMesa for this objective.

Stock Options

Dr. DeMesa was granted an option on June 27, 2006 (in respect of the financial year ended April 30, 2006) to purchase 37,500  common shares at $0.46 per Common Share with 9,375 options vesting immediately and 9,375 options vesting on each of June 27, 2007, June 27, 2008 and June 27, 2009. This option grant is consistent with the methodology adopted for all other executive officers and employees for the financial year ended April 30, 2006 being: (i) a results-based method that reflects the percentage of corporate objectives achieved and the Company’s formal performance review process and (ii) vesting provisions of 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.

On May 22, 2006 Dr. DeMesa was granted an option to purchase 27,000 common shares at $0.55 per Common Share vesting immediately. This option grant was in recognition of his participation in the 10% base salary deferral arrangement implemented in September 2003 and ended in June 2006. Other executive officers who participated in the 10% salary deferral arrangement received a similar (smaller) option grant.

Dr. DeMesa was granted an option on May 17, 2005, in respect of the financial year ended April 30, 2005, to purchase 200,000 common shares at $0.50 per Common Share with 50,000 options vesting immediately and 50,000 options vesting on each of May 17, 2006, May 17, 2007 and May 17, 2008. In recognition of the 20% voluntary reduction in Dr. DeMesa’s base salary, no salary review for the year and continuation of the 10% base salary deferral this option grant was higher than what otherwise would have resulted based on the corporate objectives achieved for the year and the Company’s formal review process.

Compensation of Directors

Cash Compensation

With the exception of David Scott, our directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Richard DeVries, Alistair Duncan, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit are currently compensated on the preceding basis. Pursuant to a consulting agreement entered into as part of the August 2004 MitoKor acquisition, as of March 1, 2005, Dr. Moos may also receive US$200 per consulting hour in addition to the non-executive director compensation described above. During the financial year ended April 30, 2006 there were no consulting services rendered by Dr. Moos. For the period September 1, 2004 to February 28, 2005, Dr. Moos was compensated at a rate of US$12,500 per month pursuant to the consulting agreement and did not receive the non-executive compensation described above.

David Scott is paid a fixed fee of $1,667 per month for his services as a director (effective September 1, 2003, $833 of this $1,667 per month is being deferred pursuant to a compensation deferral arrangement as part of our cash management program; as of April 30, 2006 the cumulative amount of deferred compensation payable to Mr. Scott is $26,667) and an additional $5,000 per month in his capacity as

Chairman of the Company (prior to August 1, 2005 this was $6,667; as of August 1, 2005 Mr. Scott volunteered to take the reduction in his compensation as one of the cash conservation steps taken by the Company).  In June 2006 we elected to end the compensation deferral arrangement and Mr. Scott was paid his deferred compensation for the period November 1, 2005 to June 15, 2006, leaving deferred compensation of $21,667 in respect of the period September 1, 2003 through October 31, 2005 as being deferred and payable to Mr. Scott.

Total fees to non-executive directors for the year ended April 30, 2006 were $185,040 (2005: $270,059) inclusive of deferred compensation payable to Mr. Scott.

For a discussion of Dr. DeMesa’s compensation see “Compensation of the Chief Executive Officer” above.

Equity Compensation

We also grant options to directors.  The purpose of granting such options is to assist us in compensating, attracting, retaining and motivating directors and to closely align the personal interests of such persons to those of the shareholders.  Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at the Company’s Annual General Meeting. Options granted to directors are priced at market in accordance with the terms of our incentive stock option plans, vest upon grant and are exercisable for a term of five years.  Richard DeVries, Alistair Duncan, David Scott, Steven Gillis, Keith Schilit and Colin Mallet are currently compensated on the preceding basis. Walter Moos was granted an option to purchase 250,000 common shares on the date of the definitive agreement to acquire MitoKor of which 150,000 vest over three years commencing upon completion of the acquisition (which occurred on August 31, 2004) and the remaining 100,000 vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon re-election to the Board (as described above) after August 31, 2007.

On September 12, 2002, the Compensation Committee of the Board and the Board approved an amendment to our 2000 Incentive Stock Option Plan which placed a limit on the aggregate number of options held at any one time by our non-management directors.  As a result, the common shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of our total issued and outstanding common shares.

BOARD PRACTICES

Directors are elected annually at the annual meeting of shareholders and hold office until the next annual meeting or until a successor is duly elected or appointed, unless such office is earlier vacated in accordance with our Articles (the “Articles”) or a director becomes disqualified to act as a director pursuant to the Corporations Act (British Columbia).  The Board believes that its optimal size is seven to nine directors. The Articles and the British Columbia Corporations Act entitle our board of directors to appoint up to two additional directors before the next meeting of shareholders is held and the board may use this power to add to the breadth of its experience and expertise.  There are no agreements providing for benefits upon termination of service for any of our board members.

Mandate of the Board

The Board has adopted a written mandate, in which it has explicitly assumed responsibility for the stewardship of MIGENIX. In carrying out its mandate the Board holds at least four in person meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks which we face from time to time. The Board held a total of 8 meetings during our financial year ended April 30, 2006.  To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, as more particularly discussed below.

A copy of the Board mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Audit Committee

The Audit Committee, which held five meetings during the financial year ended April 30, 2006, consists of four members:  Alistair Duncan (the chair), Richard DeVries, Colin Mallet and Keith Schilit.  See also “ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT”. The Audit Committee operates under a charter. The Audit Committee, through its adherence to the Audit Committee charter assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

•

reviewing the quarterly and annual consolidated financial statements and management discussion and analyses;

•

meeting at least quarterly with our external auditor;

•

reviewing the adequacy of the system of internal controls;

•

reviewing any relevant accounting and financial matters including reviewing our public disclosure of information extracted or derived from our financial statements;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

•

pre-approving all non-audit services and recommending the appointment of external auditors; and

•

reviewing and approving our hiring policies regarding personnel of our present and former external auditor

A copy of the Audit Committee Charter can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Compensation Committee

The Compensation Committee, which held three meetings during the financial year ended April 30, 2006, consists of three members:  David Scott (the chair), Steven Gillis and Alistair Duncan.  The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers, evaluation of the CEO’s performance, compensation of directors, and for reviewing and making recommendations with respect to compensation policies and programs generally, including the granting of options under our incentive stock option plans.

A copy of the Compensation Committee’s mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which held two meetings during the financial year ended April 30, 20065, consists of three members:  Colin Mallet (the chair), Richard DeVries and David Scott.  The Corporate Governance & Nominating Committee is responsible for reviewing and making recommendations on director nominees, the size and composition of the Board and standing committees of the Board, and for reviewing corporate governance matters. In making its recommendations to the Board on director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs. The committee has the mandate to ensure that we maintain a high standard of corporate governance. The committee monitors current corporate governance best practice, and recommends and monitors our approach to corporate governance.

A copy of the Compensation Corporate Governance & Nominating Committee’s mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

EMPLOYEES

As of April 30, 2006, we employed 28 (2005: 40; 2004: 40) persons full time of which 23 (2005: 38; 2004: 40) work primarily in our Vancouver, British Columbia, Canada location, 2 (2005: 2; 2004: nil) work in our San Diego, California, USA location and 3 (2005 and 2004: nil) work from other locations in the United States. Of this work force, 11 (2005: 20) employees are engaged in or directly support research and development activities, 9 (2005: 9) employees are engaged in clinical development and manufacturing activities, and 8 (2005: 11) are engaged in business development, finance, human resources, investor relations and information technology activities. In May and June 2005 we took steps to reduce the cash used in our operations by various means including: reducing personnel costs by an estimated 15% which included an approximate 20% reduction in personnel.

All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

SHARE OWNERSHIP

The following table sets forth as of July 28, 2006 the number of common shares, preferred shares and options to purchase common shares beneficially owned by the individuals who served as (i) directors as at April 30, 2006; (ii) our Chief Executive Officer and Chief Financial Officer during the financial year ended April 30, 2006; and (iii) our three other most highly paid executive officers whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2006 (all dollar amounts are Canadian dollars):

Name	Shares Owned		Options to Purchase Common Shares Held
	Number/Class	Percent	Number	Exercise Price	Expiry Date(1)

David Scott	50,000 common	0.07%	7,500 7,500 7,500 7,500 7,500 6,000	$1.86 $0.95 $0.55 $0.89 $0.40 $0.55	September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010 May 21, 2011
James M. DeMesa	95,000 common	0.13%	1,000,000 75,000 35,000 52,500 200,000 27,000 37,500	$1.59 $0.79 $1.79 $1.20 $0.50 $0.55 $0.46	October 31, 2009 August 31, 2011 June 1, 2011 June 13, 2012 May 16, 2013 May 21, 2011 June 26, 2014
Richard W. DeVries	4,725,400 common	6.36%	40,000	$0.40	September 5, 2010
Alistair Duncan	2,500 common	0.00%	40,000 7,500	$0.89 $0.40	September 7, 2009 September 5, 2010

Name	Shares Owned		Options to Purchase Common Shares Held
	Number/Class	Percent	Number	Exercise Price	Expiry Date(1)
Steven Gillis	10,000 common	0.01%	7,500 7,500 7,500 7,500 7,500	$1.86 $0.95 $0.55 $0.89 $0.40	September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010
Colin R. Mallet	20,000 common	0.03%	7,500 7,500 7,500 7,500 7,500	$1.86 $0.95 $0.55 $0.89 $0.40	September 5, 2006 September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010
Walter Moos	95,955 common 66,000 Series E preferred	0.13% 1.65%	250,000	$1.07	August 31, 2012
W. Keith Schilit	10,000 common	0.01%	50,000 40,000 7,500	$0.89 $0.76 $0.40	March 27, 2007 November 14, 2009 September 5, 2010
Arthur J. Ayres(2)	75,450 common	0.10%	18,750 10,000 65,000 15,000 15,000 30,000 200,000 11,000 15,000	$5.45 $5.28 $0.89 $1.79 $1.20 $0.38 $0.43 $0.55 $0.46	January 26, 2009 January 26, 2010 March 27, 2010 June 1, 2011 June 13, 2012 June 14, 2013 March 22, 2014 May 21, 2011 June 26, 2014
Jacob Clement	35,000 common	0.05%	300,000 13,500 18,000 30,000 20,000 6,000	$0.92 $1.79 $1.20 $0.38 $0.55 $0.46	August 11, 2010 June 1, 2011 June 13, 2012 June 14, 2013 May 21, 2011 June 26, 2014
Neil A. Howell	59,637 common 44,000 Series E preferred	0.08% 1.1%	250,000 20,000 15,000	$1.07 $0.38 $046	August 31, 2012 June 14, 2013 June 26, 2014
William D. Milligan	20,100 common	0.03%	200,000 15,000 15,000 30,000 14,000 15,000	$0.85 $1.79 $1.20 $0.38 $0.55 $0.46	March 31, 2010 June 1, 2011 June 13, 2012 June 14, 2013 May 21, 2011 June 26, 2014

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

Our stock option plans are overseen by the Compensation Committee (the "Committee") and provide for the grant of options to purchase common shares to our directors, officers, employees and consultants, or any of our affiliates.

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

As at July 28, 2006, we had outstanding stock options to purchase 4,608,425 common shares and can grant options to purchase an additional 700,075 common shares, for a total of 5,308,500 common shares issuable pursuant to our two existing stock option plans.  These options are generally non-transferable and have been granted to directors, officers, employees and consultants.

2000 Stock Option Plan (the “2000 Stock Option Plan”)

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Stock Option Plan was amended at our 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 3,250 common shares have been issued as of July 28, 2006 leaving 3,996,750 common shares that can be issued. As of July 28, 2006, options to purchase a total of 3,296,675 common shares are outstanding under the 2000 Stock Option Plan and 700,075 common shares are available for future option grants.

No option may be granted under the 2000 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding common shares (on a non-diluted basis). Grants to United States residents may be in the form of either incentive or nonqualified stock options. Options are generally not transferable under the 2000 Stock Option Plan.

On September 12, 2002, the Compensation Committee and the board approved an amendment to the 2000 Stock Option Plan which placed a limit on the total number of options held at any one time by our non-management directors.  As a result, the common shares represented by unexercised options held at any one time by non-management directors may not exceed, in the aggregate, 2% of our total issued and outstanding common shares.

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

1996 Stock Option Plan (the “1996 Stock Option Plan”)

The 1996 Stock Option Plan was adopted by us on February 9, 1996 and was ratified by our shareholders on October 24, 1996.  The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the board of directors authorized the resumption of granting of options under the 1996 Stock Option Plan but only to the extent that previously granted options had expired unexercised.  Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526 of which 75,750 have been issued as of July 28, 2006. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. Options granted before the termination of the 1996 Stock Option

Plan can be exercised up to their expiry date. The number of common shares that can be purchased under the 1996 Plan pursuant to options outstanding as of July 28, 2006 is 1,311,750.

Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The 1996 Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

At the close of business on July 28, 2006, 74,299,148 common shares without par value of our capital stock were issued and outstanding, each such share carrying the right to one vote.  There are no other classes of voting securities outstanding.

MAJOR SHAREHOLDERS

We are a publicly-owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. We are not owned or controlled, directly or indirectly, by another corporation or any foreign government.

There are no known arrangements, the operation of which, may at a subsequent date result in a change in control.

To our knowledge, the following discloses the only group which exercises control or direction over common shares carrying more than 5% of the votes attached to our outstanding common shares as of July 28, 2006:

Name	Designation of Class	Number of Securities Over Which Control or Direction Exercised	Percentage of Class (3)
BVF Partners, L.P. and related investment funds	common shares	8,200,000 (1)	11.04%
Richard DeVries	common shares	4,725,400(2)	6.36%

(1) Investment funds related to BVF Partners, L.P. purchased 7,800,000 common shares on December 3, 2002 as part of a $5.5 million private placement of 7,850,000 common shares. Prior to the private placement the BVF investment funds had no holdings of our common shares. In addition, the BVF investment funds hold warrants exercisable to purchase 981,210 common shares at $3.00 per share. These warrants, subject to certain earlier expiry provisions, expire December 3, 2007. The warrants also have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to us by accepting a lesser number of common shares.

In May 2006 the BVF investment funds participated in our $8.8 million financing relating to the sale of a portion of the future royalties from our license agreements with Cadence Pharmaceuticals (see “ITEM #5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) and received 12,130 royalty units. The royalty units contain features whereby we or the unit holders may elect to convert the units into our common shares (see “ITEM #5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Outstanding Share Data”). Each unit is initially convertible into 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders. If the BVF investment funds elect to convert their 12,130 units as of July 28, 2006 they would receive 7,278,000 common shares.

If the warrants and royalty units described above were fully exercised, the BVF investment funds would beneficially own 19.94% of our issued and outstanding common shares based on the July 28, 2006 outstanding shares plus the maximum number of shares that could be issued to the BVF investment funds on the exercise of all their warrants and royalty units.

(2)  Richard DeVries became a director and insider upon his election our Board on September 6, 2005 and accordingly commenced filing insider reports. As of September 6, 2006 Mr DeVries and companies which he owns, exercises control or direction over held 4,650,400 of our outstanding common shares (6.16% of our outstanding shares at that time). Between September 6, 2005 and July 28, 2006 this position was increased by 75,000 common shares to 4,725,400 common shares through purchases on the Toronto Stock Exchange.

(3)  Based on 74,299,148 issued and outstanding common shares on July 28, 2006

The percentage holdings of the BVF investment funds have decreased as a result of subsequent financings and other equity issuances.

Neither the BVF investment funds nor Richard DeVries have voting rights different than other holders of our common shares.

At October 25, 2002, Greystone Capital Management Inc. (“Greystone”) exercised control or discretion over 3,543,014 common shares representing 9.0% of the then issued and outstanding common shares. These common shares were held for various accounts managed by Greystone, none of which individually held more than 5% of the common shares, and not beneficially for Greystone. At September 12, 2003 Greystone had none of our common shares under management and to our knowledge Greystone currently holds less than 5% of our issued and outstanding common shares.

According to information provided by our registrar and transfer agent, as of July 14, 2006, we had 171 United States stockholders of record who held in the aggregate 18,071,191 common shares representing approximately 24.3% of the common shares outstanding at that date. We believe we have approximately 700 beneficial owners of our common shares in the United States.  This belief is based on the registered stockholder list as of July 14, 2006 and a preliminary indication of the number of proxy statements and annual reports required by US intermediaries, for our Annual General Meeting to be held on September 12, 2006.

The following table provides as of July 28, 2006 the number of United States stockholders of record for each series of our non-voting, convertible, redeemable preferred shares and the portion of the series held by United States stockholders:

	Number of United States Stockholders	Percentage of Series Held by United States Stockholders
Series A	1	100%
Series B	1	100%
Series C	1	100%
Series D	Nil	0%
Series E	150	89.3%

RELATED PARTY TRANSACTIONS

Except as otherwise discussed below, in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – COMPENSATION” and “MAJOR SHAREHOLDERS” above, no director or member of senior management of MIGENIX or major shareholder (as disclosed under the heading “MAJOR SHAREHOLDERS” above), or associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction with us within the period May 1, 2005 to July 28, 2006 or in any proposed transaction which has materially affected or will materially affect us.  Additionally there have been no loans during the period May 1, 2005 to July 28, 2006 to any of the aforementioned parties by us.

Biotechnology Value Fund, a major shareholder as disclosed under the heading “MAJOR SHAREHOLDERS” above participated in our May 2006 financing purchasing 41% of the financing. The terms of the financing were negotiated by us, our agent and our legal counsel with Biotechnology Value Fund and their legal counsel.

During the year ended April 30, 2006, we incurred legal fees of $0.6 million (2005: $0.6 million; 2004: $0.8 million) inclusive of sales taxes, payable to a law firm where the Secretary is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2006, is $0.3 million (2005: $0.2 million) owed to this law firm.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” for our consolidated financial statements for the year ended April 30, 2006.

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

SIGNIFICANT CHANGES

There have been no significant changes since the April 30, 2006 financial statements except as otherwise disclosed in this annual report, including:

▪

We completed a financing of $8.8 million relating to the sale of a portion of the future royalties from our license agreements with Cadence Pharmaceuticals and Cutanea Life Sciences. A total of 29,465 royalty units were issued at a price of $300 per unit representing the royalties purchased by the unit holders (up to $1,000 per unit) under the license agreements. The $1,000 of royalties per unit purchased is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit. The units can be converted at the option of the holder at any time into our common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders). Additionally, we have an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of our common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater. We have provided the purchasers (through a trustee) with a first-lien security interest over certain of our assets relating to the license agreements. In connection with completing the transaction: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 is included in other assets at April 30, 2006.

ITEM 9.   THE OFFER AND LISTING

Markets

Our common shares trade on the Toronto Stock Exchange (“TSX”), having the trading symbol “MGI” and ISIN # CA 59861R1047 and trade in the United States over-the-counter (pink sheets), under the trading symbol “MGIFF”. Our common shares also trade in Germany on the Berlin, Frankfurt and Xetra exchanges

Offer and Listing Details

Principal Non-United States Trading Market

The following table sets forth the volume of trading on the TSX, together with high and low market prices (Canadian dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (Canadian dollars)
		High	Low
Five most recent financial years ended April 30:
2002	20,509,352	$3.60	$0.78
2003	18,494,866	$1.23	$0.58
2004	39,452,958	$1.85	$0.45
2005	16,415,800	$1.25	$0.51
2006	21,043,443	$0.63	$0.31

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2004	4,644,800	$1.25	$0.85
October 31, 2004	3,321,400	$0.97	$0.78
January 31, 2005	3,886,500	$0.90	$0.71
April 30, 2005	4,563,100	$0.85	$0.50
July 31, 2005	7,365,771	$0.63	$0.31
October 31, 2005	5,414,904	$0.45	$0.32
January 31, 2006	4,020,709	$0.46	$0.37
April 30, 2006	4,242,059	$0.48	$0.39

Six most recent months:
January 2006	720,560	$0.46	$0.37
February 2006	1,194951	$0.48	$0.39
March 2006	1,202,922	$0.46	$0.39
April 2006	1,844,186	$0.48	$0.40
May 2006	2,077,358	$0.78	$0.42
June 2006	820,825	$0.54	$0.40
July 1 – 28, 2006	371,681	$0.45	$0.38

The closing price of our common shares on the TSX as of July 28, 2006 was $0.44.

Principal United States Trading Market

The following table sets forth the volume of trading on the over-the-counter market (pink sheets) in the United States, together with high and low market prices (US dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (United States dollars)
		High	Low
Five most recent financial years ended April 30:
2002	245,600	$3.36	$0.51
2003	381,500	$0.70	$0.41
2004	964,427	$0.94	$0.32
2005	796,669	$0.94	$0.44
2006	1,552,934	$0.42	$0.25
Two most recent financial years and any subsequent period for quarter ended:
July 31, 2004	132,310	$0.94	$0.61
October 31, 2004	65,796	$0.80	$0.60
January 31, 2005	383,386	$0.78	$0.58
April 30, 2005	138,177	$0.65	$0.44
July 31, 2005	313,090	$0.40	$0.25
October 31, 2005	652,310	$0.39	$0.28
January 31, 2006	385,438	$0.38	$0.32
April 30, 2006	202,096	$0.42	$0.33

Six most recent months:
January 2006	27,620	$0.38	$0..32
February 2006	22,100	$0.42	$0.34
March 2006	119,596	$0.41	$0.33
April 2006	60,400	$0.40	$0.34
May 2006	126,277	$0.58	$0.40
June 2006	67,650	$0.48	$0.37
July 1 – 28, 2006	7,000	$0.41	$0.38

The last closing price of our common shares as of June 28, 2006 on the Pink Sheets was US$0.41.

PLAN OF DISTRIBUTION

Not applicable.

SELLING SHAREHOLDERS

Not applicable.

DILUTION

Not applicable.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

ARTICLES

On March 29, 2004, British Columbia adopted the new Business Corporations Act (the “Act”) to replace the existing British Columbia Company Act. There are a number of differences between the new Act and the old Company Act which include changes requested by the business community to make the laws governing British Columbia corporations more consistent with other Canadian and U.S. jurisdictions.  To take full advantage of the legislative opportunities offered by the Act, management and the Board of Directors reviewed our articles and the new Act to determine what changes, if any, would provide a benefit to us and our shareholders.  These changes included the adoption of new articles and a change to our authorized capital.  On September 8, 2004, the shareholders approved the proposed changes at our annual general meeting.

We were continued as a company pursuant to the British Columbia Business Corporations Act (the “Act”) under registry number C-404088 (See “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”). Our Notice of Articles and Articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

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

A director is not entitled to vote in respect of any contract or transaction with us in which he or she holds a disclosable interest on any directors’ resolution to approve the contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of the directors may vote on such resolution.  If he or she does vote, the vote will not be counted but he or she shall be counted in the quorum present at the meeting at which such vote is taken; a director does not hold a disclosable interest in a contract or transaction merely because:

(i)

the contract or transaction is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director or a person in whom the director has a material interest, for the benefit of us or an affiliate of ours;

(ii)

the contract or transaction relates to an indemnity or insurance of officers and directors under the Act;

(iii)

the contract or transaction relates to the remuneration of the director in that person's capacity as director, officer, employee or agent of the Company or an affiliate of ours;

(iv)

the contract or transaction relates to a loan to us, and the director or a person in whom the director has a material interest is or is to be a guarantor of some or all of the loan; or

(v)

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with us and the director is also a director or senior officer of that corporation or an affiliate of that corporation.

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

Preferred Shares - We are authorized to issue preferred shares in one or more series.  The directors are authorized to fix the number of preferred shares in each series and to determine the designation, rights and restrictions attached to each such series. We have designated Series A, B, C, D and E preferred shares (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES” and “ITEM 18. FINANCIAL STATEMENTS”).

The holders of preferred shares, as a class, are entitled on the distribution of our assets to receive, before any distribution is made to holders of common shares, the amount paid up with respect to preferred shares held by them, together with the fixed premium (if any) thereon and all accrued and unpaid dividends.  After payment to holders of preferred shares of the foregoing amounts, such holders are not entitled to participate in any further distribution of our property or assets, except as specifically provided in the special rights and restrictions attached to any particular series of preferred shares.

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

Limitations in Right to own Securities

Our Articles do not provide for any limitations on the rights to own securities (see also “EXCHANGE CONTROLS” below).

Change of Control

Our Articles do not contain any change in control limitations with respect to a merger, acquisition or corporate restructuring involving us. We do, however, have a Shareholder Rights Plan (see “- Shareholder Rights Plan” below).

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

Shareholder Rights Plan

A shareholder rights plan (“Rights Plan”) was originally adopted on July 31, 2000 and confirmed by shareholders at our annual meeting held on September 7, 2000.  Effective August 5, 2005 the Board approved amendments to the Rights Plan, subject to regulatory approvals.  The amendments are highlighted below under the heading “Amendments to the Rights Plan”. Shareholders reconfirmed the amended Rights Plan at our annual meeting held on September 6, 2005.

Amendments to the Rights Plan

The amendments to the Rights Plan that were approved by the Board in August 2005 are limited in number and effect.  The amendments include (i) removing the application of the Rights Plan to “flip-over events”, being mergers, amalgamations or similar transactions, or dispositions of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of our operating income or cash flow and our subsidiaries taken together, such that holders of Rights will no longer be entitled to acquire common shares in the continuing or acquiring company at a discount; and (ii) various technical amendments, including replacing references to the Company Act (British Columbia) with references to the Business Corporations Act (British Columbia), reflecting British Columbia’s adoption of the Business Corporations Act (British Columbia), replacing references to “Micrologix Biotech Inc.” with references to “MIGENIX Inc.”, reflecting our name change to MIGENIX Inc. and the correction of certain typographical and similar errors.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for our common shares, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their common shares with a view towards providing shareholders with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all common shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages of the Rights Plan

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 21 days.  Accordingly, the directors believe the Rights Plan continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquiror is likely to pay upon an acquisition of control.  By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Company.

The Board believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan

Because the Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, the Rights Plan may reduce the likelihood of a take-over bid being made for our outstanding common shares.  Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive and may make the replacement of management less likely.

The following summary of the characteristics and terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan is filed as an exhibit to this annual report and can also be obtained by contacting us at 800–665-1968, ext. 233.

Summary of the Rights Plan Characteristics

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding common shares, other than through certain “Permitted Acquisitions” (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan) entitle their holders (other than the acquiror) to acquire common shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders (as defined in the Rights Plan) by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The “permitted bid” concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitted Bid.

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

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The entitlement of shareholders to vote by proxy pursuant to the Business Corporations Act (British Columbia) is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding common shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. “Flip-in Event”).  In addition, until the occurrence of a Flip-in Event, the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

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

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board authorized the issue of one Right in respect of each outstanding Common Share to holders of record as at the Record Time (as defined in the Rights Plan) and authorized the Company to issue one Right for each Common Share issued after the Record Time and prior to the “Separation Time” (as defined below).  The initial exercise price of a Right is $100 (the “Exercise Price”).  The Exercise Price is subject to certain adjustments as described below.  The Rights will expire July 31, 2010 (the “Expiration Date”), unless exchanged or redeemed earlier by us as described below.

Dilution

In the event that a person announces the acquisition of 20% or more of our common shares, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will “flip-in” to entitle the registered holder to acquire common shares at a 50% discount from the then prevailing market price.  For example, if at the time of such announcement the Exercise Price is $100 and the common shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 common shares for a price of $100 (the number of common shares at 50% of market value that can be obtained for the Exercise Price).

Separation Time

The “Separation Time” is the close of business on the tenth business day following the earlier of:

()

the date of the first public announcement made by us or an Acquiring Person (discussed below) that a person has become an Acquiring Person; and

()

the date of the commencement of, or first public announcement of the intent of any person (other than us or any subsidiary of ours) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) that, if successfully completed, would result in such person becoming an Acquiring Person, or such earlier or later date as may be determined by the Board, provided that if any such take-over bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

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

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding common shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the common shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions (all as defined in the Rights Plan) or otherwise on terms approved by the Board (collectively the “Permitted Acquisitions”), provided that if he becomes the beneficial owner of 20% or more of the common shares by such means and he is or subsequently becomes the beneficial owner of additional common shares constituting more than 1% of the common shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding common shares on July 31, 2000 is “grandfathered”, so that the dilutive effects of the Rights will not be triggered unless he increases his shareholdings by more than 2%.  So far as we are aware, as at July 31, 2000, no person or related group was the beneficial owner of 20% or more of the outstanding common shares.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for our voting shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Take-over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

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

We are of the view that the requirement that the bid be made to all registered holders of common shares, wherever resident, is necessary in order to ensure equal treatment for all shareholders.

Redemption and Waiver

The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights also gives the Board the right, at its option, to waive the application of Rights Plan to any particular share acquisition that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other take-over bid occurring within 60 days.

Amendments

We may from time to time supplement or amend the Rights Plan without the approval of the holders of common shares or Rights to make any changes that the Board, acting in good faith may deem necessary or desirable, provided that subsequent to the Stock Acquisition Date (as defined in the Rights Plan) no supplement or amendment will materially adversely affect the interest of the holders of Rights generally.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of its business, the only material contracts to which we are or have been a party for the two years preceding this annual report are as follows:

(1)

Agreement and Plan of Merger and Reorganization with MitoKor, Inc. dated April 15, 2004 (see “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”).

(2)

Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with MitoKor, Inc (see “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”).

(3)

Collaboration and License Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 for the co-development and commercialization of MX-226 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”).

(4)

Stock Purchase Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 in connection with the Collaboration and License Agreement (see Material Contract 3 above).

(5)

License Agreement with Washington University dated March 21, 2005 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Technology Licenses and Research collaborations – Washington University”)

(6)

Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401(see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”).

(7)

Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”).

(8)

Warrant Indenture with Pacific Corporate Trust Company dated May 31, 2005 in connection with the May 31, 2005 financing.

(9)

Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for celgosivir (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Drug Development Programs – Anti-infectives – Celgosivir: Treatment of Chronic Hepatitis C Virus Infections – Phase IIb Combination therapy Study (non-responder patents)”.

(10)

Amended and Restated Shareholder Rights Plan dated August 5, 2005 between the Company and Pacific Corporate Trust Company (see “Shareholder Rights Plan” above).

(11)

Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”).

(12)

Purchase Agreement dated May 3, 2006 between the Company, Biotechnology Value Fund, L.P. and other accredited  investors for the purchase and sell of a portion of our royalties from the Cadence (Material Contract 3 above) and Cutanea (Material Contract 11 above) license agreements raising $8.8 million for us. See Material Contracts 13 and 14 below for related agreements and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) for description of the financing.

(13)

Trust Indenture dated May 3, 2006 between the Company and Computershare Trust Company, Inc. (see Material Contract 12 above).

(14)

Security Agreement dated May 3, 2006 between the Company and Computershare Trust Company, Inc. (see Material Contract 12 above).

EXCHANGE CONTROLS

Limitations on the ability to acquire and hold shares of the Company may be imposed by the Competition Act (Canada) (the “Competition Act”).  This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in us.  This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

The Competition Act requires that any person proposing to acquire any of the assets in Canada of an operating business file a notification with the Competition Bureau where (a) the parties to the transaction, together with their respective affiliates, have (i) assets in Canada the value of which exceeds $400,000,000 in the aggregate, or (ii) annual gross revenues from sales in, from or into Canada that exceed $400,000,000 in the aggregate; and (b) the aggregate value of those assets, or the gross revenues from sales in or from Canada generated from those assets, would exceed $50,000,000.  For the purposes of the Competition Act, asset values and gross revenues are to be determined as of the last day of the period covered by the most recent audited financial statements in which the assets or gross revenues are accounted for.

This legislation also requires any person who intends to acquire shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of our voting shares as a result of the acquisition.  If a person already owns 20% or more of our voting shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%.  Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.  However, any such remittance to a resident of the United States may be subject to a withholding tax pursuant to the Income Tax Act (Canada).  For further information concerning such withholding tax, see “Taxation" below.

Except as may be provided under the Investment Canada Act (the "ICA"), there are no specific limitations under the laws of Canada, the Province of British Columbia, or in the Notice of Articles and Articles of the Company with respect to the rights of non-residents of Canada to hold and/or vote securities of the Company.

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $265,000,000 (in 2006).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

(a) acquisition of common shares by a person in the ordinary course of a person’s business as a trader or dealer in securities;

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

TAXATION

Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax considerations applicable to holders of our common shares who, for purposes of the Income Tax Act (Canada) (the “ITA”), deal at arm’s length with the Company, hold such shares as capital property, do not carry on business in Canada, have not been at any time residents of Canada for purposes of the ITA and are residents of the United States (“US Residents”) under the Canada-United States Income Tax Convention (1980) (the “Convention”).

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

The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of our common shares and no opinion or representation with respect to any Canadian federal, provincial or foreign tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors about the Canadian federal, provincial and foreign tax consequences of purchasing, owning and disposing of our common shares.

Dividends

Dividends, including stock dividends, paid or credited or deemed to be paid or credited on our common shares to a US Resident will be subject to withholding tax at a rate of 25%.  The Convention provides that the normal 25% withholding tax rate will generally be reduced to 15% on dividends paid on shares of a corporation resident in Canada for federal income tax purposes (such as the Company) to US Residents, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and owns at least 10% of the voting shares of the corporation paying the dividend.  These Convention reductions are not available to beneficial owners who are a US LLC corporation.

Capital Gains

The Convention provides that a US Resident will not be subject to tax under the ITA in respect of any capital gain on the disposition of our common shares unless such shares constitute taxable Canadian property of the US Resident and the US Resident is not entitled to the benefits of the Convention with regards to capital gains.  Our common shares will constitute taxable Canadian property if at any time during the five year period immediately preceding the disposition of our common shares, the US Resident, or persons with whom the US Resident did not deal at arm’s length, or the US Resident together with persons with whom the US resident did not deal at arm’s length owned 25% or more of the issued shares of any class of our capital stock.

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

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares (“Common Shares”).

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

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (“IRS”), published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

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

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder.  This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders:  (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of our outstanding shares.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

If an entity that is classified as partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

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

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”.  To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations were not issued in 2004, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a distribution with respect to a foreign security issued by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, we do not believe that it was a “passive foreign investment company” for the taxable year ended April 30, 2006.  We believe that we possibly could, however, be a “passive foreign investment company” for the taxable year ending April 30, 2007.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If we are not a QFC, a dividend paid by us to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive income” and “general income” (and the other categories of income, including “financial services income,” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

Additional Rules that May Apply to U.S. Holders

If we are a “controlled foreign corporation,” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Controlled Foreign Corporation

We generally will be a “controlled foreign corporation” under Section 957 of the Code (a “CFC”) if more than 50% of the total voting power or the total value of our outstanding shares are owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of our outstanding shares (a “10% Shareholder”).

If we are a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of our earnings invested in “United States property” (as defined in Section 956 of the Code).  In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to such Common Shares.  If we are both a CFC and a “passive foreign investment company” (as defined below), we generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

We do not believe that hawse have previously been, or currently are a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

Passive Foreign Investment Company

We generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation.  In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

We do not believe that we were a PFIC for the taxable year ended April 30, 2006.  We believe we may, however, be a PFIC for the taxable year ending April 30, 2007 and that we were a PFIC in prior years.  Whether we will, in fact, be a PFIC for the taxable year ending April 30, 2007 depends on our assets and income over the course of the taxable year ending April 30, 2007 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold on the last day of the last taxable year for which the Company was a PFIC.

QEF Election

A U.S. Holder that makes a QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder.  Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us.  However, a U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge.  If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally also (a) may receive a tax-free distribution from us to the extent that such distribution represents “earnings and profits” of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election.  In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely.  A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we were a PFIC.  A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year.  However, if we were a PFIC in a prior year, then in addition to filing the QEF Election documents, a U.S. Holder must elect to recognize (a) a gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the Common Shares were sold on the qualification date or (b) if we were also a CFC, such U.S. Holder’s pro rata share of the post-1986 “earnings and profits” of the Company as of the qualification date.  The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder.  The election to recognize such gain or “earnings and profits” can only be made if such U.S. Holder’s holding period for the Common Shares includes the qualification date.  By electing to recognize such gain or “earnings and profits,” such U.S. Holder will be deemed to have made a timely QEF Election.  In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election.  If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC.  Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC.  In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in the Common Shares.  Accordingly, if such U.S. Holder reacquires an interest in the Company, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we are a PFIC.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the availability of, and procedure for making, a QEF Election.  U.S. Holders should be aware that there can be no assurance that we will satisfy record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that we are a PFIC and a U.S. Holder wishes to make a QEF Election.

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

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares over (ii) the fair market value of such Common Shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

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

Certain additional adverse rules will apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

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

Interest Rate and Credit Risk

At April 30, 2006 we had $4,607,918 (April 30, 2005: $162,617) in cash equivalents (maturities 3 months or less at time of purchase) and $3,642,023 (April 30, 2005: $10,846,462) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is the protection of principal, and accordingly we invest in high grade liquid commercial paper and government securities with varying maturities, not exceeding three years, selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. We purchased such investments for investment purposes only and not for trading or speculative purposes. The weighted average interest rate at April 30, 2006 for the cash equivalents was 3.8% and the weighted average interest rate for the short-term investments was 3.7% with maturities to August 30, 2006.  These cash equivalents and short term investments are highly liquid and as such, we have the ability to sell the investments before maturity if necessary.  However, it is our intent to (and we have the ability to) hold these investments to maturity.  We monitor the credit ratings of our investments on a monthly basis. As such we do not believe we have a material exposure to interest rate or credit risk.

Foreign Currency Risk

We operate internationally, however the majority of our expenditures are in Canadian or United States dollars.  The majority (93% at April 30, 2006) of our cash, cash equivalents and short term investments are maintained in Canadian dollars.  As at April 30, 2006; (i) $728,248 (US$651,385) of our cash and cash equivalents, (ii) $51,542 (US$46,102) of our amounts receivable and (iii) $563,590 (US$682,996) of our accounts payable and accrued liabilities were denominated in United States dollars.  Our United States dollar denominated funds are used to fund our ongoing United States dollar denominated expenditures (primarily clinical development costs and the U.S. operations).  We incurred a foreign exchange loss of $18,101 for the year ended April 30, 2006 (see “ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS - Other Income and Expenses”).  As at April 30, 2005; (i) $727,438 (US$578,020) of our cash and cash equivalents, (ii) $239,832 (US$190,750) of our amounts receivable and (iii) $852,975 (US$677,771) of our accounts payable and accrued liabilities were denominated in United States dollars.  Due to our net United States dollar working capital position in Fiscal 2005 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $135,074 for the year ended April 30, 2005 (see “Item 5, Operating and Financial Review and Prospects – Other Income and Expenses”). During the year ended April 30, 2006, our net United States dollar denominated expenditures were approximately US$3.1 million (April 30, 2005: US$3.5 million) net of United States dollar cash receipts.  Had the average value of the Canadian dollar declined by ten percent compared to the United States dollar, our net loss would have increased by approximately $0.3 million (April 30, 2005: $0.3 million).

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.   We maintain disclosure controls and procedures that are designed to ensure that the information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this annual report (the “Evaluation Date”).  Based on such evaluation, such officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were adequately designed and are effective to ensure that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the periods specified in applicable rules and forms.

Changes in Internal Controls over Financial Reporting.  During the period covered by this annual report, there have not been any changes in our internal controls over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

All of the members of the Audit Committee are financially literate and the Board has determined that Alistair Duncan, current chair of the Audit Committee meets the requirements of an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Duncan is “independent”, as that term is defined for audit committee members under the rules of the American Stock Exchange.

ITEM 16B. CODE OF ETHICS

We have a code of ethics (designated “System of Ethics & Guidelines for Business Integrity”) which governs the actions of and is applicable to our directors, officers and employees and our subsidiaries. The code of ethics deals with the following issues:

•

integrity and honesty

•

compliance with laws and regulations;

•

corporate opportunities and conflicts of interest;

•

the quality of public disclosures;

•

the protection and appropriate use of our properties;

•

the protection of confidential information and property; and

•

fair behaviour

•

guidance and support for complying with the code of ethics

•

anonymous reporting hotline for confidential reporting of any concerns

A copy of our code of ethics is filed as an exhibit to this Annual Report.  Additionally, all interested investors may acquire a copy of our code of ethics free of charge by request (also posted in the Corporate Governance section of our corporate website www.migenix.com). There have been no waivers to the code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has acted as our auditors since October 28, 1994. The aggregate fees billed for professional services rendered by Ernst & Young LLP for the financial years ended April 30, 2006 and 2005 are as follows:

	April 30, 2006	April 30, 2005
Audit Fees	$154,000	$152,000
Audit-Related Fees	$Nil	$91,000
Tax Fees	$18,000	$1,000
All Other Fees	$Nil	$Nil

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, services in connection with prospectus offerings and the review of our Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.  The prior period services relate to services performed in connection with the acquisition of MitoKor, Inc.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

In the financial years ending April 30, 2006 and 2005 no fees for services were incurred other than those described above under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”.

The Audit Committee pre-approves all audit services to be provided by our independent auditors.  The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided by our independent auditors is that all such services shall be pre-approved by the Audit Committee.  Non-audit services that are prohibited to be provided by the independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.  Since the enactment of the Sarbanes-Oxley Act of 2002, all non-audit services, performed by Ernst & Young, for us have been pre-approved by the Audit Committee.

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

MIGENIX Inc.

Dated:	July 31, 2006	By:	“James M. DeMesa”
James M. DeMesa
President and Chief Executive Officer

Dated:	July 31, 2006	By:	“Arthur J. Ayres”
Arthur J. Ayres
Senior Vice President Finance, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles as amended September 8, 2004*	(7)
2.1	Intentionally omitted
2.2	Amended and Restated Shareholder Rights Plan dated August 5, 2005 between the Company and Pacific Corporate Trust Company.
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc.	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996	(2)
4.4	Intentionally omitted
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000.	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002*	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002*	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.10	Intentionally omitted
4.11	Collaboration and License Agreement with Hybridon Inc. dated September 11, 2002*	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001	(5)
4.13	License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.*	(7)

4.14	Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with a Collaboration and License Agreement.*	(6)
4.15	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.16	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.17	Third amendment (September 1, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.18	Form of Vice President Employment Agreements.	(6)
4.19	Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement.*	(7)
4.20	License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.*	(7)
4.21	Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement.*	(7)
4.22	Agreement and Plan of Merger and Reorganization with MitoKor, Inc. dated April 15, 2004.*	(7)
4.23	Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with MitoKor, Inc.*	(7)
4.24	Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MX-226.*	(7)
4.25	Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement.	(7)
4.26	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division	(8)
4.27	License and Royalty Agreement dated November 4, 1998 by and between MitoKor, Inc. and Pfizer Inc.	(8)
4.28	Patent License Agreement with Research Component dated February 4, 1999 by and between Apollo BioPharmaceutics Inc. and University of Florida Research Foundation.*	(8)
4.29	License Agreement with Washington University dated March 21, 2005.*	(8)
4.30	Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401.*	(8)
4.31	Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing.	(8)
4.32	Warrant Indenture with Pacific Corporate Trust Company dated May 31, 2005 in connection with the May 31, 2005 financing.	(8)
4.33	Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for celgosivir.*	(8)

4.34	Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications.*
4.35	Purchase Agreement dated May 3, 2006 between the Company, Biotechnology Value Fund, L.P. and other accredited investors.*
4.36	Trust Indenture dated May 3, 2006 between the Company and Computershare Trust Company, Inc.
4.37	Security Agreement dated May 3, 2006 between the Company and Computershare Trust Company, Inc.
8.1	List of significant subsidiaries and jurisdiction of incorporation.	(8)
11.1	System of Ethics & Guidelines for Business Integrity
12.1	Certification Required by Rule 13a – 14 (a) or Rule 15d – 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a – 14(a) or Rule 15d – 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

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

(8)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 2005 filed with the Securities and Exchange Commission on October 31, 2005.

* The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2006

REPORT OF INDEPENDENT AUDITOR

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended April 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended April 30, 2006 in conformity with Canadian generally accepted accounting principles.

As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for patent costs, effective February 1, 2005, and financial instruments effective May 1, 2005.

“Ernst & Young LLP”

Vancouver, Canada,

June 23, 2006,

Chartered Accountants

except for Note 19[c] which is as of June 27, 2006.

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2006 $	2005 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	5,743,437	1,181,327
Short-term investments [note 5[b]]	3,642,023	10,846,462
Amounts receivable [note 15]	108,196	290,610
Government assistance receivable [note 11[c]]	236,350	471,072
Prepaid expenses and deposits	361,729	664,047
Total current assets	10,091,735	13,453,518
Long-term investments [note 7]	1,000	1,000
Other assets [notes 13[a][i] and 19[a]]	274,771	185,669
Equipment [note 8]	935,601	1,141,994
Intangible assets [note 9]	5,569,091	6,423,832
	16,872,198	21,206,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 17]	3,828,250	2,595,454
Current portion of capital lease obligation	5,220	62,891
Total current liabilities	3,833,470	2,658,345
Capital lease obligation	—	5,632
Preferred shares [notes 3[a] and 13[b]]	7	7
	3,833,477	2,663,984
Commitments and contingencies [notes 11 and 12]
Shareholders’ equity
Common shares [note 13[a]]	117,665,645	115,220,532
Contributed surplus [note 13[c]]	4,037,948	636,514
Deficit	(108,664,872)	(97,315,017)
Total shareholders’ equity	13,038,721	18,542,029
	16,872,198	21,206,013

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2006 $	2005 $	2004 $
			[restated - note 3[b]]
REVENUE
Licensing [notes 15 and 16]	233,055	2,089,390	1,153,449
Research and development collaboration [notes 15 and 16]	340,512	361,768	1,818,108
	573,567	2,451,158	2,971,557

EXPENSES
Research and development [notes 11[c] and 13[f]]	7,715,419	8,566,457	10,528,480
General and corporate [note 13[f]]	3,429,586	3,769,938	3,648,781
Amortization [notes 8 and 9[c]]	969,914	896,721	614,668
Write-down of intangible assets [note 9[d]]	137,802	16,413	1,056,191
	12,252,721	13,249,529	15,848,120
Operating loss	(11,679,154)	(10,798,371)	(12,876,563)

Other income (expense):
Interest income	347,400	389,743	602,164
Foreign exchange loss	(18,101)	(135,074)	(220,690)
	329,299	254,669	381,474
Loss for the year	(11,349,855)	(10,543,702)	(12,495,089)

Deficit, beginning of year	(97,315,017)	(86,771,315)	(74,276,226)
Deficit, end of year	(108,664,872)	(97,315,017)	(86,771,315)

Basic and diluted loss per common share [note 13[h]]	$(0.16)	$(0.18)	$(0.26)

Weighted average number of common shares outstanding [note 13[h]]	73,053,906	58,218,261	47,833,452

See accompanying notes

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2006 $	2005 $	2004 $
			[restated - note 3[b]]
OPERATING ACTIVITIES
Loss for the year	(11,349,855)	(10,543,702)	(12,495,089)
Items not affecting cash:
Amortization	969,914	896,721	614,668
Write-down of intangible assets	137,802	16,413	1,056,191
Stock-based compensation	287,807	374,515	234,873
Gain on disposal of equipment	—	(3,340)	(2,011)
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	143,670	56,337	313,880
Amounts receivable	182,414	(121,415)	2,986,691
Government assistance receivable	234,722	(471,072)	—
Prepaid expenses and deposits	302,318	193,430	280,380
Accounts payable and accrued liabilities	1,129,521	(338,573)	(1,119,910)
Deferred revenue	—	—	(1,152,449)
Cash used in operating activities	(7,961,687)	(9,940,686)	(9,282,776)

FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	5,558,740	542,819	6,107,245
Proceeds on exercise of stock options	—	6,860	2,460
Repayment of capital lease obligation	(63,303)	(57,950)	(49,410)
Cash provided by financing activities	5,495,437	491,729	6,060,295

INVESTING ACTIVITIES
Funds from short-term investments	24,046,959	21,883,523	27,540,419
Purchase of short-term investments	(16,986,190)	(15,450,508)	(25,758,266)
Purchase of equipment	(32,409)	(177,507)	(154,816)
Intangible asset expenditures	—	(173,309)	(195,367)
Acquisition of business, net of cash acquired [note 4]	—	143,632	—
Proceeds on disposal of equipment	—	21,821	1,011
Cash provided by investing activities	7,028,360	6,247,652	1,432,981

Increase (decrease) in cash and cash equivalents	4,562,110	(3,201,305)	(1,789,500)
Cash and cash equivalents, beginning of year	1,181,327	4,382,632	6,172,132
Cash and cash equivalents, end of year	5,743,437	1,181,327	4,382,632

Supplemental cash flow information
Issuance of common shares for acquisition of a business [note 4]	—	5,999,020	—
Issuance of common shares in settlement of accounts payable and accrued liabilities	—	155,201	—
Increase in intangible assets for preferred shares issued	—	1	113,888
Increase in capital lease obligation	—	—	175,883
Issuance of common shares on conversion of preferred shares	—	—	113,887

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia). The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs in the areas of infectious and degenerative diseases to advance therapy, improve health and enrich lives.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

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

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Actual results could differ from those estimates.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided over the expected useful lives as follows:

Furniture and equipment

20% declining balance

Computer equipment

30% declining balance

The Company reviews the carrying value of equipment for the existence of facts or changes in circumstances that might indicate a condition of impairment requiring a write-down in the carrying value.

Technology licenses and acquired technology

Technology license costs and acquired technology are initially recorded based on the fair value of consideration paid.

Technology licenses and acquired technology are amortized using the straight-line method over their estimated useful lives of ten years. The amounts shown for technology licenses and acquired technology do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. If management determines that the carrying value of the technology exceeds the undiscounted future cash flows expected to result from the use of the intangibles, then the carrying value is written down to its estimated fair value, based on the related discounted future cash flows.

Patent costs

Patent costs incurred in the protection of intellectual property are expensed in the period in which they are incurred. The costs include those associated with the filing, obtaining and maintenance of patents in domestic and international jurisdictions.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical expenses related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Since the Company’s stock options, escrow shares, warrants and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 13[e]. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 13[f]].

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES

[a]

Financial instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity. Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods. As a result of adopting this standard, the Company has reclassified its preferred shares from equity to liabilities.

[b]

Patent costs

Effective February 1, 2005, the Company changed its policy of recording as intangible assets, costs associated with the preparation, filing and obtaining of patents. As a result, such patent costs are now accounted for as research and development expenditures and are recorded as expenses in the period in which they are incurred in accordance with the Company’s accounting policy stated in note 2.

During the year ended April 30, 2005, the change resulted in an increase in the loss of $107,424 for the year. This change has been applied retroactively and the Company has restated its consolidated financial statements as follows:

Year ended April 30,
2004

Opening deficit, as previously reported	(73,570,323)
Adjustments to opening deficit to reflect change in accounting policy for patent costs	(705,903)
Opening deficit, as restated	(74,276,226)
Loss for the year, as previously reported	(12,218,779)
Adjustments to reflect change in accounting policy for patent costs	(276,310)
Loss for the year, as restated	(12,495,089)
Ending deficit, as restated	(86,771,315)

There was no impact on basic and diluted loss per common share for either of the years ended April 30, 2005 or April 30, 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC.

On August 31, 2004, the Company through its wholly owned subsidiary M&M Holdings Inc. acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc (“MitoKor”). The acquisition was completed by way of an Agreement and Plan of Merger and Reorganization whereby MitoKor merged with MBI Acquisition Corp., an indirect wholly owned subsidiary of the Company. On September 24, 2004 MitoKor changed its name to MIGENIX Corp.

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction. MitoKor’s most advanced program MITO-4509 (now designated MX-4509), is an orally-administered drug candidate which has demonstrated activity in animal models of Alzheimer’s disease and other neurodegenerative conditions, and was well tolerated in a Phase I clinical trial. MitoKor’s pre-clinical programs include opportunities in Alzheimer’s disease, Parkinson’s disease, arthritis, Friedreich’s ataxia, retinitis pigmentosa, and obesity. Additionally the acquisition of MitoKor included license agreements with Pfizer [note 16[c]] and Wyeth [note 16[e]].

Total consideration paid by the Company to acquire MitoKor was $6,900,232 comprised of the following:

$

Cash	33,000
Common shares [note 13[a]]	5,999,020
Preferred shares [note 13[b][iv]]	1
Transaction costs	868,211
Total purchase consideration	6,900,232

As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 13[b][iv]] which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments [note 13[g][iii]]. The estimated fair value of the assumed warrants is nominal and no value has been included in the purchase consideration in respect of them.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

4 ACQUISITION OF MITOKOR INC. (cont’d.)

The purchase price was allocated based on the fair value of the tangible and intangible assets and liabilities acquired as at August 31, 2004, resulting in the following allocation:

$

Assets acquired:
Cash	935,472
Amounts receivable	96,466
Prepaid expenses	588,294
Other non-current assets	109,371
Equipment	22,700
Intangible assets (acquired technology)	5,791,805
Total assets acquired	7,544,108
Less: liabilities assumed
Current liabilities	(643,876)
Net assets acquired	6,900,232

The transaction has been accounted for using the purchase method of accounting for business combinations. These consolidated financial statements include MitoKor’s results of operations for the periods commencing September 1, 2004.

5. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash equivalents

Cash equivalents includes $4,607,918 [2005 - $162,617] of investment grade commercial paper with a weighted average interest rate of 3.8% [2005 - 2.1%]. Of the total amount of cash and cash equivalents, $728,248 (US$651,385) [2005 - $727,438 (US$578,020)] are denominated in US dollars.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 3.7% [2005 - 2.5%] and maturity dates to August 30, 2006. At April 30, 2005 and 2006, the fair value of the short-term investments approximated their carrying value based on quoted market prices.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Financial risk

Financial risk is the risk to the Company that arises from: [i] fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates; and [ii] credit risk associated with the financial stability of the issuers of the financial instruments in which the Company invests [note 5] and collaborators and other parties from whom the Company has amounts receivable. The Company and its United States (“US”) subsidiaries purchase goods and services in US dollars and also earn research and development collaboration revenue in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

7. LONG TERM INVESTMENTS

On December 17, 2003, the Company entered into a license agreement with Spring Bank Technologies Inc. (“Spring Bank”), a newly incorporated U.S. development stage company, whereby the Company granted Spring Bank the worldwide rights to a dinucleotide analogue compound (SB-9000) acquired in September 2002 from Origenix Technologies Inc. As consideration, the Company received 4,000 Series A, non-voting, convertible and redeemable preferred shares of Spring Bank. The 4,000 Series A preferred shares represent 100% of the total outstanding preferred shares and 40% of the total number of equity shares outstanding. The Company has accounted for its investment in Spring Bank using the cost basis of accounting due to restrictions placed on its ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000. In addition, the Company may receive in the future, payments aggregating US$3.5 million upon the achievement of certain clinical development milestones and royalties upon commercialization. Spring Bank is responsible for all development and related patent costs.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

7. LONG TERM INVESTMENTS (cont’d.)

The Series A preferred shares in Spring Bank are:

(i)

convertible into common shares of Spring Bank at any time at the Company’s option or automatically upon an initial public offering by Spring Bank (if not redeemed by the Company pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at the Company’s option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at the Company’s option commencing December 15, 2011 and annually thereafter.

8. EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2006
Furniture and equipment	3,082,149	2,293,249	788,900
Computer equipment	708,680	561,979	146,701
	3,790,829	2,855,228	935,601

2005
Furniture and equipment	3,044,124	2,100,135	943,989
Computer equipment	699,755	501,750	198,005
	3,743,879	2,601,885	1,141,994

During the year ended April 30, 2006, amortization expense for equipment was $252,989 [2005 - $349,547; 2004 - $347,368]. At April 30, 2006, included in equipment is lab equipment held under a capital lease with a cost of $175,883 [2005 - $175,883] and accumulated amortization of $74,574 [2005 - $49,247].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2006
Acquired technology	6,712,137	1,301,529	5,410,608
Technology licenses	816,257	657,774	158,483
	7,528,394	1,959,303	5,569,091

2005
Acquired technology	6,914,724	682,835	6,231,889
Technology licenses	816,257	624,314	191,943
	7,730,981	1,307,149	6,423,832

[a]

On February 2, 2004, the Company entered into a license agreement with Virogen Limited (“Virogen”) to acquire the global rights to a clinical-stage compound for the treatment of chronic hepatitis C virus infections. As consideration for the rights received, the Company issued to Virogen 4,100,000 Series D preferred shares [note 13[b][iii]]. Additionally a royalty will be payable to Virogen upon product sales. The rights received by the Company have been recorded as technology licenses in the amount of $189,015 (including acquisition costs of $56,272 and the conversion of 100,000 of the Series D preferred shares) and the remaining 4,000,000 Series D preferred shares have been recorded at their aggregate redemption value of $1.

[b]

On August 31, 2004, the Company acquired MitoKor Inc. for $6.9 million [note 4]. Of the total purchase price, $5,791,805 was allocated to acquired technology and at April 30, 2006 programs with a cost of $76,982 and net book value of $66,292 have been written off [note 9[d]]. As part of the consideration paid the Company issued 4,000,000 Series E preferred shares [note 13[b][iv]].

[c]

During the year ended April 30, 2006, amortization expense for intangible assets was $716,925 [2005 - $547,174; 2004 - $267,300].

[d]

During the year ended April 30, 2006, the Company performed reviews of the carrying value of its intangible assets and as a result $137,802 [2005 - $16,413; 2004 - $1,056,191] of net book value was written off with respect to technology not related to the Company’s current focus.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006 $	2005 $

Trade accounts payable	1,077,545	1,336,142
Accrued compensation	1,153,935	633,736
Accrued contract research	1,336,528	402,621
Accrued liabilities and other	260,242	222,955
	3,828,250	2,595,454

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

11. COMMITMENTS

[a]

Premises lease agreement

The Company has a total of $404,067 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada and San Diego, USA for which the leases expire on May 31, 2007 and June 30, 2006, respectively.

Rent expense for the year ended April 30, 2006 amounted to $455,013 [2005 - $428,155; 2004 - $375,676] net of sublease income of $nil [2005 - $57,500; 2004 - $60,000] and leasehold inducement amortization of $nil [2005 - $nil; 2004 - $1,992].

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company. The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2006 and 2005, no royalties were payable.

[ii]

As at April 30, 2006, the Company has commitments to fund approximately $900,000 in expenditures through April 30, 2007 pursuant to research, manufacturing, and service agreements. Of this amount, $252,000 (US$225,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$18,275,000 of which US$14,600,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 13[b]. Annual maintenance fees payable pursuant to two of these in-licensing agreements are US$50,000 for the year ending April 30, 2007 and US$55,000 annually thereafter.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

11. COMMITMENTS (cont’d.)

[c]

Technology Partnerships Canada Contribution Agreement

In March 2005, the Company entered into an agreement with Industry Canada’s Technology Partnerships Canada (“TPC”) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from TPC of approximately $9,266,000. During the period December 3, 2003 through April 30, 2006 the Company has incurred eligible costs of approximately $2,655,000 and has recorded $219,142 in the year ended April 30, 2006 [2005 - $471,072; 2004 - $nil] as being the contribution payable by TPC to the Company of which $236,350 is included in government assistance receivable at April 30, 2006 [2005 - $471,072]. The TPC contributions are recorded as a reduction in research and development expenses. Pursuant to the TPC agreement the Company is required to pay royalties to TPC should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States. The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000. If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

12. CONTINGENCIES

Indemnification

The Company enters into agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of any third party claims or damages arising from these agreements. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not incurred any liabilities pursuant to these indemnifications and no amount has been accrued in the Company’s consolidated financial statements with respect to these indemnification obligations. The Company maintains liability insurance that reduces this exposure and may enable the Company to recover all or some future amounts paid, if any, less any deductible amounts pursuant to the terms of the respective policies.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2003	47,751,298	102,293,040
Issued for cash pursuant to:
Private placement, net of issuance costs [note 13[a][iii]]	6,750,000	6,032,065
Private placement with senior executives [note 13[a][iv]]	125,300	75,180
Exercise of stock options [note 13[e][iii]]	3,500	2,460
Issued on conversion of Series D preferred shares [note 13[b][iii]]	190,803	113,887
Balance, April 30, 2004	54,820,901	108,516,632
Issued pursuant to acquisition of a business [note 4]	5,388,691	5,999,020
Issued pursuant to fee payable on acquisition of a business [note 4]	152,052	155,201
Issued for cash pursuant to exercise of stock options [note 13[e][iii]]	9,500	6,860
Issued pursuant to license agreement [note 16[a]]	617,284	542,819
Balance, April 30, 2005	60,988,428	115,220,532
Issued pursuant to public offering [note 13[a][i]]	14,457,000	4,345,113
Escrow shares cancelled [note 13[a][ii] and 13[c]]	(1,186,772)	(1,900,000)
Balance, April 30, 2006	74,258,656	117,665,645

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[a]

Common shares (cont’d.)

[i]

Public Offering $6.5 million. On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6,505,650 with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008. In connection with the public offering the Company: [i] paid the agents a cash commission of $488,000 and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $460,000 in legal, professional and other costs of which $185,669 was included in other assets at April 30, 2005. An estimated fair value of $1,213,627 determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus.

[ii]

Escrow Shares Cancelled. On November 30, 2005, 1,186,772 common shares held in escrow were cancelled in accordance with the terms of the escrow agreements. These escrowed shares were issued in 1993 to the then principals of the Company. There are no common shares held in escrow following this cancellation. Accordingly, the Company has reduced common share capital based on the average per-share amount of the common shares with a corresponding increase to contributed surplus.

[iii]

Private Placement $6.75 million. On March 8, 2004, the Company completed a private offering of 6,750,000 units at a price of $1.00 per unit for gross proceeds of $6,750,000 with each unit consisting of one common share and one-half of one common share purchase warrant. A total of 6,750,000 common shares were issued together with warrants for the purchase of 3,375,000 common shares at a price of $1.25 per common share on or before March 8, 2006. An additional 506,250 warrants expiring March 8, 2006 were issued to the underwriter for the purchase of 506,250 common shares at a price of $1.00 per common share.

[iv]

Private Placements with Senior Executives.   On August 28, 2003, the Company issued 125,300 common shares to nine senior executives at a price of $0.60 per common share for proceeds of $75,180 pursuant to the investment of a portion of these executives’ compensation.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares

There are an unlimited number of preferred shares without par value, issuable in series authorized for issuance. At April 30, 2006 the Company has 14,600,000 [2005 - 14,600,000; 2004 - 10,600,000] convertible redeemable preferred shares outstanding, issued in five [2005 - five; 2004 - four] series. As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability. The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2004, 2005 and 2006	350,000	1	1,000,000	2

The 350,000 Series A and 1,000,000 Series B preferred shares outstanding at April 30, 2006 represent up to US$350,000 and US$1,000,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs. Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share. As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of US$1 and the series B preferred shares have been recorded at an aggregate value of US$1. Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.29 per common share. If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares. A maximum of 9,886,546 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares.

[ii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2004, 2005 and 2006	5,250,000	2

The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represent up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program. Upon the achievement of any of the milestones the applicable number of Series C preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per Series C preferred share. As the achievement of the milestones for the redemption or conversion of the 5,250,000 Series C preferred shares are uncertain, the Series C preferred shares have been recorded at an aggregate value of US$1. Effective December 17, 2010, the Company at its option can redeem the then outstanding Series C preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series C preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.88 per common share. If the Average Price is less than $0.88 and/or the average closing price of the Company’s common shares for the 20 trading days (or such longer period as may be determined based on the average trading volume of the Company’s common shares) subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares. A maximum of 9,501,401 common shares can be issued by the Company upon conversion of Series C preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iii]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2003	—	—
Issued for technology license, net of issuance costs [note 9[a]]	4,100,000	113,888
Converted into common shares	(100,000)	(113,887)
Balance, April 30, 2004, 2005 and 2006	4,000,000	1

During the year ended April 30, 2004, the Company converted 100,000 of the Series D preferred shares into 190,803 common shares of the Company with a value of $113,887, net of issuance costs of $18,855 (based on the market price of the Company’s shares on signing the related license agreement).

The 4,000,000 Series D preferred shares outstanding at April 30, 2006 represent up to US$4,000,000 in potential future milestone payments related to drug development milestones in the Company’s celgosivir program. Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share. As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1. The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date. A maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iv]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2003 and 2004	—	—
Issued pursuant to acquisition of MitoKor Inc. [note 4]	4,000,000	1
Balance, April 30, 2005 and 2006	4,000,000	1

As part of the acquisition of MitoKor Inc. [note 4], the Company issued 4,000,000 Series E preferred shares representing up to US$4,000,000 in potential future milestone payments over the 36 month period ending August 31, 2007. Upon receipt of any payments under certain MitoKor license and royalty agreements and/or the achievement of specified drug development milestones in the MitoKor programs the applicable number of Series E preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series E preferred share. As the achievement of the milestones for the redemption or conversion of the Series E preferred shares are uncertain, the Series E preferred shares have been recorded at an aggregate value of US$1. All of the Series E preferred shares not redeemed or converted as at August 31, 2007 can be redeemed by the Company for an aggregate of US$1.

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date. A maximum of 7,983,671 common shares can be issued by the Company upon conversion of Series E preferred shares.

Under the terms of the acquisition agreement the Series E preferred shares are being held in escrow pursuant to an escrow agreement to satisfy the indemnification obligations of MitoKor until released pursuant to the terms of the acquisition agreement and the escrow agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[c]

Contributed surplus

Amount $

Balance, April 30, 2003	27,126
Stock-based compensation [note 13[f]]	234,873
Balance, April 30, 2004	261,999
Stock-based compensation [note 13[f]	374,515
Balance, April 30, 2005	636,514
Stock-based compensation [note 13[f]]	287,807
Warrants issued in public offering [note 13[a][i]]	1,213,627
Escrow shares cancelled [note 13[a][ii]]	1,900,000
Balance, April 30, 2006	4,037,948

[d]

Shareholder Rights Plan

On July 31, 2000, the Company adopted a Shareholder Rights Plan (“Plan”) to protect its shareholders from unfair, abusive or coercive takeover strategies. The Plan was approved by the shareholders of the Company on September 7, 2000 and was reconfirmed by shareholders at the 2005 annual general meeting of the Company held on September 6, 2005. Under the Plan, holders of common shares are entitled to one share purchase right for each common share held. Generally, if any person or group makes a takeover bid, other than a bid permitted under the Plan (a Permitted Bid) or acquires 20% or more of the Company’s outstanding common shares without complying with the Plan, the Plan will entitle holders of share purchase rights to purchase, in effect, common shares of the Company at 50% of the prevailing market price. A takeover bid for the Company can avoid the dilutive effects of the share purchase rights, and become a Permitted Bid, if it complies with the provisions of the Plan or if it is approved by the Company’s Board of Directors. Amendments to the Plan approved by shareholders at the 2005 annual general meeting were limited in number and effect. Amendments included (i) removing the application of the Plan to “flip-over events” as defined in the original agreement; and (ii) various technical amendments, reflecting changes in the Company’s name and British Columbia corporate statutes since the initial Plan and the correction of certain typographical and similar errors. The Plan as amended will remain in effect until July 31, 2010, unless terminated earlier.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[e]

Stock options

The Company has two stock option plans pursuant to which stock options are granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

[i]

The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996. The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. Options granted under the 1996 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors, and are exercisable for five years from the date of vesting. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. The number of common shares that can be purchased under the 1996 Plan pursuant to options outstanding as of April 30, 2006 is 1,334,375 [April 30, 2005 - 1,525,526].

[ii]

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Plan was amended at the Company’s 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance of which 3,250 have been issued pursuant to the exercise of stock options leaving 3,996,750 common shares that can be issued pursuant to the 2000 Plan. As at April 30, 2006, there are stock options for the purchase of 2,718,825 [2005 - 3,030,400] common shares outstanding pursuant to the 2000 Plan and 1,277,925 common shares are available for future option grants. Options granted under the 2000 Plan generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors and are exercisable for five years from the date of vesting. The grant of options under the 2000 Plan will terminate as of July 31, 2010.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[e]

Stock options (cont’d.)

[iii]

Stock option transactions and the number of stock options outstanding with respect to both the 1996 and 2000 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2003	3,256,875	1.66
Options granted	739,300	1.30
Options exercised	(3,500)	0.70
Options forfeited	(97,200)	2.66
Balance, April 30, 2004	3,895,475	1.57
Options granted	405,800	1.09
Options exercised	(9,500)	0.72
Options forfeited	(295,200)	2.85
Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12

[iv]

The following table summarizes information about options outstanding with respect to both the 1996 and 2000 Stock Option Plans at April 30, 2006:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	920,750	0.43	5.6	305,188	0.43
0.56-0.80	307,000	0.77	2.8	298,188	0.77
0.81-1.07	1,281,750	0.94	3.2	1,056,750	0.91
1.08-1.59	1,188,750	1.53	2.4	1,094,375	1.56
1.60-2.30	268,450	1.85	2.8	230,744	1.86
2.31-3.40	30,500	2.78	1.2	30,500	2.78
3.41-5.37	21,250	4.74	1.7	21,250	4.74
5.38-6.21	34,750	5.73	2.0	34,750	5.73
	4,053,200	1.12	3.4	3,071,745	1.25

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $287,807 during the year ended April 30, 2006 [2005 - $374,515; 2004 - $234,873]. This expense has been allocated to research and development $114,650 [2005 - $152,740; 2004 - $87,622] and general and corporate $173,157 [2005 - $221,775; 2004 - $147,251] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2006 was $0.27 per share [2005 - $0.74; 2004 - $0.92]. The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2006	2005	2004

Annualized volatility	76.0%	81.6%	91.6%
Risk-free interest rate	3.5%	3.5%	3.3%
Expected life	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation (cont’d.)

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

	2006 $	2005 $	2004 $
			[restated - note 3 [b]]

Loss for the year as reported	(11,349,855)	(10,543,702)	(12,495,089)
Fair value of stock-based compensation	(33,000)	(103,000)	(104,000)
Proforma loss for the year	(11,382,855)	(10,646,702)	(12,599,089)

Proforma basic and diluted loss per share	(0.16)	(0.18)	(0.26)

[g]

Warrants

As at April 30, 2006, the Company had warrants outstanding for the purchase of 9,424,551 [April 30, 2005 - 5,980,526] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

982,914(i)	$3.00	December 3, 2007
1,084,275(ii)	$0.45	May 31, 2008
7,228,500(ii)	$0.55	May 31, 2008
128,862(iii)	US$13.21 to US$17.75	June 21, 2006 to June 22, 2011
9,424,551	Average = $0.99(iv)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

13. SHARE CAPITAL (cont’d.)

[g]

Warrants (cont’d)

[i]

These warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[ii]

These warrants were issued as part of the May 2005 public offering [note 13[a][i]].

[iii]

These warrants were assumed as part of the acquisition of MitoKor and if exercised and the maximum milestone payments associated with the Series E Preferred shares [note 13[b][iv]] are achieved could result in the payment to the warrant holders of US$88,659 in milestone payments, payable at the Company’s option, in cash and/or common shares.

[iv]

Weighted average exercise price using closing April 30, 2006 exchange rate of US$1.00 equals $1.118.

During the year ended April 30, 2006 warrants for the purchase of 987,500 common shares at $1.50 per common share, 3,375,000 common shares at $1.25 per common share and 506,250 common shares at $1.00 per common share expired unexercised.

[h]

Loss per common share

	2006	2005	2004
			[restated - note 3 [b]]
Numerator
Loss for the year	($11,349,855)	($10,543,702)	($12,495,089)
Denominator
Weighted average number of common shares outstanding including escrowed shares	73,647,292	59,405,033	49,020,224
Less: weighted average number of escrowed shares outstanding	(593,386)	(1,186,772)	(1,186,772)
Weighted average number of common shares outstanding	73,053,906	58,218,261	47,833,452

Basic and diluted loss per common share	$(0.16)	$(0.18)	$(0.26)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

14. INCOME TAXES

As at April 30, 2006 the Company has approximately $29,290,000 of research and development expenditures available for unlimited carryforward, $7,512,000 of federal investment tax credits which begin to expire in 2007, $2,089,000 of provincial investment tax credits which begin to expire in 2012 and $57,500,000 of non-capital losses which begin to expire in 2007, which may be used to reduce future Canadian income taxes otherwise payable. The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2007	482,000	6,780,000
2008	651,000	9,657,000
2009	741,000	16,501,000
2010	602,000	7,177,000
2011	678,000	—
2012	625,000	—
2013	889,000	—
2014	1,070,000	8,107,000
2015	934,000	4,080,000
2016	840.000	5,198,000
	7,512,000	57,500,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $59,680,000 (US$53,380,000) which begin to expire in 2007 and net operating loss carryforwards for U.S. state income tax purposes of approximately $24,660,000 (US$22,060,000) which begin to expire in 2008. The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,070,000 (US$1,850,000) and $1,920,000 (US$1,720,000) respectively. The federal research and development credit carryforwards begin to expire in 2007 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,500,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

14. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2006 $	2005 $

Future tax assets:
Research and development deductions and credits	21,758,000	17,383,000
Loss carryforwards	41,492,000	44,163,000
Share issue costs	392,000	200,000
Tax values of depreciable assets in excess of accounting values	6,751,000	9,204,000
Other assets	915,000	1,098,000
Total future tax assets	71,308,000	72,048,000
Valuation allowance	(71,308,000)	(72,048,000)
Total future tax assets	—	—

Realization of the future tax assets is dependent upon generating sufficient taxable income prior to the expiration of any loss carry forward balances for tax purposes. Due to the Company’s state of development and operations, the Company has not met the test that it is more likely than not that the future tax assets will be realized. Accordingly, a valuation allowance has been provided, equal to the total future tax assets. The valuation allowance is reviewed periodically and if the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period. In addition, due to the change in control of MitoKor Inc. during the year end April 30, 2005 [note 4], the future utilization of certain loss carry forwards and tax credits that were incurred by MitoKor Inc. prior to acquisition will be restricted and subject to annual limitations.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.37% [2005 - 35.62%; 2004 - 36.95%] statutory tax rate, at April 30, is:

	2006 $	2005 $	2004 $

Income tax recovery at statutory rates	(3,901,000)	(3,756,000)	(4,617,000)
Benefit of future tax assets not recognized	3,903,000	3,636,000	4,484,000
Foreign tax rate differences	(130,000)	95,000	—
Stock-based compensation	99,000	133,000	87,000
Other	29,000	(108,000)	46,000
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

15. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $4,779,076 [2005 - $5,407,031] and $12,260 [2005 - $15,513], respectively, which are located in the United States. During the year ended April 30, 2006, 59% and 41% [2005 - 100% and nil%] of total revenue was derived from two licensees [notes 16 [a] and [b]] in the United States. At April 30, 2006, included in amounts receivable are $nil and $nil [2005 - $58,000 and $nil] due from these two licensees, respectively. During the year ended April 30, 2004, 100% of total revenue was derived from one former licensee [note 16 [f]] in the United States.

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”; formerly Strata Pharmaceuticals Inc)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections. Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market. As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties). In addition, Cadence is responsible for and will fund the clinical, regulatory, and commercialization costs related to the product candidate and will assume responsibility for manufacturing. The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company will have limited involvement in the ongoing development of the product the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 13[a]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications. Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties). In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs. As the Company will have limited involvement in the ongoing development of any Cutanea products, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

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

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[d]

Schering Corporation (cont’d.)

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRON® and is providing certain technical and laboratory support and other services for the Company’s current MX-3253 Phase IIb combination study in chronic HCV patients. In addition, the agreement grants Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2006, the Company estimates that the value of the PEGETRON® and lab testing services received by the Company to be approximately $730,000 and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the year ended April 30, 2006.

[e]

Wyeth

MitoKor [note 4] is a party to a license agreement with Wyeth. Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women. The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company. To date, no milestone payments or royalty income has been received associated with the agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

16.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[f]

Fujisawa Healthcare, Inc

On July 8, 2002, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the North American rights to the Company’s product candidate for the prevention of central venous catheter-related bloodstream infections (the “CVC product candidate”). Pursuant to the terms of the agreement, the Company received an up-front license fee of US$1,000,000 and was entitled to receive milestone payments up to US$20,000,000 upon the achievement of certain development and commercial milestones and a 20% royalty on sales of the product. As well, the Company received funding for all development costs for the CVC product candidate. The upfront license fee was being amortized into income over the estimated development period (approximately three and one-half years) for the CVC product candidate in the United States, Canada and Mexico with the unamortized portion being recorded as deferred revenue on the balance sheet. The development cost funding was being recognized as revenue as the clinical development activities were performed under the terms of the agreement. On September 22, 2003 the Company and Fujisawa amended the collaboration and license agreement by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004 following the results from a Phase III clinical trial. On January 20, 2004, Fujisawa elected to terminate the agreement and all rights pertaining to the CVC product candidate were returned to the Company. Accordingly, the unamortized deferred revenue relating to the upfront license payment received from Fujisawa in July 2002 was recorded as licensing revenue during the year ended April 30, 2004.

17. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2006, the Company incurred legal fees of $571,365 [2005 - $635,964; 2004 - $767,455] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. Included in accounts payable and accrued liabilities at April 30, 2006, is $348,978 [2005 - $209,342] owed to this law firm.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years. Under US GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

[b]

Under U.S. GAAP, stock-based compensation to non-employees must be recorded at the fair market value of the stock option grants on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under Canadian GAAP, this policy was adopted effective May 1, 2002 and applies to options granted on or after May 1, 2002. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $nil in respect of options granted to consultants prior to May 1, 2002 and earned during the year ended April 30, 2006 [2005 - $nil; 2004 - $5,000]. The fair value of these options was estimated using a Black-Scholes pricing model with the following weighted average assumptions for the year ended April 30, 2004: risk free interest rates of 3.3%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 91.6%; and a weighted average expected life of the options of five years.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[c]

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company classifies its short-term investments as held-to-maturity securities, which are to be carried at amortized cost. The unrealized gains and losses, if any, are not included in the consolidated statement of loss as the gains and losses are unlikely to be realized due to the Company’s intent to hold the underlying securities to maturity.

[d]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during the year except shareholder transactions. For the Company, accumulated other comprehensive income was $nil as at April 30, 2004, 2005 and 2006.

[e]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[b] is applied retroactively and all prior years have been restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[b] is applied as a cumulative effect adjustment to the current year’s reported net loss.

The impact of the significant U.S. GAAP variations from above on the Consolidated Balance Sheets are as follows:

	2006	2005
	$	$

Intangible assets	—	13,948
Additional paid-in capital / contributed surplus	5,974,145	2,572,711
Deficit	(116,170,160)	(105,661,098)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of the significant U.S. GAAP variations from above on the Consolidated Statements of Loss are as follows:

	2006	2005	2004
	$	$	$

Loss for the year, Canadian GAAP	(11,349,855)	(10,543,702)	(12,495,089)
Adjustment for amortization and write-down of acquired technology	821,281	514,396	605,237
Adjustment for amortization and write-down of technology licenses	19,512	19,814	687,595
Adjustment for purchase of in-process research and development	—	(5,810,049)	(189,015)
Adjustment to eliminate retroactive change in accounting policy	—	—	276,310
Adjustment for stock-based compensation
- non-employees	—	—	(5,000)
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(10,509,062)	(15,819,541)	(11,119,962)

Cumulative effect of change in accounting policy	—	(982,213)	—
Loss and comprehensive loss for the year, U.S. GAAP	(10,509,062)	(16,801,754)	(11,119,962)

Basic and diluted loss per share, U.S. GAAP	$(0.14)	$(0.29)	$(0.23)
Weighted average number of common shares outstanding, U.S. GAAP	73,053,906	58,218,261	47,833,452

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[f]

The following pro forma financial information presents the loss and basic and diluted loss per share for the years ending April 30, 2004, 2005 and 2006 had the Company recognized stock-based compensation using a fair value based method for stock options granted to employees and directors prior to May 1, 2003:

	2006 $	2005 $	2004 $

Loss for the year as reported - U.S. GAAP	(10,509,062)	(16,801,754)	(11,119,962)
Add: Stock-based employee compensation expense included in loss for the year as reported - U.S. GAAP	279,681	354,764	210,870
Deduct: Stock-based employee compensation expense using fair value based method for all stock options vested in the year	(327,256)	(725,637)	(739,664)
Pro forma loss for the year	(10,556,637)	(17,172,627)	(11,648,756)

Pro forma basic and diluted loss per share	(0.14)	(0.29)	(0.24)

See note 13[f] for assumptions used in determining values for options granted in each of the years ending April 30, 2004, 2005 and 2006.

[g]

In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payments”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004. Accordingly, from the date of adoption of the revised standard on May 1, 2006, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to May 1, 2003. However, had the Company adopted SFAS 123R in prior periods, the impact of the standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma loss for the period and loss per common share in the table above.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

18.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[h]

FAS 154, “Accounting Changes and Error Correction” establishes, unless impracticable retrospective application as the required method for reporting a change in accounting principle effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of this pronouncement will have an impact on its financial statements.

19. SUBSEQUENT EVENTS

[a]

The Company completed a financing of $8.8 million relating to the sale of a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 16[a]] and Cutanea Life Sciences [note 16[b]]. A total of 29,465 royalty units were issued at a price of $300 per unit representing the royalties purchased by the unit holders (up to $1,000 per unit) under the license agreements. The $1,000 of royalties per unit purchased is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit. The units can be converted at the option of the holder at any time into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater. The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. In connection with completing the transaction: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 is included in other assets at April 30, 2006.

[b]

The Company issued 40,492 common shares for proceeds of $18,848 on the exercise of warrants for the purchase of 27,853 common shares at $0.45 per common share, 8,889 common shares at $0.55 per common share and the exercise of options for the purchase of 3,750 common shares at $0.38 per common share.

[c]

The Company granted options to acquire 641,800 common shares at exercise prices ranging from $0.43 to $0.57 and expiring between May 21, 2011 and June 26, 2014.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2006

(Expressed in Canadian dollars)

19. SUBSEQUENT EVENTS (cont’d.)

[d]

Options to acquire 60,300 common shares were cancelled or expired at exercise prices ranging from $0.38 to $3.25.

[e]

Warrants to acquire 3,424 common shares at an exercise price of US$17.52 expired unexercised.