Form 20-F/A
period 2005-04-30
MIGENIX Inc.
filed 2007-01-18
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Amendment No. 1)

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

Yes ____

No    X

EXPLANARY NOTE

This Amendment No. 1 on Form 20-F/A (the "Amendment No. 1") amends the Annual Report on Form 20-F for the year ended April 30, 2005 filed on October 31, 2005 (the "Original Filing"). MIGENIX Inc. has filed this Form 20-F solely for the purpose of adding Exhibit A to Exhibit 4.33. We hereby replace the Exhibit 4.33 of the Original Filing with the amended Exhibit 4.33 included in this Amendment No. 1.

Except for the foregoing, this Amendment No. 1 (i) does not amend, update or restate any information from that contained in the Original Filing and (ii) speaks only as of the filing date of the Original Filing and does not purport to reflect events or developments subsequent to the filing date of the Original Filing. Accordingly, you should read this Amendment No. 1 together with the Original Filing and other documents that we have filed with and furnished to the Canadian securities regulators and the U.S. Securities and Exchange Commission subsequent to the filing date of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in the Original Filing and this Amendment No. 1. The filing of this Amendment No. 1 shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

ITEM 19.  EXHIBITS

The list of Exhibits filed as part of this annual report are set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

MIGENIX Inc.

Dated:	January 15, 2007	By:	“James M. DeMesa”
James M. DeMesa
President and Chief Executive Officer

Dated:	January 15, 2007	By:	“Arthur J. Ayres”
Arthur J. Ayres
Senior Vice President Finance, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles as amended September 8, 2004*	(7)
2.1	Shareholder Rights Plan dated July 31, 2000 between the Company and Pacific Corporate Trust Company.	(4)
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc.	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996	(2)
4.4	Amended and Restated Escrow Agreement dated October 22, 1998 between Pacific Corporate Trust Company, the Company, William W. Kay, Kevin Nephin, Robert Hancock, Heidi Hirst and Steve Elliston	(3)
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000.	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002*	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002*	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.10	Collaboration and License Agreement with Fujisawa Healthcare Inc. dated July 8, 2002*	(5)
4.11	Collaboration and License Agreement with Hybridon Inc. dated September 11, 2002*	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001	(5)
4.13	License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.*	(7)

4.14	Stock Purchase Agreement with Hybridon, Inc. dated December 17, 2002 in respect of 5,500,000 Series C Preferred Shares issued to Hybridon in connection with a Collaboration and License Agreement.*	(6)
4.15	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.16	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.17	Third amendment (September 1, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.18	Form of Vice President Employment Agreements.	(6)
4.19	Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement.*	(7)
4.20	License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.*	(7)
4.21	Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement.*	(7)
4.22	Agreement and Plan of Merger and Reorganization with Mitokor, Inc. dated April 15, 2004.*	(7)
4.23	Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with Mitokor, Inc.*	(7)
4.24	Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MX-226.*	(7)
4.25	Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement.	(7)
4.26	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division
4.27	License and Royalty Agreement dated November 4, 1998 by and between MitoKor, Inc. and Pfizer Inc.
4.28	Patent License Agreement with Research Component dated February 4, 1999 by and between Apollo BioPharmaceutics Inc. and University of Florida Research Foundation.*
4.29	License Agreement with Washington University dated March 21, 2005.*
4.30	Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401.*
4.31	Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing.
4.32	Warrant Indenture with Pacific Corporate Trust Co. dated May 31, 2005 in connection with the May 31, 2005 financing.

4.33	Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for MX-3253.*
8.1	List of significant subsidiaries and jurisdiction of incorporation.
12.1	Certification Required by Rule 13a – 14 (a) or Rule 15d – 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a – 14(a) or Rule 15d – 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

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