Form 20-F
period 2007-04-30
MIGENIX Inc.
filed 2007-08-06
CIK 915458

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

April 30, 2007

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

94,237,205 Common Shares

350,000 Series A Preferred Shares

1,000,000 Series B Preferred Shares

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

Forward-looking statements in this Annual Report include, but are not limited to: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLRIS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; receiving up to  US$27 million in milestone payments; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II viral kinetics combination study of celgosivir in approximately 10 treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; completing the MX-2401 GLP non-clinical studies in approximately 12 months; our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our estimate of US$225,000 in milestone payments pursuant to our preferred shares in the next 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this Annual Report, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Further information concerning these and other risks and uncertainties is included herein under “Item 3. Key Information – Risk Factors”.  These risks and uncertainties should be considered when evaluating forward-looking statements, and readers should not place undue reliance on forward looking statements.

Our actual results, performance or achievement could differ significantly from those expressed in, or implied by, forward-looking statements.  Accordingly, we cannot assure that any of the events anticipated by our forward-looking statements will occur, or if they do, what impact they will have on our results of operations and financial condition.

Forward-looking statements are based on the beliefs, opinions and expectations of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements if those beliefs, opinions, or expectations, or other circumstances, should change.

EXPLANARY NOTE

In this Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  A reference to “MIGENIX,” the “Company,” “we,” or “us” means MIGENIX Inc., and its subsidiaries.

TABLE OF CONTENTS

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3.   KEY INFORMATION

5

ITEM 4.   INFORMATION ON THE COMPANY

21

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

43

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

55

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

74

ITEM 8.   FINANCIAL INFORMATION

76

ITEM 9.   THE OFFER AND LISTING

76

ITEM 10.  ADDITIONAL INFORMATION

78

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

97

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

98

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

98

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

98

ITEM 15T – CONTROLS AND PROCEDURES

98

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

99

ITEM 16B. CODE OF ETHICS

100

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

100

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

101

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

101

ITEM 17.  FINANCIAL STATEMENTS

101

ITEM 18.  FINANCIAL STATEMENTS

101

ITEM 19.  EXHIBITS

101

EXHIBIT INDEX

103

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.  See “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES” for directors and senior management.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

The following table sets forth selected consolidated financial data for each of the last five fiscal years derived from our Consolidated Financial Statements included in this annual report or previous annual reports under Item 18 and are prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”).  These principles differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and the table also summarizes the corresponding financial data in accordance with US GAAP.  The material differences between CDN GAAP and US GAAP that would affect the measurement of our financial results and position are set forth in Note 19 of our Consolidated Financial Statements included in this annual report.  This selected financial data should be read in conjunction with our Consolidated Financial Statements and the notes thereto. All currencies in the table are expressed in Canadian dollars.

	Fiscal year ending April 30,
	2007	2006	2005	2004	2003
	In thousands except per share amounts
	Currency expressed in Canadian dollars

Revenue	$19	$574	$2,451	$2,972	$8,631

Loss before other income (expenses) (1)(4)(5)
-CDN GAAP	$(15,254)	$(11,679)	$(10,798)	$(12,876)	$(13,138)
-US GAAP	$(11,339)	$(10,838)	$(17,056)	$(11,501)	$(15,280)

Loss for the year
-CDN GAAP	$(16,052)	$(11,350)	$(10,544)	$(12,495)	$(12,495)
-US GAAP(1)(3)(4)(5)	$(12,613)	$(10,509)	$(16,802)	$(11,120)	$(14,638)

Loss before other income (expenses) per common share (6)
-CDN GAAP	$(0.18)	$(0.16)	$(0.19)	$(0.27)	$(0.32)
-US GAAP	$(0.14)	$(0.15)	$(0.29)	$(0.24)	$(0.37)

Basic and diluted loss per common share(6)
-CDN GAAP	$(0.19)	$(0.16)	$(0.18)	$(0.26)	$(0.30)
-US GAAP	$(0.15)	$(0.14)	$(0.29)	$(0.23)	$(0.35)

Dividends declared per common share	$ –	$ –	$ –	$ –	$ –

Total assets(1)(3)(5)
-CDN GAAP	$19,581	$16,872	$21,206	$25,077	$32,864
-US GAAP	$18,642	$11,303	$14,796	$24,925	$31,332

Total liabilities(3)(7) -CDN GAAP	$6,920	$3,833	$2,664	$3,070	$4,709
-US GAAP	$12,671	$3,833	$2,664	$3,070	$4,709

Shareholders’ equity (net assets) (1)(2)(3)(4)(5)
-CDN GAAP	$12,661	$13,039	$18,542	$22,007	$28,155
-US GAAP	$5,977	$7,470	$12,132	$21,855	$26,623

Common share capital
-CDN GAAP	$124,994	$117,666	$115,221	$108,517	$102,293
-US GAAP(2)	$126,894	$119,566	$115,221	$108,517	$102,293

Weighted average number of common shares outstanding	82,590	73,054	58,218	47,833	41,626

Number of common shares issued and outstanding at April 30	94,237	74,259	60,988	54,821	47,751

Number of preferred shares issued and outstanding at April 30(7)	9,350	14,600	14,600	10,600	6,600

(1)

Under US GAAP, acquired technology and technology licenses acquired during the year would be classified as in-process research and development and written off immediately as the technology has no other alternative uses.  Amortization and write-downs recorded for CDN GAAP on acquired technology and technology licenses classified as in-process research and development under US GAAP are reversed in the year.  For the purposes of reconciliation to US GAAP, in fiscal 2007 this resulted in a reduced charge to operations of $3,877,580 (fiscal 2006 – reduced charge to operations of $840,793; fiscal 2005 - additional charge to operations of $5,275,839; fiscal 2004 - reduced charge to operations of $1,103,817; fiscal 2003 - additional charge to operations of $2,237,863).

(2)

Under U.S. GAAP, the excess, if any of the fair value of the shares placed in escrow in fiscal 2000 over the nominal amount paid would be recorded as compensation expense upon release from escrow, with a corresponding credit to additional paid-in capital. The resulting compensation expense recorded for U.S. GAAP purposes in fiscal 2000 was $1,627,197. The shares were released from escrow in fiscal 2006, resulting in a reallocation of $1,900,000 from common shares to contributed surplus for Canadian GAAP purposes.

(3)

For purposes of Canadian GAAP, we have classified the convertible royalty participation units, which contain characteristics of both debt and equity, according to its individual liability and equity components as described in note 11 to our consolidated financial statements for the year ended April 30, 2007. For purposes of U.S. GAAP, the entire units are classified as liabilities as the conversion feature does not qualify for separation and recognition as equity.  This also caused a corresponding reclassification of deferred financing costs from equity (under Canadian GAAP) to deferred financing costs for U.S. GAAP purposes. In summary for fiscal 2007, this difference resulted in: (a) a $731,396 increase in deferred financing costs; (b) a $5,744,548 increase in liabilities; (c) a $4,554,165 decrease in shareholder’s equity; and (d) a $458,987 increase in the loss for the year.

(4)

Under US GAAP, stock based compensation to non-employees must be recorded at the fair market value of the options on the earlier of the date at which a performance commitment is reached or the vesting date of the options. Under CDN GAAP, this policy was adopted effective May 1, 2002 and applies to options granted by us on or after May 1, 2002.  For purposes of reconciliation to US GAAP, this results in additional compensation expense in fiscal 2007 of approximately $nil (fiscal 2006 - $nil; fiscal 2005 - $nil; fiscal 2004 - $5,000; fiscal 2003 - $50,000) in respect of options granted to consultants prior to May 1, 2002.

(5)

Operating loss (CDN GAAP), loss (CDN GAAP), total assets (CDN GAAP) and shareholders’ equity (CDN GAAP) for each of fiscals 2002 to 2004 reflect the change in accounting policy for patent costs in fiscal 2005. For the purposes of reconciliation to US GAAP, in fiscal 2005 this resulted in an additional reduced charge to operations of $982,213 (fiscal 2004 - reduced charge to operations of $276,310; fiscal 2003 - reduced charge to operations of $145,410 fiscal 2002 - reduced charge to operations of $171,488).

(6)

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares. Diluted loss per common share reflects the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Since our stock options, defined share units, escrow shares, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to loss per common share.

(7)

The preferred shares were issued in connection with the acquisitions of acquired technology and technology licenses which occurred during fiscals 2005, 2004 and 2003 – refer to ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) and Note 14[b] to our consolidated financial statements for the year ended April 30, 2007 contained in “ITEM 18. FINANCIAL STATEMENTS”. Effective for the fiscal year beginning May 1, 2005 we reclassified the preferred shares from equity to liabilities (see “ITEM 5. OPERATING

AND FINANCIAL REVIEW AND PROSPECTS – Change in Accounting Policies – Financial Instruments”).

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

Fiscal Year Ended April 30,

	2007	2006	2005	2004	2003
End of period	0.9035	0.8926	0.7946	0.7288	0.6975
Low for period	0.8437	0.7872	0.7141	0.7011	0.6245
High for period	0.9100	0.8926	0.8514	0.7885	0.6975
Average for the period	0.8823	0.8437	0.7922	0.7447	0.6521

The following table sets out the high and low exchange rates for the conversion of $1.00 Canadian into United States dollars during the previous six months:

Month	High	Low
January 2007	0.8586	0.8457
February 2007	0.8631	0.8437
March 2007	0.8673	0.8467
April 2007	0.9035	0.8633
May 2007	0.9345	0.8980
June 2007	0.9453	0.9322
July 1 – 27, 2007	0.9641	0.9440

The noon rate of exchange on July 27, 2007 as reported by the United States Federal Reserve Bank of New York for cable transfers for the conversion of Canadian dollars into US dollars was $0.9443 (US $1.00 = Cdn $1.0590).

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

When evaluating our business and product opportunities investors should carefully review and consider the following risk factors in addition to the other information contained in this Annual Report on Form 20-F.

Risks Related to Our Business

We have a history of operating losses and expect to incur further losses; we are dependent on additional financing and may be forced to limit or cease our operations

We have experienced significant operating losses in each year since our inception.  As of April 30, 2007, our accumulated deficit was approximately $124.7 million (April 30, 2006: $108.7 million; April 30, 2005: $97.3 million).  We incurred losses of $16.1 million in the fiscal year ended April 30, 2007, $11.3 million in the fiscal year ended April 30, 2006, and $10.5 million in the fiscal year ended April 30, 2005.  Our losses have resulted primarily from costs related to the research and development of experimental new drug candidates and general and corporate costs relating to our operations. We expect to incur substantial additional losses over at least the next several years.

Our ability to achieve a consistent, profitable level of operations is dependent upon the successful development of our products, entering into agreements on favourable terms with corporate collaborators for the development and commercialization of our products, obtaining regulatory approvals for the marketing of our products, and the successful manufacture and marketing of our products.

We anticipate that our sources of revenues for the next few years will consist of license fees, milestone payments and research and development revenues pursuant to our current development and commercialization arrangements with Cadence, Cutanea and Spring Bank (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements”), as well as potential new agreements for our un-partnered product candidates, such as celgosivir, and partnering additional territories for omiganan 1% gel.

We do not anticipate revenues from product sales in the next two years. In the future we expect to earn revenue from any product that we and our collaborators successfully develop and obtain approval for marketing. We cannot predict whether these revenues, if any, will ever be sufficient to achieve or sustain profitability. Our nearest term revenue opportunity from product sales/royalties is from omiganan 1% gel (also called “Omigard™”) should our partner for North America and Europe, Cadence, successfully complete the current Phase III trial, obtain marketing approval, and commence product sales. In May 2006 we completed a financing involving the sale of a portion of the future royalties from our Omigard™ license agreement with Cadence and our license agreement with Cutanea (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) and accordingly our future royalty revenues under these agreements could be reduced until the purchased royalties are received in full by the purchasers and/or their royalty units are converted into our common shares.

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

•

the amount and timing of milestone based licensing payments, if any, from our agreements with Cadence, Cutanea and Spring Bank (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements”);

•

our ability to establish new development and commercialization agreements for our un-partnered product candidates; the terms of such arrangements, including: the timing and amount of any up-front payments, milestone payments,  responsibility for research and development activities and funding thereof;

•

payments pursuant to our license and collaboration agreements (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW - Technology Licenses and Research Collaborations”) including any preferred shares that we are obligated to redeem and/or convert upon the achievement of milestones (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”);

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

•

other factors not within our control.

We have no committed sources of additional capital. In the future we will need to raise additional capital through further equity financings. Additional equity financings could result in significant dilution to shareholders. Funds may not be available to us in the future on favorable terms, if at all, and we may be required to delay, reduce the scope of, or eliminate research and development efforts for the product candidates we are developing. Our ability to secure equity financing from individual and institutional investors will be affected by such factors as our share price and our market capitalization. We may also be forced to curtail or restructure our operations, obtain funds by entering into arrangements with collaborators on unattractive terms or relinquish rights to technologies or product candidates that we would not otherwise relinquish to continue our operations. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials which may delay potential revenues from development and commercialization agreements and impact our ability to complete future financings

Our ability to generate revenue from existing or new development and commercialization arrangements and complete additional financings on a timely basis and favourable terms depends in large part on our and our collaborators ability to successfully start, manage and complete clinical trials of our product candidates (including our celgosivir Phase II combination therapy viral kinetic trial, the Omigard™ Phase III clinical trial being conducted by our partner Cadence and the CLS001 Phase II clinical trial being conducted by our partner Cutanea) within the forecasted timelines. We have no control over when Cadence will complete the Omigard™ Phase III clinical trial or when Cutanea will complete the CLS001 Phase II trial which could impact the timing of any revenues from our agreements with Cadence and Cutanea, as well as our future financing prospects.

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

We and our collaborators rely on third parties, including contract research organizations, and outside consultants to assist us in managing, monitoring and conducting our clinical trials. We rely on these parties to assist in the recruitment of sites for participation in clinical trials, to maintain positive relations with the clinical sites and to ensure that these sites conduct the trials in compliance with the protocol and our instructions. If these third parties fail to perform satisfactorily or do not adequately fulfill their obligations to us, our clinical trials may be delayed or unsuccessful. The FDA or other regulatory agencies may inspect some of our clinical sites or our third-party vendors’ sites, to determine if our clinical trials are being conducted according to current good clinical practices. If the FDA or another applicable regulatory agency determines that our clinical sites and/or third-party vendors are not in compliance with applicable regulations, we may be required to delay, repeat or terminate such clinical trials.

Delays in starting and completing clinical trials could have a material adverse effect on our business, financial condition and results of operations, including impacting our ability to enter into development and commercialization agreements for our un-partnered programs/territories, the timing of potential revenues from currently partnered programs and/or future financings.

The decreasing use of the comparator product in the Phase III clinical trial for Omigard™ may limit our partner’s ability to complete the trial in a timely manner and hinder the competitive profile of this product candidate.

Over the past several years, many hospitals, particularly in the United States, have increased the use of a particular antiseptic, chlorhexidine, as their standard of care to sterilize catheter insertion sites. Although our partner Cadence believes 10% povidone-iodine continues to be used by a sufficient number of hospitals to support continued enrollment of patients in its Phase III clinical trial for OmigardTM, this changing standard of care limits the number of potential clinical trial sites available. Accordingly, it may be difficult for Cadence to maintain the clinical trial sites that they have already retained for the OmigardTM trial if any of these institutions elects to replace 10% povidone-iodine with chlorhexidine, and it may take Cadence longer than anticipated to identify and reach terms with additional hospitals to serve as clinical trial sites for the trial. Delays in the completion of enrollment or clinical testing for the ongoing Phase III clinical trial for OmigardTM and any other studies Cadence may conduct to compare OmigardTM to chlorhexidine or another topical antiseptic could significantly affect Cadence’s product development costs, the prospects for regulatory approval and their ability to compete. Furthermore, the decreasing use of 10% povidone-iodine in favour of chlorhexidine could reduce the marketing impact of any superiority claims that Cadence could make following FDA approval. For example, hospitals and physicians may be reluctant to adopt the use of OmigardTM in combination with chlorhexadine antisepsis for the prevention of local catheter site infections. Even if OmigardTM is approved by the FDA, if this product candidate does not achieve an adequate level of acceptance by physicians, health care payors and patients, we may be unable to generate sufficient revenues to sustain and grow our business.

Our success depends on development and commercialization partners, licensees and other third parties over whom we have limited control; failure to successfully manage these relationships may delay the development and/or the commercialization of our product candidates

The success of our business strategy is largely dependent on our ability to enter into and to effectively manage corporate collaborations.  Our collaborative efforts include entering into in-licensing arrangements, research collaborations and technology development and commercialization arrangements. Development and commercialization activities related to our partnered product candidates and intellectual property (omiganan 1% gel licensed to Cadence; omiganan for dermatological diseases licensed to Cutanea; and SB-9000 licensed to Spring Bank) are controlled by our partners and we have limited or no input into their activities.

We entered into a Collaboration and License Agreement with Cadence Pharmaceuticals in August 2004 for the development and commercialization of omiganan 1% gel in North America and Europe (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”). We have formed a Joint Development Management Committee (“JDMC”) with Cadence to oversee the development of omiganan 1% gel. The JDMC has an equal number of representatives from Cadence and us. In the event that the JDMC is unable to reach a consensus on a matter, Cadence has the right to make the final decision which is to be exercised in good faith.

We entered into a license agreement with Cutanea in December 2005 for the development and commercialization of CLS001 for the treatment of dermatological diseases (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”). We have no involvement in the development of CLS001 and under the agreement with Cutanea we are to receive semi-annual updates on CLS001 development and commercialization activities. The information that Cutanea provides to us on the development of CLS001 may be limited.

We entered into a license agreement with Spring Bank Technologies in December 2003 for the development and commercialization of SB-9000 for the treatment of Hepatitis B Virus infections (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Development and Commercialization Agreements – Spring Bank Technologies, Inc.”). We have no involvement in the development of SB-9000 and under the agreement with Spring Bank we are to receive annual updates on SB-9000 development and commercialization activities.  The information that Spring Bank provides to us on the development of SB-9000 may be limited

We also have collaborative and/or in-license agreements with parties from whom we have acquired or in-licensed intellectual property including several of our product candidates (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Technology Licenses and Research Collaborations”).

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

Our success depends on our ability to retain and attract key qualified personnel and if we are not able to retain them or recruit additional qualified personnel, we may be unable to successfully develop or commercialize our product candidates

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might significantly delay or prevent the achievement of our business or scientific objectives.  We have employment agreements with each of our executive officers and key employees; however, each may terminate their employment upon notice and without cause or good reason. Currently we are not aware that any executive officer or key employee is planning to leave or retire in the next 12 months. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. There can be no assurance that we will be able to retain and attract such individuals currently or in the future on acceptable terms, or at all, and the failure to do so would have a material adverse effect on our business, financial condition and results of operations. In addition, we do not maintain “key person” life insurance on any officer, employee or consultant.

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

We have not completed the development of any commercial products and have no revenues from the sale of products; we may not achieve profitability

We have not completed the development of any commercial products, and accordingly we have not begun to market or generate revenues from sales of the products we are developing.  Our primary focus from our inception in 1993 to May 2002 was on the research and development of product candidates based on antimicrobial peptides.  As a result of these efforts, we have two cationic peptide product candidates in the clinical stage of development: omiganan 1% gel for the prevention of catheter-related infections (completed one Phase III study and is currently in a second Phase III clinical trial) and omiganan for the treatment of dermatological diseases (completed two Phase II acne studies and is currently in a Phase II rosacea clinical trial).  Since May 2002, we have acquired several product candidates and technologies including: celgosivir for the treatment of chronic Hepatitis C Virus infections (completed two HCV Phase II studies), lipopeptides for the treatment of serious gram-positive infections (preclinical development) and several earlier stage development programs. We will be required to commit substantial resources and to conduct time-consuming research, non-clinical studies and clinical trials to complete the development of our product candidates.

There can be no assurance that any of our product candidates will meet applicable health regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed or that the investment made in such product candidates will be recouped through sales or related royalties.  Products that may result from our research and development programs are not expected to be commercially available for a number of years, if at all, and it will be a number of years, if ever, before we will receive revenues from commercial sales of such products (the earliest opportunity for revenues from product sales/royalties is from Omigard™).  There can be no assurance that we will ever achieve profitability.  As a result, an investment in our common shares involves a high degree of risk and should be considered only by those persons who can afford a total loss of their investment.

Even if we obtain the necessary marketing approvals, our products may not gain meaningful market acceptance, and we may not become profitable

We and our corporate collaborators may not be able to contend successfully with competitors. The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Our current and potential competitors generally include major multinational pharmaceutical companies, biopharmaceutical firms, specialty pharmaceutical companies, universities and other research institutions.

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

•

have better distribution channels;

•

are easier to administer; or

•

are less expensive.

Many of our competitors, either alone or together with their collaborators, have substantially greater financial resources and larger research, development and regulatory staffs than ours and those of our corporate collaborators. In addition, many of our competitors, either alone or together with their collaborators, have significantly greater experience in discovering, developing, manufacturing and marketing products. Additional mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors.

There can be no assurance that competitors will not develop more effective or more affordable products, or achieve earlier patent protection or product commercialization than us and our corporate collaborators, or that such competitive products will not render our products obsolete.

We have yet to market or sell any pharmaceutical products; our success will depend on third parties’ marketing and distribution capabilities; we may need to establish our own marketing and distribution capabilities

We currently have no sales, marketing or distribution capability.  We intend to rely primarily on our corporate collaborators to market our product candidates, if and when approved; however, there can be no assurance that such corporate collaborators have effective marketing, sales and distribution capabilities. Cadence Pharmaceuticals, our partner for the development and commercialization of Omigard™, Cutanea, who has licensed CLS001 from us, and Spring Bank, who has licensed SB-9000 from us, currently have no marketing, sales or distribution capabilities. Cadence intends to establish marketing, sales and distribution capabilities and there can be no assurance that they will be successful in their efforts. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by us may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, we are pursuing regional partners for the ROW territories.

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

Our product candidates subject us to the risk of product liability claims for which we may not be able to maintain or obtain adequate insurance coverage

Inherent in the use of our product candidates in clinical trials, as well as in the manufacturing and distribution in the future of any approved products, is the risk of financial exposure to product liability claims and adverse publicity in the event that the use of such products results in personal injury or death.  There can be no assurance that we will not experience losses due to product liability claims in the future. We have a product liability policy covering our clinical trials from September 26, 2000 to December 20, 2007 with aggregate coverage of US$10 million. There can be no assurance that this insurance coverage will be adequate or that future insurance coverage will be available in sufficient amounts or at an acceptable cost, or at all. We have also indemnified investigators at clinical sites where we are the sponsor of the clinical trial. In addition to the clinical trials that we conduct, we are also exposed to potential product liability claims for clinical trials that our corporate collaborators conduct with our product candidates and there can be no assurance that the collaborators will obtain and maintain adequate insurance coverage, or that we will not be subject to such product liability claims in respect of the clinical trials undertaken by our collaborators.

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

We expect that our U.S. dollar denominated expenditures will increase as we undertake clinical trials in the United States, scale up manufacturing of our product candidates, are required to pay milestones under our license agreements and should we decide to further expand our U.S. operations. To the extent that our U.S. dollar denominated revenues from development and commercialization agreements and our existing U.S. dollar cash, cash equivalents and short term investments do not cover our U.S. denominated expenditures we will need to purchase U.S. dollars at the then prevailing exchange rates.

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

Our share price has been, and is likely to continue to be, highly volatile and your investment could decline in value

Stock market prices for biopharmaceutical companies are often very volatile. Our stock price on the TSX fluctuated from $0.39 (low) to $0.89 (high) during the fiscal year ended April 30, 2007, and from $0.40 (low) to $0.89 (high) during the period from May 1, 2007 through July 27, 2007.  Factors such as announcements by us or our competitors of clinical trial results, technological innovations, new corporate partnerships or changes in existing partnerships, new commercial products or patents, the development of proprietary rights by us or others, regulatory actions, publications and other factors could have a significant effect on the price of our common shares. When the market price of a company’s shares drops significantly, shareholders may initiate securities class action lawsuits against that company. A lawsuit of this nature against us could cause us to incur substantial costs, expose us to significant liability for damages, and could divert the time and attention of our management and other personnel.

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

Even if any of our product candidates receives regulatory approval, we and our collaborators may still face development and regulatory difficulties that may delay or impair future sales

If we or our collaborators obtain regulatory approval for any of our product candidates, we and our collaborators will continue to be subject to extensive regulation by the FDA, other federal authorities, certain state agencies and regulatory authorities elsewhere. These regulations will impact many aspects of our operations and the drug manufacturer’s operations including manufacture, record keeping, quality control, adverse event reporting, storage, labelling, advertising, promotion, sale and distribution, export and personnel. The FDA and state agencies may conduct periodic inspections to assess compliance with these requirements. We, together with our collaborators, will be required to conduct post-marketing surveillance of the product. We also may be required to conduct post-marketing studies. Our or our collaborators’ failure to comply with applicable FDA and other regulatory requirements, or the later discovery of previously unknown problems, may result in restrictions including:

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

Domestic and foreign governments continue to propose and pass legislation designed to reduce the cost of healthcare, including drugs. In the United States, there have been, and we expect that there will continue to be, federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. For example, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. The legislation expands Medicare coverage for drug purchases by the elderly and eventually will introduce a new reimbursement methodology based on average sales prices for certain drugs. In addition, the new legislation provides authority for limiting the number of outpatient drugs that will be covered in any therapeutic class. As a result of the new legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. The Medicaid program and state healthcare laws and regulations may also be modified to change the scope of covered products and/or reimbursement methodology. Cost control initiatives could decrease the established reimbursement rates that we receive for any products in the future, which would limit our revenues and profitability. Legislation and regulations affecting the pricing of pharmaceutical products may change at any time, which could further limit or eliminate reimbursement rates for our products.

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

For instance, there is a patent in force in Australia, New Zealand, and various European countries, with claims that, if valid, may be broad enough in scope to cover the formulation of our omiganan product candidates. Similarly, there are patent applications pending in the United States, Japan, and Canada that correspond to the Australia, New Zealand and European patents. Because the United States patent application has neither published nor issued and the Japanese and Canadian patent applications have not issued, it is too early to tell if the claims of these applications will present similar issues for our omiganan product candidates in the United States, Japan, and Canada. However, if the United States, Japanese, or Canadian patent applications issue with a scope that is broad enough to cover our omiganan product candidates and we are unable to assert successful defences to any patent claims, we and our corporate collaborators may be unable to commercialize our omiganan product candidates. While we believe there may be multiple grounds to challenge the validity of the Australian, New Zealand, and European patents, and these grounds may be applicable to the United States, Japanese, and Canadian applications should they issue as patents, the outcome of any litigation relating to these Australian, New Zealand, and European patents and the United States, Japanese, and Canadian patent applications, or any other patents or patent applications, is uncertain and participating in such litigation would be expensive, time-consuming and distracting to management. It is possible that we or our corporate collaborators may determine it prudent to seek a license to the Australian, New Zealand, and European patents, the United States, Japanese, and Canadian applications, in order to avoid potential litigation and other disputes. We cannot be sure that licenses would be available to us or our corporate collaborators on commercially reasonable terms, or at all.

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

Additional Risks for U.S. Investors

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

We believe we were a PFIC for our year ended April 30, 2007. We believe we may also be a PFIC for our year ended April 30, 2008 and we were a PFIC in some prior years. Whether we will, in fact, be a PFIC for the taxable year ending April 30, 2008 depends on our assets and income over the course of the taxable year ending April 30, 2008 and, as a result, cannot be predicted with certainty as of the date of this annual report.  In addition, there can be no assurance, however, that the IRS will not challenge the determination made by us concerning our PFIC status.

Gains realized by a U.S. investor from the sale of PFIC shares is taxed as ordinary income, as opposed to capital gain, and subject to an interest charge unless the U.S. person has timely made one of the tax elections available.

The PFIC rules are extremely complex. A U.S. person is encouraged to consult his or her tax advisor before making an investment in our common shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Securities Exchange Act of 1934 and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing’’ profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

You may be unable to enforce actions against us, certain of our directors and officers, under U.S. federal securities laws

We are a corporation organized under the laws of British Columbia, Canada. A majority of our directors and officers, reside principally outside the United States. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may not be possible for you to effect service of process within the United States upon us or those persons.

Furthermore it may not be possible for you to enforce against us or them in the United States, judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon the U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws.

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

Our principal place of business is located at BC Research Building, 3650 Wesbrook Mall, Vancouver, British Columbia, Canada V6S 2L2 and our registered records office is Farris, Vaughan, Wills & Murphy LLP, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3.  We have an office at 12780 High Bluff Drive, Suite 210, San Diego, CA USA 92130. We have appointed CT Corporation System with an office at 818 West Seventh Street, 2nd floor, Los Angeles, CA 90017 as our agent for service of process in the State of California.  Our principal office telephone number is (604) 221-9666 and facsimile number is (604) 221-9688.  The contact person is Arthur J. Ayres, Chief Financial Officer.

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

Effective October 1, 2001, Dr. Jim DeMesa joined us as President & CEO and in 2002, with a new management team, we set out to establish a prominent biotechnology company focused initially on: (a) anti-infective (primarily anti-bacterials and anti-virals) product development; (b) bringing our founding technology in antimicrobial peptides to its optimal commercial potential (see “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives – Cationic Antimicrobial Peptides”); (c) entering into development and commercialization agreements for this technology; and (d) diversifying and expanding our technology base and product pipeline through acquisitions, collaborations and in-licensing.

From 2002 to August 2004, we focused on anti-infective drug development with a strategy of adding anti-infective (e.g. antibacterial and antiviral) technologies and product candidates with large market potential.  We completed four in-licensing and asset acquisition transactions that expanded and diversified our anti-infective product pipeline. See “Celgosivir: Treatment of Chronic Hepatitis C Virus Infections”, “- Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”, and “- Nucleic Acid Programs: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections” contained in “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives” and also “- BioSource Pharm, Inc.”, “- Idera Pharmaceuticals, Inc.”, “- Ardea BioSciences Inc.”, and “ – Virogen Limited (UK)” contained in “- BUSINESS OVERVIEW – Technology Licenses and Research Collaborations”).

In August 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence Pharmaceuticals, Inc. (“Cadence”). Under the terms of the agreement Cadence has the exclusive rights to market and sell OmigardTM in North America and Europe. In exchange for these rights, we received $2.6 million consisting of a $2.0 million (US$1.5 million) up-front fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement with Cadence also include up to US$27 million in development and commercialization milestone payments and a double-digit royalty on net sales. Cadence is funding the clinical, regulatory, and commercialization costs related to OmigardTM and is responsible for manufacturing. For additional information on OmigardTM and Cadence, see “- BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-related Infections” and “- BUSINESS OVERVIEW - Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

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

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “- Product Approval Process”).  Our drug development programs can be classified by technology/class of compounds, disease area, product formulation/method of delivery, and stage of development, as follows:

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study has been completed in the United States. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence is conducting a confirmatory Phase III study in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. Cadence expects to complete enrolment in the study in the second quarter of 2008. If the study results are positive Cadence plans to submit for marketing approval in the United States in the first half of 2009.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Rosacea and other dermatological diseases (topical)

Phase II; a precursor product, (MX-594AN), completed two Phase II studies in the United States for the treatment of acne. The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea has selected rosacea as its lead indication for development and has initiated a United States Phase II trial with CLS001. Cutanea expects to complete the study before the end of calendar year 2007.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II; completed two Phase II studies (a Phase II monotherapy trial and a Phase II proof of concept combination therapy non-responder study). An extension protocol for continued access to treatment for patients completing the Phase II non-responder study is ongoing. A Phase II viral kinetics study testing celgosivir in combination with peg-interferon and ribavirin in treatment-naïve patients is in progress with interim 4-week data expected in the third calendar quarter of 2007.

MX-2401 (amphomycin-related lipopeptide).	Treatment of serious gram positive infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. GLP non-clinical studies started in April 2007. These GLP non-clinical studies are required for regulatory submissions to enter human clinical trials and could be completed in approximately 12 months.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections	Preclinical; out-licensed to Spring Bank Technologies.
HCVnn (non-nucleoside small molecule).	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability, potency and further testing of compounds to generate a lead development candidate.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate) .	Treatment of neuro-degenerative diseases (oral)

On hold; data from non-clinical studies evaluating the potential of MX-4509 in two possible orphan indications did not show a benefit of treatment with MX-4509. Intangible asset carrying value of $3.3 million written off as at January 31, 2007.

MX-4565 (small molecule) .	Treatment of neuro-degenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; the potential of MX-4565 in Parkinson’s Disease and other diseases is being evaluated. The Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042 (small molecule) .	Treatment of arthritis	Preclinical

Business Model

We are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. Phase II or Phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

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

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labelling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

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

(b)

Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled Phase II studies.

(c)

Phase II Clinical Trials. Phase II clinical trials usually involve a larger number of subjects than is required for Phase I clinical trials. They are conducted to evaluate the safety, tolerability and effectiveness of a drug in patients having the disease or medical condition for which the drug is likely to be indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d)

Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) to confirm clinical safety and effectiveness, after preliminary evidence suggesting efficacy of the drug has been demonstrated in Phase II studies. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labelling.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA contains all relevant preclinical and clinical information.

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

Upon completion of all clinical trials the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

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

Omiganan 1% gel: Prevention of Catheter-related Infections

Omiganan 1% gel is a sterile, topical gel formulation, containing 1% omiganan which is being developed for the prevention of catheter-related infections. The vast majority of catheter-related bloodstream infections occur when bacteria and/or fungi that colonize the patient’s skin around the catheter insertion site migrate down the catheter tract to colonize the implanted portion of the device. These microorganisms then break away from the colonized catheter, seeding into the blood and causing subsequent bloodstream infections. With growing frequency, the organisms that cause these infections have developed resistance to conventional antibiotics. Omiganan 1% gel is designed to kill organisms around the catheter site that could cause catheter-related infections.  Omiganan 1% gel is applied on the skin around the insertion site of catheters prior to the first application of a catheter dressing as well as with subsequent dressing changes which take place every few days for the duration of catheterization. Based on published clinical studies, Cadence estimates that, of the patients with a CVC, approximately 10% will develop a local catheter site infection (LCSI) and 20 % will develop catheter colonization. This translates into approximately one million LCSIs and two million incidences of catheter colonization in the US each year.

It is anticipated that omiganan 1% gel may be utilized to prevent infections related to Central Venous Catheters (“CVCs”) and other percutaneous medical devices, including dialysis catheters, and peripherally inserted central catheters (“PICCs”). CVCs are devices used by physicians to deliver therapeutic and nutritional agents, sample blood and monitor a patient’s status. CVCs are commonly inserted through the chest wall, groin, or neck, into a major vein, for example, the jugular vein. According to the U.S. Centers for Disease Control and Prevention (“CDC”), there were 250,000 catheter-related bloodstream infections in the U.S. in 2001 related to the 5 million CVCs installed that year. Attributable mortality was estimated to be 12%-25% for each infection, and the marginal cost to the health care system can range from US$25,000 to US$56,000 per episode. In 2003, unit sales of CVCs, peripherally inserted central catheters (PICCs) and hemodialysis catheters in the U.S. were estimated to be 10.6 million units (globally 21.6 million units) and this is projected to reach 14.7 million units (globally 31.4 million units) in 2007. According to Cadence,  dressing changes for approximately 90% of CVC and PICC catheters occur three days after the dressing being applied and the catheters remain in place for an average duration of approximately nine days. Dialysis catheters are in for longer periods of time than CVC and PICC catheters and their dressings are typically changed when the patients attend their dialysis every three to four days. Cadence anticipates that the number of dressing applications among hospitalized patients and hemodialysis patients where omiganan 1% gel could be used (omiganan 1% gel is designed to be applied prior to each dressing application) will increase significantly in the next few years.

Since 2004, laws have been passed in 20 US states (legislation under review in 20 more states) mandating public reporting of hospital acquired infection data (from APIC - Association for Professionals in Infection Control and Epidemiology, 5/15/2007). In addition, US federal legislation, the Healthy Hospitals Act, is pending which would amend the Social Security Act to require public reporting of health care-associated infection data by hospitals and ambulatory surgical centers and would also establish programs to provide incentives to hospitals to eliminate the rate of occurrence of such infections. These types of initiatives support the view that significant unmet infection needs remain in hospitals today.

Although there are no approved drugs for this specific indication (preventing catheter-related infections), a number of topical products are currently used in practice and one device has been approved for wound dressing and prevention of catheter-related infections. Topical “over-the-counter” antiseptics such as povidone-iodine (Betadine Skin Cleanser/Ointment) and chlorhexidine (contained in Hibiclens Antimicrobial Skin Cleanser and BioPatch antimicrobial dressings) are currently the most widely used products in the United States for cleansing catheter insertion sites.  Neosporin and Bactroban (topical antibiotics) are also known to be used, although they are discouraged by the US CDC infection prevention guidelines. Other products may be in development; however, we are not aware of any other topical drugs being developed for the prevention of intravascular catheter-related infections. If approved for marketing, omiganan 1% gel would be the first prescription drug for this indication and could be used in place of and/or in addition to these current products and procedures to reduce the incidence of catheter infections.

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

•

Omiganan 1% gel demonstrated statistically significant superiority in preventing catheter colonization and local catheter site infections, the secondary endpoints in the study. The catheter colonization rate (patients with one or more colonized catheters) was 31% in the omiganan 1% gel group as compared with 40% in the povidone-iodine group (p=0.002). The local catheter site infection rate was 3.5% in the omiganan 1% gel group as compared with 6.9% (a 49% reduction) in the povidone-iodine group (p=0.004). Local catheter site infections are associated with catheter colonization and catheter colonization is considered to be a precursor to catheter-related bloodstream infections.

•

No serious adverse events related to the use of omiganan 1% gel were encountered in the trial. Only 2% of patients encountered minor treatment-related adverse events with no difference in the rate of adverse events reported between the two treatment groups.

As the primary endpoint was not achieved in the Phase III study, the results required investigation into the regulatory and market options available for omiganan 1% gel, including potentially terminating the program.  Most omiganan 1% gel development activities were suspended in late July 2003 after the Phase III results, pending discussions with the US FDA on advancing the program and the requirements for an NDA.  In September 2003, the license agreement with Fujisawa was amended by extending Fujisawa’s review period from September 22, 2003 to January 22, 2004.

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

At a subsequent meeting with the FDA regarding the omiganan 1% gel regulatory path, the FDA encouraged us to complete a confirmatory Phase III trial using the incidence of local catheter site infections as the primary endpoint.  This endpoint was statistically significant in the Phase III study completed in July 2003 (see above).

On August 2, 2004, we entered into a Collaboration and License Agreement for the development and commercialization of omiganan 1% gel with Cadence. Cadence subsequently trademarked the name Omigard™ for omiganan 1% gel.  For additional information on the license agreement with Cadence, see “- Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”.

In June 2005 Cadence and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of Omigard™ which, if successful, would support US marketing approval for the prevention of local catheter site infections (“LCSI”), a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The Omigard™ development program holds fast track status from the FDA.

Cadence initiated United States enrollment in a confirmatory multi-national pivotal Phase III study of Omigard™ in August 2005 pursuant to the SPA. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of Omigard™ vs. 10% povidone-iodine for the prevention of catheter-related infections, in approximately 1,850 hospitalized patients (see enrollment target discussion below) with central venous catheters. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS study is to evaluate whether Omigard™ is superior to 10% povidone-iodine treatment in reduction of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Other secondary objectives of this CLIRS study include assessing the effectiveness of Omigard™ in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on Omigard™.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients).  The increase in the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with Omigard™.  This represents a 41.9% decrease in LCSIs, statistically significant at p = 0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes increasing enrollment is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the proposed increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects that, based upon the current enrollment rate and the fact that they have continued to add new clinical trial sites, they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for Omigard™ in the first half of 2009.

Cadence also intends to pursue a pediatric indication for Omigard™ in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants, and children. As current and prior studies of omiganan have been in adult patients some studies in pediatric patients will likely be required for expansion to a pediatric population.

Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights we hold may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, we are pursuing regional partners for the ROW territories.

Omiganan for the Treatment of Dermatological Diseases

We were initially developing a topical solution formulation containing omiganan (known as MX-594AN) for the treatment of acne and had completed three Phase I and two Phase II trials targeting acne. A license agreement for the development and commercialization of omiganan for dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc. (“Cutanea”), a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania. For additional information on the license agreement with Cutanea, see “Development and Commercialization Agreements Cutanea Life Sciences, Inc.”. Cutanea is pursuing Rosacea as its first indication for development. For information on Cutanea’s development plans see “Development History and Current Status” below.

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

The Phase IIb study was designed to evaluate acne lesion count reductions at various time points (three, six, nine and 12 weeks), comparing omiganan solution (omiganan 1.25% and 2.5% solutions) with the vehicle (a hydroalcoholic solution). Omiganan solution achieved statistically significant superiority at six weeks in reducing all three lesion parameters measured: inflammatory lesions (p=0.004), non-inflammatory lesions (p=0.037) and total lesions (p<0.001). The omiganan 2.5% solution group had reduced inflammatory lesions of approximately 40% after six weeks of treatment, an efficacy level that was maintained throughout the remainder of the study. Between six and 12 weeks, the control group receiving the vehicle alone displayed a gradual decrease in lesion counts (a placebo effect seen frequently in acne studies).  Although certain analyses after six weeks of treatment resulted in statistically significant lesion count reductions, in general, the omiganan solution analyses beyond six weeks were not statistically significant. A clear dose response was seen between the omiganan 2.5% solution and omiganan 1.25% solution treatment groups, with the omiganan 1.25% solution group showing trends toward efficacy without reaching statistical significance. In the Physician’s Global Severity Assessment, omiganan 2.5% solution showed a trend toward superiority compared with the vehicle (at six weeks p=0.058). Omiganan solution was well tolerated, with no serious drug-related adverse events encountered in the study.

Cutanea has initiated a Phase II rosacea clinical trial in the United States using CLS001 (Cutanea’s name for the product), a topical formulation of omiganan for dermatologic use. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

In February 2004, we acquired celgosivir, an oral, first-in-class compound in development for the treatment of chronic HCV infections [see “- Technology Licenses and Research Collaborations - Virogen Limited (UK)”]. Celgosivir exerts its anti-viral effects through the inhibition of the mammalian cell enzyme, α-glucosidase I.  In a surrogate in vitro model of HCV infection (bovine viral diarrhea virus, also known as “BVDV”), celgosivir (and its active metabolite castanospermine) interrupted the replication of BVDV by preventing the correct folding of their envelope glycoproteins (i.e. E1 and E2).

The World Health Organization and other sources estimate that at least 170 million people are infected with HCV worldwide. HCV is a leading cause of liver cancer and the primary reason for liver transplantation in many countries. HCV is the leading blood-borne infection in the United States. The CDC estimates that over 3.9 million Americans are infected with HCV and about 2.7 million have chronic HCV disease that may require treatment. The CDC estimates that deaths from HCV will surpass deaths from HIV in the US by 2010. Worldwide sales for HCV therapies in 2005 were estimated to be $3.5 billion and are projected to grow to over $8 billion by 2012-2014. Analysts predict that initially the pool of non-responder patients will drive growth as new treatment options become available and eventually more naive patients will be identified, seek and better tolerate future treatments to sustain growth in this market. (DataMonitor (2006) and Rodman & Renshaw (2006)).

There are over 22 approved drugs for the treatment of HIV and only pegylated interferon-alpha and ribavirin in combination are recommended for first line treatment of HCV.

HCV replication dynamics and the potential for resistance development in patients indicate that combination therapy (use of two, three or more drugs) will likely be needed to effectively treat chronic HCV disease. The recommended, approved treatments currently available for HCV infection are interferon-a (IFN-a) alone or in combination with ribavirin. The gold standard treatment for chronic HCV genotype 1 (the most common genotype in North America) infections in the U.S., a combination of pegylated interferon-alpha plus ribavirin for 48 weeks, is only 40% to 50% effective in achieving a sustained virologic response (SVR).

Different genotypes of HCV respond differently to interferon therapy, genotype 1a and 1b are less sensitive to interferon therapy than types 2 and 3.  The use of interferon-based therapy for the treatment of HCV can be further limited by frequent side effects, injectable administration and poor patient tolerance and adherence. Many patients receiving interferon can experience influenza-like symptoms, fatigue and depression. Ribavirin can be problematic for patients with pre-existing anemia, kidney problems or heart disease.  There remains a need for the development of more effective antiviral therapies for chronic HCV infection, which in all likelihood, would be used in combination therapy, including use with pegylated interferon-alpha alone or in combination with ribavirin. There are over 20 compounds to treat chronic HCV in development across four main classes of drugs: immunomodulators, interferons, small molecule anti-virals, and host-enzyme inhibitors. Pegylated interferon is expected to continue as a primary drug in combination therapy for the foreseeable future.

In the first half of 2007, the protease inhibitor class of drugs moved to the forefront of the HCV drug development pipeline in offering improved HCV therapy. Two important sets of trials on the leading protease inhibitor products are expected to have results in the second half of, 2007; 1) PROVE 1 (naïve genotype 1 patients in the US), PROVE 2 (naïve genotype 1 patients in Europe) and PROVE 3 (previously treated genotype 1 patients) trials for VX-950 / telaprevir (Vertex & J&J),  and 2) SPRINT 1 (HCV Serine Protease Inhibitor Therapy-1 for naïve genotype 1 patients in the US, Canada and Europe)  and a second Phase II trial (for previously treated genotype 1 patients) for SCH503034 / boceprevir (Schering-Plough),. These trials all include various durations of treatment with triple therapy (peg-interferon + ribavirin + respective protease inhibitor) and therefore, these trial results introduce the possibility to prove concept for a potential new standard of care for treating both naive and previously-treated genotype 1 HCV patients.

Drug-resistant viruses emerge rapidly under the selective pressures exerted by anti-viral drugs. Thus, leading hepatologists believe that, like in the treatment of HIV, HCV at some point will develop resistance to any single drug, which will create the need for novel therapeutics that can be applied in multi-drug treatment regimens. Further, HCV exists as a genetically heterogenous population, termed quasispecies, even in untreated individuals. Thus, the clinical success of HCV-targeted drugs in combination treatments will likely depend on their ability to rapidly suppress all viral variants and prevent the emergence of resistant viruses. Thought leaders in the field agree that eventually, combination therapies incorporating multiple oral agents such as protease inhibitors, polymerase inhibitors and other agents, paralleling HAART therapies for HIV, will become the norm for management of chronic HCV in the future. Interferon-based therapies may eventually give way to more convenient therapies with lesser side effects, although this will not happen in the near future. (Rodman & Renshaw, Industry Analysis, Biotechnology, Vertex Pharmaceuticals, December 1, 2006)

Celgosivir has demonstrated significant synergy with interferons, ribavirin and polymerase inhibitor and has also demonstrated lack of selection for resistant viruses in pre-clinical assays. In a recent Phase II triple combination treatment trial (PINF+RBV+CEL), celgosivir demonstrated a clinically significant benefit in non-responder patients versus standard of care after 12 weeks of treatment. As an oral medication demonstrating strong synergy with interferons and direct antivirals and with these resistance properties, celgosivir has potential to become a common component of multiple potential triple and four drug combination therapies in the evolving mix of therapeutic options.

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

We are developing celgosivir for the treatment of chronic HCV infections and it is currently the only alpha-glucosidase I inhibitor known to be in clinical development for the treatment of chronic HCV infection.  The rationale for the development of celgosivir for the treatment of HCV was initially based on the characteristics of HCV (a flavivirus), as well as preclinical testing of the compound and peer-reviewed publications which have shown in the surrogate model using BVDV (also a flavivirus) that: (a) α-glucosidase I is important for BVDV replication (see above), (b) BVDV is hypersensitive to α-glucosidase

I inhibition (as compared to humans cells), and (c) based on the BVDV model, celgosivir is additive and/or synergistic with the currently approved gold standard HCV drugs ribavirin and interferon-alpha.

Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data and the Phase II combination trial non-responder proof-of-concept results discussed below provide the basis for our strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infection.

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase II Monotherapy Study

The Phase II monotherapy study was an open-label, randomized, dose-response, 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients divided into three treatment groups. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction in HCV RNA did not reach clinical significance in any of the treatment arms. We concluded that the Phase II monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support our combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active controlled Phase II combination study was initiated in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

The Phase II non-responder study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2007, we estimate that the value of the PEGETRON® and lab testing services received by us to be approximately $1.1 million ($0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006) and we have recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. We were subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top line results of the study after completion of the retesting by Schering were announced April 11, 2007. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

•

42% (5/12) Early Virological Response (“EVR”) with the celgosivir triple combination arm compared to 10% (1/10) EVR in the control treatment arm. This compares with 33% (4/12) EVR (triple combination) vs 10% (1/10) (control treatment) in the original study results. EVR is defined as a 2 log10 or greater HCV viral load reduction (“VLR”) at 12 weeks.

•

1.63 log10 (triple combination) mean HCV VLR compared to a 0.92 log10 VLR (control treatment). This compares with a 1.2 log10 VLR (triple combination) vs a 0.4 log10 VLR (control treatment) in the original study results.

•

a more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination as compared to the control treatment.

In addition to the triple combination and control treatment results reported above the following results were also consistent with the originally reported results: (a) the double combination did not show a meaningful difference in mean viral load reduction and EVR when compared to the control treatment in non-responder patients; and (b) in the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn and the double combination showed less effect than the control treatment.

The celgosivir combination therapies were well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin.  Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination as compared to the active control treatment in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One-third of our non-responder patients (11 of 36) were actually “null responders” with viral load reductions of 0.4 log10 or less in their previous therapy.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. Of the 31 patients continuing treatment in the extension protocol 15 patients completed 48 weeks of treatment and 16 patients discontinued treatment before the 48th week. Patients are being followed up to an additional 24 weeks (week 72). Since this is primarily an expanded access protocol, and not a clinical study, anecdotal data, primarily related to safety will be available on individual patients by the end of 2007.

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. We are therefore now free to advance discussions with other interested parties. Schering expressed a willingness to consider providing us with guidance on study design and drug supplies in support of celgosivir’s further clinical development.

Phase II Viral Kinetics Combination Therapy Study (treatment-naïve patients)

In May 2006 we received a Notice of Authorization from Health Canada for a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design and enrollment in the study started in October 2006. This Phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (active control). Enrollment in the study has been slower than anticipated for reasons that we believe include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments. Interim 4-week data from the study are expected in approximately 10 patients in the third quarter 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

Investigational New Drug (“IND”) application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

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

In 2005, the global antibacterial market was valued at approximately $25.5 billion, exhibiting a modest growth rate since 2001. The fastest growing anti-bacterial classes are the carbapenems, the glycopeptides and the “others”, growth of which was mainly driven by Pfizer’s Zyvox (linezolid), recording sales of $609m in 2005. The hospital antibacterial market is valued at US$8 billion (DataMonitor 2003), which represents approximately 30% of total antibacterial sales. Of these sales, US$1.4 billion can be attributed to the treatment of respiratory tract infections, a figure that is forecasted to increase to US$2.0 billion by 2008. (DataMonitor; Commercial Insight; Antibacterials, 12/2006).

As a consequence of the increasing numbers of elderly and immunocompromised patients due to cancer, HIV or transplantations, both incidence and severity of bacterial infections are on the rise and drive the overall growth of the antibacterial market. Many hospital-acquired infections are caused by Gram-positive bacteria, such as Staphylococcus aureus (“S. aureus”) and S. epidermidis. Staphylococcal infections range from local skin infections to endocarditis (heart valve infection), osteomyelitis (bone infection), sepsis (bloodstream infection), pneumonia and surgical-site infections in hospitalized patients.  In addition, the growing need for novel treatments against resistant niche infections such as methicillin-resistant Staphylococcus Aureus (MRSA) is boosting revenues, since these drugs (e.g. Pfizer’s Zyvox or Cubist’s Cubicin) tend to command high prices. These factors particularly fuel the growth of the hospital market. The community market, however, is facing a continued value loss following the patent expiries of several community blockbuster antibacterials (e.g. Pfizer’s Zithromax or Abbott’s Biaxin) in late 2005 and the subsequent incursion of low-price generics. (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

Injectable antibacterials have a much lower rate of genericization than oral formulations, enabling higher prices for branded products as a result of the lack of generic competition. This makes the hospital setting a relatively high-price market in comparison to the community market, which is mainly dominated by oral formulations that can be copied easily by generic manufacturers and therefore face a larger price pressure. The hospital market accounted for 38.0% of sales in 2005, although its share on volume use was only 13.7%. (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

There are several key drivers for the strong growth of the hospital market in recent years:

•

Overall, the number of nosocomial infections is increasing. This is mainly because of the increasing age of the population, as older people are generally more likely to acquire severe infections either directly or as a consequence of hospital treatment. Other groups at risk for nosocomial infections, such as immunosupressed cancer, HIV or transplantation patients, are also growing.

•

The number of infections caused by multi-resistant bacteria strains such as MRSA has been steadily increasing over recent years. In the US, the number of MRSA infections among all S. aureus infections has reached 60% and is still rising, while the number of VRE infections has nearly doubled in the past decade (Centers for Disease Control and Prevention, CDC, 2005). In the UK, the number of deaths related to MRSA has risen 15-fold between 1993 and 2002 (Health Statistics Quarterly, 2004). In most cases, these infections require in-hospital treatment. The impact of infections with multiresistant strains on the hospital market becomes clearly visible when looking at the class CAGRs: glycopeptides, the standard treatment for MRSA infections, show one of the highest growth rates in the hospital market (CAGR 2001–2005: 15.8%). Over the same time period, Pfizer’s Zyvox, the gold-standard treatment for VRE, shows a growth rate of 55.9% in the hospital market alone.

•

Because of the lack of generic competition, the prices for injectable fluoroquinolones, cephalosporins and penicillins, the three leading classes serving the hospital market, have gone up in the past five years. As the price level of these drugs is generally high, even small percentage price increases translate into significant increases in sales, contributing to the market growth.

Most of the drugs in the antibacterial pipeline are being developed for multi-resistant gram-positive pathogens such as MRSA, including Wyeth’s Tygacil and Cubist’s recently approved Cubicin. Cubist Pharmaceutical’s Cubicin (daptomycin for injection), approved by the FDA in September 2003, will achieve sales of $265MM in the US in 2007. Cubicin is a lipopeptide-based drug for the treatment of skin and skin structure infections. MX-2401 could offer attractive advantages over Cubicin.

Fuelled by the increasing need for MRSA drugs, glycopeptides and the “others” class (containing e.g. Pfizer’s Zyvox, Wyeth’s Tygacil or Cubist’s Cubicin) are predicted to grow at double-digit rates over the forecasting period. As a consequence, drugs that once entered the antibacterial market for niche indications may proceed to become blockbusters, such as Pfizer’s Zyvox (linezolid), revenues of which are expected to exceed $1.6 billion in 2010 in the seven major markets (DataMonitor 2006). Future commercial opportunities lie in the development of drugs against the multi-resistant gram-positive MRSA and against gram-negative pathogens such as Acinetobacter or Pseudomonas (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

There are a number of new drugs expected in the market for cSSTI (complicated skin and soft tissue infections) caused by MRSA in 2007 including; Dalbavancin (Vicuron / Pfizer), and Telavancin (Theravance), and in 2008 including: Ceftibiprole (Basilea / J&J) and Iclaprim (Arpida).   Considering the high prices of these innovative drugs and the increasing incidence of resistant infections in the seven major markets, the increasing use of these novel products is likely to boost overall antibacterial sales and ensure that value remains in the market. (DataMonitor, Commercial Insight; Antibacterials, 12/2006).

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

The manufacturing of MX-2401 for the Good Laboratory Practices (“GLP”) compliant non-clinical toxicity studies required to support moving into Phase I clinical development was completed during the year ended April 30, 2007. Additionally, we initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. GLP non-clinical studies were initiated in April 2007 and could be completed in approximately 12 months. Timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401 we will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program.

Non-nucleoside Program: Treatment of Hepatitis C Virus (“HCV”) Infections

We have internally developed a HCV non-nucleoside (“HCVnn”) technology. Lead identification and optimization work in this preclinical program has resulted in our identification of a lead series of compounds. Compounds in the lead series have been shown to inhibit the target enzyme and have excellent  (nanomolar) activity in replicon assays (a surrogate model for HCV). Development work is focused on optimizing oral bioavailability, potency and further testing of compounds to generate a lead development candidate

For a discussion of HCV, see “Celgosivir: Treatment of Chronic Hepatitis C Viral (“HCV”) Infections”.

Nucleic Acid Program: Treatment of Hepatitis B Virus (“HBV”) and Hepatitis C Virus (“HCV”) Infections

We acquired certain nucleic acid HBV and HCV technologies in September 2002 as part of the acquisition of the Origenix Technologies Inc. antiviral programs. During the quarter ended October 31, 2005, based on preclinical results we terminated development of most of the HBV and HCV compounds acquired from Origenix in 2002. The decision to terminate the programs was based on selecting the HCVnn program to advance – [see “- Non-nucleoside Program: Treatment of Hepatitis C Virus (“HCV”) Infections” above].

In December 2003, we out-licensed MX-1313, a dinucleotide in the preclinical stage of development, for the treatment for chronic HBV infections to Spring Bank Technologies (we acquired MX-1313 in September 2002 as part of the Origenix acquisition). Pursuant to the license agreement we are to receive annual progress reports on the development of MX-1313 (Spring Bank’s name for MX-1313 is SB-9000). The 2006 progress report shows various preclinical development activities supporting the advancement of the SB-9000 program. For additional information on the Spring Bank license, see “- Development and Commercialization Agreements – Spring Bank Technologies Inc.”.

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

17α-estradiol sodium sulfate (MX-4509): Treatment of Neurodegenerative Diseases

MX-4509 (“17α-estradiol”) was being evaluated for its therapeutic potential in certain orphan neurodegenerative indications associated with mitochondrial dysfunction.

Development History and Current Status

MX-4509 is an orally-administered drug candidate obtained as part of the acquisition of MitoKor.   MX-4509 was well tolerated in a Phase I clinical trial and has demonstrated activity in multiple animal models used for assessing drugs for neuroprotection.

A non-clinical study in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006. Results of these non-clinical studies did not show a benefit with MX-4509 treatment. As a result, an intangible asset write-down in the amount of $3.3 million was recorded as at January 31, 2007.

MX-4565: Treatment of Ophthalmic and Neurodegenerative Diseases

MX-4565 and other related compounds may have utility for the treatment of retinal degeneration associated with retinitis pigmentosa, glaucoma and other ophthalmic diseases, as well as certain neurodegenerative diseases (e.g. Parkinson’s disease). MX-4565 has shown an ability to block cell death pathways and retinal degeneration. This program is in the preclinical stage of development.

We are evaluating the potential of MX-4565 in Parkinson’s Disease and other diseases. The Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042: Treatment of Arthritis

The MX-4042 program is in the preclinical stage of development.  In rodent models of osteoarthritis and rheumatoid arthritis, MX-4042 reduces bone and cartilage breakdown.  MX-4042 has the potential to be a disease modifying treatment in multiple forms of arthritis.

Development and Commercialization Agreements

Cadence Pharmaceuticals, Inc. (“Cadence”)

In August 2004, we entered into a Collaboration and License Agreement with Cadence (formerly Strata Pharmaceuticals Inc.) for the development and commercialization of omiganan 1% gel.  Under the terms of the agreement, Cadence has the exclusive rights to market and sell Omigard™ in North America and Europe.  In exchange for these rights, we received a $2.0 million (US$1.5 million) fee and $0.6 million (US$0.5 million) as an equity investment in common shares. The terms of the agreement also included up to US$30 million in development and commercialization milestone payments and a double-digit royalty on net sales.  The potential milestones to us under the agreement are now US$27 million as certain alternative milestone payments relating to the first omiganan 1% gel Phase III study are no longer considered possible. Cadence is funding the remaining clinical, regulatory, and commercialization costs related to omiganan 1% gel in North America and Europe and is responsible for manufacturing.  We have formed a Joint Development Management Committee with Cadence to oversee the development of omiganan 1% gel.  See “ITEM 3. KEY INFORMATION – RISK FACTORS – Risks Related to our Business”.

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

Cutanea Life Sciences, Inc. (“Cutanea”)

In December 2005, we entered into a License Agreement with Cutanea for the development and commercialization of omiganan for dermatological diseases.  Under the terms of the agreement, Cutanea has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. In exchange for these rights, we received an upfront fee and can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales.  Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

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

Pfizer, Inc. (“Pfizer”)

An agreement with Pfizer was acquired as part of the MitoKor acquisition and was terminated effective June 12, 2007. In November 1998, MitoKor entered into a three-year collaborative research and development agreement and a license and commercialization agreement with Pfizer. The original term of the research and development agreement was later extended for an additional period ending May 2002. Under the agreements, MitoKor collaborated on drug discovery and Pfizer provided funding for research. Pfizer accepted multiple targets developed by MitoKor that address neurodegenerative disease. MitoKor received an up-front cash payment and an equity investment of US$2.0 million from Pfizer upon the signing of the agreements. The agreements also provided for preclinical and clinical milestones and royalty payments based on net sales of any human or veterinary therapeutic products launched by Pfizer using MitoKor’s targets. Pfizer’s milestone and royalty obligations continued after the expiration of the research and development agreement.

Wyeth Pharmaceuticals (“Wyeth”)

An agreement with Wyeth was acquired as part of the MitoKor acquisition. We have received 90 day notice dated June 29, 2007 from Wyeth for termination of this agreement. Under the agreement dated February 8, 1999, Wyeth holds an exclusive, worldwide license under certain of MitoKor’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women. Wyeth paid an up-front license fee upon execution of the agreement. In addition, the agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement. Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis. Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to us.  Unless otherwise terminated in accordance with its terms, the agreement is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

Spring Bank Technologies, Inc. (“Spring Bank”)

In December 2003, we entered into a license agreement with Spring Bank of Milford, MA, under which Spring Bank acquired exclusive worldwide rights to SB-9000, a dinucleotide under development as a treatment for HBV chronic infections acquired by us as part of the September 2002 Origenix transaction.  Under the license agreement, we received 4,000 Series A convertible/redeemable preferred shares in Spring Bank, rights for up to US$3.5 million in milestone payments during development of SB-9000 and royalties upon commercialization. Spring Bank will fund all development and patent costs for SB-9000. Unless otherwise terminated in accordance with its terms, the agreement with Spring Bank is to remain in effect until the expiration of the last to expire of any patents issued in respect of the licensed technology.

We have accounted for our investment in Spring Bank using the cost basis of accounting due to restrictions placed on our ability to influence strategic operating, financing and investing activities. The investment in Spring Bank has been recorded at a nominal amount of $1,000.  The Series A preferred shares in Spring Bank are:

(i)

convertible into common shares of Spring Bank at any time at our option or automatically upon an initial public offering by Spring Bank (if not redeemed by us pursuant to (ii) below), initially on a one-for-one basis and adjusted thereafter to reflect certain share transactions or reorganizations;

(ii)

redeemable for US$250 per share at our option upon notification by Spring Bank of its intention to effect an initial public offering; and

(iii)

if not converted or redeemed under the provisions of (i) or (ii), redeemable at US$250 per share at our option commencing December 15, 2011 and annually thereafter.

Technology Licenses and Research Collaborations

We have in-licensed, acquired technology licenses and entered into research collaborations and/or other technology development and commercialization agreements as follows:

BioSource Pharm, Inc. (“BioSource”)

On May 20, 2002, pursuant to an Asset Purchase Agreement with IntraBiotics (now Ardea BioSciences, Inc.; see “Ardea BioSciences, Inc.” below), we entered into a research collaboration and license agreement with BioSource for the discovery and development of amphomycin-related (lipopeptide) and polyene compounds.  Consideration payable to BioSource under the terms of the agreement includes US$2 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales.  The equity component of the consideration included 1,000,000 Series B preferred shares. In May 2007 we converted 50,000 Series B preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining 950,000 Series B preferred shares outstanding at July 27, 2007, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –– Outstanding Share Data”). For additional information on the lipopeptide program, see “- Drug Development Programs – Anti-Infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology. Pursuant to the agreement, we also funded research and development work at BioSource to September 15, 2003.

Unless otherwise terminated in accordance with its terms, the agreement with BioSource is to remain in effect for the period that a valid patent claim exists in respect of the licensed technology.

Idera Pharmaceuticals, Inc. (formerly Hybridon, Inc.;“Hybridon”)

Effective February 12, 2007 we terminated our license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). This license agreement relates to an inactive program (MX-1121) that was written off by us in April 2004. In connection with the termination of the license agreement we redeemed 5,250,000 Series C preferred shares in March 2007 for an aggregate of US$1 and these shares have now been cancelled.

In September 2002, we acquired a portfolio of antiviral technologies and product candidates formerly owned and/or then being developed by Origenix Technologies Inc.  Concurrent with this acquisition, we entered into a Collaboration and License Agreement with Hybridon to develop an antisense drug candidate for the treatment of HPV that was being developed by Origenix. Under the agreement, Hybridon licensed to us the exclusive worldwide rights to a family of patents covering a number of antisense oligonucleotides targeted to the HPV genome.  In addition, Hybridon licensed to us, on a non-exclusive basis, rights to a portfolio of antisense chemistries owned or licensed by Hybridon.  We assumed responsibility for the development costs for any drug candidates and agreed to diligently pursue regulatory approvals for an HPV antisense product in each of the United States, France, Germany, Italy, the United Kingdom and Japan. We suspended this program in late calendar 2003 as a result of our program prioritization.

Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals, Inc.;“IntraBiotics”)

Effective May 20, 2002, we acquired certain assets related to amphomycin-related (lipopeptide) and polyene compounds from IntraBiotics.  As consideration for the assets acquired, we made an up-front cash payment of US$0.4 million to IntraBiotics. Further consideration under the terms of the agreement includes US$2.75 million in cash and/or equity payments upon the achievement of certain milestones and royalties based on product sales. The equity component included 750,000 Series A preferred shares of which we redeemed 400,000 Series A preferred shares in October 2002 by paying US$0.4 million and in May 2007 we converted 50,000 Series A preferred shares to pay a US$50,000 milestone in respect of the MX-2401 lipopeptide program.  The remaining 300,000 Series A preferred shares outstanding at July 27, 2007, at our option, are to be redeemed for cash and/or converted into our common shares at US$1 per preferred share as specific drug development milestones are achieved in the lipopeptide and the polyene programs (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –– Outstanding Share Data”). For additional information on the lipopeptide program see “- Drug Development Programs - Anti-Infectives – Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”. We are not actively developing the polyene technology.

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

Intellectual Property

We regard patent and other proprietary technology rights as one of the key components upon which to build a successful drug development company and therefore we file patent applications to protect our proprietary technologies and discoveries.  As of July 20, 2007 we held rights to 96 patents or patent applications in the United States relating to our technology platforms and drug development programs. We also hold the rights to foreign counterparts for most of these patents and patent applications.

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

•

M&M Holdings Inc., a Delaware corporation;

•

MIGENIX Corp., a Delaware corporation (formerly MitoKor, Inc. and now a wholly-owned subsidiary of M&M Holdings Inc.); and

•

Micrologix Biotech (USA) Inc., a Delaware corporation (inactive).

PROPERTY, PLANTS AND EQUIPMENT

We currently lease approximately 16,000 square feet of research and office space in Vancouver, British Columbia, Canada. In July 2006 we were advised that the building in which our Vancouver office and lab operations are located is to be redeveloped and we should plan to vacate our premises by March 31, 2007, 14 months earlier than the end of our lease. In December 2006 we received notice that our lease was being terminated as of May 31, 2007. Discussions in early 2007 with our landlord indicated that we could remain in our premises up to May 31, 2008, however in May 2007 we received a new notice that we must vacate our premises by November 30, 2007. We have entered into an offer to lease for approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility and we continue to evaluate our options for lab space. We have also engaged legal counsel with respect to our interactions with our landlord in this matter. At this time we do not know the financial or operational implications of having to move our Vancouver operations. If we are unable to locate suitable replacement lab premises on a timely basis and/or make alternative arrangements, portions of our operations may be interrupted.

In addition, we lease approximately 1,700 square feet of office space in San Diego, California. The San Diego lease term commenced in June 2004 and is currently leased on a month to month basis as we plan to move to a new facility in the San Diego area by the end of 2007.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following information should be read in conjunction with our audited consolidated financial statements as at and for the year ended April 30, 2007 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 19 to the audited consolidated financial statements for the year ended April 30, 2007. All amounts are expressed in Canadian dollars unless otherwise indicated.  The summary of Significant Accounting Policies contained in Note 2 to our consolidated financial statements should be read in conjunction with the consolidated financial statements and this discussion of results of operations and liquidity and capital resources.

Critical Accounting Policies

Our audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP and the reporting currency is Canadian dollars. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require our ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate us for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain of our product candidates, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research costs are expensed as incurred and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  We assess whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by us.  Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on our Canadian GAAP consolidated financial statements. See footnote 1 to the “SELECTED FINANCIAL DATA” table in “ITEM 3. KEY INFORMATION” for a summary of the impact of this difference between Canadian GAAP and US GAAP on our consolidated financial statements.

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

Stock-based compensation

We grant stock options to executive officers and directors, employees, consultants and advisory board members pursuant to our stock option plans. We record all stock-based awards to our executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. We have disclosed the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

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

Share-Based Payments

In December 2004, the Financial Accounting Standards Board issued Statement No. (SFAS) 123R “Share-Based Payment”, a revision to Statement No. (SFAS 123) “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method.

On May 1, 2006, we adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS 123R, using the modified prospective transition approach which recognizes the grant-date fair value of compensation for new and unvested awards beginning May 1, 2006. The standard no longer permits pro forma disclosure or the prospective recognition adopted by us in the year ended April 30, 2004 as described in note 19[g] in our consolidated financial statements for the year ended April 30, 2007.

Under Canadian GAAP, we record stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs. Under U.S. GAAP, we are required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption on stock-based compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

Adoption of New Accounting Policies

As a result of the convertible royalty participation unit financing completed May 3, 2006 we adopted the accounting policy for the convertible royalty participation units as described in “LIQUIDITY and CAPITAL RESOURCES” and  note 11 to the April 30, 2007 audited consolidated financial statements.

As a result of the deferred share unit plan approved September 12, 2006 and the subsequent award of deferred share units to non-management directors pursuant to the plan, we adopted the accounting policy for deferred share units as described in note 2 and note 14[h] to the April 30, 2007 audited annual consolidated financial statements. On the date of award, the fair value of the deferred share units awarded, being the fair value of our common shares at that date, is recorded as Contributed Surplus on our consolidated balance sheet and as compensation expense.

New Accounting Pronouncements

In 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued the following new accounting standards:

•

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

•

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes to equity.

•

Section 3855, Financial Instruments – Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

•

Section 3861, Financial Instruments – Disclosure and Presentation, replaces Section 3860 of the same name and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

These standards will be effective for us from May 1, 2007.  We will be evaluating the impact of these new accounting standards on our consolidated financial statements.

OPERATING RESULTS

We are in the business of researching, developing and commercializing drugs primarily in the area infectious diseases. We do not have any products currently approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “ITEM 4. INFORMATION ON THE COMPANY–BUSINESS OVERVIEW– Product Approval Process).  For information on our drug development programs see “ITEM 4. INFORMATION ON THE COMPANY–BUSINESS OVERVIEW– Drug Development Programs”. We have been unprofitable since our formation in January 1993 incurring significant operating losses each year and a cumulative deficit of $124.7 million to April 30, 2007.

For the year ended April 30, 2007 (“Fiscal 2007”), we incurred a loss of $16.1 million (2006: $11.3 million; 2005: $10.5 million) or $0.19 (2006: $0.16; 2005: $0.18) per common share. The increase in the Fiscal 2007 loss compared to the Fiscal 2006 loss is principally attributable to: (i) a $3.3 million write-down of intangible assets as at January 31, 2007 (see “-Write-down Intangible Assets”); (ii) $1.4 million accretion of the convertible royalty participation units ($nil in Fiscal 2006 – see “-Other Income and Expenses”); and (iii) lower revenues in Fiscal 2007 (see “-Revenues”).

Revenues

During Fiscal 2007 we had no licensing revenue (2006: $0.2 million; 2005: $2.1 million). The Fiscal 2006 licensing revenue is from the license agreement completed with Cutanea Life Sciences in December 2005 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”). The Fiscal 2005 licensing revenue is from the license agreement completed with Cadence Pharmaceuticals in August 2004 (see ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”).

During Fiscal 2007 we had nominal (< $0.1 million) research and development collaboration revenue (2006: $0.3 million; 2005: $0.4 million). These research and development collaboration revenues are principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea. Under our license agreements with Cadence and Cutanea they are responsible for manufacturing, therefore sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of Omiganan for the rest of world territories and our agreement with Spring Bank, however at this time we have insufficient visibility as to these matters to estimate revenues over the next five financial years (if any) from them.

Operating Expenses

Operating expenses increased in Fiscal 2007 to $15.3 million (2006: $12.3 million; 2005: $13.2 million) principally due to the $3.3 million write-down of intangible assets (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Degenerative and Metabolic - “17α – estradiol sodium sulphate (MX-4509): Treatment of Neurodegenerative Diseases” and “-Write-down Intangible Assets”).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us to conduct our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1) for the periods indicated:

(1)

 Before amortization expense, technology and license acquisition costs and write-offs of intangibles assets

Our Omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of Omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and are responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program costs decreased in Fiscal 2007 compared with Fiscal 2006 principally due to a non-clinical toxicity study completed in Fiscal 2006 and higher manufacturing costs in Fiscal 2006 in preparation for the Phase II non-responder and Phase II viral kinetics combination studies (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Celgosivir: Treatment of Chronic HCV Infections”). These decreases were partially offset by an increase in Phase II study costs.

Costs in the MX-2401 program increased in Fiscal 2007 principally due to the manufacture of the 1kg non-GMP batch required to start the GLP non-clinical studies (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”). The Fiscal 2007 MX-2401 program costs are net of $0.5 million in TPC assistance (2006: $0.2 million; 2005: $0.5 million).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.  In the financial year ending April 30, 2008, we expect:

•

Cadence to be nearing completion of enrollment in the CLRIS study (if not complete, their current guidance is to complete enrollment in the second quarter of 2008).

•

Interim 4-week data from the Phase II viral kinetics study are expected in approximately 10 patients in the third quarter 2007 with guidance for 12-week data to be provided in conjunction with the 4-week data.

•

To submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

•

Data from the celgosivir combination therapy non-responder extension protocol by the end of 2007.

•

Results from the Phase II rosacea study being conducted by Cutanea Life Sciences by the end of 2007.

•

To complete the current MX-2401 GLP studies and make a decision on proceeding with the remaining GLP studies required for regulatory submissions to enter human clinical trials. We also plan to initiate additional manufacturing process development work in preparation for GMP manufacturing.

At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. Product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Fiscal 2007 were $3.6 million (2006: $3.4 million; 2005: $3.8 million). Personnel costs were $2.3 million in Fiscal 2007 (2006: $2.2 million; 2005: $2.2 million).

Amortization

Amortization expense for equipment in Fiscal 2007 was $0.3 million (2006: $0.3 million; 2005: $0.3 million).

Amortization expense for intangible assets in Fiscal 2007 was $0.6 million (2006: $0.7 million; 2005: $0.6 million).

Write-down Intangible Assets

The write-down of intangible assets in Fiscal 2007 was $3.3 million (2006: $0.1 million; 2005: <$0.1 million). Pursuant to quarterly reviews of intangible assets during Fiscal 2007 we determined that a $3.3 million write-down was appropriate in respect of the MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support our orphan drug development strategy for MX-4509 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development

Programs – Degenerative and Metabolic - “17α – estradiol sodium sulphate (MX-4509): Treatment of Neurodegenerative Diseases”).

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of our cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “-LIQUIDITY and CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on our US dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “ITEM. 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK”.

Interest income was $0.6 million for Fiscal 2007 (2006: $0.3 million; 2005: $0.4 million). The increase in Fiscal 2007 interest income resulted from higher average cash, cash equivalent and short-term investment balances and higher average interest rates. The average rate of return for Fiscal 2007 was 4.1% (2006: 2.6%; 2005: 2.2%).

Accretion expense related to the convertible royalty participation units (see “-LIQUIDITY and CAPITAL RESOURCES”) for Fiscal 2007 was $1.4 million (2006: $nil; 2005: $nil). This accretion expense is a non-cash expense resulting from: [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units. See footnote 3 to the “SELECTED FINANCIAL DATA” table in “ITEM 3. KEY INFORMATION” for a summary of the impact of difference between Canadian GAAP and US GAAP on the convertible royalty participation units and accretion expense.

The foreign exchange gains/losses were nominal (< $0.1 million) for each of Fiscal 2007 and Fiscal 2006 (2005: $0.1 million loss).

Equipment and Intangible Asset Expenditures

Equipment expenditures for Fiscal 2007 were $0.2 million (2006: < $0.1 million; 2005: $0.2 million). During Fiscal 2007 we upgraded our computer network.

Intangible assets at April 30, 2007 include acquired technology and capitalized technology license costs for our neurodegenerative (MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.7 million carrying value of these intangible assets at April 30, 2007 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by us in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “TREND INFORRMATION”).

Acquired technology costs capitalized in Fiscal 2007 were $nil (2006: $nil; 2005: $5.8 million). The acquired technology costs capitalized in Fiscal 2005 relate to the MitoKor programs (including MX-4509, MX-4565 and MX-4042) acquired August 31, 2004. Under US GAAP the MitoKor acquired technology costs are expensed as research and development costs – see “Critical Accounting Policies – Research and development costs”.

Technology license costs capitalized and acquired technology costs capitalized were $nil for each of Fiscal 2007, Fiscal 2006 and Fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2007, we had cash, cash equivalents and short term investments of $15.3 million (April 30, 2006: $9.4 million) and our net working capital was $14.6 million (April 30, 2006: $6.3 million). The $8.3 million increase in net working capital from April 30, 2006 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings (see below), less the cash loss of $9.9 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation, milestones being paid by conversion of preferred shares and accretion of the convertible royalty participation units) for the year ended April 30, 2007. We invest our cash equivalents and short term investments in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK - Interest Rate and Credit Risk”).

We have financed our operations to date primarily through the sale of equity securities. During Fiscal 2007 we completed two financing transactions:

•

On May 3, 2006 we completed a financing of $8.8 million relating to a portion of the future royalties from our license agreements with Cadence Pharmaceuticals (see ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Omiganan for the Treatment of Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby we or the unit holders may elect to convert the units into our common shares (see “-OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements there is no obligation for us to make any payments to the unit holders. Our obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. We have provided the buyers (through a trustee) with a first-lien security interest over certain of our assets relating to the license agreements. The security interest can be acted on in the event of default by us including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default we would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit. In connection with completing the transaction we: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “-OUTSTANDING SHARE DATA”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million were included in other assets at April 30, 2006.

•

On December 6, 2006, we completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering we: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.6 million in legal, professional and other costs.

In March 2005 we obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Drug Development Programs – Anti-infectives - Lipopeptide (MX-2401): Treatment of Serious Gram-positive Bacterial Infections”). As at April 30, 2007 we had expenditures qualifying for $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable (April 30, 2006 - $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable). The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any of our post commercialization revenues during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

We have used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2007 (see “OUTSTANDING SHARE DATA”) represent US$9.35 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that 225,000 preferred shares (US$225,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a US$225,000 charge to research and development expenses. Each series of preferred shares includes provision for us to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

OUTSTANDING SHARE DATA

As at July 27, 2007, there are:

•

94,463,806 (April 30, 2007: 94,237,205; April 30, 2006: 74,258,656) common shares outstanding. The 19,978,549 increase in common shares outstanding between April 30, 2006 and April 30, 2007 reflects the completion of the December 2006 bought deal financing (19,262,500 common shares), the exercise of warrants (691,924 common shares) and the exercise of options (24,125 common shares). The 226,601 increase in common shares outstanding between April 30, 2007 and July 27, 2007 reflects the payment of  US$100,000 in milestone payments by issuing 158,342 common shares (see conversion preferred shares immediately below) and the exercise of warrants for the purchase of 68,259 common shares;

•

9,250,000 (April 30, 2007: 9,350,000; April 30, 2006: 14,600,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, 4,000,000 Series D and 4,000,000 Series E preferred shares. In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following our termination of the license agreement with Idera Pharmaceuticals (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW – Technology Licenses and Research Collaborations” and “-Idera Pharmaceuticals, Inc.”). In April 2007 US$100,000 in milestones were achieved in the MX-2401 program and in May 2007 we converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares to complete the milestone payment. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and us electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29) ; Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “-LIQUIDITY AND CAPITAL RESOURCES” for additional information on our preferred shares;

•

29,465 (April 30, 2007: 29,465; April 30, 2006: nil) convertible royalty participation units outstanding (see “-LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2007: 17,679,000; April 30, 2006: nil) common shares. The units are convertible at any time by the holders into our common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, we have an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of our common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,627,803 (April 30, 2007: 4,071,002; April 30, 2006: 4,053,200) common shares at an average exercise price per common share of $0.89 (April 30, 2007: $0.94; April 30, 2006: $1.12);

•

warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125; April 30, 2006: nil) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at our option by issuing up to 160,000 common shares (April 30, 2007: 160,000; April 30, 2006: nil), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the 160,000 outstanding deferred share units at April 30, 2007 based on the $0.78 closing price of our common shares on April 30, 2007 is $124,800. As we have the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in our accounts at April 30, 2007 with respect to the $124,800 fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 19,173,215 (April 30, 2007: 19,241,474; April 30, 2006: 9,424,551) common shares at a weighted average exercise price per common share of $0.88 (April 30, 2007: $0.89; April 30, 2006: $0.99), as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
579,981	$0.45	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
6,972,611	$0.55	May 31, 2008
9,631,250(2)	$0.80	December 6, 2011
982,914(3)	$3.00	December 3, 2007
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 19,173,215	Average = $0.88(5)

(1)

Issued as part of the May 2006 convertible royalty participation unit financing (see “-LIQUIDITY AND CAPITAL RESOURCES”)

(2)

Issued as part of the December 2006 bought deal public offering (see “-LIQUIDITY AND CAPITAL RESOURCES”)

(3)

Warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to us by accepting a lesser number of common shares

(4)

These warrants were assumed by us as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$84,288 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at our option, in cash and/or common shares.

(5)

Weighted average exercise price using closing July 27, 2007 exchange rate of US$1.00 equals $1.0618

On September 12, 2006 our shareholders approved a new stock option plan and a deferred share unit plan (see “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – SHARE OWNERSHIP – Stock Option Plans” and “-Deferred Share Unit Plan”).

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We currently do not have any products approved for sale and our operations consist principally of research and development activities necessary to advance selected drug candidates through the development and approval process.  As disclosed in “Critical Accounting Policies – Research and development costs”), we expense all research costs in the year incurred and development costs are expensed in the year incurred unless we believe a development project meets generally accepted accounting criteria for deferral and amortization.  No costs have been deferred to date for any of our development programs.  In Fiscal 2007 we spent $7.5 million (2006: $7.7 million; 2005: $8.6 million) on research and development activities inclusive of patent costs (see “OPERATING RESULTS – Operating Expenses – Research and Development”). These costs do not include technology license costs and acquired technology costs capitalized under Canadian GAAP and expensed under US GAAP (see “OPERATING RESULTS – Capital and Intangible Asset Expenditures”).

TREND INFORMATION

None of the product candidates being developed by us have been approved to be marketed commercially and we have incurred significant operating losses in each year since inception. Our business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals to market new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that our research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

We believe that our funds on hand at April 30, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. We will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million.

We will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. Our ability to raise capital is primarily dependent on equity markets, our market capitalization and results in our drug development programs. To maintain a sufficient cash position to fund our operations we may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; costs of relocating our Vancouver facilities; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

We have limited personnel and financial resources with which to optimally advance our programs. At April 30, 2007 the carrying value of our intangible assets in respect of our development programs is approximately $1.7 million (Canadian GAAP; US GAAP $nil). We may in the future determine that the carrying value of one or more programs should be written down based on:

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

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data (Canadian GAAP) for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)

Revenue	$ -	$19	$ -	$ -
Loss before other income and expenses	$(2,981)	$(6,503)	$ (3,414)	$ (2,356)
Loss	$(3,128)	$(6,726)	$ (3,712)	$ (2,486)
Basic and diluted loss per common share	$(0.03)	$(0.08)	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	94,058	87,497	74,505	74,299

	Three months ended,
	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)

Revenue	$ -	$ 305	$ -	$ 269
Loss before other income and expenses	$ (3,111)	$ (2,327)	$ (3,407)	$ (2,834)
Loss	$ (3,032)	$ (2,232)	$ (3,314)	$ (2,772)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding	74,258	74,258	74,258	69,440

The primary factors affecting the magnitude of our losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues and write-downs in intangible assets. The operating loss and loss in Q3/07 are higher due primarily to the $3.3 million write-down of the MX-4509 program (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINESS OVERVIEW - Drug Development Programs – Degenerative and Metabolic – “17a - estradiol sodium sulphate (MX-4509): Treatment of Neurodegenerative Diseases” and “-Write-down Intangible Assets”). The losses in Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “OPERATING RESULTS - Other Income and Expenses”).

OFF - BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at April 30, 2007, we had the following contractual obligations and commitments (1) (2) (3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,050	437	152	122	339
Purchase Obligations (5)	1,223	1,223	-	-	-
Total Contractual Obligations	2,273	1,660	152	122	339

(1)

Excludes US$9.35 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “-OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “-LIQUIDITY and CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements

(5)

Represents obligations under research, manufacturing, and service agreements

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name of each director, officer and member of senior management and their present position with us as of July 27, 2007:

Name	Age	Position with the Company
David Scott	72	Chairman and Director(1)(2)
James M. DeMesa, M.D.	49	President & CEO, Director
Michael Abrams, Ph.D.	50	Director(1)
Richard W. DeVries, LL. B.	55	Director(2)(3)
Alistair Duncan Jr., BSc., CA	47	Director(1)(3)
Steven Gillis, Ph.D.	54	Director(1)
Colin R. Mallet	64	Director(2)(3)

Name	Age	Position with the Company
Walter H. Moos, Ph.D.	53	Director
W. Keith Schilit, Ph.D.	53	Director(3)
R. Hector MacKay-Dunn	56	Corporate Secretary
Arthur J. Ayres, CA	49	Senior Vice President Finance, Chief Financial Officer (CFO)
Jacob J. Clement, Ph.D.	63	Senior Vice President, Science & Technology, Chief Science Officer (CSO)
William D. Milligan	54	Senior Vice President, Corporate Development, Chief Business Officer (CBO)
K. David Campagnari	45	Vice President, Operations
C. Robert Cory, Ph.D.	52	Vice President, Business Development
A. Neil Howell, Ph.D.	60	Vice President, Research (San Diego)
AnnKatrin Petersen-Japelli, M.D.	53	Vice President, Clinical Development

(1)

Member of our Compensation Committee

(2)

Member of our Corporate Governance & Nominating Committee

(3)

Member of our Audit Committee.

There are no family relationships between any of the directors and senior management.  Walter Moos was appointed a director as part of our acquisition of MitoKor. We agreed with the former shareholders, and certain creditors, of MitoKor (the “MitoKor Stakeholders”) to permit them, until August 30, 2007, to designate one nominee for election to our Board of Directors (the “Board”). We have the right to review and approve any individual proposed by the MitoKor Stakeholders, provided that such approval is not unreasonably withheld or delayed. There are no other arrangements or understandings between any director, the executive officers or any other person pursuant to which any director or executive officer was elected or appointed.

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

Michael J. Abrams, Ph.D., Director. Michael Abrams, of Custer, Washington, USA, served on the Board from July 2003 to January 2006 and rejoined the Board September 12, 2006. Dr. Abrams has been active in the research, discovery and development of pharmaceuticals for over 20 years. In 1984 he joined Johnson Matthey PLC (together with its affiliates, “JM”) and in 1991, was promoted to Manager, Biomedical Research, worldwide for JM. In June 1996, Dr. Abrams established the Canadian venture backed financing of AnorMED Inc. and served as AnorMED’s President & CEO and a director until May 2006. He is an inventor on the patents that led to the development of the Bristol-Myers Squibb technetium-99m heart imaging agent, Cardiolite®, and is a co-inventor on several products currently in clinical trials. He is also a named inventor on an additional 31 patents, and 17 patent applications, and has authored over 60 scientific articles. Dr. Abrams currently serves as a Director on the board of an early stage technology company. He is also an Adjunct Professor at the University of British Columbia. Dr. Abrams graduated magna cum laude from Bowdoin College in Brunswick, ME in 1978 and subsequently received a Ph.D. in chemistry from the Massachusetts Institute in Technology in 1983.

Richard W. DeVries, B. Comm, LL.B., Director.  Richard W. DeVries of Freeport, GBI, The Bahamas, has served on the Board since September 2005. Mr. DeVries has numerous business interests, including serving as director and an officer of various public and private companies. Mr. DeVries’ primary business interests are: as Chairman of the Board and a Director of Call Genie Inc.; Chairman of the Board, President and a director of Exceed Capital Holdings Ltd.(now Gallic Energy Inc.); Vice President Investments and a director of International Benefits Management Corporation; a director of CPI Crown Properties International Corporation; Chairman of the Board and a director of Pacific Lottery Corporation; a director of Tallagium Corporation; a director Petro-Reef Resources Ltd.; Chairman of the Board and a director of Headplay, Inc.; Chairman of the Board, a director of Neurodyn Inc,  and a director of Conversion Works, Inc. Mr. DeVries has a Bachelor of Commerce Degree (1974) as well as a Bachelor of Law Degree (1977), both from the University of Alberta. In addition to being an active member in good standing of the Law Society of Alberta since 1977, Mr. DeVries is also a member of the Calgary Bar Association and the Canadian Bar Association.

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

Steven Gillis, Ph.D., Director.  Steven Gillis of Seattle, Washington, USA, has served on the Board since August 1996. In August, 2005 Dr. Gillis joined ARCH Venture Partners, as a venture partner and is now a managing director focused on the evaluation of new life science technologies and the development and growth of ARCH’s biotechnology portfolio companies. Dr. Gillis was a founder and director of Corixa Corporation and served as its Chief Executive Officer from inception (October 1994) and as its Chairman from January of 1999, until July 2005 when Corixa was acquired by GlaxoSmithKline. Dr. Gillis was a founder of Immunex Corporation, a biotechnology company, which was later acquired by Amgen Inc. From 1981 to 1994 Dr. Gillis held various senior executive positions with Immunex including: President, Chief Executive Officer, Chairman, Chief Scientific Officer and Executive Vice President and Director of Research and Development. Dr. Gillis is also a Director of Genesis Research and Development, Ltd. of New Zealand. Dr. Gillis is an immunologist by training with over 300 peer-reviewed publications in the areas of molecular and tumor immunology. Dr. Gillis graduated from Williams College with a B.A. in Biology and English and received his Ph.D. in Biological Sciences from Dartmouth College.

Colin R. Mallet, BA, Director.  Colin Mallet of Vancouver, British Columbia, has served on the Board since December 1995. He currently serves as a member (past Chair) of our Corporate Governance and Nominating Committee and is a member of the Audit Committee.  He is a professional director with extensive commercial experience in the pharmaceutical / biotech industry. He has held senior executive positions in the pharmaceutical industry in UK, Switzerland, Sweden, S.E. Asia and Canada. He was President and CEO of Sandoz Canada Inc. (now Novartis) for 7 years and is a past Chair of the Canadian Association of Research-based Pharmaceutical Companies. He has served as a consultant on global pharmaceutical marketing to several major pharmaceutical companies and has been a director of more than a dozen biotech companies at various stages of development. He currently serves on two other public biotech company boards, Axcan Pharma Inc. and Methylgene Inc., and is Chair of the Methylgene Corporate Governance committee. He holds a B.A. (Econ.) from Cambridge and is a graduate of both the Harvard Advanced Management Program and the Canadian ICD Corporate Governance College (ICD.D).

Walter H. Moos, Ph.D., Director. Walter Moos of Oakland, California, USA, joined the Board on August 31, 2004 following our acquisition of MitoKor and also serves as the Stockholders’ Agent for the former MitoKor stakeholders under the Exchange and Escrow Agreement entered into as part of the acquisition of MitoKor (position as Stockholders’ Agent expected to end August 30, 2007 being the anticipated end of term for the Exchange and Escrow Agreement). During the period September 1, 2004 to February 28, 2005, Dr. Moos was also a consultant to us working on the integration and management of MitoKor. Dr. Moos joined SRI International, a non-profit research institute, in March 2005 as Vice President of the Biosciences Division, and was Chairman and CEO of MitoKor from January 1997 to August 2004. From 1991 to 1997, he was an executive officer with Chiron Corp., and last held the position of Vice President of R&D in the Technologies Division. From 1982 to 1991, Dr. Moos held several positions at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert Co., last holding the position of Vice President, Neuroscience and Biological Chemistry. Dr. Moos currently serves on the boards of directors of Rigel Pharmaceuticals, Inc., the Keystone Symposia, the Critical Path Institute, and has previously served on the boards of Alnis BioSciences, Inc., Anterion Therapeutics, Inc., Axiom Biotechnologies Inc, Chiron Mimotopes Peptide Systems, Mimotopes Pty. Ltd., Oncologic, Inc., Onyx Pharmaceuticals, Inc and the Biotechnology Industry Organization.  He is a founding member of the CEO Council, advisors to Red Abbey Venture Partners LLC.  Dr. Moos has edited several books, helped to found multiple journals, and has over 100 published manuscripts and patents. In addition, he has held adjunct faculty positions at the University of Michigan, Ann Arbor, since 1992 at the University of California, San Francisco, since 2007 at James Madison University, Harrisonburg, Virginia, and has served on several academic and related advisory committees. Dr. Moos holds an A.B. from Harvard University and received his Ph.D. in chemistry from the University of California, Berkeley, in 1982.

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

William D. Milligan, B.Sc., Senior Vice President, Corporate Development, Chief Business Officer.  Mr. Milligan joined us in April 2002. Prior to joining us, Mr. Milligan was President and CEO of Cytran Inc., a private biotechnology company based in Seattle, WA and prior to that, he was Chief Executive Officer of Intellivax International Inc., a private biotechnology company based in Montreal, Quebec and Baltimore, Maryland. Before leading Intellivax, he served eight years with Hoffmann-La Roche Ltd. (Canada) where he held various executive positions, including VP, Business Development and New Product Planning, VP, Sales Division, Pharmaceuticals and VP Biomedical Division. Prior to joining Hoffmann-LaRoche, he progressed through various marketing and sales management positions over eight years with Eli Lilly

Canada Inc.  During his career, Mr. Milligan has been responsible for the launch/commercialization of Axid, Prozac, Mobiflex, Soriatane, Hivid, Roferon-A, CellCept, Invirase, Cytovene, Manerix and Inhibace.  Mr. Milligan holds a B.Sc. in Biology from the University of Calgary.

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

C. Robert Cory, Ph.D., MBA, Vice President, Business Development.  Dr. Cory joined us in May 1995 as Manager, Business Development.  He was appointed Director, Business Development in November 1998 and Vice President, Business Development in April 2001. Dr. Cory leads our activities in sourcing and negotiating strategic alliances with industry partners and in-licensing and acquisition of technologies and product opportunities.  Dr. Cory holds an MBA specializing in finance and strategic planning from the Wilfrid Laurier University School of Business and Economics. He received his doctorate from the University of Waterloo and did his post-doctoral training at the Ontario Veterinary College.

A. Neil Howell, Ph.D., VP, Research (San Diego). Dr. Howell joined us in August 2004 as part of the acquisition of MitoKor. Prior to becoming Vice President of Research at MitoKor in 2000, he was a tenured Professor in the Department of Radiation Oncology, University of Texas Medical Branch at Galveston, where he continues to serve as an Adjunct Professor. Previously, he held several professorial positions at the University of Texas Medical Branch in Galveston and at Harvard Medical School. Dr. Howell is an expert in mitochondrial biology and genetics with research interests in the biochemical and neurobiological basis of mitochondrial diseases. Recently, this has led to an enhanced emphasis on the analysis of the human mitochondrial genome as the genetic basis for disease. Dr. Howell has published in excess of 140 manuscripts in peer-reviewed journals and was a member of grant review committees at both the National Institutes of Health and the National Science Foundation. Dr. Howell holds a BA from the University of Kansas and received his Ph.D. in molecular biology from the University of Wisconsin.

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

COMPENSATION

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2007 were the Chief Executive Officer; the Chief Financial Officer and each of our three other most highly paid executive officers whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2007 (all dollar amounts are Canadian dollars unless otherwise indicated):

Name	Annual Compensation		All Other Compensation	Options Granted
	Salary/Fees	Bonus & Other Annual Compensation		Number(3)	Exercise Price(4)	Expiry Date
James DeMesa President and Chief Executive Officer	$352,000(1)(2)	$87,401	$3,126	27,000 37,500(5)	$0.55 $0.46	27,000 May 21, 2011 9,375 June 26, 2011 9,375 June 26, 2012 9,375 June 26, 2013 9,375 June 26, 2014
Arthur J. Ayres Senior Vice President, Finance and Chief Financial Officer	$215,000(2)	$29,608	$Nil	11,000 15,000(5)	$0.55 $0.46	11,000 May 21, 2011 3,750 June 26, 2011 3,750 June 26, 2012 3,750 June 26, 2013 3,750 June 26, 2014
Jacob J. Clement Senior Vice President, Science & Technology and Chief Science Officer	$330,000(2)	$37,240	$Nil	20,000 6,000(5)	$0.55 $0.46	20,000 May 21, 2011 1,500 June 26, 2011 1,500 June 26, 2012 1,500 June 26, 2013 1,500 June 26, 2014
AnnKatrin Petersen-Jappelli Vice President, Clinical Development	US$225,000	US$26,441	US$5,520	100,000(5)	$0.43	25,000 April 30, 2011 25,000 April 30, 2012 25,000 April 30, 2013 25,000 April 30, 2014
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	$250,000(2)	$29,460	$Nil	14,000 15,000(5)	$0.55 $0.46	14,000 May 21, 2011 3,750 June 26, 2011 3,750 June 26, 2012 3,750 June 26, 2013 3,750 June 26, 2014

(1)

Effective August 1, 2005 Dr. DeMesa’s base salary reflects a 20% voluntary reduction (see “Compensation of the Chief Executive Officer” below).

(2)

During the period September 1, 2003 to May 15, 2006, each of these executives participated in a 10% deferral of their base salary as part of our cash management program. In May 2006 we elected to end the 10% deferral program and during the year ended April 30, 2007 we paid out deferred compensation for the period October 1, 2004 to May 15, 2006 to the participants (reported salary amount for the year ended April 30, 2007 is before the payment of the October 1, 2004 to April 30, 2006 deferred compensation amount as the reported salaries for prior years included the deferred amounts). Included in our accounts payable and accrued liabilities as at April 30, 2007 are the following amounts on account of deferred compensation: James DeMesa: $47,667; Arthur Ayres: $18,958; Jacob Clement: $35,750; William Milligan: $24,375.

(3)

Excludes options granted on June 12, 2007 for the purchase of common shares in respect of the financial year ended April 30, 2007: James DeMesa - 125,000; Arthur Ayres - 62,500; Jacob Clement - 37,500; AnnKatrin Petersen-Jappelli - 62,500; and William Milligan - 37,500. These options were granted to these executives pursuant to our 2006 stock option plan.

(4)

Our stock option plans provide, among other things, that the exercise price of such options must not be less than fair market value at the time of the grant.

(5)

Option vests in four tranches (¼ on date of grant and ¼ on each of 1st, 2nd and 3rd anniversaries of the grant).  Each tranche expires five years after date vested.

Employment Agreements of Executives; Change in Responsibilities

We have written employment agreements with each executive in the above table.  The agreements have no specific term of employment and provide for base salary, results compensation (i.e. performance bonuses), periodic stock option grants, severance provisions (as discussed below) and employment benefits including vacation, health and dental insurance, group life and disability insurance, and director’s and officer’s liability insurance. The compensation of these executives is reviewed annually and all increases in base salary, awards of results compensation, option grants and any other changes in compensation are approved by the Compensation Committee and the Board.

In the event that the employment of an executive in the above table is terminated by us without cause, the executive would be entitled to a lump sum payment (amount based on the executive’s then applicable base salary), continuing benefits and outplacement assistance.  The current amount of the lump sum payment for each executive would be as follows: James DeMesa – $440,000 (12 months base salary before 20% reduction); Arthur Ayres – $268,750 (15 months base salary); Jacob Clement – $247,500 (9 months base salary; increases by one month for each full year of service to a maximum lump sum payment of 12 months base salary); AnnKatrin Petersen-Jappelli – US$131,250 (7 months base salary; increases by one month for each full year of service to a maximum lump sum payment of 12 months base salary); William Milligan – $250,000 (12 months base salary).  Benefits would continue for the same period and are subject to mitigation by the executive.

If, within 12 months following a change in control, an executive’s employment is terminated by us without cause or the executive resigns for good reason (as defined), the executive’s unvested stock options would vest immediately and the executive would receive the above noted entitlements for termination without cause except that the amount of the lump sum payment would be $880,000 (24 months base salary before 20% reduction) for James DeMesa; $250,833 (14 months base salary; increases by one month for each additional year of service to us to a maximum lump sum payment of 15 months base salary) for Arthur Ayres; $330,000 (12 months base salary) for Jacob Clement; US$225,000 (12 months base salary; increases by one month for each full year of service after 10 years service to us to a maximum lump sum payment of 15 months base salary) for AnnKatrin Petersen-Jappelli; and $312,500 (15 months base salary) for William Milligan.  Within 12 months of a change of control, the executive can elect to trigger these entitlements if there is a material change in status, position, authority or responsibilities for the executive  that does not represent a promotion, or represents an adverse change, from his/her status, position, authority or responsibilities in effect immediately prior to the change of control.

Executive Compensation Policies and Programs

The objectives of our compensation policies and programs for executive officers are to:

(a)

recruit and retain executive officers of a high calibre;

(b)

motivate and reward executive officers for the achievement of significant corporate objectives; and

(c)

align the interests of the executive officers with the interests of shareholders and our intermediate and long term objectives.

Our compensation policies and programs for executive officers currently consist of a base salary, results compensation (i.e. performance bonus), stock options, benefit programs generally available to all employees and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive’s performance, experience and position, Canadian and American industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers is generally reviewed on an annual basis.

Our results compensation program, which is generally applicable to all employees, has been designed to focus and reward executive officers and other employees, on the achievement of annual corporate objectives which are in turn, intended to lead to the achievement of longer term goals.  Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, the other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives. For the financial year ended April 30, 2007, the corporate objectives were in three primary areas: (1) clinical; (2) financial; and (3) preclinical, with each area carrying a weighting relative to 100% (40%, 40% and 20% respectively). Within each area a major objective was identified: for clinical the major result was positive results in the celgosivir Phase II clinical trials; for financial the major result was a significant favourable inflow of cash; and for preclinical the major result was advancement of a preclinical program to near clinical status and/or a value-driving partnership. Individual/functional objectives are also established annually for all executive officers.

For the financial year ended April 30, 2007, the potential results compensation for the Chief Executive Officer was up to 45% of his annual base salary and for each vice president of the company was up to 25% of their annual base salary.  Their results compensation is increased or decreased by up to 20% based on the change in the price of our common shares over the financial year.  The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, all of the vice presidents and the total payouts pursuant to the results compensation program.

The components of the incentive-based compensation program are primarily annual. Stock options are awarded based on the achievement of annual corporate objectives but through vesting provisions provide employees with a long term incentive to achieve results and remain with us. Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years).  Options are exercisable for a period of five years from the date of vesting.  Option grants for all employees are reviewed by the Compensation Committee on an annual basis.  In determining the annual grant of options to all employees including executives, we have established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information.  Additionally, the percentage of corporate objectives achieved during the year and the result of the employee’s performance review are factored into the amount of the annual option grant to each employee. On June 12, 2007 the Compensation Committee and Board approved an increase in the potential maximum annual option grants to each employee based on information from compensation surveys.

We do not have any pension, retirement or similar benefits and therefore no amounts are set aside for such benefits.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2007, Dr. DeMesa’s compensation included a base salary, results compensation based on the achievement of corporate objectives, stock options and other customary employment benefits.

The Compensation Committee reviews Dr. DeMesa’s compensation annually and considers his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  Specifically, the Compensation Committee considers the following when reviewing Dr. DeMesa’s compensation:

•

compensation information for Chief Executive Officers of other Canadian public biotech companies collected by us; and

•

compensation surveys which include Chief Executive Officers of British Columbia, Canadian and American biotech companies.

Dr. DeMesa’s performance against individual objectives and corporate objectives approved by the Board is measured semi-annually.

Base Salary

Dr. DeMesa’s base salary is reviewed by the Compensation Committee on an annual basis following the end of our fiscal year. Dr. DeMesa’s base salary was set at $440,000 per year effective May 1, 2003.

During the period September 1, 2003 through May 15, 2006, Dr. DeMesa volunteered to participate in a 10% deferral of his base salary as part of our cash management program (as at April 30, 2007 the cumulative amount of Dr. DeMesa’s base salary deferral is $47,667; and payout of this deferral will be considered as our financial position improves). No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2004 following a review by the Compensation Committee. The annual review of Dr. DeMesa’s base salary for the year commencing May 1, 2005 was not completed, as the Board approved a 20% voluntary reduction in his base salary effective August 1, 2005 as one of the cash conservation steps taken by us. This 20% reduction in base salary remains in effect. No change was made to Dr. DeMesa’s base salary for the financial year commencing May 1, 2006 or May 1, 2007 following a review by the Compensation Committee. Dr. DeMesa’s current base salary, after giving effect to the 20% reduction, is $352,000 per annum which is paid in US dollars as US$304,288 based on an exchange rate of 1.1568. The exchange rate used in the calculation of Dr. DeMesa’s base salary is adjusted semi-annually to the average exchange rate for the prior six months (this will change effective August 1, 2007 to a quarterly adjustment basis based on the average exchange rate for the prior three months). For the period May 1, 2006 to October 31, 2006 Dr. DeMesa’s base US dollar salary was US$303,920 calculated at an exchange rate of 1.1582 and for the period November 1, 2006 to April 30, 2007 was US$314,538 calculated at an exchange rate of 1.1191. For purposes of results compensation and any termination payments, Dr. DeMesa’s former base salary of $440,000 remains applicable.

In May 2006 we elected to end the base salary deferral arrangement and Dr. DeMesa during the financial year ended April 30, 2007 was paid deferred compensation of US$60,614 for the period October 1, 2004 to May 15, 2006, leaving deferred compensation of $47,667 in respect of the period September 1, 2003 through September 30, 2004 as being deferred and payable to Dr. DeMesa.

Cash Incentive Compensation

For the financial year ended April 30, 2007:,(i) the potential results compensation for Dr. DeMesa was up to 45% of his annual base salary; (ii).the Compensation Committee determined that corporate objectives with a weighting of 40% (out of potential 100%; clinical 15%; financial 20% and preclinical 5%) were achieved; and (iii) the Company’s share price increased by 81% and thus, Dr. DeMesa’s results compensation was increased by 16% on account of the increase in the price of our common shares. Based on the forgoing Dr. DeMesa’s results compensation for the financial year ended April 30, 2007 was US$80,709.

Stock Options

Dr. DeMesa was granted an option on June 12, 2007 (in respect of the financial year ended April 30, 2007) to purchase 125,000 common shares at $0.67 per common share with 31,250 options vesting immediately and 31,250 options vesting on each of June 12, 2008, June 12, 2009 and June 12, 2010. This option grant is consistent with the methodology adopted for all other executive officers and employees for the financial year ended April 30, 2007 being: (i) a results-based method that reflects the percentage of corporate objectives achieved and our formal performance review process and (ii) vesting provisions of 25% on the date of grant and 25% annually on each of the 1st, 2nd and 3rd anniversaries of the date of grant.

On May 22, 2006 Dr. DeMesa was granted an option to purchase 27,000 common shares at $0.55 per common share vesting immediately. This option grant was in recognition of his participation in the 10% base salary deferral arrangement implemented in September 2003 and ended in May 2006. Other executive officers who participated in the 10% salary deferral arrangement received a similar (smaller) option grant.

 Dr. DeMesa was granted an option on June 27, 2006 (in respect of the financial year ended April 30, 2006) to purchase 37,500 common shares at $0.46 per common share with 9,375 options vesting immediately and 9,375 options vesting on each of June 27, 2007, June 27, 2008 and June 27, 2009. This option grant was consistent with the methodology adopted for all other executive officers and employees for the financial year ended April 30, 2006.

Compensation of Directors

Cash Compensation

With the exception of David Scott, our directors who are not executive officers receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Michael Abrams, Richard DeVries, Alistair Duncan, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit are currently compensated on the preceding basis. Pursuant to a consulting agreement entered into as part of the August 2004 MitoKor acquisition, as of March 1, 2005, Dr. Moos may also receive US$200 per consulting hour in addition to the non-executive director compensation described above. This consulting agreement expires August 30, 2007. During the financial year ended April 30, 2007 there were no consulting services rendered by Dr. Moos. For the period September 1, 2004 to February 28, 2005, Dr. Moos was compensated at a rate of US$12,500 per month pursuant to the consulting agreement and did not receive the non-executive director compensation described above.

David Scott is paid a fixed fee of $1,667 per month for his services as a director (during the period September 1, 2003 through May 15, 2006, $833 of this $1,667 per month was being deferred pursuant to a compensation deferral arrangement as part of the Company’s cash management program) and an additional $5,000 per month in his capacity as Chairman of the Company (prior to August 1, 2005 this was $6,667; as of August 1, 2005 Mr. Scott volunteered to take the reduction in his compensation as one of the cash conservation steps taken by the Company).  In May 2006 the Company elected to end the compensation deferral arrangement and during the year ended April 30, 2007 Mr. Scott was paid deferred compensation of $16,250 for the period October 1, 2004 to May 15, 2006, leaving deferred compensation of $10,833 in respect of the period September 1, 2003 through September 30, 2004 as being deferred and payable to Mr. Scott.

Total fees to non-executive directors for the year ended April 30, 2007 were $200,742 (2006: $185,040) (Mr. Scott’s deferred compensation is included in the period it was deferred, not the period it is paid).

For a discussion of Dr. DeMesa’s compensation see “Compensation of the Chief Executive Officer” above.

Equity Compensation

Stock Options

We also grant options to directors.  The purpose of granting such options is to assist us in compensating, attracting, retaining and motivating directors and to closely align the personal interests of such persons to those of the shareholders. Directors who are not executive officers or representatives of any shareholder group receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 7,500 options annually upon their re-election to the Board at our Annual General Meeting. Options granted to directors are priced at market in accordance with the terms of our stock option plans (effective September 12, 2006 all options are being granted pursuant to the 2006 stock option plan), vest upon grant and are exercisable for a term of five years.  Michael Abrams, Richard DeVries, Alistair Duncan, David Scott, Steven Gillis, Keith Schilit and Colin Mallet are currently compensated on the preceding basis. Walter Moos was granted an option to purchase 250,000 common shares on August 31, 2004 (date we completed the acquisition of MitoKor) of which 150,000 vest over three years and the remaining 100,000 may vest upon the achievement of certain milestones. Dr. Moos will be eligible to participate in the annual grant of 7,500 options upon his re-election to the Board at our September 10, 2007 Annual General Meeting.

On May 22, 2006 Mr. Scott was granted an option to purchase 6,000 common shares at $0.55 per common share vesting immediately. This option grant was in recognition of his participation in the 10% compensation deferral arrangement implemented in September 2003 and ended in May 2006.

On September 12, 2006 shareholders approved our 2006 stock option plan. Pursuant to the 2006 stock option plan the aggregate number of common shares reserved for issuance to participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding common shares (on a non-diluted basis). For additional information on the 2006 stock option plan see “SHARE OWNERSHIP – Stock Option Plans”).

Deferred Share Units

On September 12, 2006 our shareholders approved a deferred share unit plan (see “SHARE OWNERSHIP – Deferred Share Unit Plan”). Under the plan, 750,000 common shares have been reserved for issuance. A deferred share unit (DSU) represents a future right to receive, at our option, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to us.

The deferred share unit plan was designed as a long term incentive for our directors. Initially we plan to use the plan solely for directors. The Board believes that DSUs have the following primary benefits:

1. Current practice in corporate governance favors the use of DSUs over options for directors because the value of the DSUs can only be realized upon the director ceasing to serve us. This helps to ensure that directors act in the long term interests of the Company;

2. While board responsibilities have continued to increase, our directors had received no increase in compensation over the past five years. The use of DSUs as director compensation will allow us to recognize director input, while at the same time providing the Compensation Committee with an additional compensation tool, one which can be used to help retain and attract highly qualified directors and further align the  interests of directors with the interests of shareholders while conserving cash; and

3. We do not currently anticipate using DSUs to compensate officers or employees. Nevertheless, the fact that the DSU Plan, possibly with vesting provisions, can be used to compensate officers or employees provides the Compensation Committee with an additional compensation tool, one which can if required can be used to help retain and attract highly qualified individuals and further align the interests of officers and employees with the interests of shareholders while conserving cash.

On September 19, 2006, we awarded 20,000 DSUs to each of Michael Abrams, Richard DeVries, Alistair Duncan, David Scott, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit (all non management directors).

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

Mandate of the Board

The Board has adopted a written mandate, in which it has explicitly assumed responsibility for the stewardship of MIGENIX. In carrying out its mandate the Board holds at least four in person meetings annually.  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of our business and the opportunities or risks which we face from time to time. The Board held a total of 11 meetings during our financial year ended April 30, 2007.  To assist in the discharge of its responsibilities, the Board has designated three standing committees: an Audit Committee, a Compensation Committee and a Corporate Governance & Nominating Committee, as more particularly discussed below.

A copy of the Board mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Audit Committee

The Audit Committee, which held five meetings during the financial year ended April 30, 2007, consists of four members:  Alistair Duncan (the chair), Richard DeVries, Colin Mallet and Keith Schilit.  See also “ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT”. The Audit Committee operates under a charter. The Audit Committee, through its adherence to the Audit Committee charter assists the Board in fulfilling its responsibilities for our accounting and financial reporting practices by:

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

•

pre-approving all non-audit services and recommending the appointment of external auditors; and

•

reviewing and approving our hiring policies regarding personnel of our present and former external auditor.

A copy of the Audit Committee Charter can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Compensation Committee

The Compensation Committee, which held three meetings during the financial year ended April 30, 2007, consists of four members:  David Scott (the chair), Michael Abrams, Steven Gillis and Alistair Duncan.  The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers, evaluation of the CEO’s performance, compensation of directors, and for reviewing and making recommendations with respect to compensation policies and programs generally, including the granting of options under our incentive stock option plans.

A copy of the Compensation Committee’s mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee, which held three meetings during the financial year ended April 30, 2007, consists of three members:  Richard DeVries (became chair March 12, 2007), Colin Mallet (former chair) and David Scott. The Corporate Governance & Nominating Committee is responsible for reviewing and making recommendations on director nominees, the size and composition of the Board and standing committees of the Board, and for reviewing corporate governance matters. In making its recommendations to the Board on director nominees and the size of the Board, the Committee reviews the skills and competencies needed to complement those possessed by the current Board, and identifies candidates whose profiles match these needs. The committee has the mandate to ensure that we maintain a high standard of corporate governance. The committee monitors current corporate governance best practice, and recommends and monitors our approach to corporate governance.

A copy of the Compensation Corporate Governance & Nominating Committee’s mandate can be found on our web site at www.migenix.com or a copy can be requested by calling (800) 665-1968 ext 241.

EMPLOYEES

As of April 30, 2007, we employed 32 (2006: 28; 2005: 40) persons full time of which 26.5 (2006: 23; 2005: 38) work primarily in our Vancouver, British Columbia, Canada location, 4.5 (2006: 2; 2005: 2) work in our San Diego, California, USA location and 1 (2006: 3; 2005: nil) work from other locations in the United States. Of this work force, 16 (2006: 11; 2005: 20) employees are engaged in or directly support research and development activities, 7.5 (2006: 9; 2005: 9) employees are engaged in clinical development and manufacturing activities, and 8.5 (2006: 8; 2005: 11) are engaged in business development, finance, human resources, investor relations and information technology activities.

All employees execute confidentiality agreements and assignment of intellectual property rights with us.  To supplement our in-house expertise, we retain consultants in a number of areas, including medicine, clinical and regulatory affairs, manufacturing, marketing and investor relations.

None of our employees are governed by a collective bargaining agreement.

SHARE OWNERSHIP

The following table sets forth as of July 27, 2007 the number of common shares, preferred shares and options to purchase common shares beneficially owned by the individuals who served as (i) directors as at April 30, 2007; (ii) our Chief Executive Officer and Chief Financial Officer during the financial year ended April 30, 2007; and (iii) our three other most highly paid executive officers whose total salary and bonus was $150,000 or more for the financial year ended April 30, 2007 (all dollar amounts are Canadian dollars):

Name	Shares Owned		Options to Purchase Common Shares Held
	Number/Class	Percent	Number	Exercise Price	Expiry Date(1)

David Scott(2)	100,000 common	0.11%	7,500 7,500 7,500 7,500 6,000 7,500	$0.95 $0.55 $0.89 $0.40 $0.55 $0.61	September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010 May 21, 2011 September 18,2011
James M. DeMesa	95,000 common	0.10%	562,503 75,000 35,000 52,500 200,000 27,000 37,500 125,000	$1.59 $0.79 $1.79 $1.20 $0.50 $0.55 $0.46 $0.67	October 31, 2009 August 31, 2011 June 1, 2011 June 13, 2012 May 16, 2013 May 21, 2011 June 26, 2014 June 11, 2015
Michael J. Abrams(2)	21,000 common	0.02%	40,000	$0.61	September 18, 2011
Richard W. DeVries(2)	4,725,400 common	5.00%	40,000 7,500	$0.40 $0.61	September 5, 2010 September 18, 2011
Alistair Duncan(2)	2,500 common	0.00%	40,000 7,500 7,500	$0.89 $0.40 $0.61	September 7, 2009 September 5, 2010 September 18, 2011
Steven Gillis(2)	10,000 common	0.01%	7,500 7,500 7,500 7,500 7,500	$0.95 $0.55 $0.89 $0.40 $0.61	September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010 September 18, 2011
Colin R. Mallet(2)	40,000 common	0.04%	7,500 7,500 7,500 7,500 7,500	$0.95 $0.55 $0.89 $0.40 $0.61	September 11, 2007 September 8, 2008 September 7, 2009 September 5, 2010 September 18, 2011

Walter Moos(2)	95,955 common 66,000 Series E preferred	0.10% 1.65%	250,000	$1.07	August 31, 2012
W. Keith Schilit(2)	10,000 common	0.01%	40,000 7,500 7,500	$0.76 $0.40 $0.61	November 14, 2009 September 5, 2010 September 18, 2011
Arthur J. Ayres(3)	75,450 common	0.08%	12,500 7,500 48,750 15,000 15,000 30,000 200,000 11,000 15,000 62,500	$5.45 $5.28 $0.89 $1.79 $1.20 $0.38 $0.43 $0.55 $0.46 $0.67	January 26, 2009 January 26, 2010 March 27, 2010 June 1, 2011 June 13, 2012 June 14, 2013 March 22, 2014 May 21, 2011 June 26, 2014 June 11, 2015
Jacob Clement	35,000 common	0.04%	300,000 13,500 18,000 30,000 20,000 6,000 37,500	$0.92 $1.79 $1.20 $0.38 $0.55 $0.46 $0.67	August 11, 2010 June 1, 2011 June 13, 2012 June 14, 2013 May 21, 2011 June 26, 2014 June 11, 2015
AnnKatrin Petersen-Jappelli	Nil common	nil%	100,000 62,500	$0.43 $0.67	April 30, 2014 June 11, 2015
William D. Milligan	20,100 common	0.02%	150,000 15,000 15,000 30,000 14,000 15,000 37,500	$0.85 $1.79 $1.20 $0.38 $0.55 $0.46 $0.67	March 31, 2010 June 1, 2011 June 13, 2012 June 14, 2013 May 21, 2011 June 26, 2014 June 11, 2015

(1) Each tranche of the option expires five years after the date vested.  The expiry date in this table is the expiry date of the last tranche vested.

(2) Each non-management director currently holds 20,000 deferred share units (see “Deferred Share Unit Plan” below)

(3) Mr. Ayres also holds warrants to purchase 10,000 common shares at $0.55 per common share, expiring on May 31, 2008.

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

We have three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members.

As at July 27, 2007, we had outstanding stock options to purchase 4,627,803 common shares and can grant options to purchase an additional 2,658,872 common shares, for a total of 7,286,675 common shares issuable pursuant to our stock option plans described below.  Options are generally non-transferable.

2006 Stock Option Plan (the “2006 Stock Option Plan”)

The 2006 Stock Option Plan was approved by the shareholders on September 12, 2006.  All future options granted by us will be made under the 2006 Stock Option Plan.  Any common shares that become available for the granting of new options under the 1996 Stock Option Plan (see below) and the 2000 Stock Option Plan (see below) are to be transferred to the 2006 Stock Option Plan.  The number of common shares reserved for issuance under the 1996 Stock Option Plan and the 2000 Stock Option Plan transferred to the 2006 Stock Option Plan during the period September 12, 2006 to April 30, 2007 was 121,250 and 1,201,373 respectively.  In addition to the transfers from the 1996 and 2000 Stock Option Plans, a further 2,000,000 common shares have been reserved for the granting of new options under the 2006 Stock Option Plan.  No options have been exercised pursuant to the 2006 Stock Option Plan. As at July 27, 2007, there are stock options for the purchase of 793,675 common shares outstanding pursuant to the 2006 Stock Option Plan and 2,658,872 common shares are available for future option grants.

The following is a description of the material terms of the 2006 Stock Option Plan:

Eligible Participants.  Under the 2006 Stock Option Plan, the Board may, at any time, appoint a committee (the “Committee”) to oversee the administration of the 2006 Stock Option Plan.  The 2006 Stock Option Plan will authorize the Committee to grant options to purchase common shares to any director, officer, employee or any individual, company or other person (a “Consultant”) engaged to provide ongoing valuable services to us (each an “Eligible Person” and each Eligible Person to whom options are granted being a “Participant”).

Maximum Grant to Insiders. The aggregate number of common shares (i) issuable at any time to Participants that are insiders; and (ii) issued to Participants that are insiders within any one year period, pursuant to the 2006 Stock Option Plan or when combined with all other security based share compensation arrangements, shall not exceed 10% of the total number of outstanding common shares (on a non-diluted basis).

Maximum Grant to Any One Participant.  The aggregate number of common shares reserved for issuance, at any time, to any one Participant within any one year period, pursuant to the 2006 Stock Option Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares (on a non-diluted basis).  In addition, the aggregate number of common shares reserved for issuance to Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding common shares (on a non-diluted basis).

Exercise Price.  The Committee shall fix the exercise price per Common Share but under no circumstances shall any exercise price be less than the “Market Price”.  “Market Price” is calculated as, at the election of the Committee, either the volume weighted average Canadian dollar trading price of our common shares on the Toronto Stock Exchange for the five trading days prior to the grant date or the volume weighted average United States dollar trading price of the common shares on the Nasdaq National Market or the Nasdaq Small Cap Market or the American Stock Exchange for the five days prior to the grant date.

Vesting. The 2006 Stock Option Plan authorizes the Committee to determine the time or times when options will vest.  Except as determined from time to time by the Committee, all options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance).

Term of Options.  Excluding as set out under Causes of Cessation below, the term of options granted under the 2006 Stock Option Plan will be determined by the Committee and specified in the option agreement pursuant to which an option is granted, provided that such date may not be later than the latest date permitted under the applicable rules and regulations of all regulatory authorities to which we are subject, including the Toronto Stock Exchange.

Causes of Cessation.

Under the 2006 Stock Option Plan options expire automatically at the end of their term (see “Term of Options” above), or in the event a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the Participant’s option(s) shall expire at such period of time after the date on which the Participant ceases to be an Eligible Person as may be specified by the Committee, which date, in the case of a director, officer, employee or Consultant, shall not exceed ninety days following the date of termination of the Participant’s directorship, active employment or active engagement, as applicable, specifically without regard to any period of reasonable notice or any salary continuance, unless the Committee otherwise determines, and which period will be specified in the option agreement with the Participant with respect to such option(s).

In the event of the termination of the Participant as a director, officer, employee or Consultant for cause, options shall expire on the date of notice of such termination, specifically without regard to any period of reasonable notice or any salary continuance.

In the event of the death of a Participant prior to (a) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, specifically without regard to any period of reasonable notice or any salary continuance); or (b) the date which is the number of days after the date on which the Participant ceases to be an Eligible Person as specified by the Committee and in the option agreement with the Participant, the Participant’s options shall expire on the date which is one year after the date of death of such Participant or such other date as may be specified by the Committee and which period will be specified in the option agreement with the Participant with respect to such option.

Notwithstanding the above, when an interval of time occurs where we have determined that one or more Participants may not trade any of our securities because they may be in possession of confidential information (a “Blackout Period”), option(s) held by such a Participant or Participants which would, by their terms, expire during a Blackout Period or within nine business days following the end of a Blackout Period, shall expire on the date that is ten days following the end of the Blackout Period.

Assignability.  Options granted under the 2006 Stock Option Plan are non-transferable and non-assignable to anyone other than to: (a) a trustee, custodian, or administrator acting on behalf of, or for the benefit of an Eligible Person; (b) an entity controlled by an Eligible Person; or (c) a registered retirement savings plan or a registered retirement income fund of an Eligible Person.

Procedure for Amending.  Subject to certain limitations, the Committee shall have the right at any time to amend the 2006 Stock Option Plan or any option agreement under the 2006 Stock Option Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions or amendments to the expiry of options that do not extend past the original date of expiration.

Financial Assistance.  We do not intend to provide financial assistance to Participants to facilitate the purchase of common shares upon the exercise of options granted under the 2006 Stock Option Plan.

Other Material Information.  Under the 2006 Stock Option Plan, in the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results or could potentially result in a change of control, the Committee may: (a) determine the manner in which all unexercised option rights granted under the 2006 Stock Option Plan will be treated; or (b) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the common shares are changed or are convertible or exchangeable, on a basis proportionate to the number of common shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom such option has been granted at least 30 days written notice of its intention to commute such option, and during such period of notice, the option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option shall lapse and be cancelled.

2000 Stock Option Plan (the “2000 Stock Option Plan”)

The 2000 Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Stock Option Plan was amended at our 2002 Annual General Meeting to make available 4,000,000 common shares reserved for issuance.

With the approval of the 2006 Stock Option Plan on September 12, 2006, no new options are being granted under the 2000 Stock Option Plan. As of September 12, 2006 any common shares that become available for the granting of new options (i.e. options that expire unexercised) under the 2000 Stock Option Plan are to be transferred to the 2006 Stock Option Plan. During the period September 12, 2006 to April 30, 2007 1,201,373 common shares reserved for issuance under the 2000 Stock Option Plan were transferred to the 2006 Stock Option Plan. As at July 27, 2007, there are stock options for the purchase of 2,714,253 common shares outstanding pursuant to the 2000 Stock Option Plan.

Payment of the exercise price of an option may be made in full by cash, bank draft, certified cheque or other consideration approved by the Committee.

1996 Stock Option Plan (the “1996 Stock Option Plan”)

The 1996 Stock Option Plan was adopted by us on February 9, 1996 and was ratified by our shareholders on October 24, 1996.  The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002.  Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the board of directors authorized the resumption of granting of options under the 1996 Stock Option Plan but only to the extent that previously granted options had expired unexercised.  Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. Options granted before the termination of the 1996 Stock Option Plan can be exercised up to their expiry date. The number of common shares that can be purchased under the 1996 Plan pursuant to options outstanding as of July 27, 2007 is 1,119,875.

With the approval of the 2006 Stock Option Plan any common shares pursuant to options that expire unexercised under the 1996 Stock Option Plan on or after September 12, 2006, are to be transferred to the 2006 Stock Option Plan. During the period September 12, 2006 to April 30, 2007 121,250 common shares reserved for issuance under the 1996 Stock Option Plan were transferred to the 2006 Stock Option Plan.

Payment of the exercise price of an option may be made by cash, certified cheque or bank draft.  The 1996 Stock Option Plan does not provide for any financial assistance to be provided to any optionee to facilitate the purchase of common shares.

Deferred Share Unit Plan

On August 1, 2006, the Board approved the adoption of the MIGENIX Deferred Share Unit Plan (the “DSU Plan”), subject to approval by the Toronto Stock Exchange and our shareholders.  The DSU Plan became effective with shareholder approval on September 12, 2006.

A Deferred Share Unit (a “DSU”) represents a future right to receive one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to us. The DSU Plan permits us to pay compensation to directors, officers or employees designated by us (“Eligible Participants”) on a deferred basis through the award of DSUs.  Each DSU awarded is initially equal to the fair market value of a common share at the time the DSU is awarded (fair market value based on closing price of the common shares on the relevant date). The value of the DSU increases or decreases as the price of our common shares increases or decreases, thus promoting alignment of the interests of the DSU Plan participants with shareholders. Under the DSU Plan the DSUs are to be settled following the participant’s retirement, death or the participant otherwise ceasing to provide services to us. We will settle the DSUs by issuing the equivalent value in the common shares and/or payment of cash. Except as otherwise provided for in the DSU Plan, the Compensation Committee (“Compensation Committee”) is responsible for the administration of the DSU Plan.

Subject to amendment provisions, unless increased with shareholder approval the maximum number of common shares in respect of which DSUs may be settled is 750,000.  Pursuant to the terms of the DSU Plan, the number of common shares issuable in respect of outstanding DSUs at any time shall not exceed the number of common shares reserved under the DSU Plan less any common shares that have been issued under the DSU Plan.

At July 27, 2007 there were 160,000 DSUs outstanding.

The following is a summary of the material terms of the DSU Plan:

Eligible Participants.  Under the DSU Plan, the Board may, in its sole discretion, designate any director, officer or employee of the Company as an Eligible Participant.

Awards of Deferred Share Units.  The Compensation Committee may, subject to board approval and certain limitations contained in the DSU Plan, award DSUs to Eligible Participants. DSUs will be credited to an account maintained for each Eligible Participant on the basis of one DSU per common share as at the date of grant.

Settlement of Deferred Share Units.  Upon death or termination of services, an Eligible Participant will receive payment (a “Settlement Amount”) for the DSUs in cash or common shares, or any combination of cash or common shares, to be determined by the Compensation Committee in its sole discretion.  Payment for the DSUs shall be calculated by multiplying the number of DSUs in an Eligible Participant’s account by the market value of the common shares, net of any applicable withholding taxes.  If an Eligible Participant is terminated for cause, all DSUs credited to such Eligible Person’s account shall be forfeited.

Payments of Settlement Amounts in cash and cancellation of DSUs will not reduce the number of common shares reserved for issuance under the DSU Plan.  The total number of common shares available for issuance under the DSU Plan will only be reduced by the number of common shares issued to pay Settlement Amounts.

Maximum Grant to Insiders. The aggregate number of common shares reserved for issuance upon settlement, at any time, to any Eligible Participant pursuant to the DSU Plan that are insiders (as a group) and issued to Eligible Participants that are insiders (as a group) within any one year period, pursuant to the DSU Plan or when combined with all other security based share compensation arrangements, shall not exceed 10% of the total number of outstanding common shares (on a non-diluted basis).

Maximum Grant to Any One Participant.  The aggregate number of common shares reserved for issuance upon settlement, at any time, to any one Eligible Participant within any one year period, pursuant to the DSU Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding common shares (on a non-diluted basis).  In addition, the aggregate number of common shares reserved for issuance to Eligible Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding common shares (on a non-diluted basis).

Transferability. An Eligible Participant may not assign any DSUs without the written consent of the Compensation Committee, except that in the event of the death of the Eligible Participant, the legal representatives of the Eligible Participant will be entitled to receive the amount of payment otherwise payable to the Eligible Participant.

Vesting.  Under the DSU Plan, the Compensation Committee may, subject to board approval, determine the time or times when DSUs will vest.

Procedure for Amending.  Subject to certain limitations, the Compensation Committee shall have the right at any time to amend the DSU Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange) and amendments to vesting provisions, if any.

Other Material Information.  Under the DSU Plan, in the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution of the Company’s assets to shareholders, or any other change in the capital of the Company affecting the common shares, we will make, with respect to the number of DSUs outstanding under the DSU Plan, any proportionate adjustments as it considers appropriate to reflect that change.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

At the close of business on July 27, 2007, 94,463,806 common shares without par value of our capital stock were issued and outstanding, each such share carrying the right to one vote.  There are no other classes of voting securities outstanding.

MAJOR SHAREHOLDERS

We are a publicly-owned corporation, the common shares of which are owned by Canadian residents, United States residents, and residents of other countries. We are not owned or controlled, directly or indirectly, by another corporation or any foreign government.

There are no known arrangements, the operation of which, may at a subsequent date result in a change in control.

To our knowledge, the following discloses the only group which exercises control or direction over common shares carrying more than 5% of the votes attached to our outstanding common shares as of July 27, 2007:

Name	Designation of Class	Number of Securities Over Which Control or Direction Exercised	Percentage of Class (3)
BVF Partners, L.P. and related investment funds	common shares	8,200,000 (1)	8.7%
Richard DeVries	common shares	4,725,400(2)	5.0%

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

In May 2006 the BVF investment funds participated in our $8.8 million financing relating to a portion of the future royalties from our license agreements with Cadence Pharmaceuticals (see “ITEM #5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) and received 12,130 convertible royalty participation units. The convertible royalty participation units contain features whereby we or the unit holders may elect to convert the units into our common shares (see “ITEM #5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Outstanding Share Data”). Each unit is initially convertible into 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders. If the BVF investment funds elect to convert their 12,130 units as of July 27, 2007 they would receive 7,278,000 common shares.

If the warrants and convertible royalty participation units described above were fully exercised, the BVF investment funds would beneficially own 16.0% of our issued and outstanding common shares based on the July 27, 2007 outstanding shares plus the maximum number of shares that could be issued to the BVF investment funds on the exercise of all their warrants and convertible royalty participation units.

(2)  Richard DeVries became a director and insider upon his election our Board on September 6, 2005 and accordingly commenced filing insider reports. As of September 6, 2006 Mr DeVries and companies which he owns, exercised control or direction over held 4,650,400 of our outstanding common shares (6.16% of our outstanding shares at that time). Between September 6, 2005 and July 27, 2007 this position was increased by 75,000 common shares to 4,725,400 common shares through purchases on the Toronto Stock Exchange.

(3)  Based on 94,463,806 issued and outstanding common shares on July 27, 2007.

The percentage holdings of the BVF investment funds have decreased as a result of subsequent financings and other equity issuances.

Neither the BVF investment funds nor Richard DeVries have voting rights different than other holders of our common shares.

According to information provided by our registrar and transfer agent, as of July 27, 2007, we had 160 United States stockholders of record who held in the aggregate 18,371,258 common shares representing approximately 19.45% of the common shares outstanding at that date. We believe we have approximately 700 beneficial owners of our common shares in the United States.  This belief is based on the registered stockholder list as of July 27, 2007 and the number of proxy statements and annual reports required by US intermediaries, for our Annual General Meeting held on September 12, 2006.

The following table provides as of July 27, 2007 the number of United States stockholders of record for each series of our non-voting, convertible, redeemable preferred shares and the portion of the series held by United States stockholders:

	Number of United States Stockholders	Percentage of Series Held by United States Stockholders
Series A	1	100%
Series B	1	100%
Series D	Nil	0%
Series E	155	89.3%

RELATED PARTY TRANSACTIONS

Except as otherwise discussed below, in “ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES – COMPENSATION” and “MAJOR SHAREHOLDERS” above, no director or member of senior management of MIGENIX or major shareholder (as disclosed under the heading “MAJOR SHAREHOLDERS” above), or associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction with us within the period May 1, 2006 to July 27, 2007 or in any proposed transaction which has materially affected or will materially affect us.  Additionally there have been no loans during the period May 1, 2006 to July 27, 2007 to any of the aforementioned parties by us.

Biotechnology Value Fund, a major shareholder as disclosed under the heading “MAJOR SHAREHOLDERS” above participated in our May 2006 financing purchasing 41% of the financing. The terms of the financing were negotiated by us, our agent and our legal counsel with Biotechnology Value Fund and their legal counsel.

During the year ended April 30, 2007, we incurred legal fees of $0.6 million (2006: $0.6 million; 2005: $0.6 million) inclusive of sales taxes, payable to a law firm where the Secretary is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2007, is $0.1 million (2006: $0.3 million) owed to this law firm.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18. Financial Statements” for our consolidated financial statements for the year ended April 30, 2007.

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

SIGNIFICANT CHANGES

There have been no significant changes since the April 30, 2007 consolidated financial statements except as otherwise disclosed in this annual report, including:

▪

We received notice pursuant to the Material Transfer and Option agreement with Schering-Plough Corporation (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Drug Development Programs – Anti-infectives – Celgosivir: Treatment of Chronic Hepatitis C Virus Infections – Phase II Combination Therapy Study (non-responder and partial responder patients)”) that Schering will not enter into a second period of exclusivity to negotiate the terms of a license agreement for our Hepatitis C Virus product, celgosivir.

ITEM 9.   THE OFFER AND LISTING

Markets

Our common shares trade on the Toronto Stock Exchange (“TSX”), having the trading symbol “MGI” and ISIN # CA 59861R1047 and trade in the United States over-the-counter (pink sheets), under the trading symbol “MGIFF”. Our common shares also trade in Germany on the Berlin, Frankfurt and Xetra exchanges.

Offer and Listing Details

Principal Non-United States Trading Market

The following table sets forth the volume of trading on the TSX, together with high and low market prices (Canadian dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (Canadian dollars)
		High	Low
Five most recent financial years ended April 30:
2003	18,494,866	$1.23	$0.58
2004	39,452,958	$1.85	$0.45
2005	16,415,800	$1.25	$0.51
2006	21,043,443	$0.63	$0.31
2007	28,807,568	$0.89	$0.39

Two most recent financial years and any subsequent period for quarter ended:
July 31, 2005	7,365,771	$0.63	$0.31
October 31, 2005	5,414,904	$0.45	$0.32
January 31, 2006	4,020,709	$0.46	$0.37
April 30, 2006	4,242,059	$0.48	$0.39
July 31, 2006	3,379,614	$0.78	$0.39
October 31, 2006	4,435,820	$0.66	$0.43
January 31, 2007	13,824,546	$0.74	$0.43
April 30, 2007	7,167,588	$0.89	$0.57
Six most recent months:
January 2007	4,645,226	$0.73	$0.50
February 2007	1,638,187	$0.81	$0.60
March 2007	1,596,127	$0.72	$0.57
April 2007	3,933,274	$0.89	$0.66
May 2007	2,260,804	$0.80	$0.59
June 2007	3,363,152	$0.75	$0.40
July 1 – 27, 2007	1,282,716	$0.55	$0.40

The closing price of our common shares on the TSX as of July 27, 2007 was $0.52.

Principal United States Trading Market

The following table sets forth the volume of trading on the over-the-counter market (pink sheets) in the United States, together with high and low market prices (US dollars) of our common shares for the periods indicated therein:

Period	Volume	Market Prices (United States dollars)
		High	Low
Five most recent financial years ended April 30:
2003	381,500	$0.70	$0.41
2004	964,427	$0.94	$0.32
2005	796,669	$0.94	$0.44
2006	1,552,934	$0.42	$0.25
2007	1,088,358	$0.81	$0.37
Two most recent financial years and any subsequent period for quarter ended:
July 31, 2005	313,090	$0.40	$0.25
October 31, 2005	652,310	$0.39	$0.28
January 31, 2006	385,438	$0.38	$0.32
April 30, 2006	202,096	$0.42	$0.33
July 31, 2006	201,927	$0.58	$0.37
October 31, 2006	412,548	$0.60	$0.37
January 31, 2007	340,015	$0.81	$0.42
April 30, 2007	133,868	$0.74	$0.51
Six most recent months:
January 2007	151,836	$0.60	$0.42
February 2007	25,700	$0.62	$0.54
March 2007	21,268	$0.58	$0.51
April 2007	86,900	$0.74	$0.63
May 2007	133,898	$0.67	$0.25
June 2007	36,800	$0.66	$0.41
July 1 – 27, 2007	25,096	$0.53	$0.44

The last closing price of our common shares as of July 27, 2007 on the Pink Sheets was US$0.5035.

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

e)

if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares.

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

The following summary of the characteristics and terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan. A copy of the Rights Plan was filed as an exhibit to our April 30, 2006 annual report on Form 20-Fand can also be obtained by contacting us at 800–665-1968, ext. 233.

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

()

the bid must be made to all shareholders wherever resident or registered on the books of the Company on identical terms;

()

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

(1)

Asset Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.) dated May 20, 2002 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Technology Licenses and Research Collaborations – Ardea BioSciences, Inc.”).

(2)

Stock Purchase Agreement with Ardea BioSciences, Inc. (formerly IntraBiotics Pharmaceuticals Inc.)_dated May 20, 2002 in respect of 750,000 Series A Preferred Shares issued in connection with Material Contract 1.

(3)

Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Technology Licenses and Research Collaborations – BioSource Pharm, Inc.”).

(4)

Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002 in respect of 1,000,000 Series B Preferred Shares issued in connection with Material Contract 3.

(5)

License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Technology Licenses and Research Collaborations – Virogen Limited.”).

(6)

Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued in connection with Material Contract 5.

(7)

Agreement and Plan of Merger and Reorganization with MitoKor, Inc. dated April 15, 2004 (see “ITEM 4. INFORMATION ON THE COMPANY – HISTORY AND DEVELOPMENT OF THE COMPANY”).

(8)

Exchange and Escrow Agreement in relation to Material Contract 7 and the 4,000,000 Series E Preferred Shares issued in connection with Material Contract 7.

(9)

Collaboration and License Agreement with Cadence Pharmaceutical, Inc (formerly Strata Pharmaceuticals, Inc.) dated August 2, 2004 for the co-development and commercialization of MX-226 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Development and Commercialization Agreements – Cadence Pharmaceuticals, Inc.”).

(10)

License Agreement with Washington University dated March 21, 2005 (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Technology Licenses and Research Collaborations – Washington University”).

(11)

Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401(see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”).

(12)

Warrant Indenture with Pacific Corporate Trust Company dated May 31, 2005 in connection with May 31, 2005 financing (see “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS –.Outstanding Share Data”).

(13)

Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for celgosivir (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Drug Development Programs – Anti-infectives – Celgosivir: Treatment of Chronic Hepatitis C Virus Infections – Phase II Combination Therapy Study (non-responder and partial responder patients)” and “ITEM 8. FINANCIAL INFORMATION – SIGNIFICANT CHANGES”).

(14)

Amended and Restated Shareholder Rights Plan dated August 5, 2005 between us and Pacific Corporate Trust Company (see “Shareholder Rights Plan” above).

(15)

Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications (see “ITEM 4. INFORMATION ON THE COMPANY – BUSINES OVERVIEW – Development and Commercialization Agreements – Cutanea Life Sciences, Inc.”).

(16)

Purchase Agreement dated May 3, 2006 with Biotechnology Value Fund, L.P. and other accredited investors relating to a portion of the future royalties from the Cadence (Material Contract 9) and Cutanea (Material Contract 15) license agreements raising $8.8 million for us. See Material Contracts 17 and 18 for related agreements and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) for description of this transaction.

(17)

Trust Indenture dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 16 above).

(18)

Security Agreement dated May 3, 2006 with Computershare Trust Company, Inc. (see Material Contract 16 above).

(19)

Underwriting Agreement dated November 21, 2006 with Canaccord Capital Corporation and Letter Amendment of the Underwriting Agreement dated December 1, 2006 in respect of $11.6 million financing completed in December 2006. See Material Contract 20 for related agreement and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS – LIQUIDITY AND CAPITAL RESOURCES”) for description of this financing.

(20)

Warrant Indenture dated December 6, 2006 with Pacific Corporate Trust Company (see Material Contract 19 above).

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

The ICA requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the ICA (a “non-Canadian”) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada.  The current threshold level for non-Canadians who are World Trade Organization investors (as defined in the ICA) is $281,000,000 (in 2007).  This amount is subject to an annual adjustment on the basis of a prescribed formula in the ICA to reflect inflation and real growth within Canada. In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on business in Canada; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.  An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA.  However, under the ICA, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are acquired by a non-Canadian person or entity.  An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control.  An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares.  Certain transactions relating to the acquisition of common shares would be exempt from review from the ICA, including:

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

In addition, if less than a majority of voting interests of a Canadian corporation are owned by Canadians, the acquisition of control of any other Canadian corporation by such corporation may be subject to review unless it can be established that the corporation is not in fact controlled through the non-Canadian ownership of its voting interests and that two-thirds of the members of the board of directors of the corporation are Canadians.

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

Reduced Tax Rates for Certain Dividends

For taxable years beginning before January 1, 2011, a dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below),

(b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Common Shares will not be entitled to receive such dividend).

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) we are eligible for the benefits of the Canada-U.S. Tax Convention, or (b) the Common Shares are readily tradable on an established securities market in the U.S.  However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a “passive foreign investment company” (as defined below) for the taxable year during which we pay a dividend or for the preceding taxable year.  In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.

As discussed below, we believe that we were a “passive foreign investment company” for the taxable year ended April 30, 2007.  Based on current business plans and projections, we believe that there is a significant possibility that we will be a “passive foreign investment company” for the taxable year ending April 30, 2008.  (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  There can be no assurance that the IRS will not challenge the determination made by us concerning our “passive foreign investment company” status or that we will not be a “passive foreign investment company” for the current or any future taxable year.  Accordingly, there can be no assurances that we will be a QFC for the current or any future taxable year, or that we will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

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

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Subject to the passive foreign investment company rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.   (See more detailed discussion at “Foreign Tax Credit” below).

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

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  In addition, this limitation is calculated separately with respect to specific categories of income.  Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive income.”  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

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

We do not believe that we have previously been, or currently are a CFC.  However, there can be no assurance that we will not be a CFC for the current or any future taxable year.

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

We believe that we were a PFIC for the taxable year ended April 30, 2007.  Whether we will be a PFIC for the taxable year ending April 30, 2008 depends on our assets and income over the course of the taxable year ending April 30, 2008 and, as a result, cannot be predicted with certainty as of the date of this Annual Report.  In addition, there can be no assurance that the IRS will not challenge our determination concerning our PFIC status or that we will not be a PFIC for the current or any future taxable year.

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

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any excess distribution paid on the Common Shares, must be rateably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Class Common Shares (other than years prior to the first taxable year of the Company during such Non-Electing U.S. Holder’s holding period and beginning after December 31, 1986 for which we was not a PFIC) will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.  Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.  The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the Common Shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year.

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

Interest Rate and Credit Risk

At April 30, 2007 we had $2,387,025 (April 30, 2006: $4,607,918) in cash equivalents (maturities 3 months or less at time of purchase) and $12,365,352 (April 30, 2006: $3,642,023) in short-term investments (maturities greater than 3 months at time of purchase).  A fundamental objective of our investment policy is the protection of principal, and accordingly we invest in high grade liquid commercial paper and government securities with varying maturities, not exceeding three years, selected with respect to the expected timing of expenditures to fund operations and prevailing and expected interest rates. We purchased such investments for investment purposes only and not for trading or speculative purposes. The weighted average interest rate at April 30, 2007 for the cash equivalents was 4.1% and the weighted average interest rate for the short-term investments was 4.2% with maturities to October 23, 2007.  These cash equivalents and short term investments are highly liquid and as such, we have the ability to sell the investments before maturity if necessary.  However, it is our intent to (and we have the ability to) hold these investments to maturity.  We monitor the credit ratings of our investments on a monthly basis. As such we do not believe we have a material exposure to interest rate or credit risk.

Foreign Currency Risk

We operate internationally, however the majority of our expenditures are in Canadian or United States dollars.  The majority (98% at April 30, 2007) of our cash, cash equivalents and short term investments are maintained in Canadian dollars.  As at April 30, 2007; (i) $238,358 (US$215,619) of our cash and cash equivalents, (ii) $170,662 (US$153,736) of our amounts receivable and (iii) $615,838 (US$554,759) of our accounts payable and accrued liabilities were denominated in United States dollars.  Our United States dollar denominated funds are used to fund our ongoing United States dollar denominated expenditures (primarily clinical development costs and the U.S. operations).  We incurred a foreign exchange gain of $16,963 for the year ended April 30, 2007 (see “ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS – OPERATING RESULTS - Other Income and Expenses”).  As at April 30, 2006; (i) $728,248 (US$651,385) of our cash and cash equivalents, (ii) $51,542 (US$46,102) of our amounts receivable and (iii) $805,241 (US$720,251) of our accounts payable and accrued liabilities were denominated in United States dollars.  Due to our net United States dollar working capital position in Fiscal 2006 and the increasing value of the Canadian dollar as compared to the United States dollar, we incurred a foreign exchange loss of $18,101 for the year ended April 30, 2006 (see “Item 5, Operating and Financial Review and Prospects – Other Income and Expenses”). During the year ended April 30, 2007, our net United States dollar denominated expenditures were approximately US$3.2 million (April 30, 2006: US$3.1 million) net of United States dollar cash receipts.  Had the average value of the Canadian dollar declined by ten percent compared to the United States dollar, our net loss would have increased by approximately $0.3 million (April 30, 2006: $0.3 million).

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T – CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of our disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation the CEO and the CFO have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

As of April 30, 2007, management evaluated the design of our internal control over financial reporting as defined under MI 52-109 for Canadian reporting requirements and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by us did not result in adjustments to any of our annual consolidated financial statements.

As a small organization, similar to other small organizations, our finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties.  Specifically, certain financial personnel have incompatible duties that allowed for the creation, review and processing of certain financial data without independent review and authorization.  We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company.  The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding employees to segregate duties.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As this report is required for U.S. reporting purposes, we are a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and we are a “non-accelerated filer”, we are not required to provide management’s evaluation of internal controls over financial reporting for the year ended April 30, 2007 or an auditor’s attestation report on internal control over financial reporting for the year ended April 30, 2007.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this annual report on Form 20-F, no changes occurred in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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

integrity and honesty;

•

compliance with laws and regulations;

•

corporate opportunities and conflicts of interest;

•

the quality of public disclosures;

•

the protection and appropriate use of our properties;

•

the protection of confidential information and property;

•

fair behaviour;

•

guidance and support for complying with the code of ethics; and

•

anonymous reporting hotline for confidential reporting of any concerns.

A copy of our code of ethics is filed as an exhibit to this Annual Report.  Additionally, all interested investors may acquire a copy of our code of ethics free of charge by request (also posted in the Corporate Governance section of our corporate website www.migenix.com). There have been no waivers to the code of ethics since its adoption.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has acted as our auditors since October 28, 1994. The aggregate fees billed for professional services rendered by Ernst & Young LLP for the financial years ended April 30, 2007 and 2006 are as follows:

	April 30, 2007	April 30, 2006
Audit Fees	$108,000	$75,380
Audit-Related Fees	$Nil	$Nil
Tax Fees	$15,800	$13,975
All Other Fees	$103,500	$46,500

Audit Fees

Audit Fees were for professional services rendered by Ernst & Young LLP for the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and the review of our Form 20-F.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services.

All Other Fees

All other fees were for services in connection with prospectus offerings and the review of other regulatory submissions.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities of the Company on behalf of the issuer or any affiliated purchasers.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Registrant has elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with CDN GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as referred to in Note 19 to the financial statements.

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

MIGENIX Inc.

Dated:	August 1, 2007	By:	“James M. DeMesa”
James M. DeMesa
President and Chief Executive Officer

Dated:	August 1, 2007	By:	“Arthur J. Ayres”
Arthur J. Ayres
Senior Vice President Finance, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
1.1	Articles as amended September 8, 2004*	(7)
2.1	Intentionally omitted
2.2	Amended and Restated Shareholder Rights Plan dated August 5, 2005 between the Company and Pacific Corporate Trust Company.	(9)
4.1	Premises License Agreement dated March 7, 1995 between the Company and B.C. Research Inc.	(1)
4.2	License Agreement dated October 19, 1995 between the Company and The University of British Columbia	(1)
4.3	1996 Incentive Stock Option Plan effective February 9, 1996	(2)
4.4	Intentionally omitted
4.5	Micrologix 2000 Incentive Stock Option Plan effective July 31, 2000.	(4)
4.6	Amended Collaborative Research and License Agreement with BioSource Pharm, Inc. dated May 17, 2002*	(5)
4.7	Stock Purchase Agreement with BioSource Pharm, Inc. dated May 20, 2002*	(5)
4.8	Asset Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.9	Stock Purchase Agreement with IntraBiotics Pharmaceuticals Inc. dated May 20, 2002*	(5)
4.10	Intentionally omitted
4.11	Intentionally omitted	(5)
4.12	Executive Employment Agreement with James M. DeMesa dated as of October 1, 2001	(5)
4.13	License Agreement dated February 2, 2004 with Virogen Limited in respect of the acquisition of the Celgosivir drug development program.*	(7)

4.14	Intentionally omitted	(6)
4.15	First amendment (January 31, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.16	Second amendment (June 2, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.	(6)
4.17	Third amendment (September 1, 2003) to Executive Employment agreement dated October 1, 2001 with James M. DeMesa.
4.18	Form of Vice President Employment Agreements.	(6)
4.19	Stock Purchase Agreement with Virogen Limited dated February 20, 2004 in respect of 4,100,000 Series D Preferred Shares issued to Virogen in connection with the License Agreement.*	(7)
4.20	License Agreement dated December 8, 2003 with Spring Bank Technologies, Inc. for the out-license of a HBV compound.*	(7)
4.21	Stock Purchase Agreement with Spring Bank Technologies, Inc. dated December 17, 2003 in respect of 4,000 Series A Preferred Shares received by Spring Bank in connection with the License Agreement.*	(7)
4.22	Agreement and Plan of Merger and Reorganization with MitoKor, Inc. dated April 15, 2004.*	(7)
4.23	Exchange and Escrow Agreement in relation to Agreement and Plan of Merger and Reorganization with MitoKor, Inc.*	(7)
4.24	Collaboration and License Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 for the co-development and commercialization of MX-226.*	(7)
4.25	Stock Purchase Agreement with Strata Pharmaceuticals, Inc. dated August 2, 2004 in connection with the Collaboration and License Agreement.	(7)
4.26	License and Option Agreement dated February 8, 1999 by and between Apollo BioPharmaceutics, Inc. and American Home Products Corporation acting through its Wyeth-Ayerst Laboratories Division	(8)
4.27	License and Royalty Agreement dated November 4, 1998 by and between MitoKor, Inc. and Pfizer Inc.	(8)
4.28	Patent License Agreement with Research Component dated February 4, 1999 by and between Apollo BioPharmaceutics Inc. and University of Florida Research Foundation.*	(8)
4.29	License Agreement with Washington University dated March 21, 2005.*	(8)
4.30	Investment Agreement with Technology Partnerships Canada dated March 31, 2005 for the development of MX-2401.*	(8)
4.31	Agency Agreement with Canaccord Capital and other agents dated May 18, 2005 in connection with the May 31, 2005 financing.	(8)
4.32	Warrant Indenture with Pacific Corporate Trust Company dated May 31, 2005 in connection with the May 31, 2005 financing.	(8)
4.33	Material Transfer and License Option Agreement with Schering Corporation dated July 13, 2005 for celgosivir.*	(8) (10)
4.34	Exclusive License Agreement with Cutanea Life Sciences, Inc. dated December 7, 2005 for the development and commercialization of omiganan for dermatological applications.*	(9)

4.35	Purchase Agreement dated May 3, 2006 between the Company, Biotechnology Value Fund, L.P. and other accredited investors.*	(9)
4.36	Trust Indenture dated May 3, 2006 between the Company and Computershare Trust Company, Inc.	(9)
4.37	Security Agreement dated May 3, 2006 between the Company and Computershare Trust Company, Inc.	(9)
4.38	MIGENIX 2006 Incentive Stock Option Plan effective September 12, 2006
4.39	MIGENIX Deferred Share Unit Plan effective September 12, 2006
4.40	Underwriting Agreement dated November 21, 2006 between the Company and Canaccord Capital Corporation
4.41	Letter Amendment of the Underwriting Agreement dated December 1, 2006 between the Company and Canaccord Capital Corporation
4.42	Warrant Indenture dated December 6, 2006 between the Company and Pacific Corporate Trust Company
4.43	Underwriter’s Warrants issued to Canaccord Capital Corporation December 6, 2006
4.44	Form of Indemnity Agreement entered into with officers and directors of the Company as of December 12, 2006
8.1	List of significant subsidiaries and jurisdiction of incorporation.	(8)
11.1	MIGENIX Inc. System of Ethics & Guidelines for Business Integrity
12.1	Certification Required by Rule 13a – 14 (a) or Rule 15d – 14(a) of Chief Executive Officer of Company.
12.2	Certification Required by Rule 13a – 14(a) or Rule 15d – 14(a) of Chief Financial Officer of Company.
13.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the President and Chief Executive Officer of the Company
13.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Vice President Finance and Chief Financial Officer of the Company

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

(9)

Incorporated by reference to the Exhibits filed as part of the Registrant’s Annual Report on Form 20-F for the Fiscal Year ended April 30, 2006 filed with the Securities and Exchange Commission on August 2, 2006.

(10)

Incorporated by reference to the amended Exhibit filed as Amendment No. 1 on Form 20-F/A for the Fiscal Year ended April 30, 2005 filed with the Securities and Exchange Commission on January 18, 2007.

* The Company has requested confidential treatment with respect to certain portions of this Agreement, which have been omitted, pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended. Consolidated Financial Statements

Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

April 30, 2007

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MIGENIX Inc.

We have audited the consolidated balance sheets of MIGENIX Inc. as at April 30, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended April 30, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2007 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 19 to the consolidated financial statements).

“Ernst & Young LLP”

Vancouver, Canada,

  Ernst & Young LLP

July 27, 2007

Chartered Accountants

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

As at April 30

(Expressed in Canadian dollars)

	2007 $	2006 $

ASSETS
Current
Cash and cash equivalents [note 5[a]]	2,944,515	5,743,437
Short-term investments [note 5[b]]	12,365,352	3,642,023
Amounts receivable [note 16]	224,581	108,196
Government assistance receivable [note 12[c]]	616,008	236,350
Prepaid expenses and deposits	404,257	361,729
Total current assets	16,554,713	10,091,735
Long-term investments [note 7]	1,000	1,000
Equipment [note 8]	881,587	935,601
Intangible assets [note 9]	1,670,785	5,569,091
Deferred financing costs [note 11]	473,259	—
Other assets [note 14[a][i]]	—	274,771
	19,581,344	16,872,198

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 10 and 18]	1,958,129	3,828,250
Current portion of capital lease obligation	—	5,220
Total current liabilities	1,958,129	3,833,470
Convertible royalty participation units [note 11]	4,846,710	—
Preferred shares [notes 3[a] and 14[b]]	115,601	7
	6,920,440	3,833,477
Commitments and contingencies [notes 12 and 13]
Shareholders’ equity
Common shares [note 14[a]]	124,994,216	117,665,645
Equity portion of convertible royalty participation units [note 11]	4,554,165	—
Contributed surplus [note 14[c]]	7,829,567	4,037,948
Deficit	(124,717,044)	(108,664,872)
Total shareholders’ equity	12,660,904	13,038,721
	19,581,344	16,872,198

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Colin Mallet”

Director

Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF
LOSS AND DEFICIT

Years ended April 30

(Expressed in Canadian dollars)

	2007 $	2006 $	2005 $

REVENUE
Licensing [notes 16 and 17]	—	233,055	2,089,390
Research and development collaboration [notes 16 and 17]	18,921	340,512	361,768
	18,921	573,567	2,451,158

EXPENSES
Research and development [notes 12[c] and 14[f]]	7,493,622	7,715,419	8,566,457
General and corporate [note 14[f]]	3,615,945	3,429,586	3,769,938
Amortization [notes 8 and 9[a]]	847,411	969,914	896,721
Write-down of intangible assets [note 9[b]]	3,315,674	137,802	16,413
	15,272,652	12,252,721	13,249,529
Loss before other income (expenses)	(15,253,731)	(11,679,154)	(10,798,371)

Other income (expenses)
Accretion of convertible royalty participation units [note 11]	(1,426,621)	—	—
Interest income	611,217	347,400	389,743
Foreign exchange gain (loss)	16,963	(18,101)	(135,074)
	(798,441)	329,299	254,669
Loss for the year	(16,052,172)	(11,349,855)	(10,543,702)

Deficit, beginning of year [note 3[b]]	(108,664,872)	(97,315,017)	(86,771,315)
Deficit, end of year	(124,717,044)	(108,664,872)	(97,315,017)

Basic and diluted loss per common share [note 14[i]]	$(0.19)	$(0.16)	$(0.18)

Weighted average number of common shares outstanding [note 14[i]]	82,589,809	73,053,906	58,218,261

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30

(Expressed in Canadian dollars)

	2007 $	2006 $	2005 $

OPERATING ACTIVITIES
Loss for the year	(16,052,172)	(11,349,855)	(10,543,702)
Items not affecting cash:
Amortization	847,411	969,914	893,381
Write-down of intangible assets	3,315,674	137,802	16,413
Stock-based compensation	319,396	287,807	374,515
Issuance of deferred share units	96,000	—	—
Accretion of convertible royalty participation units	1,426,621	—	—
Milestone to be paid by conversion of preferred shares	115,596	—	—
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	(115,175)	143,670	56,337
Amounts receivable	(116,385)	182,414	(121,415)
Government assistance receivable	(379,658)	234,722	(471,072)
Prepaid expenses and deposits	(42,528)	302,318	193,430
Accounts payable and accrued liabilities	(1,587,988)	1,129,521	(338,573)
Cash used in operating activities	(12,173,208)	(7,961,687)	(9,940,686)

FINANCING ACTIVITIES
Issuance of common shares/units, net of issue costs	10,132,808	5,558,740	542,819
Issuance of convertible royalty participation units	7,732,360	—	—
Proceeds on exercise of stock options	9,517	—	6,860
Proceeds on exercise of warrants	331,105	—	—
Repayment of capital lease obligation	(5,221)	(63,303)	(57,950)
Cash provided by financing activities	18,200,569	5,495,437	491,729

INVESTING ACTIVITIES
Funds from short-term investments	16,748,805	24,046,959	21,883,523
Purchase of short-term investments	(25,356,958)	(16,986,190)	(15,450,508)
Purchase of equipment	(218,130)	(32,409)	(177,507)
Intangible asset expenditures	—	—	(173,309)
Acquisition of business, net of cash acquired [note 4]	—	—	143,632
Proceeds on disposal of equipment	—	—	21,821
Cash provided by (used in) investing activities	(8,826,283)	7,028,360	6,247,652

Increase (decrease) in cash and cash equivalents	(2,798,922)	4,562,110	(3,201,305)
Cash and cash equivalents, beginning of year	5,743,437	1,181,327	4,382,632
Cash and cash equivalents, end of year	2,944,515	5,743,437	1,181,327

Supplemental cash flow information
Increase in preferred shares for development milestone achieved [note 14[b][i]]	115,596	—	—
Issuance of common shares for acquisition of a business [note 4]	—	—	5,999,020
Issuance of common shares in settlement of accounts payable and accrued liabilities	—	—	155,201
Increase in intangible assets for preferred shares issued	—	—	1

See accompanying notes

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

1. BUSINESS OPERATIONS

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs primarily in the area of infectious diseases to advance therapy, improve health and enrich lives.

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

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.  The following is a summary of significant accounting principles used in the preparation of these consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from those estimates.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Foreign currency translation

The accounts of the Company and its integrated foreign subsidiaries are translated using the temporal method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the consolidated balance sheet date.  All other assets and liabilities are translated at the rates prevailing at the dates the assets were acquired or liabilities incurred. Revenue and expense items are translated at the average exchange rate during the year. Exchange gains and losses are included in the determination of loss for the year.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Future income taxes

The Company accounts for income taxes using the liability method of tax allocation.  Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in rates is included in income in the period that includes the enactment date.  Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

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

Research and development collaboration revenues consist of non-refundable research and development funding under collaborative agreements with the Company’s strategic partners. Research and development funding generally compensates the Company for non-clinical and clinical activities related to the collaborative development programs for certain product candidates of the Company, and is recognized as revenue when the research and development activities are performed under the terms of the agreements.

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

April 30, 2007

(Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d.)

Loss per common share

Loss per common share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, excluding shares held in escrow or other contingently issuable common shares.  Since the Company’s stock options, deferred share units, escrow shares, warrants, convertible royalty participation units and convertible preferred shares are anti-dilutive, diluted loss per common share is equivalent to basic loss per common share.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to the stock option plans described in note 14[e].  The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value.  The Company discloses the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003 [note 14[f]].

Deferred share units

The Company has a deferred share unit plan, as described in note 14[h]. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus [note 14[c]] on the Company’s consolidated balance sheet and as compensation expense.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

3. CHANGE IN ACCOUNTING POLICIES

[a]

Financial instruments

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations of a fixed amount that may be settled, at the issuer’s option, by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than equity.  Effective for the fiscal year beginning May 1, 2005, the Company adopted the amended standard retroactively with restatement of prior periods.  As a result of adopting this standard, the Company reclassified its preferred shares from equity to liabilities.

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC.

On August 31, 2004, the Company acquired 100% of the issued and outstanding common and preferred shares of MitoKor, Inc (“MitoKor”).

MitoKor was a private biotechnology company focused on the research and development of drugs for the treatment of major medical conditions related to mitochondrial dysfunction.  In addition to several internal research programs the acquisition of MitoKor included license agreements with Pfizer [note 17[c]] and Wyeth [note 17[e]].

Total consideration paid by the Company to acquire MitoKor was $6,900,232 comprised of the following:

$

Cash	33,000
Common shares	5,999,020
Preferred shares [note 14[b][iv]]	1
Transaction costs	868,211
Total purchase consideration	6,900,232

As part of the consideration the Company issued 4,000,000 Series E preferred shares [note 14[b][iv]] which represent up to US$4,000,000 in potential future milestone payments related to the MitoKor technologies over the 36 month period ending August 31, 2007 (as specified in the merger agreement).

Additionally, the Company assumed MitoKor preferred warrants that if exercised by the warrant holders would result in the Company issuing approximately 128,862 common shares and potentially having to pay an additional US$88,659 in milestone payments [note 14[g][i][5]].  The estimated fair value of the assumed warrants was nominal and no value was included in the purchase consideration in respect of them.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

4. ACQUISITION OF MITOKOR INC. (cont’d.)

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

The transaction was accounted for using the purchase method of accounting for business combinations.  These consolidated financial statements include MitoKor’s results of operations for the periods commencing September 1, 2004.

5. CASH,  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

[a]

Cash and cash equivalents

Cash equivalents includes $2,387,025 [2006 - $4,607,918] of investment grade commercial paper with a weighted average interest rate of 4.1% [2006 – 3.8%].  Of the $2,944,515 [2006 - $5,743,437] of cash and cash equivalents, $239,358 (US$215,619) [2006 - $728,248 (US$651,385)] are denominated in US dollars. At April 30, 2006 and 2007, the market value of the cash and cash equivalents approximated their carrying value.

[b]

Short-term investments

Short-term investments include investment grade commercial paper, guaranteed investment certificates, Government of Canada, provincial and municipal investments with a weighted average interest rate of 4.2% [2006 – 3.7%] and maturity dates to October 23, 2007.  At April 30, 2006 and 2007, the market value of the short-term investments approximated their carrying value based on quoted market prices.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, government assistance receivable, deposits and accounts payable, the carrying amounts approximate fair value due to their short-term nature.

Credit risk. The Company is exposed to credit risk on its cash equivalents [note 5[a]], short-term investments [note 5[b]], amounts receivable, government assistance receivable and deposits in the event of non-performance of the other parties. The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors the credit rating of these investments on a regular basis.

Financial risk. Financial risk is the risk to the Company that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company’s cash equivalents [note 5[a]] and short-term investments [note 5[b]] provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity.

Foreign exchange risk. The Company and its United States (“US”) subsidiaries purchase some goods and services in foreign currencies including US dollars and Euros and also earns revenues in US dollars and accordingly fluctuations in foreign exchange rates can impact the results of operations. To date the Company has not used derivative instruments to hedge against foreign exchange rate fluctuations.

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

April 30, 2007

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

8. EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2007
Furniture and equipment	3,031,089	2,370,817	660,272
Computer equipment	814,052	592,737	221,315
	3,845,141	2,963,554	881,587

2006
Furniture and equipment	3,082,149	2,293,249	788,900
Computer equipment	708,680	561,979	146,701
	3,790,829	2,855,228	935,601

During the year ended April 30, 2007, amortization expense for equipment was $264,906 [2006 - $252,989; 2005 - $346,207] including a $25,452 loss on disposal/retirement of equipment (2006 - $nil; 2005 - $3,340 gain).

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

9. INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2007
Acquired technology	2,339,820	806,792	1,533,028
Technology licenses	816,257	678,500	137,757
	3,156,077	1,485,292	1,670,785

2006
Acquired technology	6,712,137	1,301,529	5,410,608
Technology licenses	816,257	657,774	158,483
	7,528,394	1,959,303	5,569,091

[a]

During the year ended April 30, 2007, amortization expense for intangible assets was $582,515 [2006 - $716,925; 2005 - $547,174].

[b]

During the year ended April 30, 2007, the Company performed reviews of the carrying value of its intangible assets and as a result $3,315,674 [2006 - $137,802; 2005 - $16,413] of net book value was written off with respect to technology not related to the Company’s current focus. The $3,315,674 write-down for the year ended April 30, 2007 is in respect of the MX-4509 program acquired as part of the Company’s acquisition of MitoKor Inc in August 2004 - this write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007 $	2006 $

Trade accounts payable	533,143	1,077,545
Accrued compensation	758,393	1,153,935
Accrued contract research	472,606	1,336,528
Accrued liabilities and other	193,987	260,242
	1,958,129	3,828,250

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS

On May 3, 2006, the Company completed a financing of $8,839,500 relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals [note 17[a]] and Cutanea Life Sciences [note 17[b]].  A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit.  Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021.  The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties received until a further $400 of royalties is paid per unit.  In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders.

The units can be converted at any time, at the option of the holder, into the Company’s common shares (initially 600 common shares per unit based on conversion price of $0.50 per common share, with the number of common shares reduced proportionately for royalties received by the unit holders).  Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater.

The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: [i] the date $1,000 of royalties has been paid in respect of the unit; [ii] the date the unit is converted into common shares; and [iii] May 3, 2021.

The Company has provided the purchasers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements.  The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events.  In the event of default, the Company would become obligated to pay the unit holders $1,000 per unit less any royalties paid in respect of the unit.

In connection with completing the transaction: the Company: [i] paid the agent a cash commission of $707,160 and issued to the agent warrants for the purchase of 883,950 common shares at a price of $0.50 per common share, expiring May 3, 2009 [note 14[g][i]]; and [ii] incurred approximately $400,000 in legal, professional and other costs of which $274,771 was included in other assets at April 30, 2006.  The warrants issued to the agents were determined to have a value of $231,365 using the Black-Scholes option pricing model and have been recorded as contributed surplus [note 14[c]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

11. CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

The $8,839,500 of proceeds on issuance of the convertible royalty participation units have been classified in the Company’s consolidated financial statements according to the separate equity and debt component parts using the relative fair value method resulting in: (1) $4,554,165 (net of $812,662 of costs inclusive of an allocation of the fair value of the agent’s warrants) being allocated to the equity portion of convertible royalty participation units representing the pro-rata fair value of the conversion feature as determined by the Black-Scholes option pricing model; and (2) $3,472,673 being allocated to the carrying value of the debt component of the convertible royalty participation units (inclusive of $525,843 of deferred financing costs which is also inclusive of allocation of the fair value of the agent’s warrants). The $3,472,673 initial carrying value of the debt component of the convertible royalty participation units is being accreted to the maximum royalties payable of $29,465,000 (will be reduced for actual royalties paid, any units converted into common shares and should our estimate of the probable royalties payable decline below $29,465,000) over the estimated royalty payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.  The deferred financing costs will be amortized to accretion expense over the estimated term of the convertible royalty participation units, being ten years. For the year ended April 30, 2007, the accretion of the convertible royalty participation units (including $52,584 in amortization of deferred financing costs) amounted to $1,426,621 and the carrying value of the debt component of the convertible royalty participation units at April 30, 2007 is $4,846,710. Upon conversion of any of the convertible royalty participation units into common shares, the carrying value of the equity component plus the carrying value of the debt component (less the carrying value of the deferred financing costs) would be reclassified as common share capital.

12. COMMITMENTS

[a]

Premises lease agreements

The Company has a total of $406,266 in future annual minimum lease commitments with respect to its office and research premises in Vancouver, Canada and San Diego, USA. The Vancouver lease expires May 31, 2008 however the Company has received an early termination notice for November 30, 2007 to accommodate redevelopment of the site. The San Diego lease expires on  June 30, 2007. The Company is evaluating its facility options [note 20[g]] and should it not locate suitable replacement premises or make alternative arrangements on a timely basis, portions of the Company’s operations may be interrupted.

Rent expense for the year ended April 30, 2007 amounted to $464,773 [2006 - $455,013; 2005 - $428,155] net of sublease income of $nil [2006 - $nil; 2005 - $57,500]. This expense has been allocated to research and development $252,686 [2006 - $252,686; 2005 - $252,686] and general and corporate $212,087 [2006 - $202,327; 2005 - $175,469].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

12. COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements

[i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at April 30, 2007 and 2006, there were no royalties payable.

 [ii]

As at April 30, 2007, the Company has commitments to fund approximately $1,220,000 in expenditures through April 30, 2008 pursuant to research, manufacturing, and service agreements.  Of this amount, $150,000 (US$135,000) is denominated in US dollars.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$13,025,000 of which US$9,350,000 can be settled at the Company’s option by the conversion and/or redemption of preferred shares issued by the Company as described in note 14[b].  Maintenance fees payable pursuant to two of these in-licensing agreements are US$55,000 annually.

[c]

Technology Partnerships Canada Contribution Agreement

In March 2005, the Company entered into an agreement with Industry Canada’s Technology Partnerships Canada (“TPC”) whereby the Company is eligible to receive conditionally repayable government assistance amounting to 26% of eligible research and development costs in the Company’s lipopeptide program (MX-2401) up to a maximum contribution from TPC of approximately $9,266,000.  During the period December 3, 2003 through April 30, 2007 the Company has incurred eligible costs of approximately $4,700,000 and has recorded $531,558 in the year ended April 30, 2007 [2006 - $219,142; 2005 - $471,072] as being the contribution payable by TPC to the Company of which $616,008 is included in government assistance receivable at April 30, 2007 [2006 - $236,350].  The TPC contributions are recorded as a reduction in research and development expenses.  Pursuant to the TPC agreement the Company is required to pay royalties to TPC should the MX-2401 project be determined a success based on certain factors including MX-2401 receiving regulatory approval for marketing in Canada and the United States.  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30,400,000.  The royalty rate is reduced to 1.2% should the cumulative royalties reach $20,260,000.  If the cumulative royalties have not reached $20,260,000 by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20,260,000.  Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

13. CONTINGENCIES

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

14. SHARE CAPITAL

[a]

Common shares

There are an unlimited number of common shares without par value authorized for issuance. Common share transactions and the number of common shares issued and outstanding are summarized as follows:

	Number of Common Shares	Amount
	#	$

Balance, April 30, 2005	60,988,428	115,220,532
Issued pursuant to public offering [note 14[a][ii]]	14,457,000	4,345,113
Escrow shares cancelled [note 14[a][iii] and 14[c]]	(1,186,772)	(1,900,000)
Balance, April 30, 2006	74,258,656	117,665,645
Issued pursuant to bought deal public offering [note 14[a][i]]	19,262,500	6,874,017
Issued for cash pursuant to exercise of stock options [note 14(e)]	24,125	9,517
Amount transferred from contributed surplus pursuant to exercise of options [note 14(c)]	—	6,385
Issued for cash pursuant to exercise of warrants [note 14(g)]	691,924	331,105
Amount transferred from contributed surplus pursuant to exercise of warrants [note 14(c)]	—	107,547
Balance, April 30, 2007	94,237,205	124,994,216

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[a]

Common shares (cont’d.)

[i]

Bought Deal Offering $11.6 million.  On December 6, 2006, the Company completed a bought deal offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of $11,557,500 (inclusive of an over-allotment option) with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011.  In connection with the public offering the Company: [i] paid the agents a cash commission of $809,025 and issued to the agents warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [ii] incurred approximately $616,000 in legal, professional and other costs.  An estimated fair value of $3,258,790, determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus [note 14[c]].

[ii]

Public Offering $6.5 million.  On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6,505,650 with each unit consisting of one common share and one-half of one common share purchase warrant (total of 14,457,000 common shares and 7,228,500 warrants).  Each whole warrant allows for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008.  In connection with the public offering the Company: [i] paid the agents a cash commission of $488,000 and issued to the agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share; and [ii] incurred approximately $460,000 in legal, professional and other costs.  An estimated fair value of $1,213,627 determined using the Black-Scholes model (net of transaction costs) has been allocated to the warrants issued in this public offering and such value has been deducted from the proceeds of the offering allocated to common shares and has been recorded as contributed surplus.

[iii]

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares

There are an unlimited number of preferred shares without par value, issuable in series, authorized for issuance. At April 30, 2007, the Company has 9,350,000 [2006 - 14,600,000; 2005 - 14,600,000] convertible redeemable preferred shares outstanding, issued in four [2005 - five; 2005 - five] series.  As the Company can elect to settle the milestone obligations underlying the preferred shares by converting the applicable number of preferred shares into the Company’s common shares based on the future trading price of the Company’s common shares and/or redeeming the applicable number of preferred shares, all the preferred shares have been classified as a liability.  The number and series of preferred shares issued and outstanding are summarized as follows:

[i]

Preferred shares, Series A and B

	Series A		Series B
	Number of Shares #	Amount $	Number of Shares #	Amount $

Balance, April 30, 2005 and 2006	350,000	1	1,000,000	2
Milestones achieved	—	57,798	—	57,798
Balance, April 30, 2007	350,000	57,799	1,000,000	57,800

The 350,000 Series A held by Ardea Biosciences Inc (formerly Intrabiotics Pharmaceuticals, Inc) and the 1,000,000 Series B preferred shares held by BioSourcePharm,  Inc at April 30, 2007 represent up to US$350,000 and US$1,000,000, respectively in potential future milestone payments related to drug development milestones in the Company’s lipopeptide and polyene programs.  Upon the achievement of any of the milestones, the applicable number of Series A and Series B preferred shares are, at the Company’s option, either convertible into common shares of the Company or redeemable for cash at US$1 per preferred share.  At April 30, 2007 milestones in respect of 50,000 Series A and 50,000 Series B preferred shares have been achieved and the Company has delivered notice of its intent to convert these preferred shares into common shares [note 20[a]]. As the achievement of any of the milestones for the redemption or conversion of the Series A and Series B preferred shares are uncertain, the Series A preferred shares have been recorded at an aggregate value of $57,799 ($57,798 on account of the 50,000 Series A preferred share milestone achieved and $1 on account of the other 300,000 Series A preferred shares) and the series B preferred shares have been recorded at an aggregate value of 57,800 ($57,798 on account of the 50,000 Series B preferred share milestone achieved and $2 on account of the other 950,000 Series B preferred shares).  Effective May 20, 2010, the Company at its option can redeem the then outstanding Series A preferred shares for an aggregate value of US$1 and the then outstanding Series B preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

If the Company elects to convert any of the Series A or Series B preferred shares into common shares the conversion will be based upon the greater of (i) the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 5 trading days prior to the applicable conversion date (the “Average Price”), and (ii) $0.29 per common share.  If the Average Price is less than $0.29 and/or the average closing price of the Company’s common shares for the 20 trading days subsequent to a conversion date is less than the Average Price, the Company is obligated to pay the difference in cash for the applicable number of common shares.  At April 30, 2007 a maximum of 9,886,546 common shares can be issued by the Company upon conversion of Series A and Series B preferred shares[note 20[a]].

[ii]

Preferred shares, Series C

	Number of Shares #	Amount $

Balance, April 30, 2005 and 2006	5,250,000	2
Redeemed and cancelled pursuant to license termination	(5,250,000)	(2)
Balance, April 30, 2007	—	—

During the year ended April 30, 2007, the Company redeemed and cancelled 5,250,000 Series C preferred shares for an aggregate of US$1 as part of its termination of a license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). The 5,250,000 Series C preferred shares outstanding at April 30, 2006 represented up to US$5,250,000 in potential future milestone payments related to drug development milestones in the Company’s HPV oligonucleotide program which was written off in the year ended April 30, 2004.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iii]

Preferred shares, Series D

	Number of Shares #	Amount $

Balance, April 30, 2005, 2006 and 2007	4,000,000	1

The 4,000,000 Series D preferred shares outstanding at April 30, 2007 represent up to US$4,000,000 in potential future milestone payments to Virogen Limited related to drug development milestones in the Company’s celgosivir program.  Upon the achievement of any of the milestones the applicable number of Series D preferred shares are, at the Company’s option either convertible into common shares of the Company or redeemable for cash at US$1 per Series D preferred share.  As the achievement of the milestones for the redemption or conversion of the 4,000,000 Series D preferred shares are uncertain, the Series D preferred shares have been recorded at an aggregate value of US$1.  The Company at its option may at any time redeem the then outstanding Series D preferred shares for an aggregate value of US$1, and any development milestone payments that become payable after such redemption, if any, would be payable in cash.

If the Company elects to convert any of the Series D preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2007 a maximum of 11,778,846 common shares can be issued by the Company upon conversion of Series D preferred shares.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[b]

Preferred shares (cont’d.)

[iv]

Preferred shares, Series E

	Number of Shares #	Amount $

Balance, April 30, 2005, 2006 and 2007	4,000,000	1

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

If the Company elects to convert any of the Series E preferred shares into common shares the conversion will be based upon the average closing price of the Company’s common shares on the Toronto Stock Exchange for the 10 trading days prior to the applicable conversion date.  At April 30, 2007 a maximum of 7,983,671 common shares can be issued by the Company upon conversion of Series E preferred shares.

Under the terms of the acquisition agreement the Series E preferred shares are being held in escrow pursuant to an escrow agreement to satisfy the indemnification obligations of MitoKor until released pursuant to the terms of the acquisition agreement and the escrow agreement.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[c]

Contributed surplus

Amount $

Balance, April 30, 2005	636,514
Warrants issued in public offering [note 14[a][ii]]	1,213,627
Escrow shares cancelled [note 14[a][iii]]	1,900,000
Stock-based compensation [note 14[f]]	287,807
Balance, April 30, 2006	4,037,948
Warrants issued to agent in convertible royalty participation unit financing [note 11]	231,365
Warrants issued in bought deal offering [note 14[a][i]]	3,258,790
Amount transferred to common share capital pursuant to exercise of options [note 14[a] and 14[e][iv]]	(6,385)
Amount transferred to common share capital pursuant to exercise of warrants exercised [note 14[a] and 14[g][i]]	(107,547)
Stock-based compensation stock options [note 14[f]]	319,396
Deferred share units issued to directors [note 14[h]]	96,000
Balance, April 30, 2007	7,829,567

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

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock options

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. Options granted to directors under the stock option plans vest immediately and options granted to other optionees generally vest in equal amounts over a three or four-year period or as determined by the Board of Directors. Options are exercisable for five years from the date of vesting.

[i]

2006 Option Plan. The 2006 stock option plan (“2006 Plan”) was approved by the shareholders on September 12, 2006.  All future options granted by the Company will be made under the 2006 Plan.  Any common shares that become available for the granting of new options under the 1996 Plan [note 14[e][ii]] and the 2000 Plan [note 14[e][iii]] are to be transferred to the 2006 Plan.  The number of common shares reserved for issuance under the 1996 Plan and the 2000 Plan transferred to the 2006 Plan during the period September 12, 2006 to April 30, 2007 was 121,250 and 1,201,373 respectively.  In addition to the transfers from the 1996 and 2000 plans, a further 2,000,000 common shares have been reserved for the granting of new options under the 2006 Plan.  No options were exercised pursuant to the 2006 Plan during the year ended April 30, 2007. As at April 30, 2007, there are stock options for the purchase of 107,000 [2006 – nil] common shares outstanding pursuant to the 2006 Plan and 3,215,623 common shares are available for future option grants.

[ii]

1996 Option Plan. The 1996 stock option plan (“1996 Plan”) was approved by the shareholders in 1996.  The 1996 Plan was not used for the grant of new options between July 2000 and February 2002 and the Company resumed the grant of options under this plan effective March 28, 2002. On February 9, 2006, the grant of new options under the 1996 Plan terminated pursuant to the terms of the plan. During the period September 12, 2006 to April 30, 2007 121,250 common shares reserved for issuance under the 1996 Plan were transferred to the 2006 Plan [note 14[e][i]. During the year ended April 30, 2007 options for the purchase of 17,250 common shares were exercised pursuant to the 1996 Plan and options for the purchase of 20,375 common shares expired unexercised. As at April 30, 2007, there are stock options for the purchase of 1,175,500 [April 30, 2006 - 1,334,375] common shares outstanding pursuant to the 1996 Plan.

[iii]

2000 Option Plan. The 2000 stock option plan (“2000 Plan”), effective July 31, 2000, was approved by the shareholders on September 7, 2000.  With the approval of the 2006 Plan on September 12, 2006, no new options will be granted under the 2000 Plan and during the period September 12, 2006 to April 30, 2007 1,201,373 common shares reserved for issuance under the 2000 Plan were transferred to the 2006 Plan [note 14[e][i].  During the year ended April 30, 2007 options for the purchase of 6,875 common shares were exercised pursuant to the 2000 Plan As at April 30, 2007, there are stock options for the purchase of 2,788,502 [2006 – 2,718,825] common shares outstanding pursuant to the 2000 Plan.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[e]

Stock options (cont’d.)

[iv]

Stock option transactions and the number of stock options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans are summarized as follows:

	Number of Optioned Common Shares #	Weighted Average Exercise Price $

Balance, April 30, 2004	3,895,475	1.57
Options granted	405,800	1.09
Options exercised	(9,500)	0.72
Options forfeited	(295,200)	2.85
Balance, April 30, 2005	3,996,575	1.43
Options granted	1,008,500	0.43
Options forfeited	(951,875)	1.69
Balance, April 30, 2006	4,053,200	1.12
Options granted	756,800	0.48
Options exercised	(24,125)	0.39
Options forfeited/expired	(714,873)	1.47
Balance, April 30, 2007	4,071,002	0.94

[v]

The following table summarizes information about options outstanding with respect to the 1996, 2000 and 2006 Stock Option Plans at April 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Outstanding #	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Exercisable #	Weighted Average Exercise Price $

0.38-0.55	1,519,300	0.44	4.7	870,826	0.45
0.56-0.80	367,250	0.74	2.7	355,500	0.74
0.81-1.07	1,132,125	0.94	2.6	969,625	0.92
1.08-1.59	802,552	1.50	1.7	758,827	1.52
1.60-2.30	197,650	1.85	2.2	197,650	1.85
2.31-3.40	17,375	2.78	0.8	17,375	2.78
3.41-5.37	10,250	5.23	1.7	10,250	5.23
5.38-6.21	24,500	5.75	1.4	24,500	5.75
	4,071,002	0.94	3.2	3,204,553	1.03

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[f]

Stock-based compensation

The estimated fair value of options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002 is amortized to expense over the vesting period of the stock options resulting in compensation expense of $319,396 during the year ended April 30, 2007 [2006 - $287,807; 2005 - $374,515].  This expense has been allocated to research and development $77,926 [2006 - $114,650; 2005 - $152,740] and general and corporate $241,470 [2006 - $173,157; 2005 - $221,775] on the same basis as cash compensation.

The weighted average fair value of stock options granted during the year ended April 30, 2007 was $0.31 per share [2006 - $0.27; 2005 - $0.74].  The estimated fair value of stock options granted in the respective periods was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2007	2006	2005

Annualized volatility	76.4%	76.0%	81.6%
Risk-free interest rate	4.3%	3.5%	3.5%
Expected life	5 years	5 years	5 years
Dividend yield	0.0%	0.0%	0.0%

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

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

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

	2007 $	2006 $	2005 $

Loss for the year as reported	(16,257,986)	(11,349,855)	(10,543,702)
Fair value of stock-based compensation	—	(33,000)	(103,000)
Proforma loss for the year	(16,257,986)	(11,382,855)	(10,646,702)

Proforma basic and diluted loss per share	(0.19)	(0.16)	(0.18)

[g]

Warrants

[i] Warrants for the purchase of common shares. As at April 30, 2007, the Company had warrants outstanding for the purchase of 19,241,474 [April 30, 2006 – 9,424,551] common shares as follows:

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)

982,914(1)	$3.00	December 3, 2007
589,740(2)	$0.45	May 31, 2008
7,031,111(2)	$0.55	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
9,631,250(4)	$0.80	December 6, 2011
122,509(5)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
19,241,474	Average = $0.89(6)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

[g]

Warrants (cont’d)

[1]

These warrants have a cashless exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

[2]

These warrants were issued as part of the May 2005 public offering [note 14[a][ii]]. During the year ended April 30, 2007 warrants for the purchase of 494,535 common shares at $0.45 per common share and 197,389 common shares at $0.55 per common share were  exercised.

[3]

These warrants were issued to the agent as part of the May 2006 Convertible Royalty Participation Units offering [note 11].

[4]

These warrants were issued as part of the December 2006 bought deal offering [note 14[a][i]].

[5]

These warrants were assumed as part of the acquisition of MitoKor [note 4] and if exercised and the maximum milestone payments associated with the Series E Preferred shares [note 14[b][iv]] are achieved could result in the payment to the warrant holders of US$84,288 in milestone payments, payable at the Company’s option, in cash and/or common shares. During the year ended April 30, 2007 warrants for the purchase of 3,424 common shares at US$17.52 per common share and 2,929 common shares at US$17.75 per common share expired unexercised.

[6]

Weighted average exercise price using closing April 30, 2007 exchange rate of US$1.00 equals $1.1101.

[ii] Warrants for the purchase of units. As at April 30, 2007, the Company had warrants outstanding for the purchase of 963,125 units (April 30, 2006 - nil) at an exercise price of $0.60 per unit, expiring December 6, 2008 [note 14[a][i]]. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

14. SHARE CAPITAL (cont’d.)

 [h]

Deferred share units

On September 12, 2006 shareholders of the Company approved a new deferred share unit plan. Under the deferred share unit plan, 750,000 common shares have been reserved for issuance. A deferred share unit represents a future right to receive, at the option of the Company, one common share or its equivalent fair market value in cash at the time of the holder’s retirement, death, or the holder otherwise ceasing to provide services to the Company. On September 19, 2006, the Company awarded 160,000 deferred share units to non-management directors of the Company. As of the date of award, the Company recorded additional compensation expense and contributed surplus of $96,000 based on the closing price of the Company’s common shares of $0.60 on the date of award. The fair value of the 160,000 outstanding deferred share units at April 30, 2007 based on the $0.78 closing price of the Company’s common shares on April 30, 2007 is $124,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash no liability has been recorded in the Company’s accounts at April 30, 2007 with respect to the $124,800 fair value of the outstanding deferred share units.

[i]

Loss per common share

	2007	2006	2005

Numerator
Loss for the year	($16,052,172)	($11,349,855)	($10,543,702)
Denominator
Weighted average number of common shares outstanding including escrowed shares	82,589,809	73,647,292	59,405,033
Less: weighted average number of escrowed shares outstanding	—	(593,386)	(1,186,772)
Weighted average number of common shares outstanding	82,589,809	73,053,906	58,218,261

Basic and diluted loss per common share	$(0.19)	$(0.16)	$(0.18)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

15. INCOME TAXES

As at April 30, 2007, the Company has approximately $32,460,000 of research and development expenditures available for unlimited carryforward, $7,782,000 of federal investment tax credits which begin to expire in 2008, $2,370,000 of provincial investment tax credits which begin to expire in 2012 and $52,530,000 of non-capital losses which begin to expire in 2008, which may be used to reduce future Canadian income taxes otherwise payable.  The federal investment tax credits and non-capital losses expire as follows:

	Investment Tax Credits	Non-Capital Loss Carryforwards
	$	$

2008	651,000	9,657,000
2009	741,000	16,501,000
2010	602,000	7,177,000
2011	678,000	—
2012	625,000	—
2013	889,000	—
2014	1,070,000	8,107,000
2015	934,000	4,081,000
2026	865,000	5,001,000
2027	727,000	2,006,000
	7,782,000	52,530,000

The Company has net operating loss carryforwards for U.S. federal income tax purposes of approximately $60,830,000 (US$54,800,000) which begin to expire in 2008 and net operating loss carryforwards for U.S. state income tax purposes of approximately $29,080,000 (US$26,200,000) which begin to expire in 2008.  The Company also has research and development credit carryforwards for U.S. federal and state tax purposes of approximately $2,120,000 (US$1,910,000) and $1,980,000 (US$1,780,000) respectively.  The federal research and development credit carryforwards begin to expire in 2008 and the state research and development credit carryforwards have no expiration date.

In addition, the Company has net capital loss carryforwards of approximately $1,600,000 which may be used to reduce future taxable capital gains in Canada.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

15. INCOME TAXES (cont’d.)

Significant components of the Company’s future tax assets as of April 30 are shown below:

	2007	2006
	$	$
Future tax assets:
Research and development deductions and credits	23,751,000	21,758,000
Loss carryforwards	38,111,000	41,492,000
Share issue costs	574,000	392,000
Tax values of depreciable assets in excess of accounting values	6,218,000	6,751,000
Other assets	—	915,000
Total future tax assets	68,654,000	71,308,000
Valuation allowance	(68,654,000)	(71,308,000)
Total future tax assets	—	—

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

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery) using a 34.12% [2006 – 34.37%; 2005 – 35.62%] statutory tax rate at April 30 is:

	2007	2006	2005
	$	$	$
Income tax recovery at statutory rates	(5,477,000)	(3,901,000)	(3,756,000)
Benefit of future tax assets not recognized	2,524,000	3,903,000	3,636,000
Net gain royalty unit proceeds	1,315,000	—	—
Debt accretion	487,000	—	—
Write-down assets	1,329,000	50,000	—
Foreign tax rate differences	(320,000)	(130,000)	95,000
Stock-based compensation	142,000	99,000	133,000
Other	—	(21,000)	(108,000)
	—	—	—

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

16. SEGMENTED INFORMATION

The Company operates primarily in one business segment with operations located in Canada and the United States. All of the Company’s long-lived assets are located in Canada except for intellectual property and equipment with a net book value of $999,403 [2006 - $4,779,076] and $9,613 [2006 - $12,260], respectively, which are located in the United States.  During the year ended April 30, 2007, nil% and 100% [2006 - 59% and 41%] of total revenue was derived from two licensees [notes 17 [a] and [b]] in the United States.  At April 30, 2007, included in amounts receivable are $nil and $27,812 [2006 - $nil and $nil] due from these two licensees, respectively.

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS

[a]

Cadence Pharmaceuticals Inc (“Cadence”)

On August 2, 2004, the Company and Cadence entered into a collaboration and license agreement for the North American and European rights to CPI-226, the Company’s product candidate for the prevention of catheter-related infections.  Pursuant to the terms of the agreement the Company received: (i) an up-front fee of $1,979,000 (US$1,500,000); and (ii) an equity investment of $665,000 (US$500,000) priced at a premium to market.  As part of the agreement, the Company is also entitled to receive development and commercialization milestone payments up to US$27,000,000 (reduced from US$30,000,000 as certain alternative milestones no longer considered possible) and a double-digit royalty on net sales of the product (a portion of certain manufacturing development costs incurred by Cadence up to US$2,000,000 are to be deducted from royalties).  In addition, Cadence is responsible for and will fund the clinical, regulatory, manufacturing and commercialization costs related to the product candidate.  The agreement also provides for a Joint Management Development Committee with representatives from both the Company and Cadence.

As the Company has limited involvement in the ongoing development of the product and its obligations under the collaboration and license agreement are inconsequential and perfunctory the licensing fee of $1,979,000 and the $110,000 premium on the equity investment were recognized as licensing revenue during the year ended April 30, 2005.

On August 2, 2004, the Company issued 617,284 common shares to Cadence pursuant to the equity investment [note 14[a]].

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[b]

Cutanea Life Sciences Inc

On December 7, 2005 the Company entered into a license agreement with Cutanea Life Sciences, Inc. (“Cutanea”), for the exclusive worldwide rights to develop and market CLS001 (formerly known as MX-594AN) and its analogues for dermatological indications.  Pursuant to the license agreement, the Company received a $233,055 (US$200,000) licensing fee and is eligible to receive up to approximately US$21,000,000 in development and commercialization milestone payments, as well as royalties on net sales (a portion of certain manufacturing development costs incurred by Cutanea up to US$500,000 may be deducted from royalties).  In addition, Cutanea is responsible for and will fund all development activities including formulation, clinical, regulatory, and commercialization costs.  As the Company has limited involvement in the ongoing development of any Cutanea products and the Company’s obligations under the license agreement are inconsequential and perfunctory, the licensing fee of $233,055 was recognized as licensing revenue during the year ended April 30, 2006.

[c]

Pfizer Inc

In November 1998, MitoKor [note 4] entered into a collaborative research and development agreement with Pfizer to discover and develop molecules that affect selected mitochondrial targets, focusing on the treatment and prevention of neurodegenerative disease.  Under the terms of the agreement, Pfizer funded research performed by MitoKor for a specific number of full time researchers through May 2002.  Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer pursuant to which MitoKor granted Pfizer an exclusive license to sell certain products developed in connection with the collaborative research and development agreement in exchange for event-based milestone and royalty payments specified in the license and royalty agreement.  To date, no milestone payments or royalty income has been received associated with the agreement. The agreement with Pfizer was terminated effective June 12, 2007.

[d]

Schering Corporation

On July 13, 2005 the Company entered into a Material Transfer and License Option agreement with Schering Corporation (“Schering”) related to celgosivir (MX-3253), the Company’s first-in-class compound in Phase II clinical development for the treatment of chronic Hepatitis C Virus (HCV) infections.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

17.

COLLABORATIVE DEVELOPMENT, LICENSING AND ROYALTY AGREEMENTS (cont’d.)

[d]

Schering Corporation (cont’d.)

Under the terms of the agreement, at no cost to the Company, Schering has supplied PEGETRON® and is providing certain technical and laboratory support and other services for the Company’s current MX-3253 Phase IIb combination study in chronic HCV patients.  In addition, the agreement grants Schering limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement [note 20[e]]. The Company estimates that the value of the PEGETRON® and lab testing services received by the Company for the period July 13, 2005 to April 30, 2007 to be approximately $1,120,000 (2007 – $390,000; 2006 - $730,000; 2005 - $nil)) and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses for the years ended April 30, 2007, 2006 and 2005.

[e]

Wyeth

The Company pursuant to its acquisition of MitoKor [note 4] is a party to a license agreement with Wyeth [note 20[f]].  Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. Wyeth has funded a Phase III clinical trial evaluating the use of estrogens to delay the onset and slow the progression of Alzheimer’s disease and certain other dementias in post-menopausal women.  The agreement provides for option exercise fees, preclinical and clinical milestone payments and royalty and other payments following the commercial approval of any products developed and launched by Wyeth under this agreement.  Wyeth is obligated to use commercially reasonable efforts to develop and commercialize one or more products under this agreement. Wyeth retains the right to terminate this agreement on a product-by-product basis.  Written notice requirements are either 90 days or 360 days depending on the country and the status of Wyeth’s product marketing efforts. If the agreement is so terminated by Wyeth, the licensed patent rights revert to the Company.  To date, no milestone payments or royalty income has been received associated with the agreement.

18. RELATED PARTY TRANSACTIONS

All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. During the year ended April 30, 2007, the Company incurred legal fees of $556,572 [2006 - $571,365; 2005 - $635,964] inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner.  Included in accounts payable and accrued liabilities at April 30, 2007, is $85,503 [2006 - $348,978] owed to this law firm.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, as applied in these consolidated financial statements, conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a]

Under Canadian GAAP, acquired technology and technology licenses are capitalized and amortized on a straight-line basis over its estimated useful life of ten years.  Under U.S. GAAP, the Company’s acquired technology and technology licenses would be classified as in-process research and development and written off immediately as they do not have any other alternative uses.

 [b]

Under U.S. GAAP, the excess, if any of the fair value of the shares placed in escrow in the year ended April 30, 2000 over the nominal amount paid would be recorded as compensation expense upon release from escrow, with a corresponding credit to additional paid-in capital. The resulting compensation expense recorded for U.S. GAAP purposes in the year ended April 30, 2000 was $1,627,197. The shares were released from escrow in the year ended April 30, 2006, resulting in a reallocation of $1,900,000 from common shares to contributed surplus for Canadian GAAP purposes.

[c]

For purposes of reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components.  Comprehensive income includes all changes in equity during the year except shareholder transactions. Accumulated other comprehensive income was $nil as at April 30, 2005, 2006 and 2007.

[d]

For purposes of Canadian GAAP, the effect of the change in accounting policy described in note 3[b] is applied retroactively and all prior years were restated. For purposes of U.S. GAAP, the effect of the change in accounting policy described in note 3[b] was applied as a cumulative effect adjustment to the reported net loss for the year ended April 30, 2005.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[e]

For purposes of Canadian GAAP, the Company has classified the convertible royalty participation units, which contain characteristics of both debt and equity, according to its individual liability and equity components as described in note 11. For purposes of U.S. GAAP, the units are classified as liabilities as the conversion feature does not qualify for separation and recognition as equity.  In addition this has resulted in a corresponding reclassification of deferred financing costs from equity (under Canadian GAAP) to deferred financing costs for U.S. GAAP purposes. In summary for the year ended April 30, 2007, for U.S. GAAP purposes this difference resulted in: (i) a $731,396 increase in deferred financing costs; (ii) a $5,744,548 increase in liabilities; (iii) a $4,554,165 decrease in shareholders’ equity; and (iv) a $458,987 increase in the loss and comprehensive loss for the year.

[f]

In December 2004, the Financial Accounting Standards Board issued Statement No. (SFAS) 123R “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method.

On May 1, 2006, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS 123R, using the modified prospective transition approach which recognizes the grant-date fair value of compensation for new and unvested awards beginning May 1, 2006. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in the year ended April 30, 2004 as described in note 19[g].

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs. Under U.S. GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has determined that the effect of estimated forfeitures upon the adoption of SFAS 123R n stock-based compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of the significant U.S. GAAP variations from above on the consolidated balance sheets are as follows:

	2007			2006
	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)	CDN GAAP ($)	Cumulative Difference ($)	U.S. GAAP ($)
Assets:
Intangible assets [a]	1,670,785	(1,670,785)	—	5,569,091	(5,569,091)	—
Deferred financing costs [e]	473,259	731,396	1,204,655	—	—	—
Liabilities:
Convertible royalty participation units [e]	4,846,710	5,744,548	10,591,258	—	—	—
Shareholders’ equity:
Common shares [b]	124,994,216	1,900,000	126,894,216	117,665,645	1,900,000	119,565,645
Convertible royalty participation units [e]	4,554,165	(4,554,165)	—	—	—	—
Additional paid-in capital / contributed surplus [b]	7,829,567	36,197	7,865,764	4,037,948	36,197	4,074,145
Deficit	(124,717,044)	(4,065,969)	(128,783,013)	(108,664,872)	(7,505,288)	(116,170,160)

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

The impact of the significant U.S. GAAP variations from above on the consolidated statements of loss are as follows:

	2007	2006	2005
	$	$	$

Loss for the year, Canadian GAAP	(16,052,172)	(11,349,855)	(10,543,702)
Adjustment for amortization and write-down of acquired technology [a]	3,877,580	821,281	514,396
Adjustment for amortization and write-down of technology licenses [a]	20,726	19,512	19,814
Adjustment for purchase of in-process research and development [a]	—	—	(5,810,049)
Adjustment to accretion of convertible royalty participation units [e]	(458,987)	—	—
Loss for the year before cumulative effect of change in accounting policy, U.S. GAAP	(12,612,853)	(10,509,062)	(15,819,541)

Cumulative effect of change in accounting policy [d]	—	—	(982,213)
Loss and comprehensive loss for the year, U.S. GAAP	(12,612,853)	(10,509,062)	(16,801,754)

Basic and diluted loss per share, U.S. GAAP	$(0.15)	$(0.14)	$(0.29)
Weighted average number of common shares outstanding, U.S. GAAP	82,589,809	73,053,906	58,218,261

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

19.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d.)

[g]

The following pro forma financial information presents the loss and basic and diluted loss per share for the years ended April 30, 2005 and 2006 had the Company recognized stock-based compensation using a fair value based method for stock options granted to employees and directors prior to May 1, 2003:

	2006 $	2005 $

Loss for the year as reported - U.S. GAAP	(10,509,062)	(16,801,754)
Add: Stock-based employee compensation expense included in loss for the year as reported - U.S. GAAP	279,681	354,764
Deduct: Stock-based employee compensation expense using fair value based method for all stock options vested in the year	(327,256)	(725,637)
Pro forma loss for the year	(10,556,637)	(17,172,627)

Pro forma basic and diluted loss per share	(0.14)	(0.29)

For the year ended April 30, 2007 the Company has adopted SFAS 123R as described in note 19[f].

See note 14[f] for assumptions used in determining values for options granted in each of the years ended April 30, 2005 and 2006.

MIGENIX Inc.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

April 30, 2007

(Expressed in Canadian dollars)

20. SUBSEQUENT EVENTS

[a]

The Company issued 158,342 common shares at an aggregate value of $115,596 upon the conversion of 50,000 Series A and 50,000 Series B preferred shares pursuant to the achievement of a milestone in the MX-2401 lipopeptide program during April 2007. At April 30, 2007 the 50,000 Series A and 50,000 Series B preferred shares had a carrying value of $57,798 and $57,798, respectively [note 14[b][i]].

[b]

The Company issued 68,259 common shares for proceeds of $36,567 on the exercise of warrants for the purchase of 58,500 common shares at $0.55 per common share and 9,759 common shares at $0.45 per common share.

[c]

The Company granted options to acquire 687,675 common shares at exercise prices ranging from $0.61 to $0.69 and expiring between May 9, 2008 and June 11, 2015.

[d]

Options to acquire 130,874 common shares were cancelled or expired at exercise prices ranging from $0.38 to $3.30.

[e]

The Company received notice pursuant to the Material Transfer and Option agreement with Schering-Plough Corporation [note 17[d]] that Schering will not enter into a second period of exclusivity to negotiate the terms of a license agreement for the Company’s Hepatitis C Virus  product, celgosivir.

[f]

The Company received a 90 day notice of termination with respect to the Wyeth license agreement [note 17[e]].

[g]

The Company has entered into an offer to lease for approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility [note 12[a]].

21. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from financial statements previously presented to conform to the presentation of the 2007 consolidated financial statements

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

The following is a discussion of the financial condition and results of operations of MIGENIX Inc. and its subsidiaries (the “Company”). This discussion should be read in conjunction with the Company’s April 30, 2007 audited consolidated financial statements and related notes included therein. All amounts unless indicated otherwise are expressed in Canadian dollars. The discussion and analysis contained in this Management’s Discussion & Analysis is as of July 27, 2007 (with the exception of the July 30, 2007 update in the “DEVELOPMENT PROGRAMS - Omiganan 1% gel: Prevention of Catheter-Related Infections” section). Additional information on the Company including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment of 1,850 patients in the CLRIS trial in the second quarter of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for Omigard in the first half of 2009; receiving up to  US$27 million in milestone payments; data from the celgosivir Phase II extension protocol being available by the end of 2007; 4-week interim results from the Phase II viral kinetics combination study of celgosivir in approximately 10 treatment-naïve patients in the third quarter of 2007; submitting an IND in the US in the first quarter of 2008 for the future development of celgosivir; Cutanea Life Sciences completing the Phase II CLS001 rosacea clinical trial in 2007; completing the MX-2401 GLP non-clinical studies in approximately 12 months; our estimate of the probable royalties payable to the holders of the convertible royalty participation units; our estimate of US$225,000 in milestone payments pursuant to our preferred shares in the next 12 months; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s financial resources being sufficient to fund operations into the second or third quarter of calendar 2008.

With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the Omigard CLIRS trial; the adequacy of the CLIRS trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including an NDA, for Omigard; our ability to manage licensing opportunities; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; our partner Cutanea Life Sciences completing a Phase II CLS001 rosacea clinical trial in 2007; to and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

BUSINESS OVERVIEW

We are in the business of researching, developing and commercializing drugs primarily in the area of infectious diseases. We do not currently have any products approved for sale and our operations consist principally of research and development activities to advance our drug candidates through the product development and regulatory processes to obtain marketing approval (see “Product Approval Process” below).  Our drug development programs are summarized in the following table:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

ANTI-INFECTIVE DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
Omiganan 1% gel (cationic peptide). Also known as OmigardTM, CPI-226 and MX-226.	Prevention of catheter-related infections (topical)

Phase III; one Phase III study has been completed in the United States. The North American and European development and commercialization rights for the topical treatment or prevention of device-related, burn-related or surgery-related infections are out-licensed to Cadence Pharmaceuticals. Cadence is conducting a confirmatory Phase III study in the United States under a Special Protocol Assessment (SPA) agreement with the US FDA and in Europe. Cadence expects to complete enrollment in the study in the second quarter of 2008. If the study results are positive Cadence plans to submit an NDA for marketing approval in the United States in the first half of 2009.

Omiganan for dermatological diseases (cationic peptide). Also known as CLS001; precursor product designated as MX-594AN.	Rosacea and other dermatological diseases (topical)

Phase II; a precursor product, (MX-594AN), completed two Phase II studies in the United States for the treatment of acne. The global development and commercialization rights for omiganan for use in dermatological diseases are licensed to Cutanea Life Sciences.  Cutanea has selected rosacea as its lead indication for development and has initiated a United States Phase II trial with CLS001. Cutanea expects to complete the study before the end of calendar year 2007.

Celgosivir (alpha-glucosidase I inhibitor). Also known as MX-3253.	Treatment of chronic Hepatitis C Virus infections (oral)

Phase II; completed two Phase II studies (a Phase II monotherapy trial and a Phase II proof of concept combination therapy non-responder study). An extension protocol for continued access to treatment for patients completing the Phase II non-responder study is ongoing. A Phase II viral kinetics study testing celgosivir in combination with peg-interferon and ribavirin in treatment-naïve patients is in progress with interim 4-week data expected in the third quarter of 2007.

MX-2401 (amphomycin-related lipopeptide)	Treatment of serious gram positive infections (intravenous)

Preclinical; lead candidate being advanced; $9.3 million funding commitment from Technology Partnerships Canada. GLP non-clinical studies started in April 2007. These GLP non-clinical studies are required for regulatory submissions to enter human clinical trials and could be completed approximately 12 months.

SB-9000 (dinucleotide). Also known as MX-1313.	Treatment of Hepatitis B Virus infections	Preclinical; out-licensed to Spring Bank Technologies.
HCVnn (non-nucleoside small molecule)	Treatment of chronic Hepatitis C Virus infections	Preclinical; lead series of compounds identified with development work focused on optimizing oral bioavailability, potency and further testing of compounds to generate a lead development candidate.
DEGENERATIVE AND METABOLIC DRUG DEVELOPMENT PROGRAMS
Program Name and Compound Class	Disease Area	Stage of Development
MX-4509 (17α-estradiol sodium sulfate)	Treatment of neurodegenerative diseases (oral)

On hold; data from non-clinical studies evaluating the potential of MX-4509 in two possible orphan indications did not show a benefit of treatment with MX-4509. Intangible asset carrying value of $3.3 million written off as at January 31, 2007.

MX-4565 (small molecule)	Treatment of neurodegenerative diseases (e.g. Parkinson’s disease, Alzheimer’s disease) and ophthalmic diseases (e.g. retinitis pigmentosa, glaucoma)

Preclinical; the potential of MX-4565 in Parkinson’s Disease and other diseases is being evaluated. Parkinson’s work is supported by a grant from the Michael J. Fox Foundation awarded to us in June 2007. The grant award agreement provides Elan Pharmaceuticals with a limited right to license the technology arising from the project for certain uses in the field of human disease.

MX-4042 (small molecule)	Treatment of arthritis	Preclinical

Product Approval Process

The production and manufacture of our drug candidates, and our research and development activities, are subject to rigorous governmental regulations regarding safety and efficacy. In Canada, these activities are regulated by the Food and Drugs Act administered by Health Canada. In the United States, drugs are regulated by the Federal Food, Drug, and Cosmetic Act, administered by the Food and Drug Administration (“FDA”). The government regulatory

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

authorities have responsibility for overseeing the country's requirements for conducting clinical trial investigations and approving new drugs for marketed use. Regulatory authorities require facilities responsible for manufacturing, processing, packaging, labeling or holding of drugs, sites performing preclinical work to support marketing applications and all clinical sites to adhere to a strict set of standards, specifically Good Manufacturing Practices (“GMPs”), Good Laboratory Practices (“GLPs”) and Good Clinical Practices (“GCPs”). Routine inspections are performed to ensure compliance with these standards.

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

(b) Phase I Clinical Trials. Phase I clinical trials consist of testing a drug candidate in a small number of human subjects (usually healthy volunteers) to assess its safety (toxicity), dose tolerance and pharmacokinetic properties including absorption, distribution, metabolism and elimination. Information from a Phase I study is used to design well-controlled Phase II studies.

(c) Phase II Clinical Trials. Phase II clinical trials usually involve a larger number of subjects than is required for Phase I clinical trials. They are conducted to evaluate the safety, tolerability and effectiveness of a drug in patients having the disease or medical condition for which the drug is likely to be indicated. These trials also serve to identify possible common short-term side effects and risks in a larger group of patients. Potential dosing regimens may also be evaluated during Phase II clinical trials.

(d) Phase III Clinical Trials. Phase III clinical trials involve conducting tests in an expanded patient population at geographically dispersed test sites (multi-center trials) to confirm clinical safety and effectiveness, after preliminary evidence suggesting efficacy of the drug has been demonstrated in Phase II studies. These trials also generate information from which the overall benefit-risk relationship relating to the drug can be determined and provide information as to what may be included in the drug labeling.

Successful preclinical results (achieving potentially valuable pharmacological activity combined with an acceptable level of toxicity) enable the developer of a new drug to seek authorization from regulatory authorities to commence clinical trials. In the United States, an Investigational New Drug (“IND”) application must be submitted to the FDA at least 30 days before clinical trials begin. In Canada, a Clinical Trial Application (“CTA”) must be approved by Health Canada prior to commencement of each clinical trial. The IND or CTA contains all relevant preclinical and clinical information.

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

Upon completion of all clinical trials, the results are submitted to the FDA as part of a New Drug Application (“NDA”) or to Health Canada as part of a New Drug Submission (“NDS”) to obtain approval to commence marketing of the drug. On approval of these submissions, the FDA or Health Canada grants a license to market the product in the United States or Canada, respectively.

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

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

MIGENIX Business Model

We are focused on developing compounds from the post-discovery stage (i.e. lead identification and optimization) through to late-stage clinical development (i.e. Phase II or Phase III). In the future, we intend to expand our business model to retain certain commercialization rights. Additionally we may collaborate with third parties to advance research and development programs, and out-license non-core programs to third parties. To expand the breadth and depth of our product pipeline, our business model includes acquiring and in-licensing technologies and product candidates, typically at the post-discovery to Phase I stages of development.

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

DEVELOPMENT PROGRAMS

Omiganan 1% gel: Prevention of Catheter-Related Infections

In June 2005 Cadence Pharmaceuticals, Inc. (“Cadence”; NASDAQ: CADX), our partner for the North American and European development and commercialization of omiganan 1% gel, and the FDA reached a written agreement on a protocol for a second, confirmatory Phase III clinical trial of omiganan 1% gel which, if successful, would support US marketing approval for the prevention of local catheter site infections (“LCSI”), a recognized precursor to catheter-related bloodstream infections. This agreement was reached under the FDA's special protocol assessment (“SPA”) process, which establishes a written agreement between the FDA and the sponsoring company regarding clinical trial design, endpoints, study conduct, data analysis, and other elements of the study protocol. It is intended to provide agreement that, if the trial is executed per the protocol and pre-specified trial endpoints are achieved, they may serve as the primary basis for an efficacy claim in support of an NDA. In general, the SPA agreement is considered binding on both the FDA and the study sponsor. The omiganan 1% gel development program holds fast track status from the FDA.

In the first Phase III study (completed July 2003 in the United States) with over 1,400 patients, omiganan 1% gel demonstrated a statistically significant 49% reduction in LCSIs (p = 0.004), and a statistically significant 21% reduction in catheter colonization (p = 0.002), both secondary endpoints in the study. In the study there was also a statistically significant 51% reduction in catheter replacements (p = 0.002). Statistical significance was not reached in the study for the primary endpoint of catheter-related bloodstream infections.

Cadence initiated United States enrollment in the second, confirmatory multi-national pivotal Phase III study of omiganan 1% gel in August 2005 pursuant to the SPA described above. European enrollment in the study was initiated in January 2006. This confirmatory Phase III trial is a randomized, Evaluation Committee-blinded study to assess the effectiveness of omiganan 1% gel vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,850 hospitalized patients (see enrollment target discussion below) with central venous catheters. This ongoing trial is known as the Central Line Infection Reduction Study, or CLIRS trial. The primary efficacy endpoint of the CLIRS study is to evaluate whether omiganan 1% gel is superior to 10% povidone-iodine treatment in reduction of LCSIs in patients requiring central venous catheterization. The trial is designed to have 80% power to detect significance at the p=0.05 level. Other secondary objectives of this CLIRS study include

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

assessing the effectiveness of omiganan 1% gel in preventing catheter colonization, catheter-related bloodstream infections and all-cause bloodstream infections in patients requiring central venous catheterization, as well as gathering additional safety data on omiganan 1% gel.

On April 30, 2007 Cadence announced their intent to discuss with the FDA a proposal to increase the number of patients to be enrolled in the CLIRS trial (the original target enrollment was 1,250 patients).  The increase in the number of patients in the CLIRS trial is intended to maintain the statistical power of the trial and was prompted by Cadence’s planned re-analysis of data from the initial Phase III clinical trial of this product candidate. This re-analysis was performed as part of the standard procedure for analyzing data to prepare a final report of the study for a potential NDA or other applications for marketing authorization. Since LCSI was a secondary endpoint in the first Phase III trial and is the primary endpoint of this confirmatory Phase III study, the re-analysis required the use of a slightly different, stricter definition of LCSI, and showed that LCSIs were observed in 6.1% of subjects treated with the povidone-iodine control compared to 3.5% in the subjects treated with omiganan 1% gel.  This represents a 41.9% decrease in LCSIs, statistically significant at p = 0.032 (the previous analysis as a secondary endpoint indicated an approximately 49% reduction), as well as a reduction in the overall LCSI infection rate.  The catheter colonization and catheter-related bloodstream infection results from the initial Phase III study were not impacted by the re-analysis.

Because the target sample size for the CLIRS trial is based, in part, upon the LCSI rate and treatment effect, Cadence believes that adding patients is prudent in order to maintain the statistical power of the study. Additionally, improvements to hospital infection prevention practices since the CLIRS trial began may reduce catheter-related infection rates, further supporting an increase in the number of patients. Cadence was required to obtain the FDA’s concurrence with the proposed increase in enrollment.

On July 30, 2007 Cadence announced that the FDA had agreed with their plan to increase the number of patients to be enrolled in CLIRS trial from 1,250 to 1,850. Cadence also announced that in June 2007 it completed enrollment of the original target of 1,250 patients in this clinical trial. Cadence expects that based upon the current enrollment rate, and the fact that they have continued to add new clinical trial sites, they will complete enrollment of the new goal of 1,850 patients in the second quarter of 2008. If the results of the CLIRS trial are positive, Cadence expects to submit an NDA for omiganan 1% gel in the first half of 2009.

Cadence also intends to pursue a pediatric indication for omiganan1% gel in the prevention of catheter-related infections. Similar to the adult population, CVCs are a significant source of infectious complications in hospitalized neonates, infants, and children. As current and prior studies of omiganan have been in adult patients, some studies in pediatric patients will likely be required for expansion to a pediatric population.

Under the terms of the Collaboration and License agreement with Cadence, MIGENIX will receive up to US$27 million in development and commercialization milestone payments, upon the achievement of specified milestones, starting with the US and European regulatory submission process; and a double-digit royalty on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). In addition, Cadence funds the clinical, regulatory, and commercialization costs related to omiganan 1% gel and is responsible for manufacturing. Cadence’s commercialization focus is on the United States market and thus Cadence intends to establish a strategic partnership(s) for the commercialization of Omigard™ for the rights it has outside of the United States. The rest of world (ROW; territories outside North America and Europe) rights held by MIGENIX may also be made available in combination with Cadence’s rights for prospective global partners. In parallel, MIGENIX is pursuing regional partners for the ROW territories.

Celgosivir: Treatment of Chronic Hepatitis C Virus (“HCV”) Infections

The current standard of care treatment regimen for genotype 1 HCV infections (the most common North American genotype) is a combination therapy approach (combination of pegylated alpha interferon and ribavirin) which is effective in about 50% of patients. Preclinical studies have demonstrated synergistic activity between celgosivir, interferon alpha and ribavirin, as well as other anti-HCV compounds, in a BVDV surrogate model for HCV infections. Celgosivir has also been shown to inhibit HCV in vitro. These data provide the basis for the Company’s strategy to develop celgosivir as a combination therapy with pegylated alpha interferon and other anti-HCV products (including products currently in development) for the treatment of chronic HCV infection.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Our celgosivir clinical development activities to date include three Phase II clinical studies in patients infected with chronic HCV genotype 1: (i) a monotherapy study (completed in September 2005); (ii) a combination therapy study in patients previously non-responsive or partially responsive to pegylated alpha interferon-based therapy (completed in November 2006; final results April 2007); and (iii) a combination therapy viral kinetics study in treatment-naïve patients (ongoing):

Phase II Monotherapy Study

The Phase II monotherapy study was an open-label, randomized, dose-response, 12-week study in treatment-naïve and interferon-intolerant chronic HCV genotype 1 patients divided into three treatment groups. Enrollment started in October 2004 and 43 patients participated. The results demonstrated that celgosivir was well-tolerated with generally mild to moderate, reversible side effects, and no serious adverse events were observed. In two patients an antiviral effect (measured by the decrease from baseline of HCV RNA) of 1.0 log10 (90% clearing of the virus) or greater was observed, with one patient achieving a peak reduction in HCV RNA of 2.6 log10 (99.8% clearing of the virus). The mean viral load reduction in HCV RNA did not reach clinical significance in any of the treatment arms. The Company concluded that the Phase II monotherapy results, along with the preclinical synergy data generated to date (synergistic activity between celgosivir, interferon alpha and ribavirin), support the Company’s combination therapy development strategy.

Phase II Combination Therapy Study (non-responder and partial responder patients)

A randomized multi-center, active controlled Phase II combination study was initiated in November 2005. The study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated alpha interferon and ribavirin (the “non-responder study”).

The Phase II non-responder study and an extension protocol (see description of extension protocol below) were supported in part through a Material Transfer and License Option agreement with Schering-Plough Corporation (“Schering”). The agreement with Schering provided for (a) the supply of PEGETRON® (peginterferon alfa-2b powder plus ribavirin), (b) certain technical and laboratory support and other services, and (c) certain limited rights for Schering’s review of clinical trial results and for the negotiation of a license agreement. As of April 30, 2007, we estimate that the value of the PEGETRON® and lab testing services received by the Company to be approximately $1.1 million ($0.4 million for the year ended April 30, 2007; and $0.7 million for the year ended April 30, 2006), and the Company has recorded this non-monetary consideration and expense at a net cost of $nil in its research and development expenses.

Enrollment in the non-responder study was completed in June 2006 and top-line results of the study were announced on November 6, 2006. MIGENIX was subsequently informed by Schering that approximately 50% of the original viral load samples from the study, which Schering tested under the Material Transfer and License Option Agreement, required retesting. Final top line results of the study after completion of the retesting by Schering were announced April 11, 2007. A total of 57 patients were enrolled into the study (36 were non-responders and 21 were partial responders to prior pegylated alpha interferon-based HCV treatment).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12 weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

•

42% (5/12) Early Virological Response (“EVR”) with the celgosivir triple combination arm compared to 10% (1/10) EVR in the control treatment arm. This compares with 33% (4/12) EVR (triple combination) vs 10% (1/10) (control treatment) in the original study results. EVR is defined as a 2 log10 or greater HCV viral load reduction (“VLR”) at 12 weeks.

•

1.63 log10 (triple combination) mean HCV VLR compared to a 0.92 log10 VLR (control treatment). This compares with a 1.2 log10 VLR (triple combination) vs a 0.4 log10 VLR (control treatment) in the original study results.

•

a more rapid onset of treatment effect as measured by VLR within the first 2 weeks of therapy in the triple combination as compared to the control treatment.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

In addition to the triple combination and control treatment results reported above, the following results were also consistent with the originally reported results: (a) the double combination did not show a meaningful difference in mean viral load reduction and EVR when compared to the control treatment in non-responder patients; and (b) in the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn and the double combination showed less effect than the control treatment.

The celgosivir combination therapies were well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin.  Only 7 of the 57 patients entering the study dropped out prior to week 12.

These top-line results demonstrated proof-of-concept and evidence of clinical benefit when using celgosivir triple combination as compared to the active control treatment in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated alpha interferon plus ribavirin. Non-responders in our study were defined as patients who never reached an EVR with optimized pegylated alpha interferon plus ribavirin (i.e. patients who did not achieve 2 log10 or greater reduction in viral load at 12 weeks of their previous pegylated alpha interferon plus ribavirin treatment therapy). One-third of our non-responder patients (11 of 36) were actually “null responders” with viral load reductions of 0.4 log10 or less in their previous therapy.

Data from the Phase II non-responder study were presented on April 15, 2007 at the 42nd Annual Meeting of the European Association for the Study of the Liver (EASL) held in Barcelona, Spain and on May 21, 2007 at Digestive Disease Week (DDW) 2007 held in Washington, DC.

The Extension Protocol: In conjunction with the non-responder study, a protocol was designed and approved by Health Canada to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physicians, patients could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switching to, the triple combination. Of the 31 patients continuing treatment in the extension protocol, 15 patients completed 48 weeks of treatment and 16 patients discontinued treatment before the 48th week. Patients are being followed up to an additional 24 weeks (to week 72). Since this is primarily an expanded access protocol, and not a clinical study, anecdotal data primarily related to safety will be available on individual patients by the end of 2007.

On December 7, 2006 we provided to Schering a summary of the Phase II non-responder study results for their exclusive review pursuant to the Material Transfer and License Option agreement. As a result of the retesting matter described above, we agreed with Schering that their limited period of exclusivity for data review would commence upon providing Schering a new data package incorporating the retesting results. On April 27, 2007 we provided Schering a new data package incorporating the retesting results. Schering, on June 26, 2007, advised us that they would not be entering into a second period of exclusivity to negotiate the terms of a license agreement for celgosivir at that time. MIGENIX is, therefore now free to advance discussions with other interested parties. Schering expressed a willingness to consider providing us with guidance on study design and drug supplies in support of celgosivir’s further clinical development.

Phase II Viral Kinetics Combination Therapy Study (treatment-naïve patients)

In May 2006 the Company received a Notice of Authorization from Health Canada for a Phase II viral kinetics combination study of celgosivir in patients with chronic HCV (genotype 1) infection who had not received prior treatment for their infection. The focus of this study is on the viral kinetics, pharmacokinetics, safety and tolerability of celgosivir in combination with peginterferon alfa-2b and ribavirin. In July 2006 we received approval for an amended protocol to include two treatment arms rather than the previous three-arm design and enrollment in the study started in October 2006. This Phase II study is a 12-week randomized, active-controlled study in up to 20 patients in two treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (active control). Enrollment in the study has been slower than anticipated for reasons that MIGENIX believes include the significant time commitment required by the patients due to the viral kinetics focus of the protocol, the small number of sites available due to the requirement of in-clinic stays, and to some extent the fact that treatment-naïve patients tend to be less motivated to try new treatments. Interim 4-week

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

data from the study are expected in approximately 10 patients in the third quarter 2007, with guidance for 12-week data to be provided in conjunction with the 4-week data.

Investigational New Drug (“IND”) application

All MIGENIX-related clinical trials of celgosivir to date have been conducted in Canada. We plan to submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

Omiganan for Dermatological Diseases

A license agreement for the development and commercialization of omiganan for use in dermatological diseases was executed on December 7, 2005 with Cutanea Life Sciences, Inc., (“Cutanea”) a private, dermatological pharmaceutical company based in metropolitan Philadelphia, Pennsylvania.

Cutanea has initiated a Phase II rosacea clinical trial in the United States using CLS001, a topical formulation of omiganan for dermatologic use. The Phase II trial is a randomized, vehicle-controlled, double-blind, multi-center study designed to evaluate the safety and efficacy of CLS001 in up to 240 subjects with papulopustular rosacea.  The primary efficacy endpoint is the mean percent reduction in the number of inflammatory lesions.  This study is expected to be completed by the end of 2007.

Pursuant to the license agreement, MIGENIX can receive up to approximately US$21 million in development and commercialization milestone payments, as well as single digit royalties on net sales (see “LIQUIDITY and CAPITAL RESOURCES” for May 2006 financing involving these royalties). Cutanea received exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs. Prior to licensing omiganan for dermatological diseases to Cutanea, MIGENIX had completed three Phase I and two Phase II clinical studies exploring the use of omiganan in the treatment of acne.

MX-4509: Treatment of Neurodegenerative Diseases

MX-4509 (17α-estradiol sodium sulfate) was being evaluated for its therapeutic potential in certain neurodegenerative indications. A non-clinical study in a potential neurodegenerative orphan indication was initiated in October 2005 and a study in a second indication started in May 2006. Results of these non-clinical studies did not show a benefit for MX-4509 treatment. As a result, an intangible asset write-down in the amount of $3.3 million was recorded as at January 31, 2007.

MX-2401: Treatment of Serious Gram-positive Bacterial Infections

MX-2401 is being developed for the treatment of serious gram positive bacterial infections.  On March 31, 2005 we entered into an agreement with the Government of Canada under the Technology Partnerships Canada (“TPC”) program which will provide up to $9.3 million in funding for the development of MX-2401 through the completion of the first Phase III clinical trial.

The manufacturing of MX-2401 for the Good Laboratory Practices (“GLP”) compliant non-clinical toxicity studies required to support moving into Phase I clinical development was completed during the year ended April 30, 2007. Additionally, the Company initiated interactions with Health Canada to obtain feedback on the pre-Phase I development program. GLP non-clinical studies were initiated in April 2007 and could be completed in approximately 12 months. Timing for completion of the GLP studies is dependent upon (1) additional manufacturing process development work; (2) initiation of the remaining required GLP studies; and (3) financial resources. Prior to initiating clinical trials in humans with MX-2401, the Company will need to complete the GLP studies, manufacture clinical trial GMP quality MX-2401, submit and obtain regulatory approval for initiating clinical studies, and complete various other activities. In May 2007, 50,000 Series A and 50,000 Series B preferred shares were converted into 158,342 common shares to pay US$100,000 in milestones achieved during April 2007 in the MX-2401 program.

Other Matters

Effective February 12, 2007 the Company terminated its license agreement with Idera Pharmaceuticals Inc (formerly Hybridon Inc). This license agreement relates to an inactive program (MX-1121) that was written off by the Company in April 2004. In connection with the termination of the license agreement, the Company in March 2007 redeemed 5,250,000 Series C Preferred shares for an aggregate of US$1 and these shares have now been cancelled.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

We received notice from Pfizer effective June 12, 2007 terminating the agreements we acquired as part of our merger with MitoKor in August 2004. In November 1998, MitoKor entered into a collaborative research and development agreement with Pfizer pursuant to which Pfizer funded certain research performed by MitoKor through May 2002. Concurrent with the research and development agreement, MitoKor also entered into a license and royalty agreement with Pfizer. To date, no milestone payments or royalty income has been received associated with the agreement.

We received a notice dated June 29, 2007 from Wyeth for the termination of a license agreement we acquired as part of our merger with MitoKor in August 2004.  Under the agreement, Wyeth holds an exclusive, worldwide license, as well as options to obtain a license under certain of the Company’s patents to develop certain estrogens and estrogen-like compounds for the treatment of human neurodegenerative disease, including Alzheimer’s disease and certain other dementias. To date, no agreement-associated milestone payments or royalty income has been received.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and United States securities laws, and include controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As of April 30, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“MI 52-109”). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as at April 30, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

As of April 30, 2007, management evaluated the design of our internal control over financial reporting as defined under MI 52-109 and, based on that evaluation, determined that an aspect of our internal control over financial reporting required improvement.  The control deficiencies identified by the Company did not result in adjustments to any of our annual or interim consolidated financial statements.

As a small organization, similar to other small organizations, the Company’s finance department is composed of a small number of key individuals, resulting in limitations on the segregation of duties.  Specifically, certain financial personnel have incompatible duties that allowed for the creation, review and processing of certain financial data without independent review and authorization.  We will continue to develop and employ appropriate measures to properly assign job roles and responsibilities to employees to ensure the proper segregation of duties where feasible, and the Chief Executive Officer and Chief Financial Officer will continually monitor the financial activities of the Company.  The Chief Executive Officer and Chief Financial Officer have concluded that considering the management and Audit Committee oversight, the risks associated with the segregation of duties are not significant enough to justify the expense associated with adding employees to segregate duties.

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the three month period ended April 30, 2007 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.  No such significant changes were identified through their evaluation.

CRITICAL ACCOUNTING POLICIES

The Company’s audited consolidated financial statements and unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the reporting currency is Canadian dollars. These accounting principles require the Company to make certain estimates

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made.  Actual results could differ from these estimates.  Areas of significant estimates include: recognition of revenue, amortization of intangible assets, assessment of the carrying value of intangible assets, accretion of the convertible royalty participation units and stock-based compensation. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“US GAAP”) is described in Note 19 to the audited consolidated financial statements for the year ended April 30, 2007.

The significant accounting policies that the Company believes are the most critical in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

Revenue to date has primarily been derived from initial license fees and research and development collaboration payments from licensing arrangements. Initial fees and milestone fees received which require the Company’s ongoing involvement are deferred and amortized into income over the term of the underlying product development period.  A change in the underlying product development period from the originally estimated period may result in a longer or shorter period that the initial fees are amortized into income, decreasing or increasing income respectively. Research and development collaboration revenues generally compensate the Company for non-clinical and clinical activities related to development programs under collaborative/licensing agreements for certain product candidates of the Company, and are recognized as revenue when the research and development activities are performed under the terms of the agreements.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to the Company’s research and development programs.  Research costs are expensed as incurred and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization.  The Company assesses whether development costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Intangible assets

Intangible assets are comprised of technology licenses and acquired technology and include those acquired in exchange for equity instruments issued by the Company. Under US GAAP, costs to purchase rights to unproven technology which may not have alternate future uses are expensed as research and development.  Under Canadian GAAP, the purchase cost of such rights is generally capitalized as an intangible asset.  Any change in the future use or impairment of unproven technology may have a material impact on the Company’s Canadian GAAP financial statements.

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

Stock-based compensation

The Company grants stock options to executive officers and directors, employees, consultants and advisory board members pursuant to its stock option plans. The Company records all stock-based awards to the Company’s executive officers, directors and employees granted, modified or settled since May 1, 2003, and all stock-based awards to non-employees granted, modified or settled since May 1, 2002, at fair value. The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms of the stock options. The Company has disclosed the proforma effects to the loss and loss per common share for the period as if the fair value method had been used for awards to executive officers, directors and employees granted, modified or settled during the period May 1, 2002 to April 30, 2003. The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option and the expected volatility at the time the options are granted. Changes in these assumptions can materially affect the measure of the estimated fair value of the stock options and hence, the results of operations. Stock-based

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited.

ADOPTION OF NEW ACCOUNTING POLICIES

As a result of the convertible royalty participation unit financing completed May 3, 2006, we adopted the accounting policy for the convertible royalty participation units as described in “LIQUIDITY and CAPITAL RESOURCES” and  note 11 to the April 30, 2007 audited consolidated financial statements.

As a result of the deferred share unit plan approved September 12, 2006 and the subsequent award of deferred share units to non-management directors pursuant to the plan, we adopted the accounting policy for deferred share units as described in note 2 and note 14[h] to the April 30, 2007 audited annual consolidated financial statements. On the date of award, the fair value of the deferred share units awarded, being the fair value of the Company’s common shares at that date, is recorded as Contributed Surplus on the Company’s consolidated balance sheet and as compensation expense.

NEW ACCOUNTING PRONOUNCEMENTS

In 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued the following new accounting standards:

•

Section 1530, Comprehensive Income, defines and establishes the reporting requirements for comprehensive income.

•

Section 3251, Equity, replaces Section 3250, Surplus, and establishes standards for the presentation of changes to equity.

•

Section 3855, Financial Instruments – Recognition and Measurement, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

•

Section 3861, Financial Instruments – Disclosure and Presentation, replaces Section 3860 of the same name and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

These standards will be effective for us from May 1, 2007.  We will be evaluating the impact of these new accounting standards on our consolidated financial statements.

SELECTED ANNUAL FINANCIAL INFORMATION

The following table provides summary financial information for our April 30, 2007, 2006 and 2005 financial years:

	Years ended April 30
	2007	2006	2005
	(Expressed in thousands, except per share amounts)
Statement of Loss and Deficit
Total revenue	$19	$574	$2,451
Research and development expenses	$(7,494)	$(7,715)	$(8,567)
General and corporate expenses	$(3,616)	$(3,430)	$(3,770)
Amortization	$(822)	$(970)	$(897)
Write-down of intangible assets	$(3,316)	$(138)	$(16)
Loss on disposal/retirement of equipment	$(25)	$ -	$ -
Other income (expense)	$(798)	$329	$255
Loss for the year	$(16,052)	$(11,350)	$(10,544)
Accumulated deficit	$(124,717)	$(108,665)	$(97,315)
Basic and diluted loss per common share	$(0.19)	$(0.16)	$(0.18)

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

	As at April 30
	2007	2006	2005
	(Expressed in thousands)
Balance Sheet
Total current assets	$16,555	$10,092	$13,453
Total assets	$19,581	$16,872	$21,206
Total current liabilities	$1,958	$3,833	$2,658
Total liabilities	$6,920	$3,833	$2,644
Shareholders’ equity	$12,661	$13,039	$18,542

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

See “RESULTS OF OPERATIONS” and “LIQUIDITY AND CAPITAL RESOURCES” below for discussion of the period variations and trends in results of operations and financial condition. See also “SELECTED QUARTERLY FINANCIAL DATA” for summary of financial data and a discussion of period variations for our last eight quarters.

RESULTS OF OPERATIONS

MIGENIX commenced operations in January 1993 and has devoted its resources to the research and development of experimental new drug candidates. See “BUSINESS OVERVIEW” and “DEVELOPMENT PROGRAMS” for description of the Company’s business, the drug candidates being developed and current development activities, development and commercialization agreements, and near-term milestones. No product candidates being developed by MIGENIX have been approved to be marketed commercially to date. MIGENIX has been unprofitable since its formation incurring significant operating losses each year and has incurred a cumulative deficit of $124.7 million to April 30, 2007.

For the year ended April 30, 2007 (“Fiscal 2007”), MIGENIX incurred a loss of $16.1 million (2006: $11.3 million; 2005: $10.5 million) or $0.19 (2006: $0.16; 2005: $0.18) per common share. The increase in the Fiscal 2007 loss compared to the Fiscal 2006 loss is principally attributable to: (i) a $3.3 million write-down of intangible assets as at January 31, 2007 (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”); (ii) $1.4 million accretion of the convertible royalty participation units ($nil in Fiscal 2006 – see “Other Income and Expenses”); and (iii) lower revenues in Fiscal 2007 (see “Revenues”).

Revenues

During Fiscal 2007 the Company had no licensing revenue (2006: $0.2 million; 2005: $2.1 million). The Fiscal 2006 licensing revenue is from the license agreement completed with Cutanea Life Sciences in December 2005 (see "Omiganan for Dermatological Diseases”). The Fiscal 2005 licensing revenue is from the license agreement completed with Cadence Pharmaceuticals in August 2004 (see “Omiganan 1% Gel: Prevention of Catheter-Related Infections”).

During Fiscal 2007 the Company had nominal (< $0.1 million) research and development collaboration revenue (2006: $0.3 million; 2005: $0.4 million). These research and development collaboration revenues are principally pursuant to the sale of omiganan drug substance to Cadence and Cutanea. Under our license agreements with Cadence and Cutanea, they are responsible for manufacturing, therefore sales of drug substance to Cadence and Cutanea are not expected to continue as the sales are limited to supplies from our pre-licensing manufacturing activities.

Over the next five financial years we may earn development and commercial milestone revenue of: (a) up to US$27 million starting with the US and European regulatory submission process and a double digit percentage royalty

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

based on net sales pursuant to our agreement with Cadence Pharmaceuticals; and (b) up to US$21 million and a single digit percentage royalty based on net sales pursuant to our agreement with Cutanea Life Sciences. The development milestones are dependent on the successful completion of various individual development and regulatory steps in each of the programs and the commercial milestones are dependent on obtaining marketing approvals for the product candidates and achieving certain sales thresholds. The completion, timing and success of the activities that would lead to these milestone revenues and royalties are outside our control as the programs are directed by our partners. Additionally we have the opportunity for revenues from the potential partnering of celgosivir, the potential partnering of omiganan for the rest of world territories and our agreement with Spring Bank, however at this time we have insufficient visibility as to these matters to estimate revenues over the next five financial years (if any) from them.

Operating Expenses

Operating expenses increased in Fiscal 2007 to $15.3 million (2006: $12.3 million; 2005: $13.2 million) principally due to the $3.3 million write-down of intangible assets (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”).

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, costs associated with clinical trials, costs associated with non-clinical activities, patent-related costs and facility related costs. Clinical trial expenses include payments to vendors such as clinical research organizations, contract manufacturers, clinical trial sites, laboratories for testing of clinical samples and consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

We use our internal research and development resources, including our employees and facility, across various projects, and we do not account for these internal research and development expenses on a project basis. These expenses are included in the “unattributed expenses” category in the table below. We use external service providers to assist us in the conduct our clinical trials, to manufacture our product candidates and to provide various other research and development related products and services. We have tracked many of these external research and development expenses on a project basis. To the extent that expenses associated with external service providers are not attributable to a specific project, they are included in the “unattributed expenses” category in the table below.

The following table summarizes our research and development expenses(1) for the periods indicated:

	Years ended April 30
	2007	2006	2005
Program Expenses	(Canadian dollars, millions)
Omiganan 1% gel (partnered)	$0.0	$0.0	$0.0
Omiganan for dermatological diseases (partnered)	0.0	0.0	0.2
Celgosivir	1.5	2.1	1.2
MX-2401	1.1	0.6	0.6
MX-4509	0.2	0.2	0.7
Other Projects	0.3	0.3	0.2
Total Program Expenses	$3.1	$3.2	$2.9

Unattributed Expenses
Personnel	$2.7	$2.7	$3.3
Patent costs	0.8	0.9	1.0
Other	0.9	0.9	1.4
Total Unattributed Expenses	$4.4	$4.5	$5.7

Total Research & Development Expenses	$7.5	$7.7	$8.6

(1)

Before amortization expense, technology and license acquisition costs and write-offs of intangibles assets.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Our omiganan programs are being advanced by our development and commercialization partners:

•

Our partner for the North American and European development and commercialization of omiganan 1% gel, Cadence Pharmaceuticals, funds the clinical, regulatory and commercialization costs related to the program and are responsible for manufacturing.

•

Our partner, Cutanea Life Sciences, has the exclusive worldwide rights to develop and market omiganan and its analogues for dermatological indications. Cutanea is responsible for funding all development activities including formulation, clinical, regulatory, and commercialization costs.

Celgosivir program costs decreased in Fiscal 2007 compared with Fiscal 2006 principally due to a non-clinical toxicity study completed in Fiscal 2006 and higher manufacturing costs in Fiscal 2006 in preparation for the Phase II non-responder and Phase II viral kinetics combination studies (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”). These decreases were partially offset by an increase in Phase II study costs.

Costs in the MX-2401 program increased in Fiscal 2007 principally due to the manufacture of the 1kg non-GMP batch required to start the GLP non-clinical studies (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). The Fiscal 2007 MX-2401 program costs are net of $0.5 million in TPC assistance (2006: $0.2 million; 2005: $0.5 million).

We anticipate that we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis. We are currently focusing our resources on advancing the development of our non-partnered programs: celgosivir and MX-2401.  In the financial year ending April 30, 2008, we expect:

•

Cadence to be nearing completion of enrollment in the CLRIS study (if not complete, their current guidance is to complete enrollment in the second quarter of 2008).

•

Interim 4-week data from the Phase II viral kinetics study are expected in approximately 10 patients in the third quarter 2007 with guidance for 12-week data to be provided in conjunction with the 4-week data.

•

Data from the celgosivir combination therapy non-responder extension protocol by the end of 2007.

•

To submit an IND application in the United States in the first quarter of 2008 for the future development of celgosivir.

•

Results from the Phase II rosacea study being conducted by Cutanea Life Sciences by the end of 2007.

•

To complete the current MX-2401 GLP studies and make a decision on proceeding with the remaining GLP studies required for regulatory submissions to enter human clinical trials. We also plan to initiate additional manufacturing process development work in preparation for GMP manufacturing.

At this time, due to the risks inherent in the product development process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. There are numerous factors associated with the successful commercialization of any of our drug candidates, including future trial design and various regulatory requirements, many of which cannot be determined with accuracy at this time based on the stage of development. With product development timelines, the probability of success and development costs vary widely. While we are currently focused on advancing our highest priority product development programs, our future research and development expenses will depend on the determinations we make as to the scientific and clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential and prioritization. In addition, we cannot forecast with any degree of certainty which of our current product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to be substantial over the next few years as we continue the advancement of our product development programs. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could materially adversely affect our product development efforts and, in turn, have a material adverse effect on our results of operations. As we obtain results from non-clinical studies and clinical trials, we may elect to discontinue or delay studies or clinical trials for a product candidate or development

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

program in order to focus our resources on the most promising and/or highest priority product candidates or programs.

General and Corporate

General and corporate expenses in Fiscal 2007 were $3.6 million (2006: $3.4 million; 2005: $3.8 million). Personnel costs were $2.3 million in Fiscal 2007 (2006: $2.2 million; 2005: $2.2 million).

Amortization

Amortization expense for equipment in Fiscal 2007 was $0.2 million (2006: $0.3 million; 2005: $0.3 million).

Amortization expense for intangible assets in Fiscal 2007 was $0.6 million (2006: $0.7 million; 2005: $0.6 million).

Write-down Intangible Assets

The write-down of intangible assets in Fiscal 2007 was $3.3 million (2006: $0.1 million; 2005: <$0.1 million). Pursuant to quarterly reviews of intangible assets during Fiscal 2007 we determined that a $3.3 million write-down was appropriate in respect of the MX-4509 program. This write-down was based on the results of two non-clinical studies that did not support the Company’s orphan drug development strategy for MX-4509 (see “MX-4509: Treatment of Neurodegenerative Diseases”).

Other Income and Expenses

Other income and expenses includes three principal items: (1) interest income generated from investments of the Company’s cash balances; (2) accretion expense related to the convertible royalty participation unit financing completed in May 2006 (see “LIQUIDITY and CAPITAL RESOURCES”); and (3) foreign exchange gains and losses on the Company’s United States (“US”) dollar denominated cash and cash equivalents, amounts receivable and accounts payable balances. See “FINANCIAL INSTRUMENTS AND RISKS”.

Interest income was $0.6 million for Fiscal 2007 (2006: $0.3 million; 2005: $0.4 million). The increase in Fiscal 2007 interest income resulted from higher average cash, cash equivalent and short-term investment balances and higher average interest rates. The average rate of return for Fiscal 2007 was 4.1% (2006: 2.6%; 2005: 2.2%).

Accretion expense related to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”) for Fiscal 2007 was $1.4 million (2006: $nil; 2005: $nil). This accretion expense is a non-cash expense resulting from [i] accreting the liability component of the convertible royalty participation units to the maximum royalties payable of $29.5 million (will be reduced for actual royalties paid, any units converted into common shares and should our estimate of the probable royalties payable decline below $29.5 million) over the estimated royalty payment term using the effective interest method; and [ii] amortizing the deferred financing costs over the estimated term of the convertible royalty participation units.

The foreign exchange gains/losses were nominal (< $0.1 million) for each of Fiscal 2007 and Fiscal 2006 (2005: $0.1 million loss).

Equipment and Intangible Asset Expenditures

Equipment expenditures for Fiscal 2007 were $0.2 million (2006: < $0.1 million; 2005: $0.2 million). During Fiscal 2007 the Company upgraded its computer network.

Intangible assets at April 30, 2007 include acquired technology and capitalized technology license costs for the Company’s neurodegenerative (MX-4565 and MX-4042), lipopeptide (MX-2401), celgosivir, and HBV (SB-9000) programs. The $1.7 million carrying value of these intangible assets at April 30, 2007 does not necessarily reflect present or future values of the underlying programs/technologies and the ultimate amount recoverable by the Company in respect of these assets will be dependent upon the successful development and commercialization of products based on these assets and/or out-licensing of the programs/technologies to third parties (see “RISKS and UNCERTAINTIES”).

Acquired technology costs capitalized in Fiscal 2007 were $nil (2006: $nil; 2005: $5.8 million). The acquired technology costs capitalized Fiscal 2005 relate to the MitoKor programs (including MX-4509, MX-4565 and MX-4042) acquired August 31, 2004.

Technology license costs capitalized and acquired technology costs capitalized were $nil for each of Fiscal 2007,

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Fiscal 2006 and Fiscal 2005.

LIQUIDITY AND CAPITAL RESOURCES

As of April 30, 2007, the Company had cash, cash equivalents and short term investments of $15.3 million (April 30, 2006: $9.4 million) and the Company’s net working capital was $14.6 million (April 30, 2006: $6.3 million). The $8.3 million increase in net working capital from April 30, 2006 is primarily attributable to the $17.9 million in net proceeds from the May 2006 and December 2006 financings (see below), less the cash loss of $9.9 million (net loss excluding non-cash expenses: amortization, write-down of intangible assets, stock-based compensation, deferred share unit compensation, milestones being paid by conversion of preferred shares and accretion of the convertible royalty participation units) for the year ended April 30, 2007. The Company’s cash equivalents and short term investments are invested in high-grade liquid financial instruments with maturity dates, selected with respect to the expected timing of expenditures to fund operations (not to exceed three years) and prevailing and expected interest rates (see “FINANCIAL INSTRUMENTS AND RISKS”).

MIGENIX has financed its operations to date primarily through the sale of equity securities. During Fiscal 2007 the company completed two financing transactions:

•

On May 3, 2006 the Company completed a financing of $8.8 million relating to a portion of the future royalties from the Company’s license agreements with Cadence Pharmaceuticals (see “DEVELOPMENT PROGRAMS – Omiganan 1% gel: Prevention of Catheter-Related Infections”) and Cutanea Life Sciences (see “DEVELOPMENT PROGRAMS – Omiganan for Dermatological Diseases”). A total of 29,465 convertible royalty participation units were issued at a price of $300 per unit. Each unit entitles the purchaser to receive up to $1,000 of royalties under the license agreements to May 3, 2021. The $1,000 of royalties per unit is as follows: [i] 75% of the royalties under the license agreements until $300 of royalties is paid per unit; [ii] thereafter 50% of the royalties until a further $300 of royalties is paid per unit; and [iii] thereafter 25% of the royalties until a further $400 of royalties is paid per unit. The units contain features whereby the Company or the unit holders may elect to convert the units into the Company’s common shares (see “OUTSTANDING SHARE DATA”). In the event there are no royalties under the license agreements there is no obligation for the Company to make any payments to the unit holders. The Company’s obligation to pay royalties from the license agreements and/or to issue common shares upon conversion of a unit terminates upon the earlier of: (i) the date $1,000 of royalties has been paid in respect of the unit; (ii) the date the unit is converted into common shares; and (iii) May 3, 2021. The Company has provided the buyers (through a trustee) with a first-lien security interest over certain assets of the Company relating to the license agreements. The security interest can be acted on in the event of default by the Company including bankruptcy, non-payment of royalties received under the two license agreements, and certain other events. In the event of default the Company would become obligated to pay the unit holders $1,000 per unit less the royalties paid in respect of the unit. In connection with completing the transaction the Company: [i] paid the agent a cash commission of $0.7 million and issued to the agent warrants expiring May 3, 2009 for the purchase of 883,950 common shares at a price of $0.50 per common share (see “OUTSTANDING SHARE DATA”); and [ii] incurred approximately $0.4 million in legal, professional and other costs of which $0.3 million were included in other assets at April 30, 2006.

•

On December 6, 2006, the Company completed a bought deal public offering of 19,262,500 units at a price of $0.60 per unit for gross proceeds of approximately $11.6 million with each unit consisting of one common share and one-half of one common share purchase warrant (total of 19,262,500 common shares and 9,631,250 warrants). Each whole warrant allows for the purchase of one common share at a price of $0.80 per common share on or before December 6, 2011. In connection with the public offering the Company: [i] paid the underwriter a cash commission of $0.8 million; [ii] issued to the underwriter warrants expiring December 6, 2008 for the purchase of 963,125 units at a price of $0.60 per unit; and [iii] incurred approximately $0.6 million in legal, professional and other costs.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program (see “DEVELOPMENT PROGRAMS – MX-2401: Treatment of Serious Gram-positive Bacterial Infections”). As at April 30, 2007, the Company had expenditures qualifying for $1.2 million of funding under this commitment of which $0.6 million had been received and $0.6 million was recorded as government assistance receivable (April 30, 2006 - $0.7 million of funding under this commitment of which $0.5 million had been received and $0.2 million was recorded as government assistance receivable). The TPC funding covers 26% of eligible costs

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).  The royalty payable, if any, is 1.75% of any post commercialization revenues of the Company during the eleven year period ending March 31, 2019 to a maximum of $30.4 million. The royalty rate is reduced to 1.2% should the cumulative royalties reach $20.3 million. If the cumulative royalties have not reached $20.3 million by March 31, 2019 the royalty period will be extended to the earlier of: (i) March 31, 2023; and (ii) the cumulative royalties paid reaching $20.3 million. Royalties, if any, that may be payable to TPC would be accounted for in the period in which it is determined that payment is likely.

MIGENIX believes that its funds on hand at April 30, 2007, together with ongoing cost containment measures and expected interest income, are sufficient to provide for operations into the second or third quarter of calendar 2008 before funds received, if any, from existing or new license agreements, the exercise of warrants and options and future financing activities. The Company will continue advancing its highest priority programs (see “RISKS AND UNCERTAINTIES”) while operating within an annual burn rate of $11 million to $13 million. The magnitude of spending in the Company’s development programs will be dependent on the licensing status of the celgosivir program (see “DEVELOPMENT PROGRAMS - MX-3253: Treatment of Chronic HCV Infections”), results in the programs, and we may need to increase or decrease our annual burn rate in response to such results. MIGENIX is likely to need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained (see “RISKS AND UNCERTAINTIES”).

The Company has used redeemable/convertible preferred shares to facilitate the acquisition and in-licensing of new technologies and drug candidates. The preferred shares provide us with a vehicle to structure acquisitions and in-licensing transactions so as to lower the immediate cash cost to us, to pay milestones in the future in cash and/or common shares (at our option) based on the achievement of pre-determined product development milestones. The outstanding preferred shares at April 30, 2007 (see “OUTSTANDING SHARE DATA”) represent US$9.35 million in potential future milestone payments in the lipopeptide/MX-2401 (US$675,000), polyene (US$675,000), celgosivir (US$4,000,000) and MitoKor/MX-4509/MX-4565/MX-4042 (US$4,000,000) programs. During the next 12 months we estimate that 225,000 preferred shares (US$225,000) could become convertible or redeemable pursuant to the achievement of certain of these milestones which would result in a US$225,000 charge to research and development expenses. Each series of preferred shares includes provision for the Company to redeem the entire series for US$1, in which event any development milestones achieved subsequent to such redemption would be payable in cash. We anticipate that we will continue to use preferred shares for acquisitions and in-licensing in the future.

As at April 30, 2007, we had the following contractual obligations and commitments (1) (2) (3):

Contractual Obligations Payments due by period (Expressed in thousands of dollars)	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Operating Leases (4)	1,050	437	152	122	339
Purchase Obligations (5)	1,223	1,223	-	-	-
Total Contractual Obligations	2,273	1,660	152	122	339

(1)

Excludes US$9.35 million in contingent milestone obligations pursuant to the preferred shares discussed above and in “OUTSTANDING SHARE DATA”.

(2)

Excludes the following in respect of technology license and acquisition agreements: (i) up to an additional US$3.7 million of contingent milestone payments (payable in cash) if certain drug development milestones are achieved; and (ii) royalties on product sales and/or sub-licensing revenues.

(3)

Excludes $29.5 million in respect of potential royalties pursuant to the convertible royalty participation units (see “LIQUIDITY and CAPITAL RESOURCES”).

(4)

Includes office and lab premises lease agreements and maintenance fees due under license agreements.

(5)

Represents obligations under research, manufacturing, and service agreements.

OUTSTANDING SHARE DATA

As at July 27, 2007, there are:

•

94,463,806 (April 30, 2007: 94,237,205; April 30, 2006: 74,258,656) common shares outstanding. The 19,978,549 increase in common shares outstanding between April 30, 2006 and April 30, 2007 reflects the

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

completion of the December 2006 bought deal financing (19,262,500 common shares), the exercise of warrants (691,924 common shares) and the exercise of options (24,125 common shares). The 226,601 increase in common shares outstanding between April 30, 2007 and July 27, 2007 reflects the payment of  US$100,000 in milestone payments by issuing 158,342 common shares (see conversion preferred shares immediately below) and the exercise of warrants for the purchase of 68,259 common shares;

•

9,250,000 (April 30, 2007: 9,350,000; April 30, 2006: 14,600,000) convertible redeemable preferred shares outstanding consisting of 300,000 Series A, 950,000 Series B, 4,000,000 Series D and 4,000,000 Series E preferred shares. In March 2007 5,250,000 Series C preferred shares were redeemed for an aggregate amount of US$1 following MIGENIX’s termination of the license agreement with Idera Pharmaceuticals (see ”DEVELOPMENT PROGRAMS - Other Matters”). In April 2007 US$100,000 in milestones were achieved in the MX-2401 program and in May 2007 the Company converted 50,000 Series A and 50,000 Series B preferred shares into 158,342 common shares to complete the milestone payment. On the achievement of any of the pre-determined product development milestones underlying the preferred shares and the Company electing to convert, rather than redeem the applicable number of preferred shares for such milestone(s), the maximum number of common shares that could be issued under each series of preferred shares and the conversion price to be used to determine the number of common shares to be issued for such milestone(s) are as follows: Series A and B - 9,728,204 (average closing price 5 trading days prior to the conversion date, minimum price $0.29); Series D - 11,778,846 (average closing price 10 trading days prior to the conversion date); and Series E – 7,983,671 (average closing price 10 trading days prior to the conversion date). See “LIQUIDITY AND CAPITAL RESOURCES” for additional information on the Company’s preferred shares;

•

29,465 (April 30, 2007: 29,465; April 30, 2006: nil) convertible royalty participation units outstanding (see “LIQUIDITY AND CAPITAL RESOURCES”) convertible into up to 17,679,000 (April 30, 2007: 17,679,000; April 30, 2006: nil) common shares. The units are convertible at any time by the holders into the Company’s common shares (initially 600 common shares per unit based at conversion price of $0.50 per common share, with the number of common shares reduced proportionately for any royalties received by the unit holders). Additionally, the Company has an option to convert the units into common shares exercisable if the 20 trading day weighted average closing price of the Company’s common shares is $2.00 or greater and the average daily trading volume is 30,000 or greater;

•

stock options outstanding for the purchase of 4,627,803 (April 30, 2007: 4,071,002; April 30, 2006: 4,053,200) common shares at an average exercise price per common share of $0.89 (April 30, 2007: $0.94; April 30, 2006: $1.12);

•

warrants outstanding for the purchase of 963,125 units (April 30, 2007: 963,125; April 30, 2006: nil) at an exercise price of $0.60 per unit, expiring December 6, 2008. Each unit consists of one common share and one half of one common share purchase warrant. Each whole share purchase warrant allows for the purchase of one common share at an exercise price of $0.80 per common share, expiring December 6, 2011;

•

deferred share units outstanding that can be settled at the option of the Company by issuing up to 160,000 common shares (April 30, 2007: 160,000; April 30, 2006: nil), their equivalent fair market value in cash, or a combination of cash and common shares. The fair value of the 160,000 outstanding deferred share units at April 30, 2007 based on the $0.78 closing price of the Company’s common shares on April 30, 2007 is $124,800. As the Company has the intent and ability to settle the outstanding deferred share units by the issuance of common shares rather than payment in cash, no liability has been recorded in the Company’s accounts at April 30, 2007 with respect to the $124,800 fair value of the outstanding deferred share units; and

•

warrants outstanding for the purchase of 19,173,215 (April 30, 2007: 19,241,474; April 30, 2006: 9,424,551) common shares at a weighted average exercise price per common share of $0.88 (April 30, 2007: $0.89; April 30, 2006: $0.99), as follows:

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

Number of Common Shares Issuable upon Exercise	Exercise Price(s) per Common Share	Expiry Date(s)
579,981	$0.45	May 31, 2008
883,950(1,3)	$0.50	May 3, 2009
6,972,611	$0.55	May 31, 2008
9,631,250(2)	$0.80	December 6, 2011
982,914(3)	$3.00	December 3, 2007
122,509(4)	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
Total = 19,173,215	Average = $0.88(5)

(1)

Issued as part of the May 2006 convertible royalty participation unit financing (see “LIQUIDITY AND CAPITAL RESOURCES”).

(2)

Issued as part of the December 2006 bought deal public offering (see “LIQUIDITY AND CAPITAL RESOURCES”).

(3)

Warrants have an exercise feature allowing the warrant holders to elect to satisfy their obligation to pay the exercise price to the Company by accepting a lesser number of common shares.

(4)

These warrants were assumed by the Company as part of the acquisition of MitoKor. If these warrants are exercised the warrant holders would be entitled to receive up to US$84,288 in milestone payments (milestones are the same as those for the Series E preferred shares), payable at the Company’s option, in cash and/or common shares.

(5)

Weighted average exercise price using closing July 27, 2007 exchange rate of US$1.00 equals $1.0618.

On September 12, 2006 shareholders of the Company approved a new stock option plan and a deferred share unit plan.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company’s investments in interest bearing financial instruments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments respectively. The Company and its US subsidiaries purchase goods and services in US dollars and also earn revenues in US dollars. The Company also purchases goods and services in Euros. The Company does not use derivative instruments to hedge against interest rate or foreign exchange rate fluctuations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During Fiscal 2007, the Company incurred legal fees of $0.6 million (2006: $0.6 million; 2005: $0.6 million) inclusive of sales taxes, payable to a law firm where the Secretary of the Company is a partner. This amount is payable under normal trade terms. All transactions with related parties are recorded at their exchange amounts and accounts payable are subject to normal trade terms. Included in accounts payable and accrued liabilities at April 30, 2007 is $0.1 million (April 30, 2006: $0.3 million) owed to this law firm.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

RISKS AND UNCERTAINTIES

No product candidates being developed by MIGENIX have been approved to be marketed commercially and the Company has incurred significant operating losses in each year since inception. The Company’s business entails significant risks, including the costs, time and uncertainties involved to obtain the required regulatory approvals to market new drugs, the uncertainties involved in preclinical and clinical testing to obtain the information required for regulatory approvals and for marketing of new drugs, the availability of capital and corporate alliances, managing and maintaining corporate collaborations, the degree of patent and other intellectual protection, intense competition and technological change. There can be no assurance that MIGENIX’s research and development activities will result in any commercially viable products or profitability, and we expect to incur substantial losses over at least the next several years.

The Company has limited personnel and financial resources with which to optimally advance its programs. At April 30, 2007 the carrying value of the Company’s intangible assets in respect of its development programs was approximately $1.7 million. The Company may in the future determine that the carrying value of one or more programs should be written down based on:

•

Termination of the program following preclinical and/or clinical testing results;

•

Inability to secure development partner and/or funding to support the program;

•

Carrying value of program exceeds estimated net recoverable value based on factors including projected cash flows;

•

Loss of license rights for failure to perform in accordance with license agreements; and/or

•

Decision not to pursue further development in the program.

A write-down in the carrying value of one or more intangible assets in respect of the Company’s development programs could have a significant non-cash impact on our operating results.

MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained. The Company’s ability to raise capital is primarily dependent on equity markets, the Company’s market capitalization and results in the Company’s drug development programs. To maintain a sufficient cash position to fund its operations MIGENIX may need to delay or alter planned development work, sell or out-license certain development programs, and/or reduce other expenditures.  Our future cash flows and capital requirements will depend on many factors, including, but not limited to, the following: the progress of our research and development programs including clinical trials and the magnitude and scope of these activities; our ability to establish and maintain corporate collaborations and licensing arrangements; the receipt and/or payment of milestone based payments pursuant to licensing agreements; costs of relocating our Vancouver facilities; the time and costs involved in obtaining regulatory approvals; the time and costs involved in scaling up the manufacturing of our products; the amount of government and/or grant funding obtained; the costs involved in preparing, filing, obtaining, maintaining, defending and enforcing patent claims; our strategy to develop, acquire or in-license new technologies and products and other factors not within our control.

In July 2006 we were advised that the building in which our Vancouver office and lab operations are located is to be redeveloped and we should plan to vacate our premises by March 31, 2007, 14 months earlier than the end of our lease. In December 2006 we received notice that our lease was being terminated as of May 31, 2007. Discussions in early 2007 with our landlord indicated that we could remain in our premises up to May 31, 2008, however in May 2007 we received a new notice that we must vacate our premises by November 30, 2007. We have entered into a lease for approximately 5,000 square feet of space (currently office space, no labs) in close proximity to our current Vancouver facility and we continue to evaluate our options for lab space. We have also engaged legal counsel with respect to our interactions with our landlord in this matter. At this time we do not know the financial or operational implications of having to move our Vancouver operations. If we are unable to locate suitable replacement lab premises on a timely basis and/or make alternative arrangements, portions of our operations may be interrupted.

MIGENIX Inc.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Year Ended April 30, 2007

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following table provides summary financial data for our last eight quarters:

	Three months ended,
(Expressed in thousands, except per share amounts)	April 30, 2007 (“Q4/07”)	January 31, 2007 (“Q3/07”)	October 31, 2006 (“Q2/07”)	July 31, 2006 (“Q1/07”)

Revenue	$ -	$19	$ -	$ -
Loss before other income and expenses	$(2,981)	$(6,503)	$ (3,414)	$ (2,356)
Loss	$(3,128)	$(6,726)	$ (3,712)	$ (2,486)
Basic and diluted loss per common share	$(0.03)	$(0.08)	$ (0.05)	$ (0.03)
Weighted average number of common shares outstanding	94,058	87,497	74,505	74,299

	Three months ended,
	April 30, 2006 (“Q4/06”)	January 31, 2006 (“Q3/06”)	October 31, 2005 (“Q2/06”)	July 31, 2005 (“Q1/06”)

Revenue	$ -	$ 305	$ -	$ 269
Loss before other income and expenses	$ (3,111)	$ (2,327)	$ (3,407)	$ (2,834)
Loss	$ (3,032)	$ (2,232)	$ (3,314)	$ (2,772)
Basic and diluted loss per common share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)
Weighted average number of common shares outstanding	74,258	74,258	74,258	69,440

The primary factors affecting the magnitude of the Company’s losses have been research and development expenses (particularly clinical program development costs) not funded by a partner, licensing and collaboration revenues and write-downs in intangible assets. The operating loss and loss in Q3/07 are higher due primarily to the $3.3 million write-down of the MX-4509 program (see “MX-4509: Treatment of Neurodegenerative Diseases” and “Write-down Intangible Assets”). The losses in Q4/07, Q3/07, Q2/07 and Q1/07 include accretion expense of $0.3 million, $0.4 million, $0.4 million and $0.3 million respectively, on the convertible royalty participation units issued in Q1/07 (see “RESULTS OF OPERATIONS - Other Income and Expenses”).

